Exhibit 99.1

theScore

Empowering the Fan Experience

Score Media and Gaming Inc.

MEETING DATE

October 12, 2021

[LOGO]

Recommendation to Company Shareholders

Your vote is important regardless of the number of Company Shares that you own. If you have any questions or require more information with regard to voting your Company Shares, please contact our proxy solicitation agent:

Kingsdale Advisors

TOLL FREE IN NORTH AMERICA
1-888-302-5677

OUTSIDE OF NORTH AMERICA
416-867-2272

EMAIL
contactus@kingsdaleadvisors.com.

[LOGO]

SCORE MEDIA AND GAMING INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held October 12, 2021

NOTICE IS HEREBY GIVEN that, pursuant to an order of the Supreme Court of British Columbia (the “Court”) dated September 10, 2021 (the “Interim Order”), a special meeting (the “Meeting”) of holders (“Company Shareholders”) of Class A Subordinate Voting Shares (“Class A Shares”) of Score Media and Gaming Inc. (“theScore” or the “Company”) and Special Voting Shares (together with Class A Shares, “Company Shares”) of the Company will be held via a live audio webcast online at https://meetnow.global/MTQMUXR on Tuesday, October 12, 2021 at 11:00 a.m. (Toronto time), for the following purposes:

1.	to consider and, if thought advisable, to pass a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “B” to the accompanying management information circular (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving, among other things, the acquisition by 1317774 B.C. Ltd. (“Exchangeco”), an indirect wholly-owned subsidiary of Penn National Gaming, Inc. (“Penn National”), of all of the outstanding Company Shares (other than Company Shares owned by Penn National or its affiliates), all as more particularly described in the Circular, which resolution, to be effective, must be passed by an affirmative vote of: (i) at least two-thirds of the votes cast at the Meeting in person or by proxy by Company Shareholders; and (ii) a majority of the votes cast at the Meeting in person or by proxy by Company Shareholders, each voting as a separate class, excluding the votes of persons whose votes must be excluded in accordance with MI 61-101 (as defined in the Circular); and

2.	to transact such further and other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies this Notice of Meeting. A copy of the arrangement agreement dated August 4, 2021 among theScore, Penn National and Exchangeco is available for inspection by Company Shareholders on the System for Electronic Document Analysis and Retrieval at www.sedar.com under theScore’s profile and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval System at www.sec.gov.

To mitigate risks related to the rapidly evolving coronavirus disease (COVID-19) and based on government recommendations and requirements to avoid large gatherings, the Meeting will be conducted in a virtual-only format via live audio webcast. The live audio webcast will permit all participants to communicate adequately with each other during the Meeting. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the Meeting online is provided in the enclosed Circular.

The Record Date for determining the Company Shareholders entitled to receive notice of and vote at the Meeting is the close of business on Tuesday, September 7, 2021 (the “Record Date”). Only Company Shareholders whose names have been entered in the register of Company Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting.

To be included at the Meeting, your voting instructions must be received by Computershare Trust Company of Canada (“Computershare”), Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, in the enclosed envelope, by mail or by hand delivery, or by internet or by telephone by 11:00 a.m. (Toronto time) on Thursday, October 7, 2021 (or if the Meeting is postponed or adjourned, at least 48 hours (excluding non-business days) prior to the date of the postponed or adjourned Meeting). Please note, if you received a voting instruction form, you hold your Company Shares through a broker, investment dealer or other intermediary and consequently must provide your instructions to your broker, investment dealer or other intermediary as specified in the voting instruction form and by the deadline set out therein (which may be an earlier time than set out above). The Chair, on behalf of the Company, reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy. Company Shareholders who are planning to return the form of proxy or voting instruction form are encouraged to review the Circular carefully before submitting such form.

A Company Shareholder who is unable to attend the Meeting online via the live audio webcast and who wishes to ensure that their Company Shares will be voted at the Meeting is requested to complete, date and execute the enclosed form of proxy and deliver it by internet, by telephone, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Circular. Registered Company Shareholders, or the persons they appoint as their proxies, will be able to virtually attend the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out in the enclosed Circular. Company Shareholders who beneficially own Company Shares that are registered in the name of an intermediary or clearing agency (“beneficial Company Shareholders”) who have not duly appointed themselves as proxyholders may still virtually attend the Meeting as guests provided they are connected to the internet. Guests will be able to listen to the Meeting and ask questions following conclusion of the formal business of the Meeting but will not be able to vote at the Meeting. Company Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy or voting instruction form (including beneficial Company Shareholders who wish to appoint themselves to attend) must carefully follow the instructions in the enclosed Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with theScore’s transfer agent, Computershare, after submitting their form of proxy or voting instruction form. Failure to register the proxyholder with theScore’s transfer agent will result in the proxyholder not receiving an invite code to vote at the Meeting and only being able to attend as a guest, provided that they click “Guest” on the virtual meeting platform and complete the associated online form.

Pursuant to the Interim Order, registered Company Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Company Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the plan of arrangement (“Plan of Arrangement”). A registered Company Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to theScore a written objection to the Arrangement Resolution, which written objection must be received by theScore at Suite 2400 – 745 Thurlow Street, Vancouver, British Columbia, V6E 0C5, Attention: Miranda Lam, not later than 11:00 a.m. (Toronto time) on October 7, 2021, being two Business Days (as defined in the Circular) immediately prior to the date of the Meeting (or two Business Days immediately prior to any adjournment or postponement thereof), and must otherwise strictly comply with the dissent procedures prescribed by the BCBCA, as modified by the Interim Order and the Plan of Arrangement. A Company Shareholder’s right to dissent is more particularly described in the Circular under the heading “Rights of Dissenting Company Shareholders”. Copies of the Plan of Arrangement, the Interim Order and the text of Sections 237 to 247 of the BCBCA are set forth in Appendix “A”, Appendix “C” and Appendix “J” respectively, to the Circular.

Persons who are beneficial Company Shareholders who wish to dissent should be aware that only registered Company Shareholders are entitled to dissent. Accordingly, a beneficial Company Shareholder desiring to exercise this right must make arrangements for the Company Shares beneficially owned by such beneficial Company Shareholder to be registered in the beneficial Company Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by theScore or, alternatively, make arrangements for the registered holder of such Company Shares to dissent on the beneficial Company Shareholder’s behalf.

Failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. It is strongly suggested that any Company Shareholder wishing to dissent seek independent legal advice.

If you have any questions, please contact theScore’s proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-302-5677 toll-free in North America or at 416-867-2272 for collect calls outside of North America or by email at contactus@kingsdaleadvisors.com.

DATED at Toronto, Ontario this 10th day of September, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “John Levy”
John Levy Chairman and Chief Executive Officer

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	1
MANAGEMENT INFORMATION CIRCULAR	5
NOTICE REGARDING INFORMATION	5
DEFINED TERMS	6
REPORTING CURRENCY AND FINANCIAL INFORMATION	6
EXCHANGE RATE INFORMATION	6
FORWARD-LOOKING STATEMENTS	7
NOTICE TO Company ShareholderS IN THE UNITED STATES	9
SUMMARY	10
Purpose of the Meeting	10
Date, Time and Place	10
Record Date	10
Background to the Arrangement	10
Company Shareholder Approval	10
Effects of the Arrangement	10
theScore	11
Penn National	11
Exchangeco	11
Recommendation of the Company Board	12
Reasons for the Recommendations	12
Greenhill Fairness Opinion	16
Morgan Stanley Fairness Opinion	16
Canaccord Genuity Fairness Opinion	16
Letter of Transmittal and Election Form	17
Beneficial Company Shareholders Receiving Penn Shares	17
Election Procedure	17
No Fractional Shares and Rounding of Cash Consideration	18
The Arrangement Agreement	18
Procedure for the Arrangement to Become Effective	20
Court Approval	21
Treatment of Outstanding Company Equity-Based Compensation	21
Dissent Rights	21
Stock Exchange Listing and Reporting Issuer Status	22
Certain Canadian Federal Income Tax Considerations	22
Certain U.S. Federal Income Tax Considerations	22
Risk Factors	23
United States Securities Law Matters	23
QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT	25
GENERAL INFORMATION ABOUT THE MEETING AND VOTING	33
Date, Time and Place	33
Record Date	33
Solicitation of Proxies	33
Quorum	33
Persons Entitled to Vote	33
Voting and Other Meeting Activities	34
Voting by Beneficial Company Shareholders	34
Voting at the Meeting	35
Proxies	38
Appointment of Proxyholders	38
Voting of Proxies	38
Revocation of Proxies	38
THE ARRANGEMENT	39
Background to the Arrangement	39
Recommendation of the Company Board	45
Reasons for the Recommendations	46
Greenhill Fairness Opinion	50
Morgan Stanley Fairness Opinion	51
Canaccord Genuity Fairness Opinion	51
Description of the Plan of Arrangement	52
Procedure for the Arrangement to Become Effective	58
Company Shareholder Approval	59
Voting Support Agreements	59
Court Approval	65
Letter of Transmittal and Election Form	65
Beneficial Company Shareholders Receiving Penn Shares	66
Election and Exchange Procedure	67
Treatment of Outstanding Company Equity-Based Compensation	70
Stock Exchange Listing	70
Interest of Certain Parties in the Arrangement	70
Depositary	75
INFORMATION RELATING TO THESCORE	75
Overview	75
Trading Price and Volume of Class A Shares	76
Prior Sales	76
Available Information	83

i

TABLE OF CONTENTS

(continued)

Risk Factors	83
Company Documents Incorporated by Reference	83
INFORMATION RELATING TO PENN NATIONAL	85
INFORMATION RELATING TO EXCHANGECO	85
INFORMATION RELATING TO the Combined Company	85
THE ARRANGEMENT AGREEMENT	85
Representations and Warranties	86
Conditions Precedent to the Arrangement	87
Covenants	89
Termination of the Arrangement Agreement	94
Non-Competition and Non-Solicitation Agreements	97
DESCRIPTION OF EXCHANGEABLE SHARES AND RELATED AGREEMENTS	97
Description of Exchangeable Shares	97
Exchangeable Share Support Agreement	105
COMPARISON OF SHAREHOLDER RIGHTS	108
REGULATORY MATTERS	108
Canadian Securities Law Matters	108
U.S. Securities Law Matters	111
Investment Canada Act Approval	112
HSR Approval	113
Gaming Consents	113
Stock Exchange Listings and Approvals	113
Eligibility For Investment	114
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	114
Holders Resident in Canada	115
Holders Not Resident in Canada	121
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	121
Certain U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders	123
Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders	124
Backup Withholding and Information Reporting	127
RISK FACTORS	127
Risks Related to the Arrangement	127
Risks Related to the Combined Company	129
Risks Related to the Exchangeable Shares	130
RIGHTS OF DISSENTING Company ShareholderS	130
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	133
INTEREST OF EXPERTS, CERTAIN PERSONS AND COMPANIES	134
Expenses of the Arrangement	134
ADDITIONAL INFORMATION	134
APPROVAL OF THIS MANAGEMENT INFORMATION CIRCULAR	135
CONSENT OF Morgan Stanley	136
CONSENT OF Canaccord Genuity	137
CONSENT OF GREENHILL	138
Appendix “A” PLAN OF ARRANGEMENT	A-1
Appendix “B” ARRANGEMENT RESOLUTION	B-1
Appendix “C” INTERIM ORDER	C-1
Appendix “D” NOTICE OF HEARING OF PETITION	D-1
Appendix “E” Greenhill FAIRNESS OPINION	E-1
Appendix “F” Morgan Stanley Fairness Opinion	F-1
Appendix “G” Canaccord Genuity FAIRNESS OPINION	G-1
Appendix “H” Information Relating to Penn National	H-1
APPENDIX “H-2” INFORMATION RELATING TO EXCHANGECO	H-2-1
Appendix “I” COMPARISON OF RIGHTS OF Company ShareholderS AND PENN NATIONAL SHAREHOLDERS	I-1
Appendix “J” DIVISION 2 OF PART 8 OF THE BCBCA	J-1
Appendix “K” GLOSSARY OF DEFINED TERMS	K-1

ii

MANAGEMENT INFORMATION CIRCULAR

This management information circular (this “Circular”) is furnished in connection with the solicitation of proxies by management of Score Media and Gaming Inc. (“theScore” or the “Company”) for use at the special meeting of Company Shareholders (the “Meeting”) to be held in the manner, at the date and time, and for the purposes set forth in the attached Notice of Meeting.

NOTICE REGARDING INFORMATION

NO CANADIAN SECURITIES REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MANAGEMENT INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

The Company has not authorized any Person to give any information or to make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular. If any such information or representation is given or made, such information or representation should not be relied upon as having been authorized or as being accurate. For greater certainty, to the extent that any information provided on theScore’s website is inconsistent with this Circular, the information provided in this Circular should be relied upon.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Company Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

The information concerning Penn National and Exchangeco incorporated by reference or contained in this Circular has been publicly filed or provided by Penn National. Although theScore has no knowledge that would indicate that any statements contained herein taken from or based upon such documents, records or sources are untrue or incomplete, theScore does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records or sources, or for any failure by Penn National, Exchangeco, any of their respective affiliates or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to theScore. In accordance with the Arrangement Agreement, Penn National provided theScore with all necessary information concerning Penn National, Exchangeco and their respective affiliates that is required by law to be included in this Circular and ensured that such information does not contain any misrepresentations (as such term is defined in the Arrangement Agreement).

All summaries of, and references to, the Arrangement Agreement and the Plan of Arrangement in this Circular are qualified in their entirety by, in the case of the Arrangement Agreement, the complete text of the Arrangement Agreement and the amendment thereto, copies of which are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the SEC’s Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov, and in the case of the Plan of Arrangement, the complete text of the Plan of Arrangement, a copy of which is attached at Appendix “A” to this Circular. Company Shareholders are urged to read carefully the full text of the Arrangement Agreement and the Plan of Arrangement.

This Circular is dated September 10, 2021. Information contained in this Circular is given as of September 10, 2021, unless otherwise specifically stated and except for information contained in documents incorporated by reference herein, which is given as at the respective dates stated in such documents.

DEFINED TERMS

This Circular contains defined terms. For a glossary of defined terms used herein, see Appendix “K” to this Circular. The defined terms and abbreviations used in the Appendices to this Circular, other than in Appendix “K” to this Circular, are, except to the extent noted, defined separately in each such Appendix.

REPORTING CURRENCY AND FINANCIAL INFORMATION

Except as otherwise indicated in this Circular, references to “dollars” and “$” are to the currency of Canada. References in this Circular to “US$” are to the currency of the United States.

All financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to theScore have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, and are audited in accordance with Canadian generally accepted auditing standards, all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Exchangeco have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, and are audited in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, and all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Penn National have been prepared and presented in accordance with U.S. GAAP and audited in accordance with the standards of the Public Company Accounting Oversight Board. Certain measurements set forth in the consolidated financial statements of Penn National, as calculated in accordance with U.S. GAAP, may have different values than if such measurements were calculated in accordance with IFRS. If you have any questions in respect of such potential measurement differences, please contact your financial, tax and/or other professional advisors.

The closing price of the Class A Shares on the TSX on August 4, 2021, the last trading day before the execution of the Arrangement Agreement was announced, was $22.75. See “Information Relating to theScore – Trading Price and Volume of Class A Shares”.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the high, low, average and period-end daily rates of exchange for US$1.00, expressed in Canadian Dollars, posted by the Bank of Canada:

	Year Ended June 30	Year Ended August 31
	2021 $	2021 $	2020 $	2019 $
Highest rate during the period	1.3616	1.3396	1.4496	1.3642
Lowest rate during the period	1.2040	1.2040	1.2970	1.2803
Average rate for the period	1.2823	1.2688	1.3459	1.3255
Rate at the end of the period	1.2394	1.2617	1.3042	1.3295

On September 9, 2021, the daily rate of exchange posted by the Bank of Canada for conversion of U.S. Dollars into Canadian Dollars was US$1.00 equals $1.2654.

Unless otherwise indicated, in this Circular, references to U.S. dollars when discussing the aggregate cash and share components of the Consideration are based upon the daily rates of exchange posted by the Bank of Canada for September 9, 2021.

FORWARD-LOOKING STATEMENTS

Certain statements in this Circular, including the documents incorporated by reference herein, are forward-looking statements. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of theScore, Penn National or the Combined Company. Such statements are all subject to risks, uncertainties and changes in circumstances that could significantly affect Penn National’s future financial results and business. Accordingly, Penn National and theScore caution that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include, but are not limited to: (a) the magnitude and duration of the impact of the coronavirus disease (COVID-19) pandemic on general economic conditions, capital markets, unemployment, consumer spending and Penn National’s liquidity, financial condition, supply chain, operations and personnel; (b) Penn National may not be able to achieve the anticipated financial returns from the acquisition of theScore due to fees, costs and taxes in connection with the integration of theScore into Penn National’s existing operations; (c) the Closing of the Arrangement may be delayed or may not occur at all, for reasons beyond Penn National’s and theScore’s control; (d) the requirement to satisfy the closing conditions in the Arrangement Agreement; (e) potential adverse reactions or changes to business or regulatory relationships resulting from the announcement or completion of the Arrangement; (f) the ability of Penn National or theScore to retain and hire key personnel; (g) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Penn National and theScore to terminate the Arrangement Agreement; (h) other factors as discussed in Penn National’s Annual Report on Form 10-K for the year ended December 31, 2020, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each as filed with the SEC; and (i) other factors as discussed in the annual information form of theScore dated October 28, 2020 for the year ended August 31, 2020 as filed with applicable securities regulatory authorities in Canada and as filed with the SEC, and elsewhere in documents that theScore files from time to time with such securities regulatory authorities in Canada and with the SEC, including management’s discussion and analysis of financial condition and results of operations of theScore for the years ended August 31, 2020 and 2019 and the notice of annual and special meeting of shareholders and management information circular of theScore dated January 8, 2021.

Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Penn National’s and theScore’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Penn National’s and theScore’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Penn National and theScore can give no assurance that such estimates, beliefs and assumptions will prove to be correct. In particular, certain statements included in the sections entitled “The Arrangement – Reasons for the Recommendations” and “Information Related to the Combined Company” are forward-looking statements.

This Circular, including the documents incorporated by reference herein, contains forward-looking statements concerning:

•	expectations regarding whether the Arrangement will be consummated, including whether conditions to the consummation of the Arrangement will be satisfied, or the anticipated timing for the closing of the Arrangement;

•	expectations regarding receipt of all necessary approvals and the expiration of relevant waiting periods;

•	the timing of the Meeting and the Final Order;

•	expectations regarding the projected closing date of the Arrangement;

•	the anticipated value of the Consideration to be received by the Company Shareholders, which will fluctuate in value due to trading prices of the Penn Shares forming part of the Consideration and, in respect of Company Shareholders who elect to receive the Cash Portion of Consideration in Canadian dollars, the USD/CAD exchange rate;

•	Penn National’s digital strategy;

•	the potential benefits of the acquisition of theScore, including benefits for Penn National’s digital betting and content platform through the integration of theScore into Penn National’s existing operations;

•	the anticipated financial returns from the acquisition of theScore, including volumetric cost savings, enhanced customer acquisition and retention, expansion into new verticals, and Penn National’s growth in sales in North America;

•	expectations for the effects of the Arrangement or the Combined Company’s financial position, cash flow and growth prospects;

•	the exercise of Dissent Rights by Shareholders with regards to the Arrangement;

•	anticipated tax treatment of the Arrangement for Company Shareholders; and

•	anticipated future results and financial information relating to the Combined Company.

Certain material factors or assumptions are applied in making forward-looking statements. With respect to the Arrangement and this Circular, the expectations and assumptions expressed or implied in the forward-looking statements, include, but are not limited to the ability of the parties to receive, in a timely manner and on satisfactory terms, Company Shareholder Approval, Regulatory Approvals and stock exchange and Court approvals for the Arrangement, the ability of the parties to satisfy, in a timely manner, the conditions to the closing of the Arrangement, other expectations and assumptions concerning the Arrangement, and expectations and assumptions concerning availability of capital resources.

The forward-looking statements contained in this Circular, including documents incorporated by reference herein, are subject to inherent risks and uncertainties and other factors which could cause actual results to differ materially from those anticipated by the forward-looking statements. The factors which could cause results to differ from current expectations include, but are not limited to:

•	there can be no assurance that the Arrangement will occur or that the anticipated strategic benefits and operational, competitive and cost synergies will be realized;

•	the Arrangement is subject to various Regulatory Approvals, including approval under the Investment Canada Act and the HSR Act, and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met. The Arrangement could be modified, restructured or terminated by each of theScore and Penn National in certain circumstances, and as such, the market price of Company Shares or the business and operations of theScore may be materially adversely affected;

•	the share portion of the Consideration is fixed and there can be no assurance that the market value of the Penn Shares and/or Exchangeable Shares that the holders of Company Shares may receive on the Effective Date will equal or exceed 50% of the market value of the Company Shares held by such Company Shareholders prior to the Effective Date;

•	changes in tax laws, regulations or future assessments; and

•	failure to realize anticipated results, including revenue growth, anticipated cost savings or operating efficiencies from the Combined Company’s major initiatives, including those from restructuring.

The foregoing risks or other risks arising in connection with the failure of the Arrangement, including the diversion of management attention from conducting the business of theScore, may have a material adverse effect on theScore’s business operations, financial results and share price.

Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to Penn National and theScore or that Penn National and theScore presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.

Additional information on these and other factors that could affect the operations or financial results of Penn National, theScore or the Combined Company are included in reports filed by Penn National and theScore with applicable securities regulatory authorities and may be accessed through the SEC’s website (www.sec.gov) and the SEDAR website (www.sedar.com), respectively. These risks and other factors are also discussed in more detail in this Circular under “Risks Factors”, “Information Relating to theScore – Risk Factors”, “Information Relating to Penn National” and “Information Relating to the Combined Company”. Readers are encouraged to read such sections in detail.

The forward-looking statements contained in this Circular, including the documents incorporated by reference herein, are expressly qualified in their entirety by this cautionary statement. The Company and Penn National cannot guarantee that the results or events expressed or implied in any forward-looking statement and information will materialize, and accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Penn National’s and theScore’s expectations only as of the date of this Circular (or in the case of forward-looking statements in a document incorporated by reference herein, as of the date indicated in such document). Penn National and theScore disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NOTICE TO Company ShareholderS IN THE UNITED STATES

THE ARRANGEMENT, THE PENN SHARES AND THE EXCHANGEABLE SHARES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES, NOR HAVE THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Penn Shares, the Exchangeable Shares, the Penn Options, the Penn RSUs, the Exchangeco Options and the Exchangeco RSUs to be issued under the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. Such securities will be issued in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act and in compliance with the securities laws of each state of the United States in which the holders reside on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected. See “The Arrangement – Court Approval”. The Penn Shares and the Exchangeable Shares to be issued under the Arrangement will not be subject to resale restrictions under the U.S. Securities Act, except for restrictions imposed by the U.S. Securities Act on the resale of Penn Shares or Exchangeable Shares received pursuant to the Arrangement by persons who are, or within 90 days prior to the completion of the Arrangement, were, “affiliates” (as defined in Rule 144(a)(1) of the U.S. Securities Act) of Penn National or Exchangeco. See “Regulatory Matters – U.S. Securities Law Matters”.

Company Shareholders who are citizens or residents of the United States should be aware that the Arrangement described herein may have both U.S. and Canadian tax consequences to them which may not be fully described in this Circular. For a general discussion of the Canadian and U.S. federal income tax consequences to investors who are resident in the United States, see “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada” and “Certain U.S. Federal Income Tax Considerations”. U.S. holders are urged to consult their own tax advisors with respect to such U.S. and Canadian income tax consequences and the applicability of any federal, state, local, foreign and other tax laws.

The Company is a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Exchange Act, and this solicitation of proxies is not subject to the proxy requirements of section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation of proxies contemplated herein is made in accordance with Canadian corporate and securities laws, and this Circular has been prepared in accordance with the disclosure requirements of Canadian Securities Laws. Company Shareholders located or resident in the United States should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of theScore incorporated by reference herein have been prepared in accordance with IFRS and have been subject to Canadian generally accepted auditing standards. Accordingly, the financial statements of theScore may not be comparable to financial statements prepared in accordance with U.S. GAAP.

The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that theScore and Exchangeco are organized under the laws of a jurisdiction outside the United States, that their officers and directors include residents of countries other than the United States, that some or all of the experts named in this Circular and the documents incorporated by reference may be residents of countries other the United States, or that all or a substantial portion of the assets of theScore, Exchangeco and such persons are located outside the United States. As a result, it may be difficult or impossible for Company Shareholders in the United States to effect service of process within the United States on theScore, Exchangeco or such persons, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the securities laws of the United States. In addition, Company Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States.

SUMMARY

The following is a summary of certain information contained elsewhere in, or incorporated by reference into, this Circular, including the Appendices hereto. Certain capitalized terms used in this summary are defined in the Glossary of Defined Terms found in Appendix “K” of this Circular. This summary is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Circular.

Purpose of the Meeting

The purpose of the Meeting is for Company Shareholders to consider and, if thought advisable, approve, with or without variation, the Arrangement Resolution with respect to the Arrangement pursuant to the BCBCA involving, among other things, the acquisition by Exchangeco, an indirect wholly-owned subsidiary of Penn National, of all of the outstanding Company Shares (other than those held by Penn National or any of its affiliates) pursuant to the Arrangement Agreement all as more particularly described in this Circular; and to transact such further and other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Date, Time and Place

The Meeting will be held via a live audio webcast online at https://meetnow.global/MTQMUXR on Tuesday, October 12, 2021 at 11:00 a.m. (Toronto time).

Record Date

The Record Date for determining the Company Shareholders entitled to receive notice of and to vote at the Meeting is Tuesday, September 7, 2021. Only Company Shareholders of record as of the close of business (Toronto time) on the Record Date are entitled to receive notice of and to vote at the Meeting.

Background to the Arrangement

On August 4, 2021, theScore, Penn National and Exchangeco entered into the Arrangement Agreement, which sets out the terms and conditions for implementing the Arrangement. The Arrangement Agreement is the result of extensive arm’s length negotiations conducted since March 2021 among representatives of theScore and Penn National and their respective legal and financial advisors.

See “The Arrangement – Background to the Arrangement”.

Company Shareholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of: (i) at least two-thirds of the votes cast at the Meeting in person or by proxy by Company Shareholders; and (ii) a majority of the votes cast at the Meeting in person or by proxy by Company Shareholders, each voting as a separate class, excluding the votes of persons whose votes must be excluded in accordance with MI 61-101. The Company Board unanimously recommends that Company Shareholders vote FOR the Arrangement Resolution.

See “The Arrangement – Company Shareholder Approval”.

Effects of the Arrangement

If the Arrangement Resolution is passed and all other conditions to closing of the Arrangement are satisfied, Penn National will acquire, through its indirect wholly-owned subsidiary, Exchangeco, all of the issued and outstanding Company Shares not owned by Penn National and its Subsidiaries.

Under the Arrangement and subject to the following paragraph, each Company Shareholder (other than Penn National and its Subsidiaries and Dissenting Holders) will receive, for each Company Share held, US$17.00 in cash and 0.2398 Penn Shares.

A Company Shareholder who is an Eligible Holder will have the opportunity (i) to elect to receive, for each Company Share, the share component of the Consideration in the form of Exchangeable Shares, and (ii) where such Company Shareholder has validly elected to receive Exchangeable Shares as the share component of the Consideration to make a joint tax election with Exchangeco to obtain a full or partial Canadian tax deferral of any capital gain that would otherwise arise on a disposition of their Company Shares.

See “The Arrangement – Description of the Plan of Arrangement”, “The Arrangement – Election and Exchange Procedure” and “Certain Canadian Federal Income Tax Considerations”.

theScore

theScore is a company existing under the BCBCA with its principal business office located in Toronto, Ontario. The Company empowers millions of sports fans through its digital media and sports betting products. Its media app ‘theScore’ is one of the most popular in North America, delivering fans highly personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. theScore also creates and distributes innovative digital content through its web, social and esports platforms.

See “Information Relating to theScore”.

Penn National

Penn National Gaming, Inc. is a U.S. corporation organized under the laws of the Commonwealth of Pennsylvania with its principal business office located in Wyomissing, Pennsylvania. With the nation's largest and most diversified regional gaming footprint, including 43 properties across 20 states, Penn National continues to evolve into a highly innovative omni-channel provider of retail and online gaming, live racing and sports betting entertainment. Penn National’s properties feature approximately 50,000 gaming machines, 1,300 table games and 8,800 hotel rooms, and operate under various well-known brands, including Hollywood, Ameristar, and L'Auberge. Penn National’s wholly-owned interactive division, Penn Interactive Ventures, LLC, operates retail sports betting across Penn National’s portfolio, as well as online social casino, bingo, and iCasino products. In February 2020, Penn National entered into a strategic partnership with Barstool Sports, Inc. (“Barstool Sports”) whereby Barstool Sports will exclusively promote Penn National’s land-based and online casinos and sports betting products, including the Barstool Sportsbook mobile app, to its national audience. Penn National’s omni-channel approach is bolstered by the MYCHOICE® loyalty program, which rewards and recognizes its over 24 million members for their loyalty to both retail and online gaming and sports betting products with the most dynamic set of offerings, experiences, and service levels in the industry.

See “Information Relating to Penn National”.

Exchangeco

Exchangeco is a company incorporated under the BCBCA on July 30, 2021. Exchangeco currently has no material assets and, to date, Exchangeco has not carried on any business, except in accordance with its role as a party to the Arrangement Agreement. Exchangeco is an indirect wholly-owned Subsidiary of Penn National.

See “Information Relating to Exchangeco”.

Combined Company

On completion of the Arrangement, Penn National will continue to be a corporation governed by the laws of the Commonwealth of Pennsylvania, and Exchangeco and theScore will continue to be companies governed by the BCBCA. After the Effective Date, Penn National will indirectly own all of the outstanding Company Shares and theScore’s operations will be managed and operated as a Subsidiary of Penn National.

See “Information Relating to the Combined Company”.

Recommendation of the Company Board

After careful consideration, the Company Board unanimously determined that the Arrangement is in the best interests of theScore and is fair to the Company Shareholders. The Company Board unanimously recommends that Company Shareholders vote FOR the Arrangement Resolution.

See “The Arrangement – Recommendation of the Company Board”.

Reasons for the Recommendations

In recommending that Company Shareholders vote in favor of the Arrangement Resolution, the Company Board considered a number of potentially positive factors, including, but not limited to, the following (which factors are not necessarily presented in order of relative importance):

•	Significant Premium to Market Price. Company Shareholders will receive US$34.00 per Company Share (based on the 5-day volume weighted average trading price of Penn Shares as of July 30, 2021) in the Arrangement, a premium of approximately 87% over the closing price of the Company Shares on the NASDAQ on August 4, 2021, the last trading day prior to announcement of the Arrangement, a premium of approximately 83.2% to the 30-day volume weighted average price of the Company Shares on the NASDAQ on August 4, 2021, and a premium of approximately 26% to the U.S. initial public offering price of the Company Shares on February 24, 2021.

•	Review of Strategic Alternatives. The Company Board, after consultation with its financial advisors, considered the identity and potential strategic interest of other industry and financial counterparties for a potential transaction with theScore and the Company Board determined that it was unlikely any person or group would be willing and able to propose a transaction that was on terms (including price) more favourable to the Company, the Company Shareholders and other relevant Company stakeholders than the proposed transaction with Penn National. The Company Board also considered theScore’s standalone business strategy and concluded that the consideration to be received by Company Shareholders pursuant to the Arrangement is more favorable to Company Shareholders than the alternative of remaining an independent public company and pursuing the Company’s long-term plan (taking into account the associated risks, rewards and uncertainties). The Arrangement Agreement also allows the Company Board, in certain circumstances and subject to certain conditions, to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by Company Shareholders and to change its recommendation, terminate the Arrangement Agreement and enter into an agreement with respect to a Superior Proposal. See “Ability to Respond to Superior Proposals” below.

•	Participation by Company Shareholders in Future Growth. Approximately 50% of the consideration that Company Shareholders will receive in the Arrangement consists of Penn Shares and/or Exchangeable Shares, which will provide Company Shareholders the opportunity to participate in any future increase in value of the Combined Company. The Combined Company is expected to benefit from: (i) the creation of an integrated gaming and media platform that leverages the Company’s proprietary technology, (ii) significant potential revenue and cost synergies, (iii) greater control over product development, (iv) greater access to product and engineering talent, (v) the capacity to expand into new verticals and (vi) additional capital resources at a lower cost of capital.

•	Liquid Consideration. Company Shareholders will receive cash and Penn Shares and/or Exchangeable Shares pursuant to the Arrangement as consideration for their Company Shares. In light of the significant trading liquidity for the Penn Shares, Company Shareholders are expected to benefit from certainty of value and the opportunity for immediate liquidity.

•	Loss of Opportunity. The Company Board considered the possibility that, if it declined to approve the Arrangement Agreement, there may not be another opportunity for Company Shareholders to receive comparable value in another transaction.

•	Arms-Length Negotiations. Senior management, with the oversight and direction of the Company Board and with advice from the Company’s legal and financial advisors, vigorously negotiated on an arms-length basis with Penn National with respect to price and other terms and conditions of the Arrangement Agreement.

•	Fairness Opinions of Morgan Stanley and Canaccord Genuity. The Company Board took into account the fact that each of Morgan Stanley and Canaccord Genuity delivered a Fairness Opinion to the Company Board. The Morgan Stanley Fairness Opinion stated that, as of August 4, 2021 and, based upon and subject to the assumptions, qualifications, and limitations set forth in such opinion and such other matters that Morgan Stanley considered relevant, the consideration to be received under the Arrangement by the holders of Class A Shares (other than Penn National and the Levy Supporting Shareholders) was fair, from a financial point of view, to the holders of such Class A Shares. The Canaccord Genuity Fairness Opinion stated that, as of August 4, 2021 and, based upon and subject to the assumptions, qualifications, and limitations set forth in such opinion and such other matters that Canaccord Genuity considered relevant, the consideration to be received under the Arrangement by the holders of Company Shares (other than the Levy Supporting Shareholders, Relay Ventures, and Penn National and its affiliates) was fair, from a financial point of view, to the holders of such Company Shares. See “The Arrangement – Morgan Stanley Fairness Opinion”, “The Arrangement – Canaccord Genuity Fairness Opinion”, Appendix “F” to this Circular and Appendix “G” to this Circular.

•	Fixed Fee Fairness Opinion of Greenhill. The Company Board also took into account the fact that Greenhill, which was compensated on a fixed fee basis that is payable regardless of the conclusions set forth in its Fairness Opinion or whether the Arrangement is completed, delivered a Fairness Opinion stating that, as of August 4, 2021 and, based upon and subject to the assumptions, qualifications, and limitations set forth in such opinion and such other matters that Greenhill considered relevant, the consideration to be received by Company Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Company Shareholders (other than the Levy Supporting Shareholders and Penn National and its affiliates). See “The Arrangement – Greenhill Fairness Opinion” and Appendix “E” to this Circular.

•	The Terms and Conditions of the Arrangement Agreement. The terms and conditions of the Arrangement Agreement, including the fact that the Company’s and Penn National’s representations, warranties and covenants and the conditions to completion of the Arrangement are, in the judgment of the Company Board, after consultation with the Company’s legal advisors, reasonable, and that risks to closing the Arrangement are mitigated by (i) robust regulatory covenants on the part of Penn National and, in certain circumstances, the obligation on Penn National to complete the Subscription upon the occurrence of a Subscription Event, and (ii) the limited and customary nature of the conditions in favour of Penn National, which the Company Board determined are reasonable in the circumstances.

•	Equitable and Fair Treatment of All Stakeholders. In the Company Board’s view, the terms of the Arrangement Agreement treat all stakeholders of the Company equitably and fairly, including that the holders of the Special Voting Shares would receive the same consideration pursuant to the Arrangement as the holders of Class A Shares.

•	Likelihood of Receiving Regulatory Approvals. The Company Board also took into the account the likelihood that the Arrangement will receive the Regulatory Approvals under applicable Laws, including the advice of its legal and other advisors in connection with such Regulatory Approvals, and the covenants of Penn National to use its reasonable best efforts to obtain the Regulatory Approvals.

•	No Financing Condition. The Arrangement is not subject to a financing condition in favour of Penn National and Penn National has sufficient cash on its balance sheet to fund the aggregate cash consideration payable to Company Shareholders pursuant to the Arrangement.

•	No Approval Requirement from Penn National Shareholders. The Arrangement does not require the approval of Penn National’s shareholders.

•	Timeline to Completion. The Company Board’s belief that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time and in any event prior to the End Date.

•	Retention of Key Employees. The Company Board’s belief that the Company being permitted to implement a retention plan for key employees in connection with the Arrangement would help ensure continuity of management and increase the likelihood of the successful operation of the Company during the period prior to closing and of the Combined Company following closing.

•	Voting Support Agreements. The Supporting Shareholders, who include theScore’s largest shareholder and who together hold or exercise control and direction over approximately 30% of the outstanding Company Shares, entered into the Support and Voting Agreements pursuant to which the Supporting Shareholders agreed, among other things, to vote the subject securities in favour of the Arrangement Resolution. The Support and Voting Agreements will terminate if the Arrangement Agreement is terminated, including if the Arrangement Agreement is terminated by theScore in accordance with the terms of such agreement to enter into a binding written agreement with respect to a Superior Proposal. See “The Arrangement – Voting Support Agreements”.

•	Benefit to the Company, Employees and Stakeholders. The Arrangement is expected to benefit the Company, its employees and other stakeholders based upon: (i) Penn National’s strong commitment to Canada, including (a) its plans to operate theScore as a stand-alone business led by the Levy Family, utilizing ‘theScore’ app and brand, with the same operating philosophy that has driven theScore’s success to date; (b) its intention to continue to invest in building the Company’s operations, including the build-out of theScore’s expansive new 80,000 square-foot headquarters at the Waterfront Innovation Centre in downtown Toronto; and (c) its plans to maintain a strong local employee base in Toronto and to leverage Canada’s world class technology talent pool to expand theScore’s engineering and production workforce as the business scales; (ii) the payments permitted under the Arrangement Agreement to facilitate the retention of employees; and (iii) Penn National’s intention to build upon the Company’s existing community and charitable programs.

•	Tax Deferred Rollover. Company Shareholders who are Eligible Holders will have the opportunity to elect to receive Consideration that includes Exchangeable Shares and to make a valid tax election with Exchangeco to defer all or part of the Canadian income tax on any capital gain that would otherwise arise on a disposition of their Company Shares for Exchangeable Shares and cash.

The Company Board’s reasons contain forward-looking information and are subject to various risks and assumptions. See “Forward-Looking Statements”.

In making its determination and recommendation, the Company Board also observed that a number of procedural safeguards were and are present to permit the Company Board to effectively represent the interests of theScore, the securityholders of theScore and theScore’s other stakeholders, including, among others:

•	Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on theScore’s ability to solicit interest from third parties, the Arrangement Agreement allows the Company Board to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by Company Shareholders and after the Company Board determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal. The Company is also permitted to change its recommendation, terminate the Arrangement Agreement and enter into an agreement with respect to a Superior Proposal in compliance with the Arrangement Agreement if, among other things, the Company pays the Termination Fee to Penn National. See “The Arrangement Agreement – Covenants – Non-Solicitation”.

•	Shareholder and Court Approvals. The Arrangement is subject to the following securityholder and Court approvals, which protect securityholders of theScore:

o	The Arrangement Resolution must be approved by (i) the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Meeting; and (ii) a simple majority of the votes cast on the Arrangement Resolution by Company Shareholders (voting on a separate class basis) present in person or represented by proxy at the Meeting, excluding Company Shares held by Mr. B. Levy and entities controlled by him, in accordance with MI 61-101.

o	The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to securityholders of theScore.

•	Dissent Rights. The availability of rights of dissent to registered Company Shareholders with respect to the Arrangement.

The Company Board also considered a number of uncertainties, risks and other potential negative factors associated with the transaction, including the following:

•	Non-Completion. The risks and costs to theScore if the Arrangement is not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and stakeholder relationships.

•	Impact of Announcement on the Company. The fact that the announcement and pendency of the Arrangement, or the failure to complete the Arrangement, may result in significant costs to the Company and cause substantial harm to the Company’s relationships with its employees (including making it more difficult to attract and retain key personnel) and other business partners.

•	Conduct of Business Restrictions. The restrictions on the conduct of theScore’s business prior to the completion of the Arrangement, requiring theScore to conduct its business in the ordinary course, subject to specific exceptions, which may delay or prevent theScore from undertaking business opportunities that may arise pending completion of the Arrangement, including the pursuit of gaming licenses in certain jurisdictions.

•	Tax Treatment. The disposition of Company Shares in exchange for Penn Shares in connection with the transaction would be taxable to Company Shareholders other than Eligible Holders that elect to receive Exchangeable Shares and make a valid tax election with Exchangeco to defer all or part of the Canadian income tax on any capital gain that would otherwise arise on a disposition of their Company Shares for Exchangeable Shares and cash.

•	No Market Canvas; No Solicitation. The Company did not conduct a broad market canvas or auction process to identify potential strategic counterparties and the restrictions in the Arrangement Agreement on the Company’s ability to actively solicit competing bids to acquire it. See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

•	Termination Fee. The potential payment of the Termination Fee, being US$70 million, by theScore under certain circumstances specified in the Arrangement Agreement, and that such Termination Fee may act as deterrent to the emergence of a Superior Proposal.

•	Fees and Expenses. The fees and expenses associated with the Arrangement, a significant portion of which will be incurred regardless of whether the Arrangement is consummated.

•	Other Risks. The other risks associated with the Arrangement and the business of theScore, Penn National and the Combined Company described under “Information Relating to theScore – Risk Factors”, “Information Relating to Penn National” and “Risk Factors”.

After taking into account all of the factors set forth above, as well as others, the Company Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Arrangement were outweighed by the potential benefits of the Arrangement to the Company Shareholders.

Greenhill Fairness Opinion

On August 4, 2021, Greenhill rendered its oral opinion to the Company Board, which was subsequently confirmed in writing, to the effect that, as of August 4, 2021 and, based upon and subject to the assumptions, qualifications and limitations set forth in such opinion and such other matters that Greenhill considered relevant, the Consideration to be received by Company Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Company Shareholders (other than the Levy Supporting Shareholders and Penn National and its affiliates).

This summary of the Greenhill Fairness Opinion is qualified in its entirety by reference to the full text of the Greenhill Fairness Opinion. A copy of the Greenhill Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Greenhill, is attached as Appendix “E” to this Circular.

See “The Arrangement – Greenhill Fairness Opinion”.

Morgan Stanley Fairness Opinion

On August 4, 2021, Morgan Stanley rendered its oral opinion to the Company Board, which was subsequently confirmed in writing, to the effect that, as of August 4, 2021 and, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in such opinion, the Consideration to be received by holders of Class A Shares (other than Penn National and the Levy Supporting Shareholders) pursuant to the Arrangement was fair, from a financial point of view, to such holders of Class A Shares.

This summary of the Morgan Stanley Fairness Opinion is qualified in its entirety by reference to the full text of the Morgan Stanley Fairness Opinion. A copy of the Morgan Stanley Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley, is attached as Appendix “F” to this Circular.

See “The Arrangement – Morgan Stanley Fairness Opinion”.

Canaccord Genuity Fairness Opinion

On August 4, 2021, Canaccord Genuity rendered its opinion to the Company to the effect that, as of August 4, 2021 and, based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the consideration to be received under the Arrangement by the holders of Company Shares was fair, from a financial point of view, to the holders of Company Shares (other than the Levy Supporting Shareholders, Relay Ventures, and Penn National and its affiliates).

This summary of the Canaccord Genuity Fairness Opinion is qualified in its entirety by reference to the full text of the Canaccord Genuity Fairness Opinion. A copy of the Canaccord Genuity Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Canaccord Genuity, is attached as Appendix “G” to this Circular.

See “The Arrangement – Canaccord Genuity Fairness Opinion”.

Letter of Transmittal and Election Form

A Letter of Transmittal and Election Form has been mailed, together with this Circular, to each person who was a registered holder of Company Shares on the Record Date. Each registered Company Shareholder must forward a properly completed and signed Letter of Transmittal and Election Form, with accompanying certificate(s) representing Company Shares, if any, and all other required documents, in order to receive the Consideration to which such Company Shareholder is entitled under the Arrangement. It is recommended that Company Shareholders complete, sign and return the Letter of Transmittal and Election Form with accompanying certificate(s) representing Company Shares, if any, to the Depositary as soon as possible. Registered Company Shareholders that hold their Company Shares in book-entry or other uncertificated form may deliver their Company Shares to the Depositary by noting their respective holder account number(s) in the Letter of Transmittal and Election Form, in accordance with the instructions in the Letter of Transmittal and Election Form.

The payments of the Cash Portion of Consideration (and any cash in lieu of fractional Penn Shares or Exchangeable Shares, as applicable) to Company Shareholders will be denominated in U.S. dollars. However, a Company Shareholder may elect, at any time prior to the Election Deadline, being 5:00 p.m. (Toronto time) on the date of the Meeting, to receive such amounts in Canadian dollars by checking the appropriate box in the Letter of Transmittal and Election Form, in which case such Company Shareholder will have acknowledged and agreed that, in respect of the Cash Portion of Consideration (and any cash in lieu of fractional Penn Shares or Exchangeable Shares, as applicable), the exchange rate for one U.S. dollar expressed in Canadian dollars will be based on the exchange rate available to the affiliate of the Depositary that is acting as Exchangeco’s foreign exchange agent at its typical banking institution on the date the funds are converted. The foreign exchange agent may earn a commercially reasonable spread between the exchange rate used to convert payment amounts and the rate used by any counterparty from which it may purchase any elected currency.

Any Letter of Transmittal and Election Form, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Company Shareholder except that all Letters of Transmittal and Election Forms will be automatically revoked if the Depositary is notified in writing by theScore, Penn National and Exchangeco that the Arrangement Agreement has been terminated. If a Letter of Transmittal and Election Form is automatically revoked, the certificate(s) representing the Company Shares, if any, received with the Letter of Transmittal and Election Form will be promptly returned to the Company Shareholder submitting the same to the address specified in the Letter of Transmittal and Election Form.

See “The Arrangement – Letter of Transmittal and Election Form”.

Beneficial Company Shareholders Receiving Penn Shares

Beneficial Company Shareholders that will receive Penn Shares as the share component of the Consideration under the Arrangement should be aware that such Penn Shares will be held in the name of Cede & Co on behalf of The Depository Trust Company (“DTC”). The Intermediary that the beneficial Company Shareholder deals with in respect of its Company Shares may or may not be able to accept Penn Shares held at the DTC. Beneficial Company Shareholders should contact such Intermediary to confirm whether any additional steps are required to receive Penn Shares including, but not limited to, actions relating to such beneficial Company Shareholder becoming a registered holder with respect to such Penn Shares.

See “The Arrangement – Beneficial Company Shareholders Receiving Penn Shares”.

Election Procedure

Each registered Eligible Holder will have the right to elect in the Letter of Transmittal and Election Form to receive the form of Consideration set out below. Each Company Shareholder who is not an Eligible Holder will not have the right to make an election. Each Company Shareholder who is not an Eligible Holder will receive at the Effective Time of the Arrangement, for each Company Share, 0.2398 Penn Shares and US$17.00 in cash.

Eligible Holders whose Company Shares are registered in the name of an Intermediary should contact that Intermediary for instructions and assistance in delivery of the share certificate(s) representing those Company Shares, if any, and making, if applicable, an election with respect to the form of the share component of the Consideration they wish to receive.

If you are a registered Eligible Holder, to make a valid election as to the form of the share component of the Consideration that you wish to receive under the Arrangement, you must sign and return the Letter of Transmittal and Election Form and make a proper election thereunder and return it with accompanying certificate(s) representing Company Shares, if any, to the Depositary prior to the Election Deadline, being 5:00 p.m. (Toronto time) on the date of the Meeting.

Only Eligible Holders may elect, in respect of all or any portion of their Company Shares, to receive, for each Company Share, 0.2398 Exchangeable Shares and US$17.00 in cash. Company Shareholders who are Eligible Holders wishing to jointly file a section 85 election under the Tax Act (in order to obtain a full or partial tax deferral in respect of the transfer of their Company Shares) must elect to receive Exchangeable Shares as part of the Consideration in respect of such transfer. See “Election and Exchange Procedure – Tax Elections” and “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

An election will have been properly made by registered Eligible Holders only if the Depositary has received, by the Election Deadline, a Letter of Transmittal and Election Form properly completed and signed and accompanied by the certificate(s) representing the Company Shares, if any, to which the Letter of Transmittal and Election Form relates, properly endorsed or otherwise in proper form for transfer, together with all other required documents.

The determination of theScore, Penn National and Exchangeco as to whether elections have been properly made and when elections were received by the Depositary will be binding. ELIGIBLE HOLDERS WHO DO NOT MAKE AN ELECTION PRIOR TO THE ELECTION DEADLINE, OR FOR WHOM THESCORE, PENN NATIONAL AND EXCHANGECO DETERMINE THAT THEIR ELECTION WAS NOT PROPERLY MADE WITH RESPECT TO ANY COMPANY SHARES, WILL BE DEEMED TO HAVE ELECTED TO RECEIVE, FOR EACH COMPANY SHARE, 0.2398 PENN SHARES AND US$17.00 IN CASH. The Depositary may, with the agreement of theScore, Penn National and Exchangeco, make such rules as are consistent with the Arrangement for the implementation of the elections contemplated by the Arrangement and as are necessary or desirable to fully effect such elections.

See “The Arrangement – Election and Exchange Procedure”.

No Fractional Shares and Rounding of Cash Consideration

In no event will any Company Shareholder be entitled to a fractional Penn Share or a fractional Exchangeable Share. Where the aggregate number of Penn Shares or Exchangeable Shares, as the case may be, to be issued to a Company Shareholder as Consideration under the Arrangement would result in a fraction of a Penn Share or an Exchangeable Share being issuable, the number of Penn Shares or Exchangeable Shares, as the case may be, to be received by such Company Shareholder will be rounded down to the nearest whole Penn Share or Exchangeable Share, as the case may be. In lieu of any such fractional Penn Share or Exchangeable Share such Company Shareholder will be entitled to receive a cash payment equal to such fractional interest multiplied by the Penn Share Reference Price, rounded down to the nearest US$0.01.

In any case where the aggregate cash consideration payable to a particular Company Shareholder under the Arrangement would, otherwise include a fraction of a cent, the Consideration payable will be rounded down to the nearest US$0.01.

See “The Arrangement – Election and Exchange Procedure – No Fractional Shares and Rounding of Cash Consideration”.

The Arrangement Agreement

The Arrangement Agreement provides for the Arrangement and matters related thereto. Under the Arrangement Agreement, theScore has agreed to, among other things, call the Meeting to seek the approval of Company Shareholders for the Arrangement Resolution and, if approved, apply to the Court for the Final Order. The following is a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement and the amendment thereto, copies of which are available on SEDAR at www.sedar.com under theScore’s profile and on EDGAR at www.sec.gov.

See “The Arrangement Agreement”.

Covenants, Representations and Warranties

The Arrangement Agreement contains customary covenants and representations and warranties for an agreement of this type, which are summarized in this Circular.

See “The Arrangement Agreement – Covenants” and “The Arrangement Agreement – Representations and Warranties”.

Conditions to the Arrangement

The obligations of theScore, Penn National and Exchangeco to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement which are summarized in this Circular. These conditions include the receipt of Company Shareholder Approval, the Final Order and Regulatory Approvals and the absence of a Company Material Adverse Effect with respect to theScore or a Penn Material Adverse Effect with respect to Penn National.

See “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

Non-Solicitation Provisions

The Company is subject to restrictions on its ability to solicit proposals from third parties with respect to Acquisition Proposals, to provide non-public information to, or to participate or engage in discussions or negotiations with third parties or take certain other actions regarding any Acquisition Proposal, with customary exceptions for unsolicited Acquisition Proposals that the Company Board determines in good faith are, or would reasonably be expected to lead to, a Superior Proposal.

See “The Arrangement Agreement – Covenants – Non-Solicitation”.

Termination of the Arrangement Agreement

The Arrangement Agreement contains certain termination rights, including, among others, (a) the right of either theScore or Exchangeco to terminate the Arrangement Agreement if the Arrangement is not completed on or prior to the End Date, subject to certain conditions, (b) the right of either theScore or Exchangeco to terminate the Arrangement Agreement if there is a Restraint that has become final and non-appealable that makes consummation of the Arrangement illegal or otherwise prohibits theScore or Exchangeco from consummating the Arrangement, subject to certain conditions, (c) the right of either theScore or Exchangeco to terminate the Arrangement Agreement if the Company Shareholders fail to approve the Arrangement, (d) the right of Exchangeco to terminate the Arrangement Agreement if there has been a Willful and Material Breach of any of the non-solicitation obligations under the Arrangement Agreement, (e) the right of either theScore or Exchangeco to terminate the Arrangement Agreement due to a breach by the other party of its representations, warranties or covenants contained in the Arrangement Agreement which would cause certain conditions under the Arrangement to be unsatisfied, in each case, subject to certain conditions, (f) the right of Exchangeco to terminate the Arrangement Agreement if the Company Board fails to recommend that Company Shareholders vote in favour of the Arrangement or if it has effected a Recommendation Withdrawal, and (g) the right of theScore to terminate the Arrangement Agreement to enter into an agreement providing for a Superior Proposal in accordance with the non-solicitation obligations under the Arrangement Agreement, provided that such termination right expires after receipt of the Company Shareholder Approval.

See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Termination Fee

The Company is required to pay the Termination Fee of US$70,000,000 to or as directed by Penn National in certain circumstances, including in the event that the Arrangement Agreement is terminated (a) by theScore to enter into an agreement providing for a Superior Proposal, subject to certain conditions, (b) by Exchangeco because there has been a Willful and Material Breach of any of the non-solicitation obligations under the Arrangement Agreement or because the Company Board or any committee of the Company Board has effected a Recommendation Withdrawal, subject to certain conditions, and (c) by either theScore or Exchangeco because the Arrangement is not completed by the End Date or the Company Shareholder Approval is not obtained, or by Exchangeco due to a breach by theScore of its representations, warranties or covenants in the Arrangement Agreement, in each case of this clause (c), if (i) prior to such termination, an Acquisition Proposal was publicly announced or publicly made known and not publicly withdrawn (or in certain circumstances, was communicated or made known to the Company Board and not withdrawn) and (ii) within 12-months after such termination of the Arrangement Agreement, theScore or any of its Subsidiaries consummates an Acquisition Proposal, or enters into a definitive agreement in respect of an Acquisition Proposal which is subsequently consummated (provided that the term “Acquisition Proposal” in this paragraph has the meaning given to such term in this Circular except that a reference to “20%” should instead refer to “50%”).

The Company is also required to pay to or as directed by Penn National US$10,000,000 in respect of expenses incurred by Penn National, Exchangeco and their respective affiliates and in accordance with the Arrangement Agreement if the Arrangement Agreement is terminated due to the Company Shareholder Approval not being obtained, subject to certain conditions.

See “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination Fee”.

Penn National Subscription

If a Subscription Event occurs, Penn National will be required to subscribe for a number of Class A Shares equal to the lesser of (i) such number of Class A Shares such that following such subscription Penn National and its Subsidiaries will beneficially own or exercise control or direction over 9.99% of the then-outstanding equity of the Company and (ii) the quotient of US$200,000,000 divided by the closing sales price of Class A Shares on NASDAQ on the Business Day immediately prior to the closing of such subscription, in either case for US$200,000,000 in aggregate consideration and provided that the per share purchase price will be no less than US$34.00 (equitably adjusted for any split, consolidation, stock dividend, reclassification, recapitalization or exchange of shares, or any similar event related to the issued and outstanding Class A Shares), payable in cash to the Company immediately upon receipt of all required stock exchange and regulatory approvals (which the parties will use their reasonable best efforts to obtain as promptly as possible), and will enter a customary subscription agreement and standstill agreement. In no event will Penn National be obligated to consummate such subscription for Class A Shares on more than one occasion.

See “The Arrangement Agreement – Termination of the Arrangement Agreement – Penn National Termination Subscription”.

Procedure for the Arrangement to Become Effective

The Arrangement will be implemented by way of a Court approved Plan of Arrangement under Division 5 of Part 9 the BCBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

•	the Arrangement must be approved by the Company Shareholders in the manner set forth in the Interim Order; and

•	the Court must grant the Final Order approving the Arrangement.

In addition the Arrangement will only become effective if all other conditions precedent to the Arrangement set out in the Arrangement Agreement, including approval under the Investment Canada Act and the HSR Act, have been satisfied or waived by the appropriate party. For a description of the other conditions precedent see “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

See “The Arrangement – Procedure for the Arrangement to Become Effective”.

Court Approval

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. Prior to the mailing of this Circular, theScore obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached hereto as Appendix “C”. A copy of the notice of hearing of petition in respect of the hearing of theScore’s application for the Final Order is attached hereto as Appendix “D”.

Subject to the approval of the Arrangement Resolution by Company Shareholders at the Meeting, the hearing of theScore’s application for the Final Order is expected to take place on October 14, 2021 via teleconference at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, or at any other date and time and by any method as the Court may direct. Any Company Shareholder who wishes to participate, appear, to be represented, and to present evidence or arguments at the hearing must file and serve a Response to Petition and satisfy the other requirements of the Court, as directed in the Interim Order appended hereto as Appendix “C” and as the Court may direct in the future. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response to Petition in compliance with the Interim Order will be given notice of the new date. Participation in the hearing of theScore’s application for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court.

At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. If the Court approves the Arrangement with amendments, depending on the nature of the amendments, any of theScore, Penn National and Exchangeco may determine not to complete the transaction contemplated by the Arrangement Agreement.

See “The Arrangement – Court Approval”.

Treatment of Outstanding Company Equity-Based Compensation

The outstanding Company Options and Company RSUs will be treated in accordance with the Plan of Arrangement and the Arrangement Agreement. See “The Arrangement – Description of the Arrangement”, “The Arrangement – Interest of Certain Parties in the Arrangement – Company Options” and “The Arrangement – Interest of Certain Parties in the Arrangement – Company RSUs”.

See “The Arrangement – Treatment of Outstanding Company Equity-Based Compensation”.

Dissent Rights

Under the Interim Order, registered Company Shareholders are entitled to Dissent Rights. Failure to strictly comply the procedures specified in the BCBCA, as modified by the Interim Order and the Plan of Arrangement may result in the loss of any Dissent Rights. Persons who are beneficial Company Shareholders who wish to dissent should be aware that only registered Company Shareholders are entitled to Dissent Rights. Accordingly, a beneficial Company Shareholder desiring to exercise this right must make arrangements for the Company Shares beneficially owned by such Company Shareholder to be registered in the Company Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by theScore or, alternatively, make arrangements for the registered holder of such Company Shares to dissent on the beneficial Company Shareholder’s behalf.

If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor. See “Rights of Dissenting Company Shareholders” and Appendix “I” of this Circular.

Stock Exchange Listing and Reporting Issuer Status

The Penn Shares currently trade on the NASDAQ under the symbol “PENN”. Penn National will apply to list the Penn Shares issuable under the Arrangement on the NASDAQ and it is a condition of closing that Penn National will have obtained approval for this listing (subject to customary conditions).

Penn National and Exchangeco do not intend to apply to list the Exchangeable Shares on any stock exchange.

If the Arrangement is completed, Penn National and Exchangeco intend to have the Company Shares delisted from the TSX and the NASDAQ. In addition, it is expected that theScore will apply to cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate its reporting obligations in Canada following completion of the Arrangement. The Company Shares will be deregistered under the U.S. Exchange Act and the Company will no longer be required to file reports with the SEC.

Upon completion of the Arrangement, Penn National and Exchangeco will each become a reporting issuer in all of the provinces and territories of Canada by virtue of the completion of the Arrangement with theScore. Each of Penn National and Exchangeco will be exempted from Canadian statutory financial and other continuous and timely reporting requirements provided Penn National complies with the requirements of U.S. Securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters and Penn National files with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the U.S. Exchange Act. See “Regulatory Matters – Stock Exchange Listings and Approvals” and “Regulatory Matters – Canadian Securities Law Matters”.

Certain Canadian Federal In come Tax Considerations

Company Shareholders should carefully read the information in this Circular under “Certain Canadian Federal Income Tax Considerations” which qualifies the information set out below and should consult their own tax advisors.

Subject to the following paragraph, Company Shareholders who are residents of Canada for purposes of the Tax Act (including Eligible Holders that do not make a valid tax election as discussed below) will generally dispose of their Company Shares on a taxable basis under the Arrangement.

Company Shareholders who are Eligible Holders may elect to receive Consideration that includes Exchangeable Shares. An Eligible Holder who elects to receive Exchangeable Shares and who makes a valid tax election with Exchangeco may generally defer all or part of the Canadian income tax on any capital gain that would otherwise arise on the disposition of such holder’s Company Shares under the Arrangement, subject to the limitations in the Tax Act (see “Certain Canadian Federal Income Tax Considerations – Exchange of Company Shares for Exchangeable Shares and Cash – Section 85 Election”).

Company Shareholders who are not residents of Canada for purposes of the Tax Act and whose Company Shares are not “taxable Canadian property” for purposes of the Tax Act will generally not be subject to tax under the Tax Act on the disposition of their Company Shares under the Arrangement.

See “Certain Canadian Federal Income Tax Considerations” for a general summary of certain Canadian federal income tax considerations relevant to Company Shareholders.

Certain U.S. Federal Income Tax Considerations

For Company Shareholders who are U.S. Holders, the exchange of Company Shares for cash and Penn Shares is expected to be a taxable transaction for U.S. federal income tax purposes.

Company Shareholders who are Non-U.S. Holders generally will not be subject to U.S. federal income tax on the disposition of their Company Shares under the Arrangement regardless of whether they receive Exchangeable Shares or Penn Shares in addition to cash unless (i) the gain realized is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, if required by an applicable tax treaty, attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder, in the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, unless an applicable income tax treaty provides otherwise.

See “Certain U.S. Federal Income Tax Considerations” for a general summary of certain U.S. federal income tax considerations relevant to Company Shareholders.

Risk Factors

There are a number of risk factors relating to the Arrangement, the business of theScore, the business of Penn National, the business of the Combined Company, the Penn Shares and the Exchangeable Shares, all of which should be carefully considered by Company Shareholders.

See “Risk Factors – Risks Related to the Arrangement”, “Information Relating to theScore – Risk Factors”, “Information Relating to Penn National”, “Risk Factors – Risks Related to the Combined Company” and “Risk Factors – Risks Related to the Exchangeable Shares”.

United States Securities Law Matters

Exemptions from U.S. Registration

The Penn Shares, the Exchangeable Shares, the Penn Options, the Penn RSUs, the Exchangeco Options and the Exchangeco RSUs issuable in connection with the Arrangement will be issued in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act and in compliance with the securities laws of each state of the United States in which the holders reside. Section 3(a)(10) of the U.S. Securities Act exempts from the general registration requirements under the U.S. Securities Act, a security that is issued in exchange for outstanding securities where, among other things, the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a Governmental Entity expressly authorized by Law to grant such approval. The Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Penn Shares, the Exchangeable Shares, the Penn Options, the Penn RSUs, the Exchangeco Options and the Exchangeco RSUs issued in connection with the Arrangement. Prior to the hearing of the Final Order, the Court will be advised that the Penn Shares, the Exchangeable Shares, the Penn Options, the Penn RSUs, the Exchangeco Options and the Exchangeco RSUs will be issued in reliance upon the section 3(a)(10) exemption.

Resale of Penn Shares and Exchangeable Shares in the United States

Company Shareholders who are not “affiliates” (as defined in Rule 144(a)(1) of the U.S. Securities Act) of Penn National or Exchangeco, and have not been affiliates of Penn National or Exchangeco within 90 days prior to the completion of the Arrangement, may resell Penn Shares and Exchangeable Shares issued to them upon closing of the Arrangement in the United States without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Persons who are officers, directors or 10% or greater shareholders of an issuer are generally considered to be its “affiliates” for purposes of Rule 144 of the U.S. Securities Act.

Company Shareholders who are affiliates (or, if applicable, former affiliates) of Penn National or Exchangeco may not be able to resell the Penn Shares or Exchangeable Shares that they receive pursuant to the Arrangement in the absence of registration under the U.S. Securities Act or reliance upon an exemption therefrom. In general, persons who are affiliates of Penn National or Exchangeco or were affiliates of Penn National or Exchangeco 90 days prior to the completion of the Arrangement will be entitled to sell pursuant to Rule 144 under the U.S. Securities Act, during any three-month period, those Penn Shares or Exchangeable Shares that they receive pursuant to the Arrangement, provided that the number of such securities sold does not exceed the greater of 1% of the then outstanding securities of such class or the average weekly trading volume of Penn Shares or Exchangeco Shares on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association during the four calendar week period preceding the date of the sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer. Unless certain conditions are satisfied, Rule 144 is not available for resales of securities of issuers that have ever had (i) no or nominal operations and (ii) no or nominal assets other than cash or cash equivalents. If Penn National or Exchangeco were to be deemed to have ever been such an issuer, Rule 144 of the U.S. Securities Act may be unavailable for resales of the Penn Shares or Exchangeco Shares unless and until Penn National or Exchangeco has satisfied the applicable conditions.

Any Company Shareholder who is an affiliate (or, if applicable, former affiliate) of Penn National or Exchangeco is urged to consult with its own legal advisor to ensure that any proposed resale of Penn Shares or Exchangeable Shares issued to them pursuant to the Arrangement complies with applicable U.S. Securities Act requirements.

Registration of Penn Shares issued upon exchange of the Exchangeable Shares

The Penn Shares to be issued upon exchange of the Exchangeable Shares are not covered by the section 3(a)(10) exemption from registration referenced above and are subject to the registration requirements of the U.S. Securities Act. Pursuant to the Exchangeable Share Support Agreement, Penn National has agreed to file a registration statement (or a prospectus supplement thereto) on any form then available to Penn National that is appropriate for a delayed or continuous offering of securities (including, without limitation, Forms S-3, S-1 or any successor form thereto) (the “Registration Statement”) in order to register under the U.S. Securities Act the Penn Shares issued upon exchange of the Exchangeable Shares from time to time after the Effective Time, to cause the Registration Statement to become effective substantially concurrently and in any event within one (1) Business Day of the date that any Exchangeable Shares are first issued, and cause the Registration Statement (or a successor or replacement Registration Statement) to remain effective at all times that any Exchangeable Shares remain outstanding.

The foregoing discussion is only a general overview of the requirements of the U.S. Securities Laws that may be applicable to the resale of Penn Shares or Exchangeable Shares received pursuant to the Arrangement. Recipients of Penn Shares and Exchangeable Shares are urged to obtain legal advice to ensure that their resale of such securities complies with applicable U.S. Securities Laws. Further information applicable to U.S. Company Shareholders is disclosed in this Circular under “Regulatory Matters – U.S. Securities Law Matters”.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT

Q.	What am I voting on?

A.	You are being asked to consider and, if thought advisable, approve the Arrangement involving, among other things, the acquisition by Exchangeco, an indirect wholly-owned subsidiary of Penn National, of all of the outstanding Company Shares (other than Company Shares owned by Penn National or its affiliates) pursuant to the Arrangement Agreement dated August 4, 2021 between theScore, Penn National and Exchangeco.

Q.	Where and when will the Meeting be held?

A:	The Meeting will be held via a live audio webcast online at https://meetnow.global/MTQMUXR on Tuesday, October 12, 2021 at 11:00 a.m. (Toronto time).

Q.	What will I receive for my Company Shares under the Arrangement?

A.	Under the Arrangement and subject to the following paragraph, each Company Shareholder (other than Penn National and its Subsidiaries and any Company Shareholder exercising Dissent Rights) will receive, for each Company Share held, US$17.00 in cash and 0.2398 Penn Shares.

A Company Shareholder who is an Eligible Holder will have the opportunity (i) to elect to receive, for each Company Share, the share component of the Consideration, in respect of all or any portion of their Company Shares, in the form of Exchangeable Shares, and (ii) where such Company Shareholder has validly elected to receive Exchangeable Shares as the share component of the Consideration, to make a joint tax election with Exchangeco to obtain a full or partial Canadian tax deferral of any capital gain that would otherwise arise on a disposition of their Company Shares. See “The Arrangement – Description of the Arrangement”, “The Arrangement – Election and Exchange Procedure” and “Certain Canadian Federal Income Tax Considerations”.

In no event will any Company Shareholder be entitled to a fractional Penn Share or a fractional Exchangeable Share. Where the aggregate number of Penn Shares or Exchangeable Shares, as the case may be, to be issued to a Company Shareholder as Consideration under the Arrangement would result in a fraction of a Penn Share or an Exchangeable Share being issuable, the number of Penn Shares or Exchangeable Shares, as the case may be, to be received by such Company Shareholder will be rounded down to the nearest whole Penn Share or Exchangeable Share, as the case may be. In lieu of any fractional Penn Share or Exchangeable Share that a Company Shareholder may be entitled to receive, that Company Shareholder will receive a cash payment equal to the applicable fractional interest multiplied by the Penn Share Reference Price, rounded down to the nearest US$0.01. See “The Arrangement – Election and Exchange Procedure – No Fractional Shares and Rounding of Cash Consideration”.

Q.	Does the Company Board support the Arrangement?

A.	Yes. The Company Board has unanimously determined that the Arrangement is in the best interests of theScore and is fair to Company Shareholders, and recommends that Company Shareholders vote FOR the Arrangement Resolution.

In making its recommendation, the Company Board considered a number of factors as described in this Circular under “The Arrangement – Reasons for the Recommendations”. Greenhill is acting as independent financial advisor to the Company Board, and Morgan Stanley and Canaccord Genuity are each acting as financial advisor to the Company. Each Financial Advisor has delivered a Fairness Opinion to the Company Board stating that as of August 4, 2021 and, based upon and subject to the assumptions, qualifications, and limitations set forth in such opinion and such other matters that each such Financial Advisor considered relevant, the consideration to be received under the Arrangement by the holders of Class A Shares (other than Penn National and the Levy Supporting Shareholders), in the case of the Morgan Stanley Fairness Opinion, and the holders of Company Shares (other than the Levy Supporting Shareholders, Relay Ventures, Penn National and its affiliates, in the case of the Canaccord Genuity Fairness Opinion, and other than the Levy Supporting Shareholders, Penn National and its affiliates, in the case of the Greenhill Fairness Opinions), was fair, from a financial point of view, to such holders of Class A Shares and Company Shares, respectively.

See “The Arrangement – Background to the Arrangement”, “The Arrangement – Greenhill Fairness Opinion”, “The Arrangement – Morgan Stanley Fairness Opinion”, “The Arrangement – Canaccord Genuity Fairness Opinion”, and Appendix “E”, Appendix “F” and Appendix “G” to this Circular.

Q.	Why should I support the Arrangement?

A.	In recommending that Company Shareholders vote in favor of the Arrangement Resolution, the Company Board considered a number of potentially positive factors, including, but not limited to:

•	Significant Premium to Market Price. Company Shareholders will receive US$34.00 per Company Share (based on the 5-day volume weighted average trading price of Penn Shares as of July 30, 2021) in the Arrangement, a premium of approximately 87% over the closing price of the Company Shares on the NASDAQ on August 4, 2021, the last trading day prior to announcement of the Arrangement, a premium of approximately 83.2% to the 30-day volume weighted average price of the Company Shares on the NASDAQ on August 4, 2021, and a premium of approximately 26% to the U.S. initial public offering price of the Company Shares on February 24, 2021.

•	Review of Strategic Alternatives. The Company Board, after consultation with its financial advisors, considered the identity and potential strategic interest of other industry and financial counterparties for a potential transaction with theScore and the Company Board determined that it was unlikely any person or group would be willing and able to propose a transaction that was on terms (including price) more favourable to the Company, the Company Shareholders and other relevant Company stakeholders than the proposed transaction with Penn National. The Company Board also considered theScore’s standalone business strategy and concluded that the consideration to be received by Company Shareholders pursuant to the Arrangement is more favorable to Company Shareholders than the alternative of remaining an independent public company and pursuing the Company’s long-term plan (taking into account the associated risks, rewards and uncertainties). The Arrangement Agreement also allows the Company Board, in certain circumstances and subject to certain conditions, to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by Company Shareholders and to change its recommendation, terminate the Arrangement Agreement and enter into an agreement with respect to a Superior Proposal.

•	Participation by Company Shareholders in Future Growth. Approximately 50% of the consideration that Company Shareholders will receive in the Arrangement consists of Penn Shares and/or Exchangeable Shares, which will provide Company Shareholders the opportunity to participate in any future increase in value of the Combined Company. The Combined Company is expected to benefit from: (i) the creation of an integrated gaming and media platform that leverages the Company’s proprietary technology, (ii) significant potential revenue and cost synergies, (iii) greater control over product development, (iv) greater access to product and engineering talent, (v) the capacity to expand into new verticals and (vi) additional capital resources at a lower cost of capital.

•	Liquid Consideration. Company Shareholders will receive cash and Penn Shares and/or Exchangeable Shares pursuant to the Arrangement as consideration for their Company Shares. In light of the significant trading liquidity for the Penn Shares, Company Shareholders are expected to benefit from certainty of value and the opportunity for immediate liquidity.

•	Loss of Opportunity. The Company Board considered the possibility that, if it declined to approve the Arrangement Agreement, there may not be another opportunity for Company Shareholders to receive comparable value in another transaction.

•	Likelihood of Receiving Regulatory Approvals. The Company Board also took into the account the likelihood that the Arrangement will receive the Regulatory Approvals under applicable Laws, including the advice of its legal and other advisors in connection with such Regulatory Approvals, and the covenants of Penn National to use its reasonable best efforts to obtain the Regulatory Approvals.

•	No Financing Condition. The Arrangement is not subject to a financing condition in favour of Penn National and Penn National has sufficient cash on its balance sheet to fund the aggregate cash consideration payable to Company Shareholders pursuant to the Arrangement.

•	Timeline to Completion. The Company Board’s belief that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time and in any event prior to the End Date.

•	Retention of Key Employees. The Company Board’s belief that the Company being permitted to implement a retention plan for key employees in connection with the Arrangement would help ensure continuity of management and increase the likelihood of the successful operation of the Company during the period prior to closing and of the Combined Company following closing.

•	Voting Support Agreements. The Supporting Shareholders, who include theScore’s largest shareholder and who together hold or exercise control and direction over approximately 30% of the outstanding Company Shares, entered into the Support and Voting Agreements pursuant to which the Supporting Shareholders agreed, among other things, to vote the subject securities in favour of the Arrangement Resolution.

•	Tax Deferred Rollover. Company Shareholders who are Eligible Holders will have the opportunity to elect to receive Consideration that includes Exchangeable Shares and to make a valid tax election with Exchangeco to defer all or part of the Canadian income tax on any capital gain that would otherwise arise on a disposition of their Company Shares for Exchangeable Shares and cash.

Q.	Did the Company Board obtain a Fairness Opinion?

A.	Yes, the Company Board obtained three Fairness Opinions:

•	Greenhill rendered an opinion that, as of August 4, 2021 and, based upon and subject to the assumptions, qualifications, and limitations set forth in such opinion and such other matters that Greenhill considered relevant, the Consideration to be received by Company Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Company Shareholders (other than the Levy Supporting Shareholders and Penn National and its affiliates);

•	Morgan Stanley rendered an opinion that, as of August 4, 2021 and, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in such opinion, the Consideration to be received by holders of Class A Shares (other than Penn National and the Levy Supporting Shareholders) pursuant to the Arrangement was fair, from a financial point of view, to such holders of Class A Shares; and

•	Canaccord Genuity rendered an opinion that, as of August 4, 2021 and, based upon and subject to the assumptions, qualifications, and limitations set forth in such opinion and such other matters that Canaccord Genuity considered relevant, the consideration to be received under the Arrangement by the holders of Company Shares was fair, from a financial point of view, to the holders of Company Shares (other than the Levy Supporting Shareholders, Relay Ventures, and Penn National and its affiliates).

Q.	What approvals are required by Company Shareholders at the Meeting?

A.	To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of: (i) at least two-thirds of the votes cast at the Meeting in person or by proxy by Company Shareholders; and (ii) a majority of the votes cast at the Meeting in person or by proxy by Company Shareholders, each voting as a separate class, excluding the votes of persons whose votes must be excluded in accordance with MI 61-101. See “The Arrangement – Company Shareholder Approval”.

Q.	What other approvals are required for the Arrangement?

A.	The Arrangement is subject to, inter alia, approval under the Investment Canada Act, the receipt of the HSR Approval, the receipt of the Closing Condition Gaming Consents, the listing on the NASDAQ of the Penn Shares to be issued and that are issuable in connection with the Arrangement, and no more than 7.5% of the available Dissent Rights being exercised by Company Shareholders in respect of the Arrangement. See “Regulatory Matters”.

The Arrangement must also be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair and reasonable. The Company will apply to the Court for this order if the Company Shareholders approve the Arrangement at the Meeting. See “The Arrangement – Court Approval”.

Q.	When will the Arrangement become effective?

A.	Subject to obtaining the Court and Regulatory Approvals described above, as well as the satisfaction of all other conditions precedent, if Company Shareholders approve the Arrangement Resolution, it is anticipated that the Arrangement will be completed in the fourth quarter of 2021.

Q.	What will happen to theScore if the Arrangement is completed?

A.	If the Arrangement is completed, Exchangeco will acquire all of the Company Shares not currently owned by Penn National, Exchangeco or their respective Subsidiaries, and theScore will become an indirect wholly-owned subsidiary of Penn National. Penn National and Exchangeco intend to have the Company Shares delisted from the TSX and the NASDAQ. In addition, it is expected that theScore will apply to cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate its reporting obligations in Canada following completion of the Arrangement. The Company Shares will be deregistered under the U.S. Exchange Act and the Company will no longer be required to file reports with the SEC.

Q.	Are the Penn Shares and Exchangeable Shares listed on a stock exchange?

A.	The Penn Shares currently trade on the NASDAQ under the symbol “PENN”. Penn National will apply to list the Penn Shares issuable under the Arrangement on the NASDAQ and it is a condition of closing that Penn National will have obtained approval for this listing (subject to customary conditions). Penn National and Exchangeco do not intend to list the Exchangeable Shares issuable under the Arrangement on any stock exchange. See “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

Q.	How do I elect to receive my Consideration under the Arrangement?

A.	Each registered Company Shareholder who is an Eligible Holder will have the right to elect to receive his, her or its preferred form of the share portion of the Consideration (Penn Shares and/or Exchangeable Shares), in respect of all or any portion of their Company Shares, by delivering his, her or its duly completed Letter of Transmittal and Election Form to the Depositary prior to the Election Deadline, being 5:00 p.m. (Toronto time) on the date of the Meeting.

An “Eligible Holder” is a Company Shareholder that is (i) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act or (ii) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act.

Each Company Shareholder who is not an Eligible Holder will not have the right to make an election. Each Company Shareholder who is not an Eligible Holder will receive at the Effective Time of the Arrangement, for each Company Share, 0.2398 Penn Shares and US$17.00 in cash.

Each registered Company Shareholder will have the right to elect to receive the Cash Portion of the Consideration to which he, she or it is entitled in Canadian dollars instead of U.S. dollars by delivering his, her or its duly completed Letter of Transmittal and Election Form to the Depositary prior to the Election Deadline, being 5:00 p.m. (Toronto time) on the date of the Meeting.

Company Shareholders whose Company Shares are registered in the name of an Intermediary should contact that Intermediary for instructions on making an election with respect to the currency of the Cash Portion of the Consideration and (if an Eligible Holder) the form of the share portion of the Consideration that they wish to receive. See “The Arrangement – Election and Exchange Procedure”.

Q.	What happens if I do not make an election in respect of the Consideration I wish to receive under the Arrangement?

A.	Eligible Holders of Company Shares who do not make an election prior to the Election Deadline, or for whom theScore, Penn National and Exchangeco determine that their election was not properly made with respect to any Company Shares, will be deemed to have elected, for each Company Share, to receive US$17.00 in cash and 0.2398 Penn Shares. See “The Arrangement – Election and Exchange Procedure”.

Q.	What are the Canadian federal income tax consequences of the elections that I make with respect to the Arrangement?

A.	Only Eligible Holders may elect to receive Consideration consisting of Exchangeable Shares (or a mix of Exchangeable Shares and Penn Shares) and cash in connection with the Arrangement. Furthermore, only such an Eligible Holder who validly elects (or for whom the registered holder validly elects) to receive Exchangeable Shares as part of the Consideration, prior to the Election Deadline will also be entitled to make a joint election (with Exchangeco) pursuant to section 85 of the Tax Act with respect to its transfer of its Company Shares to Exchangeco and receipt of the Consideration in respect thereof. All other Company Shareholders (including Eligible Holders who do not validly elect, prior to the Election Deadline, to receive Exchangeable Shares as part of the Consideration) will receive Consideration consisting of Penn Shares and cash in connection with the Arrangement and will not be entitled to make a joint election pursuant to section 85 of the Tax Act.

Generally, an Eligible Holder who validly makes a joint election under section 85 of the Tax Act may obtain a full or partial deferral of any capital gain that would otherwise arise on the disposition of such Eligible Holder’s Company Shares. The exchange of Company Shares for Consideration consisting of Exchangeable Shares and cash will generally be a taxable event to an Eligible Holder who receives Exchangeable Shares and who does not validly make a joint election under section 85 of the Tax Act. Such Eligible Holder will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of its Company Shares net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Eligible Holder of its Company Shares. Similarly, the exchange of Company Shares for Consideration consisting of Penn Shares and cash will generally be a taxable event to any Company Shareholder who is a resident of Canada for purposes of the Tax Act (including Eligible Holders who do not validly elect to receive Exchangeable Shares as part of the Consideration prior to the Election Deadline). Such a Canadian resident holder will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of its Company Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Canadian resident holder of its Company Shares. See “Certain Canadian Federal Income Tax Considerations – Exchange of Company Shares for Exchangeable Shares and Cash – Section 85 Election”.

The Canadian tax consequences of receiving or holding Exchangeable Shares may differ significantly from the Canadian tax consequences of receiving or holding Penn Shares, depending upon the particular circumstances of an Eligible Holder. Careful consideration should be given by Eligible Holders to the tax consequences in determining whether or not an election should be made to receive Exchangeable Shares in connection with the Arrangement. Eligible Holders wishing to make the section 85 election should consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations” for further details.

Q.	What are the U.S. federal income tax consequences of the Arrangement?

A.	For Company Shareholders who are U.S. Holders, the exchange of Company Shares for cash and Penn Shares is expected to be a taxable transaction for U.S. federal income tax purposes.

Company Shareholders who are Non-U.S. Holders generally will not be subject to U.S. federal income tax on the disposition of their Company Shares under the Arrangement regardless of whether they receive Exchangeable Shares or Penn Shares in addition to cash unless (i) the gain realized is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder, in the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, unless an applicable income tax treaty provides otherwise.

See “Certain U.S. Federal Income Tax Considerations” for the definitions of U.S. Holder and Non-U.S. Holder and a general summary of certain U.S. federal income tax consequences relating to the Arrangement.

Q.	Are Company Shareholders entitled to Dissent Rights?

A.	Yes. Under the Interim Order, registered holders of Company Shares are entitled to Dissent Rights only if they follow the procedures specified in the BCBCA, as modified by the Interim Order and the Plan of Arrangement. Persons who are beneficial Company Shareholders who wish to dissent should be aware that only registered Company Shareholders are entitled to Dissent Rights. Accordingly, a beneficial Company Shareholder desiring to exercise this right must make arrangements for the Company Shares beneficially owned by such Company Shareholder to be registered in the Company Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by theScore or, alternatively, make arrangements for the registered holder of such Company Shares to dissent on the beneficial Company Shareholder’s behalf.

If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor. See “Rights of Dissenting Company Shareholders”.

Q.	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A.	If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. In certain circumstances, upon the termination of the Arrangement Agreement, (i) theScore will be required to pay to Penn National a termination payment of US$70 million in connection with such termination, (ii) theScore will be required to pay to Penn National US$10 million in connection with such termination as reimbursement for the expenses incurred by Penn National, Exchangeco and their respective affiliates in connection with the Arrangement and the Arrangement Agreement, or (iii) Penn National will be required to subscribe for US$200 million of Class A Shares in connection with such termination. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of Company Shares may be materially adversely affected. The Company’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that, in addition to the above-described reimbursement payment to Penn National in certain circumstances, theScore would remain liable for its own costs relating to the Arrangement. See “The Arrangement Agreement – Termination of the Arrangement Agreement” and “Risk Factors – Risks Related to the Arrangement”.

Q.	How do I vote on the Arrangement Resolution?

A.	You should carefully read and consider the information contained in this Circular. Registered Company Shareholders should then vote by completing the enclosed form of proxy or, alternatively, over the internet or by telephone, in each case in accordance with the enclosed instructions. A proxy will not be valid for use at the Meeting unless the completed form of proxy is deposited at the offices of Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, in the enclosed envelope, by mail or by hand delivery, or by internet or by telephone, by 11:00 a.m. (Toronto time) on Thursday, October 7, 2021 (or if the Meeting is postponed or adjourned, at least 48 hours (excluding non-business days) prior to the date of the postponed or adjourned Meeting). The Company reserves the right to accept late proxies and to extend or waive the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy. See “General Information About the Meeting and Voting – Voting at the Meeting”.

If you have any questions or need help voting your Company Shares, please contact Kingsdale Advisors, by telephone at 1-888-302-5677 toll-free in North America or at 416-867-2272 for collect calls outside of North America or by email at contactus@kingsdaleadvisors.com.

If you hold your Company Shares through an Intermediary, please follow the instructions on the voting instruction form provided by such Intermediary to ensure that your vote is counted at the Meeting. See “General Information About the Meeting and Voting – Voting at the Meeting”.

Q.	Should I send in my proxy now?

A.	Yes. To ensure your vote is counted, you need to complete and submit the enclosed form of proxy or, if applicable, provide your Intermediary with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 11:00 a.m. (Toronto time) on Thursday, October 7, 2021 (or if the Meeting is postponed or adjourned, at least 48 hours (excluding non-business days) prior to the date of the postponed or adjourned Meeting).

Q.	Should I send in my Letter of Transmittal and Election Form and Company Share certificates now?

A.	Yes. It is recommended that all registered Company Shareholders complete, sign and return the Letter of Transmittal and Election Form with accompanying Company Share certificate(s), if any, to the Depositary as soon as possible. Registered Company Shareholders that hold their Company Shares in book-entry or other uncertificated form may deliver their Company Shares to the Depositary by noting their respective holder account number(s) in the Letter of Transmittal and Election Form, in accordance with the instructions in the Letter of Transmittal and Election Form. If you are an Eligible Holder, to make a valid election as to the form of the share component of the Consideration that you wish to receive under the Arrangement, you must sign the Letter of Transmittal and Election Form and make a proper election thereunder and return it with accompanying Company Share certificate(s), if any, to the Depositary prior to the Election Deadline, being 5:00 p.m. (Toronto time) on the date of the Meeting. If you fail to make a proper election by the Election Deadline, you will be deemed to have elected to receive, for each Company Share, US$17.00 in cash and 0.2398 Penn Shares. Please be sure to use the Letter of Transmittal and Election Form. See “The Arrangement – Election and Exchange Procedure”.

Q.	If my Company Shares are held by an Intermediary, will they vote my Company Shares or make an election for me?

A.	An Intermediary will vote the Company Shares held by you, or make an election on your behalf, only if you provide instructions to such Intermediary on how to vote or which election to make. If you fail to give proper instructions, those Company Shares will not be voted and no election will be made on your behalf. Company Shareholders should instruct their Intermediaries to vote their Company Shares and make an election on their behalf by following the instructions provided to them by their Intermediaries. Unless your Intermediary gives you its proxy to vote the Company Shares at the Meeting, you cannot vote those Company Shares owned by you at the Meeting. See “General Information About the Meeting and Voting – Voting at the Meeting”.

An Eligible Holder who fails to make a proper election by the Election Deadline will be deemed to have elected to receive, for each Company Share, US$17.00 in cash and 0.2398 Penn Shares. Please be sure to use the Letter of Transmittal and Election Form. See “The Arrangement – Election and Exchange Procedure”.

Q.	When will I receive the Consideration payable to me under the Arrangement for my Company Shares?

A.	You will receive the Consideration due to you under the Arrangement as soon as practicable after the Arrangement becomes effective and your Letter of Transmittal and Election Form and Company Share certificate(s), if any, and all other required documents are properly completed and received by the Depositary. It is anticipated that the Arrangement will be completed in the fourth quarter of 2021 assuming the Arrangement Resolution is approved, all Court and all other approvals have been obtained, and all other conditions of closing have been satisfied or waived. See “The Arrangement – Procedure for the Arrangement to Become Effective”.

Q.	What happens if I send in my Company Share certificate(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A.	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your Company Share certificate(s), if any, will be returned promptly to you by the Depositary.

Q.	Can I revoke my vote after I have voted by proxy?

A.	Yes. A Company Shareholder executing the enclosed form of proxy has the right to revoke it by providing a new proxy dated as at a later date, provided that the new proxy is received by Computershare before 11:00 a.m. (Toronto time) on Thursday, October 7, 2021 (or if the Meeting is postponed or adjourned, at least 48 hours (excluding non-business days) prior the date of the postponed or adjourned Meeting). A registered Company Shareholder may also revoke any prior proxy without providing new voting instructions by clearly indicating in writing that such Company Shareholder wants to revoke his, her or its proxy and delivering this signed written document to (i) the principal office of theScore at 500 King Street West, Fourth Floor, Toronto, Ontario, M5V 1L9, at any time up to and including the last business day preceding the day of the Meeting, or any postponement or any adjournment of the Meeting, or (ii) the Chair of the Meeting at the Meeting or any postponement or adjournment thereof and prior to the vote in respect of the Arrangement Resolution or in any other way permitted by law. In addition to the foregoing, if a registered Company Shareholder, or the Person appointed as their proxy, is using a control number or an invite code, as applicable, to log in to the Meeting and such Person accepts the terms and conditions, any vote cast by such registered Company Shareholder, or the Person appointed as their proxy, on a ballot at the Meeting will be counted and the corresponding submitted proxy will be disregarded.

If you hold your Company Shares through an Intermediary, the methods to revoke your proxy may be different and you should carefully follow the instructions provided to you by your Intermediary. See “General Information About the Meeting and Voting – Revocation of Proxies”.

Q.	Who can help answer my further questions?

A.	If you have any further questions about this Circular or the matters described in this Circular, please contact your professional advisor or the Company’s proxy solicitation agent, Kingsdale Advisors by telephone at 1-888-302-5677 toll-free in North America or at 416-867-2272 for collect calls outside of North America or by email at contactus@kingsdaleadvisors.com.

GENERAL INFORMATION ABOUT THE MEETING AND VOTING

Date, Time and Place

To mitigate risks related to the rapidly evolving coronavirus disease (COVID-19) and based on government recommendations and requirements to avoid large gatherings, the Meeting will be conducted in a virtual-only format via live audio webcast. The live audio webcast will permit all participants to communicate adequately with each other during the Meeting. Company Shareholders will not be able to attend the Meeting in person. A summary of the information Company Shareholders will need to attend the Meeting online is provided below. See “General Information About the Meeting and Voting – Voting at the Meeting” below.

The Meeting will be held via a live audio webcast online at https://meetnow.global/MTQMUXR on Tuesday, October 12, 2021 at 11:00 a.m. (Toronto time).

Record Date

The Record Date for determining the Company Shareholders entitled to receive notice of and to vote at the Meeting is Tuesday, September 7, 2021. Only Company Shareholders of record as of the close of business (Toronto time) on the Record Date are entitled to receive notice of and to vote at the Meeting.

Solicitation of Proxies

This Circular is furnished by management of theScore in connection with the solicitation of proxies for use at the Meeting to be held via a live audio webcast online at https://meetnow.global/MTQMUXR on Tuesday, October 12, 2021 at 11:00 a.m. (Toronto time), and at any postponements or adjournments of the Meeting.

The solicitation of proxies by this Circular is being made by or on behalf of management of theScore. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited by telephone, over the internet, in writing or in person. The cost of the solicitation will be borne by theScore. In addition, theScore has retained the services of Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent for a fee of approximately $75,000 and theScore has also agreed to reimburse Kingsdale Advisors for out-of-pocket expenses and to indemnify it against certain liabilities arising out of or in connection with such engagement. The cost of the solicitation will be borne by theScore. If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Kingsdale Advisors, toll free in North America at 1-888-302-5677, or call collect from outside North America at 416-867-2272, or by email at contactus@kingsdaleadvisors.com.

Quorum

The quorum for the Meeting is two persons present in person or by proxy who, in the aggregate, hold or represent by proxy not less than 25% of the Company Shares entitled to be voted at the Meeting.

Persons Entitled to Vote

The authorized capital of theScore consists of an unlimited number of Special Voting Shares, an unlimited number of Class A Shares and an unlimited number of preference shares, issuable in series. As of the Record Date, 55,913,850 Class A Shares, 557 Special Voting Shares and no preference shares were issued and outstanding as fully paid and non–assessable.

The holders of Class A Shares are entitled to receive notice of and to attend, and to cast one vote for each Class A Share held by them at all meetings of Company Shareholders, other than meetings at which only the holders of another class or series of shares (if any) are entitled to vote separately as a class or series and other than with respect to certain matters which are exclusively reserved for the holders of Special Voting Shares.

The holders of Special Voting Shares are entitled to receive notice of and to attend, and vote at all meetings of Company Shareholders, other than any meeting of holders of another class of shares who are entitled to vote separately as a class at such meeting and other than with respect to certain matters which are exclusively reserved for the holders of Class A Shares. The holders of Special Voting Shares are entitled to one vote for each share held.

Pursuant to a trust agreement dated October 19, 2012, as amended, among theScore, John Levy Family Holdings Ltd. (“JLFHL”) (as assignee of Levfam Holdings Ltd.) and Computershare (as assignee of Valiant Trust Company), JLFHL, the holder of the Special Voting Shares, agreed not to sell any Special Voting Shares pursuant to a take–over bid under circumstances in which securities legislation would have required the same offer be made to holders of Class A Shares if the sale had been of Class A Shares rather than Special Voting Shares unless, either: (a) an identical offer is made for the Class A Shares, which identical offer has no condition other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for the Special Voting Shares; or (b) there is a concurrent unconditional offer to purchase all of the Class A Shares at a price per share at least as high as the highest price per share paid pursuant to the take–over bid for the Special Voting Shares.

As of the date of this Circular, the only Persons or companies who are known to the directors and executive officers of theScore to beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of theScore’s voting securities are:

(a)	John Levy, who beneficially owns or controls (i) 7,776,050 Class A Shares, representing approximately 13.9% of the total number of Class A Shares outstanding and (ii) 557 Special Voting Shares, representing 100% of the total number of Special Voting Shares outstanding as of the date of this Circular; and

(b)	Relay Ventures Fund II LP and Relay Ventures Parallel Fund II LP (together, “Relay Ventures”) collectively beneficially own or control 6,403,898 Class A Shares, representing approximately 11.5% of the total number of Class A Shares outstanding as of the date of this Circular. John Albright, one of theScore’s directors, co-directs Relay Ventures.

Voting and Other Meeting Activities

Only registered Company Shareholders, or the Persons they appoint as their proxies, are permitted to attend and vote at the Meeting. Each Class A Share and each Special Voting Share in existence as of the Record Date is entitled to one vote at the Meeting. See “General Information About the Meeting and Voting – Persons Entitled to Vote” for details of these voting rights. The list of Company Shareholders entitled to vote at the Meeting will be available for inspection during usual business hours at the principal office of theScore’s transfer agent, Computershare, in Toronto, Ontario.

Registered Company Shareholders, or the Persons they appoint as their proxies, who participate in the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the Internet and comply with all of the requirements set out below under “General Information About the Meeting and Voting – Voting at the Meeting”. Company Shareholders who beneficially own Company Shares that are registered in the name of an Intermediary or clearing agency (“beneficial Company Shareholders”) and who have not duly appointed themselves as proxyholders may still attend the Meeting as guests provided they are connected to the Internet. Guests will be able to listen to the Meeting and ask questions following conclusion of the formal business of the Meeting but will not be able to vote at the Meeting. See “General Information About the Meeting and Voting – Voting at the Meeting” below.

Voting by Beneficial Company Shareholders

While only registered Company Shareholders, or the Persons they appoint as their proxies, are permitted to attend and vote at the Meeting, in many cases Company Shares held by beneficial Company Shareholders are registered either:

(1)	in the name of an Intermediary that the beneficial Company Shareholder deals with in respect of the Company Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self–administered registered retirement savings plans, registered retirement income funds and registered educational savings plans and similar plans; or

(2)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant.

In accordance with Canadian Securities Law, theScore has distributed copies of the Notice of Meeting, this Circular, and the form of proxy and voting instruction form (collectively, the “Meeting Materials”) to CDS and Intermediaries for onward distribution to beneficial Company Shareholders.

Intermediaries are required to forward Meeting Materials to beneficial Company Shareholders unless a beneficial Company Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies (such as Broadridge Financial Solutions Inc. (“Broadridge”)) to forward the Meeting Materials to beneficial Company Shareholders. Generally, beneficial Company Shareholders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit beneficial Company Shareholders to direct the voting of the Company Shares they beneficially own. Beneficial Company Shareholders should follow the procedures set out below, depending on which type of form they receive.

(1)	Voting Instruction Form. In most cases, a beneficial Company Shareholder will receive, as part of the Meeting Materials, a voting instruction form. If the beneficial Company Shareholder does not wish to attend and vote at the Meeting online via the live audio webcast (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms sent by Broadridge permit the completion of the voting instruction form by telephone or through the internet at www.proxyvote.com. If a beneficial Company Shareholder wishes to attend and vote at the Meeting online via the live audio webcast (or have another Person attend and vote on the holder’s behalf), the beneficial Company Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided by Broadridge and a form of proxy giving the right to attend and vote will be forwarded to the beneficial Company Shareholder; or

(2)	Form of Proxy. Less frequently, a beneficial Company Shareholder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Company Shares beneficially owned by the beneficial Company Shareholder but which is otherwise incomplete. If the beneficial Company Shareholder does not wish to attend and vote at the Meeting online via the live audio webcast (or have another Person attend and vote on the beneficial Company Shareholder’s behalf), the beneficial Company Shareholder must complete the form of proxy and deposit it with Computershare as described above. If a beneficial Company Shareholder wishes to attend and vote at the Meeting online via the live audio webcast (or have another Person attend and vote on the beneficial Company Shareholder’s behalf), the beneficial Company Shareholder must strike out the names of the Persons named in the proxy and insert the beneficial Company Shareholder’s (or such other Person’s) name in the blank space provided.

Beneficial Company Shareholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their Company Shares voted at the Meeting. The Company may also utilize the Broadridge QuickVote™ service to assist beneficial Company Shareholders with voting their Company Shares over the telephone. If you have any questions about the Meeting or voting your Company Shares, please contact Kingsdale Advisors by telephone at 1-888-302-5677 (toll-free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

Voting at the Meeting

General

Registered Company Shareholders, or the Persons they appoint as their proxies, may vote at the Meeting by completing a ballot online during the Meeting, as further described below under “General Information About the Meeting and Voting – Voting at the Meeting – How do I Attend and Participate at the Meeting?”

Beneficial Company Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting but will be able to participate as a guest and ask questions following conclusion of the formal business of the Meeting. This is because theScore and Computershare do not have a record of the beneficial Company Shareholders, and, as a result, will have no knowledge of beneficial Company Shareholders’ shareholdings or entitlement to vote unless such beneficial Company Shareholders appoint themselves as proxyholders.

Beneficial Company Shareholders who wish to vote at the Meeting online must appoint themselves as proxyholder by inserting the applicable beneficial Company Shareholder’s name in the space provided on the voting instruction form sent to them and they must follow all of the applicable instructions, including the deadline, provided by their respective Intermediaries. See “General Information About the Meeting and Voting – Voting at the Meeting – Appointment of a Third Party as Proxy” and “General Information About the Meeting and Voting – Voting at the Meeting – How do I Attend and Participate at the Meeting?” below.

U.S. beneficial Company Shareholders who wish to attend and vote at the Meeting online must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend the Meeting online. Such U.S. beneficial Company Shareholder is encouraged to follow the instructions from their broker or bank included with these proxy materials, or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from a broker, bank or other agent, to then register to attend the Meeting, U.S. beneficial Company Shareholders who wish to attend and vote at the Meeting online must submit a copy of their legal proxies to Computershare. Requests for registration should be directed by mail to the attention of the Proxy Department of Computershare at 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1 or by email at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 11:00 a.m. (Toronto time) on Thursday, October 7, 2021. Such U.S. beneficial Company Shareholders will receive a confirmation of their registrations by email after Computershare receives the submitted registration materials. Please note that U.S. beneficial Company Shareholders who wish to attend and vote at the Meeting online are required to register their appointments at www.computershare.com/Score.

Appointment of a Third Party as a Proxy

The following applies to Company Shareholders who wish to appoint someone as their proxyholder other than the management nominees named in the form of proxy or voting instruction form. This includes beneficial Company Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Company Shareholders who wish to appoint someone other than the management nominees as their proxyholder to attend and participate at the Meeting as their proxy and vote their Company Shares must submit their form of proxy or voting instruction form, as applicable, appointing that Person as proxyholder and register that proxyholder online, as described below. Registering a proxyholder is an additional step to be completed after a Company Shareholder has submitted such Company Shareholder’s form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving an invite code to vote in the Meeting and only being able to attend as a guest, provided that they click “Guest” on the virtual meeting platform and complete the associated online form.

Step 1 - Submit a form of proxy or voting instruction form: To appoint someone other than the management nominee(s) as proxyholder, insert that Person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once the form of proxy or voting instruction form (as applicable) has been submitted.

Beneficial Company Shareholders who wish to vote at the Meeting must insert their own name in the space provided on the voting instruction form sent to them by their respective Intermediaries, follow all of the applicable instructions provided by their respective Intermediaries and register themselves as their respective proxyholders, as described below. By doing so, beneficial Company Shareholders are instructing their respective Intermediaries to appoint them as proxyholder. It is important that beneficial Company Shareholders comply with the signature and return instructions provided by their respective Intermediaries. Please also see further instructions below under the heading “General Information About the Meeting and Voting – Voting at the Meeting – How do I Attend and Participate at the Meeting?”

Step 2 - Register the chosen proxyholder: To register a third party proxyholder, Company Shareholders must visit www.computershare.com/Score by no later than 11:00 a.m. (Toronto time) on Thursday, October 7, 2021 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with an invite code via email to participate in the Meeting. Without an invite code, proxyholders will not be able to vote at the Meeting but will be able to participate as a guest, provided that they click “Guest” on the virtual meeting platform and complete the associated online form.

How do I Attend and Participate at the Meeting?

The Meeting will be held in a virtual-only format, which will be conducted via live audio webcast. Registered Company Shareholders, or the Persons they appoint as their proxies, will not be able to attend the Meeting in person.

Attending the Meeting online enables registered Company Shareholders, or the Persons they appoint as their proxies, to vote at the Meeting and ask questions at the appropriate times during the Meeting, all in real time.

Guests, including beneficial Company Shareholders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out below. Guests can listen to the Meeting and ask questions following conclusion of the formal business of the Meeting but are not able to vote.

Log in online at https://meetnow.global/MTQMUXR on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Internet Explorer 11, Edge or Firefox. It is recommended that you log in at least 15 minutes before the Meeting starts.

If you are a registered Company Shareholder, click “Shareholder” and then enter your 15-digit control number, which is the control number located on your form of proxy or in the email notification you received from Computershare.

OR

If you are a duly appointed proxyholder click “Invitation” and then enter your invite code that was provided to you by Computershare after the voting deadline passed. In order to be a duly appointed proxyholder the proxyholder must be registered as described in “Voting at the Meeting – Appointment of a Third Party as Proxy” above.

OR

If you are a beneficial Company Shareholder that has not appointed yourself as a proxyholder click “Guest” and then complete the online form.

Without an invite code, duly appointed proxyholders will not be able to vote at the Meeting.

It is important that registered Company Shareholders, or the Persons they appoint as their proxies, who attend the Meeting online are connected to the Internet at all times during the Meeting in order to vote online when balloting commences. It is the responsibility of registered Company Shareholders, or the Persons they appoint as their proxies, to ensure connectivity for the duration of the Meeting. Registered Company Shareholders, or the Persons they appoint as their proxies, are encouraged to allow ample time to check into the Meeting online and complete the related procedures outlined above.

If a registered Company Shareholder, or the Person appointed as their proxy, is using a control number or an invite code, as applicable, to log in to the Meeting and such Person accepts the terms and conditions, any vote cast by such registered Company Shareholder, or the Person appointed as their proxy, on a ballot at the Meeting will be counted and the corresponding submitted proxy will be disregarded.

Proxies

A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a registered Company Shareholder. Registered Company Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a Person to attend and act as proxyholder at the Meeting. Registered Company Shareholders may use the enclosed form of proxy or any other valid proxy form to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for a registered Company Shareholder at the Meeting, including any continuation after postponement or adjournment of the Meeting.

Appointment of Proxyholders

The persons specified in the enclosed form of proxy are directors and/or executive officers of theScore. A Company Shareholder has the right to appoint a Person (who need not be a Company Shareholder) to represent the Company Shareholder at the Meeting other than the Persons designated in the form of proxy. You may exercise such right by inserting the name in full of the desired Person in the blank space provided in the form of proxy. If you leave the space on the proxy form blank, the directors and officers of theScore named in the enclosed form of proxy are appointed to act as your proxyholder.

To be valid, a proxy must be signed by a Company Shareholder or Company Shareholder’s attorney authorized in writing or, if a Company Shareholder is a corporation, by a duly authorized officer or attorney. Proxies must be received by Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, in the enclosed envelope, by mail or by hand delivery, or by internet or by telephone, by 11:00 a.m. (Toronto time) on Thursday, October 7, 2021 (or if the Meeting is postponed or adjourned, at least 48 hours (excluding non-business days) prior the date of the postponed or adjourned Meeting). The additional registration steps outlined below under “General Information About the Meeting and Voting – Voting at the Meeting” must also be followed. Failure to properly complete or deposit a proxy may result in its invalidation. The time limit for the deposit of proxies may be waived by the Chair of the Meeting at its discretion without notice. Without an invite code, duly appointed proxyholders will not be able to vote at the meeting.

Voting of Proxies

If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your Company Shares for you at the Meeting. The Company Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Company Shareholder on any ballot that may be called for and, if the Company Shareholder specifies a choice with respect to any matter to be acted upon, the Company Shares will be voted accordingly. If a choice is not so specified with respect to any such matter, and the Persons named in the enclosed form of proxy have been appointed as proxyholder, the Company Shares represented by such proxy will be voted IN FAVOUR of the approval of the Arrangement Resolution.

The enclosed form of proxy confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice of Meeting or if any other matters properly come before the Meeting, the proxyholder may vote your Company Shares as he or she considers best. The Company Board is not currently aware of any amendments to the matters to be presented for action at the Meeting or of any other matters to be presented for action at the Meeting.

Revocation of Proxies

In addition to revocation in any other manner permitted by Law, a Company Shareholder who has given a proxy may revoke it by:

(a)	executing a proxy bearing a later date and by delivering it to Computershare c/o Proxy Department at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 before 11:00 a.m. (Toronto time) on Thursday, October 7, 2021, or at least 48 hours (excluding non-business days) prior to any reconvened Meeting in the event of an adjournment of the Meeting; or

(b)	executing a valid notice of revocation and delivering such notice to (i) the principal office of theScore at 500 King Street West, Fourth Floor, Toronto, Ontario, M5V 1L9, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, or (ii) the Chair of the Meeting at the Meeting prior to the commencement of voting in respect of the Arrangement Resolution.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

In addition to the foregoing, if a registered Company Shareholder, or the Person appointed as their proxy, is using a control number or an invite code, as applicable, to log in to the Meeting and such Person accepts the terms and conditions, any vote cast by such registered Company Shareholder, or the Person appointed as their proxy, on a ballot at the Meeting will be counted and the corresponding submitted proxy will be disregarded.

THE ARRANGEMENT

Background to the Arrangement

On August 4, 2021, theScore, Penn National and Exchangeco entered into the Arrangement Agreement, which sets out the terms and conditions for implementing the Arrangement. The Arrangement Agreement is the result of extensive arm’s length negotiations among representatives of theScore, Penn National and Exchangeco and their respective legal and financial advisors. The following is a summary of the principal events leading up to the execution and public announcement of the Arrangement Agreement.

The entering into of the Arrangement Agreement is the result of extensive arm’s length negotiations conducted among representatives of Penn National, theScore and their respective financial and legal advisors. The following is a summary of the material events, meetings, negotiations and discussions among the parties that preceded the public announcement on August 5, 2021 of the execution of the Arrangement Agreement.

Penn National and theScore have had a commercial relationship since July 2019 when they entered into a 20-year multi-state market access framework agreement. In connection with the market access framework agreement, Penn National subscribed for 1,666,667 Class A Shares (adjusted for theScore’s 10 for 1 share consolidation which occurred in February 2021), which represented approximately 4.7% of the outstanding Class A Shares immediately following closing of such transaction. In connection with this commercial relationship, senior executives of Penn National and theScore have had an ongoing dialogue regarding their market access framework agreement, potential further strategic transactions and general industry matters.

In March 2021, management of Penn National initiated preliminary discussions with management of theScore regarding a potential business combination involving Penn National and theScore. These preliminary discussions, principally among Mr. B. Levy, Mr. Chris Rogers, Penn National’s Executive Vice President, Chief Strategy Officer and Mr. Jon Kaplowitz, Penn National’s Senior Vice President, Interactive Gaming, focused on the strategic rationale for such a transaction, including a shared vision of the power of an integrated media and gaming ecosystem and the value of a fully owned and controlled tech stack. These preliminary discussions continued periodically in March 2021 and into April 2021. As a result of these discussions, in April 2021, Mr. J. Levy and Mr. Jay Snowden, the Chief Executive Officer of Penn National, began preliminary discussions about a potential business combination. In late April, Mr. Snowden suggested to Mr. J. Levy that Penn National may be interested in pursuing a potential acquisition of theScore for total consideration of up to approximately US$1.5 billion, with a combination of cash and shares of Penn National stock. In a subsequent conversation, Mr. J. Levy responded to Mr. Snowden that he believed that the total consideration would need to have a value of at least US$2.0 billion for the transaction to be potentially supported by the Company Board.

On May 13, 2021, Mr. J. Levy and Mr. Snowden met by videoconference to discuss a potential transaction in greater detail. At that meeting, Mr. Snowden conveyed his vision to create a leading media, technology and gaming company and suggested that, in furtherance of this goal, Penn National was interested in pursuing a potential acquisition of theScore for total consideration of between US$1.6 billion – US$2.25 billion, with a possible consideration mix of approximately 50% in cash and 50% shares of Penn National stock. Mr. Snowden indicated that Penn National’s ultimate view on price would be influenced, in the first instance, by its assessment, after the due diligence review process, of theScore’s technology and technology roadmap. Mr. Snowden also indicated an expectation that, given Penn National’s desire to develop a strategic partnership with theScore, to maintain the continuity of theScore’s business plan and to retain its management team and employee base, Penn National would require the Levy Family to commit to not sell a portion of the Penn National common stock that they would receive pursuant to a potential transaction for some period following its closing. Mr. J. Levy noted his agreement with the strategic vision, but reiterated his belief that he did not believe the Company Board would be inclined to support any transaction that valued theScore at less than US$2.0 billion.

On May 20, 2021, theScore received a non-binding letter from Penn National which reflected the proposal presented by Mr. Snowden to Mr. J. Levy on their May 13, 2021 videoconference. The letter also stated that Penn National was prepared to immediately commence due diligence so that it could refine the financial terms of its proposal and that it was prepared to negotiate definitive documentation in parallel with its due diligence review. Penn National did not request exclusivity as a condition to commencing negotiations.

On May 20 and 21, 2021, Mr. J. Levy, Mr. B. Levy and other representatives of theScore met with theScore’s legal counsel, McCarthys and Paul, Weiss, to discuss the proposal and considerations for theScore engaging in discussions with Penn National. Over the course of the next several days, Mr. J. Levy spoke with each of the members of the Company Board to advise them of the Penn National proposal, and a copy of Penn National’s May 20, 2021 letter was provided to each of the members of the Company Board. Each of the members of the Company Board expressed their support for proceeding to explore a potential transaction with Penn National, subject to the execution of an acceptable confidentiality and standstill agreement.

On May 25, 2021, a representative of theScore sent a draft confidentiality and standstill agreement to a representative of Penn National. Negotiations over the terms of the agreement ensued over the next several days.

On May 27, 2021, Mr. J. Levy, Mr. B. Levy, Mr. Snowden, Mr. Rogers and Mr. Kaplowitz met by videoconference. The parties discussed at a high level the potential strategic benefits arising from a prospective transaction. Mr. Snowden reiterated Penn National’s goal of creating a leading media, technology and gaming company and the potential opportunities of the combined entity to execute on a shared vision. The parties also discussed at a high level the key workstreams, as well as the principal areas of focus for due diligence.

On June 3, 2021, theScore and Penn National entered into the Confidentiality Agreement, which, among other things, provided that the standstill provisions contained therein would terminate in certain customary circumstances, including if theScore entered into an acquisition agreement with a third party. Later that day, an initial due diligence session was held via videoconference with representatives of theScore and Penn National in attendance, focused principally on theScore’s product roadmap, technology and development capabilities.

On June 15, 2021, Mr. B. Levy, Mr. Rogers and Mr. Kaplowitz met by videoconference to discuss in greater detail the potential strategic benefits arising from a prospective combination of Penn National and theScore.

On June 22, 2021, Mr. J. Levy and Mr. Snowden met by telephone. During this call, Mr. Snowden and Mr. J. Levy spoke about the importance of theScore management team, as well as its broader employee base, to the execution of the shared vision. Mr. Snowden confirmed that Penn National intended to operate theScore as a stand-alone business headquartered in Toronto. Mr. Snowden also advised that he would like to meet in person in approximately two weeks in New York to advance the discussions. Mr. J. Levy indicated that prior to such a meeting, it was necessary to narrow the range on price, noting again that he believed for a potential transaction to be supported by the Company Board, it would need to be at the higher end of the initially proposed price range.

On June 25, 2021, the Company Board held a meeting at which Mr. J. Levy provided an update on his recent discussions with Penn National, including the due diligence and strategy review sessions, and his discussions with Mr. Snowden.

On June 26, 2021, Mr. J. Levy and Mr. Snowden met by videoconference to discuss in further detail the core deal terms. Mr. J. Levy advised that, subject to a final determination on price, given their shared vision and strategy and given the liquidity of Penn National’s common stock, the Company Board was supportive of a consideration mix of approximately 50% cash and 50% shares in Penn National common stock. Mr. J. Levy also advised, on behalf of the Levy Family, that while it is uncommon for shareholders in a public market transaction of this nature to agree to any post-closing hold period, the Levy Family would be willing to consider some limited hold period in connection with this potential transaction, reflecting the Levy Family’s belief in the potential of the combined entity. The discussion then turned to price. Mr. Snowden advised that, subject to satisfactory completion of diligence and resolution of other outstanding principal deal terms, Penn National was prepared to offer a price in the range of up to US$34.00 per Company Share (representing aggregate consideration of approximately US$2.0 billion) with a consideration mix of 50% in cash and 50% shares of Penn National stock. Mr. Snowden reiterated that Penn National’s final view on price would be influenced primarily by the outcome of its technology due diligence, as well as the market price of shares of both theScore and of Penn National at the time of execution of a definitive agreement for the potential transaction. Mr. J. Levy responded that, given recent developments, including the legalization of single-event sports betting in Canada (which came into effect on August 27, 2021), that a price of at the top end of the range – US$38.00 per Company Share (representing aggregate consideration of approximately US$2.25 billion) – would be appropriate. After further discussion, Mr. Snowden indicated that Penn National could consider a price of up to US$36.00 per Company Share (representing aggregate consideration of approximately US$2.14 billion) in certain circumstances. However, Mr. Snowden again reiterated that any final price determination would be influenced, in part, by the market price of shares of both theScore and of Penn National at the time of announcement.

On June 28, 2021, Mr. J. Levy and Mr. Snowden spoke again. Mr. Snowden confirmed that Penn National was willing to proceed at a price in the range of up to US$36.00 per Company Share, subject to Penn National’s due diligence and resolution of other principal deal terms, with any final price determination being influenced, in part, by the market price of shares of both theScore and of Penn National at the time of execution of a definitive agreement for the potential transaction. Mr. Snowden and Mr. J. Levy also discussed a proposed timeline to conclude negotiations and announce the proposed transaction concurrently with Penn National’s earnings release in early August.

On June 30, 2021, Mr. B. Levy and Mr. Kaplowitz met by video conference to review and discuss the organizational structures and team growth plans of theScore and Penn Interactive, respectively.

At a Company Board meeting held on June 30, 2021, Mr. J. Levy provided an update on his recent discussions with Mr. Snowden. Following discussions about the status of the Penn National proposal, the Company Board directed Mr. J. Levy to proceed with the in-person meetings with Mr. Snowden in New York to continue negotiations of the terms of a potential transaction. Mr. J. Levy also advised the Company Board that, following discussions with members of the Company Board, he had contacted Morgan Stanley, which had served as lead underwriter in theScore’s recent U.S. initial public offering and was familiar with theScore and the gaming industry, and Canaccord Genuity, which had a longstanding relationship with theScore and had served as lead underwriter on many of theScore’s financings, about serving as theScore’s financial advisors in connection with the proposed transaction. After a discussion about retaining financial advisors, the Company Board directed Mr. J. Levy to continue his discussions with Morgan Stanley and Canaccord Genuity.

On July 1, July 2, July 4, July 5, July 6, July 7, July 8 and July 22, 2021 representatives of theScore and Penn National engaged in a series of in-depth due diligence discussions relating to sports betting technology, systems infrastructure and development capabilities.

On July 2, 2021, theScore, McCarthys and Paul, Weiss met by video conference with Penn National and its legal counsel, Blakes and Wachtell Lipton, to discuss various preliminary matters relating to the proposed transaction. McCarthys and Paul, Weiss suggested the parties consider an exchangeable share structure that would enable Canadian shareholders to defer a portion of the tax payable upon a sale of their shares of theScore. Later that day, theScore, McCarthys and Paul, Weiss met by video conference with Morgan Stanley to discuss the background to the Penn National proposal, financial analysis and trading matters, the status of due diligence, legal and transaction structure considerations, other potential buyers, deal protection measures and next steps.

On July 6 and July 7, 2021, Mr. J. Levy and Mr. B. Levy travelled to New York along with Aubrey Levy, theScore’s Senior Vice President, Content and Marketing, and Noah Levy, theScore’s Vice President, Product Strategy, to meet with Mr. Snowden, Mr. Rogers, and Mr. Kaplowitz to discuss the potential combination of Penn National and theScore. Dave Portnoy, Erika Nardini, and Dan Katz of Barstool Sports, in which Penn National has a significant minority interest, joined for part of such discussions, as did other members of the senior management teams of both Penn National and theScore. The discussion was wide ranging, covering theScore’s product and technology roadmap and capabilities, theScore’s integrated media and betting growth strategy, the Canadian sports betting and i-Gaming opportunity, theScore’s organizational structure and team growth plans, theScore’s standalone operating plans and potential synergies resulting from the potential combination of Penn National and theScore, including how theScore and Barstool Sports can collaborate to drive growth for the combined company. Following the conclusion of the meetings, Mr. Snowden reconfirmed Penn National’s desire to proceed with a transaction, with the proposed transaction price and other outstanding principal deal terms be negotiated between the parties.

On July 6, 2021, theScore, McCarthys and Paul, Weiss met by video conference with representatives of Penn National, Blakes and Wachtell Lipton to discuss various legal matters relating to the proposed transaction, including documentation, due diligence, regulatory approvals, minority approval requirements and timing.

On July 8, 2021, Mr. J. Levy and Mr. B. Levy updated Morgan Stanley, Canaccord Genuity, McCarthys and Paul, Weiss on the recent discussions conducted with Mr. Snowden in New York about the Penn National proposal. Also on July 8, 2021, McCarthys spoke with representatives of Osler, Hoskin & Harcourt LLP (“Osler”), counsel to the Levy Family, regarding the proposed transaction, including about potential collateral benefits to the Levy Family in connection with the proposed transaction and the implications of MI 61-101.

On July 9, 2021, the Company Board met to receive an update on the status of the proposed transaction. Morgan Stanley and Canaccord Genuity provided the Company Board with an overview of the principal work streams to be performed by them in their roles as financial advisors, including (i) financial analysis to ensure that any transaction consideration represented fair value for the Company Shareholders; (ii) analysis of theScore maintaining the “status quo” by continuing to implement its current strategic plan and not pursuing a transaction with Penn National or any other third party; (iii) analysis and evaluation of Penn National’s stock (given that Penn National’s stock would likely constitute a substantial portion of any transaction consideration); (iv) pro-forma financial analysis of the combined entity (theScore and Penn National) and the associated potential value accrual to shareholders of the combined entity; and (v) identifying potential alternative transactions that might be available to theScore. McCarthys then provided a summary of the Company Board’s corporate law duties and the role of the independent directors in the context of the proposal and an overview of the potential applicability of MI 61-101 regarding protection of minority security holders in special transactions. McCarthys also discussed the role of Morgan Stanley and Canaccord Genuity in the transaction and the rationale for retaining an independent financial advisor that would be compensated on a fixed fee, non-contingent basis. The Company Board then engaged in a discussion with the financial advisors and the Company’s counsel, McCarthys and Paul, Weiss, regarding the proposed transaction. Having considered the views expressed by Morgan Stanley, Canaccord Genuity and theScore’s management and given the significant premium to the then-current market price of the Class A Shares implied by the Penn National proposal, the Company Board concluded that there was a very low likelihood that any other party would be interested in acquiring theScore at a price greater than that proposed by Penn National and, therefore, it was prudent to continue discussions with Penn National and not conduct a broader market check, which could potentially derail the proposed transaction with Penn National on the terms currently under discussion. The Company Board then conducted an in camera meeting of the independent directors at which the proposed transaction was discussed.

On July 12, 2021, Mr. B. Levy, Mr. Kaplowitz and other members of theScore and Penn National teams met by video conference to discuss the creation of a pro forma financial model for the combined businesses of Penn Interactive and theScore.

On July 13, 2021, the Company Board held its regularly scheduled meeting to approve theScore’s third quarter interim financial statements, MD&A and related news release and received an update regarding the potential transaction with Penn National.

On July 15, 2021, theScore, Morgan Stanley, Canaccord Genuity, McCarthys and Paul, Weiss met by video conference to discuss the status of the negotiations of the proposed transaction and due diligence matters. Also on this date, McCarthys had further discussions with representatives of Osler, counsel to the Levy Family, regarding the determination of whether any of the terms of the proposed transaction would constitute collateral benefits for certain members of the Levy Family and potentially trigger the minority approval requirements of MI 61-101.

On July 16, 2021, the Company Board met to discuss the proposed transaction, including work undertaken by the legal and financial advisors and ongoing diligence investigations by each party of the other. The Company Board then conducted an in camera meeting of the independent directors at which the proposed transaction was discussed, including the engagement of an independent financial advisor to the Company Board that would not be paid a fee based on the success of the proposed transaction. Having regard for its independence and expertise, the independent members of the Company Board selected Greenhill as the independent financial advisor to the Company Board. During the in camera session, McCarthys reviewed the role of the independent directors in the context of the proposed transaction, including with respect to the applicability of MI 61-101. See “Regulatory Matters – Canadian Securities Law Matters – Collateral Benefits”.

Also on July 16, 2021, Penn National conducted a due diligence call related to accounting and finance matters.

On July 19, 2021, Penn National conducted due diligence calls relating to human resources and tax matters and McCarthys sent a draft of a term sheet for the exchangeable shares to Blakes and Wachtell Lipton. In addition, Mr. J. Levy and Mr. Snowden spoke to provide a general update on the work their respective teams had undertaken to date. Mr. Snowden indicated he planned to introduce Mr. J. Levy to Mr. David Handler, Penn National’s chairman of the board, who could reinforce the potential for a combined entity that the Penn National Board envisioned. Mr. Snowden also observed the ongoing volatility of Penn National and theScore’s stock prices.

On July 21, 2021, theScore, Morgan Stanley, Canaccord Genuity, McCarthys and Paul, Weiss met by video conference to discuss the status of the negotiations of the proposed transaction and due diligence matters. Also on this date, representatives of Penn National conducted a due diligence call with representatives of theScore regarding accounting matters.

On July 23, 2021, the Company Board met to discuss the proposed transaction and received an update from management on the status of the ongoing mutual due diligence. McCarthys reviewed for the Company Board the analysis that would need to be undertaken in connection with determining whether a minority shareholder vote would be required under MI 61-101. Morgan Stanley and Canaccord Genuity provided the Company Board with an overview of the work to be undertaken in connection with the delivery of their respective fairness opinions and also spoke to a historical share price analysis of both theScore and Penn National. Greenhill provided the Company Board with an overview of its planned work, including its independence with respect to Penn National and theScore, and its approach to fairness. The Company Board then conducted an in camera meeting of the independent directors at which the proposed transaction was discussed, including the relative merits of pursuing the proposed transaction compared to continuing to operate as an independent company or identifying potential alternative transactions that might be available to theScore. At the in camera meeting of the independent members of the Company Board, McCarthys and Paul, Weiss provided an overview of the steps involved in consummating a transaction, the mechanics of an exchangeable share structure and the expectation that Penn National would require voting support commitments from key shareholders, directors and certain senior officers of theScore.

Also on July 23, 2021, given that the proposed transaction consideration included Penn National stock, theScore and its financial and legal advisors conducted a due diligence session with certain members of the senior management of Penn National. Counsel to Penn National also delivered first drafts of an arrangement agreement and voting support agreements to counsel to theScore.

In addition, on July 23, 2021, Mr. J. Levy met by video conference with Mr. Snowden and Mr. Handler. The parties discussed their shared vision to create a leading media, technology and gaming company that would be uniquely positioned to succeed in the rapidly evolving North American sports media and gaming industry. Mr. Handler expressed Penn National Board’s support for continuing discussions with theScore, with the goal of negotiating a potential transaction on terms mutually acceptable to Penn National and theScore.

On July 26, 2021, McCarthys spoke with counsel to Relay Ventures about potential collateral benefits if equity incentive awards were accelerated in connection with the proposed transaction and the implications of MI 61-101. Mr. J. Levy also spoke to John Albright, a director of theScore, in his capacity as a representative of Relay Ventures, on this date about Penn National’s requirement that Relay Ventures sign a voting support agreement agreeing to, among other things, vote in favour of the proposed transaction. Also on July 26, 2021, Penn National conducted due diligence calls related to tax matters.

On July 27, 2021, Mr. J. Levy spoke with Mr. Snowden about the price per Company Share and the mix of consideration proposed by Penn National. Mr. Snowden noted that Penn National was generally satisfied with the results of their due diligence review to date, but given recent trading prices of the shares of both theScore and Penn National, he believed a price per Company Share in the “low US$30’s” to be more appropriate. Mr. J. Levy noted he had also observed the recent volatility in the trading prices of shares of both theScore and Penn National, but advised that the Company Board would not view market volatility as impacting the underlying value of theScore, and as a result, the Company Board continues to believe the appropriate price to be US$36.00 per Company Share. The parties resolved to continue to work on documents for the proposed transaction and final due diligence and to revisit the pricing discussion later in the week. Also on July 27, 2021, counsel to theScore provided their comments on the draft arrangement agreement to counsel to Penn National, including comments with respect to deal protection and covenants to obtain regulatory approvals.

On July 29, 2021, the parties exchanged comments on the exchangeable shares term sheet and the voting support agreements. Also on this date, McCarthys continued discussions with counsel to Relay Ventures regarding potential collateral benefits to be received by Mr. Albright and the related analysis under MI 61-101.

On July 30, 2021, Mr. J. Levy and Mr. Snowden spoke about the price per Company Share to be offered by Penn National pursuant to its proposal. Mr. Snowden suggested that, based on recent trading prices, Penn National would be willing to offer a purchase price with an implied value of US$32.40 per Company Share (representing aggregate consideration of approximately US$1.925 billion). Mr. J. Levy advised that, based on his discussions with the Company Board, he believed there was some flexibility on price but that the Company Board would not be prepared to support a price below US$34.00 per Company Share (representing aggregate consideration of approximately US$2.0 billion). Mr. Snowden told Mr. J. Levy that he would need to consider this further with Penn National’s Board and financial advisors, noting in particular the impact of recent trading price volatility on the proposed purchase price. Mr. B. Levy sent a written communication to the Company Board by email to advise them of recent developments and suggested a meeting of the Company Board on August 2, 2021 for a more comprehensive update.

In the morning of July 31, 2021, Mr. J. Levy and Mr. Snowden spoke. Mr. Snowden indicated that, subject to satisfactory determination of the remaining outstanding core deal terms, including among other things the nature of the Levy Family voting support agreement, the covenants applicable to obtaining regulatory approvals and the quantum of the termination fees payable in certain circumstances, Penn National would be willing to pay US$34.00 per Company Share with a consideration mix of 50% cash and 50% shares of Penn National, with the stock component based on the five-day volume-weighted average trading price of Penn National stock to the close of markets on July 30, 2021. Later that day, Goldman Sachs, financial advisor to Penn National, sent a term sheet to Morgan Stanley and Canaccord Genuity setting out the detailed terms of Penn National’s proposal, which covered all outstanding core deal terms. Counsel to the parties also exchanged comments on the draft arrangement agreement, where key open issues continued to include deal protection matters and the nature of Penn National’s covenant to obtain regulatory approvals.

On August 1, 2021, counsel to Penn National, theScore and the Levy Family exchanged drafts of the voting support agreements, reflecting a number of substantive terms to be negotiated, including whether the Levy Family agreements would survive a termination of the Arrangement Agreement. Also on August 1, 2021, Mr. B. Levy spoke with Mr. Rogers regarding the treatment of theScore’s equity incentive awards and employee retention matters. In addition to periodic telephone discussions that Mr. J. Levy had with the members of the Company Board over the course of the weekend, Mr. B. Levy sent a written update on the status of the negotiations to the Company Board by email.

On August 2, 2021, theScore, McCarthys, Paul, Weiss and Osler met by video conference with Penn National, Blakes and Wachtell Lipton to discuss the material outstanding core deal terms and issues in the transaction documents.

On August 3, 2021, the Company Board met to receive an update on negotiations, including a detailed summary of the transaction documents and the material outstanding issues in the transaction documents. The Company Board then conducted an in camera meeting of the independent directors at which the proposed transaction was discussed, including the relative merits of pursuing the proposed transaction compared to continuing to operate as an independent company. At the in camera session, McCarthys again reviewed with the independent directors their responsibilities under MI 61-101 in connection with the determination of matters relating to collateral benefits to be received by related parties. Later that day and into the morning of August 4, 2021, counsel to the parties negotiated the terms of and exchanged further drafts of the transaction documents. In the course of these negotiations, Penn National requested that each of Mr. J. Levy and Mr. B. Levy enter into a non-competition agreement, which would restrict their ability to compete for a period of three years following closing of the potential transaction.

At 2:00 p.m. on August 4, 2021, the Company Board met to receive an update on the status of the negotiations with Penn National. Management summarized the terms of the transaction documents and advised that, subject to the Company Board’s approval, all material issues had been resolved in principle, with final negotiations continuing on definitive documentation in respect of the proposed transaction. The Company Board then received a detailed financial analysis of the proposed transaction, including with respect to the consideration proposed to be received by Company Shareholders in connection with the proposed transaction, from each of Morgan Stanley, Canaccord Genuity and Greenhill, presenting separately in succession. McCarthys reviewed again the Company Board’s corporate law duties in the context of the evaluation and approval of the proposed transaction. Mr. B. Levy then provided a detailed description of the nature and value of the collateral benefits that each of Mr. J. Levy, Mr. B. Levy and Mr. Albright would be entitled to receive in connection with the proposed transaction as a result of the proposed accelerated vesting of equity incentive awards for non-management members of the Company Board (in the case of Mr. Albright) and the proposed retention arrangements with Penn National in connection with the proposed transaction (in the case of Mr. J. Levy and Mr. B. Levy). Mr. B. Levy also referred to written materials provided by Osler, counsel to the Levy Family, and counsel to Relay Ventures setting out the amount of consideration that each of Mr. J. Levy, Mr. B. Levy and Mr. Albright expect to be beneficially entitled to receive under the terms of the proposed transaction in exchange for the equity securities of theScore beneficially owned by each of them.

The Company Board reconvened at approximately 7:45 p.m. on August 4, 2021. Mr. B. Levy advised that the Penn National Board had met and approved the Arrangement. Each of Morgan Stanley, Canaccord Genuity and Greenhill then delivered its Fairness Opinion. The Company Board, after having undertaken a thorough review of, and having carefully considered the terms of the Arrangement, and after consulting with its financial and legal advisors (including having received the Fairness Opinions) (i) determined that the Arrangement is fair to Company Shareholders, (ii) determined that it is in the best interests of theScore to enter into the Arrangement Agreement, (iii) approved the execution, delivery and performance of the Arrangement Agreement and the consummation of the transactions contemplated thereby, and (iv) resolved to recommend that Company Shareholders approve the Arrangement Resolution and directed that such matter be submitted for consideration of Company Shareholders at the Meeting.

The Company Board then conducted an in camera meeting of the independent directors. McCarthys further outlined the requirements of MI 61-101. The independent directors determined that the value of the benefits to each of Mr. J. Levy and Mr. Albright, net of any offsetting costs to the related party, was less than five per cent of the value that each of Mr. J. Levy and Mr. Albright expected to be beneficially entitled to receive under the terms of the Arrangement in exchange for the equity securities of theScore beneficially owned by each of them. However, the value of the benefits to Mr. B. Levy was greater than five per cent of the value that Mr. B. Levy expected to be beneficially entitled to receive under the terms of the Arrangement in exchange for the equity securities of theScore beneficially owned by him and, therefore, a “majority of the minority” vote under MI 61-101 would be required, which would exclude Mr. B. Levy’s Company Shares.

The Arrangement Agreement and other transaction documents were finalized and a press release announcing the transaction was issued on August 5, 2021 before the opening of markets.

On September 8, 2021, the Company Board approved this Circular and certain other procedural matters related to the Meeting and to the Arrangement.

On September 10, 2021, the Company, Penn National and Exchangeco agreed to amend the Arrangement Agreement and the Plan of Arrangement to provide for the Amalgamation as a step in the Arrangement and related matters. A copy of the Plan of Arrangement, as amended, is attached as Appendix “A” to this Circular.

Recommendation of the Company Board

After careful consideration, the Company Board unanimously determined that the Arrangement is in the best interests of theScore and is fair to the Company Shareholders. The Company Board unanimously recommends that Company Shareholders vote FOR the Arrangement Resolution.

Reasons for the Recommendations

In recommending that Company Shareholders vote in favor of the Arrangement Resolution, the Company Board considered a number of potentially positive factors, including, but not limited to, the following (which factors are not necessarily presented in order of relative importance):

•	Significant Premium to Market Price. Company Shareholders will receive US$34.00 per Company Share (based on the 5-day volume weighted average trading price of Penn Shares as of July 30, 2021) in the Arrangement, a premium of approximately 87% over the closing price of the Company Shares on the NASDAQ on August 4, 2021, the last trading day prior to announcement of the Arrangement, a premium of approximately 83.2% to the 30-day volume weighted average price of the Company Shares on the NASDAQ on August 4, 2021, and a premium of approximately 26% to the U.S. initial public offering price of the Company Shares on February 24, 2021.

•	Review of Strategic Alternatives. The Company Board, after consultation with its financial advisors, considered the identity and potential strategic interest of other industry and financial counterparties for a potential transaction with theScore and the Company Board determined that it was unlikely any person or group would be willing and able to propose a transaction that was on terms (including price) more favourable to the Company, the Company Shareholders and other relevant Company stakeholders than the proposed transaction with Penn National. The Company Board also considered theScore’s standalone business strategy and concluded that the consideration to be received by Company Shareholders pursuant to the Arrangement is more favorable to Company Shareholders than the alternative of remaining an independent public company and pursuing the Company’s long-term plan (taking into account the associated risks, rewards and uncertainties). The Arrangement Agreement also allows the Company Board, in certain circumstances and subject to certain conditions, to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by Company Shareholders and to change its recommendation, terminate the Arrangement Agreement and enter into an agreement with respect to a Superior Proposal. See “Ability to Respond to Superior Proposals” below.

•	Participation by Company Shareholders in Future Growth. Approximately 50% of the consideration that Company Shareholders will receive in the Arrangement consists of Penn Shares and/or Exchangeable Shares, which will provide Company Shareholders the opportunity to participate in any future increase in value of the Combined Company. The Combined Company is expected to benefit from: (i) the creation of an integrated gaming and media platform that leverages the Company’s proprietary technology, (ii) significant potential revenue and cost synergies, (iii) greater control over product development, (iv) greater access to product and engineering talent, (v) the capacity to expand into new verticals and (vi) additional capital resources at a lower cost of capital.

•	Liquid Consideration. Company Shareholders will receive cash and Penn Shares and/or Exchangeable Shares pursuant to the Arrangement as consideration for their Company Shares. In light of the significant trading liquidity for the Penn Shares, Company Shareholders are expected to benefit from certainty of value and the opportunity for immediate liquidity.

•	Loss of Opportunity. The Company Board considered the possibility that, if it declined to approve the Arrangement Agreement, there may not be another opportunity for Company Shareholders to receive comparable value in another transaction.

•	Arms-Length Negotiations. Senior management, with the oversight and direction of the Company Board and with advice from the Company’s legal and financial advisors, vigorously negotiated on an arms-length basis with Penn National with respect to price and other terms and conditions of the Arrangement Agreement.

•	Fairness Opinions of Morgan Stanley and Canaccord Genuity. The Company Board took into account the fact that each of Morgan Stanley and Canaccord Genuity delivered a Fairness Opinion to the Company Board. The Morgan Stanley Fairness Opinion stated that, as of August 4, 2021 and, based upon and subject to the assumptions, qualifications, and limitations set forth in such opinion and such other matters that Morgan Stanley considered relevant, the consideration to be received under the Arrangement by the holders of Class A Shares (other than Penn National and the Levy Supporting Shareholders) was fair, from a financial point of view, to the holders of such Class A Shares. The Canaccord Genuity Fairness Opinion stated that, as of August 4, 2021 and, based upon and subject to the assumptions, qualifications, and limitations set forth in such opinion and such other matters that Canaccord Genuity considered relevant, the consideration to be received under the Arrangement by the holders of Company Shares (other than the Levy Supporting Shareholders, Relay Ventures, and Penn National and its affiliates) was fair, from a financial point of view, to the holders of such Company Shares. See “The Arrangement – Morgan Stanley Fairness Opinion”, “The Arrangement – Canaccord Genuity Fairness Opinion”, Appendix “F” to this Circular and Appendix “G” to this Circular.

•	Fixed Fee Fairness Opinion of Greenhill. The Company Board also took into account the fact that Greenhill, which was compensated on a fixed fee basis that is payable regardless of the conclusions set forth in its Fairness Opinion or whether the Arrangement is completed, delivered the Greenhill Fairness Opinion stating that, as of August 4, 2021 and, based upon and subject to the assumptions, qualifications, and limitations set forth in such opinion and such other matters that Greenhill considered relevant, the consideration to be received by Company Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Company Shareholders (other than the Levy Supporting Shareholders and Penn National and its affiliates). See “The Arrangement – Greenhill Fairness Opinion” and Appendix “E” to this Circular.

•	The Terms and Conditions of the Arrangement Agreement. The terms and conditions of the Arrangement Agreement, including the fact that the Company’s and Penn National’s representations, warranties and covenants and the conditions to completion of the Arrangement are, in the judgment of the Company Board, after consultation with the Company’s legal advisors, reasonable, and that risks to closing the Arrangement are mitigated by (i) robust regulatory covenants on the part of Penn National and, in certain circumstances, the obligation on Penn National to complete the Subscription upon the occurrence of a Subscription Event, and (ii) the limited and customary nature of the conditions in favour of Penn National, which the Company Board determined are reasonable in the circumstances.

•	Equitable and Fair Treatment of All Stakeholders. In the Company Board’s view, the terms of the Arrangement Agreement treat all stakeholders of the Company equitably and fairly, including that the holders of the Special Voting Shares would receive the same consideration pursuant to the Arrangement as the holders of Class A Shares.

•	Likelihood of Receiving Regulatory Approvals. The Company Board also took into the account the likelihood that the Arrangement will receive the Regulatory Approvals under applicable Laws, including the advice of its legal and other advisors in connection with such Regulatory Approvals, and the covenants of Penn National to use its reasonable best efforts to obtain the Regulatory Approvals.

•	No Financing Condition. The Arrangement is not subject to a financing condition in favour of Penn National and Penn National has sufficient cash on its balance sheet to fund the aggregate cash consideration payable to Company Shareholders pursuant to the Arrangement.

•	No Approval Requirement from Penn National Shareholders. The Arrangement does not require the approval of Penn National’s shareholders.

•	Timeline to Completion. The Company Board’s belief that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time and in any event prior to the End Date.

•	Retention of Key Employees. The Company Board’s belief that the Company being permitted to implement a retention plan for key employees in connection with the Arrangement would help ensure continuity of management and increase the likelihood of the successful operation of the Company during the period prior to closing and of the Combined Company following closing.

•	Voting Support Agreements. The Supporting Shareholders, who include theScore’s largest shareholder and who together hold or exercise control and direction over approximately 30% of the outstanding Company Shares, entered into the Support and Voting Agreements pursuant to which the Supporting Shareholders agreed, among other things, to vote the subject securities in favour of the Arrangement Resolution. The Support and Voting Agreements will terminate if the Arrangement Agreement is terminated, including if the Arrangement Agreement is terminated by theScore in accordance with the terms of such agreement to enter into a binding written agreement with respect to a Superior Proposal. See “The Arrangement – Voting Support Agreements”.

•	Benefit to the Company, Employees and Stakeholders. The Arrangement is expected to benefit the Company, its employees and other stakeholders based upon: (i) Penn National’s strong commitment to Canada, including (a) its plans to operate theScore as a stand-alone business led by the Levy Family, utilizing ‘theScore’ app and brand, with the same operating philosophy that has driven theScore’s success to date; (b) its intention to continue to invest in building the Company’s operations, including the build-out of theScore’s expansive new 80,000 square-foot headquarters at the Waterfront Innovation Centre in downtown Toronto; and (c) its plans to maintain a strong local employee base in Toronto and to leverage Canada’s world class technology talent pool to expand theScore’s engineering and production workforce as the business scales; (ii) the payments permitted under the Arrangement Agreement to facilitate the retention of employees; and (iii) Penn National’s intention to build upon the Company’s existing community and charitable programs.

•	Tax Deferred Rollover. Company Shareholders who are Eligible Holders will have the opportunity to elect to receive Consideration that includes Exchangeable Shares and to make a valid tax election with Exchangeco to defer all or part of the Canadian income tax on any capital gain that would otherwise arise on a disposition of their Company Shares for Exchangeable Shares and cash.

The Company Board’s reasons contain forward-looking information and are subject to various risks and assumptions. See “Forward-Looking Statements”.

In making its determination and recommendation, the Company Board also observed that a number of procedural safeguards were and are present to permit the Company Board to effectively represent the interests of theScore, the securityholders of theScore and theScore’s other stakeholders, including, among others:

•	Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on theScore’s ability to solicit interest from third parties, the Arrangement Agreement allows the Company Board to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by Company Shareholders and after the Company Board determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal. The Company is also permitted to change its recommendation, terminate the Arrangement Agreement and enter into an agreement with respect to a Superior Proposal in compliance with the Arrangement Agreement if, among other things, the Company pays the Termination Fee to Penn National. See “The Arrangement Agreement – Covenants – Non-Solicitation”.

•	Shareholder and Court Approvals. The Arrangement is subject to the following securityholder and Court approvals, which protect securityholders of theScore:

o	The Arrangement Resolution must be approved by (i) the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Meeting; and (ii) a simple majority of the votes cast on the Arrangement Resolution by Company Shareholders (voting on a separate class basis) present in person or represented by proxy at the Meeting, excluding Company Shares held by Mr. B. Levy and entities controlled by him, in accordance with MI 61-101.

o	The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to securityholders of theScore.

•	Dissent Rights. The availability of rights of dissent to registered Company Shareholders with respect to the Arrangement.

The Company Board also considered a number of uncertainties, risks and other potential negative factors associated with the transaction, including the following:

•	Non-Completion. The risks and costs to theScore if the Arrangement is not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and stakeholder relationships.

•	Impact of Announcement on the Company. The fact that the announcement and pendency of the Arrangement, or the failure to complete the Arrangement, may result in significant costs to the Company and cause substantial harm to the Company’s relationships with its employees (including making it more difficult to attract and retain key personnel) and other business partners.

•	Conduct of Business Restrictions. The restrictions on the conduct of theScore’s business prior to the completion of the Arrangement, requiring theScore to conduct its business in the ordinary course, subject to specific exceptions, which may delay or prevent theScore from undertaking business opportunities that may arise pending completion of the Arrangement, including the pursuit of gaming licenses in certain jurisdictions.

•	Tax Treatment. The disposition of Company Shares in exchange for Penn Shares in connection with the transaction would be taxable to Company Shareholders other than Eligible Holders that elect to receive Exchangeable Shares and make a valid tax election with Exchangeco to defer all or part of the Canadian income tax on any capital gain that would otherwise arise on a disposition of their Company Shares for Exchangeable Shares and cash.

•	No Market Canvas; No Solicitation. The Company did not conduct a broad market canvas or auction process to identify potential strategic counterparties and the restrictions in the Arrangement Agreement on the Company’s ability to actively solicit competing bids to acquire it. See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

•	Termination Fee. The potential payment of the Termination Fee, being US$70 million, by theScore under certain circumstances specified in the Arrangement Agreement, and that such Termination Fee may act as deterrent to the emergence of a Superior Proposal.

•	Fees and Expenses. The fees and expenses associated with the Arrangement, a significant portion of which will be incurred regardless of whether the Arrangement is consummated.

•	Other Risks. The other risks associated with the Arrangement and the business of theScore, Penn National and the Combined Company described under “Information Relating to theScore – Risk Factors”, “Information Relating to Penn National” and “Risk Factors”.

After taking into account all of the factors set forth above, as well as others, the Company Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Arrangement were outweighed by the potential benefits of the Arrangement to the Company Shareholders.

The foregoing summary of the information and factors considered by the Company Board is not intended to be exhaustive, but includes the material information and factors considered by the Company Board in their consideration of the Arrangement. In reaching its conclusion and recommendation, the Company Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered. The conclusion and recommendation of the Company Board were made after consideration of all of the above-noted factors and in light of its own knowledge of the business, financial condition and prospects of theScore and was based upon the advice of the financial advisors and legal advisors of theScore. In addition, individual members of the Company Board may have assigned different weights to different factors. It should be noted that this explanation of the reasoning of the Company Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Forward-Looking Statements” and “Risk Factors.”

Greenhill Fairness Opinion

The Company Board retained Greenhill as independent financial advisor to the Company Board pursuant to a letter agreement dated as of July 16, 2021, for the purposes of, among other things, preparing and delivering the Greenhill Fairness Opinion. Greenhill was not engaged to prepare and has not prepared a formal valuation (as defined in MI 61-101) or appraisal of any of the assets, liabilities or securities of the Company, or any of its affiliates, and its opinion should not be construed as such.

Greenhill rendered an opinion, which was confirmed by delivery of a written opinion to the Company Board (the “Greenhill Fairness Opinion”), to the effect that, as of August 4, 2021 and, based upon and subject to the assumptions, qualifications and limitations set forth in such opinion and such other matters that Greenhill considered relevant, the Consideration to be received by Company Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Company Shareholders, other than the Levy Supporting Shareholders and Penn National and its affiliates.

The full text of the Greenhill Fairness Opinion dated August 4, 2021, which sets forth, among other things, the assumptions made, information reviewed, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is set out as Appendix “E” to this Circular. This summary of the Greenhill Fairness Opinion is qualified in its entirety by reference to the full text of the Greenhill Fairness Opinion. Company Shareholders are urged to read the Greenhill Fairness Opinion in its entirety

The Greenhill Fairness Opinion was prepared at the request of, and solely for the information of, the Company Board. The opinion is directed only to the fairness, from a financial point of view, of the Consideration to be received by Company Shareholders (other than the Levy Supporting Shareholders and Penn National and its affiliates) pursuant to the Arrangement, and is only one of a number of factors taken into consideration by the Company Board in considering the Arrangement and does not constitute a recommendation of any kind to any Company Shareholder as to whether or how such shareholder should vote or act with respect to the matters to be considered at the Meeting.

Pursuant to the terms of its engagement with the Company Board, a fixed fee is payable to Greenhill upon delivery of the Greenhill Fairness Opinion. No portion of Greenhill’s fees under its engagement is contingent on the completion of the Arrangement or any other transaction involving the Company, or on the conclusions reached in the Greenhill Fairness Opinion. The Company has also agreed to reimburse Greenhill for its reasonable out-of-pocket expenses and to indemnify Greenhill in respect of certain liabilities that might arise out of its engagement.

Neither Greenhill, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of the Company or Penn National. During the past two years, Greenhill has not been engaged by, performed any services for or received any compensation from the Company, Penn National or their respective affiliates (other than with respect to any services provided or amounts that were paid or are payable to Greenhill under its engagement with the Company Board). There are no understandings or agreements between Greenhill and the Company, Penn National or their respective affiliates with respect to future financial advisory or investment banking business. Greenhill and its affiliates may in the future provide financial advisory services to the Company, Penn National and/or their respective affiliates in the ordinary course of its businesses from time to time and may receive fees for the rendering of such services.

Greenhill and its affiliates are only engaged in providing financial advisory services globally on significant mergers, acquisitions, restructurings, financings and capital raisings. Greenhill and its affiliates do not engage in lending, underwriting, asset management, research publication or trading of securities either for its/their own account or for the account of others. As a result and after having regard to the nature of Greenhill’s roles in the matters described above and the financial condition of the Company, the Company Board was satisfied that Greenhill is an independent financial advisor.

Morgan Stanley Fairness Opinion

In connection with the evaluation by the Company Board of the Arrangement, the Company Board received and considered, among other things, the Morgan Stanley Fairness Opinion, first provided orally and subsequently confirmed in writing.

The Company engaged Morgan Stanley on July 2, 2021 to provide advice and assistance to the Company Board in evaluating the Arrangement, including the preparation and delivery to the Company Board of a financial opinion in connection therewith. The terms of the engagement were formalized pursuant to an engagement letter between the Company and Morgan Stanley dated August 3, 2021. On August 4, 2021, at a meeting of the Company Board, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing (such written financial opinion being referred to herein as the “Morgan Stanley Fairness Opinion”), to the Company Board to the effect that, as of that date, and, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the Morgan Stanley Fairness Opinion, the Consideration to be received by holders of Class A Shares (other than Penn National and the Levy Supporting Shareholders) pursuant to the Arrangement was fair, from a financial point of view, to such holders of Class A Shares.

The full text of the Morgan Stanley Fairness Opinion is attached hereto as Appendix “F” and incorporated by reference into this Circular. The Morgan Stanley Fairness Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering the Morgan Stanley Fairness Opinion. Company Shareholders are urged to, and should, read the Morgan Stanley Fairness Opinion carefully and in its entirety. The Morgan Stanley Fairness Opinion is directed to the Company Board and only addresses, as of the date of the Morgan Stanley Fairness Opinion, the fairness, from a financial point of view, of the Consideration to be received by the holders of Class A Shares, other than Penn National and the Levy Supporting Shareholders. The Morgan Stanley Fairness Opinion does not address any other aspect of the transaction contemplated by the Arrangement Agreement and does not constitute a recommendation to Company Shareholders as to how to vote at the Meeting. The summary of the Morgan Stanley Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the Morgan Stanley Fairness Opinion.

The Morgan Stanley Fairness Opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, August 4, 2021. Events occurring after such date may affect the Morgan Stanley Fairness Opinion and the assumptions used in preparing it, and although Morgan Stanley reserved the right to change or withdraw the Morgan Stanley Fairness Opinion in such event, Morgan Stanley did not assume any obligation to advise any person of any such change or to update, revise or reaffirm the Morgan Stanley Fairness Opinion.

As compensation for its services relating to its engagement, the Company has agreed to pay Morgan Stanley a fee for its services as financial advisor that is contingent upon the successful completion of the Arrangement. In addition, the Company has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses and has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities related to or arising out of Morgan Stanley’s engagement.

Canaccord Genuity Fairness Opinion

In connection with the evaluation by the Company Board of the Arrangement, the Company Board received and considered, among other things, the Canaccord Genuity Fairness Opinion, first provided orally and subsequently confirmed in writing.

The Company engaged Canaccord Genuity on July 3, 2021 (which engagement was formalized on July 30, 2021 pursuant to the Canaccord Genuity Engagement Agreement) to act as financial advisor to the Company Board in connection with the Arrangement and to provide an opinion as to the fairness to the holders of Company Shares (other than the Levy Supporting Shareholders, Relay Ventures, and Penn National and its affiliates), from a financial point of view, of the Consideration payable pursuant to the Arrangement. The terms of the Canaccord Genuity Engagement Agreement provide that Canaccord Genuity is to be paid certain fees for its services as financial advisor, including a fee payable upon completion of the Arrangement or any alternative transaction and a fee payable in the event the Arrangement is not completed and a break-up fee or termination fee is paid to the Company. In addition, the Company has agreed to reimburse Canaccord Genuity for its reasonable out-of-pocket expenses and to indemnify Canaccord Genuity in respect of certain liabilities that may arise in connection with its engagement.

On August 4, 2021, at a meeting of the Company Board held to evaluate the Arrangement, Canaccord Genuity delivered an oral opinion, which was subsequently confirmed in writing by delivery of the Canaccord Genuity Fairness Opinion. The oral opinion from Canaccord Genuity reflected the determination that, as of August 4, 2021 and, based upon and subject to the scope of the review, assumptions, qualifications and limitations set out in the Canaccord Genuity Fairness Opinion, the Consideration to be received under the Arrangement by the holders of Company Shares was fair, from a financial point of view, to the holders of Company Shares (other than the Levy Supporting Shareholders, Relay Ventures, and Penn National and its affiliates).

The Canaccord Genuity Fairness Opinion was given as at August 4, 2021 and Canaccord Genuity has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Canaccord Genuity Fairness Opinion after such date. Canaccord Genuity reserves the right to change, modify or withdraw the Canaccord Genuity Fairness Opinion in the event that there is a material change in any fact or matter affecting the Canaccord Genuity Fairness Opinion after the date thereof or if Canaccord Genuity learns that the information relied upon was inaccurate, incomplete or misleading in any material respect.

The full text of the Canaccord Genuity Fairness Opinion is attached hereto as Appendix “G” and incorporated by reference into this Circular. The Canaccord Genuity Fairness Opinion sets forth, among other things, the assumptions made, matters considered and limitations and qualifications on the review undertaken by Canaccord Genuity in rendering the Canaccord Genuity Fairness Opinion is attached to this Circular as and forms part of this Circular. Company Shareholders are encouraged to read the Canaccord Genuity Fairness Opinion carefully in its entirety. The Canaccord Genuity Fairness Opinion is not intended to be, and does not constitute, a recommendation as to how any Company Shareholder should vote with respect to the Arrangement or any other matter. The summary of the Canaccord Genuity Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the Canaccord Genuity Fairness Opinion.

The Canaccord Genuity Fairness Opinion was provided for the sole use and benefit of the Company Board and may not be used by any other person or relied upon by any other person other than the Company Board, or used for any other purpose, without the express prior written consent of Canaccord Genuity.  Canaccord Genuity are not legal, tax or accounting experts, were not engaged to review any legal, tax or accounting aspects of the Arrangement and expressed no opinion concerning any legal, tax or accounting matters concerning the Arrangement. Without limiting the generality of the foregoing, Canaccord Genuity has not reviewed and is not opining upon the tax treatment under the Arrangement.

Description of the Plan of Arrangement

The following summary of certain transaction steps of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Appendix “A” to this Circular.

The Arrangement is being implemented pursuant to a statutory plan of arrangement under the BCBCA. The purpose of the Plan of Arrangement is to facilitate a series of transactions which will occur in a specific sequence and as a consequence of which Exchangeco, an indirect wholly-owned subsidiary of Penn National, will acquire all of the Company Shares (other than Company Shares held by Penn National, Exchangeco or any of their respective Subsidiaries).

If approved, the Arrangement will become effective at the Effective Time. Pursuant to the Plan of Arrangement, commencing immediately following the Effective Time, the following transactions will occur and will be deemed to occur in the following order, without any further act or formality effective as at five (5) minute intervals (in each case, unless otherwise specified):

(a)	Exchangeco Loan. Exchangeco will advance, or will cause to be advanced, an amount in cash equal to the sum of (i) the aggregate Vested Option Consideration payable in respect of Company Options pursuant to the Plan of Arrangement, and (ii) the aggregate amount payable in respect of all vested Company RSUs that are vested but have not been settled as of immediately prior to the Effective Time and Accelerated Unvested Company RSUs pursuant to the Plan of Arrangement, to the Company, or as directed by the Company, with the proceeds of such amount to be used by the Company, or on behalf of the Company, to satisfy its payment obligations outlined in clause (b) and (c) below, with such advance to be evidenced by a demand, non-interest bearing promissory note issued by the Company in favour of Exchangeco; provided that in no case shall Exchangeco be required to advance, or cause to be advanced, greater than US$150 million without Exchangeco’s prior written consent.

(b)	Vested Portion of Company Options and Accelerated Unvested Company Options. The portion of each outstanding and unexercised Company Option that is vested as of immediately prior to the Effective Time and each outstanding and unexercised Accelerated Unvested Company Option, will without any action on the part of Penn National, theScore, or the holder thereof, be cancelled in consideration for the right of the holder thereof to receive from theScore, within five (5) Business Days following the Effective Time, a cash payment equal to the Vested Option Consideration, without interest and less applicable withholding taxes. Notwithstanding the foregoing, all vested Employee Company Options outstanding as of the Effective Time that have a per Class A Share exercise price equal to or exceeding the Per Share Value will be treated in the same manner as the unvested Employee Company Options as outlined in paragraph (e) below.

(c)	Vested Portion of Company RSUs. The portion of each outstanding Company RSU that is vested but has not been settled as of immediately prior to the Effective Time and all Accelerated Unvested Company RSUs, will without any action on the part of Penn National, theScore, or the holder thereof, be cancelled in consideration for the right of the holder thereof to receive from the Company, within five (5) Business Days following the Effective Time, a cash payment equal to the Per Share Value, without interest and less applicable withholding taxes, for each Class A Share subject to such vested Company RSU or Accelerated Unvested Company RSU.

(d)	Dissenting Holders. The outstanding Company Shares held by Dissenting Holders will be deemed to be transferred by the holders thereof to Exchangeco without any further authorization, act or formality by such Dissenting Holders, in consideration for the right to receive an amount determined and payable in accordance with the Dissent Rights provisions in the Plan of Arrangement, and

(i)	such Dissenting Holders will cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value by Exchangeco for such Company Shares as set out in the Dissent Rights provisions in the Plan of Arrangement;

(ii)	the names of such Dissenting Holders will be removed from the register of holders of Special Voting Shares and the register of holders of Class A Shares, as applicable; and

(iii)	Exchangeco will be deemed to be the legal and beneficial owner of such Company Shares so transferred, free and clear of all liens, charges, claims and encumbrances, and will be recorded as the registered holder thereof on the register of holders of Special Voting Shares and the register of holders Class A Shares, as applicable.

(e)	Company Shares. Each outstanding Company Share, other than Company Shares held by (A) Penn National and Exchangeco or any of their respective Subsidiaries and (B) Dissenting Holders described in paragraph (c) above, will be transferred by the holders thereof to Exchangeco without any further authorization, act or formality by such holders, in exchange for the Consideration, in each case in accordance with the election or deemed election of such holders pursuant and subject to the terms of the Plan of Arrangement:

(i)	the holders of such Company Shares will cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to receive the Consideration in accordance with the Plan of Arrangement;

(ii)	the names of such holders will be removed from the register of holders of Special Voting Shares and the register of holders of Class A Shares, as applicable; and

(iii)	Exchangeco will be deemed to be the legal and beneficial owner of such Company Shares so transferred, free and clear of all liens, charges, claims and encumbrances, and will be recorded as the registered holder thereof on the register of holders of Special Voting Shares and the register of holders of Class A Shares, as applicable, such that following the transactions contemplated by paragraph (c) above and this paragraph (d), Exchangeco will be the legal and beneficial owner of 100% of the Company Shares other than Company Shares, if any, held by Penn National or any of its Subsidiaries (other than Exchangeco).

(f)	Unvested Employee Company Options. The portion of each outstanding and unexercised Employee Company Option that is unvested as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time and excluding all Accelerated Unvested Company Options) will, without any action on the part of Penn National, theScore, or the holder thereof, be exchanged solely for an option granted by Penn National (a “Penn Option”) to purchase from Penn National (i) that number of Penn Shares (rounded down to the nearest whole share) obtained by multiplying (A) the number of Class A Shares subject to the unvested portion of such Employee Company Option immediately prior to the Effective Time, by (B) the Equity Award Exchange Ratio, (ii) at a per share exercise price (rounded up to the nearest US$0.01) equal to the quotient obtained by dividing (A) the U.S. Dollar Equivalent of the per share exercise price of such Employee Company Option by (B) the Equity Award Exchange Ratio. Each Penn Option will otherwise be subject to substantially the same terms and conditions applicable to the corresponding Employee Company Option immediately prior to the Effective Time, however, it is intended that the provisions of subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial tax legislation) will apply to such exchange of Employee Company Options and, notwithstanding the foregoing, if, and to the extent, if any, determined by Penn National to be necessary for such provision to apply, the exercise price of a resulting option to acquire Penn Shares (as otherwise determined) will be increased (and will be deemed always to have been increased) such that the amount, if any, by which the aggregate fair market value (as of the Effective Time) of the Penn Shares subject to the option exceeds the aggregate exercise price of the option (otherwise determined) immediately after the exchange does not exceed the amount, if any, by which the aggregate fair market value at that time of the Class A Shares subject to the option exceeds the aggregate exercise price of the option immediately before the exchange. For purposes of the Plan of Arrangement, “Equity Award Exchange Ratio” means the sum of (1) the Exchange Ratio, and (2) the quotient (rounded to four decimal places) of (a) the Cash Portion of Consideration, divided by (b) the Penn Share Reference Price. Except as otherwise set out in this paragraph (f), each Penn Option will be governed by the terms and conditions of the Company Option & RSU Plan and any stock option agreement pursuant to which such Employee Company Option was granted (including, but not limited to, the term to expiry, conditions to and manner of exercising and vesting schedule), each as may be amended from time to time, with any adjustment deemed to be made thereto as are necessary to ensure consistency with the provisions of this paragraph (e);

(g)	Unvested Employee Company RSUs. Each outstanding Employee Company RSU that is unvested as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time and excluding all Accelerated Unvested Company RSUs) will, without any action on the part of Penn National, theScore, or the holder thereof, be exchanged solely for a restricted stock unit award granted by Penn National (a “Penn RSU”) covering that number of whole Penn Shares (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (i) the total number of Class A Shares subject to such Employee Company RSU immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio. Each such Penn RSU will otherwise be subject to substantially the same terms and conditions as applied to the corresponding Employee Company RSU immediately prior to the Effective Time; provided that, it is intended that the provisions of subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial tax legislation) will apply to such exchange of Employee Company RSUs and, notwithstanding the foregoing, if, and to the extent, if any, determined by Penn National to be necessary for such provision to apply, the number of Penn RSUs (as otherwise determined) will be decreased (and will be deemed always to have been decreased) such that the amount, if any, by which the aggregate fair market value (as of the Effective Time) of the Penn Shares subject to the Penn RSU immediately after the exchange does not exceed the aggregate fair market value at that time of the Class A Shares subject to the Employee Company RSU immediately before the exchange;

(h)	Exchangeable Share Support Agreement. Contemporaneously with the step contemplated in paragraph (d), Penn National, Callco and Exchangeco will execute the Exchangeable Share Support Agreement which, among other things, will provide Penn National and Callco, in addition to the rights contained in the Exchangeable Share Provisions (including, without limitation, the Retraction Call Right), the right to purchase Exchangeable Shares from the holders thereof (other than Penn National and its Subsidiaries) upon the occurrence of certain events, as specified in the Exchangeable Share Support Agreement and all holders of Exchangeable Shares will be deemed to be parties to the Exchangeable Share Support Agreement as if they had executed such agreement;

(i)	Termination of Affiliate Agreement. The fourth amended and restated respective rights agreement among the Company, John Levy Family Holdings Ltd. and John Levy dated April 13, 2021 will be terminated;

(j)	Amalgamation. At 5:00 pm (Toronto time) on the date that is two Business Days after the Company files an election to cease to be a “public corporation” for purposes of the ITA (which filing will occur no later than five (5) Business Days following the Effective Date):

(i)	MergerSub and the Company will amalgamate (the “Amalgamation”) to form Amalco with the same effect as if they were amalgamated under section 269 of the BCBCA. Pursuant to the Amalgamation, the separate legal existence of the Company will not cease and the Company will survive the amalgamation, as more fully described in the Plan of Arrangement;

(ii)	Pursuant to the Amalgamation and without limiting the foregoing, the separate legal existence of MergerSub will cease without MergerSub being liquidated or wound up, MergerSub and the Company will continue as one company, and the property of MergerSub (other than Company Shares held by MergerSub, if any, and any amounts owing by the Company to MergerSub) will become the property of Amalco;

(iii)	effective on the Amalgamation, each common share in the capital of MergerSub will be converted into one fully paid and non-assessable common share in the capital of Exchangeco and Callco will be added to the applicable register of shareholders of Exchangeco;

(iv)	effective on the Amalgamation, each Class A Share will be converted into one fully paid and non-assessable Amalco Class A Share and each Special Voting Share will be converted into one fully paid and non-assessable Amalco Special Voting Share and the holders of the shares so converted will be added to the applicable register of shareholders of Amalco;

(v)	effective on the Amalgamation, the portion of each Non-Employee Option that is outstanding and unvested as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time), will, without action on the part of Penn National, Exchangeco, Amalco, Callco, the Company, or the holder thereof and by virtue of the Arrangement and the Amalgamation, be assumed and converted into an option (a “Exchangeco Option”) to purchase from Exchangeco (i) that number of Exchangeable Shares obtained by multiplying (A) the number of Class A Shares subject to the unvested portion of such Non-Employee Option immediately prior to the Amalgamation, by (B) the Equity Award Exchange Ratio, (ii) at a per share exercise price (rounded up to the nearest cent) equal to the quotient obtained by dividing (A) the U.S. Dollar Equivalent of the per share exercise price of such Non-Employee Option immediately prior to the Amalgamation by (B) the Equity Award Exchange Ratio, as the only consideration for the disposition of the Non-Employee Option and each such Exchangeco Option will otherwise be subject to substantially the same terms and conditions applicable to the corresponding Non-Employee Option immediately prior to the Effective Time; and

(vi)	effective on the Amalgamation, each Non-Employee RSU that is outstanding as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time) will, without any action on the part of Penn National, Exchangeco, Amalco, Callco, the Company or the holder thereof and by virtue of the Arrangement and the Amalgamation, be assumed and converted into a restricted stock unit award (a “Exchangeco RSU”) creating a right to acquire the number of whole Exchangeable Shares (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (i) the total number of Class A Shares subject to such Non-Employee RSU immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio, as the only consideration for the disposition of the Non-Employee RSU and each such Exchangeco RSU will otherwise be subject to substantially the same terms and conditions as applied to the corresponding Non-Employee RSU immediately prior to the Effective Time.

Consideration Election

With respect to the transfer and assignment of Company Shares as outlined in paragraph (d) above, each Company Shareholder who is an Eligible Holder who is entitled to receive shares under the Plan of Arrangement in the form of Penn Shares is entitled to elect to receive such shares in the form of Exchangeable Shares, in respect of all or a portion of its Company Shares. This election would be made by a Company Shareholder who is an Eligible Holder by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Company Shareholder's election, together with certificates, if any, representing such Company Shareholder's Company Shares. Any Letter of Transmittal and Election Form, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Company Shareholder. Any Company Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the Consideration election requirements of the Plan of Arrangement or of the Letter of Transmittal and Election Form, will be deemed to have elected to receive, for each Company Share, US$17.00 in cash and 0.2398 Penn Shares.

See “– Letter of Transmittal and Election Form” and “– Election and Exchange Procedure” for further information in this respect.

Tax Election

Each beneficial Company Shareholder who is an Eligible Holder, and who has validly elected (or for whom the registered Company Shareholder has validly elected on such beneficial Company Shareholder’s behalf) to receive Exchangeable Shares will be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such beneficial Company Shareholder is a partnership (and in each case, where applicable, the analogous provisions of provincial income tax Law), with respect to the transfer of its Company Shares to Exchangeco and the receipt of Consideration in respect thereof by providing two signed copies of the necessary prescribed election form(s) (or equivalent information through an alternative document or platform, at Penn National's discretion) to the Depositary within sixty (60) days following the Effective Date, duly completed with the details of the number of Company Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax Law), the forms will be signed by Exchangeco and returned to such former beneficial Company Shareholder within sixty (60) days after the receipt thereof by the Depositary for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such former beneficial Company Shareholder.

A tax election package for Eligible Holder’s electing to make an income tax election pursuant to subsection 85(1) of the Tax Act or subsection 85(2) of the Tax Act, as applicable, may be obtained at Penn National’s website: https://pennnationalgaming.gcs-web.com/investor-overview. In addition, a tax election package will be delivered to an Eligible Holder upon receipt of a Letter of Transmittal and Election Form in accordance with the provisions set out in such Letter of Transmittal and Election Form in which the Eligible Holder has indicated that such Eligible Holder wishes to receive a tax election package by mail. Only Eligible Holders may elect to receive Exchangeable Shares as the share component of the Consideration and make an income tax election with Exchangeco.

See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Company Shares – Exchange of Company Shares for Exchangeable Share and Cash – Section 85 Election” for further information in this respect.

U.S. Federal Income Tax Treatment of the Amalgamation

For U.S. federal income tax purposes, the exchange of the shares of the Company for shares of Amalco pursuant to the Amalgamation is intended to be treated as a recapitalization under Section 368(a)(1)(E) of the Code and/or an exchange to which Section 1036 of the Code applies.

Delivery of Consideration

At or prior to the Effective Time, Penn National or Exchangeco will deposit or cause to be deposited with the Depositary, for the benefit of each Company Shareholder, the cash (in U.S. dollars), Penn Shares and Exchangeable Shares to which such Company Shareholder is entitled pursuant to the Plan of Arrangement, as applicable, plus sufficient funds to satisfy any aggregate cash payment in lieu of fractional Penn Shares or Exchangeable Shares, which cash, Penn Shares and Exchangeable Shares will be held by the Depositary, following the Effective Time, as agent and nominee for such former Company Shareholders for distribution to such former holders in accordance with the provisions of the Plan of Arrangement.

Upon surrender by a Company Shareholder to the Depositary of a certificate which, immediately prior to the Effective Time, represented one or more Company Shares, together with a duly completed and executed Letter of Transmittal and Election Form and any other documents reasonably requested by Penn National, Exchangeco and the Depositary (or, if such Company Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Company Shares on a book-entry account statement, it being understood that any reference herein to “certificates” will be deemed to include references to book-entry account statements relating to the ownership of Company Shares), the applicable registered Company Shareholder will be entitled to receive in exchange therefor, and the Depositary will deliver, or cause to be delivered, to such Company Shareholder, as soon as practicable after the Effective Time, the Consideration that such Company Shareholder has the right to receive pursuant to the Plan of Arrangement, less any withholding amounts required to be deducted or withheld under the Tax Act, the Code or other Law, and any certificate of Company Shares so surrendered will forthwith be cancelled.

Extinction of Rights after Six Years

Any certificate which, immediately prior to the Effective Time, represented outstanding Company Shares that were transferred pursuant to the Plan of Arrangement and not duly surrendered, with all other instruments required by the Plan of Arrangement, prior to the sixth anniversary of the Effective Date, will cease to represent a claim or interest of any former Company Shareholder of any kind or nature against Penn National, Exchangeco, theScore or any of their respective affiliates. On such date, all Consideration to which the former holder of such certificate was ultimately entitled will be deemed to have been surrendered for no consideration to Penn National or Exchangeco, as applicable, by the Depositary and the Penn Shares and Exchangeable Shares forming part of the Consideration will be deemed to be cancelled.

Paramountcy

From and after the Effective Time: (i) the Plan of Arrangement will take precedence and priority over any and all securities of the Company issued and outstanding prior to the Effective Time, including Company Shares, Company Options and Company RSUs; (ii) the rights and obligations of the registered or beneficial holders of such securities, Penn National, Exchangeco, theScore and their respective affiliates, the Depositary and any transfer agent or other depositary therefor in relation to the Plan of Arrangement, will be solely as provided for in the Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any securities of the Company are deemed to have been settled, compromised, released and determined without liability except as set forth in the Plan of Arrangement.

Amendments to the Plan of Arrangement

The Company, Exchangeco, and Penn National reserve the right to amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by each of theScore, Exchangeco, and Penn National (subject to the Arrangement Agreement), in each case acting reasonably, (iii) if made following the Meeting, approved by the Court, and (iv) communicated to the Company Shareholders if and as required by the Court. Any amendment, modification and/or supplement to the Plan of Arrangement may be proposed by theScore, Exchangeco or Penn National at any time prior to or at the Meeting (provided that, in the case of any proposed amendment, modification and/or supplement proposed by Exchangeco or Penn National, theScore (subject to the Arrangement Agreement) will have consented thereto) and, in the case of any proposed amendment, modification and/or supplement proposed by theScore, Exchangeco and Penn National (subject to the Arrangement Agreement) will have consented thereto), with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Meeting, will become part of the Plan of Arrangement for all purposes.

Any amendment, modification and/or supplement to the Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if (i) it is consented to by each of theScore, Exchangeco and Penn National (in each case, acting reasonably) and (ii) if such consent is required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court. Any amendment, modification or supplement to the Plan of Arrangement may be made following the Meeting without filing such amendment, modification or supplement with the Court or seeking Court approval, provided it concerns a matter which, in the reasonable opinion of theScore, Exchangeco and Penn National, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the interest of any holder of Company Shares, Company Options or Company RSUs or (ii) is an amendment as contemplated by the following sentence. Any amendment, modification and/or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by Exchangeco, provided that it concerns a matter which, in the reasonable opinion of Exchangeco, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial or economic interests of any former holder.

Procedure for the Arrangement to Become Effective

The Arrangement will be implemented by way of a Court approved Plan of Arrangement under Division 5 of Part 9 the BCBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

•	the Arrangement must be approved by the Company Shareholders in the manner set forth in the Interim Order; and

•	the Court must grant the Final Order approving the Arrangement.

In addition the Arrangement will only become effective if all other conditions precedent to the Arrangement set out in the Arrangement Agreement, including, but not limited to, the Investment Canada Act Approval, the HSR Approval, and the Closing Condition Gaming Consents, have been satisfied or waived (where applicable) by the appropriate party. For a description of the other conditions precedent see – “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

Company Shareholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of: (i) at least two thirds of the votes cast at the Meeting in person or by proxy by Company Shareholders; and (ii) a majority of the votes cast at the Meeting in person or by proxy by Company Shareholders, each voting as a separate class, excluding the votes of persons whose votes must be excluded in accordance with MI 61-101. The Company Board recommends that Company Shareholders vote FOR the Arrangement Resolution.

Voting Support Agreements

On August 4, 2021, concurrently with the execution of the Arrangement Agreement: (i) Penn National and Exchangeco entered into voting support agreements (collectively, the “Levy Voting Support Agreements”) with John Levy, Benjamin Levy and the entities respectively controlled by them (collectively, the “Levy Supporting Shareholders”); (ii) Exchangeco entered into a voting support agreement (the “Relay Voting Support Agreement”) with Relay Ventures; and (iii) Exchangeco entered into voting support agreements (collectively, the “D&O Voting Support Agreements”, and together with the Levy Voting Support Agreements and the Relay Voting Support Agreement, the “Voting Support Agreements”) with certain directors and executive officers of theScore (collectively, the “D&O Supporting Shareholders”, and together with the Levy Supporting Shareholders and Relay Ventures, the “Supporting Shareholders”).

The Supporting Shareholders beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, Company Shares representing approximately 26.7% of the outstanding Company Shares as of the date of this Circular and have agreed, subject to the terms of their respective Voting Support Agreements, to, inter alia, support the Arrangement and the transactions contemplated thereby, including to vote all of their respective Company Shares in favour of the Arrangement and any other matters necessary for the consummation of the Arrangement.

The following is a summary of the principal terms of the Voting Support Agreements. This summary does not purport to be complete and is qualified in its entirety by the complete text of the applicable Voting Support Agreement, in the case of the Levy Support Agreements and Relay Voting Support Agreement, copies of which are or, in the case of the D&O Voting Support Agreements, a form of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Levy Supporting Shareholders

(a)	Pursuant to the applicable Levy Voting Support Agreement, each of the Levy Supporting Shareholders has agreed, inter alia: at any meeting of securityholders of theScore at which the applicable Levy Supporting Shareholders or any registered holder of the Subject Levy Securities (as defined below) are entitled to vote (and at every adjournment or postponement thereof), including at the meeting of holders of Company Shares to be called to approve the Arrangement or an Alternative Transaction, and in any action by consent of the securityholders of the Company, to cause the Company Shares and other securities of the Company over which the applicable Levy Supporting Shareholders, directly or indirectly, exercise control or direction over and any other Company Shares which they may then beneficially own (the “Subject Levy Securities”) to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all of the Subject Levy Securities (i) in favour of the approval, consent, ratification or adoption of the Arrangement or Alternative Transaction and any actions required in furtherance of the transactions contemplated thereby and (ii) against any resolution or transaction which would reasonably be expected in any manner, to frustrate, prevent, delay or nullify the Arrangement or Alternative Transaction or any of the other transactions contemplated thereby;

(b)	as soon as practicable and in any event no less than ten (10) Business Days prior to the then scheduled date of the Meeting, to deposit a proxy, or voting instruction form, as the case may be, duly completed and executed in respect of all of the Subject Levy Securities eligible to be voted (and to provide copies of each such proxy or voting instruction form (or screen shots evidencing electronic voting thereof), as the case may be, to Exchangeco and Penn National) and to not take, nor permit any Person on its behalf to take, any action to withdraw, amend or invalidate any proxy or voting instruction form, as the case may be, deposited pursuant to the applicable Levy Voting Support Agreement, notwithstanding any statutory or other rights or otherwise which the applicable Levy Support Shareholders might have unless such Levy Voting Support Agreement has, at such time, been previously terminated in accordance with the terms thereof;

(c)	to revoke and take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in the applicable Levy Voting Support Agreement and to not, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in the applicable Levy Voting Support Agreement except as expressly required therein;

(d)	to, and to cause each of its affiliates (excluding theScore and its Subsidiaries) to and to instruct each of its and their representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted prior to date of the applicable Levy Voting Support Agreement by the applicable Levy Supporting Shareholders with respect to any potential Acquisition Proposals;

(e)	to promptly (and in any event within twenty-four (24) hours) notify Exchangeco and Penn National in the event that the applicable Levy Supporting Shareholders or any of their affiliates (excluding theScore and its Subsidiaries) or their respective representatives receives (i) an Acquisition Proposal from a Person or group of related Persons; (ii) any request by a Person or group of related Persons for information relating to any potential Acquisition Proposal; or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal by a Person or a group of related Persons; and

(f)	to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) the applicable Subject Levy Securities against any proposed action by theScore, its directors, officers and/or securityholders, any of its affiliates or any other Person (other than Exchangeco and Penn National):

(i)	in respect of an Acquisition Proposal;

(ii)	which would reasonably be regarded as being directed towards or likely to prevent or delay the successful completion of the Arrangement; or

(iii)	which would reasonably be expected to result in a breach of the Arrangement Agreement or result in any condition precedent set forth in the Arrangement Agreement not being satisfied on a timely basis.

Pursuant to the applicable Levy Voting Support Agreement, each of the Levy Supporting Shareholders has agreed not to:

(a)	exercise any rights of dissent in connection with the Arrangement;

(b)	grant or agree to grant any proxy or other right to the applicable Subject Levy Securities, or enter into any voting trust or pooling or other agreement with respect to the calling of meetings of holders of Subject Levy Securities, or the giving of any consents or approvals of any kind with respect to the Subject Levy Securities, in each case other than pursuant to the applicable Levy Voting Support Agreement;

(c)	requisition or join in the requisition of any meeting of any of the securityholders of the Company for the purpose of considering any resolution;

(d)	option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey (“Transfer”) or enter into any sale, repurchase agreement or other monetization transaction with respect to any of the Subject Levy Securities, or any right or interest therein (legal or equitable), to any Person or group of Persons or agree to do any of the foregoing other than (i) pursuant to the Arrangement or (ii) to any Permitted Transferee (as defined in the applicable Levy Voting Support Agreement) where such Permitted Transferee agrees in writing with Exchangeco and Penn National to be bound by the provisions of the applicable Levy Voting Support Agreement;

(e)	directly or indirectly, through any representative or otherwise, and to not permit any such Person to:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with Exchangeco’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Exchangeco’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)	act jointly or in concert with others with respect to the Company Shares or any other voting securities of theScore for the purpose of opposing or competing with Exchangeco’s proposed purchase of Company Shares as contemplated by the Arrangement;

(iv)	initiate, solicit, propose, knowingly encourage, knowingly facilitate or knowingly assist (including by way of providing or making available information or providing access to its properties, books, records or personnel of theScore) the submission of any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, an Acquisition Proposal or continue or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or furnish or disclose to any Person (other than Exchangeco and Penn National and their respective representatives) any information in connection therewith;

(v)	approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, amalgamation agreement, arrangement agreement, plan of arrangement, letter of intent, term sheet, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement, voting support agreement, lock-up agreement or other similar agreement providing for or relating to an Acquisition Proposal; or

(vi)	initiate, solicit, propose, knowingly encourage, knowingly facilitate or knowingly assist any effort or attempt by any other Person to do or seek to do any of the foregoing; or

(f)	without the prior written consent of Exchangeco or Penn National, directly or indirectly, Transfer or enter into any sale, repurchase agreement, other monetization transaction, swap, short sale, forward, option, hedging or other transaction or arrangement which would result in reducing or eliminating the economic consequences of ownership (collectively, the “Transfer Restrictions”) with respect to any of the Penn Shares and/or Exchangeable Shares received as Consideration by the applicable Levy Supporting Shareholders and their affiliates pursuant to the Arrangement, or any right or interest therein (legal or equitable), to any Person or group of Persons (other than (i) any Permitted Transferee in accordance with the terms of the applicable Levy Voting Support Agreement or (ii) in connection with the exchange of the Exchangeable Shares in accordance with their terms) or agree to do any of the foregoing prior to: (1) in the case of 25% of the shares so received, the Effective Date, (2) in the case of the next 25% of the shares so received, six months after the Effective Date, (3) in the case of the next 25% of the shares so received, twelve months after the Effective Date and (4) in the case of the final 25% of the shares so received, eighteen months after the Effective Date subject to limited exceptions as specified in the applicable Levy Voting Support Agreement.

Nothing in the Levy Voting Support Agreements restricts the applicable Levy Supporting Shareholders from engaging, in coordination with the Company Board, in discussions or negotiations or otherwise taking action regarding an Acquisition Proposal with any Person, solely to the extent to which theScore is permitted to engage (and is engaging) in such discussions, negotiations or otherwise with such Person or taking such action pursuant to and in compliance with the Arrangement Agreement.

Pursuant to the terms of the Levy Voting Support Agreements, if Exchangeco concludes that it is necessary or desirable to proceed with another form of transaction (including a take-over bid or an amalgamation) whereby Exchangeco or one of its affiliates would effectively acquire all of the Company Shares within substantially the same time periods and on economic terms that are equivalent to or better to the applicable Levy Supporting Shareholders (including in respect of the tax treatment of the Levy Supporting Shareholders pursuant to such transaction) than those contemplated by the Arrangement Agreement (an “Alternative Transaction”), each of the applicable Levy Voting Shareholders will support, and cause to be supported, the completion of such Alternative Transaction in the same manner as the Arrangement and has agreed to otherwise fulfill its covenants contained in the applicable Levy Voting Support Agreement in respect of such Alternative Transaction.

The Levy Voting Support Agreements each terminate, respectively, upon the earliest of (i) the mutual agreement of Exchangeco, Penn National, and the applicable Levy Supporting Shareholders; (ii) the termination of the Arrangement Agreement in accordance with its terms; (iii) written notice by the applicable Levy Supporting Shareholders if Exchangeco, without the prior written consent of such Levy Supporting Shareholders, decreases the amount or changes the form of Consideration (other than to add additional consideration) set out in the Arrangement Agreement; (iv) written notice by Exchangeco or Penn National if the applicable Levy Supporting Shareholders have not complied in any material respect with all of their covenants contained in the applicable Levy Voting Support Agreements and have otherwise not cured such non-compliance within five (5) Business Days of the date notice of such non-compliance is received by the applicable Levy Supporting Shareholders from Exchangeco or Penn National; (v) written notice by the applicable Levy Supporting Shareholders or Exchangeco or Penn National if the Effective Date has not occurred by the End Date; or (vi) the Effective Time (except that the Transfer Restrictions will survive for a period eighteen (18) months following the Effective Date).

Relay Ventures

Pursuant to the terms of the Relay Voting Support Agreement, Relay Ventures has agreed, inter alia, at any meeting of Company securityholders at which Relay Ventures is entitled to vote (including at every adjournment or postponement thereof) for the purpose of approving the Arrangement and any related transaction:

(a)	to cause to be counted as present for purposes of establishing quorum;

(b)	to vote (or cause to be voted) all of the Company Shares held by Relay Ventures, and any other securities of the Company directly or indirectly acquired by or issued to Relay Ventures after the date of the Relay Voting Support Agreement, if any, (A) in favour of the Arrangement and any other matter necessary for the completion of the Arrangement (including all matters related to the Arrangement recommended by management of theScore), and (B) against any proposed action or agreement which could reasonably be regarded as likely to adversely affect, reduce the success of, materially delay or interfere with the completion of the Arrangement;

(c)	to deposit a proxy, or voting instruction form, as the case may be, duly completed and executed in respect of all of the Company Shares held by Relay Ventures eligible to be voted as soon as practicable and in any event not less than ten (10) Business Days prior to the then scheduled meeting date;

(d)	not to take, nor permit any Person on its behalf to take, any action to withdraw, amend or invalidate any proxy or voting instruction form, as the case may be, deposited pursuant to the Relay Voting Support Agreement notwithstanding any statutory or other rights or otherwise which Relay Ventures might have unless the Relay Voting Supporting Agreement has, at such time, been previously terminated in accordance with the terms thereof; and

(e)	to provide copies of each such proxy or voting instruction form (or screen shots evidencing electronic voting thereof), as the case may be, referred to in clause (c) above to Exchangeco;

(f)	Pursuant to the terms of the Relay Voting Support Agreement, Relay Ventures has also agreed, inter alia: to cause to be counted as present for purposes of establishing quorum and to vote (or to cause to be voted) all of the Company Shares held by Relay Ventures against any resolution or transaction which would in any manner, frustrate, prevent, delay or nullify the Arrangement or any of the other transactions contemplated thereby;

(g)	to revoke and take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in the Relay Voting Support Agreement and to not, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in the Relay Voting Support Agreement except as expressly required thereby; and

(h)	to, and to cause each of its affiliates to and to instruct each of its and their representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted prior to the date of the Relay Voting Support Agreement by Relay Ventures with respect to any potential Acquisition Proposals.

The Relay Voting Support Agreement also provides that nothing therein limits or affects any actions that John Albright, being a representative of Relay Ventures and also a director of theScore, from exercising his fiduciary duties as a director of theScore including, without limitation, responding in his capacity as a director of theScore to any Acquisition Proposal and making any determinations in that regard in the exercise of his fiduciary duties, and that no such action will constitute a breach of the Relay Voting Support Agreement by Relay Ventures or its representatives.

Pursuant to the Relay Voting Support Agreement, Relay Ventures has agreed not to:

(a)	grant or agree to grant any proxy or other right to the Company Shares held by Relay Ventures, or enter into any voting trust or pooling or other agreement with respect to the calling of meetings of holders of the Shares, or the giving of any consents or approvals of any kind with respect to the Company Shares held by Relay Ventures, in each case other than pursuant to the Relay Voting Support Agreement;

(b)	requisition or join in the requisition of any meeting of any of the securityholders of theScore for the purpose of considering any resolution;

(c)	exercise any rights of dissent in connection with the Arrangement or take any other action of any kind that would reasonably be regarded as likely to adversely affect, reduce the success of, materially delay or interfere with the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement; or

(d)	directly or indirectly, through any representative or otherwise, and not to permit any such person to: (i) solicit proxies or become a participant in a solicitation in opposition to or competition with Exchangeco’s proposed purchase of the Company Shares as contemplated by the Arrangement; (ii) assist any person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Exchangeco’s proposed purchase of the Company Shares as contemplated by the Arrangement; (iii) act jointly or in concert with others with respect to the Company Shares or any other voting securities of theScore for the purpose of opposing or competing with Exchangeco’s proposed purchase of Company Shares as contemplated by the Arrangement; (iv) initiate, solicit, propose, knowingly encourage, knowingly facilitate or knowingly assist the submission of any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, an Acquisition Proposal or continue or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or furnish or disclose to any person (other than Exchangeco and Penn National and their respective representatives) any information in connection therewith; or (v) initiate, solicit, propose, knowingly encourage, knowingly facilitate or knowingly assist any effort or attempt by any other Person to do or seek to do any of the foregoing.

Relay Ventures has also agreed not to Transfer or enter into any sale, repurchase agreement or other monetization transaction with respect to any of the Company Shares held by Relay Ventures, or grant any right or interest therein (legal or equitable), to any Person or group of Persons or agree to do any of the foregoing, prior to the Record Date.

The Relay Voting Support Agreement terminates upon the earlier of (i) the termination of the Arrangement Agreement in accordance with its terms, (ii) Exchangeco, without the prior written consent of Relay Ventures, decreasing the amount of Consideration set out in the Arrangement Agreement, (iii) Exchangeco, without the prior written consent of Relay Ventures, changing the form of Consideration set out in the Arrangement Agreement (other than to add additional consideration), (iv) the mutual agreement in writing of Relay Ventures and Exchangeco, or (v) the Effective Time.

Certain Directors and Executive Officers of theScore

Under the D&O Voting Support Agreements, the D&O Supporting Shareholders have each agreed, inter alia:

(a)	to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted), all of the Company Shares and other rights to acquire Company Shares owned by such D&O Supporting Shareholder, and any other securities of theScore directly or indirectly acquired by or issued to the D&O Supporting Shareholders after the date of the D&O Voting Support Agreements (including without limitation any Company Shares issued upon further exercise of options or other rights to purchase Company Shares), if any, (i) in favour of the Arrangement and any other matter necessary for the completion of the Arrangement (including all matters related to the Arrangement recommended by management of theScore) at the Meeting, and (ii) against any proposed action or agreement which could reasonably be regarded as likely to adversely affect, reduce the success of, materially delay or interfere with the completion of the Arrangement;

(b)	to cause to be counted as present for purposes of establishing quorum and to vote (or to cause to be voted) all of the Company Shares and other rights to acquire Company Shares owned by such D&O Supporting Shareholder against any resolution or transaction which would in any manner, frustrate, prevent, delay or nullify the Arrangement or any of the other transactions contemplated thereby; and

(c)	not to exercise any rights of dissent in connection with the Arrangement.

The D&O Supporting Shareholders who have each signed a D&O Voting Support Agreement have also agreed not to Transfer or enter into any sale, repurchase agreement or other monetization transaction with respect to any of the Company Shares and other rights to acquire Company Shares owned by such D&O Supporting Shareholder, or grant any right or interest therein (legal or equitable), to any Person or group of Persons or agree to do any of the foregoing, prior to the Meeting.

Each D&O Voting Support Agreement will terminate upon the earlier of: (i) the termination of the Arrangement Agreement in accordance with its terms, (ii) Exchangeco, without the prior written consent of the applicable D&O Supporting Shareholder, decreasing the amount of Consideration set out in the Arrangement Agreement, (iii) Exchangeco, without the prior written consent of the applicable D&O Supporting Shareholder, changing the form of Consideration set out in the Arrangement Agreement (other than to add additional consideration), (iv) the mutual agreement in writing of the applicable D&O Supporting Shareholder and Exchangeco, and (v) the Effective Time.

Each D&O Voting Support Agreement also provides that the applicable D&O Supporting Shareholder, in their respective capacity as director or officer of theScore, will not be limited or restricted in any way in the exercise of their fiduciary duties as director or officer of theScore, including, without limitation, responding in their respective capacity as a director or officer theScore to an Acquisition Proposal and making any determinations in that regard in the exercise of their fiduciary duties.

Court Approval

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. Prior to the mailing of this Circular, theScore obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached hereto as Appendix “C”. A copy of the notice of hearing of petition in respect of the hearing of theScore’s application for the Final Order is attached hereto as Appendix “D”.

Subject to the approval of the Arrangement Resolution by Company Shareholders at the Meeting, the hearing of theScore’s application for the Final Order is expected to take place on October 14, 2021 at 12:45 p.m. (Toronto time), or as soon thereafter as counsel may be heard, via teleconference at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, or at any other date and time and by any other method as the Court may direct. Any Company Shareholder who wishes to participate, appear, to be represented, and to present evidence or arguments at the hearing must file and serve a response to petition (a “Response to Petition”) and satisfy the other requirements of the Court, as directed in the Interim Order appended hereto as Appendix “C” and as the Court may direct in the future. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response to Petition in compliance with the Interim Order will be given notice of the new date. Participation in the hearing of theScore’s application for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court.

At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. If the Court approves the Arrangement with amendments, depending on the nature of the amendments, any of theScore, Penn National and Exchangeco may determine not to complete the transaction contemplated by the Arrangement Agreement.

The Court has been advised that the Final Order granted by the Court will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof with respect to the Penn Shares, the Exchangeable Shares, the Penn Options, the Penn RSUs, the Exchangeco Options and the Exchangeco RSUs to be issued pursuant to the Arrangement. See “Regulatory Matters – U.S. Securities Law Matters”.

Letter of Transmittal and Election Form

A Letter of Transmittal and Election Form has been mailed, together with this Circular, to each person who was a registered Company Shareholder on the Record Date. Each registered Company Shareholder must forward a properly completed and signed Letter of Transmittal and Election Form, with accompanying certificate(s) representing Company Shares, if any, and all other required documents, in order to receive the Consideration to which such Company Shareholder is entitled under the Arrangement. It is recommended that Company Shareholders complete, sign and return the Letter of Transmittal and Election Form with accompanying certificate(s) representing Company Shares, if any, to the Depositary as soon as possible. Registered Company Shareholders that hold their Company Shares in book-entry or other uncertificated form may deliver their Company Shares to the Depositary by noting their respective holder account number(s) in the Letter of Transmittal and Election Form in accordance with the instructions in the Letter of Transmittal and Election Form. If you are an Eligible Holder, to make a valid election as to the form of the share component of the Consideration that you wish to receive under the Arrangement, you must sign and return the Letter of Transmittal and Election Form and make a proper election thereunder and return it with accompanying certificate(s) representing Company Shares, if any, to the Depositary prior to the Election Deadline, being 5:00 p.m. (Toronto time) on the date of the Meeting. See “The Arrangement – Election and Exchange Procedure”.

Any use of the mail to transmit a certificate for Company Shares and a related Letter of Transmittal and Election Form is at the risk of the Company Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

Whether or not Company Shareholders deposit a Letter of Transmittal and Election Form and forward the certificate(s) representing Company Shares, if any, upon completion of the Arrangement on the Effective Date, Company Shareholders will cease to be Company Shareholders as of the Effective Time and will only be entitled to receive the Consideration to which they are entitled under the Arrangement or, in the case of Company Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Company Shares in accordance with the dissent procedures. See “Rights of Dissenting Company Shareholders”.

The payments of the Cash Portion of Consideration (and any cash in lieu of fractional Penn Shares or Exchangeable Shares, as applicable) to Company Shareholders under the Arrangement will be denominated in U.S. dollars. However, a Company Shareholder may elect to receive such amounts in Canadian dollars by checking the appropriate box in the Letter of Transmittal and Election Form, in which case such Company Shareholder will have acknowledged and agreed that, in respect of the Cash Portion of Consideration (and any cash in lieu of fractional Penn Shares or Exchangeable Shares, as applicable), the exchange rate for one U.S. dollar expressed in Canadian dollars will be based on the exchange rate available to an affiliate of the Depositary, that is acting as Exchangeco’s appointed foreign exchange agent, at its typical banking institution on the date the funds are converted. Company Shareholders electing to have the payment of the Cash Portion of Consideration (and any cash payable in lieu of fractional Penn Shares or Exchangeable Shares, as applicable) for their Company Shares paid in Canadian dollars will have further acknowledged and agreed that any change to the currency exchange rates of the Canadian dollar will be at the sole risk of the Company Shareholder. The foreign exchange agent may earn a commercially reasonable spread between the exchange rate used to convert payment amounts and the rate used by any counterparty from which it may purchase any elected currency. If a Company Shareholder wishes to receive the Cash Portion of Consideration (and any cash payable in lieu of fractional Penn Shares or Exchangeable Shares, as applicable) payable in Canadian dollars, the box captioned “Currency of Payment” in the Letter of Transmittal and Election Form must be completed prior to the Election Deadline, being 5:00 p.m. (Toronto time) on the date of the Meeting. Otherwise, the Cash Portion of Consideration (and any cash payable in lieu of fractional Penn Shares or Exchangeable Shares, as applicable) will be paid in U.S. dollars.

The instructions for making elections, exchanging certificates representing Company Shares and depositing such share certificates with the Depositary, as applicable, are set out in the Letter of Transmittal and Election Form and should be reviewed carefully. The Letter of Transmittal and Election Form also provides instructions with regard to lost certificates. See “– Election and Exchange Procedure”.

Any Letter of Transmittal and Election Form, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Company Shareholder except that all Letters of Transmittal and Election Forms will be automatically revoked if the Depositary is notified in writing by theScore, Penn National and Exchangeco that the Arrangement Agreement has been terminated. If a Letter of Transmittal and Election Form is automatically revoked, the certificate(s) representing the Company Shares received with the Letter of Transmittal and Election Form, if any, will be promptly returned to the Company Shareholder submitting the same to the address specified in the Letter of Transmittal and Election Form.

Beneficial Company Shareholders Receiving Penn Shares

Beneficial Company Shareholders that will receive Penn Shares as the share component of the Consideration under the Arrangement should be aware that such Penn Shares will be held in the name of Cede & Co on behalf of DTC. The Intermediary that the beneficial Company Shareholder deals with in respect of its Company Shares may or may not be able to accept Penn Shares held at the DTC. Beneficial Company Shareholders should contact such Intermediary to confirm whether any additional steps are required to receive Penn Shares including, but not limited to, actions relating to such beneficial Company Shareholder becoming a registered holder with respect to such Penn Shares.

Election and Exchange Procedure

Election for Exchangeable Shares and Procedure

Each registered Eligible Holder will have the right to elect in the Letter of Transmittal and Election Form to receive the form of Consideration set out below. Eligible Holders whose Company Shares are registered in the name of an Intermediary should contact that Intermediary for instructions and assistance in delivery of the share certificate(s) representing those Company Shares, if any, and making, if applicable, an election with respect to the form of the share component of the Consideration they wish to receive.

Company Shareholders who are not an Eligible Holder will not have the right to make an election. Each Company Shareholder who is not an Eligible Holder will receive at the Effective Time of the Arrangement, for each Company Share, 0.2398 Penn Shares and US$17.00 in cash.

If you are a registered Eligible Holder, to make a valid election as to the form of the share component of the Consideration that you wish to receive under the Arrangement, you must sign and return the Letter of Transmittal and Election Form and make a proper election thereunder and return it with accompanying certificate(s) representing those Company Shares, if any, to the Depositary prior to the Election Deadline, being 5:00 p.m. (Toronto time) on the date of the Meeting.

Only Eligible Holders may elect, in respect of all or any portion of their Company Shares, to receive, for each Company Share, 0.2398 Exchangeable Shares and US$17.00 in cash. Company Shareholders who are Eligible Holders wishing to jointly file a section 85 election under the Tax Act (in order to obtain a full or partial tax deferral in respect of the transfer of their Company Shares) must elect to receive Exchangeable Shares as part of the Consideration in respect of such transfer. See “– Tax Elections” and “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

An election will have been properly made by registered Eligible Holders only if the Depositary has received, by the Election Deadline, a Letter of Transmittal and Election Form properly completed and signed and accompanied by the certificate(s) representing those Company Shares, if any, to which the Letter of Transmittal and Election Form relates, properly endorsed or otherwise in proper form for transfer, together with all other required documents.

The determination of theScore, Penn National and Exchangeco as to whether elections have been properly made and when elections were received by the Depositary will be binding. ELIGIBLE HOLDERS WHO DO NOT MAKE AN ELECTION PRIOR TO THE ELECTION DEADLINE, OR FOR WHOM THESCORE, PENN NATIONAL AND EXCHANGECO DETERMINE THAT THEIR ELECTION WAS NOT PROPERLY MADE WITH RESPECT TO ANY COMPANY SHARES, WILL BE DEEMED TO HAVE ELECTED TO RECEIVE, FOR EACH COMPANY SHARE, 0.2398 PENN SHARES AND US$17.00 IN CASH. The Depositary may, with the agreement of theScore, Penn National and Exchangeco, make such rules as are consistent with the Arrangement for the implementation of the elections contemplated by the Arrangement and as are necessary or desirable to fully effect such elections.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of Company Shares deposited pursuant to the Arrangement will be determined by theScore, Penn National and Exchangeco in their sole discretion. Company Shareholders agree that such determination will be final and binding. The Company, Penn National and Exchangeco reserve the right, if they so determine, to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by the Depositary. There will be no duty or obligation of theScore, Penn National or Exchangeco to give notice of any defects or irregularities of any deposit and no liability will be incurred by any of them for failure to give any such notice.

Exchange Procedure

At or prior to the Effective Time, Penn National or Exchangeco will deliver or cause to be delivered to the Depositary sufficient funds and certificates or other evidence representing the number of Penn Shares and Exchangeable Shares required to satisfy the aggregate Consideration payable to the Company Shareholders in accordance with Section 3.1 of the Plan of Arrangement, plus sufficient funds to satisfy any aggregate cash payment in lieu of fractional Penn Shares or Exchangeable Shares, which cash, Penn Shares and Exchangeable Shares will be held by the Depositary as agent and nominee for such former Company Shareholders for distribution to such former Company Shareholders in accordance with the provisions of Article 4 of the Plan of Arrangement.

Upon surrender to the Depositary for cancellation of any certificate which immediately prior to the Effective Time represented outstanding Company Shares (other than Company Shares held by Penn National, Exchangeco or their respective affiliates and Dissenting Holders), together with a duly completed and executed Letter of Transmittal and Election Form, and such additional documents as reasonably requested by Penn National, Exchangeco or the Depositary (or, if such Company Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Company Shares on a book-entry account statement, it being understood that any reference herein to “certificates” shall be deemed to include references to book-entry account statements relating to the ownership of Company Shares), the registered holder of the Company Shares represented by such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver, or cause to be delivered, to such Company Shareholder, the Consideration that such Company Shareholder has the right to receive under the Arrangement for such Company Shares, less any amounts withheld in accordance with the terms of the Plan of Arrangement, and any certificate so surrendered will forthwith be cancelled. Under no circumstances will interest accrue or be paid by Penn National, Exchangeco, theScore or the Depositary in respect of the Cash Portion of Consideration (and any cash in lieu of fractional Penn Shares or Exchangeable Shares, as applicable), regardless of any delay in making such payment.

Any exchange or transfer of Company Shares pursuant to the Plan of Arrangement will be free and clear of any Liens or other claims of third parties of any kind.

Tax Elections

A Company Shareholder who is an Eligible Holder and who validly elects to receive Exchangeable Shares as the share component of the Consideration will have the opportunity to make a joint election with Exchangeco under section 85 of the Tax Act. Assuming a valid election is made, such an Eligible Holder may obtain a full or partial tax deferral of any capital gain otherwise arising on the disposition of its Company Shares. See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Company Shares for Exchangeable Share and Cash – Section 85 Election” for further information in this respect.

No Fractional Shares and Rounding of Cash Consideration

In no event will any Company Shareholder be entitled to a fractional Penn Share or a fractional Exchangeable Share. Where the aggregate number of Penn Shares or Exchangeable Shares, as the case may be, to be issued to a Company Shareholder as Consideration under the Arrangement would result in a fraction of a Penn Share or an Exchangeable Share, as the case may be, being issuable, the number of Penn Shares or Exchangeable Shares, as the case may be, to be received by such Company Shareholder will be rounded down to the nearest whole Penn Share or Exchangeable Share, as the case may be. In lieu of any such fractional Penn Share or Exchangeable Share such Company Shareholder will be entitled to receive a cash payment equal to such fractional interest multiplied by the Penn Share Reference Price, rounded down to the nearest US$0.01.

In any case where the aggregate cash consideration payable to a particular Company Shareholder under the Arrangement would, otherwise include a fraction of a cent, the Consideration payable will be rounded down to the nearest US$0.01.

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares (other than Company Shares held by Penn National, Exchangeco or their respective affiliates and any Dissenting Holders) will have been lost, stolen or destroyed upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered will, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Exchangeco, theScore and the Depositary (acting reasonably) , or otherwise indemnify Exchangeco, theScore and their respective Affiliates in a manner satisfactory to Exchangeco (acting reasonably) in such sum as Exchangeco may direct, against any claim that may be made against Exchangeco and theScore and their respective Affiliates with respect to the certificate alleged to have been lost, stolen or destroyed.

Withholding Rights

Penn National, Exchangeco, Callco, theScore, the Depositary and any other Person that has any withholding obligation with respect to any amount paid or deemed paid under the Plan of Arrangement (any such Person, an “Other Withholding Agent”) will be entitled to deduct and withhold, or direct Penn National, theScore, Exchangeco, Callco or the Depositary to deduct and withhold on their behalf, from any consideration paid, deemed paid or otherwise deliverable to any Person under the Plan of Arrangement (an “Affected Person”) such amounts as are required to be deducted or withheld with respect to such payment or deemed payment under the Tax Act, the Code or any provision of any federal, provincial, territorial, state, local or other tax Law (a “Withholding Obligation”). To the extent that amounts are so deducted or withheld, such deducted or withheld amounts will be treated for all purposes of the Plan of Arrangement as having been paid to the Affected Person to whom such amounts would otherwise have been paid or deemed paid, and such deducted or withheld amounts shall be timely remitted to the appropriate Governmental Entity as required by applicable Law. Penn National, Exchangeco, Callco, theScore, the Depositary, and any Other Withholding Agent will also have the right to:

(a)	withhold and sell, or direct Penn National, theScore, Exchangeco, Callco, the Depositary, or any Other Withholding Agent to deduct and withhold and sell on their behalf, on their own account or through a broker (the “Broker”), and on behalf of any Affected Person; or

(b)	require the Affected Person to irrevocably direct the sale through a Broker and irrevocably direct the Broker pay the proceeds of such sale to Penn National, Exchangeco, Callco, theScore, the Depositary, or any Other Withholding Agent as appropriate (and, in the absence of such irrevocable direction, the Affected Person will be deemed to have provided such irrevocable direction), such number of Penn Shares or Exchangeable Shares (or the Penn Shares exchanged therefor) delivered or deliverable to such Affected Person pursuant to the Plan of Arrangement or the Exchangeable Share Provisions as is necessary to produce sale proceeds (after deducting commissions payable to the Broker and other costs and expenses) sufficient to fund any Withholding Obligations. Any Exchangeable Shares to be sold in accordance with the withholding rights provisions of the Plan of Arrangement will first be exchanged for Penn Shares in accordance with their terms and the Penn Shares delivered in respect of such Exchangeable Shares will be sold. Any such sale of Penn Shares will be affected on a public market and as soon as practicable following the Effective Date. Each of Penn National, Exchangeco, Callco, theScore, the Depositary, the Broker or any Other Withholding Agent, as applicable, shall act in a commercially reasonable manner in respect of any withholding obligation; however, none of Penn National, Exchangeco, Callco, theScore, the Depositary, the Broker, or any Other Withholding Agent, as applicable, will be liable for any loss arising out of any sale of such Penn Shares, including any loss relating to the manner or timing of such sales, the prices at which the Penn Shares are sold or otherwise.

Beneficial Company Shareholders

Company Shareholders whose Company Shares are registered in the name of a broker, investment dealer or other intermediary should contact that broker, investment dealer or other intermediary for instructions and assistance in delivery of the share certificate(s) representing those Company Shares, if any, and making an election with respect to the form of Consideration they wish to receive.

No Dividends or Distributions with respect to Unsurrendered Share Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Penn Shares or Exchangeable Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate will have complied with the provisions of the Plan of Arrangement relating to the surrender of certificates or lost certificates. Subject to applicable Law and to the provisions of the Plan of Arrangement regarding withholding, at the time of such compliance, there will, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Penn Shares or Exchangeable Shares.

Treatment of Outstanding Company Equity-Based Compensation

The outstanding Company Options and Company RSUs will be treated in accordance with the Plan of Arrangement and the Arrangement Agreement. See “The Arrangement – Interest of Certain Parties in the Arrangement – Company Options” and “The Arrangement – Interest of Certain Parties in the Arrangement – Company RSUs”.

Stock Exchange Listing

Penn National will apply to list the Penn Shares issuable under the Arrangement on the NASDAQ and it is a condition of closing that Penn National will have obtained approval for this listing. Penn National and Exchangeco do not intend to list the Exchangeable Shares issuable under the Arrangement on any stock exchange. See “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

If the Arrangement is completed, Penn National and Exchangeco intend to have the Company Shares delisted from the TSX and the NASDAQ. In addition, it is expected that theScore will apply to cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate its reporting obligations in Canada following completion of the Arrangement. The Company Shares will be deregistered under the U.S. Exchange Act and the Company will no longer be required to file reports with the SEC.

Interest of Certain Parties in the Arrangement

In considering the recommendation of the Company Board with respect to the Arrangement, Company Shareholders should be aware that certain members of the Company Board and of theScore’s management have interests in connection with the transactions contemplated by the Arrangement that may create actual or potential conflicts of interest in connection with such transactions as described below. The Company Board is aware of these interests and considered them along with the other matters described above in “The Arrangement – Reasons for the Recommendation”.

Ownership of Company Shares, Company Options and Company RSUs

The directors and executive officers of theScore hold the following Company Shares, Company Options and Company RSUs which will be affected by the Arrangement as described under “The Arrangement – Description of the Plan of Arrangement”.

Name and Province or State and Country		Securities of theScore Beneficially Owned, Directly or Indirectly over which Control or Direction is Exercised(1)
of Residence	Position(s)/Title	Company Shares	Company Options	Company RSUs
John Levy(2) Ontario, Canada	Chairman and Chief Executive Officer	7,776,050	760,000	60,663
Benjamin Levy(3) Ontario, Canada	Director, President and Chief Operating Officer	619,467	400,000	29,857
John Albright(4) Ontario, Canada	Director	4,505	54,000	2,843
Brian Cooper Ontario, Canada	Director	5,256	Nil.	3,791
Ralph Lean Ontario, Canada	Director	21,791	58,000	2,843
Angela Ruggiero Massachusetts, USA	Director	192	Nil.	3,791
Mark Scholes Ontario, Canada	Director	22,964	58,000	2,843
William Thomson Ontario, Canada	Director	23,485	58,000	2,843
Alvin Lobo Ontario, Canada	Chief Financial Officer	9,142	120,000	35,115
Joshua Sidsworth Ontario, Canada	General Counsel and Chief Compliance Officer	10,042	100,000	34,819
Hecham Ghazal Ontario, Canada	Chief Technology Officer	12,329	290,000	21,113

Notes:

(1)	Information as to securities of theScore beneficially owned, or over which control or direction is exercised, not being within the knowledge of theScore, has been furnished by the respective directors and officers.
(2)	557 Special Voting Shares and 7,097,280 Class A Shares are held by JLFHL; 567,684 Class A Shares are held by Norwest Video Inc.; 111,086 Class A Shares are held by John Levy directly. Norwest Video Inc. holds Company Options covering 760,000 Class A Shares and Company RSUs covering 60,663 Class A Shares. JLFHL and Norwest Video Inc. are corporations controlled by John Levy.
(3)	425,000 Class A Shares are held by Benjie Levy Family Holdings Inc., a corporation controlled by Benjamin Levy. Benjamin Levy also holds 194,467 Class A Shares directly and/or in trust for his children. Benjamin Levy also holds, directly, Company Options covering 400,000 Class A Shares and Company RSUs covering 29,857 Class A Shares. Benjamin Levy is a beneficiary of certain family trusts which hold an indirect interest in the Company Shares controlled and directed by John Levy.
(4)	4,505 Class A Shares are held by John Albright directly and 6,403,898 Class A Shares are held by Relay Ventures. John Albright co-directs Relay Ventures. John Albright also holds, directly, Company Options covering 54,000 Class A Shares and Company RSUs covering 2,843 Class A Shares.

On August 4, 2021, concurrently with the execution of the Arrangement Agreement: (i) John Levy and Benjamin Levy (and certain entities controlled by them) entered into Levy Voting Support Agreements with Penn National and Exchangeco; (ii) Relay Ventures, which is co-directed by John Albright, entered into the Relay Voting Support Agreement with Exchangeco; and (iii) the D&O Supporting Shareholders entered into D&O Voting Support Agreements with Exchangeco. See “The Arrangement –Voting Support Agreements” and “The Arrangement – Interest of Certain Parties in the Arrangement – Retention Payments”.

In connection with the Arrangement, subject to the terms and conditions of the Company Option & RSU Plan, the vesting provisions of all Company Options and Company RSUs held by the directors of theScore (other than John Levy, Benjamin Levy or any entity respectively controlled by them) that are unvested as of immediately prior to the Effective Time will be amended to accelerate the vesting of such Company Options and Company RSUs to the moment immediately preceding the Effective Time. Such Company Options and Company RSUs constitute Accelerated Unvested Company Options and Accelerated Unvested Company RSUs for the purposes of the Arrangement.

Company Options

As of the Record Date, the directors and executive officers of the Company held, in the aggregate, 1,898,000 Company Options, 1,440,900 of which were vested and exercisable as of that date and 457,100 of which were unvested and not exercisable as of that date. The outstanding Options held by such directors and executive officers of the Company had exercise prices ranging from $1.30 to $8.50.

If the Arrangement is consummated, in accordance with the terms of the Plan of Arrangement:

1.	the portion of each outstanding and unexercised Company Option that is vested as of immediately prior to the Effective Time and each outstanding and unexercised Accelerated Unvested Company Option will be cancelled in consideration for the right of the holder thereof to receive from the Company, a cash payment equal to the Vested Option Consideration without interest and less applicable withholding Taxes; and

2.	the portion of each outstanding and unexercised Employee Company Option that is unvested as of immediately prior to the Effective Time shall be exchanged solely for an option granted by Penn National to purchase from Penn National (i) that number of Penn Shares (rounded down to the nearest whole share) obtained by multiplying (A) the number of Class A Shares subject to the unvested portion of such Employee Company Option immediately prior to the Effective Time, by (B) the Equity Award Exchange Ratio, (ii) at a per share exercise price (rounded up to the nearest cent) equal to the quotient obtained by dividing (A) the U.S. Dollar Equivalent of the per share exercise price of such Employee Company Option by (B) the Equity Award Exchange Ratio. Each such option granted by Penn National shall otherwise be subject to substantially the same terms and conditions applicable to the corresponding Employee Company Option immediately prior to the Effective Time; except as otherwise provided by the Plan of Arrangement.

Additionally, if the Arrangement is consummated and effective on completion of the Amalgamation, the portion of each Non-Employee Option that is outstanding and unvested as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time), shall, without action of Penn National, Exchangeco, Amalco, Callco, the Company, or the holder thereof and, by virtue of the Arrangement and the Amalgamation, be assumed and converted into an Exchangeco Option to purchase from Exchangeco (i) that number of Exchangeable Shares obtained by multiplying (A) the number of Class A Shares subject to the unvested portion of such Non-Employee Option immediately prior to the Amalgamation, by (B) the Equity Award Exchange Ratio, (ii) at a per share exercise price (rounded up to the nearest cent) equal to the quotient obtained by dividing (A) the U.S. Dollar Equivalent of the per share exercise price of such Non-Employee Option immediately prior to the Amalgamation by (B) the Equity Award Exchange Ratio, as the only consideration for the disposition of the Non-Employee Option. Each such Exchangeco Option shall otherwise be subject to substantially the same terms and conditions applicable to the corresponding Non-Employee Option.

Company RSUs

As of the Record Date, the directors and executive officers of the Company held 200,521 unvested Company RSUs.

If the Arrangement is consummated, the portion of each outstanding Company RSU that is vested but has not been settled as of immediately prior to the Effective Time and all Accelerated Unvested Company RSUs, in accordance with the terms of the Plan of Arrangement, will be cancelled in consideration for the right of the holder thereof to receive from the Company, within five (5) Business Days following the Effective Time, a cash payment equal to the Per Share Value, without interest and less applicable withholding Taxes, for each Class A Share subject to such vested Company RSU or Accelerated Unvested Company RSU.

If the Arrangement is consummated, each outstanding Employee Company RSU that is unvested as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time and excluding all Accelerated Unvested Company RSUs) will, without any action on the part of Penn National, theScore, or the holder thereof, be exchanged solely for a Penn RSU covering that number of whole Penn Shares (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (i) the total number of Class A Shares subject to such Employee Company RSU immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio. Each such Penn RSU will otherwise be subject to substantially the same terms and conditions as applied to the corresponding Employee Company RSU immediately prior to the Effective Time; provided that, it is intended that the provisions of subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial tax legislation) will apply to such exchange of Employee Company RSUs and, notwithstanding the foregoing, if, and to the extent, if any, determined by Penn National to be necessary for such provision to apply, the number of Penn RSUs (as otherwise determined) will be decreased (and will be deemed always to have been decreased) such that the amount, if any, by which the aggregate fair market value (as of the Effective Time) of the Penn Shares subject to the Penn RSU immediately after the exchange does not exceed the aggregate fair market value at that time of the Class A Shares subject to the Employee Company RSU immediately before the exchange

If the Arrangement is consummated and effective on completion of the Amalgamation, each Non-Employee RSU that is outstanding as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time) shall, without any action on the part of Penn National, Exchangeco, Amalco, Callco, the Company or the holder thereof and, by virtue of the Arrangement and the Amalgamation, be assumed and converted into an Exchangeco RSU covering the number of whole Exchangeable Shares (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (i) the total number of Class A Shares subject to such Non-Employee RSU immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio, as the only consideration for the disposition of the Non-Employee RSU. Each such Exchangeco RSU shall otherwise be subject to substantially the same terms and conditions as applied to the corresponding Non-Employee RSU immediately prior to the Effective Time.

The Company will indemnify Norwest Video Inc. in respect of potential incremental tax liabilities (if any) resulting from the amendment to the Plan of Arrangement on September 10, 2021.

Termination and Change of Control Benefits

The chief executive officer, president and chief operating officer, chief financial officer, chief technology officer, and general counsel and chief compliance officer of theScore (collectively, the “Named Executive Officers”) each have contractual arrangements with theScore that provide for certain rights of payment upon termination of employment and/or a change of control.

The management services agreement effective September 1, 2021 among theScore, Norwest Video Inc. and John Levy, Chief Executive Officer of theScore and Chairman of the Company Board (the “Management Services Agreement”), provides that theScore may terminate the Management Services Agreement at any time upon a lump sum payment to Norwest Video Inc. equal to two times the sum of (i) the highest annual basic fee earned by Norwest Video Inc. in any one of the three most recently completed fiscal years and (ii) the highest bonus fees earned by Norwest Video Inc. in any one of the three most recently completed fiscal years. Upon any termination of the Management Services Agreement and subject to TSX or NASDAQ approval (if required), all of Norwest Video Inc.’s and John Levy’s options, restricted stock, deferred share units and/or contributions to be made by theScore pursuant to any share purchase plan that are vested or will vest within 12 months after the termination date of the Management Services Agreement will accelerate and be immediately exercisable.

The employment agreement effective October 19, 2012 between theScore and Benjamin Levy, President and Chief Operating Officer of theScore (the “Levy Agreement”), may be terminated by theScore at any time upon payment of twelve months’ salary to Benjamin Levy. The Levy Agreement provides that Benjamin Levy will not, unless terminated without cause, for a period of six months following the termination of employment with theScore, work on an employment basis, contract basis or otherwise with or for an entity that is primarily engaged in the digital sports media business or the digital sports media division of a larger firm, company or other organization in the United States or Canada.

The employment agreement effective September 3, 2019 between theScore and Alvin Lobo, Chief Financial Officer of theScore (the “Lobo Agreement”), may be terminated by theScore within the first eighteen months of its term at any time upon payment of six months’ salary to Alvin Lobo and may be terminated by us following the first eighteen months of its term at any time upon payment of twelve months’ salary to Alvin Lobo.

The employment agreement effective September 1, 2019 between theScore and Hecham Ghazal, Chief Technology Officer of theScore (the “Ghazal Agreement”), may be terminated by theScore at any time upon payment of twelve months’ salary to Hecham Ghazal.

The employment agreement effective December 9, 2019 between theScore and Joshua Sidsworth, General Counsel and Chief Compliance Officer of theScore (together with the Management Services Agreement, the Levy Agreement, the Lobo Agreement and the Ghazal Agreement, the “NEO Agreements”), may be terminated by theScore within the first year of its term at any time upon payment of eight months’ salary to Joshua Sidsworth and may be terminated by theScore following the first year of its term at any time upon payment of twelve months’ salary to Joshua Sidsworth.

The Company will enter into change of control agreements (each, a “Change of Control Agreement”) with the Named Executive Officers which will provide that, in the case of John Levy, Benjamin Levy and Hecham Ghazal, if, within 36 months following a change of control of the Company, including the Closing of the Arrangement, such Named Executive Officer is terminated without Cause (as defined in the applicable Change of Control Agreement) or such Named Executive Officer resigns for Good Reason (as defined in the applicable Change of Control Agreement) (each, an “Acceleration Event”) all Company Options, Company RSUs (or the corresponding Penn Option or Penn RSU after the exchange of Company Options and Company RSUs under the Plan of Arrangement is complete) will automatically accelerate and become fully vested, and any such Company Options and Company RSUs (or the corresponding Penn Option or Penn RSU after the exchange of Company Options and Company RSUs under the Plan of Arrangement is complete) will be settled in Penn Shares or the cash equivalent thereof, and the retention grants described below under “The Arrangement – Interest of Certain Parties in the Arrangement – Retention Payments” will be immediately payable in cash.

The Change of Control Agreements for Alvin Lobo and Joshua Sidsworth will provide that if an Acceleration Event occurs within 18 months following a change of control of the Company, including the Closing of the Arrangement, all Company Options, Company RSUs (or the corresponding Penn Option or Penn RSU after the exchange of Company Options and Company RSUs under the Plan of Arrangement is complete), and unpaid stay bonus held by such individuals that are subject to vesting conditions will automatically accelerate and become fully vested, and any such equity incentives will be settled in Penn Shares or the cash equivalent thereof.

Retention Payments

In connection with the Arrangement, John Levy and Benjamin Levy will each receive a retention incentive payment of US$10,000,000, and Hecham Ghazal, Aubrey Levy and Noah Levy will each receive a retention incentive payment of US$6,000,000, in each case payable in cash and Penn Shares over the three years immediately following the Effective Date. See “Regulatory Matters – Canadian Securities Law Matters – Collateral Benefits”.

Further, the Company, with the approval of Penn National and Exchangeco, established and implemented a Special Retention Program (the “Retention Program”) for all full-time employees and contractors of theScore (collectively, “Eligible Recipients”) who were employed or engaged by theScore as at August 5, 2021, excluding John Levy, Benjamin Levy, Aubrey Levy and Noah Levy, pursuant to which certain cash-based retention awards may be awarded to Eligible Recipients in accordance with the following payment schedule (the “Payment Schedule”):

(a)	50% to be paid upon the earlier of: (A) the Effective Date; and, (B) if the Arrangement Agreement is terminated in accordance with the terms thereof, the End Date; and

(b)	50% to be paid on the date that is one (1) year following the applicable payment date determined pursuant to item (a) above.

Pursuant to the Retention Program, the Company, with the approval of Penn National and Exchangeco, has agreed to award, among other things, $650,000 of cash-based retention awards to each of Hecham Ghazal, Alvin Lobo and Joshua Sidsworth pursuant to the Payment Schedule.

In connection with the Arrangement, subject to the terms and conditions of the Company Option & RSU Plan and effective as of the Effective Time, the vesting provisions of all Company Options and Company RSUs (or the corresponding Penn Options or Penn RSUs after the exchange of Company Options and Company RSUs under the Plan of Arrangement is complete) that were outstanding prior to August 4, 2021 and are unvested immediately prior to the Effective Time will be amended to provide that the vesting of such Company Options and Company RSUs will be accelerated in the event the holder of such unvested Company Option or Company RSU is terminated without cause within 18 months of the Effective Date.

Insurance and Indemnification of Directors and Officers

Pursuant to the Arrangement Agreement, theScore has agreed to purchase, as of the Effective Time, a tail policy to the current policy of directors’ and officers’ liability insurance maintained on the date of the Arrangement Agreement (the “Current Policy”), which tail policy will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Date with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, and which tail policy will contain substantially the same coverage and amount as, and contain terms and conditions no less favourable, in the aggregate, than the coverage currently provided by the Current Policy; provided, that the Company will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided, further that the cost of such tail policy will not exceed 300% of the Company’s current annual premium for its Current Policy (the “Current Premium”). If the cost of such tail policy would exceed 300% of the Current Premium then the Company will purchase a tail policy that contains the highest level of coverage that can be obtained for such amount.

Pursuant to the Arrangement Agreement, from and after the Effective Time, Exchangeco will and will cause the Company to, to the greatest extent permitted by Law, indemnify and hold harmless each former or present director, manager or officer of the Company or any of its Subsidiaries and certain other Persons, against any and all Damages incurred in connection with any proceeding or investigation with respect to matters existing or occurring at or prior to the Effective Time (including the Arrangement Agreement and the transactions contemplated thereby), arising out of or pertaining to the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries at or after the Effective Time.

Depositary

The Company, Penn National and Exchangeco have retained the services of the Depositary for the receipt of the Letters of Transmittal and Election Forms and the certificates representing Company Shares and for the delivery and payment of the Consideration payable for the Company Shares under the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

INFORMATION RELATING TO THESCORE

Overview

Score Media and Gaming Inc. empowers millions of sports fans through the Company’s digital media and sports betting products. The Company’s media app ‘theScore’ is one of the most popular in North America, delivering fans highly-personalized live scores, news, stats, and betting information from their favourite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, and Indiana. The Company also creates and distributes innovative digital content through theScore’s web, social and esports platforms.

Additional information regarding theScore is included in documents incorporated by reference into this Circular. See “ – Company Documents Incorporated by Reference”.

Trading Price and Volume of Class A Shares

The Class A Shares are listed on the TSX and the NASDAQ, in each case under the symbol “SCR”. After receiving final approval to graduate to the TSX from the TSX Venture Exchange and the TSX, the Class A Shares of theScore commenced trading on the TSX at market open on September 15, 2020 under the existing ticker “SCR”. The Company’s Class A Shares were voluntarily delisted from the TSX Venture Exchange concurrently with the commencement of trading on the TSX. On February 11, 2021, the Company completed the consolidation of the outstanding Company Shares on the basis of a consolidation ratio of 10:1. Historical trading prices and volumes set out in this Circular have been amended to reflect the 10:1 consolidation. Additionally, the Class A Shares of theScore began trading on the NASDAQ on March 1, 2021.

The following table sets out the high and low trading prices and trading volumes for Class A Shares on a monthly basis on the TSX and the NASDAQ for the period from September 1, 2020 to September 9, 2021:

	Class A Shares – TSX			Class A Shares – NASDAQ
Month	High	Low	Volume	High	Low	Volume
September 2020	$8.70	$5.50	2,007,584	N/A	N/A	N/A
October 2020	$8.50	$6.70	932,165	N/A	N/A	N/A
November 2020	$18.80	$6.70	6,795,443	N/A	N/A	N/A
December 2020	$18.50	$12.70	5,895,182	N/A	N/A	N/A
January 2021	$36.10	$14.20	10,350,656	N/A	N/A	N/A
February 2021	$56.70	$28.10	7,183,906	N/A	N/A	N/A
March 2021	$39.23	$24.01	7,478,781	US$31.20	US$18.90	13,767,704
April 2021	$34.25	$20.51	6,843,811	US$27.31	US$16.70	9,787,572
May 2021	$23.27	$15.70	6,043,664	US$18.95	US$12.95	8,951,503
June 2021	$32.41	$19.51	11,511,405	US$26.36	US$16.24	21,085,561
July 2021	$24.94	$17.53	5,393,965	US$20.15	US$13.74	7,516,374
August 2021	$45.52	$20.26	14,471,760	US$36.16	US$15.78	47,295,601
September 2021 (1-9)	$45.90	$44.12	2,111,538	US$36.32	US$35.04	5,222,949

Prior Sales

The tables below summarize the issuances of Company Shares and grants of Company Options and Company RSUs by theScore during the 12-month period immediately preceding the date of this Circular. On February 11, 2021, the Company completed the consolidation of the outstanding Company Shares on the basis of a consolidation ratio of 10:1. Historical numbers and prices of securities set out in this Circular have been amended to reflect the 10:1 consolidation.

Issuance of Class A Shares

Date of Issue	Nature of Issue	Number of Class A Shares	Issue Price
September 11, 2020	Exercise of options	250	$3.0000
September 18, 2020	Exercise of over-allotment option in connection with the offering by theScore pursuant to a short form prospectus dated August 19, 2020	96,060	$6.5000
September 18, 2020	Exercise of options	125	$3.0000
October 1, 2020	Exercise of options	750	$3.0000
October 6, 2020	Exercise of options	1,250	$1.4500
October 6, 2020	Exercise of options	750	$3.0000
October 6, 2020	Exercise of options	2,500	$6.0000
October 15, 2020	Exercise of options	150	$3.0000
October 15, 2020	Exercise of options	250	$1.4500
October 15, 2020	Exercise of options	250	$3.0000
November 11, 2020	Exercise of options	208	$2.1000
November 11, 2020	Exercise of options	500	$1.4500
November 11, 2020	Exercise of options	667	$3.0000
November 13, 2020	Exercise of options	5,000	$6.0000
November 17, 2020	Exercise of options	950	$1.4500
November 17, 2020	Exercise of options	600	$3.0000
November 30, 2020	Exercise of options	3,333	$1.4500
November 30, 2020	Exercise of options	1,500	$3.1000
November 30, 2020	Exercise of options	250	$8.5000
November 30, 2020	Exercise of options	1,000	$3.0000
November 30, 2020	Exercise of options	125	$1.4500
December 1, 2020	Exercise of options	250	$1.4500
December 1, 2020	Exercise of options	500	$3.0000
December 1, 2020	Exercise of options	250	$8.5000
December 1, 2020	Exercise of options	2,500	$1.3000
December 1, 2020	Exercise of options	2,500	$1.8000
December 2, 2020	Exercise of options	2,500	$2.9000
December 2, 2020	Exercise of options	2,500	$3.1000
December 2, 2020	Exercise of options	1,250	$1.4500
December 2, 2020	Exercise of options	750	$3.0000
December 2, 2020	Exercise of options	250	$8.5000
December 2, 2020	Exercise of options	1,000	$1.3000
December 2, 2020	Exercise of options	1,000	$1.8000
December 2, 2020	Exercise of options	1,000	$2.9000
December 2, 2020	Exercise of options	1,500	$3.1000
December 2, 2020	Exercise of options	750	$2.1000
December 2, 2020	Exercise of options	160	$8.5000
December 2, 2020	Exercise of options	167	$8.5000
December 2, 2020	Exercise of options	2,500	$3.1000
December 2, 2020	Exercise of options	375	$3.0000
December 2, 2020	Exercise of options	125	$8.5000
December 2, 2020	Exercise of options	3,000	$6.0000
December 4, 2020	Exercise of options	667	$8.5000
December 11, 2020	Exercise of options	375	$3.0000
December 11, 2020	Exercise of options	125	$8.5000
December 17, 2020	December 2020 Offering	2,857,200	$14.0000
December 18, 2020	Exercise of options	1,667	$1.4500
December 21, 2020	Exercise of options	350	$3.1000
December 31, 2020	Exercise of over-allotment option in connection with the December 2020 Offering	428,580	$14.0000
January 18, 2021	Exercise of options	125	$1.4500
January 18, 2021	Exercise of options	250	$1.4500
January 19, 2021	Exercise of options	375	$3.0000
January 20, 2021	Exercise of options	250	$1.4500
January 20, 2021	Exercise of options	417	$2.1000
January 20, 2021	Exercise of options	1,000	$1.4500
January 20, 2021	Exercise of options	500	$3.0000
January 20, 2021	Exercise of options	750	$1.4500

Issuance of Class A Shares

Date of Issue	Nature of Issue	Number of Class A Shares	Issue Price
January 20, 2021	Exercise of options	1,000	$2.9000
January 20, 2021	Exercise of options	1,000	$1.3000
January 20, 2021	Exercise of options	1,000	$1.8000
January 20, 2021	Exercise of options	500	$2.1000
January 20, 2021	Exercise of options	250	$1.4500
January 20, 2021	Exercise of options	375	$3.0000
January 20, 2021	Exercise of options	300	$3.0000
January 20, 2021	Exercise of options	325	$3.0000
January 21, 2021	Exercise of options	125	$8.5000
January 22, 2021	Exercise of options	1,667	$8.5000
January 25, 2021	Exercise of options	7,360	$2.9000
January 25, 2021	Exercise of options	2,500	$1.3000
January 25, 2021	Exercise of options	2,500	$1.8000
January 25, 2021	Exercise of options	2,500	$2.9000
January 26, 2021	Exercise of options	2,500	$3.1000
January 26, 2021	Exercise of options	1,250	$2.1000
January 26, 2021	Exercise of options	80	$1.4500
January 26, 2021	Exercise of options	500	$8.5000
January 26, 2021	Exercise of options	140	$2.9000
January 26, 2021	Exercise of options	2,500	$3.1000
January 26, 2021	Exercise of options	2,500	$3.1000
January 26, 2021	Exercise of options	1,300	$3.1000
January 27, 2021	Exercise of options	660	$8.5000
January 27, 2021	Exercise of options	167	$3.0000
January 27, 2021	Exercise of options	1,200	$3.1000
January 27, 2021	Exercise of options	1,250	$2.1000
January 28, 2021	Exercise of options	500	$2.1000
January 28, 2021	Exercise of options	750	$1.4500
January 28, 2021	Exercise of options	500	$3.0000
January 28, 2021	Exercise of options	2,500	$2.1000
January 28, 2021	Exercise of options	2,500	$1.4500
January 28, 2021	Exercise of options	1,500	$1.4500
January 28, 2021	Exercise of options	1,333	$8.5000
January 28, 2021	Exercise of options	750	$1.4500
January 28, 2021	Exercise of options	1,000	$1.8000
January 28, 2021	Exercise of options	1,000	$2.9000
January 28, 2021	Exercise of options	1,000	$3.1000
January 28, 2021	Exercise of options	750	$1.4500
January 28, 2021	Exercise of options	500	$3.0000
January 28, 2021	Exercise of options	250	$8.5000
January 28, 2021	Exercise of options	500	$8.5000
January 29, 2021	Exercise of options	1,920	$1.4500
January 29, 2021	Exercise of options	7	$8.5000
February 01, 2021	Exercise of options	667	$8.5000
February 01, 2021	Exercise of options	1,333	$3.0000
February 05, 2021	Exercise of options	500	$8.5000
February 08, 2021	Exercise of options	125	$8.5000
February 08, 2021	Exercise of options	1,000	$3.1000
February 08, 2021	Exercise of options	667	$3.0000
February 08, 2021	Exercise of options	1,000	$3.0000
February 09, 2021	Exercise of options	500	$2.1000
February 09, 2021	Exercise of options	500	$8.5000

Issuance of Class A Shares

Date of Issue	Nature of Issue	Number of Class A Shares	Issue Price
February 10, 2021	Exercise of options	250	$8.5000
February 10, 2021	Exercise of options	3,750	$2.1000
February 10, 2021	Exercise of options	1,000	$3.1000
February 10, 2021	Exercise of options	375	$3.0000
February 10, 2021	Exercise of options	1,250	$2.1000
February 10, 2021	Exercise of options	1,250	$1.4500
February 10, 2021	Exercise of options	1,000	$3.0000
February 10, 2021	Exercise of options	333	$8.5000
February 10, 2021	Exercise of options	175	$3.0000
February 11, 2021	Exercise of options	300	$3.0000
February 11, 2021	Exercise of options	750	$1.4500
February 11, 2021	Exercise of options	250	$3.1000
February 11, 2021	Exercise of options	1,000	$1.4500
February 11, 2021	Exercise of options	1,250	$2.1000
February 11, 2021	Exercise of options	150	$3.0000
February 11, 2021	Exercise of options	150	$8.5000
February 11, 2021	Exercise of options	1,000	$1.3000
February 12, 2021	Exercise of options	250	$8.5000
February 12, 2021	Exercise of options	500	$3.0000
February 12, 2021	Exercise of options	200	$2.1000
February 12, 2021	Exercise of options	125	$3.0000
February 12, 2021	Exercise of options	125	$8.5000
February 12, 2021	Exercise of options	2,500	$1.8000
February 17, 2021	Exercise of options	500	$3.0000
February 17, 2021	Exercise of options	333	$8.5000
March 1, 2021	March 2021 Offering	6,900,000	$27.0000
March 5, 2021	Exercise of options	829	$1.4500
March 5, 2021	Exercise of options	496	$3.0000
March 5, 2021	Exercise of options	162	$8.5000
March 8, 2021	Exercise of options	171	$1.4500
March 8, 2021	Exercise of options	500	$3.0000
March 8, 2021	Exercise of options	250	$8.5000
March 9, 2021	Exercise of options	250	$8.5000
March 9, 2021	Exercise of options	997	$3.0000
March 12, 2021	Exercise of options	166	$3.1000
March 12, 2021	Exercise of options	300	$3.1000
March 15, 2021	Exercise of options	250	$1.4500
March 16, 2021	Exercise of options	125	$3.0000
March 16, 2021	Exercise of options	250	$8.5000
March 23, 2021	Exercise of options	1,000	$3.0000
March 23, 2021	Exercise of options	500	$8.5000
March 24, 2021	Exercise of options	180	$3.1000
March 25, 2021	Exercise of options	675	$3.0000
March 26, 2021	Conversion of $18,502,635.00 of the principal amount outstanding under the Convertible Debenture	2,467,018	$7.5000
April 16, 2021	Exercise of options	2,000	$3.0000
April 19, 2021	Exercise of options	500	$3.0000
April 21, 2021	Exercise of options	2,000	$6.0000
April 22, 2021	Exercise of options	500	$8.5000
April 22, 2021	Exercise of options	1,000	$3.1000
April 22, 2021	Exercise of options	250	$3.0000

Issuance of Class A Shares

Date of Issue	Nature of Issue	Number of Class A Shares	Issue Price
April 27, 2021	Exercise of options	1,000	$3.1000
April 27, 2021	Exercise of options	500	$2.1000
April 27, 2021	Exercise of options	500	$1.4500
April 27, 2021	Exercise of options	250	$1.4500
May 7, 2021	Exercise of options	1,000	$1.8000
May 11, 2021	Exercise of options	250	$3.0000
May 11, 2021	Exercise of options	250	$8.5000
May 12, 2021	Exercise of options	1,000	$3.0000
May 12, 2021	Exercise of options	500	$8.5000
May 19, 2021	Exercise of options	500	$2.1000
May 20, 2021	Exercise of options	1,000	$2.9000
May 25, 2021	Exercise of options	1,000	$1.8000
May 25, 2021	Exercise of options	1,000	$2.9000
May 25, 2021	Exercise of options	1,000	$3.1000
May 25, 2021	Exercise of options	750	$1.4500
May 25, 2021	Exercise of options	500	$3.0000
May 25, 2021	Exercise of options	250	$8.5000
May 26, 2021	Exercise of options	500	$8.5000
May 28, 2021	Exercise of options	666	$8.5000
June 9, 2021	Exercise of options	85	$3.1000
June 16, 2021	Exercise of options	475	$1.4500
June 17, 2021	Exercise of options	125	$3.1000
June 17, 2021	Exercise of options	40	$3.1000
June 25, 2021	Exercise of options	1,500	$1.4500
June 25, 2021	Exercise of options	500	$3.0000
June 25, 2021	Exercise of options	500	$8.5000
July 8, 2021	Exercise of options	2,664	$3.0000
July 8, 2021	Exercise of options	666	$8.5000
July 22, 2021	Exercise of options	200	$2.1000
July 26, 2021	Exercise of options	750	$8.5000
July 29, 2021	Exercise of options	750	$8.5000
July 30, 2021	Exercise of options	1,000	$3.1000
July 30, 2021	Exercise of options	500	$2.1000
July 30, 2021	Exercise of options	750	$1.4500
July 30, 2021	Exercise of options	500	$3.0000
July 30, 2021	Exercise of options	250	$8.5000
July 29, 2021	Exercise of options	498	$8.5000
July 29, 2021	Exercise of options	375	$8.5000
August 3, 2021	Exercise of options	500	$1.4500
August 5, 2021	Exercise of options	125	$8.5000
August 5, 2021	Exercise of options	1,000	$1.4500
August 5, 2021	Exercise of options	500	$1.4500
August 5, 2021	Exercise of options	990	$3.0000
August 5, 2021	Exercise of options	250	$8.5000
August 5, 2021	Exercise of options	1,000	$3.1000
August 5, 2021	Exercise of options	625	$3.0000
August 5, 2021	Exercise of options	375	$8.5000
August 5, 2021	Exercise of options	62	$21.1000
August 5, 2021	Exercise of options	600	$8.5000
August 5, 2021	Exercise of options	250	$8.5000
August 5, 2021	Exercise of options	62	$21.1000
August 5, 2021	Exercise of options	1,250	$2.1000

Issuance of Class A Shares

Date of Issue	Nature of Issue	Number of Class A Shares	Issue Price
August 5, 2021	Exercise of options	1,500	$1.4500
August 5, 2021	Exercise of options	1,250	$3.0000
August 5, 2021	Exercise of options	250	$1.4500
August 5, 2021	Exercise of options	250	$3.0000
August 5, 2021	Exercise of options	250	$8.5000
August 5, 2021	Exercise of options	125	$21.1000
August 5, 2021	Exercise of options	125	$3.0000
August 5, 2021	Exercise of options	125	$8.5000
August 5, 2021	Exercise of options	83	$21.1000
August 5, 2021	Exercise of options	62	$21.1000
August 5, 2021	Exercise of options	125	$21.1000
August 5, 2021	Exercise of options	500	$3.1000
August 5, 2021	Exercise of options	62	$21.1000
August 5, 2021	Exercise of options	10	$1.4500
August 5, 2021	Exercise of options	530	$3.0000
August 6, 2021	Exercise of options	62	$21.1000
August 6, 2021	Exercise of options	125	$21.1000
August 6, 2021	Exercise of options	1,998	$8.5000
August 6, 2021	Exercise of options	1,500	$1.4500
August 6, 2021	Exercise of options	1,250	$3.0000
August 6, 2021	Exercise of options	750	$8.5000
August 6, 2021	Exercise of options	750	$2.1000
August 6, 2021	Exercise of options	1,000	$1.4500
August 6, 2021	Exercise of options	830	$3.0000
August 6, 2021	Exercise of options	498	$8.5000
August 6, 2021	Exercise of options	1,000	$2.9000
August 6, 2021	Exercise of options	300	$2.1000
August 6, 2021	Exercise of options	600	$3.1000
August 6, 2021	Exercise of options	1,000	$2.9000
August 6, 2021	Exercise of options	1,000	$3.1000
August 6, 2021	Exercise of options	500	$2.1000
August 6, 2021	Exercise of options	1,000	$1.4500
August 6, 2021	Exercise of options	830	$3.0000
August 6, 2021	Exercise of options	498	$8.5000
August 6, 2021	Exercise of options	166	$21.1000
August 6, 2021	Exercise of options	150	$3.0000
August 6, 2021	Exercise of options	150	$1.4500
August 6, 2021	Exercise of options	125	$21.1000
August 6, 2021	Exercise of options	125	$21.1000
August 8, 2021	Exercise of options	15,000	$1.3000
August 9, 2021	Exercise of options	650	$1.4500
August 9, 2021	Exercise of options	15,000	$1.8000
August 9, 2021	Exercise of options	100	$3.1000
August 9, 2021	Exercise of options	500	$2.1000
August 9, 2021	Exercise of options	100	$3.0000
August 9, 2021	Exercise of options	125	$8.5000
August 9, 2021	Exercise of options	125	$21.1000
August 9, 2021	Exercise of options	125	$3.0000
August 9, 2021	Exercise of options	166	$3.1000
August 9, 2021	Exercise of options	500	$2.1000
August 9, 2021	Exercise of options	750	$1.4500
August 9, 2021	Exercise of options	625	$3.0000

Issuance of Class A Shares

Date of Issue	Nature of Issue	Number of Class A Shares	Issue Price
August 9, 2021	Exercise of options	375	$8.5000
August 9, 2021	Exercise of options	62	$21.1000
August 10, 2021	Exercise of options	666	$8.5000
August 11, 2021	Exercise of options	500	$2.1000
August 11, 2021	Exercise of options	750	$1.4500
August 11, 2021	Exercise of options	625	$3.0000
August 11, 2021	Exercise of options	375	$8.5000
August 11, 2021	Exercise of options	62	$21.1000
August 11, 2021	Exercise of options	1,000	$3.1000
August 12, 2021	Exercise of options	2,500	$3.1000
August 12, 2021	Exercise of options	1,250	$2.1000
August 12, 2021	Exercise of options	2,000	$1.4500
August 12, 2021	Exercise of options	1,665	$3.0000
August 12, 2021	Exercise of options	7,500	$6.0000
August 16, 2021	Exercise of options	375	$1.4500
August 16, 2021	Exercise of options	625	$3.0000
August 16, 2021	Exercise of options	375	$8.5000
August 16, 2021	Exercise of options	62	$21.1000
August 16, 2021	Exercise of options	375	$8.5000
August 18, 2021	Exercise of options	500	$2.1000
August 18, 2021	Exercise of options	375	$8.5000
August 19, 2021	Exercise of options	200	$3.0000
August 19, 2021	Conversion of $21,497,365.00 of the principal amount outstanding under the Convertible Debenture	2,866,315	$7.5000
August 19, 2021	Conversion of $3,221,439.37 of accrued interest under the Convertible Debenture previously added to the principal amount thereof pursuant to the terms of the Convertible Debenture	102,791	$31.3395
August 20, 2021	Exercise of options	62	$21.1000
August 23, 2021	Exercise of options	275	$3.0000
August 23, 2021	Exercise of options	2,500	$2.9000
August 24, 2021	Exercise of options	1,665	$3.0000
August 24, 2021	Exercise of options	999	$8.5000
August 24, 2021	Exercise of options	166	$21.1000
August 24, 2021	Exercise of options	300	$3.0000
August 25, 2021	Exercise of options	750	$2.1000
August 26, 2021	Exercise of options	375	$3.0000
August 26, 2021	Exercise of options	80	$21.1000
August 26, 2021	Exercise of options	45	$21.1000
August 26, 2021	Exercise of options	500	$1.4500
August 27, 2021	Exercise of options	62	$21.1000
August 30, 2021	Exercise of options	250	$3.0000
August 30, 2021	Exercise of options	375	$8.5000
August 31, 2021	Exercise of options	1,000	$3.1000
August 31, 2021	Exercise of options	500	$2.1000
August 31, 2021	Exercise of options	750	$1.4500
September 1, 2021	Exercise of options	125	$8.5000
September 1, 2021	Exercise of options	125	$8.5000
September 2, 2021	Exercise of options	250	$1.4500

Issuance of Class A Shares

Date of Issue	Nature of Issue	Number of Class A Shares	Issue Price
September 7, 2021	Exercise of options	300	$2.1000
September 7, 2021	Exercise of options	375	$8.5000
September 7, 2021	Exercise of options	62	$21.1000
September 8, 2021	Exercise of options	2,500	$3.1000
September 8, 2021	Exercise of options	2,000	$1.4500
September 8, 2021	Exercise of options	3,330	$3.0000
September 8, 2021	Exercise of options	1,998	$8.5000

Grants of Company Options

Date of Grant	Number of Class A Shares Issuable upon Exercise of Options	Exercise Price	Expiry Date
January 13, 2021	132,125	$21.10	January 13, 2031

Awards of Company RSUs

Date of Award	Number of Class A Shares Issuable upon Vesting of Company RSUs
January 13, 2021	374,922
September 1, 2021	689,648

Available Information

The Company files reports and other information with applicable securities regulatory authorities in each of the provinces and territories of Canada and the SEC. These reports and information are available to the public free of charge on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

Risk Factors

Whether or not the Arrangement is completed, the Score will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in management’s discussion and analysis of financial condition and results of operations of the Score for the years ended August 31, 2020 and 2019 and in the annual information form of the Score dated October 28, 2020 for the year ended August 31, 2020, both of which are incorporated by reference into this Circular and have been filed on SEDAR at www.sedar.com. Upon request, a Company Shareholder will be provided with a copy of such documents free of charge.

Company Documents Incorporated by Reference

The following documents, filed by theScore with the applicable securities regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the annual information form of theScore dated October 28, 2020 for the year ended August 31, 2020;

(b)	the audited consolidated financial statements of theScore as at and for the years ended August 31, 2020 and 2019, together with the notes thereto and the auditors’ report thereon;

(c)	the management’s discussion and analysis of financial condition and results of operations of theScore for the years ended August 31, 2020 and 2019;

(d)	the unaudited condensed consolidated interim financial statements for the three and nine months ended May 31, 2021 and 2020, together with the notes thereto;

(e)	the management’s discussion and analysis of financial condition and results of operations of theScore for three and nine months ended May 31, 2021 and 2020;

(f)	the notice of annual and special meeting of shareholders and management information circular of theScore dated January 8, 2021;

(g)	the material change report of theScore dated December 2, 2020 regarding the launch of a bought deal offering by theScore of 32,857,800 Class A Shares (which, for greater certainty, included the exercise by the underwriters of the associated over-allotment option) at a price of $1.40 per Class A Share for aggregate gross proceeds of $46,000,920 (the “December 2020 Offering”);

(h)	the material change report of theScore dated February 15, 2021 regarding the implementation of theScore’s share consolidation on the basis of a consolidation ratio of 10:1;

(i)	the material change report of theScore dated March 1, 2021 regarding the launch, pricing and closing of a marketed public offering by theScore of 6,900,000 Class A Shares (which, for greater certainty, included the exercise by the underwriters of the associated over-allotment option) at a price of US$27.00 per Class A Share for aggregate gross proceeds of US$186,300,000 (the “March 2021 Offering”); and

(j)	the material change report of theScore dated August 10, 2021 regarding the execution by theScore of the Arrangement Agreement.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any of theScore’s annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars, filed by theScore with securities commissions or similar authorities in Canada after the date of this Circular and before the Meeting, will be deemed to be incorporated by reference in this Circular.

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not constitute a part of this Circular except as so modified or superseded.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to theScore and readers should review all information contained in this Circular and the documents incorporated or deemed to be incorporated by reference herein.

Copies of the documents incorporated by reference in this Circular may be obtained on request without charge from theScore at 500 King Street West, Fourth Floor, Toronto, Ontario M5V 1L9, telephone (416) 479-8812, and are also available electronically on SEDAR at www.sedar.com and, in some cases, on EDGAR at www.sec.gov.

INFORMATION RELATING TO PENN NATIONAL

See Appendix “H” attached to this Circular, including the documents incorporated by reference therein, and the schedules thereto, for detailed information concerning Penn National.

On completion of the Arrangement, Penn National will continue to be a corporation governed by the laws of the Commonwealth of Pennsylvania, and Exchangeco and theScore will continue to be companies governed by the BCBCA. After the Effective Date, Penn National will indirectly own all of the outstanding Company Shares and theScore’s operations will be managed and operated as a Subsidiary of Penn National.

INFORMATION RELATING TO EXCHANGECO

See Appendix “H-2” attached to this Circular for detailed information concerning Exchangeco.

Exchangeco is a company incorporated under the BCBCA on July 30, 2021. Exchangeco currently has no material assets and has not carried on any business except in accordance with its role as a party to the Arrangement Agreement. Exchangeco is an indirect wholly-owned Subsidiary of Penn National.

INFORMATION RELATING TO the Combined Company

On completion of the Arrangement, Penn National will continue to be a corporation governed by the laws of the Commonwealth of Pennsylvania, and Exchangeco and theScore will continue to be companies governed by the BCBCA. After the Effective Date, Penn National will indirectly own all of the outstanding Company Shares and theScore’s operations will be managed and operated as a Subsidiary of Penn National. See Appendix “H” attached to this Circular for detailed information concerning Penn National.

THE ARRANGEMENT AGREEMENT

The following is a summary of the principal terms of the Arrangement Agreement. This summary does not purport to be complete and is qualified in its entirety by, in the case of the Arrangement Agreement, the complete text of the Arrangement Agreement and the amendment thereto, copies of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in the case of the Plan of Arrangement, the complete text of the Plan of Arrangement, a copy of which is attached at Appendix “A” to this Circular.

On August 4, 2021, theScore entered into the Arrangement Agreement with Penn National and Exchangeco, pursuant to which Penn National and theScore agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, Penn National will acquire, through its indirect wholly-owned Subsidiary, Exchangeco, all outstanding Company Shares not owned by Penn National, Exchangeco or any of their respective Subsidiaries pursuant to a statutory plan of arrangement under the BCBCA. Upon completion of the Arrangement, Company Shareholders (other than Penn National and its Subsidiaries) will receive, for each Company Share held, US$17.00 in cash and 0.2398 Penn Shares. Company Shareholders that are Eligible Holders will be able to elect, in respect of all or any portion of their Company Shares, to receive, for each Company Share held, 0.2398 Exchangeable Shares instead of the 0.2398 Penn Shares to which they would otherwise be entitled. Each whole Exchangeable Share will be exchangeable for one Penn Share (subject to customary adjustments for stock splits or other reorganizations) in accordance with the Exchangeable Share Provisions. The terms of the Arrangement Agreement are the result of arm’s length negotiations between theScore and Penn National and their respective advisors.

Representations and Warranties

Except for its status as the contractual document that establishes and governs the legal relations among theScore, Penn National and Exchangeco with respect to the Arrangement, theScore does not intend for the Arrangement Agreement to be a source of factual, business or operational information about theScore or Penn National. The Arrangement Agreement contains representations and warranties made by theScore to Penn National and Exchangeco, and representations and warranties made by Penn National and Exchangeco to theScore. Those representations and warranties were made as of specific dates solely for the purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Arrangement Agreement. Moreover, some of the representations and warranties contained in the Arrangement Agreement are subject to a contractual standard of materiality (including, in the case of theScore, a “Company Material Adverse Effect” and in the case of Penn National, a “Penn Material Adverse Effect”) that may be different from that considered material to Company Shareholders, or that may have been used for the purpose of allocating risk between the parties to the Arrangement Agreement rather than for the purpose of establishing facts. Information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by theScore in favour of Penn National and Exchangeco relate to, among other things: (a) the due organization, existence and power and authority of theScore to own, lease and operate its properties and to carry on its business; (b) the corporate power and authority of theScore to enter into the Arrangement Agreement and perform its obligations thereunder; (c) the execution and delivery of the Arrangement Agreement by theScore, and the performance by it of its obligations thereunder and the completion of the Arrangement not resulting in a violation, conflict or default under theScore’s constating documents, and not requiring any consent, approval, authorization or permit of or action by any Governmental Entity, other than compliance with applicable securities laws, rules and regulations of the NASDAQ and TSX, any applicable blue sky laws, the Interim Order and the Final Order, the receipt of the Gaming Consents, the filing of any premerger notification and report forms under the HSR Act, and compliance with other consents, approvals and authorizations required under the Arrangement Agreement; (d) theScore’s ownership of its Subsidiaries; (e) theScore and its Subsidiaries’ compliance with Laws and their respective constating documents; (f) the capitalization of theScore and the listing on the NASDAQ and TSX of the Class A Shares; (g) the absence of any shareholder, voting trust or other similar agreements; (h) reporting issuer status and compliance with the requirements of the NASDAQ and TSX; (i) U.S. Securities Law matters; (j) theScore’s timely and accurate filing of public documents and Tax Returns (as defined in the Arrangement Agreement); (k) the absence of any delisting, suspending or cease trading order with respect to any securities of theScore; (l) theScore’s financial statements and financial reporting controls; (m) the absence of undisclosed liabilities required to be reflected on the balance sheet of the Score and its Subsidiaries; (n) real property matters; (o) environmental matters; (p) rights to intellectual property; (q) employment matters; (r) the absence of certain changes or events and the absence of a Company Material Adverse Effect; (s) litigation matters; (t) tax related matters; (u) theScore’s insurance policies; (v) the absence of undisclosed non arm’s length transactions; (w) theScore’s employee benefit plans; (x) restrictions on business activities; (y) performance under material contracts; (z) theScore’s compliance with corrupt practices legislation; (aa) brokers and other expenses; (bb) “collateral benefits”; and (cc) delivery of the Financial Advisors’ Fairness Opinions and due authorization for the inclusion of the Fairness Opinions in the Circular.

The representations and warranties provided by Penn National and Exchangeco in favour of theScore relate to, among other things: (a) the due organization, existence, power and authority of Penn National and Exchangeco; (b) the corporate power and authority of Penn National and Exchangeco to enter into the Arrangement Agreement and perform its obligations thereunder; (c) Penn National’s Subsidiaries’ due organization, existence, good standing and power and authority to own, lease, and operate their properties and assets and to carry on its business; (d) the execution, delivery, and authorization of the Arrangement Agreement by Penn National and Exchangeco, and the performance by Penn National and Exchangeco of their obligations thereunder not resulting in a violation, conflict or default under Penn National’s or Exchangeco’s constating documents and not requiring any consent, approval, authorization or permit of or action by any Governmental Entity, other than filings under the BCBCA, filings under the Investment Canada Act, compliance with applicable Securities Laws, applicable blue sky laws, the Interim Order and the Final Order, the receipt of the Gaming Consents, the filing of any premerger notification and report forms under the HSR Act; (e) Penn National and its Subsidiaries’ compliance with Laws; (f) authorizations obtained by Penn National and its Subsidiaries in connection with carrying on its business; (g) the capitalization of Penn National and the reservation and valid issuance by Penn National of the Penn Shares to be issued in connection with the Arrangement; (h) Penn National’s beneficial ownership or control over Company Shares; (i) Penn National’s registrant status under U.S. Securities Laws and compliance with requirements of the NASDAQ; (j) U.S. Securities Law matters; (k) Penn National’s financial statements and financial reporting controls; (j) the absence of undisclosed liabilities; (l) none of Exchangeco’s information in the Circular containing any untrue statement of a material fact; (m) litigation matters; (n) the sufficiency of Penn National’s and Exchangeco’s funds satisfy the Cash Portion of Consideration payable in accordance with the Plan of Arrangement (including payment in lieu of fractional Penn Shares and Exchangeable Shares); (o) matters relating to Exchangeco and the valid issuance of the Exchangeable Shares to be issued in connection with the Arrangement; (p) Exchangeco’s status under the Competition Act; (q) Penn National and its Subsidiaries’ possession of all material permits required to own, lease, and operate their properties and assets and to carry on their businesses; (r) the absence of any Material Adverse Effect in respect of Penn National; (s) tax related matters; (t) the absence of anti-takeover statute that would prohibit or impair the Arrangement; (u) no vote being required by the holders of any class or series of Penn’s capital stock to approve or adopt the Arrangement Agreement or Plan of Arrangement; (v) the licensability of Penn National, its Subsidiaries and each of their respective officers, directors, partners, managers, members, principals or affiliates who are currently licensed or who hold a Gaming Approval under applicable Gaming Laws; and (w) the freely tradeable status of the Penn Shares and Exchangeable Shares to be issued in connection with the Arrangement.

The representations and warranties of theScore, Penn National and Exchangeco contained in the Arrangement Agreement will not survive the Effective Time. However, notwithstanding the termination of the Arrangement Agreement and the expiration of the representations and warranties, the parties to the Arrangement Agreement may be liable for any liabilities or Damages arising out of its actual or intentional fraud or Willful and Material breach of any provision of the Arrangement Agreement.

Conditions Precedent to the Arrangement

Mutual Conditions

The obligations of theScore, Penn National and Exchangeco to consummate the Arrangement are subject to the satisfaction of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, with the written consent of each of theScore and Exchangeco):

(a)	the Arrangement having been approved and adopted by Company Shareholders at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order each having been obtained in form and on terms satisfactory to each of theScore and Exchangeco, acting reasonably, and not having been set aside or modified in a manner unacceptable to either theScore or Penn National, each acting reasonably, on appeal or otherwise;

(c)	Investment Canada Act Approval having been obtained;

(d)	all Closing Condition Gaming Consents having been obtained and in full force and effect; provided that if the applicable Governmental Entity has advised Penn National, Exchangeco and/or the Company in writing (including by email) that a consent, waiver, approval, authorization, Permit or order is not required to be obtained prior to Closing to consummate the transactions contemplated by the Arrangement Agreement, a filing in respect of such Closing Condition Gaming Consent will not be made until after Closing and obtaining a consent, waiver, approval, authorization, Permit or order in respect of such Closing Condition Gaming Consent will not be a condition to Closing;

(e)	no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other Law being in effect which prohibits, restrains or renders illegal the consummation of the Arrangement;

(f)	the Penn Shares to be issued pursuant to the Arrangement or upon the exchange of Exchangeable Shares or the exercise or vesting, as applicable, of the Penn Options and the Penn RSUs having been approved for listing on the NASDAQ, subject to customary conditions; and

(g)	the waiting period (and any extension thereof) applicable to the transactions contemplated by the Arrangement Agreement under the HSR Act having either expired or terminated.

Additional Conditions in Favour of Penn National and Exchangeco

The obligations of Penn National and Exchangeco to consummate the Arrangement are subject to the satisfaction or valid waiver of the following further conditions (which may be waived, in whole or in part, with the written consent of Exchangeco):

(a)	the representations and warranties of theScore with respect to (i) the Company Securities, and theScore’s and its Subsidiaries’ capitalization, being true and correct in all respects as of the date of the Arrangement Agreement and at and as of the Closing as if made at and as of such time (except for failures to be true and correct which, individually or in the aggregate, are a de minimis inaccuracy); (ii) the representations and warranties of theScore with respect to (x) the organization and qualification and authority relative to the Arrangement Agreement, (y) the Company Securities and its, and its Subsidiaries’ capitalization (other than those representations outlined in (i) above), (z) the entitlement to any party other than the Financial Advisors to any finder’s fee, and (xx) the absence of any shareholder rights plan or anti-takeover Law, being true and correct in all material respects both as of the date of the Arrangement Agreement and as and as of the Closing as if made at and as of such time; (iii) the representations and warranties of theScore with respect to the absence of a Company Material Adverse Effect being true and correct both as of the date of the Arrangement Agreement and at and as of the Closing as if made at and as of such time; and (iv) all other representations and warranties of theScore set forth in the Arrangement Agreement, other than those outlined in (i), (ii), and (iii) above, being true and correct (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” in any such representation or warranty) both as of the date of the Arrangement Agreement and at and as of the Closing as if made at and as of such time, except in the case of this clause (iv) where the failure to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect (provided, in each case, that any representation and warranty made as of a specific date will be required to be so true and correct (subject to such qualifications) as of such date only), and theScore will have provided to Exchangeco a certificate of an officer of theScore certifying the foregoing;

(b)	theScore having complied in all material respects with its covenants and performed in all material respects its obligations in the Arrangement Agreement and theScore having provided to Exchangeco a certificate of an officer of theScore certifying compliance with such covenants and performance of such obligations;

(c)	since the date of the Arrangement Agreement, there will not have occurred and there will not be continuing any Change that is a Company Material Adverse Effect; and

(d)	Dissent Rights having not been exercised in respect of more than 7.5% of the outstanding Company Shares.

Additional Conditions in Favour of theScore

The obligation of theScore to consummate the Arrangement is subject to the satisfaction or valid waiver of the following further conditions (which may be waived, in whole or in part, with the written consent of theScore):

(a)	the representations and warranties of (i) Penn National and Exchangeco in respect of organization and qualification and authority relative to the Arrangement Agreement, and (ii) Penn National in respect of its capitalization, being true and correct in all material respects (without giving effect to any qualification as to “materiality” or “Penn Material Adverse Effect” in any such representation or warranty) both as of the date of the Arrangement Agreement and at and as of the Closing as if made at and as of such time; and (iii) all other representations and warranties of Penn National and Exchangeco set forth in the Arrangement Agreement, other than those outlined in (i) and (ii) above, being true and correct (without giving effect to any qualification as to “materiality” or “Penn Material Adverse Effect” in any such representation or warranty) both as of the date of the Arrangement Agreement and at and as of the Closing as if made at and as of such time, except in the case of clause (iii), where the failure to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Penn Material Adverse Effect (provided, in each case, that any representation and warranty made as of a specific date will be required to be so true and correct (subject to such qualifications) as of such date only), and Penn National and Exchangeco will have provided to theScore a certificate of an officer of both Penn National and Exchangeco certifying the foregoing;

(b)	each of Penn National and Exchangeco having complied in all material respects with its covenants and performed in all material respects with its obligations in the Arrangement Agreement and Penn National and Exchangeco having provided to theScore a certificate signed by an officer of both Penn National and Exchangeco certifying compliance with such covenants and performance of such obligations; and

(c)	since the date of the Arrangement Agreement, there will not have occurred and there will not be continuing any Change that is a Penn Material Adverse Effect.

Covenants

General

In the Arrangement Agreement, each of theScore, Penn National and Exchangeco has agreed to certain covenants, including customary covenants relating to the operation of their respective businesses in the ordinary course, and to use certain efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement and the Plan of Arrangement.

Penn Shares and Exchangeable Shares

The Arrangement Agreement provides that Penn National will and, where appropriate, will cause its Subsidiaries to, among other things, create the Exchangeable Shares prior to the Effective Time in a manner reasonably acceptable to theScore and apply for and use commercially reasonable efforts to obtain conditional approval of the listing on the NASDAQ of the Penn Shares issuable pursuant to (i) the Arrangement by the Effective Time and (ii) the exchange or exercise of the Exchangeable Shares.

Incentive Awards of theScore

The Arrangement Agreement provides that, at or prior to the Effective Time, theScore, the Company Board, or the compensation committee of the Company Board, as applicable, will adopt any resolutions and take all actions that are necessary to effectuate the provisions of the Arrangement Agreement and the Plan of Arrangement related to the Company Options and Company RSUs, including taking any required action to prohibit the exercise of Non-Employee Options or the settlement of Non-Employee RSUs between the Effective Time and completion of the Amalgamation. Exchangeco has acknowledged and agreed that Exchangeco, theScore or any other Person that makes a payment to a holder of Company Options in connection with the surrender or termination of the Company Options who is a resident of Canada or who is employed in Canada or who was previously employed in Canada (within the meaning of the Tax Act) will forego any deduction under the Tax Act with respect to such payment and will comply with the requirements described in subsection 110(1.1) of the Tax Act.

Employee Share Purchase Plan

The Arrangement Agreement provides that theScore will suspend the operation of the Employee Share Purchase Plan as soon as reasonably practicable after the date of the Arrangement Agreement and in any event no later than the date after the next Purchase Date (as such term is defined in the Employee Share Purchase Plan) following the date of the Arrangement Agreement.

Notwithstanding the covenant described above, the Company Board, with the approval of Penn National and Exchangeco, accelerated the vesting of an aggregate of 6,127 unvested Class A Shares that are the subject of the Employee Share Purchase Plan to September 10, 2021.

Filings, Approvals, Authorizations, Permits, and Orders

Subject to the terms and conditions of the Arrangement Agreement, theScore, Exchangeco, and Penn National have agreed to use their reasonable best efforts to take (or cause to be taken) all actions to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Arrangement Agreement. In furtherance and not in limitation of the foregoing, the parties have agreed that:

(a)	within ten (10) Business Days after the date of the Arrangement Agreement, Exchangeco will file a notice under Part III of the Investment Canada Act to the Director of Investments, Investment Review Division, Department of Innovation, Science and Economic Development;

(b)	within ten (10) Business Days after the date of the Arrangement Agreement, Exchangeco will file an application for review under the Investment Canada Act with the Cultural Sector Investment Review Division of Department of Canadian Heritage;

(c)	within five (5) Business Days after the date of the Arrangement Agreement, in connection with each of the Gaming Consents and Gaming Notifications, the parties will request that the applicable Governmental Entity confirm in writing (including by email) that no consent, waiver, approval, authorization, Permit or order is required to be obtained by any of the parties prior to Closing to consummate the transactions contemplated by the Arrangement Agreement and if such written confirmation is not received within fifteen (15) Business Days after the Arrangement Agreement, within twenty (20) Business Days after the date of the Arrangement Agreement make an appropriate filing in connection with each of the Gaming Consents and Gaming Notifications;

(d)	within ten (10) Business Days after the date of the Arrangement Agreement, Exchangeco will file a notification and report form under the HSR Act; and

(e)	as soon as practicable after the date of the Arrangement Agreement, all other filings and authorizations required under applicable Law in connection with the transactions contemplated by the Arrangement Agreement will be made.

With respect to obtaining the foregoing filings, approvals, authorizations, Permits, and orders, each of Penn National, Exchangeco and theScore will:

(a)	as promptly as reasonably practicable, supply any information and documentary material that may be reasonably required by the other party in order to make the foregoing filings and such additional information and documentary material that may be requested by a Governmental Entity under applicable Law in connection with the transactions contemplated by the Arrangement Agreement, and to use reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with the terms of the Arrangement Agreement to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations or approvals, as applicable, as required under applicable Law, and to resolve any objections asserted with respect to the transactions contemplated by the Arrangement Agreement under any Law or by any Governmental Entity or by any private party challenging any of the transactions contemplated by the Arrangement Agreement, as soon as practicable;

(b)	as promptly as practicable and, in any event, before the End Date, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly keep the other party informed of any communication received by such party from, or given by such party to, any Governmental Entity (including promptly providing the other party with a copy of any correspondence received from a Governmental Entity) and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the Arrangement agreement, (iii) provide the other party with reasonable advance opportunity to review and comment upon and consider in good faith the views of such other party in connection with any filing, submission, undertakings, communication to be given by it to any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, except where any such filings, submissions, notices, information, documentation, correspondence or requests are, in the reasonable view of the providing party, competitively sensitive, in which case such filings, submissions, notices, information, documentation, correspondence or requests will only be provided to external legal counsel or external experts with a redacted version to be supplied to such other party, and (iv) provide the other party with a reasonable advance notice of any telephonic, video or in-person meeting with any Governmental Entity in connection with any filing, submission or notice provided pursuant to the Arrangement Agreement, including in connection with obtaining the Investment Canada Act Approval, and provide such other party, together with their external legal counsel, an opportunity to attend and participate in such meeting unless such attendance is objected to by the Governmental Entity; and

(c)	if any objections are asserted with respect to the transactions contemplated by the Arrangement Agreement under any Law or if any Proceeding is instituted (or threatened to be instituted) by any Governmental Entity or any private party challenging any of the transactions contemplated by the Arrangement Agreement as prohibited by or violating any Law that would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated by the Arrangement Agreement, or if any Governmental Entity does not promptly issue any required authorization or approval, each of Penn National and Exchangeco, on the one hand, and theScore and its Subsidiaries, on the other hand, will: (i) use commercially reasonable efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by the Arrangement Agreement; (ii) contest, defend and appeal any Proceedings brought or threatened to be brought by any Person (including any Governmental Entity) in order to avoid entry of, or to have vacated, lifted or terminated, any order of any kind or nature that would prevent the consummation of the transactions contemplated by the Arrangement Agreement from occurring prior to the End Date; and (iii) use commercially reasonable efforts to resolve any objections and avoid or eliminate each and every impediment asserted by a Governmental Entity and use commercially reasonable efforts to obtain any required authorization or approval from a Governmental Entity so as to allow the consummation of the transactions contemplated by the Arrangement Agreement from occurring prior to the End Date.

Penn National and its affiliates will take any and all steps necessary to avoid or eliminate each and every impediment that may be asserted by any Governmental Entity, and also to obtain any required authorization or approval from any Governmental Entity, so as to enable the parties to close the Arrangement as promptly as practicable and in any event, prior to the End Date, which includes proposing, negotiating, or committing to and effecting: (i) the sale, divestiture or disposition of its or its Subsidiaries’ assets, properties or businesses or of the assets, properties or business of theScore or its Subsidiaries; (ii) the holding separate of particular assets or placing operating properties in trust upon the Closing pending obtaining control upon subsequent receipt of approval from any applicable Governmental Entity; and (iii) the entry into such other structural, behavioural or financial arrangements, agreements or amendments as are necessary or advisable in order to obtain any required approvals from Governmental Entities and to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, delay or prevent the consummation of the transactions contemplated by the Arrangement Agreement as soon as possible (and in any event before the End Date), except that in no event (i) will Penn National, Exchangeco or their respective affiliates be obligated to propose, negotiate, effect or agree to, the sale, divestiture, license or other disposition of any share capital or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses, or otherwise take any action that limits their freedom of action with respect to, or their ability to retain any share capital or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses (any such action, a “Regulatory Requirement”) that would result in a Burdensome Condition, (ii) will theScore or any of the its Subsidiaries subject itself or any other Person to any Regulatory Requirement without the prior written consent of Exchangeco (provided that Exchangeco will agree to Regulatory Requirements that would not result in a Burdensome Condition), (iii) will Penn National, Exchangeco, theScore or theScore’s Subsidiaries be obligated to subject itself to any Regulatory Requirement unless such Regulatory Requirement is conditioned upon, and only effective as of, the Closing or (iv) will anything in the Arrangement Agreement require Penn National, Exchangeco, theScore or its Subsidiaries, any of their respective affiliates or any other Person to become subject to any Burdensome Condition.

Notwithstanding the foregoing, Exchangeco will determine and direct all matters, efforts and strategy related to obtaining any necessary or appropriate filing, consent, waiver, approval, authorization, Permit or order from any Governmental Entities or other Persons, including the Investment Canada Act Approval, the Gaming Consents, the Gaming Notifications and those related to the HSR Act.

Non-Solicitation

Pursuant to the Arrangement Agreement, theScore has agreed that none of theScore, its subsidiaries or any of their respective directors, officers, employees, consultants, agents, advisors, affiliates and other representatives of theScore or any of its Subsidiaries (collectively, the “Representatives”) will, directly or indirectly:

(a)	initiate, solicit, propose, knowingly encourage, knowingly facilitate or knowingly assist (including by way of providing or making available information or providing access to its properties, books, records or personnel) the submission of any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, an Acquisition Proposal, or continue or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or furnish or disclose to any Person (other than Exchangeco, Penn National and their respective Representatives) any information in connection therewith;

(b)	approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, amalgamation agreement, arrangement agreement, plan of arrangement, letter of intent, term sheet, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to an Acquisition Proposal;

(c)	fail to enforce or grant any waiver or release under any confidentiality, standstill or similar agreement with respect to any class of securities of the Company or any of its Subsidiaries; or

(d)	authorize or commit to do any of the foregoing.

The Company has agreed that, as of the date of the Arrangement Agreement, the Company, its Subsidiaries and their respective Representatives will immediately cease and cause to be terminated any solicitation, encouragement, discussion, or negotiation with any Persons conducted prior to the date of the Arrangement Agreement by theScore, its Subsidiaries or any Representatives with respect to any potential Acquisition Proposals and to request the prompt return, destruction or erasure of all confidential information previously furnished to any Persons or their Representatives during any solicitation, encouragement, discussion or negotiation that occurred at any time during the period commencing six (6) months prior to the date of the Arrangement Agreement and ending on such date.

The Company has agreed to promptly (and in any event, within twenty-four (24) hours) notify Exchangeco in the event that theScore, its Subsidiaries or any of its or their respective Representatives receives (i) an Acquisition Proposal from a Person or group of related Persons; (ii) any request by a Person or group of related Persons for information relating to any potential Acquisition Proposal; or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal by a Person or a group of related Persons, and any such notice must include the identity of the Person or group of Persons making such proposal, request or inquiry and the material terms and conditions thereof (and include a copy of any written proposal, inquiry or request). The Company has agreed to keep Exchangeco informed on a prompt and current basis (and in any event within twenty-four (24) hours) as to the status and any material developments, modifications, discussions and negotiations concerning the matters summarized in this paragraph. The Company has agreed to notify Exchangeco promptly (and in any event within twenty-four (24) hours) upon providing or making available information or engaging in negotiations concerning an Acquisition Proposal from a Person or group of related Persons.

The Company and its Representatives will provide confidential information only in compliance with the requirements of the Arrangement Agreement and the Company and its Subsidiaries will not be party to any agreement that prohibits the Company from providing or making available to Exchangeco any information or access provided or made available to any other Person pursuant to an Acceptable Confidentiality Agreement (as defined in the Arrangement Agreement) or otherwise complying with its non-solicitation covenants under the Arrangement Agreement.

Notwithstanding theScore’s covenants regarding non-solicitation in the Arrangement Agreement or any standstill agreement or similarly restrictive agreement between theScore and any other Person, but subject to the terms of the Arrangement Agreement, if at any time following the date of the Arrangement Agreement and prior to obtaining the Requisite Vote, theScore receives a bona fide written Acquisition Proposal from a third party not solicited or obtained in violation of the provisions of the Arrangement Agreement, and the Company Board determines in good faith (after consultation with outside counsel and financial advisors) that (i) such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, and (ii) that the failure to furnish information or enter into discussions or negotiations with such Person would be inconsistent with its fiduciary duties under applicable Law, then, prior to obtaining the Requisite Vote, the Company may:

(a)	furnish information with respect to theScore and its Subsidiaries to the Person making such Acquisition Proposal; and

(b)	participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal;

provided that (x) theScore and its Representatives will not disclose any non-public information to such Person without entering into an Acceptable Confidentiality Agreement, and (y) theScore will promptly (and in any event within twenty-four (24) hours) provide or make available to Exchangeco any non-public information concerning theScore or its Subsidiaries, and access to any Company Employees, customers, partners and other third parties with whom theScore or its Subsidiaries has a relationship, provided to such other Person which was not previously provided to Exchangeco.

At any time prior to obtaining the Requisite Vote, if theScore receives an Acquisition Proposal which the Company Board concludes in good faith (after consultation with its outside counsel and financial advisors) constitutes a Superior Proposal, and the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, then the Company Board may make a Recommendation Withdrawal or terminate the Arrangement Agreement in order to enter into a definitive agreement with respect to such Superior Proposal. The Company is not permitted to terminate the Arrangement Agreement following its receipt of a Superior Proposal unless theScore has complied with the non-solicitation covenants of the Arrangement Agreement (other than with respect to any breach thereof that is de minimis) and concurrently with such termination theScore pays to Exchangeco the Termination Fee and substantially concurrently enters into a definitive agreement providing for such Superior Proposal. The Company Board may not effect a Recommendation Withdrawal or terminate the Arrangement Agreement unless:

(a)	theScore has complied with the non-solicitation covenants of the Arrangement Agreement (other than with respect to any breach thereof that is de minimis);

(b)	theScore has provided prior written notice to Exchangeco, in accordance with the Arrangement Agreement, at least four (4) Business Days in advance (the “Notice Period”) of its intention to effect a Recommendation Withdrawal or terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal;

(c)	during the Notice Period (or such shorter period as specified by the Arrangement Agreement), the Company Board and its Representatives have negotiated in good faith with Exchangeco (to the extent Exchangeco desires to negotiate) regarding any revisions to the terms of the Arrangement Agreement that may, at Exchangeco’s sole discretion, be proposed by Exchangeco in response to such Superior Proposal; and

(d)	at the end of the Notice Period (or such shorter period as is specified in the Arrangement Agreement), the Company Board (A) concludes in good faith (after consultation with its outside counsel and financial advisors) taking into account any adjustment or modification of the terms of the Arrangement Agreement proposed by Exchangeco that is capable of acceptance, that the Acquisition Proposal continues to be a Superior Proposal and (B) concludes in good faith (after consultation with outside counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

Pre-Acquisition Reorganization

The Company will, and will cause each of its Subsidiaries to, reasonably cooperate with Exchangeco in planning, preparing and effectuating any reorganization of theScore’s or any of its Subsidiaries’ corporate structure, capital structure, business or operations, or transfer of securities, assets or business, in each case, to be completed prior to the Closing, as Exchangeco may reasonably request or as may be necessary or appropriate to complete the transactions contemplated by the Arrangement Agreement, including amalgamations, liquidations, reorganizations or stock or asset transfers (each a “Reorganization Transaction”) and use its commercially reasonable efforts to implement any such Reorganization Transaction as Exchangeco may reasonably request, provided the Reorganization Transaction complies with certain requirements under the Arrangement Agreement, including the Reorganization Transaction being in compliance with Law and the organizational documents of theScore and its Subsidiaries, the Reorganization Transaction not unreasonably interfering with the ongoing operations of theScore and its Subsidiaries, the Reorganization Transaction not being, in the opinion of the Company, prejudicial to the holders of Company Securities, and such Reorganization Transaction not impeding, delaying or preventing the receipt of any Regulatory Approvals.

Exchangeco has agreed to, among other things, pay all direct and indirect costs, liabilities, fees, Damages, penalties and Taxes that may be incurred by the Company or its Subsidiaries as a consequence of the implementation of or to unwind any such Reorganization Transaction if the Arrangement is not completed. If the Arrangement is not completed for any reason, Exchangeco has agreed to indemnify and hold harmless theScore and its Subsidiaries and their respective Representatives from and against all liabilities, losses, Damages and Taxes suffered or incurred by any of them in connection with or as a result of any Reorganization Transaction or to reverse or unwind any Reorganization Transaction. The parties have agreed that no Reorganization Transaction or any action of theScore or its Subsidiaries requested by Exchangeco in connection with a Reorganization Transaction will be considered to constitute a breach of the representations, warranties, covenants or agreements of theScore under the Arrangement Agreement.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated prior to the Effective Time:

(a)	by mutual written agreement of theScore and Exchangeco;

(b)	by either theScore or Exchangeco, if:

(i)	the Effective Time has not occurred on or before 5:00 p.m. (New York City time) on February 4, 2022 (the “End Date”), provided, however, that the party seeking to exercise such right to terminate will not be entitled to do so if the failure of the Effective Time to occur by the End Date is the result of, or caused by, the failure of such party (with respect to Exchangeco, including Penn National) to perform or observe any of the covenants or agreements under the Arrangement Agreement of such party (with respect to Exchangeco, including Penn National); provided, however, that if as of immediately prior to such time, all the conditions to Closing, other than receipt of the Investment Canada Act Approval, the receipt of the Closing Condition Gaming Consents, and the receipt of the HSR Approval, have been satisfied or are capable of being satisfied, the End Date may be extended by either Exchangeco or theScore by written notice to the other party to May 4, 2022, which date will thereafter be deemed to be the End Date; and provided further, however, that if as of immediately prior to such time, all the conditions to Closing, other than those noted above, have been satisfied or are capable of being satisfied, the End Date may be extended by either Exchangeco or theScore by written notice to the other party to August 4, 2022, which date will thereafter be deemed to be the End Date.

(ii)	any Restraint which prohibits, restrains or renders illegal the consummation of the Arrangement is in effect and has become final and non-appealable; provided, however, that the right to terminate the Arrangement Agreement in such circumstance will not be available to any party if their (with respect to Exchangeco, including Penn National’s) breach of any provision of the Arrangement Agreement is the principal cause of or resulted in the application or imposition of such Restraint; or

(iii)	the Meeting, including any adjournment thereof, at which the Arrangement has been voted upon has concluded and the Company Shareholders have failed to approve the Arrangement in accordance with the Interim Order;

(c)	by Exchangeco, if: (1) there has been a Willful and Material Breach of any of the non-solicitation obligations under the Arrangement Agreement; (2) a breach of any representation, warranty, covenant or agreement on the part of theScore set forth in the Arrangement Agreement (other than its non-solicitation obligations under the Arrangement Agreement) has occurred which would cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) of the Arrangement Agreement not to be satisfied, and such breach is incapable of being cured by the End Date or has not been cured prior to the thirtieth (30th) day after the giving of written notice thereof by Exchangeco to theScore; provided, however, that neither Exchangeco or Penn National is then in material breach of the Arrangement Agreement so as to cause any of the conditions set forth in Section 7.3(a) or Section 7.3(b) of the Arrangement Agreement to be satisfied: and (3) (A) the Company Board or any committee thereof has effected a Recommendation Withdrawal, or publicly proposed to effect a Recommendation Withdrawal or (B) theScore fails to include a recommendation to vote in favour of the Arrangement Resolution in the Circular; or

(d)	by theScore:

(i)	if prior to the Effective Time: (1) a breach of any representation, warranty, covenant or agreement on the part of Exchangeco or Penn National set forth in the Arrangement Agreement has occurred which would cause any of the conditions set forth in Section 7.3(a) or Section 7.3(b) of the Arrangement Agreement not to be satisfied, and such breach is incapable of being cured by the End Date or has not been cured prior to the thirtieth (30th) day after giving of written notice thereof by theScore to Exchangeco; provided, however, that theScore is not then in material breach of the Arrangement Agreement so as to cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) of the Arrangement Agreement not to be satisfied; or

(ii)	prior to obtaining the Requisite Vote, in order to substantially concurrently enter into a definitive acquisition agreement providing for a Superior Proposal in accordance with, and subject to the terms and conditions of, Section 6.4(d) of the Arrangement Agreement, including the payment to Exchangeco of the Termination Fee.

Termination Fee

The Company is required to pay Penn National (or as directed by Penn National) the Termination Fee in accordance with the Arrangement Agreement in the event of any of the following terminations of the Arrangement Agreement:

(a)	by theScore, pursuant to Section 8.1(c)(ii) [Superior Proposal] of the Arrangement Agreement;

(b)	by Exchangeco pursuant to Section 8.1(d)(i) [Willful and Material Breach] of the Arrangement Agreement or Section 8.1(d)(iii) [Recommendation Withdrawal] of the Arrangement Agreement;

(c)	by either party if (1) the Arrangement Agreement is terminated pursuant to (i) Section 8.1(b)(i) [End Date] of the Arrangement Agreement or Section 8.1(b)(iii) [No Shareholder Approval] of the Arrangement Agreement (or is terminated by theScore pursuant to a different section of Section 8.1 [Termination] of the Arrangement Agreement at a time when the Arrangement Agreement was terminable by Exchangeco pursuant to Section 8.1(b)(i) [End Date] of the Arrangement Agreement or Section 8.1(b)(iii) [No Shareholder Approval] of the Arrangement Agreement), or (ii) is terminated by Exchangeco pursuant to Section 8.1(d)(ii) [Company Breach] of the Arrangement Agreement (or is terminated by the Company pursuant to a different section of Section 8.1 [Termination] of the Arrangement Agreement at a time when the Arrangement Agreement was terminable by Exchangeco pursuant to Section 8.1(d)(ii) [Company Breach] of the Arrangement Agreement), and (2) at any time after the date of the Arrangement Agreement and prior to such termination, an Acquisition Proposal is publicly announced or publicly made known and not publicly withdrawn (or in the case of clause (ii) is communicated or made known to the Company Board and not withdrawn) and, (3) if within twelve (12) months after such termination, theScore or any of its Subsidiaries consummates an Acquisition Proposal, or enters into a definitive agreement with respect to an Acquisition Proposal which is subsequently consummated (regardless of when such Acquisition Proposal is consummated), where, for the purposes of the foregoing clauses (2) and (3), references to “20%” in the definition of Acquisition Proposal will be deemed to be references to “50%”.

The Company is required to pay Penn National (or as directed by Penn National) US$10,000,000 in respect of expenses incurred by Penn National, Exchangeco and their respective affiliates and in accordance with the Arrangement Agreement if the Arrangement Agreement is terminated pursuant to Section 8.1(b)(iii) [No Shareholder Approval] of the Arrangement Agreement (or is terminated by theScore pursuant to a different section of Section 8.1 [Termination] of the Arrangement Agreement at a time when the Arrangement Agreement was terminable by Exchangeco pursuant to Section 8.1(b)(iii) [No Shareholder Approval] of the Arrangement Agreement).

Penn National Subscription

If a Subscription Event occurs, Penn National will be required to subscribe for a number of Class A Shares equal to the lesser of (i) such number of Class A Shares such that following such subscription Penn National and its Subsidiaries will beneficially own or exercise control or direction over 9.99% of the then-outstanding equity of the Company and (ii) the quotient of US$200,000,000 divided by the closing sales price of Class A Shares on NASDAQ on the Business Day immediately prior to the closing of such subscription, in either case for US$200,000,000 in aggregate consideration and provided that the per share purchase price will be no less than US$34.00 (equitably adjusted for any split, consolidation, stock dividend, reclassification, recapitalization or exchange of shares, or any similar event related to the issued and outstanding Class A Shares), payable in cash to the Company immediately upon receipt of all required stock exchange and regulatory approvals (which the parties will use their reasonable best efforts to obtain as promptly as possible), and will enter a customary subscription agreement and standstill agreement. In no event will Penn National be obligated to consummate such subscription for Class A Shares on more than one occasion.

For the purposes of the Arrangement Agreement, a “Subscription Event” means the valid termination of the Arrangement Agreement pursuant to (i) Section 8.1(b)(i) [End Date] if the conditions in Section 7.1(c), Section 7.1(d), Section 7.1(e) (to the extent relating to Gaming Laws, the Investment Canada Act or Antitrust Laws) of the Arrangement Agreement, or Section 7.1(g) of the Arrangement Agreement are not satisfied and the first proviso of Section 8.1(b)(i) [End Date] of the Arrangement Agreement would not prohibit theScore from terminating the Arrangement Agreement or (ii) Section 8.1(b)(ii) [Restraint] relating to the conditions in Section 7.1(c), Section 7.1(d), Section 7.1(e) of the Arrangement Agreement (to the extent relating to Gaming Laws, the Investment Canada Act or Antitrust Laws), or Section 7.1(g) of the Arrangement Agreement, if the first proviso of Section 8.1(b)(ii) of the Arrangement Agreement would not prohibit theScore from terminating the Arrangement Agreement thereunder.

Penn National Guarantee

Under the Arrangement Agreement, Penn National has unconditionally and irrevocably guaranteed the due and punctual performance by Exchangeco of each and every obligation of Exchangeco arising under the Arrangement Agreement and Plan of Arrangement, including, without limitation, the due and punctual payment and delivery of the Consideration pursuant to the Arrangement Agreement.

Governing Law

The Arrangement Agreement is to be interpreted, construed, performed, governed and enforced by and in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each of theScore, Penn National and Exchangeco has irrevocably submitted to the exclusive jurisdiction of the Ontario Superior Court of Justice (Commercial List) located in the City of Toronto in respect of all matters arising under and in relation to the Arrangement Agreement, the documents referred to therein and the transactions contemplated thereby and has waived any defences to the maintenance of an action in the Courts of the Province of Ontario.

Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, the Arrangement Agreement and the Plan of Arrangement may be amended by mutual written agreement of theScore, Penn National and Exchangeco, whether before or after approval of the Arrangement by the Company Shareholders. After the approval of the Arrangement by the Company Shareholders, no amendment may be made which under applicable Law requires the further approval of the Company Shareholders without such further approval.

Non-Competition and Non-Solicitation Agreements

Concurrently with the execution of the Arrangement Agreement, John Levy and Benjamin Levy each entered into a non-competition and non-solicitation agreement (together, the “Non-Competition Agreements”) with Exchangeco, Penn National and theScore. The Non-Competition Agreements are necessary in order that Exchangeco and Penn National receive the full benefit of the goodwill of theScore’s business, and each of John Levy and Benjamin Levy were willing to enter into his respective Non-Competition Agreement in order to ensure that the goodwill of theScore’s business is not impaired by any action of either John Levy or Benjamin Levy, as applicable. Under the terms of the Non-Competition Agreements, each of John Levy and Benjamin Levy have agreed not to take certain actions with respect to activities that compete with the business of theScore and its Subsidiaries, or that induces or solicits any Person engaged or employed by theScore and its Subsidiaries, to cease providing their services to the Score and its Subsidiaries, in Canada and the United States, for a period of thirty-six (36) months following the Effective Date. Neither John Levy nor Benjamin Levy will be in default under their respective Non-Competition Agreements by virtue of their employment or management services with Penn National or any of its affiliates.

DESCRIPTION OF EXCHANGEABLE SHARES AND RELATED AGREEMENTS

Description of Exchangeable Shares

The Exchangeable Shares will be issued by Exchangeco and will carry, as nearly as reasonably practicable, equivalent economic entitlements to those of the Penn Shares, for which they are exchangeable. There are possible disadvantages or risks of holding Exchangeable Shares. See “Risks Factors – Risks Related to the Exchangeable Shares”.

Company Shareholders who are Eligible Holders may wish to elect to receive Exchangeable Shares rather than Penn Shares in order to take advantage of a full or partial tax deferral available under the Tax Act. The Canadian tax consequences of receiving or holding Exchangeable Shares may differ significantly from the Canadian tax consequences of receiving or holding Penn Shares depending upon the particular circumstances of an Eligible Holder. Careful consideration should be given by Eligible Holders to the tax consequences in determining whether or not an election should be made to receive Exchangeable Shares. See “Certain Canadian Federal Income Tax Considerations”.

The following summary description of certain material provisions of the Exchangeable Share Provisions is not comprehensive and is qualified in its entirety by reference to the complete text thereof, which is attached as Appendix I to the Plan of Arrangement, which forms part of Appendix “A” of this Circular and by reference, in relevant part, to the Exchangeable Share Support Agreement, the form of which is attached as Appendix II to the Plan of Arrangement, which forms part of Appendix “A” of this Circular.

Ranking

The Exchangeable Shares will be entitled to a preference over the common shares of Exchangeco and any other shares ranking junior to the Exchangeable Shares with respect to (i) the payment of dividends or other distributions, and (ii) the distribution of assets in the event of the liquidation, dissolution or winding-up of Exchangeco, whether voluntary or involuntary, or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs.

Dividends and Other Distributions

A holder of an Exchangeable Share will be entitled to receive and the Exchangeco Board will, subject to applicable Law (in this section, as defined in the Exchangeable Share Provisions) and except as otherwise set forth in the Exchangeable Share Provisions, on each date (a “Penn National Dividend Declaration Date”) on which the Penn National Board declares any dividend or other distribution on the Penn Shares, declare a dividend or other distribution on each Exchangeable Share:

(a)	in case of a cash dividend or other distribution declared on the Penn Shares, in an amount in cash for each Exchangeable Share equal to the cash dividend or other distribution multiplied by the relevant Exchangeable Share Exchange Ratio declared on each Penn Share on the Penn National Dividend Declaration Date;

(b)	in the case of a stock or share dividend or other distribution declared on the Penn Shares to be paid in Penn Shares, by the issue or transfer by Exchangeco of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of Penn Shares to be paid on each Penn Share; provided, however, that in no event may the Company, elect to effect a dividend or other distribution that is a stock or share dividend or a distribution of stock or shares in the form of cash or property other than stock or shares; or

(c)	in the case of a dividend or other distribution declared on the Penn Shares in property other than cash or Penn Shares, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent (as determined by the Exchangeco Board in accordance with the Exchangeable Share Provisions) and adjusted for the relevant Exchangeable Share Exchange Ratio to the type and amount of property declared as a dividend or other distribution on each Penn Share, and such dividends or other distributions will be paid out of money, assets or property of Exchangeco properly applicable to the payment of dividends or other distributions, or out of authorized but unissued shares of Exchangeco, as applicable; provided that the Exchangeco Board may determine, to adjust the Exchangeable Share Exchange Ratio as provided in the Exchangeable Share Provisions in lieu of paying any such dividend or other distribution on the Exchangeable Shares and provided further that the Exchangeable Share Exchange Ratio will only be so adjusted to the extent the Exchangeco Board determines in good faith and in its sole discretion that Exchangeco would be liable for any unrecoverable tax as a result of paying any such dividend or distribution in cash. The holders of Exchangeable Shares will not be entitled to any dividends or other distributions other than or in excess of the foregoing.

The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or other distribution declared on the Exchangeable Shares will be the same dates as the record date and payment date, respectively, for the corresponding dividend or other distribution declared on the Penn Shares.

If on any payment date for any dividends or other distributions declared on the Exchangeable Shares, the dividends or other distributions are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends or other distributions that remain unpaid will be paid on a subsequent date or dates determined by the Exchangeco Board on which Exchangeco has sufficient monies, assets or property properly applicable to the payment of such dividends or other distributions.

The Exchangeco Board is required to determine, in good faith and in its sole discretion (with the assistance of such financial or other advisors as the Exchangeco Board may determine), “economic equivalence” for the purposes of the Exchangeable Share Provisions and each such determination will be conclusive and binding on Exchangeco and its shareholders. In making each such determination, a number of factors set out in the Exchangeable Share Provisions will, without excluding other factors determined by the Exchangeco Board to be relevant, be considered by the Exchangeco Board.

Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, Exchangeco will not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in the Exchangeable Share Provisions:

(a)	pay any dividends or other distributions on the common shares of Exchangeco or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or other distributions, other than stock or share dividends payable in common shares of Exchangeco or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b)	redeem or purchase or make any capital distribution in respect of common shares of Exchangeco or any other shares ranking equally with or junior to the Exchangeable Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of Exchangeco, whether voluntary or involuntary, or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs; or

(c)	issue any Exchangeable Shares or any other shares of Exchangeco ranking equally with, or superior to, the Exchangeable Shares, other than, in each case, by way of stock or share dividend to the holders of such Exchangeable Shares.

The restrictions listed in paragraphs (a), (b) and (c) above will not apply if, in connection with all dividends or other distributions declared and paid on the Penn Shares: (i) all dividends or other distributions on the outstanding Exchangeable Shares have been declared and paid in full on the Exchangeable Shares, or (ii) the Exchangeable Share Exchange Ratio has been adjusted in accordance with the Exchangeable Share Provisions, in each case, prior to or as at the date of any such event referred to in paragraphs (a), (b) or (c) above.

Exchangeable Share Exchange Ratio Adjustments

The Exchangeable Share Exchange Ratio may be cumulatively adjusted from time to time after the Effective Date by increasing the Exchangeable Share Exchange Ratio on each date after the Effective Date on which the Penn National Board pays any dividend or other distribution on the Penn Shares by an amount, rounded to the nearest five decimal places, equal to (a)(i) the amount of such dividend or other distribution (which, in the case of a non-cash dividend, shall equal the fair value as determined by the Exchangeco Board in good faith and in its sole discretion), expressed on a per Penn Share basis, multiplied (ii) by the Exchangeable Share Exchange Ratio in effect on the Business Day (for purposes of this section, as defined in the Exchangeable Share Provisions) immediately preceding the record date set for such dividend or other distribution, divided by (b) the Current Market Price on the record date set for such dividend or other distribution, and any such adjustment shall be determined by the Exchangeco Board in good faith and in its sole discretion and any such determination by the Exchangeco Board shall be conclusive and binding; provided, however, that the Exchangeable Share Exchange Ratio will only be so adjusted to the extent that the Exchangeco Board determines in good faith and in its sole discretion that Exchangeco would be liable for any unrecoverable tax as a result of paying any such dividend or distribution in cash and determines to adjust the Exchangeable Share Exchange Ratio in lieu of paying an Equivalent Dividend on the Exchangeable Shares as contemplated by the Exchangeable Share Provisions.

Distribution on Liquidation and Associated Call Right

Subject to applicable Laws and the due exercise by Penn National or Callco of the Liquidation Call Right, in the event of the liquidation, dissolution or winding-up of Exchangeco, whether voluntary or involuntary, or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from the assets of Exchangeco in respect of each Exchangeable Share held by such holder on the effective date of such liquidation, dissolution, winding-up or other distribution (the “Liquidation Date”), before any distribution of any part of the assets of Exchangeco among the holders of the common shares of Exchangeco or any other shares ranking junior to the Exchangeable Shares an amount per share (the “Liquidation Amount”) equal to the Exchangeable Share Price on the last Business Day prior to the Liquidation Date, which will be satisfied in full by Exchangeco delivering or causing to be delivered to such holder of Exchangeable Shares the Exchangeable Share Consideration representing the Liquidation Amount for each Exchangeable Share held by such holder; provided that, for the avoidance of doubt, upon such a liquidation dissolution or winding-up of Exchangeco, a holder of Exchangeable Shares will still have the rights set forth under “– Retraction of Exchangeable Shares and Associated Call Right”.

Pursuant to the Exchangeable Share Support Agreement, Penn National and Callco will each have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of Exchangeco or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Penn National or its Subsidiaries (in this section, as defined in the Exchangeable Share Provisions)) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Penn National or Callco, as the case may be, to each such holder of an amount per share equal to the Exchangeable Share Price (payable in the form of the Exchangeable Share Consideration) on the last Business Day prior to the Liquidation Date (the “Liquidation Call Purchase Price”). In the event of the exercise of the Liquidation Call Right by Penn National or Callco, as the case may be, each holder of Exchangeable Shares (other than Penn National and its Subsidiaries) will be obligated to sell all of the Exchangeable Shares held by the holder to Penn National or Callco, as the case may be, on the Liquidation Date upon payment by Penn National or Callco, as the case may be, to such holder of the Liquidation Call Purchase Price for each such share, and Exchangeco will have no obligation to pay any Liquidation Amount to the holders of such shares so purchased. The Liquidation Call Purchase Price will be satisfied in full by Penn National or Callco, as the case may be, depositing or causing to be deposited with the Exchangeco Transfer Agent, on or before the Liquidation Date, the Exchangeable Share Consideration representing the aggregate Liquidation Call Purchase Price less any amounts withheld on account of taxes.

Callco will only be entitled to exercise the Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Penn National has not exercised the Liquidation Call Right. To exercise the Liquidation Call Right, Penn National or Callco, as the case may be, must notify the Exchangeco Transfer Agent, as agent for the holders of Exchangeable Shares, and Exchangeco of its intention to exercise such right (i) in the case of a voluntary liquidation, dissolution or winding-up of Exchangeco or any other voluntary distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs, at least fifteen (15) Business Days before the Liquidation Date, or (ii) in the case of an involuntary liquidation, dissolution or winding-up of Exchangeco or any other involuntary distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs, at least five (5) Business Days before the Liquidation Date. The Exchangeco Transfer Agent will notify the holders of Exchangeable Shares as to whether or not Penn National and/or Callco has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by Penn National or Callco. If Penn National and/or Callco exercises the Liquidation Call Right, then on the Liquidation Date, Penn National and/or Callco, as the case may be, will purchase and the holders of the Exchangeable Shares (other than Penn National or its Subsidiaries) will sell, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Liquidation Call Purchase Price (payable in the form of the Exchangeable Share Consideration). If neither Penn National nor Callco notifies the Exchange Transfer Agent and Exchangeco of its intention to exercise the Liquidation Call Right in the manner and timing described above, each holder of Exchangeable Shares will, at the holder’s discretion, be entitled to demand (by way of notice given to the Company or Penn National) that Penn National exercise (or cause Callco to exercise) the Liquidation Call Right in respect of the shares covered by the notice.

Retraction of Exchangeable Shares and Associated Call Right

Subject to applicable Laws and the due exercise by Penn National or Callco of the Retraction Call Right, a holder of Exchangeable Shares will be entitled at any time to require Exchangeco to redeem or Penn National to purchase (at the holder’s discretion) any or all Exchangeable Shares registered in the name of such holder and for an amount per share equal to the Exchangeable Share Price on the last Business Day prior to the Retraction Date (the “Retraction Price”), which price will be satisfied in full by Exchangeco or Penn National delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Price. A holder of Exchangeable Shares must give notice of a request to redeem or purchase, as applicable, by presenting and surrendering to Exchangeco or Penn National, as applicable, or the Exchangeco Transfer Agent the certificate(s) representing the Exchangeable Shares that the holder desires to have Exchangeco or Penn National redeem or purchase, as applicable, together with (i) such other documents and instruments as may be required to effect a transfer of the Exchangeable Shares under the BCBCA and the articles of Exchangeco, as applicable, together with such additional documents, instruments and payments as the Exchangeco Transfer Agent and Exchangeco or Penn National, as applicable, may reasonably require and (ii) a duly executed request (the “Retraction Request”) in accordance with the Exchangeable Share Provisions: (A) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate(s) (the “Retracted Shares”) redeemed by Exchangeco or purchased by Penn National, as applicable; (B) stating the Business Day on which the holder desires to have Exchangeco redeem or Penn National purchase, as applicable, the Retracted Shares (the “Retraction Date”), provided that the Retraction Date will not be less than ten (10) Business Days nor more than fifteen (15) Business Days after the date on which the Retraction Request is received by Exchangeco or Penn National, as applicable, and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date will be deemed to be the fifteenth (15th) Business Day after the date on which the Retraction Request is received by Exchangeco or Penn National, as applicable, subject to the Exchangeable Share Provisions; and (C) acknowledging the overriding Retraction Call Right of Penn National and Callco to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request will be deemed to be a revocable offer by the holder to sell the Retracted Shares to Penn National or Callco in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price and on the other terms and conditions set out in the Exchangeable Share Provisions.

In accordance with the Exchangeable Share Provisions, in the event that a holder of Exchangeable Shares delivers a Retraction Request, Penn National and Callco will have the overriding right (the “Retraction Call Right”), notwithstanding the proposed redemption of the Exchangeable Shares, to purchase from such holder on the Retraction Date all but not less than all of the Retracted Shares held by such holder on payment by Penn National or Callco, as the case may be, of an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (the “Retraction Call Right Purchase Price”), which price will be satisfied in full by Penn National or Callco, as the case may be, delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price less any amounts withheld on account of taxes.

Upon receipt by Exchangeco or Penn National, as applicable, of a Retraction Request, Exchangeco or Penn National, as applicable, will immediately notify Callco or Penn National and will provide Callco or Penn National, with a copy of the Retraction Request. Callco will only be entitled to exercise the Retraction Call Right with respect to those holders of Retracted Shares, if any, in respect of which Penn National has not exercised the Retraction Call Right or in respect of which Penn National has received the relevant Retraction Request and in respect of which Penn National has not exercised its Retraction Call Right. To exercise its Retraction Call Right, Penn National or Callco, as the case may be, must notify Exchangeco or Penn National, as applicable, in writing of its determination to do so within five (5) Business Days after Exchangeco or Penn National, as applicable, notifies Callco and, solely in the event of receipt of a Retraction Request by Exchangeco, Penn National of the Retraction Request. If neither Penn National nor Callco so notifies Exchangeco or Penn National, as applicable, within such five (5) Business Day period, Exchangeco or Penn National, as applicable, will notify the holder as soon as possible thereafter that neither Callco nor, solely in the event of receipt of a Retraction Request by Exchangeco, Penn National will exercise the Retraction Call Right. If one or both of Penn National and Callco delivers a Retraction Call Notice within such five (5) Business Day period and duly exercises its Retraction Call Right, the obligation of Exchangeco to redeem, or Penn National to purchase, as applicable, the Retracted Shares will terminate and, provided that the Retraction Request is not revoked by the holder of such Retracted Shares in the manner described below), Penn National or Callco, as the case may be, will purchase from such holder and such holder will sell to Penn National or Callco, as the case may be, on the Retraction Date the Retracted Shares for an amount per share equal to the Retraction Call Right Purchase Price less any amounts withheld on account of taxes. Provided that the aggregate Retraction Call Right Purchase Price has been deposited with the Exchangeco Transfer Agent as described above, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right will be deemed to have occurred as at the close of business on the Retraction Date.

A holder of Exchangeable Shares who has made a Retraction Request may, by notice in writing given by the holder to Exchangeco or Penn National, as applicable, before the close of business on the second (2nd) Business Day immediately preceding the Retraction Date, withdraw such Retraction Request, in which event such Retraction Request will be null and void and the revocable offer constituted by the Retraction Request to sell such Exchangeable Shares to Penn National or Callco pursuant to the exercise of the Retraction Call Right will be deemed to have been revoked.

If neither Penn National nor Callco notifies the Exchangeco Transfer Agent and Exchangeco of its intention to exercise the Retraction Call Right in the manner and timing described above, each holder of Exchangeable Shares will, at the holder’s discretion, be entitled to demand (by way of notice given to the Company or Penn National) that Penn National exercise (or cause Callco to exercise) the Retraction Call Right in respect of the shares covered by the notice.

Redemption of Exchangeable Shares and Associated Call Right

Subject to applicable Laws and the due exercise by Penn National or Callco of the Redemption Call Right, Exchangeco will on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Penn National and its Subsidiaries) for an amount per share (the “Redemption Price”) equal to the Exchangeable Share Price on the last Business Day prior to the Redemption Date, which price will be satisfied in full by Exchangeco delivering or causing to be delivered to each holder of Exchangeable Shares the Exchangeable Share Consideration for each Exchangeable Share held by such holder; provided that in the event that the Redemption Date is the seventh (7th) anniversary of the Effective Date (such redemption, the “Seventh Anniversary Redemption”), then Penn National will be required to purchase all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Penn National and its Subsidiaries) for the Redemption Price equal to the Exchangeable Share Price on the last Business Day prior to the Redemption Date, which price will be satisfied in full by Penn National delivering or causing to be delivered to each holder of Exchangeable Shares the Exchangeable Share Consideration for each Exchangeable Share held by such holder, and each holder of Exchangeable Shares will be obligated to sell all of the Exchangeable Shares held by the holder to Penn National on the Seventh Anniversary Redemption Date upon payment by Penn National to such holder of the Exchangeable Share Price (payable in the form of Exchangeable Share Consideration), and Exchangeco shall have no obligation to redeem, or to pay the Redemption Price otherwise payable by Exchangeco in respect of the Exchangeable Shares so purchased.

The “Redemption Date” is the date, if any, established by the Exchangeco Board for the redemption by Exchangeco of all but not less than all of the outstanding Exchangeable Shares, which date will be (i) no later than the seventh (7th) anniversary of the Effective Date and (ii) no earlier than the fifth (5th) anniversary of the Effective Date, unless, in the case of (ii):

(a)	the aggregate number of Exchangeable Shares issued and outstanding (other than Exchangeable Shares held by Penn National and its Subsidiaries) is less than 5% of the number of Exchangeable Shares issued and outstanding on the Effective Date (as such number of shares may be adjusted as deemed appropriate by the Exchangeco Board in certain circumstances set forth in the Exchangeable Share Provisions), in which case the Exchangeco Board may accelerate such Redemption Date to such date prior to the fifth (5th) anniversary of the Effective Date as it may determine, upon at least thirty (30) days’ prior written notice to the holders of the Exchangeable Shares; or

(b)	a Penn National Extraordinary Transaction is proposed, in which case, provided that the Exchangeco Board determines in good faith, that it is not practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such Penn National Extraordinary Transaction or that the redemption of all but not less than all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by Penn National and its Subsidiaries) is necessary to enable the completion of such Penn National Extraordinary Transaction in accordance with its terms, the Exchangeco Board may accelerate such Redemption Date to such date as it may determine, upon such number of days’ prior written notice to the holders of the Exchangeable Shares as the Exchangeco Board may determine to be reasonably practicable in such circumstances.

Pursuant to the Exchangeable Share Support Agreement, Penn National and Callco will each have the overriding right (the “Redemption Call Right”), notwithstanding the proposed redemption of the Exchangeable Shares by Exchangeco, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Penn National or any of its Subsidiaries) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Penn National or Callco, as the case may be, of an amount per share equal to the Exchangeable Share Price on the last Business Day prior to the Redemption Date (the “Redemption Call Purchase Price”). In the event of the exercise of the Redemption Call Right by Penn National or Callco, as the case may be, each holder of Exchangeable Shares will be obligated to sell all of the Exchangeable Shares held by the holder to Penn National or Callco, as the case may be, on the Redemption Date on payment by Penn National or Callco, as the case may be, to the holder of the Redemption Call Purchase Price for each such share, and Exchangeco will have no obligation to redeem, or pay the Redemption Price otherwise payable by Exchangeco, in respect of the shares so purchased. The Redemption Call Purchase Price will be satisfied in full by Penn National or Callco, as the case may be, depositing or causing to be deposited with the Exchangeco Transfer Agent, on or before the Redemption Date, the Exchangeable Share Consideration representing the aggregate Redemption Call Purchase Price less any amounts withheld on account of taxes.

Callco will only be entitled to exercise the Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Penn National has not exercised the Redemption Call Right, other than in the case of a Seventh Anniversary Redemption with respect to which Callco shall always be entitled to exercise the Redemption Call Right. To exercise the Redemption Call Right, Penn National or Callco, as the case may be, must notify the Exchangeco Transfer Agent, as agent for the holders of Exchangeable Shares, and Exchangeco of its intention to exercise such right (i) in the case of a redemption occurring in connection with a Penn National Extraordinary Transaction, on or before the Redemption Date, and (ii) in any other case, at least fifteen (15) Business Days before the Redemption Date. The Exchangeco Transfer Agent will notify the holders of Exchangeable Shares as to whether or not Penn National and/or Callco has exercised the Redemption Call Right forthwith after the expiry of the period during which the same may be exercised by Penn National or Callco. If Penn National and/or Callco exercises the Redemption Call Right, Penn National and/or Callco, as the case may be, will purchase and the holders of the Exchangeable Shares (other than Penn National or its Subsidiaries) will sell, on the Redemption Date, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Redemption Call Purchase Price (payable in the form of the Exchangeable Share Consideration).

If neither Penn National nor Callco notifies the Transfer Agent and Exchangeco of its intention to exercise the Redemption Call Right in the manner and timing described above, each holder of Exchangeable Shares will, at the holder’s discretion, be entitled to demand (by way of notice given to the Company or Penn National) that Penn National exercise (or cause Callco to exercise) the Redemption Call Right in respect of the shares covered by the notice.

Change of Law Call Right

Pursuant to the Exchangeable Share Support Agreement, Penn National and Callco will each have the overriding right (the “Change of Law Call Right”), in the event of a Change of Law, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Penn National or its Subsidiaries) on the Change of Law Call Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Penn National or Callco, as the case may be, of an amount per share (the “Change of Law Call Purchase Price”) equal to the Exchangeable Share Price applicable on the last Business Day prior to the date on which Penn National or Exchangeco acquires the Exchangeable Shares pursuant to the exercise of the Change of Law Call Right (the “Change of Law Call Date”). In the event of the exercise of the Change of Law Call Right by Penn National or Callco, as the case may be, each such holder of Exchangeable Shares will be obligated to sell all of the Exchangeable Shares held by the holder to Penn National or Callco, as the case may be, on the Change of Law Call Date upon payment by Penn National or Callco, as the case may be, to such holder of the Change of Law Call Purchase Price (payable in the form of Exchangeable Share Consideration). The Change of Law Call Exchangeco Price will be satisfied in full by Penn National or Callco, as the case may be, depositing or causing to be deposited with the Exchangeco Transfer Agent, on or before the Change of Law Call Date, the Exchangeable Share Consideration representing the total Change of Law Call Purchase Price less any amounts withheld on account of taxes.

Callco will only be entitled to exercise the Change of Law Call Right with respect to those Exchangeable Shares, if any, in respect of which Penn National has not exercised the Change of Law Call Right. To exercise the Change of Law Call Right, Penn National or Callco must notify the Exchangeco Transfer Agent, as agent for the holders of Exchangeable Shares, and Exchangeco of its intention to exercise such right at least fifteen (15) days before the Change of Law Call Date. The Exchangeco Transfer Agent will notify the holders of Exchangeable Shares that Penn National and/or Callco has exercised the Change of Law Call Right forthwith after receiving notice of such exercise. If Penn National and/or Callco exercises the Change of Law Call Right, Penn National and/or Callco, as the case may be, will purchase, and the holders of the Exchangeable Shares will sell, on the Change of Law Call Date, all of the Exchangeable Shares then outstanding for a price per share equal to the Change of Law Call Purchase Price.

Voting Rights

Subject to receipt of the Exemptive Relief, except as required by applicable Laws and in respect of certain matters as further described in the Exchangeable Share Provisions, the holders of the Exchangeable Shares will not be entitled as such to receive notice of or to attend any meeting of the shareholders of Exchangeco or to vote at any such meeting. Without limiting the generality of the foregoing, the holders of the Exchangeable Shares will not be entitled to class votes except as required by applicable Law. The holders of the Exchangeable Shares will not be entitled as such to receive notice of or to attend any meeting of the shareholders of Penn National or to vote at any such meeting.

See “Regulatory Matters – Canadian Securities Law Matters – Canadian Reporting Obligations of Penn National and Exchangeco.”

Conversion Rights

Unless otherwise agreed to in writing by Penn National, Callco and Exchangeco, upon acquisition by Penn National or Callco, as the case may be, of Exchangeable Shares, such Exchangeable Shares, in accordance with the terms of the Exchangeable Share Support Agreement, will ultimately be transferred to Exchangeco and cancelled in exchange for the issuance of additional common shares of Exchangeco to Callco.

Amendment and Approval

Any approval required to be given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares in accordance with applicable Laws will be deemed to have been sufficiently given if it has been given in accordance with applicable Laws, subject to, in certain circumstances as provided for in the Exchangeable Share Provisions, a minimum requirement that such approval be evidenced by a resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares at that time are present in person or represented by proxy.

Tax Treatment

The Exchangeable Shares will be treated as shares of Penn National for all U.S. federal income tax purposes except as otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

Exchangeable Share Support Agreement

The following is a summary description of certain material provisions that will be contained in the Exchangeable Share Support Agreement, is not comprehensive and is qualified in its entirety by reference to the complete text of the Exchangeable Share Support Agreement the form of which is attached as Appendix II to the Plan of Arrangement, which forms part of Appendix “A” of this Circular. The Exchangeable Share Support Agreement will be filed on SEDAR at www.sedar.com following closing of the Arrangement.

Covenants regarding Exchangeable Shares

Pursuant to the Exchangeable Share Support Agreement, Penn National will agree that, so long as any Exchangeable Shares not owned by Penn National or its Subsidiaries (as defined in such agreement) are outstanding, Penn National will, among other things:

(a)	not take any action that will result in the declaration or payment of any dividend or make any other distribution on the Penn Shares unless (i) Exchangeco will (A) simultaneously, declare or pay, as the case may be, an equivalent dividend or other distribution economically equivalent thereto (as determined in accordance with the Exchangeable Share Provisions) on the Exchangeable Shares (an “Equivalent Dividend”); (B) in the case of a cash dividend or other distribution, receive sufficient money or other assets from Penn National (through any intermediary entities) to enable the due declaration and the due and punctual payment, in accordance with applicable Law and the Exchangeable Share Provisions, of any such Equivalent Dividend and (C) in the case of a dividend or other distribution that is a stock or share dividend or a distribution of stock or shares, have sufficient authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable Law and the Exchangeable Share Provisions, of such Equivalent Dividend; provided, however, for the avoidance of doubt, that in no event may Exchangeco elect or effect a dividend or other distribution that is a stock or share dividend or a distribution of stock or shares in the form of cash or property other than stock or shares; or (ii) if the Exchangeco Board so chooses, in its sole discretion, as an alternative to taking the actions described in clause (i) above, Exchangeco adjusts the Exchangeable Share Exchange Ratio in accordance with the Exchangeable Share Provisions provided, however, that the Exchangeable Share Exchange Ratio will only be so adjusted to the extent that the Exchangeco Board determines in good faith and in its sole discretion that Exchangeco would be liable for any unrecoverable tax as a result of taking any of the actions described in clause (i) above and determines to adjust the Exchangeable Share Exchange Ratio in lieu of taking any such action;

(b)	advise Exchangeco sufficiently in advance of the declaration by Penn National of any dividend or other distribution on the Penn Shares and take all such other actions as are reasonably necessary or desirable, in co-operation with Exchangeco, to ensure that the respective declaration date, record date and payment date for an Equivalent Dividend will be the same as those for any corresponding dividends or other distributions on the Penn Shares;

(c)	take all actions and do all things as are reasonably necessary or desirable to enable and permit Exchangeco, in accordance with applicable Law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price to the holders of the Exchangeable Shares in the event of a liquidation, dissolution or winding-up of Exchangeco, whether voluntary or involuntary, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Exchangeco, as the case may be;

(d)	take all actions and do all things as are reasonably necessary or desirable to enable and permit Penn National or Callco, as the case may be, in accordance with applicable Law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right, the Change of Law Call Right or the Redemption Call Right;

(e)	take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Penn National, in accordance with applicable Law, to perform its obligations in connection with a Retraction Request pursuant to the Exchangeable Share Provisions and a Seventh Anniversary Redemption pursuant to the Exchangeable Share Provisions; and

(f)	not exercise its vote as a shareholder of Exchangeco to initiate the voluntary liquidation, dissolution or winding up of Exchangeco or any other distribution of the assets of Exchangeco for the purpose of winding up its affairs, nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of Exchangeco or any other distribution of the assets of Exchangeco among its shareholders for purpose of winding up its affairs, without the prior written consent of the holders of the Exchangeable Shares as long as any Exchangeable Shares are outstanding.

Economic Equivalence

In order to protect the economic equivalence of the Exchangeable Shares, the Exchangeable Share Support Agreement will provide that, so long as any Exchangeable Shares not owned by Penn National or its Subsidiaries are outstanding:

(a)	Penn National will not without the prior approval of Exchangeco and the prior approval of the holders of the Exchangeable Shares given in accordance with the Exchangeable Share Provisions:

(i)	issue or distribute Penn Shares (or securities exchangeable for or convertible into or carrying rights to acquire Penn Shares) to the holders of all or substantially all of the then outstanding Penn Shares by way of stock or share dividend or other distribution, other than an issue of Penn Shares (or securities exchangeable for or convertible into or carrying rights to acquire Penn Shares) to holders of Penn Shares (A) who exercise an option to receive dividends in Penn Shares (or securities exchangeable for or convertible into or carrying rights to acquire Penn Shares) in lieu of receiving cash dividends, or (B) pursuant to any dividend reinvestment plan or scrip dividend or similar arrangement;

(ii)	issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Penn Shares entitling them to subscribe for or to purchase Penn Shares (or securities exchangeable for or convertible into or carrying rights to acquire Penn Shares); or

(iii)	issue or distribute to the holders of all or substantially all of the then outstanding Penn Shares (A) shares or securities of Penn National of any class other than Penn Shares (or securities convertible into or exchangeable for or carrying rights to acquire Penn Shares), (B) rights, options, warrants or other assets other than those referred to in paragraph (a)(ii) above, (C) evidence of indebtedness of Penn National or (D) assets of Penn National, unless, in each case, Exchangeco issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to holders of the Exchangeable Shares, including, without limitation, an adjustment to the Exchangeable Share Exchange Ratio in accordance with the terms of the Exchangeable Share Provisions;

(b)	Penn National will not, without the prior approval of Exchangeco and the prior approval of the holders of the Exchangeable Shares given in accordance with the Exchangeable Share Provisions:

(i)	subdivide, redivide or change the then outstanding Penn Shares into a greater number of Penn Shares;

(ii)	reduce, combine, consolidate or change the then outstanding Penn Shares into a lesser number of Penn Shares; or

(iii)	reclassify or otherwise change Penn Shares or effect an amalgamation, merger, reorganization or other transaction affecting Penn Shares;

unless, in each case, the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, the Exchangeable Shares.

The Exchangeco Board will determine, in good faith and in its sole discretion (with the assistance of such financial or other advisors as the Exchangeco Board may determine), “economic equivalence” for the purposes of any event referred to in paragraphs (a) or (b) above and each such determination will be conclusive and binding on Penn National. Pursuant to the Exchangeable Share Support Agreement, Exchangeco will agree that, to the extent required, upon due notice from Penn National, Exchangeco will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by Exchangeco in order to implement the required economic equivalence with respect to the Penn Shares and Exchangeable Shares.

Tender Offers

The Exchangeable Share Support Agreement will provide that, in the event that a tender offer, share exchange offer, issuer bid, takeover bid or similar transaction with respect to Penn Shares (a “Penn Offer”) is proposed by Penn National or is proposed to Penn National or its shareholders and is recommended by the Penn National Board, or is otherwise effected or to be effected with the consent or approval of the Penn National Board, and the Exchangeable Shares are not redeemed by Exchangeco or purchased by Penn National or Callco pursuant to the Redemption Call Right, Penn National and Exchangeco will use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares (other than Penn National and its Subsidiaries) to participate in such Penn Offer to the same extent and on an economically equivalent basis as the holders of Penn Shares, without discrimination. Without limiting the generality of the foregoing, Penn National and Exchangeco will use reasonable efforts in good faith to ensure that all holders of Exchangeable Shares may participate in such Penn Offer without being required to retract Exchangeable Shares as against Exchangeco (or, if so required, to ensure that any such retraction is effective only upon, and is conditional upon, the closing of such Penn Offer and only to the extent necessary to tender or deposit to the Penn Offer).

Exchangeco Insolvency Event – Exchange Right

The Exchangeable Share Support Agreement will provide that, upon the occurrence and during the continuance of a Exchangeco Insolvency Event, Exchangeco, as bare trustee and agent for and on behalf of the registered holders from time to time of the Exchangeable Shares, other than Penn National and its Subsidiaries (a “Beneficiary”), will have the right (the “Exchange Right”) to require Penn National or Callco to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by such Beneficiary. Exchangeco may exercise the Exchange Right only on the basis of instructions received from Beneficiaries. The purchase price payable by Penn National or Callco, as the case may be, for each Exchangeable Share to be purchased pursuant to the exercise of the Exchange Right will be the Exchangeable Share Price on the last Business Day prior to the closing of the purchase and sale of such Exchangeable Share, which price will be satisfied in full by Penn National or Callco, as the case may be, delivering or causing to be delivered the Exchangeable Share Consideration representing such Exchangeable Share Price.

As soon as practicable following the occurrence of a Exchangeco Insolvency Event or any event that with the giving of notice or the passage of time or both would be a Exchangeco Insolvency Event, Exchangeco will give written notice thereof to Penn National and will mail to each Beneficiary a notice of such Exchangeco Insolvency Event which will contain a brief statement on the rights of the Beneficiaries with respect to the Exchange Right.

Penn National Liquidation Event – Automatic Exchange Right

The Exchangeable Share Support Agreement will provide that, immediately prior to the effective date of a Penn National Liquidation Event, each of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Penn National and its Subsidiaries) will be automatically exchanged for the Exchangeable Share Consideration. To effect such automatic exchange, Penn National will purchase each Exchangeable Share outstanding immediately prior to the effective date of the Penn National Liquidation Event for a purchase price per share equal to the Exchangeable Share Price immediately prior to the effective date of the Penn National Liquidation Event, which price will be satisfied in full by Penn National delivering the Exchangeable Share Consideration representing such Exchangeable Share Price to the holder thereof.

Ownership of Exchangeco Shares

The Exchangeable Share Support Agreement will also provide that, without the prior approval of Exchangeco and the prior approval of the holders of the Exchangeable Shares given in accordance with the Exchangeable Share Provisions, as long as any outstanding Exchangeable Shares not owned by Penn National or any of its Subsidiaries are outstanding, Penn National will be and remain the direct or indirect beneficial owner of all issued and outstanding common shares of Exchangeco and Callco.

Amendments to the Exchangeable Share Support Agreement

The Exchangeable Share Support Agreement will provide that, with the exception of changes for the purpose of (i) adding to the covenants of any or all of the parties thereto, (ii) evidencing the succession of successors to Penn National and the covenants and obligations assumed by such successors; (iii) making such amendments or modifications not inconsistent with the Exchangeable Share Support Agreement as may be necessary or desirable with respect to matters or questions arising thereunder or (iv) curing or correcting any ambiguities or defect or inconsistent provision or clerical omission or mistake or manifest errors (provided, in the case of clauses (i), (iii) and (iv), that the board of directors of each of Penn National, Exchangeco and Callco are of the good faith opinion that such amendments are not prejudicial to the rights or interests of the holders of the Exchangeable Shares), the Exchangeable Share Support Agreement may not be amended except by agreement in writing executed by Penn National, Callco and Exchangeco and approved by the holders of the Exchangeable Shares given in accordance with the Exchangeable Share Provisions.

Voting of Exchangeable Shares

Under the Exchangeable Share Support Agreement, each of Penn National and Callco will agree not to, and to cause its Subsidiaries not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time with respect to any Exchangeable Shares owned by it or its Subsidiaries in respect of any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Exchangeable Share Support Agreement).

Reimbursement by Penn National

Penn National shall reimburse Exchangeco for, and indemnify and hold Exchangeco harmless against, any expense or liability incurred by Exchangeco with respect to the Exchangeable Shares.

COMPARISON OF SHAREHOLDER RIGHTS

Penn National is incorporated under the laws of the Commonwealth of Pennsylvania. The rights of a shareholder of a Pennsylvania corporation differ from the rights of a shareholder of a BCBCA corporation. See Appendix “I” to this Circular for a summary comparison of the rights of Company Shareholders and Penn National shareholders.

REGULATORY MATTERS

Canadian Securities Law Matters

Multilateral Instrument 61-101

The Company is a reporting issuer in each of the provinces of Canada and, accordingly, is subject to applicable securities laws of such provinces, including MI 61-101.

MI 61-101 is intended to regulate certain transactions to ensure fair treatment of securityholders in transactions which raise the potential for conflicts of interest, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, and, in certain instances, formal valuations. The protections afforded by MI 61-101 apply to “business combinations” (as defined in MI 61-101) which are transactions that can result in the interests of holders of equity securities being terminated without their consent.

The Arrangement is a “business combination” for the purposes of MI 61-101 because, as described below, certain “related parties” (as defined in MI 61-101) will, directly or indirectly, receive a “collateral benefit” (as defined in MI 61-101) as a consequence of the Arrangement.

Collateral Benefits

A “collateral benefit”, as defined in MI 61-101, includes any benefit that a “related party” of the issuer (which includes the directors and executive officers of the issuer) is entitled to receive, directly or indirectly, as a consequence of the transaction, including an increase in salary, a lump-sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of the issuer.

In accordance with the terms of the Plan of Arrangement, each outstanding and unexercised Company Option that is vested as of immediately prior to the Effective Time and each outstanding and unexercised Accelerated Unvested Company Option will be cancelled in consideration for a cash payment from the Company equal to the Vested Option Consideration, subject to applicable withholdings. In addition, each outstanding Company RSU that is vested and has not yet been settled as of immediately prior to the Effective Time and all Accelerated Unvested Company RSUs will be cancelled in consideration for a cash payment equal to the Per Share Value, subject to applicable withholding Taxes. See “The Arrangement – Interest of Certain Parties in the Arrangement”.

In addition, in connection with the Arrangement and pursuant to the Arrangement Agreement, the portion of each Non-Employee Option that is outstanding and unvested as of immediately prior to the Effective Time will, by virtue of the Arrangement and the Amalgamation, be assumed and converted into an Exchangeco Option and each Non-Employee RSU that is outstanding as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time) will, by virtue of the Arrangement and the Amalgamation, be assumed and converted into an Exchangeco RSU. See “The Arrangement – Interest of Certain Parties in the Arrangement”.

Certain executive officers of the Company will also receive certain retention incentive payments in connection with the Arrangement. See “The Arrangement – Interest of Certain Parties in the Arrangement – Retention Payments”.

As a result, each of the directors and executive officers of the Company in receipt of any one or more of the foregoing may be considered to be receiving a “collateral benefit” in connection with the Arrangement; provided however that, except with respect to Benjamin Levy as discussed below, such benefits fall within an exception to the definition of “collateral benefit” under MI 61-101, as: (i) each of the directors (other than John Levy and John Albright) and the executive officers (other than Benjamin Levy) of the Company beneficially own or exercise control or direction over less than 1% of the outstanding Company Shares; and (ii) in the case of John Levy and John Albright, the independent directors of the Company Board, acting in good faith, determined that the value of any benefit, net of any offsetting costs, to be received by each of John Levy and John Albright is less than 5% of the value of the consideration they will receive under the Arrangement in respect of the Company Shares beneficially owned by each of them.

Benjamin Levy is deemed to be receiving a “collateral benefit” as the foregoing exceptions do not apply, given that: (a) he beneficially owns or exercises control or direction over more than 1% of the outstanding Company Shares; and (b) the aggregate value of the collateral benefits that he will be entitled to receive in connection with the Arrangement is greater than 5% of the value of the consideration that he will receive under the Arrangement in respect of the Company Shares that he beneficially owns.

Minority Shareholder Approval

The Arrangement is a “business combination” as a “related party” is receiving a “collateral benefit” in connection with Arrangement, as each of the foregoing are described above.

As a result, the Arrangement Resolution will require “minority approval” in accordance with MI 61-101, which will require approval of holders of the Special Voting Shares and the Class A Shares, each voting as a separate class, by a majority of the votes cast, excluding the votes attached to securities beneficially owned, or over which control or direction is exercised, by “related parties” of the Company who can be considered to be receiving a “collateral benefit” in connection with the Arrangement, or are “related parties” or “joint actors” (as defined in MI 61-101) of such related parties.

This minority approval is in addition to the requirement that the Arrangement Resolution be approved by at least 66 2/3% of the votes cast by Company Shareholders, voting as a single class, present or represented by proxy at the Meeting and entitled to vote.

For purposes of the minority approval requirements of MI 61-101, all of the Class A Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by Benjamin Levy and his related parties or joint actors, being 619,467 Class A Shares, representing, as of the Record Date, approximately 1.1% of the issued and outstanding Class A Shares, on an undiluted basis, will be excluded in determining whether minority approval for the Arrangement is obtained.

Given the relatively few Class A Shares excluded in compliance with MI 61-101, it is extremely unlikely that the approval of 66 2/3% of the votes cast by Company Shareholders, voting as a single class, present or represented by proxy at the Meeting will not include the required minority approval.

Formal Valuation

The Company is not required to obtain a formal valuation under MI 61-101 as no “interested party” (as defined in MI 61-101) is, as a consequence of the Arrangement, directly or indirectly acquiring the Company or its business or combining with the Company, whether alone or with joint actors, and there is no “connected transaction” that would qualify as a “related party transaction” (as defined in MI 61-101) for which the Company would be required to obtain a formal valuation.

Disclosure of Prior Valuations

To the knowledge of the Company and its directors and executive officers, after reasonable inquiry, there have been no prior valuations in respect of the Company (as contemplated in MI 61-101) in the 24 months prior to the date of this Circular and, except as disclosed in this Circular under the heading “The Arrangement – Background to the Arrangement”, no bona fide prior offer (as contemplated in MI 61-101) that relates to the transactions contemplated by the Arrangement has been received by the Company during the 24 months before the execution of the Arrangement Agreement.

Canadian Reporting Obligations of theScore

The Company is a reporting issuer (or the equivalent) in all of the provinces and territories of Canada. It is expected that theScore will apply to cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate its reporting obligations in Canada following completion of the Arrangement.

Canadian Reporting Obligations of Penn National and Exchangeco

Neither Penn National nor Exchangeco is currently a reporting issuer in any jurisdiction in Canada. Upon completion of the Arrangement, Penn National and Exchangeco will each become a reporting issuer in all of the provinces and territories of Canada by virtue of the completion of the Arrangement with theScore.

In connection with the Exchangeable Share Consideration, following the date hereof, Exchangeco currently intends to apply for an order from the Canadian securities regulatory authorities exempting Exchangeco from the Canadian continuous disclosure and insider reporting obligations on a basis consistent with the conditions set out in subsections 13.3(2)(d), (e), (f), (g) and (h) and subsections 13.3(3)(a), (c) and (e) of NI 51-102 that would otherwise apply to Exchangeco (the “Exemptive Relief”) but for the Exchangeable Share Provisions not providing for voting rights. If the Exemptive Relief is not granted by the Canadian securities regulatory authorities, the Exchangeable Share Provisions will provide that holders of Exchangeable Shares are entitled to certain voting rights in order to permit Exchangeco to avail itself of the exemption in subsection 13.3 of NI 51-102. The Company will disseminate a press release announcing whether the Exemptive Relief has been granted once a decision has been made by the Canadian securities regulatory authorities.

Pursuant to section 13.3 NI 51-102 and, if applicable, receipt of the Exemptive Relief, Exchangeco expects to be exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of Exchangeco to file reports with respect to trades of Exchangeco securities, so long as the conditions prescribed by Section 13.3 of NI 51-102 and the terms of the Exemptive Relief, if applicable, are satisfied, including that Exchangeco concurrently sends to holders of Exchangeable Shares all financial and other continuous and timely disclosure documents that Penn National sends to holders of Penn Shares in the manner and at the time required by NI 71-102.

Pursuant to section NI 71-102, Penn National will be generally exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of Penn National to file reports with respect to trades of Penn National securities, provided Penn National complies with the requirements of U.S. Securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters and Penn National files with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the U.S. Exchange Act.

Qualification – Resale of Penn Shares and Exchangeable Shares

The issue of Penn Shares and Exchangeable Shares pursuant to the Arrangement will constitute distributions of securities which are exempt from the prospectus requirements of the Canadian Securities Laws. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares that constitute “control distributions”, Penn Shares and Exchangeable Shares issued pursuant to the Arrangement may be resold in each province and territory in Canada, subject in certain circumstances, to the usual conditions that no unusual effort, or no effort, has been made to prepare the market or create demand.

U.S. Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal and state securities laws applicable to Company Shareholders. All holders of such securities are urged to obtain legal advice to ensure that their resale of such securities complies with applicable U.S. Securities Laws. Also see “Notice to Company Shareholders in the United States”.

Company Shareholders who resell Penn Shares or Exchangeable Shares must also comply with Canadian Securities Laws, as outlined above.

Status Under U.S. Federal Securities Laws

The Company Shares are registered under Section 12(b) of the U.S. Exchange Act and trade on the NASDAQ. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act and the Company is subject to certain reporting obligations applicable to foreign private issuers under the U.S. Exchange Act. Following the Closing, the Company Shares will be deregistered under the U.S. Exchange Act and the Company will no longer be required to file reports with the SEC.

The Penn Shares are registered under Section 12(b) of the U.S. Exchange Act and trade on the NASDAQ, and Penn National is subject to periodic reporting obligations under the U.S. Exchange Act. Penn National is not a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act, and as a result Penn National and its insiders are subject to the proxy requirements, insider reporting requirements and “short swing” profit rules of the U.S. Exchange Act.

Exemption Relied Upon from the Registration Requirements of the U.S. Securities Act

The Penn Shares, the Exchangeable Shares, the Penn Options, the Penn RSUs, the Exchangeco Options and the Exchangeco RSUs to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption afforded by section 3(a)(10) of the U.S. Securities Act and in compliance with the securities laws of each state of the United States in which the holders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration the offer and sale of a security which is issued in specified exchange transactions where, among other things, the fairness of the terms and conditions of such exchange are approved after a hearing on the fairness of such terms and conditions, at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or Governmental Entity expressly authorized by Law to grant such approval and to hold such a hearing. Accordingly, the Final Order, if granted by the Court, constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Penn Shares, the Exchangeable Shares, the Penn Options, the Penn RSUs, the Exchangeco Options and the Exchangeco RSUs issued in connection with the Arrangement.

Resale of Penn Shares and Exchangeable Shares Within the United States

The Penn Shares and Exchangeable Shares to be issued under the Arrangement will not be subject to resale restrictions under the U.S. Securities Act, except that the U.S. Securities Act imposes restrictions on the resale of Penn Shares and Exchangeable Shares received pursuant to the Arrangement by persons who are at the time of a resale, or who were within 90 days prior to the completion of the Arrangement, “affiliates” (as defined in Rule 144(a)(1) of the U.S. Securities Act) of Penn National or Exchangeco. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Persons who are officers, directors or 10% or greater shareholders of an issuer are generally considered to be its “affiliates” for purposes of Rule 144 under the U.S. Securities Act.

Any Company Shareholder who is an affiliate (or, if applicable, former affiliate) of Penn National or Exchangeco is urged to consult with its own legal advisor to ensure that any proposed resale of Penn Shares or Exchangeable Shares issued to them pursuant to the Arrangement complies with applicable U.S. Securities Act requirements.

Registration of Penn Shares Issued Upon Exchange of the Exchangeable Shares

The Penn Shares to be issued upon exchange of the Exchangeable Shares are not covered by the section 3(a)(10) exemption from registration referenced above and are subject to the registration requirements of the U.S. Securities Act. Pursuant to the Exchangeable Share Support Agreement, Penn National has agreed to file the Registration Statement in order to register under the U.S. Securities Act the Penn Shares issued upon exchange of the Exchangeable Shares from time to time after the Effective Time, to cause the Registration Statement to become effective substantially concurrently and in any event within one (1) Business Day of the date that any Exchangeable Shares are first issued, and cause the Registration Statement (or a successor or replacement Registration Statement) to remain effective at all times that any Exchangeable Shares remain outstanding.

State “Blue Sky” Securities Laws

The Penn Shares and the Exchangeable Shares to be issued pursuant to the Arrangement will either be registered or qualified under all applicable U.S. state securities laws, or exempt from or not subject to any such registration and qualification requirements.

Investment Canada Act Approval

Under the Investment Canada Act, certain transactions involving the “acquisition of control” of a Canadian business by a non Canadian (all as defined in the Investment Canada Act) are subject to review and cannot be implemented unless the responsible Minister or Ministers under the Investment Canada Act are satisfied or deemed to be satisfied that the transaction is likely to be of “net benefit” to Canada. Such a transaction is referred to herein as a “reviewable transaction.” Under the Investment Canada Act there is an initial review period of up to 45 days after filing an application for review (during which the reviewable transaction cannot be completed) which may be unilaterally extended by the responsible Minister or Ministers for an additional 30 days or such longer period agreed to between the responsible Minister or Ministers and the investor.

The transactions contemplated by the Arrangement Agreement constitute a reviewable transaction under the Investment Canada Act due to certain activities of theScore constituting a cultural business under the Investment Canada Act. An application for review was filed with the Cultural Sector Investment Review Division of Department of Canadian Heritage on August 11, 2021. As of the date of this Circular, the review of the Arrangement under the Investment Canada Act is ongoing. It is a condition to closing of the Arrangement that Investment Canada Act Approval be obtained. See “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

HSR Approval

Under the HSR Act and related rules, certain transactions, including the Arrangement, may not be completed until notifications have been submitted to the Antitrust Division of the United States Department of Justice (“DOJ”) and the United States Federal Trade Commission (“FTC”) and the applicable statutory waiting period has expired or been terminated. Penn National and John Levy, as the “ultimate parent entity” of the Company, filed their respective HSR notifications on August 18, 2021. See “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

If the FTC or DOJ issues a request for additional information and documents (which is referred to as the “Second Request”) prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period.

At any time before or after consummation of the merger, notwithstanding the termination of the waiting period under the HSR Act, the Antitrust Division of the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, or part of it, seeking divestiture of substantial assets of the Company or Penn National, requiring the Company or Penn National to license, or hold separate, assets or terminating existing relationships and contractual rights. In addition, state attorneys general and other regulators could take action under the antitrust or other laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the applicable laws under some circumstances. There can be no assurance that a challenge to the merger will not be made or, if such a challenge were made, that it would not be successful.

Gaming Consents

On or before August 16, 2021, the gaming regulatory authorities in the states of New Jersey, Colorado, Indiana and Iowa, which approvals from such regulatory authorities if required would collectively constitute the Closing Condition Gaming Consents, each confirmed for theScore and Penn National in writing that Gaming Consents would not be required to be obtained for the purposes of the Arrangement prior to Closing. Therefore, pursuant to the Arrangement Agreement, obtaining a consent, waiver, approval, authorization, Permit or order in respect of such Gaming Consents will not be a condition to Closing. Following the Closing, theScore and Penn National will be required to (i) update applications for Gaming Approvals in certain states, and (ii) provide to certain gaming regulatory authorities certain information related to the Combined Company that requires updating in connection with the Arrangement, including information in respect of the corporate structure of the Combined Company following the Effective Time. See “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

Stock Exchange Listings and Approvals

Penn National will apply to list the Penn Shares issuable under the Arrangement on the NASDAQ and it is a condition of closing that Penn National will have obtained approval for this listing (subject to customary conditions). Penn National and Exchangeco do not intend to list the Exchangeable Shares issuable under the Arrangement on any stock exchange. See “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

Class A Shares currently trade on the TSX and the NASDAQ. If the Arrangement is completed, Penn National and Exchangeco intend to have the Class A Shares delisted from the TSX and the NASDAQ.

Eligibility For Investment

In the opinion of McCarthy Tétrault LLP, counsel to theScore, based on the provisions of the Tax Act and the regulations thereunder as of the date hereof, the Penn Shares will be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), deferred profit sharing plans (“DPSPs”), registered education savings plans (“RESPs”), registered disability savings plans (“RDSPs”) and tax-free savings accounts (“TFSAs”) (collectively, RRSPs, RRIFs, DPSPs, RESPs, RDSPs and TFSAs are referred to as “Registered Plans”), provided that the Penn Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes NASDAQ).

The annuitant, holder or subscriber, as applicable, of a TFSA, RDSP, RRSP, RRIF or RESP will be subject to a penalty tax in respect of the Penn Shares held by a trust governed by such TFSA, RDSP, RRSP, RRIF or RESP, as the case may be, if such Penn Shares are a “prohibited investment” for such Registered Plan for the purposes of the Tax Act. The Penn Shares will not be a prohibited investment for a TFSA, RDSP, RRSP, RRIF or RESP, provided that the annuitant, holder or subscriber of such a TFSA, RDSP, RRSP, RRIF or RESP, as the case may be: (i) deals at arm’s length with Penn National for purposes of the Tax Act and (ii) does not have a “significant interest” within the meaning of the Tax Act in Penn National. In addition, the Penn Shares will not be a prohibited investment if the Penn Shares are “excluded property” as defined in the Tax Act for trusts governed by a TFSA, RDSP, RRSP, RRIF or RESP. Holders who intend to hold Penn Shares in a TFSA, RDSP, RRSP, RRIF or RESP should consult their own tax advisors.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Circular, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a beneficial owner of Class A Shares (the “Company Shares”) who, for the purposes of the Tax Act and at all relevant times, (1) holds Company Shares, and will hold Exchangeable Shares and/or Penn Shares, as applicable, as capital property; and (2) deals at arm’s length with, and is not affiliated with, the Company, Penn National, Callco or Exchangeco (a “Holder”). Generally, Company Shares, Exchangeable Shares and/or Penn Shares (collectively, the “Shares”), as applicable, will be capital property to a Holder, provided that the Holder does not acquire or hold the Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary does not apply to a Holder who acquired Company Shares under a Company Option or a Company RSU. Those Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by it prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in Law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations applicable to the purchasing, holding and disposing of the Company Shares, Exchangeable Shares or Penn Shares. Accordingly, Holders should consult their own tax advisors having regard to their own particular circumstances.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act. In particular, the amount of dividends to be included in the income of, and the amount of capital gains or capital losses realized by, a Holder of Penn Shares, and the amount of any capital gain realized on the disposition of Company Shares pursuant to the Plan of Arrangement, may be affected by fluctuation in the Canadian/U.S. dollar exchange rate.

Holders Resident in Canada

This portion of the summary generally applies to a Holder who, at all relevant times, for purposes of the Tax Act, (1) is, or is deemed to be, resident in Canada; and (2) has not entered into, with respect to their Company Shares, Exchangeable Shares or Penn Shares, as applicable, a “derivative forward agreement” as that term is defined in the Tax Act (a “Resident Holder”).

Certain Resident Holders whose Company Shares or Exchangeable Shares might not otherwise qualify as capital property may be entitled to make, or may have already made, an irrevocable election under subsection 39(4) of the Tax Act. This election may deem any Company Shares or Exchangeable Shares (and any other “Canadian security”, as defined in the Tax Act) owned by such Resident Holder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Company Shares or Exchangeable Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election. Exchangeable Shares received by an Eligible Holder under a section 85 election in respect of Company Shares, as described below, will not be a “Canadian security” for this purpose. Resident Holders should consult with their own tax advisors for advice with respect to whether an election under subsection 39(4) is available in their particular circumstances.

This portion of the summary does not apply to a Shareholder (i) an interest in which is a “tax shelter investment” as defined in the Tax Act; (ii) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (iii) that is a “specified financial institution” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act; (v) that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the Arrangement, controlled by a non-resident person (or a group of persons that do not deal at arm’s length) for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act; or (vi) in respect of whom Penn National is or will be a foreign affiliate within the meaning of the Tax Act. Those Shareholders should consult their own tax advisors.

A Resident Holder may elect to receive Exchangeable Shares or Penn Shares as part of the Consideration in connection with the Arrangement, provided that only an Eligible Holder may elect to receive Exchangeable Shares as part of the Consideration in connection with the Arrangement.

Receipt of Ancillary Rights

A Resident Holder who receives Exchangeable Shares as part of the Consideration for Company Shares will receive ancillary rights in respect of the Exchangeable Shares, described under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares”. A Resident Holder will be required to account for the ancillary rights in determining the proceeds of disposition of the Company Shares and the cost to the Resident Holder of the Exchangeable Shares. The Company considers that the ancillary rights have a nominal fair market value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view.

Call Rights

A Resident Holder who receives Exchangeable Shares as part of the Consideration for Company Shares will grant to Penn National and/or Callco certain Call Rights, described under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares”. The Company considers that the Call Rights have a nominal fair market value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view.

Based on the view of the Company, the granting of the Call Rights will not result in any material adverse income tax consequences to a Resident Holder. If the Call Rights have a fair market value in excess of a nominal amount, however, Resident Holders who acquire Exchangeable Shares will realize a capital gain in an amount equal to the fair market value of the Call Rights. The general tax treatment of capital gains and capital losses is discussed below under the section titled “Taxation of Capital Gain or Capital Loss”.

Exchange of Company Shares

Exchange of Company Shares for Penn Shares and Cash

A Resident Holder who disposes of Company Shares for Penn Shares and cash will realize proceeds of disposition equal to the sum of (i) the aggregate fair market value, at the time of the disposition, of the Penn Shares acquired on the exchange, and (ii) the aggregate amount of cash received on the exchange (including the aggregate amount of any cash received in lieu of fractional Penn Shares). The Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Resident Holder of the Company Shares. The general tax treatment of capital gains and capital losses is discussed below under the section titled “Taxation of Capital Gain or Capital Loss”.

The cost to a Resident Holder of Penn Shares acquired on the exchange will be equal to the fair market value of the Penn Shares at that time. The cost of Penn Shares so acquired will be averaged with the adjusted cost base of any other Penn Shares held by such Resident Holder as capital property for purposes of determining such Resident Holder’s adjusted cost base of all Penn Shares held by such Resident Holder.

Exchange of Company Shares for Exchangeable Shares and Cash – No Section 85 Election

A Resident Holder who (a) disposes of Company Shares pursuant to the Arrangement and who receives Exchangeable Shares (including any ancillary rights) and cash, and (b) does not make a joint election under subsection 85(1) or subsection 85(2) of the Tax Act in respect of the disposition, will be considered to have disposed of the Company Shares for proceeds of disposition equal to the sum of (a) the aggregate fair market value, at the time of the disposition, of the Exchangeable Shares acquired on the exchange, (b) the aggregate amount of cash received on the exchange (including the aggregate amount of any cash received in lieu of fractional Exchangeable Shares), and (c) the fair market value of any ancillary rights acquired on the exchange. The Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such Company Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Resident Holder of such Company Shares. The general tax treatment of capital gains and capital losses is discussed below under the section titled “Taxation of Capital Gain or Capital Loss”.

The cost to a Resident Holder of Exchangeable Shares acquired on the exchange will be equal to the fair market value of the Exchangeable Shares at that time. The cost to the Resident Holder of ancillary rights acquired on the exchange will be equal to the fair market value, at the time of acquisition, of the ancillary rights.

Exchange of Company Shares for Exchangeable Shares and Cash – Section 85 Election

A Resident Holder who (a) disposes of Company Shares pursuant to the Arrangement and who receives Exchangeable Shares (including any ancillary rights) and cash, and (b) validly makes a joint election under subsection 85(1) or subsection 85(2) of the Tax Act in respect of the disposition, may defer all or a portion of any capital gain otherwise arising on the exchange, depending on the Elected Amount (as defined below) and the adjusted cost base to the Resident Holder of the Company Shares at the time of the exchange.

Section 85 Election

Subject to the limitations and conditions described below, Exchangeco will make a joint election under subsection 85(1) or subsection 85(2), as applicable, of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) with an Eligible Holder who validly receives Exchangeable Shares (including any ancillary rights) as part of the Consideration, at the agreed amount selected by such Eligible Holder subject to the limitations under the Tax Act (the “Elected Amount”). Subject to the limitations under the Tax Act described generally below, the Elected Amount will be treated for the purposes of the Tax Act as the Eligible Holder’s proceeds of disposition of its Company Shares.

In order to make an election under subsection 85(1) or subsection 85(2), as applicable, of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation), an Eligible Holder must provide two signed copies of the necessary prescribed election form(s) (or equivalent information through an alternative document platform, at Penn National’s discretion) to the Depository within sixty (60) days following the Effective Date, duly completed with the details of the number of Company Shares transferred and the applicable Elected Amounts for the purposes of such elections. It is the responsibility of each Eligible Holder who wishes to make such an election to obtain and complete the necessary forms in the manner described in the tax election package, including any necessary provincial election forms, and submit the forms for execution by Exchangeco. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax law), the forms will be signed by Exchangeco and returned to such former beneficial owner of Company Shares within sixty (60) days after the receipt thereof by the Depository for filing with the CRA (or the applicable provincial taxing authority) by such former beneficial owner. Exchangeco will not be responsible for the proper completion of any election form and, except for Exchangeco’s obligation to sign and return (within sixty (60) days after the receipt thereof) duly completed election forms which are received within sixty (60) days of the Effective Date, Exchangeco will not be responsible for any taxes, interest or penalties resulting from the failure by a former beneficial owner of Company Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).

The relevant tax election form is CRA Form T2057 (or, in the event that the Company Shares are held as partnership property, CRA Form T2058). An Eligible Holder interested in making an election should so indicate in the Letter of Transmittal and Election Form in the space provided therein. Eligible Holders should consult their own tax advisors to determine whether separate election forms must be filed with any other provincial taxing authority.

Where the Company Shares are held as partnership property, a partner designated by the partnership must file one copy of the CRA Form T2058 on behalf of all members of the partnership (and where applicable, the corresponding form in duplicate with the relevant provincial authorities). The CRA Form T2058 must be accompanied by a list containing the name, address, social insurance number or tax account number of each partner as well as the document signed by each partner authorizing the designated partner to complete and file the form.

In general, the Elected Amount is subject to the following limitations in respect of the Company Shares that are the subject of the election:

•	the Elected Amount may not be less than the aggregate amount of cash received on the exchange (including the aggregate amount of any cash received in lieu of fractional Exchangeable Shares) and the aggregate fair market value of any ancillary rights received on the exchange;

•	the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of its Company Shares disposed of, determined immediately before the time of the disposition, and the fair market value of the Company Shares disposed of at that time; and

•	the Elected Amount may not be greater than the fair market value at the time of the disposition of the Company Shares so disposed of.

Elected Amounts which do not comply with these limitations will be automatically adjusted pursuant to the provisions of the Tax Act so that they comply. Any reference to an Elected Amount herein refers to the Elected Amount that complies (or is adjusted to comply) with these limitations.

Where a Resident Holder who is an Eligible Holder and Exchangeco make a joint election under subsection 85(1) or subsection 85(2) of the Tax Act, as applicable, the tax treatment to such Eligible Holder generally will be as follows:

•	the Eligible Holder will be deemed to realize proceeds of disposition equal to the Elected Amount;

•	if the proceeds of disposition are equal to the aggregate of the adjusted cost base to the Eligible Holder of the Company Shares, determined immediately before the disposition, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

•	to the extent that the proceeds of disposition of the Company Shares exceed (or are less than) the aggregate of the adjusted cost base to the Eligible Holder of the Company Shares, determined immediately before the exchange, and any reasonable costs of disposition, the Eligible Holder will, in general, realize a capital gain (or capital loss);

•	the cost to the Eligible Holder of any ancillary rights received on the exchange will be equal to the fair market value thereof at that time; and

•	the cost to the Eligible Holder of Exchangeable Shares received on the exchange will be equal to the amount by which the proceeds of disposition exceed the sum of the aggregate amount of cash received on the exchange (including the aggregate amount of any cash received in lieu of fractional Exchangeable Shares) and the fair market value of the ancillary rights received on the exchange.

Where an Eligible Holder and Exchangeco make a joint election under subsection 85(1) or subsection 85(2) of the Tax Act, as applicable, the Eligible Holder may realize a capital gain on the disposition of the Company Shares to the extent that the aggregate amount of cash (including the aggregate amount of any cash received in lieu of fractional Exchangeable Shares) and the value of ancillary rights, net of any reasonable costs of disposition, exceeds the adjusted cost base to the Eligible Holder of the Company Shares.

To avoid a late-filing penalty, the required election forms must be received by the appropriate tax authorities on or before the day that is the earliest of the days on or before which either Exchangeco or the electing Eligible Holder is required to file a Canadian tax return for the taxation year in which the disposition of the Company Shares occurs. The current taxation year of Exchangeco is scheduled to end on or around December 31, 2021. Thus, if the exchange occurs prior to December 31, 2021, the tax election forms will, in the case of an electing Eligible Holder who is an individual (other than a trust), generally be due by April 30, 2022. Electing Eligible Holders should consult their own advisors forthwith respecting the deadlines applicable to their own particular circumstances.

Any Eligible Holder who does not ensure that Exchangeco has received two duly completed copies of the necessary election forms on or before the 60th day after the Effective Date may not be able to benefit from the rollover provisions of the Tax Act. Accordingly, all Eligible Holders who wish to enter into a tax election with Exchangeco should give their immediate attention to this matter.

The comments herein with respect to such elections are provided for general assistance only. The Law in this area is complex and contains numerous technical requirements. Eligible Holders should consult Information Circular 76--19R3 and Interpretation Bulletin IT-291R3 (Archived), issued by the CRA, for further information respecting the subsections 85(1) and (2) elections under the Tax Act. Eligible Holders wishing to make the election should consult their own tax advisors.

Exchangeable Shares and Penn Shares

Dividends on Exchangeable Shares

A dividend received or deemed to be received on the Exchangeable Shares by a Resident Holder who is an individual will be included in computing such Resident Holder’s income, subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Certain dividends may be eligible for the enhanced gross-up and dividend tax credit, to the extent designated as an “eligible dividend” by Exchangeco. A dividend received by an individual, or certain trusts, may also give rise to alternative minimum tax under the Tax Act, depending on the circumstances.

A dividend received or deemed to be received on Exchangeable Shares by a Resident Holder that is a corporation will be included in the corporation’s income and will generally be deductible in computing its taxable income, subject to the restrictions and limitations under the Tax Act. Where a Resident Holder that is a corporation receives or is deemed to receive a dividend on Exchangeable Shares and such dividend is deductible in computing such Resident Holder’s income, all or part of the dividend may in certain circumstances be treated under the Tax Act as a capital gain from the disposition of a capital property (or as proceeds of disposition of Exchangeable Shares potentially giving rise to a capital gain) the taxable portion of which must be included in computing the Resident Holder’s income for the year in which the dividend was received. Resident Holders that are corporations should consult their own tax advisors in this regard.

Certain corporations, including “private corporations” and “subject corporations” (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act to the extent that the dividends received or deemed to be received on Exchangeable Shares are deductible in computing taxable income.

If Penn National or Callco, or any other person with whom Penn National does not deal at arm’s length (or any trust or partnership of which such person is a beneficiary or member), is a “specified financial institution” for purposes of the Tax Act at the time that dividends are paid on the Exchangeable Shares, dividends received or deemed to be received by a Resident Holder that is a corporation will not be deductible in computing such holder’s taxable income. The Company is of the view that, immediately after the Effective Time, neither Penn National nor Callco will be a “specified financial institution” for purposes of the Tax Act.

For U.S. withholding tax considerations, see “Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders”. Resident Holders should consult their own tax advisors in relation to any foreign tax credit or deduction which may be available in respect of such U.S. withholding tax, and the limitations under the Tax Act in that regard.

Dividends on Penn Shares

A dividend received or deemed to be received on Penn Shares by a Resident Holder who is an individual will be included in computing such Resident Holder’s income for the taxation year in which such dividends are received and will not be subject to the gross-up and dividend tax credit rules in the Tax Act.

A dividend received or deemed to be received on Penn Shares by a Resident Holder that is a corporation will be included in the corporation’s income and will generally not be deductible in computing its taxable income.

Any U.S. non-resident withholding tax on such dividends generally should be eligible, subject to the specific rules and limitations under the Tax Act, to be credited against the Resident Holder’s income tax or deducted from income.

Redemption, Retraction, Exchange and Disposition of Exchangeable Shares

A Resident Holder will dispose of Exchangeable Shares (i) on a redemption (including pursuant to a Retraction Request) of such Exchangeable Shares by Exchangeco, and (ii) on an acquisition of such Exchangeable Shares by Callco or Penn National. However, as described below, the Canadian federal income tax consequences of the disposition will be different depending on whether the event giving rise to the disposition is a redemption or an acquisition. Resident Holders have certain rights under the Exchangeable Share Provisions that may affect whether the relevant disposition occurs by way of a redemption or an acquisition and such Resident Holders should consult their own tax advisors in relation to the potential exercise of any such rights.

On the redemption (including pursuant to a Retraction Request) of an Exchangeable Share by Exchangeco, a Resident Holder will generally be deemed to receive a dividend equal to the amount, if any, by which the aggregate redemption proceeds exceed the paid-up capital (for purposes of the Tax Act) of the Exchangeable Share at the time the Exchangeable Share is so redeemed. On the redemption, the Resident Holder will be considered to have disposed of the Exchangeable Share for proceeds of disposition equal to the redemption proceeds less the amount of the foregoing deemed dividend. The Resident Holder will realize a capital loss (or capital gain) equal to the amount by which the sum of (i) the adjusted cost base to such Resident Holder of the Exchangeable Share, and (ii) any reasonable costs of disposition, exceeds (or is less than) the proceeds of disposition. For this purpose, the “redemption proceeds” of such Exchangeable Share will be equal to the Exchangeable Share Price. The amount of any such deemed dividend will be generally subject to the tax treatment described in the section titled “Dividends on Exchangeable Shares” above. The general tax treatment of capital gains and capital losses is discussed below under the section titled “Taxation of Capital Gain or Capital Loss”.

In the case of a Resident Holder of Exchangeable Shares that is a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

On the acquisition of an Exchangeable Share by Callco or Penn National, a Resident Holder will generally be considered to realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the total of (i) the adjusted cost base of the Exchangeable Share to such Resident Holder, and (ii) any reasonable costs of disposition. For this purpose, the proceeds of disposition in respect of an acquisition of an Exchangeable Share by Callco or Penn National will be equal to the Exchangeable Share Price. The acquisition of an Exchangeable Share by Callco or Penn National will not result in a deemed dividend. The general tax treatment of capital gains and capital losses is discussed below under the section titled “Taxation of Capital Gain or Capital Loss”.

A disposition or deemed disposition of Exchangeable Shares by a Resident Holder, other than on the redemption, retraction or other disposition of such shares to Exchangeco, will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the total of (i) the adjusted cost base of the Exchangeable Share to such Resident Holder, and (ii) any reasonable costs of disposition.

Acquisition and Disposition of Penn Shares

The cost of a Penn Share received by a Resident Holder on the redemption or retraction of an Exchangeable Share by Exchangeco or on the acquisition of an Exchangeable Share by Callco or Penn National will be equal to the fair market value of such Penn Share at the time of such event, and will be averaged with the adjusted cost base of any other Penn Shares held at that time by such Resident Holder as capital property for the purpose of determining the adjusted cost base of all Penn Shares held by such Resident Holder.

A disposition or deemed disposition of a Penn Share by a Resident Holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the total of (i) the adjusted cost base of the Penn Share to such Resident Holder, and (ii) any reasonable costs of disposition. The general tax treatment of capital gains and capital losses is discussed below under the section titled “Taxation of Capital Gain or Capital Loss”.

Dissenting Resident Holders

A Resident Holder who exercises Dissent Rights and receives from Exchangeco the fair value of such Resident Holder’s Company Shares will dispose of the Company Shares for proceeds of disposition equal to the amount received by a dissenting Resident Holder (less the amount of any interest awarded by the Court). This disposition of Company Shares by the dissenting Resident Holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the total of (i) the adjusted cost base of such Company Shares to such Resident Holder, and (ii) any reasonable costs of disposition. The general tax treatment of capital gains and capital losses is discussed below under the section titled “Taxation of Capital Gain or Capital Loss”.

Any interest awarded by the Court to a dissenting Resident Holder will be included in computing such dissenting Resident Holder’s income for purposes of the Tax Act.

Taxation of Capital Gain or Capital Loss

In general, one-half of a capital gain realized by a Resident Holder must be included in computing such Resident Holder’s income as a taxable capital gain. One-half of a capital loss must be deducted as an allowable capital loss against taxable capital gains realized by the Resident Holder in the year and any excess may be deducted against net taxable capital gains in any of the three preceding years or in any subsequent year, to the extent and under the circumstances set out in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Exchangeable Shares and Penn Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Exchangeable Shares and Penn Shares (as applicable) or shares substituted for such Exchangeable Shares and Penn Shares to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where an Exchangeable Share or Penn Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains.

A taxable capital gain realized by an individual, or certain trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

Foreign Property Information Reporting

A Resident Holder who is a “specified Canadian entity” as defined in the Tax Act for a taxation year or fiscal period whose total cost amount of “specified foreign property” as defined in the Tax Act, which includes the Penn Shares and the Exchangeable Shares (including any ancillary rights), at any time in the year or fiscal period exceeds $100,000, is required to file an information return for the year or period disclosing prescribed information in respect of such property. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder (a “Non-Resident Holder”) who (i) for the purposes of the Tax Act and any applicable tax treaty, is neither resident nor deemed to be resident in Canada at any time while they hold Company Shares, Exchangeable Shares or Penn Shares; and (ii) does not and will not use or hold and is not and will not be deemed to use or hold the Company Shares, Exchangeable Shares or Penn Shares in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an authorized foreign bank. Such Holders should consult their own tax advisors.

Disposition of Company Shares Under the Arrangement

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Company Share under the Arrangement unless the Company Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty .

Generally, provided the Company Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX), at the time of disposition, the Company Shares will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length for the purposes of the Tax Act, partnerships in which the Non-Resident Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the Company Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) and an option, an interest or right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Company Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

If the Company Shares constitute or are deemed to constitute taxable Canadian property to any Non-Resident Holder, such Non-Resident Holder may be entitled to relief under the provisions of an applicable income tax treaty or convention. Non-Resident Holders whose Company Shares may be taxable Canadian property should consult their own tax advisors.

Dissenting Non-Resident Holders

A Non-Resident Holder who exercises Dissent Rights and receives from Exchangeco the fair value of such Non-Resident Holder’s Company Shares will dispose of the Company Shares for proceeds of disposition equal to the amount received by such dissenting Non-Resident Holder (less the amount of any interest awarded by the court). A dissenting Non-Resident Holder for whom Company Shares are not taxable Canadian property (as described above under the section titled “Holders Not Resident in Canada – Disposition of Company Shares Under the Arrangement”) will not be subject to capital gains tax under the Tax Act on the disposition of such Company Shares. Any interest paid to a dissenting Non-Resident Holder will not be subject to Canadian withholding tax.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations generally applicable to a Company Shareholder who (a) receives cash and Penn Shares and/or Exchangeable Shares pursuant to the Arrangement or (b) who receives cash pursuant to an exercise of dissent rights.

The following summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations thereunder, published rulings of the U.S. Internal Revenue Service (“IRS”) and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Except as explicitly set forth herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation or regulations. No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a Company Shareholder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular Company Shareholder that may affect the U.S. federal income tax consequences applicable to such Company Shareholder, nor does this summary address the U.S. federal income tax considerations of the Arrangement to Company Shareholders that are subject to special provisions under the Code, including the following holders: (a) holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) holders that are financial institutions, insurance companies, S corporations, real estate investment trusts, or regulated investment companies; (c) holders that are dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar; (e) holders subject to the alternative minimum tax provisions of the Code; (f) holders that own Company Shares (or, after the Arrangement, Penn Shares or Exchangeable Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) holders that acquired Company Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services or through the conversion of any convertible debentures; (h) holders that hold Company Shares (or, after the Arrangement, Penn Shares or Exchangeable Shares) other than as a capital asset within the meaning of Section 1221 of the Code; (i) holders that own or have owned directly, indirectly or constructively, 10% or more of the Company’s voting securities; (j) holders that are controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax; (k) holders that are U.S. expatriates or former long-term residents of the United States; (l) holders that hold, have held, or will hold, directly, indirectly or constructively, more than 5% of the Penn Shares; and (m) holders subject to special tax accounting rules under section 451(b) of the Code. Additionally, this summary does not address any tax consequences under the Medicare tax on net investment income or any considerations in respect of the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto). Company Shareholders that are subject to special provisions under the Code, including Company Shareholders described above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences relating to the Arrangement and the ownership and disposition of Penn Shares or Exchangeable Shares received pursuant to the Arrangement.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes owns Company Shares, the U.S. federal income tax consequences of the Arrangement to such partnership and the partners of such partnership generally will depend upon the activities of the partnership and status of such partners. Holders that are classified as partnerships for U.S. federal income tax purposes, and the partners of such entities, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Penn Shares or Exchangeable Shares received pursuant to the Arrangement.

This summary assumes that the Company is not and has not been a “controlled foreign corporation” and that the Company has never been treated as a U.S. domestic corporation pursuant to Section 897(i) of the Code. If the Company is a controlled foreign corporation or was a controlled foreign corporation during the period that U.S. Holders (defined below) have held their Company Shares, special U.S. tax rules not discussed herein may substantially affect the tax consequences of the Arrangement to U.S. Holders. If the Company is treated as a U.S. domestic corporation pursuant to Section 897(i) of the Code, the U.S. tax consequences of the Arrangement to non-U.S. Holders may differ from those described below. This summary does not address any U.S. estate, state, local or foreign tax consequences relating to the Arrangement. Each Company Shareholder should consult its own tax advisor regarding the U.S. estate, state, local and foreign tax consequences arising from and relating to the Arrangement and the ownership and disposition of Penn Shares or Exchangeable Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Company Shares (or, after the Arrangement, Penn Shares) that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S. or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust. This summary does not address any U.S. Holder that is an Eligible Holder. As such, this summary does not address the tax consequences to a U.S. Holder of the receipt, ownership or disposition of Exchangeable Shares. U.S. Holders should consult their own tax advisors regarding the tax consequences of the receipt, ownership or disposition of Exchangeable Shares.

Tax Consequences to U.S. Holders Arising from the Exchange of Company Shares

In General

The exchange by a U.S. Holder of Company Shares for cash and Penn Shares pursuant to the Arrangement is expected to be a taxable transaction for U.S. federal income tax purposes. In such case, a U.S. Holder generally will, subject to the application of the PFIC rules referred to below, recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of the Penn Shares (determined as of the Effective Date) received pursuant to the Arrangement and (ii) such holder's adjusted tax basis in the Company Shares surrendered in the Arrangement. A U.S. Holder's initial tax basis in the Penn Shares received in such exchange will be equal to the fair market value of such shares on the Effective Date and a U.S. Holder's holding period with respect to such shares will begin on the next day.

Subject to the application of the PFIC rules discussed below, any gain or loss recognized by a U.S. Holder on the exchange of Company Shares for cash and Penn Shares pursuant to the Arrangement will generally be capital gain or loss, which will be long-term capital gain or loss if such U.S. Holder held its Company Shares for more than one year at the time of the exchange. Preferential tax rates generally apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates applicable to long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations.

U.S. Holders should consult their own tax advisers regarding the tax consequences of receiving the cash consideration in Canadian dollars.

Dissenting U.S. Holder

A U.S. Holder that exercises the right to dissent from the Arrangement and is paid cash and Penn Shares for such U.S. Holder’s Company Shares generally will, subject to the application of the PFIC rules referred to below, recognize gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of the Penn Shares received pursuant to the exercise of such dissent right (other than any amounts that are treated as interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) such holder's adjusted tax basis in its Company Shares. Subject to the application of the PFIC rules discussed below, such gain or loss generally will be long-term capital gain or loss if the U.S. Holder's holding period for the Company Shares is more than one year. The tax consequences of a payment pursuant to dissenter's rights in a taxable year subsequent to the taxable year in which the Arrangement is completed are not clear. A U.S. Holder considering the exercise of dissenter’s rights should consult its tax advisors, including regarding the determination of the fair market value, holding period and tax basis of the Penn Shares received and the tax consequences of receiving any cash in Canadian dollars.

Passive Foreign Investment Company Rules

A U.S. Holder of Company Shares would be subject to special, generally unfavorable tax rules in respect of the Arrangement if the Company was classified as a “passive foreign investment company” or “PFIC” for U.S. federal income tax purposes for any tax year during such U.S. Holder’s holding period for its Company Shares.

If the Company is classified as a PFIC for any tax year during which a U.S. Holder held Company Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Arrangement. More specifically, under the default PFIC rules: (a) any gain recognized by a U.S. Holder on the disposition of Company Shares pursuant to the Arrangement would be allocated rateably over such U.S. Holder’s holding period; (b) the amount allocated to the current tax year and any year prior to the first year in which the Company was classified as a PFIC would be taxed as ordinary income in the current year; (c) the amount allocated to each of the other tax years in the U.S. Holder’s holding period would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and (d) an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of such other tax years, which interest charge is not deductible by non-corporate U.S. Holders.

The Company does not believe that it is a PFIC during its current taxable year or that it was a PFIC during any prior taxable year. However, PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of the Company during its current tax year or during prior tax years.

The PFIC rules are extremely complex, and each U.S. Holder is urged to consult with its own tax advisor regarding the substantial effect such rules may have on the tax consequences to such U.S. Holder of the Arrangement, including certain tax elections that may be available to such U.S. Holder pursuant to the PFIC rules.

Tax Consequences to U.S. Holders Arising from the Ownership and Disposition of Penn Shares

Distributions, if any, received with respect to the Penn Shares out of Penn National’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividend income to U.S. Holders. In the case of non-corporate U.S. Holders, dividend income currently is subject to tax at the same reduced rates of taxation as long-term capital gains if certain requirements are satisfied. To the extent that the amount of any distribution exceeds Penn National’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, and any excess will be treated as capital gain.

Generally, a U.S. Holder will recognize gain or loss on any sale, exchange or other disposition of the Penn Shares equal to the difference between the U.S. Holder’s adjusted tax basis in the Penn Shares and the amount realized from the sale, exchange or other disposition. Gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period is more than one year.

Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner (for U.S. federal income tax purposes) of Company Shares (or, after the Arrangement, Penn Shares or Exchangeable Shares, as applicable) other than a U.S. Holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes. The U.S. federal income tax consequences to Non-U.S. Holders depend in significant part on the provisions of the specific treaty, if any, in place from time to time between the United States and the Non-U.S. Holder’s jurisdiction. Non-U.S. Holders are urged to consult a tax advisor who has knowledge of the particular treaty provisions applicable to the Non-U.S. Holder in order to accurately determine the specific tax treatment applicable to them. The following is therefore a very general discussion of such treatment without specific reference to any particular treaty.

Tax Consequences to Non-U.S. Holders Arising from the Exchange of Company Shares

Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on the gain (if any) realized on the exchange of Company Shares for cash and Penn Shares, cash and Exchangeable Shares and ancillary rights connected to such shares (being the voting rights and other rights described under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares”) or on the receipt of cash and Penn Shares pursuant to the exercise of its right of dissent from the Arrangement unless (i) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, if required by an applicable tax treaty, attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, unless an applicable income tax treaty provides otherwise.

If a Non-U.S. Holder falls under clause (i) above, the Non-U.S. Holder generally will be subject to the rules discussed above in the discussion titled “Certain U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders – Tax Consequences to U.S. Holders Arising from the Exchange of Company Shares”, as applicable. In addition, if a Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes falls under clause (i) above, it may be subject to an additional branch profits tax on effectively connected income at a 30% rate (or lower applicable treaty rate). If an individual Non-U.S. Holder falls under clause (ii) above, the individual generally will be subject to a flat 30% (or lower applicable treaty rate) tax on the gain derived from a sale, which may be offset by certain United States capital losses subject to applicable rules governing the availability of capital loss deductions for U.S. federal income tax purposes. Individual Non-U.S. Holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which the Arrangement is consummated are urged to consult their tax advisors as to the tax consequences of the Arrangement.

Tax Consequences to Non-U.S. Holders Arising from the Ownership or Disposition of Penn Shares or Exchangeable Shares

Receipt of Distributions on Penn Shares

Dividends received by a Non-U.S. Holder with respect to Penn Shares will be subject to U.S. withholding tax at a rate of 30% (or lower applicable treaty rate) unless the Non-U.S. Holder establishes that such dividends are effectively connected with such holder’s U.S. trade or business. A Non-U.S. Holder may be able to claim benefits (if any) under an applicable treaty with respect to such withholding taxes. However, there can be no assurance that treaty benefits will be available and Non-U.S. Holders should consult their tax advisors as to the applicability of treaty benefits in such circumstances. In addition, a Non-U.S. Holder will be taxed in the same manner as a U.S. Holder on dividends received that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business or, if required by an applicable treaty attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder, in the United States. A Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes may also be subject to an additional branch profits tax at a 30% rate (or lower applicable treaty rate) on dividend income that is effectively connected with a U.S. trade or business.

Receipt of Distributions on Exchangeable Shares

There is no direct authority addressing the proper characterization and treatment of instruments with characteristics similar to the Exchangeable Shares for U.S. federal income tax purposes. The Company, Exchangeco and Penn National intend to take the position that the Exchangeable Shares constitute stock of Penn National and not shares of Exchangeco for U.S. federal income tax purposes. Accordingly, Exchangeco intends to withhold U.S. tax from such distributions on the Exchangeable Shares as if the Exchangeable Shares were Penn Shares. A Non-U.S. Holder may be able to claim benefits (if any) under an applicable treaty with respect to such withholding taxes. Additionally, there can be no assurance that treaty benefits will be available and Non-U.S. Holders should consult their tax advisors as to the applicability of treaty benefits in such circumstances. However, our determination as to the characterization of the Exchangeable Shares is not binding upon the IRS or the courts and there is no assurance that the Exchangeable Shares would not be treated as shares of Exchangeco rather than as Penn Shares. The Company, Exchangeco, and Penn National have not requested, nor do they intend to request, a ruling from the IRS regarding the U.S. federal income tax classification of the Exchangeable Shares.

Even if the Exchangeable Shares were treated as shares of Exchangeco, for U.S. federal income tax purposes under Treasury Regulations issued under Section 871(m) of the Code, distributions paid on Exchangeable Shares to Non-U.S. Holders would also likely be subject to U.S. withholding tax in the same manner as if the Exchangeable Shares were Penn Shares.

Regardless of whether the Exchangeable Shares are treated as Penn Shares for U.S. federal income tax purposes, a Non-U.S. Holder will be taxed in the United States on the receipt of dividends in the same manner as a U.S. Holder if the dividends received are effectively connected with the Non-U.S. Holder’s conduct of a trade or business or, if required by an applicable treaty, attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder, in the United States.

Dispositions of Penn Shares or Exchangeable Shares

Subject to the rules discussed below, a Non-U.S. Holder will not be subject to U.S. federal income tax on the gain (if any) realized on the sale or exchange of Penn Shares or Exchangeable Shares, unless (i) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, if required by an applicable treaty, attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder, in the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, unless an applicable income tax treaty provides otherwise.

If a Non-U.S. Holder falls under clause (i) above, the Non-U.S. Holder generally will be subject to the rules discussed above in the discussion titled “Certain U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders – Tax Consequences to U.S. Holders Arising from the Ownership and Disposition of Penn Shares.” Any amount withheld on the sale or exchange may be applied as a credit against the Non-U.S. Holder’s U.S. federal income tax liability. In addition, if a Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes falls under clause (i) above, it may be subject to an additional branch profits tax on effectively connected income at a 30% rate (or lower applicable treaty rate). If an individual Non-U.S. Holder falls under clause (ii) above, the individual generally will be subject to a flat 30% (or lower applicable treaty rate) tax on the gain derived from a disposition, which may be offset by certain U.S. capital losses subject to applicable rules governing the availability of capital loss deductions for U.S. federal income tax purposes and provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. Individual Non-U.S. Holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a sale of Penn Shares or Exchangeable Shares are urged to consult their tax advisors as to the tax consequences of the sale.

In addition, if Penn National is or has been a “U.S. real property holding corporation,” or “USRPHC,” as defined for U.S. federal income tax purposes, a Non-U.S. Holder of Penn Shares (or Exchangeable Shares) may be subject to (i) U.S. federal income tax on the gain (if any) realized on the sale or exchange of such shares as if such gain were effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and (ii) a 15% withholding tax applied to the gross proceeds received on a disposition of such shares. Generally, a U.S. corporation is a USRPHC if at least 50% of the fair market value of all of its interests in real property and all of its other assets used or held for use in a trade or business (as defined in applicable Treasury Regulations) consists of “U.S. real property interests.”

We believe Penn National is not, and we do not anticipate Penn National becoming, a USRPHC for U.S. federal income tax purposes. However, no assurance can be given that Penn National is not or will not become a USRPHC. If Penn National is or were to become a USRPHC, however, any gain recognized on a sale or other disposition of shares of Penn National common stock by a Non-U.S. Holder that did not own (directly, indirectly or constructively) more than 5% of Penn National common stock during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Even if the Exchangeable Shares are not treated as Penn Shares for U.S. federal income tax purposes, a Non-U.S. Holder that disposes of Exchangeable Shares nonetheless would be subject to U.S. federal income tax and withholding tax as described above if Penn National constituted a USRPHC, unless the common stock of Penn National is regularly traded on an established securities market, under applicable Treasury Regulations, and: (i) the Exchangeable Shares are regularly traded on an established securities market and such Non-U.S. Holder has never beneficially owned, directly, indirectly, or constructively, more than 5% of the Exchangeable Shares, or (ii) the Exchangeable Shares are not regularly traded on an established securities market and on the date such Non-U.S. Holder acquires the Exchangeable Shares such Exchangeable Shares have a fair market value no greater than 5% of the fair market value of the then outstanding Penn Shares, in each case determined under applicable Treasury Regulations. The provisions of the Code and Treasury Regulations regarding these determinations are complex and subject to differing interpretations. Non-U.S. Holders should consult their tax advisors regarding the application of the rules regarding USRPHCs.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments on the Penn Shares or Exchangeable Shares and the proceeds from a sale or other disposition of such shares. Holders of Penn Shares or Exchangeable Shares may be subject to U.S. backup withholding tax on these payments if they fail to provide their taxpayer identification numbers to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

The above discussion is included for general information only. You are urged to consult your tax advisor with respect to the U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of Penn Shares, as well as the application and effect of the laws of any state, local, non-U.S. or other taxing jurisdiction.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT LEGAL OR TAX ADVICE. EACH HOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES RELATING TO THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS.

RISK FACTORS

The following risk factors should be considered by Company Shareholders in evaluating whether to approve the Arrangement Resolution. These risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Circular. These risk factors relate to the Arrangement. For information on risks and uncertainties relating to the business of theScore, see “Information Relating to theScore – Risk Factors” and for information on risks and uncertainties relating to the business of Penn National, see “Information Relating to Penn National”.

Risks Related to the Arrangement

Conditions Precedent to Closing of the Arrangement

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside theScore’s control, including receipt of the Final Order, receipt of Company Shareholder Approval, and receipt of Regulatory Approvals.

In addition, the completion of the Arrangement by Penn National is conditional on, among other things, no action or circumstance occurring that would result in a Company Material Adverse Effect. The completion of the Arrangement by theScore is conditional on, among other things, no action or circumstance occurring that would result in a Penn Material Adverse Effect.

There can be no certainty, nor can theScore provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Arrangement may not be completed. If the Arrangement is not completed, the market price of Company Shares may be adversely affected.

The Regulatory Approvals may not be Obtained

To complete the Arrangement, each of theScore and Penn National must make certain filings with and obtain certain consents and approvals from various Governmental Entities. The Company and Penn National have not yet obtained all of the Regulatory Approvals, all of which are required to complete the Arrangement except as set forth in the Arrangement Agreement. The regulatory approval processes may take a long period of time to complete, which could delay completion of the Arrangement. There can be no assurance as to the outcome of the approval processes, including the undertakings and conditions that may be required for approval or whether the Regulatory Approvals will be obtained.

Market Price of the Company Shares

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of Company Shares may be materially adversely affected. The Company’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that theScore would remain liable for costs relating to the Arrangement.

Termination in Certain Circumstances

Each of theScore and Penn National has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement. Accordingly, there can be no certainty, nor can theScore provide any assurance that the Arrangement will not be terminated by either of theScore or Penn National prior to the completion of the Arrangement. In addition, if the Arrangement is not completed by the End Date, subject to extension thereof in accordance with the Arrangement Agreement, either theScore or Penn National may choose to terminate the Arrangement Agreement. The Arrangement Agreement also includes a Termination Fee and subscription obligation that are enforceable if the Arrangement Agreement is terminated in certain circumstances.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire theScore

Under the Arrangement Agreement, theScore would be required to pay the Termination Fee, being US$70 million, in the event the Arrangement Agreement is terminated in certain circumstances. The Termination Fee may discourage other parties from attempting to acquire Company Shares or otherwise make an Acquisition Proposal to theScore, even if those parties would otherwise be willing to offer greater value to Company Shareholders than that offered by Penn National under the Arrangement.

Uncertainty Surrounding the Arrangement

As the Arrangement is dependent upon receipt, among other things, of the Regulatory Approvals and satisfaction of certain other conditions, its completion is uncertain, if the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of theScore’s resources to the completion thereof could have a negative impact on theScore’s relationships with its stakeholders and could have a material adverse effect on the current future operations, financial condition and prospects of theScore.

In addition, theScore may incur significant transaction expenses in connection with the Arrangement, regardless of whether the Arrangement is completed.

The Company is subject to customary non-solicitation provisions under the Arrangement Agreement. The Arrangement Agreement also restricts theScore from taking specified actions until the Arrangement is completed without the consent of Penn National. These restrictions may prevent theScore from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

Risks Associated with a Fixed Share Consideration

The share portion of the Consideration is fixed and will not increase or decrease due to fluctuations in the market price of Penn Shares or Company Shares. The market price of Penn Shares or Company Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, as a result of the differences between Penn National’s and theScore’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Penn Shares and/or Exchangeable Shares that holders of Company Shares may receive on the Effective Date. There can be no assurance that the market value of the Penn Shares and/or Exchangeable Shares that the holders of Company Shares may receive on the Effective Date will equal or exceed the market value of the Company Shares held by such Company Shareholders prior to the Effective Date. Similarly, there can be no assurance that the trading price of Penn Shares will not decline following the completion of the Arrangement.

The foregoing risks or other risks arising in connection with the failure of the Arrangement, including the diversion of management attention from conducting the business of theScore, may have a material adverse effect on theScore’s business operations, financial results and share price.

Risks Related to the Combined Company

The business and operations of the Combined Company will be subject to the risks described in the documents of Penn National incorporated by reference in this Circular, including, without limitation, the risks described in Penn National’s Annual Report filed on Form 10-K for the year ended December 31, 2020 as well as subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each as filed with the SEC. The Combined Company’s business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks. The market or trading price of Penn National’s securities could decline due to any of these risks. Additional risks not presently known to Penn National or that Penn National currently deems immaterial may also impair the Combined Company’s business and operations. In addition to risks associated with Penn National’s business and operations, the following additional risks are associated with the Combined Company.

The issuance and future sale of Penn Shares could affect the market price

Based on a closing share price for Penn Shares on the NASDAQ on August 4, 2021, the last trading day before the execution of the Arrangement Agreement was announced, of US$66.14, a currency exchange rate of 0.7969 CAD/USD as of such time, and the number of outstanding Company Shares as of such time, on a fully diluted basis, Penn National expected to issue at the Effective Time an aggregate of 13,882,123 Penn Shares (including shares immediately exercisable upon exchange of the Exchangeable Shares). The issuance of these shares, and the sale of Penn Shares in the public market from time to time, could depress the market price for Penn Shares.

The Penn Shares to be received by Company Shareholders as a result of the arrangement will have different rights from the Company Shares

Penn National is a Pennsylvania corporation. The Company is a company continued into British Columbia and existing under the BCBCA. Upon completion of the Arrangement, Company Shareholders will become Penn Shareholders and their rights as shareholders will be governed by the Penn National Articles, Penn National Bylaws and the PBCL. Certain of the rights associated with Penn Shares under the PBCL are different from the rights associated with Company Shares under the BCBCA. See “Comparison of Rights of Company Shareholders and Penn National Shareholders” in Appendix “I” to this Circular for a discussion of the different rights associated with Penn Shares.

Enforcement of Rights Against the Combined Company in Canada

Penn National is located outside Canada and, following the Effective Time, all of its directors, officers and experts are expected to reside outside of Canada. Accordingly, it may not be possible for Penn Shareholders to effect service of process within Canada upon the Combined Company or its directors, officers or experts, or to enforce judgments obtained in Canadian courts against the Combined Company or its directors, officers or experts.

Risks Related to the Exchangeable Shares

The Exchangeable Shares Will Not Be Listed On Any Stock Exchange

The Exchangeable Shares are not expected to be listed on any stock exchange. Although each Exchangeable Shares will be exchangeable at the option of the holder for Penn Shares, there is no market through which the Exchangeable Shares may be sold, and holders may not be able to sell their Exchangeable Shares.

Company Shareholders who Elect to Receive Exchangeable Shares Will Experience a Delay in Receiving Penn Shares from the Date they Request an Exchange, which May Affect the Value of the Shares the Holder Receives in an Exchange

Company Shareholders who elect to receive Exchangeable Shares as part of the Consideration and later request to receive Penn Shares in exchange for their Exchangeable Shares may not receive Penn Shares until a period of time after the applicable request is received. During this period, the market price of Penn Shares may increase or decrease. Any such increase or decrease would affect the value of the Consideration to be received by such a holder of Exchangeable Shares upon a subsequent sale of Penn Shares received in the exchange.

There may be a Taxable Event for an Eligible Holder as Result of a Transaction Beyond His or Her Control

An Eligible Holder who (a) disposes of Company Shares pursuant to the Arrangement and who receives, as part of the Consideration, Exchangeable Shares, and (b) validly makes a joint election under subsection 85(1) or subsection 85(2) of the Tax Act (as applicable and as described in the section titled “Certain Canadian Federal Income Tax Considerations – Exchange of Company Shares for Exchangeable Shares and Cash – Section 85 Election”) in respect of such shares, may obtain a full or partial tax deferral of any capital gain that may otherwise arise on the exchange of such Company Shares. However, an Eligible Holder will be considered to have disposed of Exchangeable Shares (i) on a redemption (including pursuant to a Retraction Request) of such Exchangeable Shares by Exchangeco, and (ii) on an acquisition of such Exchangeable Shares by Callco or Penn National. Although each is a taxable event, the Canadian federal income tax consequences of the disposition will be different depending on whether the event giving rise to the disposition is a redemption or an acquisition.

Prior to the seventh anniversary of the Effective Date, Exchangeco may choose to redeem Exchangeable Shares in limited circumstances, and Exchangeco may redeem the Exchangeable Shares in any circumstances on or after the seventh anniversary of the Effective Date. In addition, an Eligible Holder (including an Eligible Holder who exercises the right to require redemption of its Exchangeable Shares by giving a Retraction Request) cannot control whether the Exchangeable Shares will be acquired by Callco or Penn National under the relevant Call Right or redeemed by Exchangeco. Thus, an Eligible Holder may have a taxable event in a transaction beyond his or her control and, in certain circumstances, an Eligible Holder may have no control over the Canadian federal tax consequences arising from such event. See “Certain Canadian Federal Income Tax Considerations” for further information.

RIGHTS OF DISSENTING Company ShareholderS

The following is a summary of the provisions of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, relating to a registered Company Shareholder’s Dissent Rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Holder who seeks payment of the fair value of its Company Shares and is qualified in its entirety by reference to the full text of Sections 237 to 247 of the BCBCA, which is attached to this Circular as Appendix “J”, as modified by the Plan of Arrangement and the Interim Order.

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Holder should seek independent legal advice, as failure to comply strictly with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of any Dissent Rights.

The Interim Order expressly provides registered holders of Company Shares with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Holder is entitled to be paid the fair value (determined as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting) of all, but not less than all, of the holder’s Company Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective. It is a condition to completion of the Arrangement in favour of Penn National, that Dissent Rights have not been exercised (or, if exercised, remain unwithdrawn) with respect to more than 7.5% of the issued and outstanding Company Shares. See “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

In many cases, Company Shares beneficially owned by a holder are registered either (a) in the name of an Intermediary that the beneficial Company Shareholder deals with in respect of such shares, or (b) in the name of a depositary, such as CDS, of which the Intermediary is a participant. Accordingly, a beneficial Company Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the Company Shares are reregistered in the beneficial Company Shareholder’s name).

With respect to Company Shares in connection to the Arrangement, pursuant to the Interim Order, a registered Company Shareholder may exercise rights of dissent under Section 237 to Section 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order; provided that, notwithstanding Section 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution must be received from Company Shareholders who wish to dissent by theScore with a copy to theScore’s counsel not later than 11:00 a.m. (Toronto time) on October 7, 2021, being two Business Days immediately prior to the date of the Meeting (or if the Meeting is postponed or adjourned, two Business Days prior to the date of the postponed or adjourned Meeting). The Company’s address for such purpose is Score Media and Gaming Inc. c/o McCarthy Tétrault LLP, Suite 2400 – 745 Thurlow Street, Vancouver, British Columbia, V6E 0C5, Attention: Miranda Lam.

To exercise Dissent Rights, a Company Shareholder must dissent with respect to all Company Shares of which it is the registered and beneficial owner. A registered Company Shareholder who wishes to dissent must deliver written notice of dissent to theScore as set forth above and such notice of dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Company Shareholder to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of that holder’s Dissent Rights. Beneficial Company Shareholders who wish to exercise Dissent Rights must cause the registered Company Shareholder holding their Company Shares to deliver the notice of dissent.

To exercise Dissent Rights, a registered Company Shareholder must prepare a separate notice of dissent for him, her or itself, if dissenting on his, her or its own behalf, and for each other beneficial Company Shareholder who beneficially owns Company Shares registered in the Company Shareholder’s name and on whose behalf the Company Shareholder is dissenting; and, if dissenting on its own behalf, must dissent with respect to all of the Company Shares registered in his, her or its name or if dissenting on behalf of a beneficial Company Shareholder, with respect to all of the Company Shares registered in his, her or its name and beneficially owned by the beneficial Company Shareholder on whose behalf the Company Shareholder is dissenting. The notice of dissent must set out the number of Company Shares in respect of which the Dissent Rights are being exercised (the “Notice Shares”) and: (a) if such Company Shares constitute all of the Company Shares of which the Company Shareholder is the registered and beneficial owner and the Company Shareholder owns no other Company Shares beneficially, a statement to that effect; (b) if such Company Shares constitute all of the Company Shares of which the Company Shareholder is both the registered and beneficial owner, but the Company Shareholder owns additional Company Shares beneficially, a statement to that effect and the names of the registered Company Shareholders of those other Company Shares, the number of Company Shares held by each such registered Company Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Company Shares; or (c) if the Dissent Rights are being exercised by a registered Company Shareholder who is not the beneficial owner of such Company Shares, a statement to that effect and the name and address of the beneficial Company Shareholder and a statement that the registered Company Shareholder is dissenting with respect to all Company Shares of the beneficial Company Shareholder registered in such registered holder’s name.

A vote against the Arrangement Resolution does not constitute a notice of dissent and a registered Company Shareholder is not entitled to exercise Dissent Rights with respect to Company Shares if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder, to vote) or in the case of a beneficial Company Shareholder caused, or is deemed to have caused, the registered Company Shareholder to vote, in favour of the Arrangement Resolution at the Meeting.

If the Arrangement Resolution is approved, and theScore notifies a registered holder of Notice Shares of theScore’s intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, in order to exercise Dissent Rights, such Company Shareholder must, within one month after theScore gives such notice, send to theScore a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given notice of dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the Company Shareholder on behalf of a beneficial Company Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Company Shareholder becomes a Dissenting Holder, and is bound to sell and Exchangeco is bound to purchase those Company Shares. Such Dissenting Holder may not vote, or exercise or assert any rights of a Company Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order.

Dissenting Holders who are:

(i)	ultimately entitled to be paid fair value for their Company Shares, will be paid an amount equal to such fair value by Exchangeco, and will be deemed to have transferred such Company Shares as of the Effective Time to Exchangeco, without any further act or formality, and free and clear of all liens, claims and encumbrances and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Holder had not exercised its Dissent Rights in respect of such Company Shares; or

(ii)	ultimately not entitled, for any reason, to be paid fair value for their Company Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-Dissenting Holder who did not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline and will be entitled to receive the Consideration from Exchangeco in the same manner as such non-Dissenting Holder.

If a Dissenting Holder is ultimately entitled to be paid by Exchangeco for their Notice Shares, such Dissenting Holder may enter an agreement with Exchangeco for the fair value of such Notice Shares. If such Dissenting Holder does not reach an agreement with Exchangeco, such Dissenting Holder, or Exchangeco, may apply to the Court, and the Court may:

(i)	determine the payout value of the Notice Shares, or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar, or a referee, of the Court;

(ii)	join in the application of each Dissenting Holder who has not agreed with theScore on the amount of the payout value of the Notice Shares; and

(iii)	make consequential orders and give directions as the Court considers appropriate.

There is no obligation on Exchangeco to make application to the Court. The Dissenting Holder will be entitled to receive the fair value that the Notice Shares had as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable). After a determination of the fair value of the Notice Shares, Exchangeco must then promptly pay that amount to the Dissenting Holder.

In no circumstances will Exchangeco, Penn National, theScore or any other Person be required to recognize a Person as a Dissenting Holder: (i) unless such Person is the registered holder of those Company Shares in respect of which Dissent Rights are sought to be exercised immediately prior to the Effective Time; (ii) if such Person has voted or instructed a proxy holder to vote such Notice Shares in favour of the Arrangement Resolution; or (iii) unless such Person has strictly complied with the procedures for exercising Dissent Rights set out in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order and does not withdraw such notice of dissent prior to the Effective Time.

In no event will Exchangeco, Penn National, theScore or any other Person be required to recognize a Dissenting Holder as the holder of any Company Share in respect of which Dissent Rights have been validly exercised and not withdrawn at and after the Effective Time, and at the Effective Time the names of such Dissenting Holders will be deleted from the central securities register of theScore as at the Effective Time.

For greater certainty, in addition, to any other restrictions in the Interim Order, no Person will be entitled to exercise Dissent Rights with respect to Company Shares in respect of which a Person has voted or has instructed a proxy holder to vote in favour of the Arrangement Resolution. Holders of Company Options and Company RSUs are not entitled to Dissent Rights.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Holder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, the Dissenting Holder votes in favour of the Arrangement Resolution, or the Dissenting Holder withdraws the notice of dissent with theScore’s written consent. If any of these events occur, theScore must return the share certificates representing the Company Shares to the Dissenting Holder and the Dissenting Holder regains the ability to vote and exercise its rights as a Company Shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Company Shareholder who intends to exercise Dissent Rights must strictly adhere to the procedures established in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, and failure to do so may result in the loss of any Dissent Rights. Persons who are beneficial shareholders of Company Shares registered in the name of an Intermediary, or in some other name, who wish to exercise Dissent Rights should be aware that only the registered owner of such Company Shares is entitled to dissent.

Accordingly, each Company Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and Sections 237 to 247 of the BCBCA, which are attached to this Circular as Appendix “C” and Appendix “J”, respectively, and seek his, her or its own legal advice.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, no informed person (as defined in NI 51-102) of theScore, nor any proposed director of theScore nor any associate or affiliate of any such informed person or proposed director, had any material interest, direct or indirect, in any transaction since the commencement of theScore’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect theScore or any of its Subsidiaries. See “The Arrangement – Interest of Certain Parties in the Arrangement”.

INTEREST OF EXPERTS, CERTAIN PERSONS AND COMPANIES

The following persons and companies have prepared certain sections of this Circular and/or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular.

Name of Person or Company(1)	Nature of Relationship
Morgan Stanley	Authors responsible for the preparation of the Morgan Stanley Fairness Opinion
Canaccord Genuity	Authors responsible for the preparation of the Canaccord Genuity Fairness Opinion
Greenhill	Authors responsible for the preparation of the Greenhill Fairness Opinion
KPMG LLP	Auditors of theScore
Deloitte & Touche LLP	Auditors of Penn National and Exchangeco

Notes:

(1)	To the knowledge of theScore, none of the persons or companies so named above (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding Company Shares as at the date of the statement, report or valuation in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of theScore or of any associate or affiliate of theScore.

Expenses of the Arrangement

The Company estimates that expenses in the aggregate amount of approximately $30 million will be incurred by theScore in connection with the Arrangement, including legal, financial advisory, accounting, proxy solicitation, filing fees and costs, the cost of preparing, printing and mailing this Circular and fees in respect of the Fairness Opinions. Except as otherwise expressly provided in the Arrangement Agreement, the parties to the Arrangement Agreement agreed that all out-of-pocket expenses of the parties incurred in connection with the Arrangement or the transactions contemplated thereby are to be paid by the party incurring such expenses.

ADDITIONAL INFORMATION

Additional information, including (without limitation) financial information, is contained in theScore’s consolidated financial statements as at and for the years ended August 31, 2020 and 2019, the management’s discussion and analysis of financial condition and results of operations of theScore for the years ended August 31, 2020 and 2019 and the annual information form of theScore dated October 28, 2020 for the year ended August 31, 2020. Additional information relating to theScore is available at www.sedar.com and on EDGAR at www.sec.gov. Shareholders can contact theScore at scoremediaandgaming.com to request copies of theScore’s consolidated financial statements and as at and for the years ended August 31, 2020 and 2019 and the annual information form of theScore dated October 28, 2020 for the year ended August 31, 2020.

Pursuant to NI 51-102, theScore is required to annually send a request form to registered holders and beneficial owners of the theScore’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of theScore’s annual financial statements and Management’s Discussion and Analysis, interim financial statements and Management’s Discussion and Analysis, or both. Registered holders and beneficial owners should review the request form carefully. Copies of these documents can also be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Penn National files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. The SEC also maintains an internet website that contains reports, proxy statements and other information regarding issuers, including Penn National, who file electronically with the SEC on EDGAR at www.sec.gov.

APPROVAL OF THIS MANAGEMENT INFORMATION CIRCULAR

The contents and the provision of this Circular have been approved by the board of directors of Score Media and Gaming Inc.

DATED this 10th day of September, 2021.

(signed) “John Levy”

John Levy, Chairman and Chief Executive Officer,
on behalf of the board of directors of Score Media and Gaming Inc..

CONSENT OF Morgan Stanley

To:	The Board of the Directors of Score Media and Gaming Inc.

We refer to the management information circular dated September 10, 2021 (the “Information Circular”) with respect to the arrangement pursuant to the Business Corporations Act (British Columbia) involving, among other things, the acquisition by 1317774 B.C. Ltd., an indirect wholly-owned subsidiary of Penn National Gaming, Inc., of all of the outstanding shares of Score Media and Gaming Inc. (the “Company”). We consent to the inclusion in the Information Circular of our fairness opinion dated August 4, 2021 (the “Fairness Opinion”) to the Company and to the references to our firm name and our Fairness Opinion in the Information Circular.

Yours truly,

(Signed) Morgan Stanley & Co. LLC

Morgan Stanley & Co. LLC
September 10, 2021

CONSENT OF Canaccord Genuity

To:	The Board of the Directors of Score Media and Gaming Inc.

We refer to the management information circular dated September 10, 2021 (the “Information Circular”) with respect to the arrangement pursuant to the Business Corporations Act (British Columbia) involving, among other things, the acquisition by 1317774 B.C. Ltd., an indirect wholly-owned subsidiary of Penn National Gaming, Inc., of all of the outstanding shares of Score Media and Gaming Inc. (the “Company”). We consent to the inclusion in the Information Circular of our fairness opinion dated August 4, 2021 (the “Fairness Opinion”) to the Company and to the references to our firm name and our Fairness Opinion in the Information Circular.

Yours truly,

(Signed) Canaccord Genuity Corp.

Canaccord Genuity Corp.
Toronto, Ontario
September 10, 2021

CONSENT OF GREENHILL

To:	The Board of the Directors of Score Media and Gaming Inc.

We refer to the management information circular dated September 10, 2021 (the “Information Circular”) with respect to the arrangement pursuant to the Business Corporations Act (British Columbia) involving, among other things, the acquisition by 1317774 B.C. Ltd., an indirect wholly-owned subsidiary of Penn National Gaming, Inc., of all of the outstanding shares of Score Media and Gaming Inc. (the “Company”). We consent to the inclusion in the Information Circular of our fairness opinion dated August 4, 2021 (the “Fairness Opinion”) to the board of directors of the Company and to the references to our firm name and our Fairness Opinion in the Information Circular.

Yours truly,

(Signed) Greenhill & Co. Canada Ltd.

Greenhill & Co. Canada Ltd.
Toronto, Ontario
September 10, 2021

Appendix “A”
PLAN OF ARRANGEMENT

(See attached.)

A-1

PLAN OF ARRANGEMENT

Under Section 288 of the Business Corporations Act (British Columbia)

concerning

Score Media and Gaming Inc.

Article 1
INTERPRETATION

1.1	Definitions

For the purposes of this Plan of Arrangement, the following have the respective meanings set forth below:

“Accelerated Unvested Company Option” means that portion of each outstanding and unexercised Company Option that is unvested as of immediately prior to the Effective Time and (i) that is a Director Company Option or (ii) held by a Person who is party to an agreement with the Company or its Subsidiaries providing for the acceleration of such unvested Company Option in connection with the consummation of the Arrangement.

“Accelerated Unvested Company RSU” means that portion of each outstanding and unexercised Director Company RSU that is unvested as of immediately prior to the Effective Time.

“Affected Person” has the meaning set forth in Section 4.5(a);

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Amalco” means the entity formed on the amalgamation of MergerSub and the Company as contemplated in Section 3.1(j);

“Amalco Class A Shares” has the meaning set forth in Section 3.6(d);

“Amalco Special Voting Shares” has the meaning set forth in Section 3.6(d);

“Amalgamation” has the meaning set forth in Section 3.1(j);

“Arrangement” means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with this Plan of Arrangement and the Arrangement Agreement or made at the direction of the Court in accordance with the Final Order with the consent of the Company and Purchaser;

“Arrangement Agreement” means the Arrangement Agreement dated August 4, 2021 by and among the Company, Purchaser and Parent as same may be amended, modified or supplemented from time to time in accordance therewith, prior to the Effective Time, providing for, among other things, the Arrangement;

A-2

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement, to be considered at the Company Meeting, substantially in the form and content of Exhibit A of the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia);

“Broker” has the meaning set forth in Section 4.5(b)(i);

“Business Day” means any day other than the days on which banks in New York, New York or Toronto, Ontario are required or authorized to close;

“Callco” means 1317769 B.C. Ltd., a British Columbia corporation;

“Cash Portion of Consideration” means $17.00;

“Class A Shares” means the issued and outstanding Class A Subordinate Voting Shares in the capital of the Company;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Company” means Score Media and Gaming Inc., a corporation existing under the BCBCA;

“Company Meeting” has the meaning set forth in the Arrangement Agreement;

“Company Option” means any option, outstanding as of immediately prior to the Effective Time, exercisable to acquire one or more Class A Shares from the Company;

“Company Proxy Statement” has the meaning set forth in the Arrangement Agreement;

“Company RSU” means an award of restricted share units, with each restricted share unit corresponding on a one for one basis to a Class A Share;

“Company Securityholders” means Holders of Shares, Company Options and Company RSUs;

“Company Shareholders” means Holders of Shares;

“Consideration” means (i) in the case of a Company Shareholder who is an Eligible Holder who validly elects to receive Exchangeable Shares prior to the Election Deadline in accordance with this Plan of Arrangement, for each Share, 0.2398 of an Exchangeable Share and the Cash Portion of Consideration in cash, and (ii) in the case of each other Company Shareholder, for each Share, 0.2398 of a Parent Share and the Cash Portion of Consideration in cash.

“Consideration Shares” means the Parent Shares and the Exchangeable Shares to be issued pursuant to the Arrangement;

A-3

“Convertible Debenture” means the 8.00% convertible unsecured subordinated debenture of the Company due August 31, 2024 with an aggregate principal amount outstanding of C$24,718,804.37 as August 4, 2021.

“Court” means the Supreme Court of British Columbia;

“Current Market Price” means, in respect of a Parent Share on any date, the average closing price of a Parent Share on the NASDAQ during the period of twenty (20) consecutive trading days ending on the third (3rd) trading day immediately before such date or, if the Parent Shares are not then listed on the NASDAQ, on such other stock exchange or automated quotation system on which the Parent Shares are listed or quoted, as the case may be, as may be selected by the Purchaser Board for such purpose; provided, however, that if in the good faith opinion of the Purchaser Board the public distribution or trading activity of Parent Shares during such period does not reflect the fair market value of a Parent Share, then the “Current Market Price” of a Parent Share shall be determined by the Purchaser Board, based upon the advice of such qualified independent financial advisors as the Purchaser Board may in good faith deem to be appropriate; and provided further that any such selection, opinion or determination by the Purchaser Board shall be conclusive and binding, absent manifest error;

“Depositary” means Computershare Investor Services Inc. or a bank or trust company selected by Purchaser in its reasonable discretion and reasonably acceptable to the Company, which Depositary will perform the duties described in a depositary agreement in form and substance reasonably acceptable to the parties;

“Director Company Option” means a Company Option granted to an individual in his or her capacity as a non-employee director of the Company or any of its Subsidiaries.

“Director Company RSU” means a Company RSU granted to an individual in his or her capacity as a non-employee director of the Company or any of its Subsidiaries.

“Dissent Rights” has the meaning set forth in Section 5.1;

“Dissenting Shareholder” means any registered Company Shareholder as of the record date for the Company Meeting who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Shares;

“Effective Date” means the effective date of the Arrangement, being the date as the Company and Purchaser agree in writing;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time on the Effective Date as specified in writing by Purchaser and reasonably acceptable to the Company;

“Election Deadline” 5:00 p.m. (Toronto time) on the date of the Company Meeting;

“Eligible Holder” means a Company Shareholder that is: (a) a resident of Canada for purposes of the ITA and not exempt from tax under Part I of the ITA; or (b) a partnership, any member of which is a resident of Canada for purposes of the ITA and not exempt from tax under Part I of the ITA;

A-4

“Employee Company Option” means a Company Option granted to an individual in his or her capacity as an employee or director of the Company or any of its Subsidiaries that is not a Director Company Option;

“Employee Company RSU” means a Company RSU granted to an individual in his or her capacity as an employee or director of the Company or any of its Subsidiaries that is not a Director Company RSU;

“Equity Award Exchange Ratio” has the meaning set forth in Section 3.1(f);

“Exchange Ratio” means 0.2398;

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be in substantially the form set out in Appendix I to this Plan of Arrangement;

“Exchangeable Share Support Agreement” means an agreement to be made among Parent, Callco and Purchaser on the Effective Date and in connection with this Plan of Arrangement substantially in the form set out in Appendix II to this Plan of Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Exchangeable Shares” means the exchangeable shares in the capital of Purchaser having the rights, privileges, restrictions and conditions set forth in the Exchangeable Share Provisions;

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA approving the Arrangement as such order may be amended, modified, supplemented or varied by the Court at any time prior to the Effective Time with the consent of both the Company and Purchaser or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended on appeal at the direction of the Court (provided that any such amendment is acceptable to both the Company and Purchaser);

“Governmental Authority” means any nation or government or any agency, public or regulatory authority, taxing authority, self-regulatory organization (including stock exchanges), instrumentality, department, commission, court, arbitrator (public or private), ministry, tribunal or board of any nation, government or political subdivision or delegated authority thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal;

“Holders” means (a) when used with reference to the Shares, the holders thereof shown from time to time in the register of holders of Special Voting Shares and register of holders of Class A Shares maintained by or on behalf of the Company in respect of the Special Voting Shares and the Class A Shares and, where the context so provides, includes joint holders of such Shares, (b) when used with reference to the Company Options, the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of Company Options and (c) when used with reference to the Company RSUs, the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of the Company RSUs;

A-5

“Interim Order” means the interim order of the Court, as the same may be amended, modified, varied or supplemented with the consent of both the Company and Purchaser, in respect of the Arrangement;

“ITA” means the Income Tax Act (Canada);

“Law” means applicable statutes, common laws, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law or bylaws, in each case, of a Governmental Authority;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form(s) for use by registered Company Shareholders, in the form accompanying the Company Proxy Statement (which shall be reasonably acceptable to Purchaser), providing for the Company Shareholder's election with respect to the Consideration and which shall specify that delivery shall be effected, and risk of loss and title to the Share certificates shall pass, only upon proper delivery of the Share certificates (or effective affidavits of loss in lieu thereof) to the Depositary and which shall be in such form and have such other customary provisions as the Company may specify (which shall be reasonably acceptable to Purchaser);

“MergerSub” means a British Columbia corporation with nominal assets and share capital to be formed that will be a direct, wholly-owned subsidiary of Callco with the authorized capital of MergerSub consisting solely of common shares;

“NASDAQ” means the NASDAQ Global Select Market;

“Non-Employee Option” means a Company Option that is not an Employee Company Option or a Director Company Option;

“Non-Employee RSU” means a Company RSU that is not an Employee Company RSU or a Director Company RSU;

“Parent” means Penn National Gaming, Inc., a Pennsylvania corporation;

“Parent Share Reference Price” means the volume weighted averages of the trading price of the Parent Shares on the NASDAQ per day as displayed under the VWAP function on the “PENN US equity” Bloomberg page (or its equivalent successor if such page is not available) on each of the five (5) consecutive trading days commencing on the tenth (10th) trading day immediately before the Effective Date and ending on the sixth (6th) trading day immediately before the Effective Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events);

“Parent Shares” means the shares of common stock, $0.01 par value per share, of Parent;

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

A-6

“Purchaser” means 1317774 B.C. Ltd., a British Columbia corporation;

“Purchaser Board” means the board of directors of Purchaser;

“Purchaser Option” has the meaning set forth in Section 3.1(j)(vi);

“Purchaser RSU” has the meaning set forth in Section 3.1(j)(vii);

“Retraction Call Right” has the meaning ascribed thereto in the Exchangeable Share Provisions;

“Shares” means, collectively, the Class A Shares and the Special Voting Shares;

“Special Voting Shares” means the issued and outstanding Special Voting Shares in the capital of the Company;

“Subsidiary”, with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, (a) securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions or (b) more than 50% of the equity interests of the second Person;

“Tax” and “Taxes” have the meanings ascribed thereto in the Arrangement Agreement;

“Transfer Agent” means such Person as may from time to time be appointed by Purchaser as the registrar and transfer agent for the Exchangeable Shares; and

“U.S. Dollar Equivalent” means, in respect of any amount expressed in Canadian dollars (the “Canadian Dollar Amount”), the quotient obtained by dividing (i) the Canadian Dollar Amount by (ii) the “US Dollar” daily exchange rate published by the Bank of Canada on the Business Day immediately preceding the Effective Date or, in the event such daily exchange rate is not available, the Canadian dollar-U.S. dollar exchange rate on the Business Day immediately preceding the Effective Date, expressed in U.S. dollars, as may be determined by Parent (which shall be reasonably acceptable to the Company);

“Withholding Obligation” has the meaning set forth in Section 4.5(a).

1.2	Headings and References

The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3	Time Periods

Unless otherwise specified, time periods within, or following, which any payment is to be made, or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

A-7

1.4	Currency

All sums of money which are referred to in this Plan of Arrangement are expressed in the lawful currency of the United States unless otherwise specified.

1.5	Time

Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal and Election Form are to local time, Toronto, Ontario.

1.6	Construction

In this Plan of Arrangement:

(a)            unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b)            the word “including” or “includes” shall mean “including (or includes) without limitation”; and

(c)            any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.7	Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the BCBCA, and the Laws of the Province of British Columbia and other federal Laws of Canada applicable therein.

Article 2
PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1	Arrangement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2	Effectiveness

This Plan of Arrangement and the Arrangement will become effective, and will be binding, at and after the times referred to in Section 3.1 on: (a) the Company, (b) Purchaser, (c) Parent, (d) all Company Securityholders (including Dissenting Shareholders), (e) all holders of Exchangeable Shares, (f) the Depositary and (g) all other Persons, in each case without any further authorization, act or formality on the part of the Court or any Person from and after the Effective Time.

A-8

Article 3
THE ARRANGEMENT

3.1	Arrangement

Commencing immediately following the Effective Time, pursuant to the Arrangement, the following transactions shall occur and shall be deemed to occur in the order in which they appear without any further act or formality, effective as at five (5) minute intervals (in each case, unless otherwise specified):

(a)            Purchaser Loan. Purchaser shall advance, or shall cause to be advanced, an amount in cash equal to the sum of (i) the aggregate Vested Option Consideration payable in respect of Company Options pursuant to Section 3.1(b), and (ii) the aggregate amount payable in respect of all vested Company RSUs that are vested but have not been settled as of immediately prior to the Effective Time and Accelerated Unvested Company RSUs pursuant to Section 3.1(c) to the Company, or as directed by the Company, with the proceeds of such amount to be used by the Company, or on behalf of the Company, to satisfy its payment obligations pursuant to Sections 3.1(b) and 3.1(c), with such advance to be evidenced by a demand, non-interest bearing promissory note issued by the Company in favour of Purchaser; provided that in no case shall Purchaser be required to advance, or cause to be advanced, greater than $150 million pursuant to this Section 3.1(a) without Purchaser’s prior written consent.

(b)            Vested Portion of Company Options and Accelerated Unvested Company Options.

(i)	The portion of each outstanding and unexercised Company Option that is vested as of immediately prior to the Effective Time and each outstanding and unexercised Accelerated Unvested Company Option, shall without any action on the part of Parent, the Company, or the Holder thereof, be cancelled in consideration for the right of the Holder thereof to receive from the Company, within five (5) Business Days following the Effective Time, a cash payment equal to the Vested Option Consideration, without interest and less applicable withholding Taxes.

(ii)	For purposes of this Section 3.1(b):

(A)	“Vested Option Consideration” means a cash amount determined by the following formula:

[“A” minus “B”] multiplied by “C”.

Where

“A” equals the Per Share Value;

“B” equals the U.S. Dollar Equivalent per Share exercise price of such Company Option; and

“C” equals the number of Shares covered by (I) the vested portion of such Company Option immediately prior to the Effective Time or (II) such Accelerated Unvested Company Option, if any.

A-9

(B)	“Per Share Value” means the sum of (I) the Cash Portion of Consideration and (II) the product (rounded to the nearest cent) obtained by multiplying (x) the Exchange Ratio by (y) the Parent Share Reference Price.

(iii)	Notwithstanding Section 3.1(b)(i), all vested Employee Company Options outstanding as of the Effective Time that have a per Share exercise price equal to or exceeding the Per Share Value shall be treated in the same manner as the unvested Employee Company Options in accordance with Section 3.1(f).

(c)            Vested Portion of Company RSUs. The portion of each outstanding Company RSU that is vested but has not been settled as of immediately prior to the Effective Time and all Accelerated Unvested Company RSUs, shall without any action on the part of Parent, the Company, or the holder thereof, be cancelled in consideration for the right of the holder thereof to receive from the Company, within five (5) Business Days following the Effective Time, a cash payment equal to the Per Share Value, without interest and less applicable withholding Taxes, for each Class A Share subject to such vested Company RSU or Accelerated Unvested Company RSU.

(d)            Dissenting Shareholders. The outstanding Shares held by Dissenting Shareholders shall be deemed to be transferred by the Holders thereof to Purchaser without any further authorization, act or formality by such Holders, in consideration for the right to receive an amount determined and payable in accordance with Article 5, and

(i)	such Dissenting Shareholders shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to be paid fair value by Purchaser for such Shares as set out in Article 5;

(ii)	the names of such Dissenting Shareholders will be removed from the register of holders of Special Voting Shares and the register of holders of Class A Shares, as applicable; and

(iii)	Purchaser shall be deemed to be the legal and beneficial owner of such Shares so transferred, free and clear of all liens, charges, claims and encumbrances, and shall be recorded as the registered Holder thereof on the register of holders of Special Voting Shares and the register of holders Class A Shares, as applicable;

(e)            Shares. Each outstanding Share, other than Shares held by (A) Parent and Purchaser or any of their respective Subsidiaries and (B) Dissenting Shareholders described in Section 3.1(d), will be transferred by the Holders thereof to Purchaser without any further authorization, act or formality by such Holders, in exchange for the Consideration, in each case in accordance with the election or deemed election of such Holders pursuant to Section 3.2 and, subject to Section 3.4 and Section 3.5:

(i)	the Holders of such Shares shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to receive the Consideration in accordance with this Plan of Arrangement;

A-10

(ii)	the names of such Holders will be removed from the register of holders of Special Voting Shares and the register of holders of Class A Shares, as applicable; and

(iii)	Purchaser shall be deemed to be the legal and beneficial owner of such Shares so transferred, free and clear of all liens, charges, claims and encumbrances, and shall be recorded as the registered Holder thereof on the register of holders of Special Voting Shares and the register of holders of Class A Shares, as applicable, such that following the transactions contemplated by Section 3.1(d) and this Section 3.1(e), Purchaser shall be the legal and beneficial owner of 100% of the Shares other than Shares, if any, held by Parent or any of its Subsidiaries (other than Purchaser);

(f)            Unvested Employee Company Options. The portion of each outstanding and unexercised Employee Company Option that is unvested as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time and excluding all Accelerated Unvested Company Options) shall, without any action on the part of Parent, the Company, or the holder thereof, be exchanged solely for an option granted by Parent (a “Parent Option”) to purchase from Parent (i) that number of Parent Shares (rounded down to the nearest whole share) obtained by multiplying (A) the number of Class A Shares subject to the unvested portion of such Employee Company Option immediately prior to the Effective Time, by (B) the Equity Award Exchange Ratio, (ii) at a per share exercise price (rounded up to the nearest $0.01) equal to the quotient obtained by dividing (A) the U.S. Dollar Equivalent of the per share exercise price of such Employee Company Option by (B) the Equity Award Exchange Ratio. Each Parent Option shall otherwise be subject to substantially the same terms and conditions applicable to the corresponding Employee Company Option immediately prior to the Effective Time; provided that, it is intended that the provisions of subsection 7(1.4) of the ITA (and any corresponding provision of provincial tax legislation) shall apply to such exchange of Employee Company Options and, notwithstanding the foregoing, if, and to the extent, if any, determined by Parent to be necessary for such provision to apply, the exercise price of a resulting option to acquire Parent Shares (as otherwise determined) will be increased (and will be deemed always to have been increased) such that the amount, if any, by which the aggregate fair market value (as of the Effective Time) of the Parent Shares subject to the option exceeds the aggregate exercise price of the option (otherwise determined) immediately after the exchange does not exceed the amount, if any, by which the aggregate fair market value at that time of the Class A Shares subject to the option exceeds the aggregate exercise price of the option immediately before the exchange. For purposes of this Plan of Arrangement, “Equity Award Exchange Ratio” means the sum of (1) the Exchange Ratio, and (2) the quotient (rounded to four decimal places) of (a) the Cash Portion of Consideration, divided by (b) the Parent Share Reference Price. Except as otherwise set out in this Section 3.1(f), each Parent Option shall be governed by the terms and conditions of the option plan of the Company and any stock option agreement pursuant to which such Employee Company Option was granted (including, but not limited to, the term to expiry, conditions to and manner of exercising and vesting schedule), each as may be amended from time to time, with any adjustment deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 3.1(f);

A-11

(g)            Unvested Employee Company RSUs. Each outstanding Employee Company RSU that is unvested as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time and excluding all Accelerated Unvested Company RSUs) shall, without any action on the part of Parent, the Company, or the holder thereof, be exchanged solely for a restricted stock unit award granted by Parent (a “Parent RSU”) covering that number of whole Parent Shares (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (i) the total number of Class A Shares subject to such Employee Company RSU immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio. Each such Parent RSU shall otherwise be subject to substantially the same terms and conditions as applied to the corresponding Employee Company RSU immediately prior to the Effective Time; provided that, it is intended that the provisions of subsection 7(1.4) of the ITA (and any corresponding provision of provincial tax legislation) shall apply to such exchange of Employee Company RSUs and, notwithstanding the foregoing, if, and to the extent, if any, determined by Parent to be necessary for such provision to apply, the number of Parent RSUs (as otherwise determined) will be decreased (and will be deemed always to have been decreased) such that the amount, if any, by which the aggregate fair market value (as of the Effective Time) of the Parent Shares subject to the Parent RSU immediately after the exchange does not exceed the aggregate fair market value at that time of the Class A Shares subject to the Employee Company RSU immediately before the exchange;

(h)            Exchangeable Share Support Agreement. Contemporaneously with the step contemplated in Section 3.1(e), Parent, Callco and Purchaser shall execute the Exchangeable Share Support Agreement which, among other things, shall provide Parent and Callco, in addition to the rights contained in the Exchangeable Share Provisions (including, without limitation, the Retraction Call Right), the right to purchase Exchangeable Shares from the holders thereof (other than Parent and its Subsidiaries) upon the occurrence of certain events, as specified in the Exchangeable Share Support Agreement, and all holders of Exchangeable Shares shall be deemed to be parties to the Exchangeable Share Support Agreement as if they had executed such agreement;

(i)             Termination of Affiliate Agreement. The Fourth Amended And Restated Respective Rights Agreement among the Company, John Levy Family Holdings Ltd. and John Levy dated April 13, 2021 will be terminated; and

(j)             Amalgamation. At 5:00 pm (Toronto time) on the date that is two Business Days after the Company files an election to cease to be a “public corporation” for purposes of the ITA (which filing shall occur no later than five (5) Business Days following the Effective Date):

(i)	MergerSub and the Company shall amalgamate (the “Amalgamation”) to form Amalco with the same effect as if they were amalgamated under section 269 of the BCBCA;

(ii)	Pursuant to the Amalgamation, the separate legal existence of the Company will not cease and the Company will survive the amalgamation, as more fully described in Section 3.6;

(iii)	Pursuant to the Amalgamation and without limiting the foregoing, the separate legal existence of MergerSub will cease without MergerSub being liquidated or wound up, MergerSub and the Company will continue as one company, and the property of MergerSub (other than Shares held by MergerSub, if any, and any amounts owing by the Company to MergerSub) will become the property of Amalco;

(iv)	effective on the Amalgamation, each common share in the capital of MergerSub shall be converted into one fully paid and non-assessable common share in the capital of Purchaser and Callco shall be added to the applicable register of shareholders of Purchaser;

A-12

(v)	effective on the Amalgamation, each Class A Share shall be converted into one fully paid and non-assessable Amalco Class A Share and each Special Voting Share shall be converted into one fully paid and non-assessable Amalco Special Voting Share and the holders of the shares so converted shall be added to the applicable register of shareholders of Amalco;

(vi)	effective on the Amalgamation, the portion of each Non-Employee Option that is outstanding and unvested as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time), shall, without action on the part of Parent, Purchaser, Amalco, Callco, the Company, or the holder thereof and by virtue of the Arrangement and the Amalgamation, be assumed and converted into an option (a “Purchaser Option”) to purchase from Purchaser (i) that number of Exchangeable Shares obtained by multiplying (A) the number of Class A Shares subject to the unvested portion of such Non-Employee Option immediately prior to the Amalgamation, by (B) the Equity Award Exchange Ratio, (ii) at a per share exercise price (rounded up to the nearest cent) equal to the quotient obtained by dividing (A) the U.S. Dollar Equivalent of the per share exercise price of such Non-Employee Option immediately prior to the Amalgamation by (B) the Equity Award Exchange Ratio, as the only consideration for the disposition of the Non-Employee Option and each such Purchaser Option shall otherwise be subject to substantially the same terms and conditions applicable to the corresponding Non-Employee Option immediately prior to the Effective Time; and

(vii)	effective on the Amalgamation, each Non-Employee RSU that is outstanding as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time) shall, without any action on the part of Parent, Purchaser, Amalco, Callco, the Company or the holder thereof and by virtue of the Arrangement and the Amalgamation, be assumed and converted into a restricted stock unit award (a “Purchaser RSU”) creating a right to acquire the number of whole Exchangeable Shares (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (i) the total number of Class A Shares subject to such Non-Employee RSU immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio, as the only consideration for the disposition of the Non-Employee RSU and each such Purchaser RSU shall otherwise be subject to substantially the same terms and conditions as applied to the corresponding Non-Employee RSU immediately prior to the Effective Time.

3.2	Consideration Elections

With respect to the transfer and assignment of Shares pursuant to Section 3.1(e):

(a)           each Company Shareholder who is an Eligible Holder who is entitled to receive Consideration Shares under this Plan of Arrangement in the form of Parent Shares is entitled to elect to receive such Consideration Shares instead in the form of Exchangeable Shares;

A-13

(b)           the election provided for in Section 3.2(a) shall be made by a Company Shareholder who is an Eligible Holder by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Company Shareholder's election, together with certificates (if any) representing such Company Shareholder's Shares;

(c)           any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Company Shareholder; and

(d)           any Company Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 3.2 or of the Letter of Transmittal and Election Form, shall be deemed to have elected to receive Parent Shares.

3.3	Tax Election

Each beneficial owner of Shares who is an Eligible Holder, and who has validly elected (or for whom the registered holder has validly elected on such beneficial owner's behalf) to receive Exchangeable Shares shall be entitled to make an income tax election pursuant to subsection 85(1) of the ITA, or subsection 85(2) of the ITA if such beneficial owner is a partnership (and in each case, where applicable, the analogous provisions of provincial income tax Law), with respect to the transfer of its Shares to Purchaser and the receipt of Consideration in respect thereof by providing two signed copies of the necessary prescribed election form(s) (or equivalent information through an alternative document or platform, at Parent's discretion) to the Depositary within sixty (60) days following the Effective Date, duly completed with the details of the number of Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the ITA (and applicable provincial income tax Law), the forms will be signed by Purchaser and returned to such former beneficial owner of Shares within sixty (60) days after the receipt thereof by the Depositary for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such former beneficial owner. Purchaser will not be responsible for the proper completion of any election form and, except for Purchaser's obligation to return (within sixty (60) days after the receipt thereof by the Depositary) duly completed election forms which are received by the Depositary within sixty (60) days of the Effective Date, Purchaser will not be responsible for any taxes, interest or penalties resulting from the failure by a former beneficial owner of Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation).

3.4	Entitlement to Cash Consideration

In any case where the aggregate Cash Portion of Consideration payable to a particular Company Shareholder under the Arrangement would, but for this provision, include a fraction of $0.01, the cash consideration payable shall be rounded to the nearest $0.01.

3.5	No Fractional Shares

In no event shall any Company Shareholder be entitled to a fractional Parent Share or a fractional Exchangeable Share. Where the aggregate number of Parent Shares or Exchangeable Shares to be issued to a Company Shareholder as consideration under the Arrangement would result in a fraction of a Parent Share or an Exchangeable Share being issuable, the number of Parent Shares or Exchangeable Shares, as the case may be, to be received by such Company Shareholder shall be rounded down to the nearest whole Parent Share or Exchangeable Share, as the case may be. In lieu of any such fractional Parent Share or Exchangeable Share, each Company Shareholder entitled to a fractional interest in a Parent Share or an Exchangeable Share will be entitled to receive a cash payment equal to such fractional interest multiplied by the Parent Share Reference Price, rounded to the nearest $0.01.

A-14

3.6	Amalgamation of MergerSub and the Company

Pursuant to Section 3.1(j), MergerSub and the Company shall amalgamate to form Amalco under the BCBCA, with the effect described below, and, unless and until otherwise determined in the manner required by Law, the following shall apply:

(a)           Name. The name of Amalco shall be Score Media and Gaming Inc.

(b)          Registered Office. The registered office of Amalco shall be located in Vancouver, British Columbia. The address of the registered office shall be Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, BC V7X 1L3.

(c)           Business and Powers. There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise.

(d)           Authorized Share Capital. Amalco shall be authorized to issue an unlimited number of class A subordinate voting shares designated as “Class A Subordinate Voting Shares” (the “Amalco Class A Shares”), 5,556 special voting shares designated as “Special Voting Shares” (the “Amalco Special Voting Shares”) and an unlimited number of preference shares, issuable in series.

(e)           Share Provisions. Except as may be modified by this Section 3.6, (i) the Amalco Class A Shares shall have the same terms as the Class A Shares, (ii) the Amalco Special Voting Shares shall have the same terms as the Special Voting Shares and (iii) the Amalco preference shares shall have the same terms as the Company’s Preferred Shares.

(f)            Number of Directors. The number of directors of Amalco shall not be less than 1 and not more than 10, and otherwise as the shareholders of Amalco may from time to time determine by special resolution.

(g)           Initial Director. The initial director(s) of Amalco shall be: ●.

(h)           Restrictions on Transfer. Amalco’s securities, other than non-convertible debt securities, shall not be transferred without either: (i) the approval of the directors of Amalco passed at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors, or (ii) the approval of the holders of at least a majority of the shares of Amalco entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding, expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares, or alternatively (iii), if applicable, the restriction contained in security holders’ agreements.

(i)            By-laws. The by-laws of Amalco shall be the same as the by-laws of the Company.

A-15

(j)            First Annual General Meeting. The first annual general meeting of Amalco shall be held within 18 months from the Effective Date.

(k)          Capital. The capital of the issued and outstanding Amalco Class A Shares shall be equal to the capital of the issued and outstanding Class A Shares immediately before the Amalgamation. The capital of the issued and outstanding Amalco Special Voting Shares shall be equal to the capital of the issued and outstanding Special Voting Shares immediately before the Amalgamation.

(l)            Effect of Amalgamation. Upon the Amalgamation becoming effective:

(i)	the property of each of MergerSub and the Company shall continue to be the property of Amalco (other than Shares held by MergerSub, if any, and any amounts owing by (or to) the Company to (or by) MergerSub);

(ii)	Amalco shall continue to be liable for the obligations of MergerSub and the Company;

(iii)	all existing causes of action, claims or liabilities to prosecution with respect to MergerSub and the Company shall be unaffected;

(iv)	all civil, criminal or administrative actions or proceedings pending by or against MergerSub and the Company may be continued to be prosecuted by or against Amalco; and

(v)	all convictions against, or rulings, orders or judgments in favour of or against MergerSub and the Company may be enforced by or against Amalco.

(m)         U.S. Federal Income Tax Treatment. For U.S. federal income tax purposes, the exchange of the shares of the Company for shares of Amalco pursuant to the Amalgamation is intended to be treated as a recapitalization under Section 368(a)(1)(E) of the Code and/or an exchange to which Section 1036 of the Code applies.

Article 4
Exchange of Certificates and Delivery of Consideration

4.1	Delivery of Consideration

(a)           At or prior to the Effective Time, Parent or Purchaser shall deposit or cause to be deposited with the Depositary, for the benefit of each Company Shareholder, the cash, in U.S. dollars, Parent Shares and Exchangeable Shares to which each such Company Shareholder is entitled pursuant to Section 3.1(e), as applicable, upon the transfer of the Shares to Purchaser plus sufficient funds to satisfy any aggregate cash payment in lieu of fractional Parent Shares or Exchangeable Shares, which cash, Parent Shares and Exchangeable Shares shall be held by the Depositary, following the Effective Time, as agent and nominee for such former Company Shareholders for distribution to such former holders in accordance with the provisions of this Article 4.

A-16

(b)           Upon surrender by a Company Shareholder to the Depositary of a certificate which immediately prior to the Effective Time represented one or more Shares, together with a duly completed and executed Letter of Transmittal and Election Form and any other documents reasonably requested by Parent, Purchaser and the Depositary (or, if such Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Shares on a book-entry account statement, it being understood that any reference herein to “certificates” shall be deemed to include references to book-entry account statements relating to the ownership of Shares), the registered Holder of such surrendered certificate(s) of Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable after the Effective Time, the Consideration that such Company Shareholder has the right to receive pursuant to Section 3.1(e), less any amounts withheld pursuant to Section 4.5, and any certificate of Shares so surrendered shall forthwith be cancelled.

(c)           Until surrendered for cancelation as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented one or more Shares (other than Shares held by Parent, Purchaser or any of their respective Subsidiaries) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Consideration that the holder of such certificate is entitled to received in the manner contemplated by this Section 4.1, less any amounts withheld pursuant to Section 4.5.

(d)           In the event of the surrender of a certificate of Shares that is not registered in the transfer records of the Company under the name of the Person surrendering such certificate, the Consideration to which the registered Holder is entitled pursuant to Section 3.1 shall be paid to such a transferee if such certificate is presented to the Depositary and such certificate is duly endorsed or is accompanied by all documents required to evidence and effect such transfer and to evidence to the satisfaction of Purchaser that (i) any applicable stock transfer Taxes or any other Taxes required by reason of such payments being made in a name other than the registered Holder have been paid or (ii) no such Taxes are payable.

(e)           Any portion of the amount deposited with the Depositary (including any interest and other income resulting from any investment of the Depositary with respect to such amount) that remains unclaimed by the Holders and other eligible Persons in accordance with this Article 4 following one year after the Effective Time shall be delivered to Purchaser, and any Holder who has not previously complied with this Article 4 shall thereafter look only to Purchaser and Parent for, and, subject to Section 4.4, Purchaser and Parent shall remain liable for, payment of such Holder’s claim for payment under this Section 4.1.

4.2	Distributions with respect to Unsurrendered Certificates

(a)           No dividends or other distributions declared or made after the Effective Time with respect to Shares with a record date after the Effective Time shall be delivered to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 3.1.

(b)           No dividends or other distributions declared or made after the Effective Time with respect to Parent Shares or Exchangeable Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Shares that were transferred pursuant to Section 3.1 unless and until the holder of such certificate shall have complied with the provisions of Section 4.1 or Section 4.3. Subject to applicable Law and to Section 4.5, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Parent Shares or Exchangeable Shares.

A-17

4.3	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 3.1 is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration that such Holder has the right to receive in accordance with Section 3.1, deliverable in accordance with such Holder’s Letter of Transmittal and Election Form. When authorizing such exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Purchaser, the Company and the Depositary (each acting reasonably) or otherwise indemnify Purchaser, the Company and their respective Affiliates in a manner satisfactory to Purchaser (acting reasonably) against any claim that may be made against Purchaser, the Company or their respective Affiliates with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4	Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 3.1, and not duly surrendered, with all other instruments required by Section 4.1, on or prior to the sixth (6th) anniversary of the Effective Date shall cease to represent a claim or interest of any former Company Shareholder of any kind or nature against Parent, Purchaser, the Company or any of their respective Affiliates. On such date, all Consideration to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Parent or Purchaser, as applicable, by the Depositary and the Parent Shares and Exchangeable Shares forming part of the Consideration shall be deemed to be cancelled.

4.5	Withholding Rights

(a)           Notwithstanding anything to the contrary contained herein, each of Parent, Purchaser, Callco, the Company, the Depositary and any other Person that has any withholding obligation with respect to any amount paid or deemed paid hereunder (any such Person, an “Other Withholding Agent”) shall be entitled to deduct and withhold or direct Parent, Purchaser, Callco, the Company, the Depositary or any Other Withholding Agent to deduct and withhold on their behalf, from any consideration paid, deemed paid or otherwise deliverable to any Person hereunder (an “Affected Person”) such amounts as are required to be deducted or withheld with respect to such payment or deemed payment under the ITA, the Code or any provision of any federal, provincial, territorial, state, local or other Tax Law (a “Withholding Obligation”). To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Affected Person to whom such amounts would otherwise have been paid or deemed paid, and such deducted or withheld amounts shall be timely remitted to the appropriate Governmental Authority as required by applicable Law.

A-18

(b)           Parent, Purchaser, Callco, the Company, the Depositary and any Other Withholding Agent shall also have the right to:

(i)	withhold and sell, or direct Parent, Purchaser, Callco, the Company, the Depositary or any Other Withholding Agent to deduct and withhold and sell on their behalf, on their own account or through a broker (the “Broker”), and on behalf of any Affected Person; or

(ii)	require the Affected Person to irrevocably direct the sale through a Broker and irrevocably direct the Broker pay the proceeds of such sale to Parent, Purchaser, Callco, the Company, the Depositary or any Other Withholding Agent as appropriate (and, in the absence of such irrevocable direction, the Affected Person shall be deemed to have provided such irrevocable direction), such number of Parent Shares or Exchangeable Shares (or the Parent Shares exchanged therefor) delivered or deliverable to such Affected Person pursuant to this Plan of Arrangement or the Exchangeable Share Provisions as is necessary to produce sale proceeds (after deducting commissions payable to the Broker and other costs and expenses) sufficient to fund any Withholding Obligations. Any Exchangeable Shares to be sold in accordance with this Section 4.5 shall first be exchanged for Parent Shares in accordance with their terms and the Parent Shares delivered in respect of such Exchangeable Shares shall be sold. Any such sale of Parent Shares shall be affected on a public market and as soon as practicable following the Effective Date. Each of Parent, Purchaser, Callco, the Company, the Depositary, the Broker or any Other Withholding Agent, as applicable, shall act in a commercially reasonable manner in respect of any withholding obligation; however, none of Parent, Purchaser, Callco, the Company, the Depositary, the Broker or any Other Withholding Agent will be liable for any loss arising out of any sale of such Parent Shares, including any loss relating to the manner or timing of such sales, the prices at which the Parent Shares are sold or otherwise.

4.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any and all liens, charges, claims, encumbrances or other claims of third parties of any kind.

4.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all securities of the Company issued and outstanding prior to the Effective Time, including Shares, Company Options and Company RSUs; (b) the rights and obligations of the holders (registered or beneficial) of such securities, Parent, Purchaser, the Company and their respective affiliates, the Depositary and any transfer agent or other depositary therefor in relation to this Plan of Arrangement shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any securities of the Company are deemed to have been settled, compromised, released and determined without liability except as set forth herein.

A-19

Article 5
RIGHTS OF DISSENT

5.1	Rights of Dissent

Registered Holders of Shares as of the record date for the Company Meeting may exercise rights of dissent with respect to such Shares (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Sections 237 to 247 of the BCBCA as modified by the Interim Order and this Article 5; provided that, notwithstanding Subsection 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution referred to in Subsection 242(1)(a) of the BCBCA must be received by the Company c/o McCarthy Tétrault LLP, Suite 2400 – 745 Thurlow Street, Vancouver, B.C., V6E 0C5, Attention: Miranda Lam, not later than 11:00 a.m. (Toronto Time) on Thursday, October 7, 2021, or two (2) Business Days immediately prior to the Company Meeting (as it may be adjourned or postponed from time to time). Holders of Shares who duly exercise Dissent Rights and who:

(a)           are ultimately determined to be entitled to be paid by Purchaser fair value for their Shares shall: (i) be deemed to have transferred such Shares (free and clear of all liens, charges, claims and encumbrances) to Purchaser in accordance with, and as of the time stipulated in, Section 3.1(c); (ii) in respect of such Shares, be deemed to not have participated in the transactions in Article 3 (other than Section 3.1(c)); (iii) be entitled to be paid, subject to Section 4.5, the fair value of such Shares by Purchaser, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Company Meeting; and (iv) not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Arrangement had such Holders not exercised their Dissent Rights in respect of such Shares; or

(b)           are ultimately determined not to be entitled, for any reason, to be paid by Purchaser fair value for their Shares, shall be deemed to have participated in the Arrangement in respect of such Shares on the same basis and at the same time as a non-Dissenting Shareholder who did not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline (and shall be entitled to receive the Consideration from Purchaser in the same manner as such non-Dissenting Shareholders).

5.2	Recognition of Dissenting Shareholders

(a)            In no case shall the Company, Purchaser, Parent, the Depositary or any other Person be required to recognize such Dissenting Shareholders as registered or beneficial Holders of Shares in respect of which Dissent Rights are sought to be exercised after the time stipulated in Section 3.1(c), and the name of such Dissenting Shareholders shall be deleted from the register of Holders of Special Voting Shares or Class A Shares, as applicable, at the time stipulated in Section 3.1(c) and Purchaser shall be the holder of 100% of the Shares immediately following the completion of the transactions contemplated by Section 3.1.

(b)           In no circumstances shall Purchaser, Parent, the Company, the Depositary or any other Person be required to recognize a Person exercising Dissent Rights:

(i)	unless, as of the deadline for exercising Dissent Rights (as set forth in Section 5.1), such Person is the registered holder of those Shares in respect of which such Dissent Rights are sought to be exercised;

A-20

(ii)	if such Person has voted or instructed a proxy holder to vote such Shares in favor of the Arrangement Resolution; or

(iii)	unless such Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time.

(c)           In addition to any other restrictions in the Interim Order or the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, (ii) holders of Company RSUs or (iii) the holder of the Convertible Debenture (in each case, in their capacity as holders of Company Options, Company RSUs or the Convertible Debenture, as applicable).

Article 6
AMENDMENTS

6.1	Amendments

(a)           The Company, Purchaser and Parent reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) approved by the Company, Purchaser and Parent (subject to the Arrangement Agreement), in each case acting reasonably, (iii) if made following the Company Meeting, approved by the Court and (iv) communicated to Company Shareholders if and as required by the Court.

(b)           Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company, Purchaser or Parent at any time prior to or at the Company Meeting (provided that, in the case of any proposed amendment, modification and/or supplement proposed by Purchaser or Parent, the Company (subject to the Arrangement Agreement) shall have consented thereto and, in the case of any proposed amendment, modification and/or supplement proposed by the Company, Purchaser and Parent (subject to the Arrangement Agreement) shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Company Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)           Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to by each of the Company, Purchaser and Parent (in each case, acting reasonably) and (ii) if such consent is required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d)          Any amendment, modification or supplement to this Plan of Arrangement may be made following the Company Meeting without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that (A) it concerns a matter which, in the reasonable opinion of the Company, Purchaser and Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any holder of Shares, Company Options or Company RSUs or (ii) is an amendment contemplated in Section 6.1(e).

(e)          Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Holder.

A-21

Article 7
FURTHER ASSURANCES

7.1	Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

A-22

APPENDIX I

EXCHANGEABLE SHARE PROVISIONS

See attached.

A-23

PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES

The Exchangeable Shares of 1317774 B.C. Ltd. (the “Company”) shall have the following rights, privileges, restrictions and conditions:

1.	Interpretation

(a)	Definitions. For the purposes of these Exchangeable Share Provisions:

“affiliate” means, with respect to any person, any other person, directly or indirectly, controlling, controlled by, or under common control with, such person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise;

“Arrangement Agreement” means the arrangement agreement dated August 4, 2021 between Score Media and Gaming Inc., Parent and the Company, as amended, supplemented or otherwise modified from time to time in accordance with its terms;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Board of Directors” means the board of directors of the Company;

“Broker” has the meaning ascribed thereto in Section 13(c);

“Business Day” means any day other than the days on which banks in New York, New York or Toronto, Ontario are required or authorized to close;

“Callco” means 1317769 B.C. Ltd., a corporation existing under the Laws of the Province of British Columbia;

“Change of Law Call Right” has the meaning ascribed thereto in the Exchangeable Share Support Agreement;

“Common Shares” means the common shares in the capital of the Company;

“Current Market Price” means, in respect of a Parent Share on any date, the average closing price of a Parent Share on the NASDAQ during the period of twenty (20) consecutive trading days ending on the third (3rd) trading day immediately before such date or, if the Parent Shares are not then listed on the NASDAQ, on such other stock exchange or automated quotation system on which the Parent Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the reasonable opinion of the Board of Directors the public distribution or trading activity of Parent Shares during such period does not reflect the fair market value of a Parent Share, then the “Current Market Price” of a Parent Share shall be determined in good faith by the Board of Directors, based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate; and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding, absent manifest error;

A-24

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

“Exchangeable Share Consideration” means, with respect to each Exchangeable Share, for any acquisition of, redemption of or distribution of assets of the Company in respect of such Exchangeable Share, or purchase of such Exchangeable Share pursuant to these Exchangeable Share Provisions or the Exchangeable Share Support Agreement:

(i)	one Parent Share multiplied by the Exchangeable Share Exchange Ratio on the Business Day immediately preceding the date on which the Exchangeable Share Price in respect of the Exchangeable Share Consideration being delivered is calculated; plus

(ii)	a cheque or cheques payable at par at any branch of the bankers of the payor in the amount contemplated by clause (ii) and (iv) of the Exchangeable Share Price; plus

(iii)	such stock or other property contemplated by clause (iii) of the Exchangeable Share Price;

provided that (A) the part of the consideration which represents (iii) above shall be fully paid and satisfied by delivery of such non-cash items; (B) in each case, any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (C) in each case, any such consideration shall be paid without interest and less any Tax required to be deducted and withheld therefrom;

“Exchangeable Share Exchange Ratio” means, at any time and in respect of each Exchangeable Share, an amount equal to 1.00000, as at the Effective Date, as cumulatively adjusted from time to time thereafter by increasing the Exchangeable Share Exchange Ratio on each date after the Effective Date on which the board of directors of Parent pays any dividend or other distribution on the Parent Shares by an amount, rounded to the nearest five decimal places, equal to (a)(i) the amount of such dividend or other distribution (which, in the case of a non-cash dividend, shall equal the fair value as determined by the Board of Directors in good faith and in its sole discretion), expressed on a per Parent Share basis, multiplied (ii) by the Exchangeable Share Exchange Ratio in effect on the Business Day immediately preceding the record date set for such dividend or other distribution, divided by (b) the Current Market Price on the record date set for such dividend or other distribution, and any such adjustment shall be determined by the Board of Directors in good faith and in its sole discretion and any such determination by the Board of Directors shall be conclusive and binding; provided, however, that the Exchangeable Share Exchange Ratio shall only be so adjusted to the extent that the Board of Directors determines in good faith and in its sole discretion that the Company would be liable for any unrecoverable tax as a result of paying any such dividend or distribution in cash and determines to adjust the Exchangeable Share Exchange Ratio in lieu of paying an equivalent dividend or other distribution on the Exchangeable Shares in accordance with these Exchangeable Share Provisions;

A-25

“Exchangeable Share Price” means, at any time, for each Exchangeable Share, an amount equal to the aggregate of:

(i)	the Current Market Price of one Parent Share at such time multiplied by the Exchangeable Share Exchange Ratio on the Business Day immediately preceding the date on which the Exchangeable Share Price is calculated;

(ii)	the full amount of all cash dividends declared or, to the extent a cash dividend has been declared by Parent on the Parent Shares at such time for which a corresponding cash dividend on the Exchangeable Shares would be required to be, but has as not yet been, declared, undeclared (but only to the extent the Company has not taken one of the alternative actions permitted under these Exchangeable Share Provisions to account for such declaration by Parent), payable and unpaid, at such time, on such Exchangeable Shares;

(iii)	the full amount of all non-cash dividends declared, payable and unpaid, at such time, on such Exchangeable Share; and

(iv)	the full amount of all dividends declared and payable in respect of each Parent Share (as adjusted by the Exchangeable Share Exchange Ratio from time to time) which have not, at such time, been paid on such Exchangeable Share in accordance herewith or adjusted for under the Exchangeable Share Exchange Ratio;

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions set out herein;

“Exchangeable Share Support Agreement” means the agreement to be made among Parent, Callco and the Company at or prior to the issuance by the Company of any Exchangeable Shares, as the same may be amended, supplemented or otherwise modified from time to time in accordance the terms thereof;

“Exchangeable Shares” means the exchangeable shares in the capital of the Company, having the rights, privileges, restrictions and conditions set forth herein;

“Governmental Authority” means any nation or government or any agency, public or regulatory authority, taxing authority, self-regulatory organization (including stock exchanges), instrumentality, department, commission, court, arbitrator (public or private), ministry, tribunal or board of any nation, government or political subdivision or delegated authority thereof, in each case, whether foreign or domestic and whether national, supranational, multinational, federal, provincial, territorial, state, regional, local or municipal.

“Law” means applicable statutes, common laws, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law or bylaws, in each case, of a Governmental Authority;

A-26

“Liquidation Amount” has the meaning ascribed thereto in Section 5(a);

“Liquidation Call Right” has the meaning ascribed thereto in the Exchangeable Share Support Agreement;

“Liquidation Date” has the meaning ascribed thereto in Section 5(a);

“NASDAQ” means the NASDAQ Global Select Market or any successor exchange or other national securities exchange on which the Parent Shares are then listed;

“Other Corporation” has the meaning ascribed thereto in Section 11(c)(iii);

“Other Shares” has the meaning ascribed thereto in Section 11(c)(iii);

“Parent” means Penn National Gaming, Inc., a Pennsylvania corporation;

“Parent Extraordinary Transaction” means

(i)	any person acquiring, directly or indirectly, any voting security of Parent and, immediately after such acquisition, directly or indirectly owning, or exercises control and direction over, voting securities representing more than 50% of the total voting power of all of the then-outstanding voting securities of Parent;

(ii)	the shareholders of Parent approving a merger, consolidation, recapitalization or reorganization of Parent, other than any such transaction which would result in the holders of outstanding voting securities of Parent immediately prior to such transaction directly or indirectly owning, or exercising control and direction over, voting securities representing more than 50% of the total voting power of all of the voting securities of the surviving entity outstanding immediately after such transaction;

(iii)	the shareholders of Parent approving a liquidation of Parent;

(iv)	Parent selling or disposing of all or substantially all of its assets;

(v)	Parent distributing securities or other property, by way of dividend, distribution, reorganization, spin-off, split-off or other similar event, to all holders of Parent Shares that constitutes, prior to the date of distribution, businesses, securities or assets (including equity interests of affiliates or investees of Parent) with a fair market value (as determined by the board of directors of Parent in its good faith judgment) equal to 10% or more of the fair market value of, or that constitutes 10% or more of the revenue or assets of, Parent and its Subsidiaries, taken as a whole; or

(vi)	any other transaction or series of related transactions having a substantially similar effect;

“Parent Dividend Declaration Date” means the date on which the board of directors of Parent declares any dividend or other distribution on the Parent Shares;

A-27

“Parent Shares” means the shares of common stock, US$0.01 par value per share, of Parent;

“Parent Successor” has the meaning ascribed thereto in Section 12(b)(ii);

“person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Appendix A to the management information circular dated September 10, 2021 with respect to the special meeting of shareholders of Score Media and Gaming Inc. held on October 12, 2021, including any appendices thereto, and any amendments, modifications or supplements thereto made from time to time in accordance with its terms;

“Redemption Call Purchase Price” has the meaning ascribed thereto in the Exchangeable Share Support Agreement;

“Redemption Call Right” has the meaning ascribed thereto in the Exchangeable Share Support Agreement;

“Redemption Date” means the date, if any, established by the Board of Directors for the redemption by the Company of all but not less than all of the outstanding Exchangeable Shares, which date shall be (a) no later than the seventh (7th) anniversary of the Effective Date and (b) no earlier than the fifth (5th) anniversary of the Effective Date, unless, in the case of (b):

(i)	the aggregate number of Exchangeable Shares issued and outstanding (other than Exchangeable Shares held by Parent and its Subsidiaries) is less than 5% of the number of Exchangeable Shares issued and outstanding on the Effective Date (as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any stock or share dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the Board of Directors may accelerate such redemption date to such date prior to the fifth (5th) anniversary of the Effective Date as it may determine, upon at least thirty (30) days’ prior written notice to the holders of the Exchangeable Shares; or

(ii)	a Parent Extraordinary Transaction is proposed, in which case, provided the Board of Directors determines in good faith that it is not practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such Parent Extraordinary Transaction or that the redemption of all but not less than all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by Parent and its Subsidiaries) is necessary to enable the completion of such Parent Extraordinary Transaction in accordance with its terms, the Board of Directors may accelerate such redemption date to such date as it may determine, upon such number of days prior written notice to the holders of the Exchangeable Shares as the Board of Directors may determine to be reasonably practicable in such circumstances;

A-28

provided, however, that the accidental failure or omission to give any notice of redemption under clauses (i) or (ii) above to any of the holders of Exchangeable Shares shall not affect the validity of any such redemption;

“Redemption Price” has the meaning ascribed thereto in Section 7(a);

“Retracted Shares” has the meaning ascribed thereto in Section 6(a)(i);

“Retraction Call Notice” has the meaning ascribed thereto in Section 6(b)(i);

“Retraction Call Right” has the meaning ascribed thereto in Section 6(a)(i)(C);

“Retraction Call Right Purchase Price” has the meaning ascribed thereto in Section 6(b)(i);

“Retraction Date” has the meaning ascribed thereto in Section 6(a)(i);

“Retraction Price” has the meaning ascribed thereto in Section 6(a)(i);

“Retraction Request” has the meaning ascribed thereto in Section 6(a)(i);

“Seventh Anniversary Redemption” has the meaning ascribed thereto in Section 7(a);

“Subsidiary”, with respect to any person, means any other person of which the first person owns, directly or indirectly, (a) securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions or (b) more than 50% of the equity interests of the second person.

“Tax” means any and all national, supranational, multinational, federal, provincial, territorial, state, regional, local or municipal and other taxes, levies, premiums, excises, fees, assessments, imposts, duties, and other similar charges imposed, assessed, or collected by a Governmental Authority, whether disputed or not, (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (a) taxes imposed on, or measured by gross or net income, franchise, profits, receipts, gains, windfalls, capital, production, or recapture and (b) ad valorem, value added, capital gains, sales, goods and services, harmonized sales, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), government pension plan premiums or contributions, unemployment, employment insurance, health, employee health, worker’s compensation, education, utility, severance, disability, excise, stamp, documentary, registration, environmental, alternative or add-on minimum, occupation, premium, transfer, land transfer and estimated taxes and customs duties; and

A-29

“Transfer Agent” means Computershare Trust Company of Canada or such other person as may from time to time be appointed by the Company as the registrar and transfer agent for the Exchangeable Shares.

(b)	Interpretation Not Affected by Headings. The division of these Exchangeable Share Provisions into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to a “Section” followed by a number and/or a letter refer to the specified section of these Exchangeable Share Provisions.

(c)	Number and Gender. In these Exchangeable Share Provision, unless the context otherwise clearly requires, words used herein importing the singular include the plural and vice versa and words imparting any gender shall include all genders.

(d)	Date of Any Action. If any date on which any action is required to be taken hereunder by any person is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.

(e)	Currency. In these Exchangeable Share Provision, unless stated otherwise, all cash payments provided for herein shall be made in Canadian dollars.

2.	Ranking of Exchangeable Shares

The Exchangeable Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares: (a) with respect to the payment of dividends or other distributions as and to the extent provided in Section 3 and (b) with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs as and to the extent provided in Section 5.

3.	Dividends and Distributions

(a)	Dividends and Distributions. A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable Law and except as otherwise set forth in these Exchangeable Share Provisions, on each Parent Dividend Declaration Date, declare a dividend or other distribution on each Exchangeable Share:

(i)	in the case of a cash dividend or other distribution declared on the Parent Shares, in an amount in cash, payable in United States dollars, for each Exchangeable Share equal to the cash dividend or other distribution multiplied by the relevant Exchangeable Share Exchange Ratio declared on each Parent Share on the Parent Dividend Declaration Date;

(ii)	in the case of a stock or share dividend or other distribution declared on the Parent Shares to be paid in Parent Shares, by the issue or transfer by the Company of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of Parent Shares to be paid on each Parent Share; provided, however, that in no event may the Company, in lieu of such stock or share dividend or other distribution, elect to effect a dividend or distribution in the form of cash or property other than stock or shares; or

A-30

(iii)	in the case of a dividend or other distribution declared on the Parent Shares in property other than cash or Parent Shares, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent (as determined by the Board of Directors in accordance with Section 3(e)) and adjusted for the relevant Exchangeable Share Exchange Ratio to the type and amount of property declared as a dividend or other distribution on each Parent Share; and

such dividends or other distributions shall be paid out of money, assets or property of the Company properly applicable to the payment of dividends or other distributions, or out of authorized but unissued shares of the Company, as applicable; provided, that the Board of Directors may determine, in its sole discretion, to adjust the Exchangeable Share Exchange Ratio as provided herein in lieu of paying any such dividend or other distribution on the Exchangeable Shares, provided further, however, that the Exchangeable Share Exchange Ratio shall only be so adjusted to the extent that the Board of Directors determines in good faith and in its sole discretion that the Company would be liable for any unrecoverable tax as a result of paying any such dividend or distribution in cash. The holders of Exchangeable Shares shall not be entitled to any dividends or other distributions other than or in excess of the dividends or other distributions referred to in this Section 3(a).

(b)	Payments of Dividends and Distributions. Cheques of the Company payable at par at any branch of the bankers of the Company shall be issued in respect of any cash dividends or other distributions contemplated by Section 3(a)(i) and the sending of such cheque to each holder of an Exchangeable Share shall satisfy the cash dividend or other distribution represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares or written evidence of the book entry issuance or transfer to the registered holder of Exchangeable Shares shall be delivered in respect of any stock or share dividends or other distributions contemplated by Section 3(a)(ii), and the sending of such certificates or written evidence to each holder of an Exchangeable Share shall satisfy the stock or share dividend or other distribution represented thereby. Such other type and amount of property in respect of any dividends or other distributions contemplated by Section 3(a)(iii) shall be issued, distributed or transferred by the Company in such manner as it shall determine, and the issuance, distribution or transfer thereof by the Company to each holder of an Exchangeable Share shall satisfy the dividend or other distribution represented thereby. Subject to the requirements of applicable Law with respect to unclaimed property, no holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Company any dividend or other distribution that is represented by a cheque that has not been duly presented to the Company’s bankers for payment or that otherwise remains unclaimed for a period of six (6) years from the date on which such dividend was payable.

A-31

(c)	Record and Payment Dates. The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or other distribution declared on the Exchangeable Shares under Section 3(a) shall be the same dates as the record date and payment date, respectively, for the corresponding dividend or other distribution declared on the Parent Shares.

(d)	Partial Payment. If on any payment date for any dividends or other distributions declared on the Exchangeable Shares under Section 3(a) the dividends or other distributions are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends or other distributions that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Company shall have sufficient moneys, assets or property properly applicable to the payment of such dividends or other distributions.

(e)	Economic Equivalence. The Board of Directors shall determine, in good faith and in its sole discretion (with the assistance of such financial or other advisors as the Board of Directors may determine), “economic equivalence” for the purposes of the Exchangeable Share Provisions and each such determination shall be conclusive and binding on the Company and its shareholders. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(i)	in the case of any stock or share dividend or other distribution payable in Parent Shares, the number of such shares issued as a result of such stock or share dividend or other distribution in proportion to the number of Parent Shares previously outstanding;

(ii)	in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Parent Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Shares), the relationship between the exercise price of each such right, option or warrant, the number of such rights, options or warrants to be issued or distributed in respect of each Parent Share and the Current Market Price of a Parent Share, the price volatility of the Parent Shares and the terms of any such instrument;

(iii)	in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of Parent of any class other than Parent Shares, any rights, options or warrants other than those referred to in Section 3(e)(ii), any evidences of indebtedness of Parent or any assets of Parent), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Parent Share and the Current Market Price of a Parent Share;

(iv)	in the case of any subdivision, redivision or change of the then outstanding Parent Shares into a greater number of Parent Shares or the reduction, combination, consolidation or change of the then outstanding Parent Shares into a lesser number of Parent Shares or any amalgamation, merger, arrangement, reorganization or other transaction affecting the Parent Shares, the effect thereof upon the then outstanding Parent Shares; and

A-32

(v)	in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of Parent Shares as a result of differences between taxation Laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

4.	Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, the Company shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10:

(a)	pay any dividends or other distributions on the Common Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or other distributions, other than stock or share dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b)	redeem or purchase or make any capital distribution in respect of Common Shares or any other shares ranking equally with or junior to the Exchangeable Shares with respect to the payment of dividends or the distribution of the assets in the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs; or

(c)	issue any Exchangeable Shares or any other shares ranking equally with, or superior to, the Exchangeable Shares, other than, in each case, by way of stock or share dividends to the holders of such Exchangeable Shares;

provided, however, that the restrictions in this Section 4 shall not apply if, in connection with all dividends or other distributions declared and paid on the Parent Shares: (i) all dividends or other distributions on the outstanding Exchangeable Shares shall have been declared and paid in full on the Exchangeable Shares, (ii) the Exchangeable Share Exchange Ratio shall have been adjusted in accordance with these Exchangeable Share Terms, in each case, prior to or as at the date of any such event referred to in this Section 4.

5.	Liquidation

(a)	Liquidation Amount. Subject to applicable Laws and the due exercise by Parent or Callco of the Liquidation Call Right, in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled to receive from the assets of the Company in respect of each Exchangeable Share held by such holder on the effective date of such liquidation, dissolution, winding-up or other distribution (the “Liquidation Date”), before any distribution of any part of the assets of the Company among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares an amount per share (the “Liquidation Amount”) equal to the Exchangeable Share Price applicable on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by the Company delivering or causing to be delivered to such holder of Exchangeable Shares the Exchangeable Share Consideration representing the Liquidation Amount for each Exchangeable Share held by such holder; provided that, for the avoidance of doubt, upon such a liquidation, dissolution or winding-up of the Company, a holder of Exchangeable Shares shall still have the rights set forth in Section 6(a).

A-33

(b)	Payment of Liquidation Amount. In the case of a distribution pursuant to Section 5(a), and provided that the Liquidation Call Right has not been exercised by Parent or Callco, on or promptly after the Liquidation Date, the Company shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share, less any amounts withheld on account of Tax required to be deducted and withheld therefrom, upon presentation and surrender of a certificate or certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and the articles of the Company, as applicable, and such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require, at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares. Payment of the Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of such holder recorded in the securities register of the Company for the Exchangeable Shares or by holding for pick-up by such holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares, the Exchangeable Share Consideration such holder is entitled to receive pursuant to Section 5(a). On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and, from and after such date, shall not be entitled to exercise any of the rights of holders in respect thereof other than the right to receive their proportionate part of the aggregate Liquidation Amount, without interest, unless payment of the aggregate Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates and other required documents in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the Liquidation Amount has been paid in the manner hereinbefore provided. The Company shall have the right at any time after the Liquidation Date to transfer or cause to be issued or transferred to, and deposited in a custodial account with, any chartered bank or trust company the Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof, such Liquidation Amount to be held by such bank or trust company as trustee for and on behalf of, and for the use and benefit of, such holders. Upon such deposit being made, the rights of a holder of Exchangeable Shares as of the date of such deposit shall be limited to receiving its proportionate part of the aggregate Liquidation Amount for such Exchangeable Shares so deposited, without interest, and all dividends and other distributions with respect to the Parent Shares to which such holder is entitled with a record date on or after the date of such deposit and before the date of transfer of such Parent Shares to such holder (in each case less any amounts withheld on account of Tax required to be deducted and withheld therefrom) against presentation and surrender of the certificates for the Exchangeable Shares held by them in accordance with the foregoing provisions. Upon such payment or deposit of the Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Parent Shares delivered to them or the custodian on their behalf.

A-34

(c)	No Right to Participate in Further Distributions. After the Company has satisfied its obligations to pay the holders of the Exchangeable Shares the aggregate Liquidation Amount per Exchangeable Share pursuant to this Section 5, such holders shall not be entitled to share in any further distribution of the assets of the Company.

(d)	Required Approval. The liquidation, dissolution or winding up of the Company shall only be permitted with the favourable approval of the holders of the Exchangeable Shares given in accordance with Section 10(b).

6.	Retraction of Exchangeable Shares

(a)	Retraction at Option of Holder.

(i)	Subject to applicable Laws and the due exercise by Parent or Callco of the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time to require the Company to redeem or Parent to purchase (at the holder’s discretion) any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (the “Retraction Price”), which price shall be satisfied in full by the Company or Parent delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Price. A holder of Exchangeable Shares must give notice of a request to redeem or purchase, as applicable, by presenting and surrendering to the Company or Parent, as applicable, at the registered office of the Company or Parent, as applicable, or at any office of the Transfer Agent as may be specified by the Company or Parent, as applicable, by notice to the holders of the Exchangeable Shares, the certificate or certificates representing the Exchangeable Shares that such holder desires to have the Company or Parent redeem or purchase, as applicable, together with (A) such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and the articles of the Company, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and the Company or Parent, as applicable, may reasonably require and (B) a duly executed request (the “Retraction Request”) in the form of Appendix I hereto or in such other form as may be acceptable to the Company or Parent, as applicable:

(A)	specifying that such holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the “Retracted Shares”) redeemed by the Company or purchased by Parent, as applicable;

A-35

(B)	stating the Business Day on which the holder desires to have the Company redeem or Parent purchase, as applicable, the Retracted Shares (the “Retraction Date”), provided that the Retraction Date shall not be less than ten (10) Business Days nor more than fifteen (15) Business Days after the date on which the Retraction Request is received by the Company or Parent, as applicable, and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the fifteenth (15th) Business Day after the date on which the Retraction Request is received by the Company or Parent, as applicable; and

(C)	acknowledging the overriding right (the “Retraction Call Right”) of Parent and Callco to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to Parent or Callco in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price and on the other terms and conditions set out in Section 6(b).

(ii)	In the case of a redemption or purchase, as applicable, of Exchangeable Shares pursuant to this Section 6(a), upon receipt by the Company or Parent, as applicable, or the Transfer Agent in the manner specified in Section 6(a)(i) of a certificate or certificates representing the number of Exchangeable Shares which the holder desires to have the Company redeem or Parent purchase, as applicable, together with a duly executed Retraction Request and such additional documents and instruments specified in Section 6(a)(i) or that the Company or Parent, as applicable, may reasonably require, and provided that (A) the Retraction Request has not been revoked by the holder of such Retracted Shares in the manner specified in Section 6(a)(iv), and (B) neither Parent nor Callco has exercised the Retraction Call Right, the Company shall redeem or Parent shall purchase, as applicable, the Retracted Shares effective at the close of business on the Retraction Date. On the Retraction Date, the Company or Parent, as applicable, shall deliver or cause to be delivered to such holder, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or at the address specified in the Retraction Request or by holding for pick-up by the holder at the registered office of the Company or Parent, as applicable, or at any office of the Transfer Agent as may be specified by the Company or Parent, as applicable, by notice to the holders of the Exchangeable Shares, the Exchangeable Share Consideration representing the Retraction Price and such delivery of such Exchangeable Share Consideration by or on behalf of the Company or Parent, as applicable, by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Price to the extent that the same is represented by such Exchangeable Share Consideration, unless any cheque comprising part of such Exchangeable Share Consideration is not paid on due presentation. If only a part of the Exchangeable Shares represented by any certificate is redeemed or purchased, as applicable, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Company or Parent, as applicable. On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the aggregate Retraction Price in respect thereof, unless payment of the aggregate Retraction Price payable to such holder shall not be made upon presentation and surrender of share certificates and other required documents in accordance with the foregoing provisions, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of the certificates and payment of such aggregate Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Company or purchased by Parent, as applicable, shall thereafter be considered and deemed for all purposes to be a holder of the Parent Shares delivered to such holder.

A-36

(iii)	Notwithstanding any other provision of this Section 6, the Company shall not be obligated to redeem and Parent shall not be obligated to purchase, as applicable, Retracted Shares specified by a holder in a Retraction Request if and to the extent that such redemption or purchase of Retracted Shares, as applicable, would be contrary to solvency requirements or other provisions of applicable Laws. If the Company or Parent, as applicable believes, after due enquiry, that on any Retraction Date it would not be permitted by any of such provisions to redeem or purchase, as applicable, the Retracted Shares tendered for redemption or purchase, as applicable, on such date, and provided that neither Parent nor Callco has exercised the Retraction Call Right with respect to such Retracted Shares, the Company or Parent, as applicable, shall only be obligated to redeem or purchase, as applicable, Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed or purchased, as applicable, (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Company or purchased by Parent, as applicable. In any case in which the redemption by the Company or purchase by Parent, as applicable, of Retracted Shares would be contrary to solvency requirements or other provisions of applicable Laws, the Company shall redeem or Parent shall purchase, as applicable, Retracted Shares in accordance with Section 6(a)(ii) on a pro rata basis in proportion to the total number of Exchangeable Shares tendered for retraction and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Company, representing the Retracted Shares not redeemed by the Company or purchased by Parent, as applicable, pursuant to Section 6(a)(ii). If the Company or Parent, as applicable, would otherwise be obligated to redeem or purchase, as applicable, Retracted Shares pursuant to Section 6(a)(ii) but is not obligated to do so as a result of solvency requirements or other provisions of applicable Laws, the holder of any such Retracted Shares not redeemed by the Company or Parent pursuant to Section 6(a)(ii) as a result of solvency requirements or other provisions of applicable Laws shall be deemed, by delivery of the Retraction Request, to have instructed the Transfer Agent to require Parent or Callco to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Parent or Callco to such holder of the aggregate Retraction Price in respect of such Retracted Shares, all as more specifically provided for in the Exchangeable Share Support Agreement.

A-37

(iv)	A holder of Retracted Shares may, by notice in writing given by the holder to the Company or Parent, as applicable, before the close of business on the second (2nd) Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to Parent or Callco shall be deemed to have been revoked.

(v)	Notwithstanding any other provision of this Section 6(a), if:

(A)	the exercise of the rights of the holders of the Exchangeable Shares, or any of them, to require the Company to redeem, or Parent to purchase, as applicable, any Exchangeable Shares pursuant to this Section 6(a) on any Retraction Date would require listing particulars or any similar document to be issued in order to obtain the approval of the NASDAQ to the listing (subject to official notice of issuance) of the Parent Shares that would be required to be delivered to such holders of Exchangeable Shares in connection with the exercise of such rights; and

(B)	as a result of (A) above, it would not be practicable (notwithstanding the reasonable endeavours of Parent) to obtain such approvals in time to enable all or any of such Parent Shares to be admitted to listing by the NASDAQ (subject to official notice of issuance) when so delivered; the Retraction Date shall, notwithstanding any other date specified or otherwise deemed to be specified in any relevant Retraction Request, be deemed for all purposes to be the earlier of (1) the second Business Day immediately following the date the approvals referred to in Section 6(a)(v)(A) are obtained and (2) the date which is thirty (30) Business Days after the date on which the relevant Retraction Request is received by the Company or Parent, as applicable, and references in these Exchangeable Share Provisions to such Retraction Date shall be construed accordingly.

A-38

(b)	Retraction Call Rights.

(i)	In the event that a holder of Exchangeable Shares delivers a Retraction Request pursuant to Section 6(a), and subject to the limitations set forth in Section 6(a)(ii) (including that Callco shall only be entitled to exercise its Retraction Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which Parent has not exercised its Retraction Call Right), the Retraction Call Right will be available to each of Parent and Callco, notwithstanding the proposed redemption of the Exchangeable Shares by the Company or purchase of the Exchangeable Shares by Parent, as applicable, pursuant to Section 6(a), to purchase from such holder on the Retraction Date all but not less than all of the Retracted Shares held by such holder on payment by Parent or Callco, as the case may be, of an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (the “Retraction Call Right Purchase Price”), which price shall be satisfied in full by Parent or Callco, as the case may be, delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price. Upon the exercise of the Retraction Call Right in respect of Retracted Shares, the holder of such Retracted Shares shall be obligated to sell all of such Retracted Shares to Parent or Callco, as the case may be, on the Retraction Date on payment by Parent or Callco, as the case may be, of the aggregate Retraction Call Right Purchase Price in respect of such Retracted Shares as set forth in this Section 6(b)(i).

(ii)	Upon receipt by the Company or Parent, as applicable, of a Retraction Request, the Company or Parent, as applicable, shall immediately notify Callco or Parent and, in the event of receipt of a Retraction Request by the Company or Parent, as applicable, shall provide Callco or Parent with a copy of the Retraction Request. Callco shall only be entitled to exercise its Retraction Call Right with respect to those holders of Retracted Shares, if any, in respect of which Parent has not exercised its Retraction Call Right or in respect of which Parent has received the relevant Retraction Request and in respect of which Parent has not exercised its Retraction Call Right. In order to exercise its Retraction Call Right, Parent or Callco, as the case may be, must notify the Company or Parent, as applicable, and the Transfer Agent, as agent for the holders of the Exchangeable Shares, in writing of its determination to do so (a “Retraction Call Notice”) within five (5) Business Days after the Company or Parent, as applicable, notifies Callco or Parent and, solely in the event of receipt of a Retraction Request by the Company or Parent. If neither Parent nor Callco so notifies the Company or Parent, as applicable, within such five (5) Business Day period, the Company or Parent, as applicable, shall notify the holder as soon as possible thereafter that neither Callco nor Parent will exercise the Retraction Call Right. If one or both of Parent and Callco delivers a Retraction Call Notice within such five (5) Business Day period and duly exercises its Retraction Call Right in accordance with this Section 6(b)(ii), the obligation of the Company to redeem, or Parent to purchase, as applicable, the Retracted Shares shall terminate and, provided that the Retraction Request is not revoked by the holder of such Retracted Shares in the manner specified in Section 6(a)(iv), Parent or Callco, as the case may be, shall purchase from such holder and such holder shall sell to Parent or Callco, as the case may be, on the Retraction Date the Retracted Shares for an amount per share equal to the Retraction Call Right Purchase Price. Provided that the aggregate Retraction Call Right Purchase Price has been so deposited with the Transfer Agent as provided in Section 6(b)(iii), the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Company or purchase by Parent, as applicable, of such Retracted Shares shall take place on the Retraction Date.

A-39

(iii)	For the purpose of completing a purchase of Retracted Shares pursuant to the exercise of the Retraction Call Right, Parent or Callco, as the case may be, shall deliver or cause to be delivered to the holder of such Retracted Shares, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or at the address specified in the holder’s Retraction Request or by holding for pick-up by the holder at the registered office of the Company or Parent, as applicable, or at any office of the Transfer Agent as may be specified by the Company or Parent, as applicable, by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price to which such holder is entitled and such delivery of Exchangeable Share Consideration on behalf of Parent or Callco, as the case may be, shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Call Right Purchase Price to the extent that the same is represented by such Exchangeable Share Consideration, unless any cheque comprising part of such Exchangeable Share Consideration is not paid on due presentation.

(iv)	Holders of Exchangeable Shares shall have the rights and obligations, as applicable, in respect of the Retraction Call Right, the Liquidation Call Right, the Redemption Call Right and the Change of Law Call Right as described in Article 5 of the Exchangeable Share Support Agreement.

(v)	On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the aggregate Retraction Call Right Purchase Price in respect thereof, unless payment of the aggregate Retraction Call Right Purchase Price payable to such holder shall not be made upon presentation and surrender of share certificates and other required documents in accordance with the foregoing provisions, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Call Right Purchase Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of such aggregate Retraction Call Right Purchase Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so purchased by Parent or Callco, as the case may be, shall thereafter be considered and deemed for all purposes to be a holder of the Parent Shares delivered to such holder.

A-40

7.	Redemption of Exchangeable Shares

(a)	Redemption Amount. Subject to applicable Laws and the due exercise by Parent or Callco of the Redemption Call Right, the Company shall on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Parent and its Subsidiaries) for an amount per share (the “Redemption Price”) equal to the Exchangeable Share Price on the last Business Day prior to the Redemption Date, which price shall be satisfied in full by the Company delivering or causing to be delivered to each holder of Exchangeable Shares the Exchangeable Share Consideration for each Exchangeable Share held by such holder; provided that in the event that the Redemption Date is the seventh (7th) anniversary of the Effective Date (such redemption, the “Seventh Anniversary Redemption”), then Parent shall be required to purchase all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Parent and its Subsidiaries) for the Redemption Price equal to the Exchangeable Share Price on the last Business Day prior to the Redemption Date, which price shall be satisfied in full by Parent delivering or causing to be delivered to each holder of Exchangeable Shares the Exchangeable Share Consideration for each Exchangeable Share held by such holder, and each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by the holder to Parent on the Seventh Anniversary Redemption Date upon payment by Parent to such holder of the Exchangeable Share Price (payable in the form of Exchangeable Share Consideration), and the Company shall have no obligation to redeem, or to pay the redemption price otherwise payable by the Company in respect of the Exchangeable Shares so purchased.

(b)	Notice of Redemption. In the case of a redemption or purchase of Exchangeable Shares pursuant to Section 7(a), the Company or, in the case of the Seventh Anniversary Redemption, Parent shall, at least sixty (60) days before the Redemption Date (other than a Redemption Date established in connection with a Parent Extraordinary Transaction), send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Company or the purchase by Parent and/or Callco under the Redemption Call Right or, in the case of the Seventh Anniversary Redemption, the purchase by Parent, as the case may be, of the Exchangeable Shares held by such holder. In the case of a Redemption Date established in connection with a Parent Extraordinary Transaction, the written notice of the redemption by the Company or the purchase by Parent and/or Callco, as the case may be, of the Exchangeable Shares under the Redemption Call Right will be sent on or before the Redemption Date, on as many days’ prior written notice as may be determined by the Board of Directors to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right. In the case of any notice given in connection with a possible Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

A-41

(c)	Payment of Redemption Price. On or promptly after the Redemption Date, and provided that the Redemption Call Right has not been exercised by Parent or Callco, the Company or, in the case of the Seventh Anniversary Redemption, Parent shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed or purchased, as the case may be, the Redemption Price for each such Exchangeable Share, upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and the articles of the Company, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and the Company or, in the case of the Seventh Anniversary Redemption, Parent may reasonably require, at the registered office of the Company or, in the case of the Seventh Anniversary Redemption, Parent or at any office of the Transfer Agent as may be specified by notice to the holders of the Exchangeable Shares. Payment of the Redemption Price for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or by holding for pick-up by the holder at the registered office of the Transfer Agent as may be specified by the Company or, in the case of the Seventh Anniversary Redemption, Parent by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the Redemption Price. On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption or purchase shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof other than the right to receive each of their respective portion of the aggregate Redemption Price, without interest, unless payment of the aggregate Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the Redemption Price has been paid in the manner hereinbefore provided. The Company or, in the case of the Seventh Anniversary Redemption, Parent shall have the right at any time after the sending of notice of its intention to redeem or purchase the Exchangeable Shares as aforesaid to deposit or cause to be deposited the aggregate Redemption Price (in the form of Exchangeable Share Consideration) of the Exchangeable Shares so called for redemption or purchase, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption or purchase, in a custodial account with any chartered bank or trust company in Canada named in such notice and any interest earned on such deposit shall belong to the Company or, in the case of the Seventh Anniversary Redemption, Parent. Provided that such aggregate Redemption Price has been so deposited prior to the Redemption Date, on and after the Redemption Date, the Exchangeable Shares in respect of which such deposit shall have been made shall be redeemed or purchased and the rights of the holders thereof after the Redemption Date shall be limited to receiving, without interest, each of their respective portion of the aggregate Redemption Price for such Exchangeable Shares so deposited, against presentation and surrender of the certificates for the Exchangeable Shares held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the Redemption Price, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Parent Shares delivered to them or the custodian on their behalf.

A-42

8.	Voting Rights

Except as required by applicable Laws and by Section 5(d) and Section 10, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting. Without limiting the generality of the foregoing, the holders of the Exchangeable Shares shall not be entitled to class votes except as required by applicable Law. The holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of Parent or to vote at any such meeting.

9.	Specified Amount

The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the Income Tax Act (Canada) shall be an amount set out by the Company in a press release issued on or before the date that Exchangeable Shares are first issued.

10.	Amendment and Approval

(a)	Amendment. The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

(b)	Approval. Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares in accordance with applicable Laws shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable Laws subject to, in respect of any approval required by Section 5(d), Section 11 or Section 12, a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided, however, that if at any such meeting the holders of at least 10% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five (5) days thereafter and to such time and place as may be designated by the Chairman of such meeting. At such adjourned meeting, the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

A-43

11.	Reciprocal Changes, etc. in Respect of Parent Shares

(a)	Acknowledgement in Respect of Issuances or Distributions. Each holder of an Exchangeable Share acknowledges that the Exchangeable Share Support Agreement provides, in part, that Parent will not, except as provided in the Exchangeable Share Support Agreement, without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10(b):

(i)	issue or distribute Parent Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Shares) to the holders of all or substantially all of the then-outstanding Parent Shares by way of stock or share dividend or other distribution, other than an issue of Parent Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Shares) to holders of Parent Shares (A) who exercise an option to receive dividends in Parent Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Shares) in lieu of receiving cash dividends, or (B) pursuant to any dividend reinvestment plan or scrip dividend or similar arrangement;

(ii)	issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Parent Shares entitling them to subscribe for or to purchase Parent Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Shares); or

(iii)	issue or distribute to the holders of all or substantially all of the then outstanding Parent Shares:

(A)	shares or securities of Parent of any class other than Parent Shares (or securities convertible into or exchangeable for or carrying rights to acquire Parent Shares);

(B)	rights, options or warrants other than those referred to in Section 11(a)(ii) above;

(C)	evidence of indebtedness of Parent; or

(D)	assets of Parent;

unless, in each case, the Company issues or distributes the economic equivalent of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to holders of the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Parent in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement and the Plan of Arrangement.

(b)	Acknowledgement in Respect of Corporate Changes. Each holder of an Exchangeable Share acknowledges that the Exchangeable Share Support Agreement further provides, in part, that for so long as any Exchangeable Shares not owned by Parent or its Subsidiaries are outstanding, Parent will not without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10(b):

(i)	subdivide, redivide or change the then outstanding Parent Shares into a greater number of Parent Shares;

A-44

(ii)	reduce, combine, consolidate or change the then outstanding Parent Shares into a lesser number of Parent Shares; or

(iii)	reclassify or otherwise change the Parent Shares or effect an amalgamation, merger, arrangement, reorganization or other transaction affecting the Parent Shares;

unless, in each case, the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, the Exchangeable Shares; provided, however, that the above restrictions shall not apply to any securities issued or distributed by Parent in order to give effect to and to consummate the transactions contemplated by, and in accordance with the Arrangement Agreement and the Plan of Arrangement. The Exchangeable Share Support Agreement further provides, in part, that the aforesaid provisions of the Exchangeable Share Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10(b).

(c)	Successorship Transaction. Notwithstanding the foregoing provisions of this Section 11, in the event of a Parent Extraordinary Transaction:

(i)	in which Parent merges, combines or amalgamates with, or in which all or substantially all of the then outstanding Parent Shares are acquired by one or more other corporations to which Parent is, immediately before such merger, combination, amalgamation or acquisition, related within the meaning of the Income Tax Act (Canada) (otherwise than virtue of a right referred to in paragraph 251(5)(b) thereof);

(ii)	which does not result in an acceleration of the Redemption Date in accordance with Paragraph (ii) of the definition of such term in Section 1(a); and

(iii)	in which all or substantially all of the then outstanding Parent Shares are converted into or exchanged for shares or rights to receive such shares (the “Other Shares”) of another corporation (the “Other Corporation”) that, immediately after such Parent Extraordinary Transaction, owns or controls, directly or indirectly, Parent;

then all references herein to “Parent” shall thereafter be and be deemed to be references to “Other Corporation” and all references herein to “Parent Shares” shall thereafter be and be deemed to be references to “Other Shares” (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of shares pursuant to these Exchangeable Share Provisions or the Exchangeable Share Support Agreement including the exchange of such shares pursuant to the Exchangeable Share Support Agreement immediately subsequent to the Parent Extraordinary Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to these Exchangeable Share Provisions or the Exchangeable Share Support Agreement including the exchange of such shares pursuant to the Exchangeable Share Support Agreement had occurred immediately prior to the Parent Extraordinary Transaction and the Parent Extraordinary Transaction was completed) but subject to subsequent adjustments to reflect any subsequent changes in the share capital of the issuer of the Other Shares, including without limitation, any subdivision, consolidation or reduction of share capital, without any need to amend the terms and conditions of the Exchangeable Shares and without any further action required.

A-45

12.	Actions by the Company under Exchangeable Share Support Agreement

(a)	Actions by the Company. The Company will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by Parent, Callco and the Company with all provisions of the Exchangeable Share Support Agreement applicable to Parent, Callco and the Company, respectively, in accordance with the terms thereof including taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Company all rights and benefits in favour of the Company under or pursuant to such agreement.

(b)	Changes to the Exchangeable Share Support Agreement. The Company shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Exchangeable Share Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10(b) other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(i)	adding to the covenants of any or all of the other parties to the Exchangeable Share Support Agreement if the board of directors of each of Parent, Callco and the Company shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(ii)	evidencing the succession of successors to Parent either by operation of Law or agreement to the liabilities and covenants of Parent under the Exchangeable Share Support Agreement (“Parent Successors”) and the covenants of and obligations assumed by each such Parent Successor in accordance with the provisions of Article 3 of the Exchangeable Share Support Agreement;

(iii)	making such amendments or modifications not inconsistent with the Exchangeable Share Support Agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the board of directors of each of Parent, Callco and the Company, it may be expedient to make, provided that each such board of directors shall be of the good faith opinion, after consultation with counsel, that such amendments and modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

A-46

(iv)	making such changes in or corrections to the Exchangeable Share Support Agreement which, on the advice of counsel to Parent, Callco and the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the board of directors of each of Parent, Callco and the Company shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

13.	Legend; Call Rights; Withholding Rights; Tax Treatment

(a)	Legend. The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors with respect to the Exchangeable Share Support Agreement, including the provisions relating to the Liquidation Call Right, the Redemption Call Right and the Change of Law Call Right, and the Retraction Call Right.

(b)	Call Rights. Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Redemption Call Right, the Change of Law Call Right and the Retraction Call Right, in each case, in favour of Parent and Callco, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Parent and Callco as provided herein and in the Exchangeable Share Support Agreement.

(c)	Withholding Rights. Each of Parent, the Company, Callco, the Transfer Agent and any other Person that has any withholding obligation with respect to any amount paid, deemed paid or otherwise deliverable to any holder of Exchangeable Shares (any such Person, an “Other Withholding Agent”) shall be entitled to deduct and withhold or direct Parent, the Company, Callco, the Transfer Agent, or any Other Withholding Agent to deduct and withhold on their behalf, from any amount or consideration paid, deemed paid or otherwise deliverable to any holder of Exchangeable Shares such amounts as are required to be deducted or withheld with respect to such payment or deemed payment under the Income Tax Act (Canada) or United States Tax Laws or any provision of federal, provincial, territorial, state, local, foreign or other Tax Law, in each case, as amended or succeeded. Parent, the Company, Callco, the Transfer Agent, or any Other Withholding Agent may act and rely on the advice of counsel with respect to such matters. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes as having been paid to the holder of the Exchangeable Shares to whom such amounts would otherwise have been paid or deemed paid and such deducted or withheld amounts shall be timely remitted to the appropriate Governmental Authority as required by applicable Law. To the extent that the amount so required to be deducted or withheld from any payment or deemed payment to a holder exceeds the cash portion of the amount or consideration otherwise payable to the holder (such difference, a “Withholding Shortfall”), Parent, the Company, Callco, the Transfer Agent, and any Other Withholding Agent are hereby authorized to (A) (i) sell or otherwise dispose of, or direct Parent, the Company, Callco, the Transfer Agent or any Other Withholding Agent to sell or otherwise dispose of, on their own account or through a broker (the “Broker”) and on behalf of the relevant holder or (ii) require such holder to irrevocably direct the sale through a Broker and irrevocably direct the Broker pay the proceeds of such sale to Parent, the Company, Callco, the Transfer Agent or any Other Withholding Agent, as appropriate (and, in the absence of such irrevocable direction, the holder shall be deemed to have provided such irrevocable direction), such portion of the amount or consideration as is necessary to provide sufficient funds (after deducting commissions payable to the Broker and other costs and expenses) to Parent, the Company, Callco, the Transfer Agent or any Other Withholding Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and Parent, the Company, Callco, the Transfer Agent or any Other Withholding Agent, as the case may be, shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or (B) require such holder to deliver a Retraction Request for a number of Exchangeable Shares that would entitle such holder to net proceeds greater than or equal to the Withholding Shortfall and withhold the Withholding Shortfall from such net proceeds and remit to such holder any unapplied balance of the net proceeds. Each of Parent, Callco, the Company, the Transfer Agent, the Broker or any Other Withholding Agent, as applicable, shall act in a commercially reasonable manner in respect of any withholding obligation; however, none of Parent, the Company, Callco, the Transfer Agent, the Broker or any Other Withholding Agent, as applicable, will be liable for any loss arising out of any sale or other disposal of such consideration, including any loss relating to the manner or timing of such sale or other disposal, the prices at which the consideration is sold or otherwise disposed of or otherwise.

A-47

(d)	Tax Treatment. The Exchangeable Shares shall be treated as shares of Parent for all U.S. federal income tax purposes except to the extent otherwise required by “determination” within the meaning of Section 1313(a) of the Internal Revenue Code or 1986, as amended.

14.	Notices

(a)	Notices. Subject to applicable Laws, any notice, request or other communication to be given to the Company by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by first class mail (postage prepaid) or by personal delivery or delivery by courier to the registered office of the Company and addressed to the attention of the Secretary of the Company. Any such notice, request or other communication, if given by mail or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Company.

(b)	Certificates. Any presentation and surrender by a holder of Exchangeable Shares to the Company or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or the retraction or redemption of Exchangeable Shares shall be made by first class mail (postage prepaid) or by personal delivery or delivery by courier to the registered office of the Company or Parent, as applicable, or to such office of the Transfer Agent as may be specified by the Company or Parent, as applicable, in each case, addressed to the attention of the Secretary of the Company. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Company or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by first class mail (postage prepaid) shall be at the sole risk of the holder mailing the same.

A-48

(c)	Notice to Shareholders.

(i)	Subject to applicable Laws, any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Company shall be in writing and shall be valid and effective if given by first class mail (postage prepaid) or by personal delivery or delivery by courier to the address of the holder recorded in the register of shareholders of the Company or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Company pursuant thereto.

(ii)	In the event of any interruption of mail service immediately prior to a scheduled mailing or in the period following a mailing during which delivery normally would be expected to occur, the Company shall make reasonable efforts to disseminate any notice by other means, such as publication. Except as otherwise required or permitted by Law, if post offices in Canada are not open for the deposit of mail, any notice which the Company or the Transfer Agent may give or cause to be given hereunder will be deemed to have been properly given and to have been received by holders of Exchangeable Shares if it is published once in the national edition of The Globe and Mail and in a daily newspaper of general circulation in the French language in the City of Montreal, provided that if the national edition of The Globe and Mail is not being generally circulated, publication thereof will be made in the National Post or any other daily newspaper of general circulation published in the City of Toronto.

(iii)	Notwithstanding any other provisions of these Exchangeable Share Provisions, notices, other communications and deliveries need not be mailed if the Company determines that delivery thereof by mail may be delayed. Persons entitled to any deliveries (including certificates and cheques) which are not mailed for the foregoing reason may take delivery thereof at the office of the Transfer Agent to which the deliveries were made, upon application to the Transfer Agent, until such time as the Company has determined that delivery by mail will no longer be delayed. The Company will provide notice of any such determination not to mail made hereunder as soon as reasonably practicable after the making of such determination and in accordance with this Section 14(c). Such deliveries in such circumstances will constitute delivery to the persons entitled thereto.

A-49

15.	Disclosure of Interests in Exchangeable Shares

The Company shall be entitled to require any holder of an Exchangeable Share or any person whom the Company knows or has reasonable cause to believe holds any interest whatsoever in an Exchangeable Share to (a) confirm that fact, or (b) give such details as to whom has an interest in such Exchangeable Share, in each case as would be required (if the Exchangeable Shares were a class of “equity securities” of the Company) under section 5.2 of National Instrument 62-104 – Take-Over Bids and Issuer Bids of the Canadian securities regulatory authorities or as would be required under the articles of Parent or any Laws or regulations, or pursuant to the rules or regulations of any regulatory agency, if and only to the extent that the Exchangeable Shares were Parent Shares.

16.	Fractional Shares

In no event shall any holder of an Exchangeable Share be entitled to a fractional Parent Share. Where the aggregate number of Parent Shares to be issued to a holder of an Exchangeable Share upon the exchange, redemption or purchase of such holder’s Exchangeable Share pursuant to Articles 5, 6 or 7 would result in a fraction of a Parent Share being issuable the number of Parent Shares to be received by such holder shall be rounded down to the nearest whole Parent Share. In lieu of any such fractional Parent Share, any holder of an Exchangeable Share otherwise entitled to a fractional interest in a Parent Share will be entitled to receive a cash payment equal to such fractional interest multiplied by the Current Market Price, rounded down to the nearest whole cent, as part of the Exchangeable Share Consideration.

A-50

APPENDIX I
TO ANNEX A

RETRACTION REQUEST

[TO BE PRINTED ON EXCHANGEABLE SHARE CERTIFICATES]

To:	Penn National Gaming, Inc. (“Parent”)
And to:	1317769 B.C. Ltd. (“Callco”)
And to:	1317774 B.C. Ltd. (the “Company”)

This notice is given pursuant to Section 6 of the share provisions (the “Exchangeable Share Provisions”) attaching to the Exchangeable Shares of the Company represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Exchangeable Share Provisions have the meanings ascribed to such words and expressions in such Exchangeable Share Provisions.

The undersigned hereby notifies the Company and Parent that, subject to the Retraction Call Right referred to below, the undersigned desires to have: (select one)

☐	the Company redeem

☐	Parent purchase

in accordance with Section 6 of the Exchangeable Share Provisions: (select one)

☐	all share(s) represented by this certificate

☐	share(s) only represented by this certificate

The undersigned hereby notifies the Company or Parent, as applicable, that the Retraction Date shall be ________________.

NOTE: The Retraction Date must be a Business Day and must not be less than ten (10) Business Days nor more than fifteen (15) Business Days after the date upon which this notice is received by the Company or Parent, as applicable. If no such Business Day is specified above, the Retraction Date shall be deemed to be the fifteenth (15th) Business Day after the date on which this notice is received by the Company or Parent, as applicable.

The undersigned acknowledges the overriding Retraction Call Right of Callco and, in the case of a redemption by the Company, Parent to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to Parent and/or Callco, as applicable, in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price and on the other terms and conditions set out in Section 6(b) of the Exchangeable Share Provisions. If Parent or Callco, as applicable, does not exercise the Retraction Call Right, the Company or Parent, as applicable, will notify the undersigned of such fact as soon as possible. This Retraction Request, and this offer to sell the Retracted Shares to Parent or Callco, as applicable, may be revoked and withdrawn by the undersigned only by notice in writing given to the Company or Parent, as applicable, at any time before the close of business on the second (2nd) Business Day immediately preceding the Retraction Date.

A-51

In connection with a redemption of Retracted Shares by the Company, if applicable, the undersigned acknowledges that if, as a result of solvency provisions of applicable Law, the Company is unable to redeem all Retracted Shares, and provided that neither Parent nor Callco has exercised the Retraction Call Right with respect to the Retracted Shares, the Retracted Shares will be automatically exchanged pursuant to the Exchangeable Share Support Agreement so as to require Parent to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Parent, Callco and the Company that the undersigned: (select one)

☐	is

☐	is not

a resident of Canada for purposes of the Income Tax Act (Canada). THE UNDERSIGNED ACKNOWLEDGES THAT IN THE ABSENCE OF AN INDICATION THAT THE UNDERSIGNED IS A RESIDENT OF CANADA, WITHHOLDING ON ACCOUNT OF CANADIAN TAX MAY BE MADE FROM AMOUNTS PAYABLE TO THE UNDERSIGNED ON THE REDEMPTION OR PURCHASE OF THE RETRACTED SHARES.

The undersigned hereby represents and warrants to Parent, Callco and the Company that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Parent, Callco or the Company, as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐	Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which such certificates and cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

Note: This panel must be completed and this certificate, together with such additional documents and payments (including, without limitation, any applicable stamp taxes) as the Transfer Agent and the Company may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Company and the certificates for the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Securities or Cheque(s) Are to be Registered, Issued or Delivered (please print):

A-52

Street Address or P.O. Box:
Signature of Shareholder:
City, Province and Postal Code:
Signature Guaranteed by:

Note: If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of the Company represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of the Company, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

A-53

APPENDIX II

FORM OF EXCHANGEABLE SHARE SUPPORT AGREEMENT

See attached.

A-54

EXCHANGEABLE SHARE SUPPORT AGREEMENT

This EXCHANGEABLE SHARE SUPPORT AGREEMENT made as of ● among Penn National Gaming, Inc., a corporation existing under the laws of Pennsylvania (“Parent”), 1317769 B.C. Ltd., a corporation existing under the laws of the Province of British Columbia (“Callco”), and 1317774 B.C. Ltd., a corporation existing under the laws of the Province of British Columbia (the “Company”).

RECITALS:

A.	In connection with an arrangement agreement (the “Arrangement Agreement”) dated August 4, 2021 among Parent, the Company and Score Media and Gaming Inc. (“theScore”), as amended, the Company is to issue exchangeable shares (the “Exchangeable Shares”) to certain holders of Class A Subordinate Voting Shares and Special Voting Shares in the capital of theScore pursuant to an arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”) on the terms and conditions set out in the Plan of Arrangement (as defined in the Arrangement Agreement).

B.	Pursuant to the Arrangement Agreement, and as a step in the Plan of Arrangement, Parent, Callco and the Company are required to enter into an exchangeable share support agreement (the “Agreement”) and all holders of Exchangeable Shares shall be deemed to be parties to the Agreement as if they had executed such agreement.

C.	In connection with the Plan of Arrangement, it is necessary and advisable to provide Parent and Callco with the rights herein with respect to the Exchangeable Shares.

In consideration of the foregoing and the mutual agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the parties hereby agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

In this Agreement, each capitalized term used and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the “Exchangeable Share Provisions”) attaching to the Exchangeable Shares as set out in the articles of the Company, unless the context requires otherwise and the following terms shall have the following meanings:

“1933 Act” has the meaning set forth in Section 2.6(a);

“Automatic Exchange Right” has the meaning set forth in Section 3.10(b);

“Beneficiaries” means the registered holders from time to time of Exchangeable Shares, other than Parent, its Subsidiaries or the Company;

“Broker” has the meaning set forth in Section 3.11;

A-55

“Callco Note” has the meaning set forth in Section 6.1(b);

“Canadian Resident” means either (i) a person who, at the relevant time, is a resident of Canada for purposes of the Income Tax Act (Canada), or (ii) a partnership that is a "Canadian partnership" for purposes of the Income Tax Act (Canada);

“Change of Law” means any amendment to the Income Tax Act (Canada) and other applicable provincial income tax Laws that permits Canadian Resident holders of the Exchangeable Shares, who hold the Exchangeable Shares as capital property and deal at arm's length with Parent and the Company (all for the purposes of the Income Tax Act (Canada) and other applicable provincial income tax Laws), to exchange their Exchangeable Shares for Parent Shares on a basis that will not require such holders to recognize any income, gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the Income Tax Act (Canada) or applicable provincial income tax Laws;

“Change of Law Call Date” has the meaning set forth in Section 5.3(b);

“Change of Law Call Purchase Price” has the meaning set forth in Section 5.3(a);

“Change of Law Call Right” has the meaning set forth in Section 5.3(a);

“Equivalent Dividend” has the meaning set forth in Section 2.1(a)(i);

“Exchange Right” has the meaning set forth in Section 3.1(a);

“Insolvency Event” means (i) the institution by the Company of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of the Company to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, (ii) the filing by the Company of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), or the failure by the Company to contest in good faith any such proceedings commenced in respect of the Company within thirty (30) days of becoming aware thereof, or the consent by the Company to the filing of any such petition or to the appointment of a receiver, (iii) the making by the Company of a general assignment for the benefit of creditors, or the admission in writing by the Company of its inability to pay its debts generally as they become due or (iv) the Company not being permitted, pursuant to solvency requirements of applicable Law, to redeem any Retracted Shares pursuant to Section 6(a)(iii) of the Exchangeable Share Provisions specified in a retraction request delivered to the Company in accordance with Section 6 of the Exchangeable Share Provisions;

“Liquidation Call Purchase Price” has the meaning set forth in Section 5.1(a);

“Liquidation Call Right” has the meaning set forth in Section 5.1(a);

“Liquidation Event” has the meaning set forth in Section 3.10(a);

“Liquidation Event Effective Date” has the meaning set forth in Section 3.10(c);

A-56

“Offer” has the meaning set forth in Section 2.8;

“Other Corporation” has the meaning set forth in Section 4.4(c);

“Other Shares” has the meaning set forth in Section 4.4(c);

“Parent Successor” has the meaning set forth in Section 4.1(a);

“PIV” has the meaning set forth in Section 6.1(a);

“Redemption Call Purchase Price” has the meaning set forth in Section 5.2(a);

“Redemption Call Right” has the meaning set forth in Section 5.2(a);

“Registration Statement” has the meaning set forth in Section 2.6(a);

“Retracted Shares” has the meaning set forth in Section 3.7; and

“Withholding Shortfall” has the meaning set for thin Section 3.11.

1.2	Interpretation Not Affected by Headings

The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles and Sections are to Articles and Sections of this Agreement unless otherwise specified.

1.3	Number and Gender

Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

1.4	Date of any Action

If the date on which any action is required or permitted to be taken under this Agreement by a person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5	Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

A-57

Article 2
COVENANTS OF PARENT AND THE COMPANY

2.1	Covenants Regarding Exchangeable Shares

So long as any Exchangeable Shares not owned by Parent, its Subsidiaries or the Company are outstanding, Parent shall:

(a)	not take any action that will result in the declaration or payment of any dividend or make any other distribution on the Parent Shares unless:

(i)	the Company shall (A) simultaneously declare or pay, as the case may be, an equivalent dividend or other distribution economically equivalent thereto (as determined in accordance with the Exchangeable Share Provisions) on the Exchangeable Shares (an “Equivalent Dividend”), (B) in the case of a cash dividend or other distribution, receive sufficient money or other assets from Parent (through any intermediary entities) to enable the due declaration and the due and punctual payment, in accordance with applicable Law and the Exchangeable Share Provisions, of any such Equivalent Dividend and (C) in the case of a dividend or other distribution that is a stock or share dividend or a distribution of stock or shares, have sufficient authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable Law and the Exchangeable Share Provisions, of any such Equivalent Dividend; provided, however, for the avoidance of doubt, that in no event may the Company, elect to effect a dividend or other distribution that is a stock or share dividend or a distribution of stock or shares in the form of cash or property other than stock or shares;

(ii)	if the board of directors of the Company so chooses, in its sole discretion, as an alternative to taking any of the actions described in (i), the Company shall adjust the Exchangeable Share Exchange Ratio in accordance with the Exchangeable Share Provisions, provided, however, that the Exchangeable Share Exchange Ratio shall only be so adjusted to the extent that the Board of Directors determines in good faith and in its sole discretion that the Company would be liable for any unrecoverable tax as a result of taking any of the actions described in (i) and determines to adjust the Exchangeable Share Exchange Ratio in lieu of taking any such action;

(b)	advise the Company sufficiently in advance of the declaration by Parent of any dividend or other distribution on the Parent Shares and take all such other actions as are reasonably necessary or desirable, in co-operation with the Company, to ensure that the respective declaration date, record date and payment date for an Equivalent Dividend shall be the same as the declaration date, record date and payment date for the corresponding dividend or other distribution on the Parent Shares;

(c)	take all such actions and do all such things as are reasonably necessary or desirable to enable and permit the Company, in accordance with applicable Law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by the Company, as the case may be, including without limitation all such actions and all such things as are necessary or desirable to enable and permit the Company to deliver or cause to be delivered Parent Shares or other property to the holders of Exchangeable Shares in accordance with the provisions of Sections 5, 6 or 7, as the case may be, of the Exchangeable Share Provisions;

A-58

(d)	take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Parent or Callco, as the case may be, in accordance with applicable Law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right, the Change of Law Call Right or the Redemption Call Right, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Parent or Callco, as the case may be, to deliver or cause to be delivered Parent Shares or other property to the holders of Exchangeable Shares in accordance with the provisions of the Liquidation Call Right, the Retraction Call Right, the Change of Law Call Right or the Redemption Call Right, as the case may be;

(e)	take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Parent, in accordance with applicable Law, to perform its obligations in connection with a Retraction Request pursuant to Section 6 of the Exchangeable Share Provisions and a Seventh Anniversary Redemption pursuant to Section 7 of the Exchangeable Share Provisions, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Parent to deliver or cause to be delivered Parent Shares or other property to the holders of Exchangeable Shares in accordance with the provisions of Sections 6 and 7 of the Exchangeable Share Provisions; and

(f)	not exercise its vote as a shareholder of the Company to initiate the voluntary liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, without the prior written consent of the holders of the Exchangeable Shares as long as any Exchangeable Shares are outstanding.

2.2	Segregation of Funds

Parent will deposit a sufficient amount of funds in a separate account of Parent and segregate a sufficient amount of such other assets and property as is necessary to enable the Company to pay or otherwise satisfy its obligations with respect to the applicable dividend, Liquidation Amount, Retraction Price or Redemption Price, in each case once such amounts become payable under the terms of this Agreement or the Exchangeable Share Provisions. Once such amounts become payable, Parent will transfer such funds to the Company (through any intermediary entities) and the Company will use such funds, assets and property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

A-59

2.3	Reservation of Parent Shares

Parent hereby represents, warrants and covenants in favour of the Company and Callco that Parent has reserved for issuance and shall, at all times while any Exchangeable Shares are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of Parent Shares (or other shares or securities into which Parent Shares may be reclassified or changed as contemplated by Section 2.7):

(a)	as is equal to the sum of (i) the number of Exchangeable Shares issued and outstanding from time to time and (ii) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time; and

(b)	as are now and may hereafter be required to enable and permit each of Parent, Callco and the Company to meet its obligations under the Exchangeable Share Provisions, this Agreement and any other security or commitment relating to the Arrangement pursuant to which Parent may now or hereafter be required to issue or cause to be issued Parent Shares.

2.4	Notification of Certain Events

In order to assist Parent to comply with its obligations hereunder and to permit Parent or Callco to exercise, as the case may be, the Liquidation Call Right, the Retraction Call Right, the Change of Law Call Right or the Redemption Call Right, as applicable, the Company shall notify Parent and Callco of each of the following events at the time set forth below:

(a)	in the event of any determination by the board of directors of the Company to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Company or to effect any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, at least sixty (60) days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

(b)	promptly upon the earlier of (i) receipt by the Company of notice of, and (ii) the Company otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of the Company or to effect any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs;

(c)	immediately, upon receipt by the Company of a Retraction Request;

(d)	on the same date on which notice of redemption is given to holders of Exchangeable Shares, upon the determination of a Redemption Date in accordance with the Exchangeable Share Provisions;

(e)	as soon as practicable upon the issuance by the Company of any Exchangeable Shares or rights to acquire Exchangeable Shares (other than the issuance of Exchangeable Shares and rights to acquire Exchangeable Shares pursuant to the Arrangement); and

A-60

(f)	promptly, upon receiving notice of a Change of Law.

2.5	Delivery of Parent Shares

Upon notice from Callco or the Company of any event that requires Callco or the Company to deliver or cause to be delivered Parent Shares to any holder of Exchangeable Shares, Parent shall forthwith issue and deliver or cause to be delivered the requisite number of shares of Parent Shares for the benefit of Callco or the Company, as appropriate, and Callco or the Company, as the case may be, shall forthwith cause to be delivered the requisite number of Parent Shares to be received by or for the benefit of the former holder of the surrendered Exchangeable Shares. All such Parent Shares shall be duly authorized and validly issued as fully paid, non-assessable, free of preemptive rights and shall be free and clear of any lien, claim or encumbrance.

2.6	Qualification of Parent Shares

(a)	Parent covenants and agrees that it shall (i) file a registration statement (or a prospectus supplement thereto) on any form then available to Parent that is appropriate for a delayed or continuous offering of securities (including, without limitation, Forms S-3, S-1 or any successor form thereto) (the “Registration Statement”) under the U.S. Securities Act of 1933, as amended (the “1933 Act”) to register any and all of the Parent Shares to be issued or delivered to holders of the Exchangeable Shares by Parent or Callco (including pursuant to the Exchange Right or the Automatic Exchange Right), (ii) cause the Registration Statement to become effective substantially concurrently and in any event within one (1) Business Day of the date that any Exchangeable Shares are first issued, and (iii) cause the Registration Statement (or a successor or replacement Registration Statement) to remain effective at all times that any Exchangeable Shares remain outstanding. Without limiting the generality of the foregoing, Parent and Callco each covenant and agree that it will take all such actions and do all such things as are reasonably necessary or desirable to make such filings and seek such regulatory consents and approvals as are necessary so that the Parent Shares to be issued or delivered to holders of Exchangeable Shares by Parent or Callco pursuant to the terms of the Exchangeable Share Provisions and this Agreement will be offered, sold, issued and delivered in compliance with the 1933 Act and all applicable state securities Laws, and applicable securities Laws in Canada and will use commercially reasonable efforts to ensure that the Parent Shares will not be “restricted securities” within the meaning of Rule 144 under the 1933 Act or subject to any “hold period” resale restriction under National Instrument 45-102 – Resale of Securities of the Canadian securities regulatory authorities. Parent will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Parent Shares to be delivered to holders of Exchangeable Shares pursuant to the terms of the Exchangeable Share Provisions and this Agreement to be listed, quoted and posted for trading on all stock exchanges and quotation systems on which outstanding Parent Shares have been listed by Parent and remain listed and are quoted or posted for trading at such time.

A-61

(b)	Notwithstanding any other provision of the Exchangeable Share Provisions, or any term of this Agreement, no Parent Shares shall be issued (and Parent will not be required to issue any Parent Shares) in connection with any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any retraction, redemption or any other exchange, direct or indirect, of Exchangeable Shares, if such issuance of Parent Shares would not be permitted by applicable Laws.

2.7	Economic Equivalence

(a)	So long as any Exchangeable Shares not owned by Parent or its Subsidiaries are outstanding:

(i)	Parent shall not without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10(b) of the Exchangeable Share Provisions:

(A)	issue or distribute Parent Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Shares) to the holders of all or substantially all of the then outstanding Parent Shares by way of stock or share dividend or other distribution, other than an issue of Parent Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Shares) to holders of Parent Shares (1) who exercise an option to receive dividends in Parent Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Shares) in lieu of receiving cash dividends, or (2) pursuant to any dividend reinvestment plan or scrip dividend or similar arrangement; or

(B)	issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Parent Shares entitling them to subscribe for or to purchase Parent Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Shares); or

(C)	issue or distribute to the holders of all or substantially all of the then outstanding Parent Shares (1) shares or securities of Parent of any class other than Parent Shares (or securities convertible into or exchangeable for or carrying rights to acquire Parent Shares), (2) rights, options, warrants or other assets other than those referred to in Section 2.7(a)(i)(B), (3) evidence of indebtedness of Parent or (4) assets of Parent;

unless, in each case, the Company issues or distributes the economic equivalent of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to holders of the Exchangeable Shares including, without limitation, an adjustment to the Exchangeable Share Exchange Ratio in accordance with the terms of the Exchangeable Share Provisions; provided, however, that, the above restrictions shall not apply to any securities issued or distributed by Parent in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement and the Plan of Arrangement.

A-62

(ii)	Parent shall not without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10(b) of the Exchangeable Share Provisions:

(A)	subdivide, redivide or change the then outstanding Parent Shares into a greater number of Parent Shares;

(B)	reduce, combine, consolidate or change the then outstanding Parent Shares into a lesser number of Parent Shares; or

(C)	reclassify or otherwise change the Parent Shares or effect an amalgamation, merger, reorganization or other transaction affecting the Parent Shares;

unless, in each case, the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, the Exchangeable Shares; provided, however, that, the above restrictions shall not apply to any securities issued or distributed by Parent in order to give effect to and to consummate the transactions contemplated by, and in accordance with the Arrangement Agreement and the Plan of Arrangement.

(b)	The board of directors of the Company shall determine, in good faith and in its sole discretion (with the assistance of such financial or other advisors as the board of may determine), “economic equivalence” for the purposes of any event referred to in Section 2.7(a)(i) or Section 2.7(a)(ii) and each such determination shall be conclusive and binding on Parent. In making each such determination, the following factors shall, without excluding other factors determined by the board of directors of the Company to be relevant, be considered by the board of directors of the Company:

(i)	in the case of any stock or share dividend or other distribution payable in Parent Shares, the number of such shares issued as a result of such stock or share dividend or other distribution in proportion to the number of Parent Shares previously outstanding;

(ii)	in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Parent Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Shares), the relationship between the exercise price of each such right, option or warrant, the number of such rights, options or warrants to be issued or distributed in respect of each Parent Share and the Current Market Price of a Parent Share, the price volatility of the Parent Shares and the terms of any such instrument;

(iii)	in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of Parent of any class other than Parent Shares, any rights, options or warrants other than those referred to in Section 2.7(b)(ii), any evidences of indebtedness of Parent or any assets of Parent), the relationship between the fair market value (as determined by the board of directors of the Company in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Parent Share and the Current Market Price of a Parent Share;

A-63

(iv)	in the case of any subdivision, redivision or change of the then outstanding Parent Shares into a greater number of Parent Shares or the reduction, combination, consolidation or change of the then outstanding Parent Shares into a lesser number of Parent Shares or any amalgamation, merger, arrangement, reorganization or other transaction affecting the Parent Shares, the effect thereof upon the then outstanding Parent Shares; and

(v)	in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of Parent Shares as a result of differences between taxation Laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

(c)	The Company agrees that, to the extent required, upon due notice from Parent, the Company shall use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by the Company, or changes are made to the Exchangeable Shares, in order to implement the required economic equivalence with respect to the Parent Shares and Exchangeable Shares as provided for in this Section 2.7.

2.8	Tender Offers

In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Parent Shares (an “Offer”) is proposed by Parent or is proposed to Parent or its shareholders and is recommended by the board of directors of Parent, or is otherwise effected or to be effected with the consent or approval of the board of directors of Parent, and the Exchangeable Shares are not redeemed by the Company or purchased by Parent or Callco pursuant to the Redemption Call Right, Parent and the Company will use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares (other than Parent and its Subsidiaries) to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Parent Shares, without discrimination. Without limiting the generality of the foregoing, Parent and the Company will use reasonable efforts in good faith to ensure that holders of Exchangeable Shares may participate in each such Offer without being required to retract Exchangeable Shares as against the Company (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the rights of the Company to redeem, or Parent or Callco to purchase pursuant to the Redemption Call Right, Exchangeable Shares in the event of a Parent Extraordinary Transaction.

A-64

2.9	Parent and Subsidiaries Not to Vote Exchangeable Shares

Each of Parent and Callco covenants and agrees that it shall appoint and cause to be appointed proxyholders with respect to all Exchangeable Shares held by it and its Subsidiaries for the sole purpose of attending any meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Each of Parent and Callco further covenants and agrees that it shall not, and shall cause its Subsidiaries not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Exchangeable Share Provisions or pursuant to the provisions of the Business Corporations Act (British Columbia) (or any successor or other corporate statute by which the Company may in the future be governed) with respect to any Exchangeable Shares held by it or by its Subsidiaries in respect of any matter considered at any meeting of holders of Exchangeable Shares; provided however, for further clarity, that this Section 2.9 shall not in any way restrict the right of Parent or any of its Subsidiaries to vote their common shares of the Company.

2.10	Ordinary Market Purchases

Nothing contained in this Agreement, including without limitation the obligations of Parent contained in Section 2.8, shall limit the ability of Parent (or any of its affiliates) to make ordinary market or other voluntary purchases of Parent Shares, including by private agreement, in accordance with applicable Laws and regulatory or stock exchange requirements.

2.11	Ownership of Outstanding Shares

Without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10(b) of the Exchangeable Share Provisions, Parent covenants and agrees in favour of the Company that, as long as any outstanding Exchangeable Shares not owned by Parent or its Subsidiaries are outstanding, Parent will be and remain the direct or indirect beneficial owner of all issued and outstanding common shares in the capital of the Company and Callco. Notwithstanding the foregoing, Parent shall not be in violation of this Section 2.11 if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of Parent or the Parent Shares pursuant to any merger or similar transaction involving Parent pursuant to which Parent is not the surviving corporation.

2.12	Reimbursement by Parent

Parent shall reimburse the Company for, and indemnify and hold the Company harmless against, any expense or liability incurred by the Company with respect to the Exchangeable Shares.

Article 3
EXCHANGE AND AUTOMATIC EXCHANGE

3.1	Grant and Ownership of the Exchange Right and Automatic Exchange Right

(a)	Parent and, in the case of the Exchange Right, Callco hereby grant to the Company as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries (i) the right (the “Exchange Right”), upon the occurrence and during the continuance of an Insolvency Event, to require Parent or Callco to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by such Beneficiary and (ii) the Automatic Exchange Right, all in accordance with the provisions of this Agreement. Each of Parent and Callco hereby acknowledges receipt from the Company as bare trustee and agent for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Right by Parent or Callco, as the case may be, to the Company.

A-65

(b)	During the term of this Agreement, and subject to the terms and conditions of this Agreement, the Company shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Right and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Right, provided that the Company shall:

(i)	hold the Exchange Right and the Automatic Exchange Right and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(ii)	except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Right.

(c)	The obligations of Parent to issue Parent Shares pursuant to the Exchange Right or the Automatic Exchange Right are subject to all applicable Laws and regulatory or stock exchange requirements.

3.2	Legended Share Certificates

The Company shall cause each certificate representing Exchangeable Shares to bear a legend notifying the Beneficiary in respect of the Exchangeable Shares represented by such certificate of (a) his, her or its right to instruct the Company with respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by such Beneficiary and (b) the Automatic Exchange Right.

3.3	General Exercise of Exchange Right

The Exchange Right shall be and remain vested in and exercisable by the Company. The Company shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 3 from Beneficiaries entitled to instruct the Company as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Company shall not exercise or permit the exercise of the Exchange Right.

3.4	Purchase Price

The purchase price payable by Parent or Callco, as the case may be, for each Exchangeable Share to be purchased by Parent or Callco, as the case may be, pursuant to the exercise of the Exchange Right shall be an amount per share equal to the Exchangeable Share Price on the last Business Day prior to the day of the closing of the purchase and sale of such Exchangeable Share pursuant to such exercise of the Exchange Right, which price may be satisfied only by Parent or Callco, as the case may be, delivering or causing to be delivered the Exchangeable Share Consideration representing such Exchangeable Share Price. Upon payment by Parent or Callco, as the case may be, of the Exchangeable Share Price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of declared and unpaid dividends on each such Exchangeable Share by the Company and the Company shall cease to be obligated to pay any amount in respect of such dividends.

A-66

3.5	Exercise Instructions

Subject to the terms and conditions set forth herein, a Beneficiary shall be entitled upon the occurrence and during the continuance of an Insolvency Event, to instruct the Company to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary. In order to cause the Company to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of a Beneficiary, such Beneficiary shall deliver to the Company, in person or by certified or registered mail, at its principal office in Wyomissing, Pennsylvania or at such other place as the Company may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Parent or Callco to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of the Exchangeable Shares under the Business Corporations Act (British Columbia), the articles of the Company and such additional documents and instruments as Parent or the Company may reasonably require together with:

(a)	a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Beneficiary thereby instructs the Company to exercise the Exchange Right so as to require Parent or Callco to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Parent or Callco free and clear of all liens, claims, security interests and encumbrances, (iii) the names in which the certificates (or the electronic equivalent thereof) representing Parent Shares issuable in connection with the exercise of the Exchange Right are to be issued, and (iv) the names and addresses of the persons to whom such new certificates (or the electronic equivalent thereof) should be delivered; and

(b)	payment (or evidence satisfactory to Parent and the Company of payment) of the taxes (if any) payable as contemplated by Section 3.8 (or evidence satisfactory to Parent and the Company that no such taxes are payable);

provided that if only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Company are to be purchased by Parent or Callco pursuant to the exercise of the Exchange Right, a new certificate (or the electronic equivalent thereof) for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Company.

A-67

3.6	Delivery of Parent Shares; Effect of Exercise

Promptly after the receipt by the Company of the certificates representing the Exchangeable Shares which a Beneficiary desires Parent or Callco to purchase pursuant to the exercise of the Exchange Right, together with a notice of exercise and such other documents and instruments specified by Section 3.5, the Company shall notify Parent and Callco of its receipt of the same, which notice to Parent and Callco shall constitute exercise of the Exchange Right by the Company on behalf of such Beneficiary in respect of such Exchangeable Shares, and Parent or Callco, as the case may be, shall promptly thereafter deliver or cause to be delivered to the Company, for delivery to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary) the Exchangeable Share Consideration deliverable in connection with such exercise of the Exchange Right; provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to Parent, Callco and the Company of the payment of) the taxes (if any) payable as contemplated by Section 3.8 (or evidence satisfactory to Parent and the Company that no such taxes are payable). Immediately upon the giving of notice by the Company to Parent and Callco of any exercise of the Exchange Right, as provided in this Section 3.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred, and the Beneficiary of such Exchangeable Shares shall be deemed to have transferred to Parent or Callco, as the case may be, all of such Beneficiary’s right, title and interest in and to such Exchangeable Shares and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the total Exchangeable Share Consideration in respect of such Exchangeable Shares, unless such Exchangeable Share Consideration is not delivered by Parent or Callco, as the case may be, to the Company for delivery to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary) within five (5) Business Days of the date of the giving of such notice by the Company, in which case the rights of the Beneficiary shall remain unaffected until such Exchangeable Share Consideration is so delivered. Upon delivery of such Exchangeable Share Consideration to the Company, the Company shall promptly deliver such Exchangeable Share Consideration to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary). Concurrently with the closing of the transaction of purchase and sale contemplated by such exercise of the Exchange Right, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Parent Shares delivered to it pursuant to such exercise of the Exchange Right.

3.7	Exercise of Exchange Right Subsequent to Retraction

In the event that a Beneficiary has exercised its retraction right under Section 6 of the Exchangeable Share Provisions to require the Company to redeem any or all of the Exchangeable Shares held by the Beneficiary (the “Retracted Shares”) and is notified by the Company pursuant to Section 6(a)(iii) of the Exchangeable Share Provisions that the Company will not be permitted as a result of solvency requirements of applicable Law to redeem all such Retracted Shares, provided that neither Parent nor Callco shall have exercised its Retraction Call Right with respect to the Retracted Shares and that the Beneficiary shall not have revoked the retraction request delivered by the Beneficiary to the Company pursuant to Section 6(a)(iv) of the Exchangeable Share Provisions, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Company instructing the Company to exercise the Exchange Right with respect to those Retracted Shares that the Company is unable to redeem.

3.8	Stamp or Other Transfer Taxes

Upon any sale or transfer of Exchangeable Shares to Parent or Callco, as the case may be, pursuant to the exercise of the Exchange Right or the Automatic Exchange Right, the share certificate or certificates representing the Parent Shares to be delivered in connection with the payment of the purchase price therefor shall be issued in the name of the Beneficiary in respect of the Exchangeable Shares so sold or transferred or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold or transferred; provided, however, that such Beneficiary shall pay (and none of Parent, Callco, or the Company shall be required to pay) any documentary, stamp, transfer of other similar taxes or duties that may be payable in respect of any sale or transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary including, without limitation, in the event that Exchangeable Shares are being delivered, sold or transferred in the name of a clearing service or depositary or a nominee thereof.

A-68

3.9	Notice of Insolvency Event

As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, the Company shall give written notice thereof to Parent and shall mail to each Beneficiary a notice of such Insolvency Event in the form provided by Parent, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

3.10	Automatic Exchange on Liquidation of Parent

(a)	Parent shall give the Company written notice of each of the following events (each, a “Liquidation Event”) at the time set forth below:

(i)	in the event of any determination by the board of directors of Parent to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Parent or to effect any other distribution of assets of Parent among its shareholders for the purpose of winding up its affairs, at least thirty (30) days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii)	as soon as practicable following the earlier of (A) receipt by Parent of notice of, and (B) Parent otherwise becoming aware of any instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of Parent or to effect any other distribution of assets of Parent among its shareholders for the purpose of winding up its affairs, in each case where Parent has failed to contest in good faith any such proceeding commenced in respect of Parent within thirty (30) days of becoming aware thereof.

(b)	As soon as practicable following receipt by the Company from Parent of notice of a Liquidation Event, the Company shall give notice thereof to the Beneficiaries. Such notice shall be provided by Parent to the Company and shall include a brief description of the automatic exchange of Exchangeable Shares for Parent Shares provided for in Section 3.10(c) (the “Automatic Exchange Right”).

(c)	In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Parent Shares in the distribution of assets of Parent in connection with a Liquidation Event, immediately prior to the effective date (the “Liquidation Event Effective Date”) of a Liquidation Event, each of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Parent and its Subsidiaries) shall be automatically exchanged for the Exchangeable Share Consideration. To effect such automatic exchange, Parent shall purchase each such Exchangeable Share outstanding immediately prior to the Liquidation Event Effective Date, and each Beneficiary shall sell each Exchangeable Shares held by it at such time, free and clear of any lien, claim or encumbrance, for a purchase price per share equal to the Exchangeable Share Price immediately prior to the Liquidation Event Effective Date, which price shall be satisfied in full by Parent delivering to such holder the Exchangeable Share Consideration representing such Exchangeable Share Price. The Beneficiary shall upon delivery of the Exchangeable Share Consideration cease to have any rights to be paid by the Company any amount in respect of declared and unpaid dividends on the Exchangeable Shares.

A-69

(d)	The closing of the purchase and sale contemplated by any exercise of the Automatic Exchange Right shall be deemed to have occurred at the close of business on the Business Day immediately prior to the Liquidation Event Effective Date, and each Beneficiary shall be deemed to have transferred to Parent all of such Beneficiary’s right, title and interest in and to the Exchangeable Shares held by such Beneficiary free and clear of any lien, claim or encumbrance, any right of each such Beneficiary to receive declared and unpaid dividends from the Company shall be deemed to be satisfied and discharged, and each such Beneficiary shall cease to be a holder of such Exchangeable Shares and Parent shall deliver or cause to be delivered to the Beneficiary, the Exchangeable Share Consideration deliverable to such Beneficiary upon such exercise of the Automatic Exchange Right. Concurrently with each such Beneficiary ceasing to be a holder of Exchangeable Shares, such Beneficiary shall be considered and deemed for all purposes to be the holder of the Parent Shares included in the Exchangeable Share Consideration to be delivered to such Beneficiary and the certificates held by such Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Parent pursuant to the exercise of the Automatic Exchange Right shall thereafter be deemed to represent the Parent Shares issued to such Beneficiary by Parent pursuant to the exercise of the Automatic Exchange Right. Upon the request of any Beneficiary and the surrender by such Beneficiary of Exchangeable Share certificates deemed to represent Parent Shares, duly endorsed in blank and accompanied by such instruments of transfer as Parent may reasonably require, Parent shall deliver or cause to be delivered to such Beneficiary certificates representing the Parent Shares of which the Beneficiary is the holder.

A-70

3.11	Withholding Rights

Parent, Callco, the Company and any other Person that has any withholding obligation with respect to any dividend, distribution, price or other consideration otherwise payable under this Agreement or deemed to be paid to any holder of Exchangeable Shares or Parent Shares (any such Person, an “Other Withholding Agent”) shall be entitled to deduct and withhold from any dividend, distribution, price or other consideration otherwise paid under this Agreement or deemed to be paid to any holder of Exchangeable Shares or Parent Shares such amounts as are required to be deducted or withheld with respect to such payment or deemed payment under the Income Tax Act (Canada) or United States tax Laws or any provision of federal, provincial, territorial, state, local, foreign or other tax Law, in each case as amended or succeeded. Parent, Callco, the Company and any Other Withholding Agent may act and rely on the advice of counsel with respect to such matters. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction or withholding was made, and such deducted or withheld amounts shall be timely remitted to the appropriate taxing agency as required by applicable Law. To the extent that the amount so required to be deducted or withheld from any payment to a Beneficiary exceeds the cash portion of the consideration otherwise payable to the Beneficiary (such difference, a “Withholding Shortfall”), Parent, Callco, the Company and any Other Withholding Agent are hereby authorized to (A) (i) sell or otherwise dispose of, or direct Parent, Callco, the Company or any Other Withholding Agent to sell or otherwise dispose of, on their own account or through a broker (the “Broker”) and on behalf of the relevant holder or (ii) require such Beneficiary to irrevocably direct the sale through a Broker and irrevocably direct the Broker pay the proceeds of such sale to Parent, Callco, the Company or any Other Withholding Agent, as appropriate (and, in the absence of such irrevocable direction, the Beneficiary shall be deemed to have provided such irrevocable direction), such portion of the consideration as is necessary to provide sufficient funds (after deducting commissions payable to the Broker and other costs and expenses) to Parent, Callco, the Company or any Other Withholding Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and Parent, Callco, the Company or any Other Withholding Agent, as the case may be, shall notify the Beneficiary and remit to such Beneficiary any unapplied balance of the net proceeds of such sale or (B) require such holder to deliver a Retraction Request for a number of Exchangeable Shares that would entitle such holder to net proceeds greater than or equal to the Withholding Shortfall and withhold the Withholding Shortfall from such net proceeds and remit to such holder any unapplied balance of the net proceeds. Each of Parent, Callco, the Company, the Broker, or any Other Withholding Agent, as applicable, shall act in a commercially reasonable manner in respect of any withholding obligation; however, none of Parent, Callco, the Company, the Broker or any Other Withholding Agent, as applicable, will be liable for any loss arising out of any sale or other disposal of such consideration, including any loss relating to the manner or timing of such sale or other disposal, the prices at which the consideration is sold or otherwise disposed of or otherwise.

3.12	No Fractional Shares

A holder of an Exchangeable Share shall not be entitled to any fraction of a Parent Share upon the exercise of the Exchange Right or Automatic Exchange Right hereunder and no certificates representing any such fractional interest shall be issued and such holder otherwise entitled to a fractional interest shall be entitled to receive for such fractional interest from the Company, Parent or Callco, as the case may be, a cash payment equal to such fractional interest multiplied by the Current Market Price rounded down to the nearest cent.

3.13	Tax Treatment

The Parties agree to treat the Exchangeable Shares as shares of Parent for all U.S. federal income tax purposes except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Internal Revenue Code of 1986, as amended.

A-71

Article 4
PARENT SUCCESSORS

4.1	Certain Requirements in Respect of Combination, etc.

Subject to Section 7 of the Exchangeable Share Provisions and Article 5 hereof with respect to a Parent Extraordinary Transaction, so long as any Exchangeable Shares not owned by Parent or its Subsidiaries are outstanding, Parent shall not enter into any transaction (whether by way of reorganization, consolidation, arrangement, amalgamation, merger, business combination, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of an amalgamation, merger or combination, of the continuing corporation resulting therefrom, provided that it may do so if:

(a)	such other person or continuing corporation (the “Parent Successor”) by operation of Law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are necessary or advisable to evidence the assumption by the Parent Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Parent Successor to pay and deliver or cause to be paid and delivered the same and its agreement to observe and perform all the covenants and obligations of Parent under this Agreement; and

(b)	such transaction shall be upon such terms and conditions as to preserve and not to impair any of the rights, duties, powers and authorities of the other parties hereunder or the holders of the Exchangeable Shares.

4.2	Vesting of Powers in Successor

Whenever the conditions of Section 4.1 have been duly observed and performed, the parties, if required by Section 4.1, shall execute and deliver the supplemental agreement provided for in Section 4.1(a) and thereupon the Parent Successor and such other person that may then be the issuer of the Parent Shares shall possess and from time to time may exercise each and every right and power of Parent under this Agreement in the name of Parent or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of Parent or any officers of Parent may be done and performed with like force and effect by the directors or officers of such Parent Successor.

4.3	Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing (a) the amalgamation, merger or combination of any wholly-owned direct or indirect subsidiary of Parent (other than the Company or Callco) with or into Parent, (b) the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Parent (other than the Company or Callco), provided that all of the assets of such subsidiary are transferred to Parent or another wholly-owned direct or indirect subsidiary of Parent, (c) any other distribution of the assets of any wholly-owned direct or indirect subsidiary of Parent (other than the Company or Callco) among the shareholders of such subsidiary for the purpose of winding up its affairs, and (d) any such transactions are expressly permitted by this Article 4.

4.4	Successorship Transaction

Notwithstanding the foregoing provisions of this Article 4, in the event of a Parent Extraordinary Transaction:

(a)	in which Parent merges, combines or amalgamates with, or in which all or substantially all of the then outstanding Parent Shares are acquired by, one or more other corporations to which Parent is, immediately before such merger, combination, amalgamation or acquisition, “related” within the meaning of the Income Tax Act (Canada) (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof);

A-72

(b)	which does not result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of Redemption Date in the Exchangeable Share Provisions; and

(c)	in which all or substantially all of the then outstanding Parent Shares are converted into or exchanged for shares or rights to receive such shares (the “Other Shares”) of another corporation (the “Other Corporation”) that, immediately after such Parent Extraordinary Transaction, owns or controls, directly or indirectly, Parent;

then all references herein to “Parent” shall thereafter be and be deemed to be references to “Other Corporation” and all references herein to “Parent Shares” shall thereafter be and be deemed to be references to “Other Shares” (with appropriate adjustments if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions or this Agreement including the exchange of such shares pursuant to this Agreement immediately subsequent to the Parent Extraordinary Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions or this Agreement including the exchange of such shares pursuant to this Agreement had occurred immediately prior to the Parent Extraordinary Transaction and the Parent Extraordinary Transaction was completed) but subject to subsequent adjustments to reflect any subsequent changes in the share capital of the issuer of the Other Shares, including without limitation, any subdivision, consolidation or reduction of share capital, without any need to amend the terms and conditions of the Exchangeable Shares and without any further action required.

Article 5
CERTAIN RIGHTS OF PARENT AND CALLCO TO ACQUIRE EXCHANGEABLE SHARES

5.1	Liquidation Call Right

In addition to the rights contained in the Exchangeable Share Provisions, Parent and Callco shall have the following rights and obligations in respect of the Exchangeable Shares:

(a)	Subject to the proviso in Section 5.1(b) that Callco shall only be entitled to exercise the Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Parent has not exercised the Liquidation Call Right, Parent and Callco shall each have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, pursuant to the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Parent or any of its Subsidiaries) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by Parent or Callco, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of the Exchangeable Share Consideration) applicable on the last Business Day prior to the Liquidation Date (the “Liquidation Call Purchase Price”) in accordance with Section 5.1(c). In the event of the exercise of the Liquidation Call Right by Parent or Callco, as the case may be, each such holder of Exchangeable Shares (other than Parent and its Subsidiaries) shall be obligated to sell all of the Exchangeable Shares held by the holder to Parent or Callco, as the case may be, on the Liquidation Date upon payment by Parent or Callco, as the case may be, to such holder of the Liquidation Call Purchase Price (payable in the form of Exchangeable Share Consideration) for each such share, and the Company shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased.

A-73

(b)	Callco shall only be entitled to exercise the Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Parent has not exercised the Liquidation Call Right. To exercise the Liquidation Call Right, Parent or Callco, as the case may be, must notify the Transfer Agent, as agent for the holders of the Exchangeable Shares, and the Company of its intention to exercise such right (i) in the case of a voluntary liquidation, dissolution or winding-up of the Company or any other voluntary distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, at fifteen (15) Business Days before the Liquidation Date, or (ii) in the case of an involuntary liquidation, dissolution or winding-up of the Company or any other involuntary distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, at least five (5) Business Days before the Liquidation Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not Parent and/or Callco has exercised the Liquidation Call Right forthwith after the expiry of the period during which Parent or Callco may exercise the Liquidation Call Right. If Parent and/or Callco exercises the Liquidation Call Right, then on the Liquidation Date, Parent and/or Callco, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Parent or any of its Subsidiaries) will sell, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Liquidation Call Purchase Price (payable in the form of Exchangeable Share Consideration).

(c)	For the purposes of completing the purchase and sale of the Exchangeable Shares pursuant to the exercise of the Liquidation Call Right, Parent or Callco, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Liquidation Date, the Exchangeable Share Consideration representing the aggregate Liquidation Call Purchase Price for all holders of the Exchangeable Shares (other than Parent and its Subsidiaries), less any amounts withheld pursuant to Section 3.11. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the holders of the Exchangeable Shares (other than Parent and its Subsidiaries) shall cease to be holders of the Exchangeable Shares on and after the Liquidation Date and, from and after such date, shall not be entitled to exercise any of the rights of holders in respect thereof other than the right to receive their proportionate part of the aggregate Liquidation Call Purchase Price, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Parent Shares which such holder is entitled to receive. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and the articles of the Company, as applicable, and such additional documents, instruments and payments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive, in exchange therefor, and the Transfer Agent on behalf of Parent or Callco, as the case may be, shall deliver to such holder the Exchangeable Share Consideration such holder is entitled to receive.

A-74

(d)	If neither Parent nor Callco notifies the Transfer Agent and the Company in accordance with Section 5.1(b) of its intention to exercise the Liquidation Call Right in the manner and timing described above, each holder of Exchangeable Shares will, at the holder’s discretion, be entitled to demand (by way of notice given to the Company or Parent) that Parent exercise (or cause Callco to exercise) the Liquidation Call Right in respect of the shares covered by the notice.

5.2	Redemption Call Right

In addition to the rights contained in the Exchangeable Share Provisions, Parent and Callco shall have the following rights and obligations in respect of the Exchangeable Shares:

(a)	Subject to the proviso in Section 5.2(b) that Callco shall only be entitled to exercise the Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Parent has not exercised the Redemption Call Right (other than in the case of a Seventh Anniversary Redemption, with respect to which Callco shall always be entitled to exercise the Redemption Call Right), and notwithstanding the proposed redemption of the Exchangeable Shares by the Company pursuant to the Exchangeable Share Provisions, Parent and Callco shall each have the overriding right (the “Redemption Call Right”) to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Parent or any of its Subsidiaries) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by Parent or Callco, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of the Exchangeable Share Consideration) applicable on the last Business Day prior to the Redemption Date (the “Redemption Call Purchase Price”) in accordance with Section 5.2(c). In the event of the exercise of the Redemption Call Right by Parent or Callco, as the case may be, each such holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by the holder to Parent or Callco, as the case may be, on the Redemption Date upon payment by Parent or Callco, as the case may be, to such holder of the Redemption Call Purchase Price (payable in the form of Exchangeable Share Consideration), and the Company shall have no obligation to redeem, or to pay the redemption price otherwise payable by the Company in respect of the Exchangeable Shares so purchased.

A-75

(b)	Callco shall only be entitled to exercise the Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Parent has not exercised the Redemption Call Right, other than in the case of a Seventh Anniversary Redemption with respect to which Callco shall always be entitled to exercise the Redemption Call Right. To exercise the Redemption Call Right, Parent or Callco, as the case may be, must notify the Transfer Agent, as agent for the holders of the Exchangeable Shares, and the Company of its intention to exercise such right (i) in the case of a redemption occurring in connection with a Parent Extraordinary Transaction, on or before the Redemption Date, and (ii) in any other case, at least fifteen (15) Business Days before the Redemption Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not Parent and/or Callco has exercised the Redemption Call Right forthwith after the expiry of the period during which Parent or Callco may exercise the Redemption Call Right. If Parent and/or Callco exercises the Redemption Call Right, Parent and/or Callco, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Parent or any of its Subsidiaries) will sell, on the Redemption Date, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Redemption Call Purchase Price (payable in the form of Exchangeable Share Consideration).

(c)	For the purposes of completing the purchase and sale of the Exchangeable Shares pursuant to the exercise of the Redemption Call Right, Parent or Callco, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Redemption Date, the Exchangeable Share Consideration representing the aggregate Redemption Call Purchase Price less any amounts withheld pursuant to Section 3.11. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the holders of the Exchangeable Shares (other than Parent and its Subsidiaries) shall cease to be holders of the Exchangeable Shares on and after the Redemption Date and, from and after such date, shall not be entitled to exercise any of the rights of holders in respect thereof other than the right to receive their proportionate part of the aggregate Redemption Call Purchase Price, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of the Parent Shares which such holder is entitled to receive. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and the articles of the Company, as applicable, and such additional documents, instruments and payments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive, in exchange therefor, and the Transfer Agent on behalf of Parent or Callco, as the case may be, shall deliver to such holder the Exchangeable Share Consideration such holder is entitled to receive.

(d)	If neither Parent nor Callco notifies the Transfer Agent and the Company in accordance with Section 5.2(b) of its intention to exercise the Redemption Call Right in the manner and timing described above, each holder of Exchangeable Shares will, at the holder’s discretion, be entitled to demand (by way of notice given to the Company or Parent) that Parent exercise (or cause Callco to exercise) the Redemption Call Right in respect of the shares covered by the notice.

A-76

5.3	Change of Law Call Right

In addition to the rights contained in the Exchangeable Share Provisions, Parent and Callco shall have the following rights and obligations in respect of the Exchangeable Shares:

(a)	Subject to the proviso in Section 5.3(b) that Callco shall only be entitled to exercise the Change of Law Call Right with respect to those Exchangeable Shares, if any, in respect of which Parent has not exercised the Change of Law Call Right, Parent and Callco shall each have the overriding right (the “Change of Law Call Right”), in the event of a Change of Law, to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Parent or any of its Subsidiaries) on the Change of Law Call Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by Parent or Callco, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of the Exchangeable Share Consideration) applicable on the last Business Day prior to the Change of Law Call Date (the “Change of Law Call Purchase Price”) in accordance with Section 5.3(c). In the event of the exercise of the Change of Law Call Right by Parent or Callco, as the case may be, each such holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by the holder to Parent or Callco, as the case may be, on the Change of Law Call Date upon payment by Parent or Callco, as the case may be, to such holder of the Change of Law Call Purchase Price (payable in the form of Exchangeable Share Consideration).

(b)	Callco shall only be entitled to exercise the Change of Law Call Right with respect to those Exchangeable Shares, if any, in respect of which Parent has not exercised the Change of Law Call Right. To exercise the Change of Law Call Right, Parent or Callco must notify the Transfer Agent, as agent for the holders of the Exchangeable Shares, and the Company of its intention to exercise such right at least fifteen (15) Business Days before the date (the “Change of Law Call Date”) on which Parent or Callco, as the case may be, shall acquire the Exchangeable Shares pursuant to the exercise of the Change of Law Call Right. The Transfer Agent will notify the holders of the Exchangeable Shares as to Parent or Callco exercising the Change of Law Call Right forthwith after receiving notice of such exercise from Parent and/or Callco. If Parent and/or Callco exercises the Change of Law Call Right, Parent or Callco, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Parent or any of its Subsidiaries) will sell, on the Change of Law Call Date, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Change of Law Call Purchase Price (payable in the form of Exchangeable Share Consideration).

A-77

(c)	For the purposes of completing the purchase and sale of the Exchangeable Shares pursuant to the exercise of the Change of Law Call Right, Parent or Callco, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Change of Law Call Date, the Exchangeable Share Consideration representing the aggregate Change of Law Call Purchase Price less any amounts withheld pursuant to Section 3.11. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the holders of the Exchangeable Shares (other than Parent and its Subsidiaries) shall cease to be holders of the Exchangeable Shares on and after the Change of Law Call Date and, from and after such date, shall not be entitled to exercise any of the rights of holders in respect thereof other than the right to receive their proportionate part of the aggregate Change of Law Call Purchase Price, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Change of Law Call Date be considered and deemed for all purposes to be the holder of the Parent Shares which such holder is entitled to receive. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and the articles of the Company, as applicable, and such additional documents, instruments and payments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive, in exchange therefor, and the Transfer Agent on behalf of Parent or Callco, as the case may be, shall deliver to such holder the Exchangeable Share Consideration such holder is entitled to receive.

5.4	Retraction Call Right

(a)	The parties hereto hereby acknowledge the rights and obligations in respect of the Exchangeable Shares contained in Section 6(b) of the Exchangeable Share Provisions.

(b)	If neither Parent nor Callco notifies the Transfer Agent and the Company in accordance with Section 6(b) of the Exchangeable Share Provisions of its intention to exercise the Retraction Call Right in the manner and timing described therein, each holder of Exchangeable Shares will, at the holder’s discretion, be entitled to demand (by way of notice given to the Company or Parent) that Parent exercise (or cause Callco to exercise) the Retraction Call Right in respect of the shares covered by the notice.

Article 6
Parent and Callco Conversion Rights

6.1	Conversion Rights

Unless otherwise agreed to in writing by Parent, Callco and the Company:

(a)	Upon acquisition by Parent of Exchangeable Shares, (i) Parent will transfer the Exchangeable Shares to Penn Interactive Ventures LLC, a Delaware limited liability company (“PIV”) either as a contribution to the capital of PIV or in exchange for additional PIV common shares, (ii) PIV will transfer the Exchangeable Shares to Callco either as a contribution to the capital of Callco or in exchange for additional Callco common shares and, if necessary, Callco will take the applicable corporate law steps to add the fair market value of the Exchangeable Shares to the stated capital of its shares owned by PIV and (iii) the Company will issue additional Common Shares to Callco in exchange for the transfer of such Exchangeable Shares by Callco to the Company and (iv) such Exchangeable Shares will be cancelled.

A-78

(b)	Upon acquisition by Callco of Exchangeable Shares, (i) in consideration of, and concurrently with such acquisition, Callco will issue a note (a “Callco Note”) to Parent; (ii) Parent will transfer the Callco Note to PIV either as a contribution to the capital of PIV or in exchange for additional PIV common shares, (iii) PIV will transfer the Callco Note to Callco either as a contribution to the capital of Callco or in exchange for additional Callco common shares and, if necessary, Callco will take the applicable corporate law steps to add the fair market value of the Parent voting common stock issued to the stated capital of its shares owned by PIV, (iv) the Company will issue additional Common Shares to Callco in exchange for the transfer of the acquired Exchangeable Shares to the Company, and (v) the Exchangeable Shares will be cancelled.

Article 7
GENERAL

7.1	Term

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any person other than Parent and any of its Subsidiaries.

7.2	Changes in Capital of Parent and the Company

Notwithstanding the provisions of Section 7.4, at all times after the occurrence of any event contemplated pursuant to Section 2.7 and Section 2.8 or otherwise, as a result of which either Parent Shares or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Parent Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

7.3	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any Law or due to any public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.

7.4	Amendments, Modifications

Subject to Section 7.2, Section 7.3 and Section 7.5, this Agreement may not be amended or modified except by an agreement in writing executed by Parent, Callco and the Company and approved by the holders of the Exchangeable Shares in accordance with Section 10(b) of the Exchangeable Share Provisions. No amendment or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

A-79

7.5	Ministerial Amendments

Notwithstanding the provisions of Section 7.4, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this Agreement for the purposes of:

(a)	adding to the covenants of any or all of the parties hereto if the board of directors of each of Parent, Callco and the Company shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(b)	evidencing the succession of Parent Successors and the covenants of and obligations assumed by each such Parent Successor in accordance with the provisions of Article 4;

(c)	making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder which, in the good faith opinion of the board of directors of each of Parent, Callco and the Company, it may be expedient to make, provided that each such board of directors shall be of the good faith opinion, after consultation with counsel, that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(d)	making such changes or corrections hereto which, on the advice of counsel to Parent, Callco and the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained herein, provided that the boards of directors of each of Parent, Callco and the Company shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

7.6	Meeting to Consider Amendments

The Company, at the request of Parent, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 7.4. Any such meeting or meetings shall be called and held in accordance with the articles of the Company, the Exchangeable Share Provisions and all applicable Laws.

7.7	Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

A-80

7.8	Notices to Parties

All notices, requests and other communications to any party hereunder shall be in writing (including email or similar writing) and shall be given:

(a)	if to Parent, to:

Penn National Gaming, Inc.

825 Berkshire Blvd., Suite 200

Wyomissing, PA 19610

Attention: Harper Ko, Executive Vice President, Chief Legal Officer and Secretary
Email: Harper.Ko@pngaming.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, New York 10019

Attention: Daniel Neff / Zachary Podolsky

Email: daneff@wlrk.com / zspodolsky@wlrk.com

and

Blake, Cassels & Graydon LLP

199 Bay St., Suite 4000

Toronto, Ontario, Canada M5L 1A9

Attention: Bryson Stokes / Geoffrey S. Belsher

Email: bryson.stokes@blakes.com / geoff.belsher@blakes.com

(b)	if to Callco or the Company, to:

1317769 B.C. Ltd.

825 Berkshire Blvd., Suite 200

Wyomissing, PA 19610

Attention: Harper Ko, Secretary

Email: Harper.Ko@pngaming.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, New York 10019

Attention: Daniel Neff / Zachary Podolsky

Email: daneff@wlrk.com / zspodolsky@wlrk.com

and

Blake, Cassels & Graydon LLP

199 Bay St., Suite 4000

Toronto, Ontario, Canada M5L 1A9

Attention: Bryson Stokes / Geoffrey S. Belsher

Email: bryson.stokes@blakes.com / geoff.belsher@blakes.com

A-81

or such other address or email as such party may hereafter specify by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) on the day of sending, if sent by email prior to 5:00 p.m., New York City time, on any Business Day or the next succeeding Business Day if sent by email after 5:00 p.m., New York City time, on any Business Day or on any day other than a Business Day or (b) if given by any other means, when delivered at the address specified in this Section 7.8.

7.9	Counterparts

This Agreement may be executed by electronic signatures and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective only when actually signed by each party hereto and each such party has received counterparts hereof signed by the other party hereto.

7.10	Jurisdiction

This Agreement and all proceedings arising in whole or part under or in connection herewith shall be interpreted, construed, performed, governed and enforced by and in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any principle of conflict of law that would require or permit the application of the Law of another jurisdiction. Each of the parties hereby irrevocably submits to the exclusive jurisdiction of the Ontario Superior Court of Justice (Commercial List) located in the City of Toronto or, only if such court does not accept or have jurisdiction, such other court of competent jurisdiction located in the City of Toronto, in respect of any proceeding arising out of or relating to this Agreement, the documents referred to in this Agreement, or the transactions contemplated hereby or thereby, and each hereby waives, and agrees not to assert, as a defense, by motion or otherwise, in any such proceeding that it is not subject thereto or that such proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and each of the parties irrevocably agrees that it is the intention of each such party that all claims with respect to such proceeding shall be heard and determined in such a court.

[Signature page follows]

A-82

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

PENN NATIONAL GAMING, INC.

By:
Name:
Title:

1317769 B.C. LTD.

By:
Name:
Title:

1317774 B.C. LTD.

By:
Name:
Title:

[Signature Page to Exchangeable Share Support Agreement]

A-83

Appendix “B”
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Score Media and Gaming Inc. (the “Company”) as more particularly described and set forth in the management information circular of the Company accompanying the notice of this meeting (as the Arrangement may be modified or amended) (the “Circular”), and all transactions contemplated thereby, is hereby authorized, approved and adopted.

2.	The plan of arrangement involving the Company, as it may be or has been amended, modified or supplemented in accordance with the terms of the Arrangement Agreement (the “Plan of Arrangement”), the full text of which is attached to the Circular, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement by and among Penn National Gaming, Inc., 1317774 B.C. Ltd. and the Company dated August 4, 2021 (the “Arrangement Agreement”), as it has been or may be modified, supplemented or amended in accordance with its terms, the actions of the officers and directors of the Company in approving the Arrangement, in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto and causing the performance by the Company of its obligations thereunder are hereby ratified and approved.

4.	The Company is hereby authorized to apply for a final order from the Court to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement.

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Company Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company are hereby authorized and empowered without further approval of the Company Shareholders (i) to amend or terminate the Arrangement Agreement, or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement, at any time prior to the Effective Time, as such term is defined in the Arrangement Agreement.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-1

Appendix “C”
INTERIM ORDER

(See attached.)

C-1

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

SEP 1 0 2021

ENTERED

No. S 218026

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND

SCORE MEDIA AND GAMING INC.

PETITIONER

ORDER MADE AFTER APPLICATION
(INTERIM ORDER)

BEFORE	) MASTER MUIR.)	SEP 1 0 2021

ON THE APPLICATION of the petitioner, Score Media and Gaming Inc. (the "**Company**" or the "**Petitioner**"), for an Interim Order pursuant to its Application filed on September 8, 2021, without notice, and coming on for hearing by Microsoft Teams at 800 Smithe Street, Vancouver, British Columbia on September 10, 2021, and on hearing Miranda Lam, counsel for the Company, and upon reading the Notice of Application filed herein and the Affidavit #1 of Benjamin Levy sworn September 7, 2021 (the "**Interim Order Affidavit**");

AND ON BEING ADVISED that it is the intention of Penn National (as defined below) and Exchangeco (as defined below) to rely upon Section 3(a)(10) of the *United States Securities Act of 1933*, as amended, in connection with the offer and sale of Consideration Shares, Penn Options, Penn RSUs, Exchangeco Options and Exchangeco RSUs (each as defined in the Circular (defined below) and collectively, "**Penn National Issued Securities**") in accordance with the Arrangement (as defined below), based on the Court's approval of the Arrangement, which approval through the issuance of the Final Order will constitute its determination of the procedural and substantive fairness of the Arrangement, and that the Court's approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive farness of

MTDOCS 42298558

C-2

C-2

- 2 -

the terms and conditions of the Arrangement to all persons who are entitled to receive Penn National Issued Securities pursuant to the Arrangement;

THIS COURT ORDERS that:

DEFINITIONS

1. Unless otherwise defined herein, all terms used in this interim order (the "**Interim Order**") beginning with capital letters shall have the respective meanings set out in the draft management information circular of the Company (the "**Circular**"), which is attached as Exhibit "A" to the Interim Order Affidavit.

THE MEETING

2. Pursuant to sections 289(1)(a)(i) and 291(2)(b)(i) of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended (the "**BCBCA**"), the Company is authorized and directed to call, hold, and conduct a special meeting (the "**Meeting**") of the holders of record (the "**Company Shareholders**") of Class A Subordinate Voting Shares (the "**Class A Shares**") and Special Voting Shares (together with Class A Shares, "**Company Shares**") in the capital of the Company to be held via live audio webcast on October 12, 2021 at 11:00 a.m. (Toronto time).

5. The Meeting will be called, held, and conducted in accordance with the notice of special meeting of the shareholders (the "**Notice**") to be delivered in substantially the form attached to and forming part of the Circular, and in accordance with the applicable provisions of the BCBCA, the terms of this Interim Order, any further Order of this Court, the rulings and directions of the Chair of the Meeting, and the terms, restrictions, and conditions of the articles of the Company, including quorum requirements and all other matters. To the extent of any inconsistency or discrepancy between this Interim Order and the terms of any of the foregoing, this Interim Order will govern.

RECORD DATE FOR NOTICE

6. The record date for determining the Company Shareholders entitled to receive the Notice, the Circular, and the form of voting proxy (collectively, the "**Meeting Materials**") is the close of business on September 7, 2021 (the "**Record Date**").

MTDOCS 42298558

C-3

C-3

- 3 -

7. The Record Date will not change in respect of any adjournments or postponements of the Meeting.

NOTICE OF MEETING

8. The Meeting Materials, with such amendments or additional documents as counsel for the Company may advise are necessary or desirable and that are not inconsistent with the terms of this Interim Order, will be sent at least 21 days before the date of the Meeting to the Company Shareholders and the Company's directors and auditors as of the Record Date.

9. The Meeting Materials shall be sent:

(i) to registered Company Shareholders ("**Registered Company Shareholders**") (those whose names appear in the central securities register of the Company) determined as at the Record Date, at least 21 days prior to the date of the Meeting, by prepaid ordinary mail, delivery in person, or recognized courier service, addressed to the Registered Company Shareholder at its address as it appears in the central securities register of the Company as at the Record Date;

(ii) to beneficial Company Shareholders ("**Beneficial Company Shareholders**") (those whose names do not appear in the central securities register of the Company), by providing, in accordance with National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators, the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to Beneficial Company Shareholders;

(iii) to holders of Class A Shares that are the subject of the amended and restated employee share purchase plan of the Company and holders of vested but unsettled Company RSUs determined as at the Record Date, at least 21 days prior to the date of the Meeting, by prepaid ordinary mail, delivery in person, or recognized courier service, addressed to the applicable holder at its address as it appears in the registers of the Company in respect of such holders as at the Record Date;

(iv) to the directors and auditors of the Company by prepaid ordinary mail, delivery in person, recognized courier service, or email at least 21 days prior to the date of the Meeting; and

(v) at any time by email to any Company Shareholder who identifies himself, herself, or itself to the satisfaction of the Company (acting through its representatives), who requests such email and, if required by the Company, agrees to pay the charges related to such transmission;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

MTDOCS 42298558

C-4

C-4

- 4 -

10. The accidental failure or omission by the Company to give notice of the Meeting to any one or more persons entitled thereto or non-receipt of such notice by one or more persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of the Company (including, without limitation, any inability to use postal services), will not constitute a breach of the Interim Order or a defect in the calling of the Meeting and will not invalidate any resolution passed or taken at the Meeting provided that the Meeting meets the Company's quorum requirements, but if any such failure or omission is brought to the attention of the Company, it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

11. The Meeting Materials are hereby deemed to represent sufficient and adequate disclosure and the Company including for the purpose of Section 290(1)(a) of the BCBCA, and the Company will not be required to send to the Company Shareholders or the Company's directors or auditors any other or additional information unless this Court orders otherwise.

DEEMED RECEIPT OF MEETING MATERIALS

12. The Meeting Materials will be deemed, for the purposes of this Interim Order, to have been received by the Company Shareholders:

    (a) in the case of mailing or personal courier delivery, on the day (Saturdays, Sundays, and holidays excepted) following the date of mailing or acceptance by the courier service, respectively; and

    (b) in the case of electronic delivery, which includes email, on the day that it was transmitted.

13. Notice of any amendments, modifications, updates, or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to the Company Shareholders and any other persons entitled thereto by press release, news release, or newspaper advertisement without the need for approval of the Court, and such notice will be deemed to have been received at the time of publication, or by notice sent by any of the means set forth in paragraph 9, as determined to be the most appropriate method of communication by the Company in accordance with the Arrangement Agreement.

PERMITTED ATTENDEES

14. The persons entitled to attend the Meeting will be the Company Shareholders as of the close of business on the Record Date or their respective proxyholders, the officers, directors, and advisors of the Company, Exchangeco, Penn National, and such other persons who receive the consent of the Chair of the Meeting.

QUORUM & VOTING AT THE MEETING

15. The quorum required at the Meeting will be at least two persons present in person via live audio webcast online, each being a Company Shareholder entitled to vote at the Meeting or a duly appointed proxyholder for an absent Company Shareholder so entitled, who in

MTDOCS 42298558

C-5

C-5

- 5 -

the aggregate hold at least 25% of the voting rights attached to the issued and outstanding Company Shares.

16. The only persons permitted to vote on the Arrangement Resolution at the Meeting will be the Company Shareholders appearing on the Company's records as of the close of business on the Record Date and their valid proxyholders as described in the Circular and as determined by the Chair of the Meeting upon consultation with the Scrutineer for the Meeting and legal counsel to the Company.

17. The required level of approval on the Arrangement Resolution will be:

(a) at least 66⅔% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person via live audio webcast or represented by proxy at the Meeting and entitled to vote thereat; and

ADJOURNMENT OF MEETING

18. Subject to the terms of the Arrangement Agreement, if the Company deems advisable and notwithstanding the provisions of the BCBCA or the Company's articles, the Company is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Company Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be provided to the Company Shareholders by press release, news release, or newspaper advertisement, in which case such notice will be deemed to have been received at the time of publication, or by notice sent by any of the means set forth in paragraph 9, as determined to be the most appropriate method of communication by the Company in accordance with the Arrangement Agreement.

19. The Record Date will not change in respect of adjournments or postponements of the Meeting. At any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting, except for any proxies that have been effectively revoked or withdrawn prior to any subsequent reconvening of the Meeting.

AMENDMENTS

20. The Company is authorized to make such amendments, revisions, or supplements to the Plan of Arrangement, the Arrangement, the Arrangement Agreement, the Notice, and the Circular, as it may determine without any additional notice to or authorization of any of the Company Shareholders or further orders of this Court, provided it has obtained any required consents under the Arrangement Agreement or otherwise. The Plan of

MTDOCS 42298558

C-6

C-6

- 6 -

Arrangement and the Arrangement, as modified, amended, or supplemented will be the Plan of Arrangement and the Arrangement submitted to the Meeting and become the subject of the Arrangement Resolution.

SCRUTINEER

21. The Scrutineer for the Meeting shall be Computershare Trust Company of Canada (acting through its representatives for that purpose).

PROXY SOLICITATION

22. The Company is authorized to permit the Company Shareholders to vote by proxy using a form of proxy that complies with the Company's articles, the provisions of the BCBCA, and the *Securities Act*, R.S.B.C. 1996, c. 418, relating to the form and content of proxies, and the Chair of the Meeting may, at its discretion without notice, waive the time limit for the deposit of proxies by the Company Shareholders if the Company deems it fair and reasonable to do so. The Company is authorized, at its expense, to solicit proxies, directly and through its officer, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

23. The procedures for the form and use of proxies at the Meeting will be as set out in the Meeting Materials. Subject to the Arrangement Agreement, the Company may in its discretion waive the time limits for the deposit of proxies by Company Shareholders if the Company deems it advisable to do so.

DISSENT RIGHTS

25. Notice to Registered Company Shareholders of their right to dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the BCBCA and the Plan of Arrangement, the fair value of their shares of the Company, will be sent to the Company Shareholders in accordance with this Interim Order.

26. Registered Company Shareholders will be the only Company Shareholders entitled to exercise dissent rights. A beneficial holder of Company Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the Registered Company Shareholder to dissent on behalf of the beneficial holder of Company Shares or, alternatively, make arrangements to become a Registered Company Shareholder.

MTDOCS 42298558

C-7

C-7

- 7 -

27. The exercise of dissent rights does not deprive a Registered Company Shareholder of the right to vote at the Meeting; however, a Company Shareholder is not entitled to exercise dissent rights in respect of the Arrangement Resolution if such holder has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

29. The exercise of dissent rights must otherwise comply with the requirements of Sections 237-247 of the BCBCA, as modified by the Plan of Arrangement and this Interim Order.

30. Notice to the Company Shareholders of their dissent rights with respect to the Arrangement Resolution will be given by including information with respect to dissent rights in the Circular to be sent to Company Shareholders in accordance with this Interim Order.

31. Subject to further order of this Court, the rights available to Registered Company Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient dissent rights for the Company Shareholders with respect to the Arrangement.

DELIVERY OF COURT MATERIALS

32. The Company will include in the Meeting Materials a copy of this Interim Order and the Notice of Hearing of Petition for Final Order (collectively, the "**Court Materials**") and will make available to any Company Shareholder and any other person entitled to receive Penn National Issued Securities pursuant to the Arrangement requesting the same, a copy of each of the Petition herein and the accompanying Interim Order Affidavit.

33. Delivery of the Court Materials with the Meeting Materials in accordance with this Interim Order will constitute good and sufficient service or delivery of such Court Materials upon all persons who are entitled to receive the Court Materials pursuant to this Interim Order and no other form of service or delivery need be made and no other materials need to be served on or delivered to such persons in respect of these proceedings.

FINAL APPROVAL HEARING

34. Upon the approval, with or without variation, by the Company Shareholders of the Arrangement in the manner set forth in this Interim Order, the Company may set the Petition down for hearing and apply for an order of this Court: (i) approving the Plan of Arrangement pursuant to Section 291(4)(a) of the BCBCA; and (ii) determining that the Arrangement is procedurally and substantively fair and reasonable (collectively, the "**Final Order**"), at 9:45 a.m. (Vancouver time) on or around October 14, 2021, or such later date as counsel may be heard or the Court may direct.

35. Any Company Shareholder, person entitled to receive Penn National Issued Securities pursuant to the Arrangement, or other interested party has the right to appear (either in person or by counsel) and make submissions at the hearing of the Petition provided that such Company Shareholder, person, or interested party shall file a Response to Petition by no later than 4:00 p.m. (Vancouver time) on October 12, 2021, in the form prescribed by

MTDOCS 42298558

C-8

C-8

- 8 -

the *British Columbia Supreme Court Civil Rules*, with this Court and deliver a copy of the filed Response to Petition together with a copy of all materials on which such Company Shareholder or interested party intends to rely at the hearing of the Petition to the Company c/o McCarthy Tétrault LLP, Suite 2400 – 745 Thurlow Street, Vancouver, B.C., V6E 0C5, Attention: Miranda Lam or by email at mlam@mccarthy.ca.

36. If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition, in accordance with the preceding paragraph of this Interim Order, need to be served with notice of the adjourned date.

37. The Petitioner will not be required to comply with Rules 8-1 and 16-1 of the *Supreme Court Civil Rules* or with *COVID-19 Notice No. 42*, as revised on June 9, 2021, in relation to the hearing of the Petition for the Final Order approving the Plan of Arrangement, and in particular any materials to be filed by the Petitioner in support of the application for the Final Order may be filed at any time without further order of this Court.

VARIANCE

38. The Petitioner is at liberty to apply to this Honourable Court to vary the Interim Order or for direction with respect to the Plan of Arrangement or any of the matters related to the Interim Order or for such further other order or orders as may be appropriate.

39. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws, or the articles of the Company, this Interim Order will govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

____
Signature of Lawyer for Score Media and Gaming Inc.

Miranda Lam

BY THE COURT

____
Registrar

CHECKED

MTDOCS 42298558

C-9

C-9

NO. __________
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND

ORDER MADE AFTER APPLICATION

MIRANDA LAM
McCarthy Tétrault LLP
Suite 2400, 745 Thurlow Street
Vancouver, BC V6E 0C5
Tel: 604-643-7185
Fax: 604-643-7900

AGENT: JASON LEE AT H L VANCOUVER

C-10

C-10

Appendix “D”

NOTICE OF HEARING OF PETITION

(See attached.)

D-1

No. S218026

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT, S.B.C. 2002, C. 57, AS

AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG

SCORE MEDIA AND GAMING INC., ITS SHAREHOLDERS AND OTHER

SECURITYHOLDERS, PENN NATIONAL GAMING, INC., AND 1317774 B.C. LTD.

SCORE MEDIA AND GAMING INC.

PETITIONER

NOTICE OF HEARING

TO:	Pursuant to the Interim Order of Master Muir dated September 10, 2021 (the “Interim Order”), this petition is made without further notice.

TAKE NOTICE that the Petition of the Petitioner, Score Media and Gaming Inc., dated the 8th day of September, 2021 will be heard by telephone at the courthouse at 800 Smithe Street, Vancouver, British Columbia on the 14th day of October, 2021, at 9:45 a.m.

1.	Date of hearing

Notice of the hearing was given in accordance with the Interim Order.

2.	Duration of hearing

The time estimate of the Petitioner is 20 minutes.

3.	Jurisdiction

This matter is not within the jurisdiction of a master.

DATED:	September 10, 2021	/s/ Miranda Lam
MIRANDA LAM
Counsel for the Petitioner

D-2

Appendix “E”

Greenhill FAIRNESS OPINION

(See attached.)

Greenhill & Co. Canada Ltd.

79 Wellington Street West

Suite 3403, P.O. Box 333

Toronto, ON M5K 1K7

(416) 601-2560

August 4, 2021

Board of Directors

Score Media and Gaming Inc.

500 King Street West, Fourth Floor

Toronto, ON M5V 1L9

To the Board of Directors:

Greenhill & Co. Canada Ltd. (“Greenhill”, “we”, “us” or “our”) understands that Score Media and Gaming Inc. (“theScore” or the “Company”) proposes to enter into an arrangement agreement (the “Arrangement Agreement”) with Penn National Gaming, Inc. (“Penn National”  or the “Acquirer”) and 1317774 B.C. Ltd. (the “ Purchaser”), an indirect wholly owned subsidiary of Penn National, pursuant to which, among other things, the Purchaser has agreed  to acquire 100% of the Class A Subordinate Voting Shares in the capital of the Company (“Class A Shares”) and Special Voting Shares in the capital of the Company (“Special Voting Shares” and together with the Class A Shares, the “Company Shares ”) by way of a statutory plan of arrangement (the “Arrangement ”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Act”).

The Arrangement Agreement provides that, pursuant to the Arrangement, the Company Shares, other than any Company Shares held by Penn National, the Purchaser or any of their respective subsidiaries, will be acquired in consideration for (collectively, the “Consideration”): (i) $17.00 in cash; and (ii) 0.2398 shares of common stock of Penn National (“Penn Shares”). Eligible  Canadian shareholders of the Company will be able to elect to receive exchangeable shares in a Canadian subsidiary of Penn National (“Exchangeable Shares”, and together with the Penn  Shares, “Consideration Shares”), which will be exchangeable into Penn Shares, instead of the Penn Shares to which they would otherwise be entitled pursuant to the Arrangement.

The terms and conditions of the Arrangement will be summarized in the Company’s management information circular (the “Circular”) to be mailed to holders of Company Shares (the “Company Shareholders”) in connection with a special meeting of Company Shareholders (the “Special Meeting”) to be held to consider and, if deemed advisable, approve the Arrangement.

We have been retained to provide our opinion (the “Opinion”) to the board of directors of the Company (the “Board”) as to the fairness, from a financial point of view, of the Consideration to be received by Company Shareholders (other than the Levy Supporting Shareholders (as defined below), the Acquirer and its affiliates) pursuant to the Arrangement.

All dollar amounts herein are expressed in U.S. dollars, unless stated otherwise.

ENGAGEMENT OF GREENHILL

Greenhill was formally engaged by the Board pursuant to an engagement letter agreement dated as of July 16, 2021 (the “Engagement Agreement”). Under the terms of the Engagement  Agreement, Greenhill has agreed to provide the Board with a fairness opinion in connection with the Arrangement.

The Engagement Agreement provides for a payment to Greenhill of a fixed fee upon the  delivery of our Opinion. No portion of the fees payable to us under the Engagement Agreement is contingent on the completion of the Arrangement or any other transaction involving the  Company, or on the conclusions reached in our Opinion. The Company has also agreed to reimburse us for our reasonable out -of -pocket expenses and to indemnify us in respect of certain liabilities that might arise out of our engagement.

CREDENTIALS OF GREENHILL

Greenhill and its affiliated entities are a leading independent investment bank focused on providing financial advice on significant mergers, acquisitions, restructurings, financings and  capital raising to corporations, partnerships, institutions and governments globally. It acts for clients located throughout the world from its offices in New York, Chicago, Frankfurt, Hong Kong, Houston, London, Madrid, Melbourne, Paris, San Francisco, Singapore, Stockholm, Sydney, Tokyo and Toronto.

The Opinion expressed herein represents the opinion of Greenhill and the form and content of this Opinion have been reviewed and approved for release by a committee of senior investment banking professionals of Greenhill, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. The Opinion has been prepared in  accordance with the Disclosure Standards for Fairness Opinions of the Investment Industry Regulatory Organization of Canada (the “Organization”) but the Organization has not been  involved in the preparation or review of the Opinion.

INDEPENDENCE OF GREENHILL

Neither Greenhill nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Act or the rules made thereunder) of the Company or the Acquirer.

During the past two years we have not been engaged by, performed any services for or received any compensation from the Company, the Acquirer or their respective affiliates (other  than with respect to any services provided or amounts that were paid or are payable to us under the Engagement Agreement).

There are no understandings or agreements between Greenhill and the Company, the Acquirer  or their respective affiliates with respect to future financial advisory or investment banking business. Greenhill and its affiliates may in the future provide financial advisory services to the  Company, the Acquirer and/or their respective affiliates in the ordinary course of its businesses from time to time and may receive fees for the rendering of such services.

Greenhill and its affiliates are only engaged in providing financial advisory services globally on  significant mergers, acquisitions, restructurings, financings and capital raisings. Greenhill and its affiliates do not engage in lending, underwriting, asset management, research publication or  trading of securities either for its/their own account or for the account of others. As a result and after having regard to the nature of Greenhill’s roles in the matters described above and the financial condition of the Company, the Board was satisfied that Greenhill is an independent financial advisor.

SCOPE OF REVIEW

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following information:

1.	a draft of the Arrangement Agreement dated August 4, 2021 and the schedules appended thereto, including the Plan of Arrangement;

2.	drafts of the voting support agreements to be entered into by each of John Levy and Benjamin Levy and the entities respectively controlled by them (collectively, the “Levy Supporting Shareholders”), Relay Ventures Fund II L.P. and Relay Ventures Parallel Fund II L.P., each director of the Board (other than John Levy and Benjamin Levy who are parties to separate voting support agreements), and certain officers of the Company, being Alvin Lobo, Joshua Sidsworth and Hecham Ghazal, pursuant to which such Company Shareholders agreed to vote all of their Company Shares in favour of the Arrangement at the Special Meeting;

3.	annual reports, comparative audited annual financial statements, management’s discussion and analysis, annual supplemental information, annual information forms and management information circulars of the Company for the fiscal years ended August 31, 2020 and 2019 as well as interim financial statements and management’s discussion and analysis for the three months ended November 30, 2020 and 2019, the three and six months ended February 28, 2021 and February 29, 2020 and the three and nine months ended May 31, 2021 and 2020, and other public documents, including press releases, material change reports and other regulatory filings of the Company filed on SEDAR since March 1, 2021;

4.	annual reports, comparative audited annual financial statements, management’s discussion and analysis, annual supplemental information and proxy circulars of the Acquirer for the fiscal year ended December 31, 2020 and 2019 as well as interim financial statements and management’s discussion and analysis for the three months ended March 31, 2021 and 2020, and other public documents of the Acquirer filed on EDGAR since March 31, 2021;

5.	certain public investor presentations and marketing materials prepared by the Company;

6.	a copy of the term sheet dated as of July 31, 2021 submitted by or on behalf the Acquirer to the Company;

7.	certain presentations prepared by the financial advisors to the Company in connection with the Arrangement;

8.	certain due diligence files prepared by the Company, including such items as board planning documents, details on the largest shareholders of the Company and details on loss carryforwards;

9.	equity details, including the Company Shares, the Exchangeable Shares and their equivalents;

10.	certain other publicly available business and financial information relating to the Company;

11.	certain information, including forecasts, projections, estimates, and/or budgets (including, without limitation, transaction synergies, forecast extrapolation assumptions and future financing assumptions), concerning the Company, supplied to us by the management of the Company, including financial forecasts relating to the Company prepared by the management of the Company and approved for our use by the Company (the “Company Forecasts”);

12.	certain information, including forecasts, projections, estimates, and/or budgets (including, without limitation, transaction synergies and forecast extrapolation assumptions), concerning the Acquirer, supplied to us by the management of the Company on behalf of the Acquirer, including financial forecasts relating to the Acquirer prepared jointly by the management of the Acquirer and the Company and approved for our use by the Company (the “Acquirer Forecasts” and, together with the Company Forecasts, the “Forecasts”);

13.	diligence discussion on the past and present operations, financial condition and the prospects and strategy of the Company with senior executives of the Company;

14.	diligence discussion on the past and present operations, financial condition and the prospects and strategy of the Acquirer with senior executives of the Acquirer;

15.	discussions with the financial advisors to the Company and the Board concerning the Arrangement and related matters;

16.	discussions with legal counsel to the Company and the Board concerning the Arrangement and related matters;

17.	the historical market prices and trading activity for the Company Shares and the Penn Shares, including an analysis of their implied valuation multiples;

18.	comparisons of the Consideration with values for the Company Shares derived based on the financial terms, to the extent publicly available, of certain transactions that we deemed relevant (in the exercise of our professional judgement);

19.	comparisons of the Consideration with values for the Company Shares derived based on certain financial information and trading valuations of certain publicly traded companies that we deemed relevant (in the exercise of our professional judgement);

20.	comparisons of the Consideration to present values for the Company Shares derived by discounting future cash flows and a terminal value for the Company at discount rates we deemed appropriate (in the exercise of our professional judgement);

21.	various research publications prepared by equity research analysts regarding the Company and the Acquirer, the online sports betting sector, and other public companies, as Greenhill deemed relevant (in the exercise of our professional judgement);

22.	a certificate provided to us by senior officers of the Company as to certain factual matters, including as to the completeness and accuracy of the Information (as defined below) provided to Greenhill by the Company; and

23.	such other corporate, industry, and financial market information, investigations, and analyses as we deemed relevant or appropriate (in the exercise of our professional judgement).

Greenhill has not, to the best of its knowledge, been denied access by the Company to any information requested by Greenhill.

PRIOR VALUATIONS

Senior officers of the Company have represented to Greenhill that, to the best of their knowledge, information and belief there are no “prior valuations” (as defined in Multilateral Instrument 61-101 – Protections of Minority Security Holders in Special Transactions (“MI 61-101”)) relating to the Company or any of its subsidiaries, material assets or liabilities that have been prepared in the two years preceding the date hereof and which have not been provided to  Greenhill.

ASSUMPTIONS AND LIMITATIONS

Our Opinion is subject to the assumptions, qualifications and limitations set out below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets, liabilities or securities of the Company or any of its affiliates and our Opinion  should not be construed as such. We have relied upon the advice of counsel to the Company that the Arrangement is not subject to the formal valuation requirements of MI 61-101.

With the Board’s acknowledgement and agreement as provided for in the Engagement  Agreement, we have assumed and relied upon, without independent verification, the completeness, accuracy and fair presentation of all financial and other information including documents which have been provided to us and which have been prepared by or for the Company, the Acquirer or their respective Affiliates and data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, the Acquirer or their respective affiliates or advisors, or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation.

With respect to the Forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. With your consent, we have used and relied upon the Forecasts for purposes of our Opinion. In relying on the Forecasts, we have  assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company and/or the Acquirer, as  applicable, as to the matters covered thereby, having regard to the Company’s or the Acquirer’s business, plans, financial condition and prospects, as applicable. In addition, we have been advised and have assumed at your direction and with your consent that the Forecasts have  been validated by the Company and/or the Acquirer, as the case may be, and represent the best available estimates and judgments of the management of the Company or the Acquirer, as  applicable, as to the future financial performance of the Company and/or the Acquirer. We have also assumed with your consent that the Forecasts will be achieved at the times and in the amounts projected. We have not independently verified the Forecasts (nor have we been asked to do so), nor have we constructed any independent financial models to confirm the Forecasts. We express no opinion as to the Forecasts provided to us by the Company, or the assumptions  on which they are made.

With your consent, we have assumed that each Exchangeable Share will be, when issued, the equivalent of a Penn Share with respect to all economic matters incident to the Penn Shares to be issued to Company Shareholders in connection with the Arrangement, except for certain additional tax deferral features under Canadian tax law.

Subject to the exercise of professional judgment, we have not been requested to verify and have not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information and have not made any independent evaluation or appraisal of the assets, liabilities (contingent or otherwise) or securities of the Company or the Acquirer, nor  have we been furnished with any such evaluation or appraisal. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with  your approval, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of the Company and the report of the auditors thereon and the interim financial statements of the Company. Our Opinion is necessarily based on financial,  economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this  Opinion, and we do not have any obligation to update, revise, or reaffirm this Opinion.

Senior officers of the Company have represented to Greenhill in a certificate delivered as at the date hereof, among other things, that: (i) the financial information, business plans and other  information, data, advice, opinions, representations and other material, other than Forecasts, provided to us orally or in writing by or on behalf of, or in the presence of, an officer or employee  of the Company or any of its subsidiaries (as defined in National Instrument 45- 106 – Prospectus Exemptions) or any of its or their representatives in connection with our engagement (collectively, the “ Information”) was, at the date the Information was provided to Greenhill, and is as of the date hereof, complete, true and correct in all material respects, and  did not and does not contain a misrepresentation (as defined in the Securities Act (British Columbia) (the “Act”)); (ii) since the dates on which the Information was provided to Greenhill,  except as disclosed in writing to Greenhill, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no change has occurred  in the Information or any part thereof that would have, or that could reasonably be expected to have, a material effect on the Opinion; and (iii) with respect to any portions of the Information  that constitute Forecasts, such Forecasts (x) were reasonably prepared on bases reflecting the best currently available estimates and judgment of management of the Company as to the matters covered thereby and reasonably reflect the views of management of the Company  having regard to the Company’s business, plans, financial condition and prospects; (y) were prepared using the assumptions identified therein, which in the reasonable belief of the  management of the Company are, or were at the time of preparation and continue to be, reasonable in the circumstances; and (z) are not, in the reasonable belief of the management of the Company misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation.

In preparing the Opinion, Greenhill has made several assumptions, including that the final executed version of the Arrangement Agreement, which we have further assumed will be  identical to the most recent draft thereof reviewed by us except as would not be in any way material to our analyses, and the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement and in accordance with all applicable laws without any waiver, amendment or delay of any terms or conditions that is in any way material to our analyses. In addition, Greenhill has assumed that the conditions precedent to the completion of the Arrangement can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained, without  condition or qualification that is in any way material to our analyses, and the procedures being followed to implement the Arrangement are valid and effective. In its analysis in connection with  the preparation of the Opinion, Greenhill made numerous assumptions, in the exercise of our professional judgment, with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Greenhill or the Company.

The Opinion is conditional upon all of Greenhill’s assumptions being correct (except as would not be in any way material to our analyses) and there being no “misrepresentation” (as defined  in the Act) in any Information.

Greenhill is not a legal, regulatory, tax or accounting expert, and Greenhill expresses no opinion concerning any legal, regulatory, tax or accounting matters concerning the Arrangement or the  sufficiency of this Opinion for the purposes of the Board. We have relied upon, without independent verification, the assessment of the Board and its legal, tax or regulatory advisors  with respect to legal, tax or regulatory matters. Greenhill did not, in considering the fairness of the Consideration to be received pursuant to the Arrangement, from a financial point of view, assess any income tax consequences that any particular Company Shareholder may face in connection with the Arrangement.

The Opinion has been provided for the exclusive use of the Board in considering the Arrangement and, except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, may not be published, disclosed to any other person, relied upon by any other person or used for any other purpose, without the prior written consent of Greenhill. The Opinion is not intended to be, and does not constitute, a recommendation to  the members of the Board or any special committee thereof as to whether they should approve the Arrangement or to any holder of Company Shares as to whether or how such holder should  vote in respect of the resolution of holders of Company Shares to be considered at the Special Meeting or whether to take any other action with respect to the Arrangement or the Company Shares. The Opinion does not address the relative merits of the Arrangement as compared to  other transactions or business strategies that might be available to the Company. Greenhill expresses no opinion with respect to the future trading prices of securities of the Company or  the Acquirer.

The Opinion is rendered as of August 4, 2021 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and  prospects, financial and otherwise, of the Company and its subsidiaries and affiliates as they were reflected in the Information provided to Greenhill. Any changes therein may affect the  Opinion and, although Greenhill reserves the right to change or withdraw the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update the Opinion after such date. In preparing the Opinion, Greenhill was not authorized to solicit, and did not solicit, interest from any other party with  respect to the acquisition of Company Shares or other securities of the Company, or any business combination or other extraordinary transaction involving the Company, nor did Greenhill negotiate with any party in connection with any such transaction involving the Company.

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. Greenhill believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.

OVERVIEW OF THE COMPANY

The Company engages sports fans through its digital media and sports betting products. Its media app ‘theScore’ delivers fans personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. The Company also creates and distributes digital content through its web, social and esports platforms.

OVERVIEW OF PENN NATIONAL

With the nation’s largest and most diversified regional gaming footprint, including 43 properties across 20 states, Penn National continues to evolve into a highly innovative omni-channel  provider of retail and online gaming, live racing and sports betting entertainment. Penn National’s properties feature approximately 50,000 gaming machines, 1,300 table games and  8,800 hotel rooms, and operate under various well-known brands, including Hollywood, Ameristar, and L’Auberge. Penn National’s wholly-owned interactive division, Penn Interactive Ventures, LLC, operates retail sports betting across Penn National’s portfolio, as well as online  social casino, bingo, and iCasino products. In February 2020, Penn National entered into a strategic partnership with Barstool Sports, Inc. (“Barstool”) whereby Barstool will exclusively  promote Penn National’s land-based and online casinos and sports betting products, including the Barstool Sportsbook mobile app, to its national audience. Penn National’s omni-channel approach is bolstered by the mychoice loyalty program, which rewards and recognizes its over 24 million members for their loyalty to both retail and online gaming and sports betting products with a dynamic set of offerings, experiences, and service levels.

CONSIDERATION ANALYSIS

In evaluating the Penn Shares to be issued as Consideration, Greenhill is of the view that that the trading price of the Penn Shares represents a reasonable proxy for the value of the Penn Shares for purposes of assessing the value of the Consideration.

The Penn Shares are highly liquid: as of the date of this Opinion, Penn National has a public float of approximately 154 million shares, and during the 52-week period ending August 3, 2021  the average daily trading volume of Penn Shares on the NASDAQ was approximately 6 million shares, and the aggregate average daily value of the trades on the NASDAQ was approximately $452 million. In addition, Penn National had an average equity market value of approximately  $12 billion during the month of July 2021, the calendar month preceding the calendar month in which the Arrangement Agreement will be entered into (based on the arithmetic average of the  closing prices of Penn Shares on the NASDAQ for each trading day during the month of July 2021). The aggregate number of Penn Shares to be issued as Consideration represent approximately 2 days of trading of Penn Shares average daily trading volume for the 52-week  period ending August 3, 2021 and approximately 3 days of trading based on the average daily  trading volume of the Penn Shares on the NASDAQ for the 6-month period ending August 3, 2021. Based on the above factors, Greenhill is of the view that there is a liquid market for Penn  National’s shares as such term is used in Part 1 of MI 61-101. Having regard to the foregoing, and based on the closing price of $66.69 for Penn National’s shares on the NASDAQ on August 3, 2021, the last trading day immediately prior to the date hereof, and the exchange ratio of  0.2398, Greenhill is of the view that the share portion of the Consideration should be considered equivalent to approximately $15.99 per Company Share, as of the date hereof. When combined  with the cash portion of the Consideration of $17.00 per Company Share, Greenhill is of the view that the implied Consideration per Company Share is $32.99.

FAIRNESS METHODOLOGIES

In support of the Opinion, Greenhill has performed certain financial analyses with respect to the Company, based on those methodologies and assumptions that Greenhill considered appropriate in the circumstances for the purposes of providing the Opinion.

In determining the fairness of the Consideration, Greenhill relied primarily on the comparable trading and precedent transactions analyses and the discounted cash flow (“DCF Approach”) approaches. Furthermore, Greenhill reviewed and considered various reference points such as  the 52-week trading range and volume weighted average prices of the Company Shares, equity research analysts’ price targets of the Company Shares, premiums paid in comparable  transactions and present values of the future prices the Company Shares at a range of multiples discounted at discount rates we deemed appropriate.

Comparable Companies Analysis

Using publicly available information, including consensus equity research analyst estimates, Greenhill reviewed and analyzed certain public market trading statistics of select North  American pure play online sports betting peers that we considered relevant (the “Comparable Companies Approach”). In preparing its Comparable Companies Approach, Greenhill based its comparison on the following companies in North America:

•	DraftKings Inc.

•	Rush Street Interactive Inc.

•	Golden Nugget Online Gaming Inc.

Greenhill also reviewed the public market trading statistics of select comparable companies in the international sports betting and interactive gaming industries as references.

While Greenhill did not consider any of the companies reviewed to be directly comparable to theScore, Greenhill believed that they shared certain business, financial, and/or operational  characteristics to those of theScore and Greenhill used its professional judgement in selecting the most appropriate trading multiples. Greenhill considered enterprise value to revenue multiples (EV/Revenue) for 2022E and 2023E to be the most appropriate trading metrics for theScore given theScore is projected to be EBITDA negative in the near-medium term and 2021E revenue for the Company does not capture the ramp up in its Canadian operations.

Precedent Transaction Analysis

Greenhill reviewed available information in connection with six change of control transactions (the “Precedent Transactions Approach”) announced since December 2018 involving  acquisitions or mergers of public sports betting, online and interactive gaming companies with a value of greater than $1 billion. In preparing its Precedent Transactions Approach, Greenhill based its comparison on the following transactions:

•	Bally’s Corporation’s acquisition of Gamesys Group plc;

•	Electronic Arts Inc.’s acquisition of Glu Mobile, Inc.;

•	Electronic Arts Inc.’s acquisition of Codemasters Group Holdings plc;

•	Caesars Entertainment, Inc.’s acquisition of William Hill plc;

•	Flutter Entertainment plc’s acquisition of The Stars Group Inc.; and

•	Bridgepoint Advisers Limited’s acquisition of Cherry AB.

Greenhill reviewed the implied enterprise value to 1-year forward and 2- year forward revenue multiples paid in each transaction, based on consensus equity research analyst estimates for the targets at the time of the transaction announcement. Based on Greenhill’s professional  judgement, no company or transaction utilized in the Precedent Transactions Approach may be considered directly comparable to theScore or the Arrangement. The selected comparable  precedent change of control transactions involved targets that were all, among other things, EBITDA positive and had a financial profile that was different than theScore.

Discounted Cash Flow Analysis

Greenhill performed a DCF Approach using Forecasts through to 2030 provided by theScore management. In this approach, unlevered free cash flow projections are discounted at a specific  rate to determine the present value. The present value of a terminal value, representing the value of unlevered free cash flows beyond the end of the forecast period and the present value of the estimated tax savings from the Company’s loss carryforwards are added to arrive at a  total aggregate value. Outstanding cash is added to arrive at an equity value. Greenhill included the issuance of $200 million of equity required to execute the Company’s financial plan for  purposes of the DCF Approach as the Company’s financial plan was not fully financed. The equity value is then divided by the fully diluted Company Share count in order to arrive at an implied price per Company Share.

Greenhill utilized an unlevered discounted cash flow analysis whereby Greenhill, using  projections provided by management of theScore, calculated the earnings before interest, taxes and depreciation and amortization (“EBITDA”) and the proceeded to deduct cash taxes,  capitalized salaries, market access payments and other costs. Greenhill’s calculations were based on projections of cash flows and other amounts prepared by management of theScore and approved for our use by theScore.

Greenhill calculated a range of terminal values by applying a range of enterprise value to EBITDA multiples (“EV/EBITDA”) to the terminal year’s estimated EBITDA as provided by  theScore management. The Company’s terminal year is 2030 when growth is expected to normalize. An EV/EBITDA range was selected based on Greenhill’s professional judgement, which included an analysis of the EV/EBITDA multiples of other comparable companies in the  international sports betting and interactive gaming industries we deemed relevant given similar growth and margin profiles. In addition, the Company’s core peer group of North American pure  play online sports betting peers do not have available EBITDA multiples. Greenhill considered EV/EBITDA multiples to be the most appropriate terminal multiple metric as theScore is  forecasted to generate material EBITDA by its terminal year. Greenhill then discounted the resulting terminal value, along with the unlevered free cash flow over the nine year forecast  period to August 4, 2021 using a weighted average cost of capital (“WACC”) rate of 14.5% to 15.7% calculated by Greenhill using our professional judgement.

Greenhill assumed the Company’s loss carryforwards will be fully utilized during the projections period and valued the resulting tax savings accordingly and management of theScore agreed that the methodology was appropriate. Greenhill applied the loss carryforwards against the  Company’s forecasted future earnings before taxes to calculate the estimated future tax savings for the Company. Greenhill then discounted the estimated future tax savings at the Company’s WACC.

Reference Points

Greenhill also reviewed and took into consideration other reference points in support of its Opinion.

Historical Trading Analysis

Greenhill reviewed historical trading prices and volumes for the Company Shares on the Toronto Stock Exchange (the “TSX”) for the last 5 days, 30 days, twelve months and 52-weeks and on the Nasdaq Stock Market (the “Nasdaq”) for the last 5 days and 30 days ended August 3, 2021, the last trading day immediately prior to the date hereof. Greenhill examined the volume weighted average price (“VWAP”) and the intraday high and the low price of the Company Shares over this time period. Greenhill also reviewed the initial public offering (IPO) issuance price of the Company Shares on the Nasdaq on March 1, 2021 for the purposes of this analysis.

Research Analysts Price Targets

Greenhill reviewed the six available research analyst price targets for the Company Shares. Equity research analyst price targets reflect each analyst’s estimate of the future public market trading price of the Company Shares at the time the price target is published.

Premiums Paid Analysis

As a reference point, Greenhill reviewed the purchase premiums paid in select change of control transactions in North America over the last ten years with a transaction value between  $1 billion to $5 billion. Based on publicly available information, Greenhill identified and reviewed 575 transactions applying such criteria. Greenhill also reviewed the purchase premiums paid in select change of control transactions in Canada since January 2000 that had a transaction  value between $1 billion to $5 billion and where the consideration paid included 30% to 70% in stock consideration. Based on publicly available information, Greenhill identified and reviewed ten transactions applying such criteria.

Based on the reviewed transactions, Greenhill applied a range of unaffected premiums paid to the corresponding unaffected price of the Company Shares. Greenhill considered the appropriate range of unaffected premiums paid to be 25.0% to 41.0% based on the exercise of our professional judgment.

Based on Greenhill’s professional judgment, no company or transaction utilized in the premiums paid analysis may be considered directly comparable to theScore or the Arrangement.

Present Value of Future Share Price Analysis

Based on the projections of EBITDA and other amounts prepared by management of theScore and approved for our use by theScore, Greenhill evaluated the present value of future share prices at the end of each calendar year between 2025E and 2029E (the last year of the projection being 2030) for theScore by applying a range of EV/EBITDA multiples to the next-twelve-months EBITDA to calculate the future enterprise value at the end of each year. The projected amount of outstanding cash in each year is added to arrive at the equity value. Greenhill included the issuance of $200 million of equity required to execute the Company’s financial plan for purposes of this analysis as the Company’s financial plan was not fully financed. The equity value is then divided by the fully diluted Company Share count in order to arrive at an implied price per Company Share in the future. Greenhill then discounted the implied future share prices at the end of 2025E to 2029E to August 4, 2021 using a cost of equity rate of approximately 15.9% calculated by Greenhill using our professional judgement.

FAIRNESS CONSIDERATIONS

The assessment of fairness of the Consideration, from a financial point of view, must be determined in the context of the particular transaction. Greenhill based its conclusion in the Opinion on a number of quantitative and qualitative factors including, but not limited to:

(a)	the Consideration payable for each Company Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the Comparable Companies Approach;

(b)	the Consideration payable for each Company Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the Precedent Transactions Approach;

(c)	the Consideration payable for each Company Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the DCF Approach;

(d)	the Consideration payable for each Company Share pursuant to the Arrangement compares favourably with the financial range derived from our selected reference points; and

(e)	other factors or analyses, which we have judged, based on the exercise of our professional judgement and our experience in rendering such opinions, to be relevant.

OPINION

Based upon and subject to the foregoing, and other such matters as we considered relevant, it is our opinion that, as of the date hereof, the Consideration to be received by Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Company Shareholders, other than the Levy Supporting Shareholders, the Acquirer and its affiliates.

Yours very truly,

/s/ Greenhill & Co. Canada Ltd.

Greenhill & Co. Canada Ltd.

Appendix “F”

Morgan Stanley Fairness Opinion

(See attached.)

August 4, 2021

Board of Directors

Score Media and Gaming Inc.

500 King Street West

Fourth Floor

Toronto, Ontario

M5V 1L9

Members of the Board of Directors:

We understand that Score Media and Gaming Inc. (the "Company"), Penn National Gaming, Inc. ("Parent") and 1317774 B.C. LTD., a wholly-owned subsidiary of Parent ("Purchaser") propose to enter into an arrangement agreement (the "Arrangement Agreement"), pursuant to which, among other things, Parent will, through Purchaser, acquire all of the outstanding special voting shares (the "Special Voting Shares") and Class A subordinate voting shares of the Company (the "Company Class A Shares") not already owned by Parent for US$17.00 in cash and 0.2398 of a share of common stock in the capital of Parent (the "Parent Shares") or 0.2398 of an exchangeable share in the capital of Purchaser (the "Exchangeable Shares") for each Special Voting Share and Company Class A Share (collectively, the "Consideration") by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). We further understand that Purchaser and each of John Levy, John Levy Family Holdings Ltd., Norwest Video Inc., Benjamin Levy and Benjie Levy Family Holdings Inc., which collectively hold 100% of the Special Voting Shares and approximately 15% of the Company Class A Shares (on a pro forma basis assuming conversion of the 8.00% convertible unsecured subordinated debenture of the Company due August 31, 2024 held by LPF Sports Holdings GP Inc. with an aggregate principal amount outstanding of CAD$24,718,804.37 as of the date hereof) (such shareholders, the "Levy Family Shareholders") and certain other holders of Company Class A Shares intend to enter into voting support agreements (the "Voting Support Agreements"), whereby the Levy Family Shareholders and such other holders of Company Class A Shares would agree, among other things, to vote all of the Special Voting Shares and Company Class A Shares owned directly or indirectly by the Levy Family Shareholders and such other holders of Company Class A Shares in favour of the Arrangement. The terms and conditions of the Arrangement will be more fully described in a management information circular (the "Circular"), which will be mailed to shareholders of the Company in connection with the Arrangement.

The board of directors of the Company (the "Board") has retained Morgan Stanley to provide advice and assistance to the Board in evaluating the Arrangement, including the preparation and delivery to the Board of this opinion as to whether the Consideration to be received by the holders of the Company Class A Shares, other than Parent and the Levy Family Shareholders, pursuant to the Arrangement is fair, from a financial point of view, to such holders of the Company Class A Shares.

Engagement of Morgan Stanley

Morgan Stanley was formally engaged through an engagement letter dated August 3, 2021 between the Company and Morgan Stanley (the "Engagement Letter"). The terms of the Engagement Letter provide that Morgan Stanley is to be paid a fee for its services as financial advisor that is contingent on the successful completion of the Arrangement. In addition, the Company has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities related to or arising out of Morgan Stanley’s engagement. In the two years prior to the date hereof, we have provided financing services for the Company and have received fees in connection with such services, none of which is material to Morgan Stanley. There are no understandings, agreements or commitments between Morgan Stanley and the Company or Parent with respect to future business dealings. Morgan Stanley may seek to provide financial advisory and financing services to any of the Company, Parent or their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Scope of Review

For purposes of this opinion, we have reviewed and relied upon, among other things:

1)	certain publicly available financial statements and other information relating to the business, operations and financial condition of the Company and Parent, respectively;

2)	certain internal financial statements and other financial and operating data concerning the Company and Parent, respectively;

3)	certain financial projections prepared by the management of the Company and Parent, respectively;

4)	the pro forma impact of the Arrangement on certain per share metrics, cash flow, consolidated capitalization and certain financial ratios of Parent;

5)	the reported prices and trading activity for the Company Class A Shares and the Parent Shares;

6)	a comparison of the financial performance of the Company and Parent and the prices and trading activity of the Company Class A Shares and the Parent Shares with that of certain other publicly-traded companies comparable with the Company and Parent, respectively, and their securities;

7)	the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	certain discussions with members of the Board, senior executives and other representatives of the Company relating to the Company's current business plan, financial condition, operations, prospects and the background leading up to the Arrangement;

9)	certain discussions with senior executives and other representatives of Parent relating to Parent's current business plan, financial condition, operations and prospects;

10)	certain discussions and negotiations among representatives of the Company and Parent and their respective financial and legal advisors;

11)	the draft Arrangement Agreement dated August 4, 2021;

12)	the draft Voting Support Agreements dated August 4, 2021;

13)	a certificate addressed to Morgan Stanley, dated as of the date hereof, signed by two senior officers of the Company as to the accuracy and completeness of the information provided to Morgan Stanley by the Company upon which this opinion is based (the "Certificate"); and

14)	such other analyses, such other information and such other factors as we have deemed appropriate.

Assumptions and Limitations

We have assumed and relied upon, without independent verification, the accuracy, completeness and fair presentation of all financial and other data and information that was publicly available or supplied or otherwise made available to us by or on behalf of the Company or Parent or their respective representatives in respect of the Company or Parent and/or their respective affiliates, or otherwise obtained by Morgan Stanley, including the Certificate identified above (collectively, the "Information"). Senior officers of the Company have represented to Morgan Stanley in the Certificate, among other things, that the Information provided to Morgan Stanley by or on behalf of the Company is complete, true and correct as at the date the Information was provided to Morgan Stanley and that, since that date, there has been no material change, financial or otherwise, in the position of the Company or its affiliates, or in their respective assets, liabilities (contingent or otherwise), business, operations or prospects and there has been no change in any material fact or no new material fact which is of a nature as to render the Information or any part thereof untrue or misleading in any material respect or which could reasonably be expected to have a material effect on this opinion. Morgan Stanley has not obtained any certificate from senior officers of Parent and Morgan Stanley has not attempted to verify independently the accuracy, completeness or fair presentation of any information regarding Parent. This opinion is conditional upon the accuracy, completeness and fair presentation of the Information.

With respect to the financial projections provided to Morgan Stanley, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and Parent of the future financial performance of the Company and Parent, respectively. In addition, we have assumed that the executed Arrangement Agreement and Voting Support Agreements will not differ in any material respect from the drafts that we reviewed. We have also assumed that the Arrangement will be consummated in accordance with the terms set forth in the draft Arrangement Agreement without any waiver, amendment or delay of any terms or conditions. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Arrangement, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Arrangement. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and Parent and their respective legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the holders of Company Class A Shares in the Arrangement. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of the Company or Parent, respectively, or any of their securities, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and although Morgan Stanley reserves the right to change or withdraw this opinion in that event, we do not assume any obligation to advise any person of any such change that may come to our attention or to update, revise or reaffirm this opinion.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Parent, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

Morgan Stanley has not, to the best of its knowledge, been denied access by the Company or Parent to any information requested by Morgan Stanley. We do not express any view on, and this opinion does not address, any term or aspect of the Arrangement Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Arrangement Agreement or entered into or amended in connection therewith, other than the fairness, from a financial point of view, of the Consideration to holders of the Company Class A Shares, other than Parent and the Levy Family Shareholders.

This opinion does not address the relative merits of the transactions contemplated by the Arrangement Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Arrangement Agreement or proceed with any other transaction contemplated by the Arrangement Agreement. In addition, this opinion does not in any manner address the prices at which the Parent Shares or Exchangeable Shares will trade following consummation of the Arrangement or at any time.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board only and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in the Circular and in any filing the Company is required to make pursuant to applicable securities laws. Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders' meeting to be held in connection with the Arrangement. The Company has informed Morgan Stanley that no other fairness or valuation opinions, other than the fairness opinions prepared by Canaccord Genuity Corp. and Greenhill & Co., have been prepared by parties other than Morgan Stanley with respect to the fairness, from a financial point of view, of the Arrangement.

Conclusion

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Class A Shares, other than Parent and the Levy Family Shareholders, pursuant to the Arrangement is fair, from a financial point of view, to such holders of the Company Class A Shares.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Michael D. Bluhm
• Michael D. Bluhm
• Managing Director

Appendix “G”
Canaccord Genuity FAIRNESS OPINION

(See attached)

G-1

August 4, 2021

Score Media and Gaming Inc.
As represented by

The Board of Directors

500 King Street West, Fourth Floor
Toronto, Ontario M5V 1L9
Canada

To the Board of Directors:

Canaccord Genuity Corp. (“Canaccord Genuity” or “we”) understands that Score Media and Gaming Inc. (the “Company”) intends to enter into a definitive arrangement agreement to be dated August 5, 2021 (the “Arrangement Agreement”) with Penn National Gaming, Inc. and/or one of its affiliates. (“Penn National”), providing for, among other things, the indirect acquisition by Penn National of all of the issued and outstanding class A subordinate voting shares of Company (the “Company Class A Shares”) and all of the issued and outstanding special voting shares of Company (the “Company Special Voting Shares” and collectively with the Company Class A Shares, the “Company Shares”), from the holders of such Company Shares (collectively, the “Company Shareholders”) by way of a plan of Arrangement (the “Arrangement”) carried out under the provisions of section 288 of the Business Corporations Act (British Columbia). Pursuant to the Arrangement, Company Shareholders will be entitled to US$17.00 per Company Class A Share in cash and 0.2398 common stock of Penn National (a “Parent Share ”), or at the election of each Company Shareholder that are or are deemed to be resident in Canada and are not exempt from tax, 0.2398 of an exchangeable share in the capital of a wholly- owned subsidiary of Penn National to be incorporated under the laws of British Columbia prior to the effective time of the Arrangement (an “Exchangeable Share”), with each Exchangeable Share being exchangeable for one Parent Share. We understand that each outstanding Company Special Voting Share is convertible into one Company Class A Share at the option of the holder at any time and from time to time.

We also understand that each issued and outstanding stock option of the Company (collectively, the “ Company Options”) and each restricted share unit of the Company (collectively, the “Company RSUs”) will either be exchanged pursuant to the Arrangement for (i) if vested (with respect to in-the money Company Options) or unvested (with respect to certain Company Options and/or Company RSUs, as applicable, held by any non-employee director of the Company or any employee who is a party to an agreement with the Company or its subsidiaries providing for the acceleration of such Company Option in connection with the consummation of the Arrangement), a cash payment by Penn National equal to the consideration to be received by Company Shareholders less the applicable exercise price in respect of such vested Company Option and/or Company RSU, as applicable, or (ii) if vested or unvested (except as described in (i) above), a Company Option and/or Company RSU, as applicable, that is a comparable award issued by Penn National pursuant to the terms of the Arrangement.

Canaccord Genuity also understands that the Company will provide written notice of forced conversion on September 1, 2021 to the holder of the Company’s 8.00% convertible unsecured subordinated debenture of the Company due August 31, 2024 with an aggregate principal amount outstanding of C$24,718,804.37 and will take all such actions as may be required to be taken to issue Company Class A Shares to such holder upon such conversion.

Canaccord Genuity also understands that John Levy, Benjamin Levy and the entities respectively controlled by them (collectively, the “Levy Supporting Shareholders”) and Relay Ventures (together with the Levy Supporting Shareholders, the “Company Supporting Shareholders ”) have each entered into a voting support agreement (the “Voting Agreements”) with Penn National whereby such Company Supporting Shareholders will agree, among other things, to vote their Company Shares in favour of the Arrangement (subject to the terms and conditions of the Voting Agreements). Canaccord Genuity understands that the Company Supporting Shareholders represent approximately 28% of the issued and outstanding Company Shares. Canaccord Genuity also understands that the applicable Voting Agreement entered into with each of John Levy and Benjamin Levy and the entities respectively controlled by them (each, a “Locked-Up Shareholder”) will restrict such Locked-Up Shareholder from transferring the Parent Shares and/or Exchangeable Shares received as consideration in respect of the Arrangement for the time period set forth in such Voting Agreement and Canaccord Genuity further understands that each director of the Company (other than John Levy and Benjamin Levy who are parties to the Voting Agreements) and certain executive officers of the Company have entered into voting support agreements (the “D&O Voting Agreements”) with Penn National pursuant to which such directors and executive officers will agree, among other things, to vote their Company Shares in favour of the Arrangement (subject to the terms and conditions of the Voting Agreements).

G-2

We further understand that the Company expects to hold a meeting of the Company securityholders for the purpose of obtaining the requisite securityholder approval for the Arrangement, consisting of: (i) 66 2/3% of the votes cast on the Arrangement resolution by Company Shareholders (voting together as a single class); and (ii) if required, a simple majority of the votes cast on the Arrangement resolution by Company Shareholders (voting on a separate class basis) excluding the votes for Company Shares that are required to be excluded pursuant to the Canadian Securities Administrators’ Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”).

The Company has retained Canaccord Genuity to provide advice and assistance to the Company and to the board of directors (the “Board of Directors”) of Canaccord Genuity’s opinion (the “Opinion”) as to the fairness of the consideration payable pursuant to the Arrangement, from a financial point of view, to the holders of Company Shares (other than the Company Supporting Shareholders and Penn National and its affiliates). Canaccord Genuity understands that the Opinion will be for the use of the Board of Directors and will be one factor, among others, that the Board of Directors will consider in determining whether to approve or recommend the Arrangement.

All dollar amounts herein are expressed in United States dollars, unless otherwise indicated.

Engagement

Canaccord Genuity was formally engaged by the Company through an agreement between the Company and Canaccord Genuity (the “Engagement Agreement”) dated as at July 30, 2021. The Engagement Agreement provides the terms upon which Canaccord Genuity has agreed to act as a financial advisor to the Company in connection with the Arrangement during the term of the Engagement Agreement. The terms of the Engagement Agreement provide that Canaccord Genuity is to be paid certain fees for its services as financial advisor, including a fee payable upon completion of the Arrangement or any alternative transaction and a fee payable in the event the Arrangement is not completed and a break-up fee or termination fee is paid to the Company. In addition, the Company has agreed to reimburse Canaccord Genuity for its reasonable out-of- pocket expenses and to indemnify Canaccord Genuity in respect of certain liabilities that might arise in connection with its engagement.

Relationship with Interested Parties

Canaccord Genuity is not an insider, associate, or affiliate (as such terms are defined in the Securities Act (Ontario)) of the Company or Penn National. Canaccord Genuity has not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of the Company, Penn National or their respective affiliates during the 24 months preceding the date on which Canaccord Genuity was first contacted by the Company in respect of the Arrangement, other than services provided under the Engagement Agreement or described herein. Canaccord Genuity acted as co-lead underwriter in each of the Company’s “bought deal” offerings which closed on August 25, 2020 and December 17, 2020, respectively. Canaccord Genuity also acted as joint book-running manager in connection with the Company’s initial public offering of Company Class A Shares in the United States, which closed on March 1, 2021.

In addition, Canaccord Genuity and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have long or short positions in the securities of the Company, Penn National or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it receives or may receive commission(s). As an investment dealer, Canaccord Genuity and its affiliates conduct research on securities and may, in the ordinary course of their business, provide research reports and investment advice to their clients on investment matters, including with respect to the Company, Penn National and the Arrangement. In addition, Canaccord Genuity and its affiliates may, in the ordinary course of their business, provide other financial services to the Company, Penn National or any of their respective associates or affiliates, including financial advisory, investment banking and capital market activities such as raising debt or equity capital. In addition, Canaccord Genuity and/or certain employees of Canaccord Genuity currently own or may have owned securities of the Company and/or Penn National.

G-3

Credentials of Canaccord Genuity

Canaccord Genuity is an independent investment bank which provides a full range of corporate finance, merger and acquisition, financial restructuring, sales and trading, and equity research services. Canaccord Genuity operates in North America, the United Kingdom, Europe, Asia, Australia, South America and the Middle East.

The Opinion expressed herein represents the views and opinions of Canaccord Genuity, and the form and content of the Opinion have been approved for release by a committee of Canaccord Genuity’s managing directors, each of whom is experienced in merger, acquisition, divestiture, fairness opinion, and capital markets matters.

Scope of Review

In arriving at its Opinion, Canaccord Genuity has reviewed, analysed, considered and relied upon (without attempting to independently verify the completeness or accuracy thereof) or carried out, among other things, the following:

1.	draft copy of the Arrangement Agreement (including accompanying disclosure schedules) dated August 4, 2021;

2.	draft forms of the Voting Agreements and the D&O Voting Agreements dated August 3, 2021;

3.	the Company’s audited consolidated financial statements and associated management’s discussion and analysis as at and for the periods ended August 31, 2020 and August 31, 2019 and August 31, 2018;

4.	the Company’s unaudited interim condensed consolidated financial statements and associated management’s discussion and analysis as at and for the three and nine months periods ended May 31, 2021 and May 31, 2020;

5.	Penn National’s audited consolidated financial statements and associated management’s discussion and analysis as at and for the periods ended December 31, 2020 and December 31, 2019 and December 31, 2018;

6.	Penn National’s unaudited consolidated financial statements and associated management’s discussion and analysis as at and for the three months period ended March 31, 2021 and March 31, 2020;

7.	the Company’s public investor presentation dated July 13, 2021;

8.	Penn National’s public investor presentation dated May 6, 2021;

9.	the note indenture dated July 1, 2021 between Penn National and Wells Fargo Bank, National Association, as trustee with respect to Penn National’s offering of US$400 million aggregate principal amount of 4.125% senior notes due 2029;

10.	recent press releases, material change reports and other public documents filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov/edgar.shtml;

11.	recent press releases and other public documents filed by Penn National on EDGAR;

12.	discussions with members of the Company’s senior management concerning the Company’s financial condition, the industry and its future business prospects;

G-4

13.	discussions with members of Penn National’s senior management concerning Penn National’s financial condition, the industry and its future business prospects;

14.	financial projections provided by the Company’s management, for the Company, for the calendar years 2021 through 2025, ending December 31, respectively, and discussions surrounding longer-term business and growth prospects in addition to the Company’s managements views on Penn National financial projections;

15.	financial projections provided by Penn National’s management, for Penn National, for the fiscal years 2021 through 2026, ending December 31, respectively, and discussions surrounding longer-term business and growth prospects;

16.	certain other corporate, industry and financial information prepared or provided by the Company’s or Penn National’s senior management;

17.	discussions with the Company’s executive team;

18.	discussions with the Company’s legal counsel relating to legal matters including with respect to the Arrangement Agreement;

19.	selected public market trading statistics and relevant financial information in respect of both the Company and Penn National, as well as other comparable public entities considered by Canaccord Genuity to be relevant;

20.	representations contained in certificates, addressed to Canaccord Genuity and dated the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which this Opinion is based and certain other matters; and

21.	such other corporate, industry and financial market information, investigations and analyses as Canaccord Genuity considered necessary or appropriate at the time and in the circumstances.

Canaccord Genuity has not, to the best of its knowledge, been denied access by the Company or Penn National to any information requested by Canaccord Genuity. Canaccord Genuity did not meet with the auditors of the Company or Penn National and has assumed the accuracy and fair presentation of, and has relied upon, without independent verification, the consolidated financial statements of the Company and Penn National and the reports of the auditors thereon.

Prior Valuations

The Company has represented to Canaccord Genuity that, to the best of its knowledge, information and belief, there have not been any prior valuations (as defined in MI 61-101) of the Company or any of its affiliates or any of its material assets, securities or liabilities in the past two years.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth herein.

Canaccord Genuity has not prepared a formal valuation or appraisal of the Company or Penn National or any of their respective securities or respective assets and the Opinion should not be construed as such. Canaccord Genuity has, however, conducted such analyses as it considered necessary and appropriate at the time and in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which any securities of the Company or Penn National may trade at any future date. We are not legal, tax or accounting experts, have not been engaged to review any legal, tax or accounting aspects of the Arrangement and express no opinion concerning any legal, tax or accounting matters concerning the Arrangement. Without limiting the generality of the foregoing, Canaccord Genuity has not reviewed and is not opining upon the tax treatment under the Arrangement. We have also assumed, with your consent, that (i) the Arrangement will be consummated upon the terms set forth in the Arrangement Agreement, without any waiver, modification or amendment of any material term, condition or agreement therein which would be in any way meaningful to our analysis and (ii) in the course of obtaining necessary governmental, regulatory, stockholder and third party approvals and consents for the Arrangement, no modification, delay, limitation, restriction or conditions will be imposed which would have an adverse effect on the Company or Penn National or be in any way meaningful to our analysis.

G-5

As provided for in the Engagement Agreement, Canaccord Genuity has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, documents, advice, opinions or representations, whether in written, electronic, graphic, oral or any other form or medium, including relating to the Company and Penn National, obtained by it from public sources, or provided to it by the Company and/or Penn National and their respective associates, affiliates, agents, consultants and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make such Information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of our professional judgment, we have not attempted to verify independently the completeness, accuracy and fair presentation of any of the Information. With respect to the financial projections provided to Canaccord Genuity used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of management of the Company and Penn National, as applicable, as to the matters covered thereby and which, in the opinion of the Company and Penn National, as appliable, are (and were at the time of preparation and continue to be) reasonable in the circumstances. By rendering the Opinion, we express no view as to the reasonableness of such forecasts, projections, estimates or the assumptions on which they are based.

In preparing the Opinion, Canaccord Genuity has made several assumptions, including that all of the conditions required to implement the Arrangement will be met, that the final version of the Arrangement Agreement, the Voting Agreements and the D&O Voting Agreements (collectively, the “Transaction Agreements”) will be identical to the most recent draft thereof reviewed by us, that all of the representations and warranties contained in the Transaction Agreements are true and correct as of the date hereof, that the Arrangement will be completed substantially in accordance with its terms and all applicable laws, and that the accompanying circular sent to Company securityholders in connection with the Arrangement will disclose all material facts relating to the Arrangement and will satisfy all applicable legal requirements.

Senior management of the Company have represented to Canaccord Genuity in certificates delivered as of the date hereof, among other things, that (i) to the best of their knowledge, information and belief, the Information, other than FOFI (as defined below), provided to Canaccord Genuity by the Company or its affiliates or its or their representatives for the purpose of preparing the Opinion (the “Company Information”), did not and does not omit to state a material fact in relation to the Company or its affiliates or the Arrangement necessary to make the Company Information not misleading in light of the circumstances under which the Company Information was presented; (ii) the Company Information was, at the date the information was provided to Canaccord Genuity, and, to the best of their knowledge, information and belief, is at the date hereof, complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact in respect of the Company or its affiliates the Arrangement; (iii) since the dates on which the Company Information was provided to Canaccord Genuity, there has been no material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (whether accrued, absolute, contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and, no material change or change in material facts has occurred in the Company Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; (iv) any portions of the Company Information which constitute budgets, strategic plans, forecasts, projections or other future-oriented financial information (“FOFI”) in respect of the Company and its affiliates have been prepared using assumptions which are (and were at the time of preparation) and continue to be, reasonable, having regard to the Company’s industry, business, financial condition, plans and prospects, and do not co ntain any untrue statement of a material fact or omit to state any material fact necessary to make such FOFI (as of the date of the preparation thereof) not misleading in light of the assumptions used at the time, any developments since the time of their preparation, or the circumstances in which such FOFI was provided to Canaccord Genuity; and (v) since the dates on which the Company Information was provided to Canaccord Genuity, except for the Arrangement, no material transaction has been entered into by the Company or any of its affiliates which has not been publicly disclosed.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the conditions and prospects, financial and otherwise, of the Company, Penn National and their respective subsidiaries and affiliates, as they were reflected in the Information and the Company Information and as they have been represented to Canaccord Genuity in discussions with management of the Company and Penn National. In its analyses and in preparing the Opinion, Canaccord Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Canaccord Genuity believes to be reasonable and appropriate in the exercise of its professional judgement, many of which are beyond the control of Canaccord Genuity or any party involved in the Arrangement.

G-6

The Opinion has been provided to the Board of Directors (solely in its capacity as such) for its sole use and benefit and only addresses the fairness, from a financial point of view, of the consideration to be received by the holders of Company Shares (other than the Company Supporting Shareholders) under the Arrangement. The Opinion may not be relied upon by any other person or entity (including, without limitation, securityholders, creditors or other constituencies of the Company) or used for any other purpose or published without the prior written consent of Canaccord Genuity, provided that Canaccord Genuity consents to the inclusion of the Opinion in its entirety and a summary thereof (provided such summary is in a form acceptable to Canaccord Genuity) in any proxy statement of the Company to be mailed to Company securityholders in connection with seeking their approval of the Arrangement and to the filing thereof, as necessary, by the Company on SEDAR and EDGAR, in accordance with applicable securities laws in Canada and the United States.

Canaccord Genuity has not been asked to, nor does Canaccord Genuity offer an opinion as to the terms of the Arrangement (other than in respect of the fairness, from a financial point of view, of the consideration to be received by the holders of Company Shares (other than the Company Supporting Shareholders and Penn National and its affiliates) or the forms of agreements or documents related to the Arrangement. The Opinion does not constitute a recommendation as to how the Board of Directors (or any director), management or any securityholder should vote or otherwise act with respect to any matters relating to the Arrangement, or whether to proceed with the Arrangement or any related transaction. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company. In considering fairness from a financial point of view, Canaccord Genuity considered the Arrangement from the perspective of holders of Company Shares generally and did not consider the specific circumstances of any particular holder of Company Shares, including with regard to income tax considerations. The Opinion is given as of the date hereof, and Canaccord Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come, or be brought, to the attention of Canaccord Genuity after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, including, without limitation, the terms and conditions of the Arrangement, or if Canaccord Genuity learns that the Information relied upon in rendering the Opinion was inaccurate, incomplete or misleading in any material respect, Canaccord Genuity reserves the right to change, modify or withdraw the Opinion after the date hereof.

Canaccord Genuity believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Conclusion

Based upon and subject to the foregoing, and such other matters as Canaccord Genuity considered relevant, Canaccord Genuity is of the opinion that, as of the date hereof, the consideration to be received under the Arrangement by the holders of Company Shares is fair, from a financial point of view, to the holders of Company Shares (other than the Company Supporting Shareholders and Penn National and its affiliates).

Yours truly,

/s/ Canaccord Genuity Corp.

CANACCORD GENUITY CORP.

G-7

Appendix “H”
Information Relating to Penn National

The following information about Penn National should be read in conjunction with the Annual Report on Form 10-K for the fiscal year end December 31, 2020 (the “2020 Annual Report”) incorporated by reference into this Appendix “H”, certain sections of the Definitive Proxy Statement of Penn National dated April 23, 2021 (the “Proxy Statement”) incorporated by reference into this Appendix “H”, and the information concerning Penn National appearing elsewhere in the Circular to which this Appendix “H” is attached. Notwithstanding anything stated to the contrary in the body of the Circular to which this Appendix “H” is attached, references to “Penn National” in this Appendix “H” refer to Penn National and its Subsidiaries, except where stated or the context otherwise indicates. Capitalized terms used but not otherwise defined in this Appendix “H” shall have the meanings ascribed to them in the Circular to which this Appendix “H” is attached.

Except as otherwise indicated, the information presented in this Appendix “H” is as of September 10, 2021.

CORPORATE STRUCTURE

Penn National Gaming, Inc.

Penn National is incorporated under the laws of the Commonwealth of Pennsylvania. Penn National’s principal executive offices are located at 825 Berkshire Blvd., Suite 200, Wyomissing, PA, 19610. Penn National had its initial public offering of common stock in May 1994. On June 17, 2021, Penn National filed its Second Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock from 200,000,000 to 400,000,000.

Intercorporate Relationships

The following chart shows Penn National and its current material subsidiaries, each of which is wholly owned, together with the jurisdiction of formation, incorporation or continuance of each entity as at September 10, 2021

BUSINESS OF PENN NATIONAL GAMING, INC.

Business Overview

Penn National is a leading, diversified, multi-jurisdictional owner and manager of gaming and racing properties, retail and online sports betting operations, and video gaming terminal (“VGT”) operations. Penn National’s wholly-owned interactive division, Penn Interactive Ventures, LLC (“Penn Interactive”), operates retail sports betting across Penn National’s portfolio, as well as online sports betting, online social casino, bingo and online casinos (“iGaming”).

As of the date hereof, Penn National owns, manages, or has ownership interests in forty-three properties in twenty states across the United States. The majority of the real estate assets (i.e., land and buildings) used in Penn National’s operations are subject to triple net master leases; the most significant of which are the Penn Master Lease and the Pinnacle Master Lease (as such terms are defined below under the heading “Triple Net Leases” and collectively referred to as the “Master Leases”), with Gaming and Leisure Properties, Inc. (“GLPI”), a publicly listed real estate investment trust (“REIT”). In addition, Penn National is currently developing Hollywood Casino Morgantown, its second Category 4 satellite gaming casino in Pennsylvania, which is expected to commence operations by the end of 2021. In December 2020, Penn National entered into a definitive agreement with GLPI to purchase the operations of Hollywood Casino Perryville. The transaction closed in July of 2021 (see “– Three Year History – 2020”, below). In May 2021, Penn National acquired 100% of the outstanding equity of HitPoint Inc. and Lucky Point Inc. (collectively, “Hitpoint”, see “Recent Acquisitions, Development Projects and Other”, below). On August 1, 2021, Penn National closed on its transaction for the purchase of the remaining 50% ownership interest in the Sam Houston Race Park in Houston with PM Texas Holdings, LLC, the Valley Race Park in Harlingen, Texas, and a license to operate a racetrack in Austin, Texas (see “Other Properties – Sam Houston Race Park and Valley Race Park”, below). On August 12, 2021, Penn National opened Hollywood Casino York, a Category 4 satellite gaming casino in Grantville, Pennsylvania.

Penn Interactive is Penn National’s interactive gaming division that operates its online sports betting app called Barstool Sportsbook as part of Penn National’s partnership with Barstool Sports Inc. (as described below under the heading “Three Year History – 2020”) as well as its iGaming platforms, with real money operations live in Pennsylvania, Michigan, Illinois, Indiana, Virginia, Colorado, New Jersey, Tennessee and Arizona. Penn Interactive includes the operations of Absolute Games, LLC, a developer and operator of online social bingo and other casino games. In addition, Penn Interactive has entered into multi-year agreements with leading sports betting operators for online sports betting and iGaming market access across Penn National’s portfolio of properties. Pursuant to these agreements, such sports betting operators have commenced operations in Indiana, Pennsylvania, West Virginia, and Iowa. Penn Interactive also operates 16 internally-branded or Barstool-branded retail sportsbooks located at Penn National's properties in Colorado, Illinois, Indiana, Iowa, Michigan, Mississippi, Pennsylvania and West Virginia.

Penn National’s MYCHOICE® customer loyalty program currently has over 24 million members and provides such members with various benefits, including complimentary goods and/or services. Penn National’s strategy has continued to evolve from an owner and manager of gaming and racing properties into an omni-channel provider of retail and online gaming, live racing and sports betting entertainment. Penn National believes its continued evolution into a best-in-class omni-channel provider of retail and online gaming and sports betting entertainment will be a catalyst for its core land-based business, while also providing a platform for significant long-term shareholder value.

Penn National believes that its portfolio of assets provides it the benefit of geographically-diversified cash flow from operations. Penn National expects to continue to expand its gaming operations through the implementation and execution of a disciplined capital expenditure program at its existing properties, the pursuit of strategic acquisitions and investments, and the development of new gaming properties. In addition, Penn National’s partnership with Barstool Sports Inc. reflects its strategy to continue evolving from the nation’s largest regional gaming operator to a best-in-class omni-channel provider of retail and online gaming and sports betting entertainment.

Three Year History

2018

In October 2018, Penn National completed the acquisition of Pinnacle Entertainment, Inc. (“Pinnacle”), a leading regional gaming operator (the “Pinnacle Acquisition”). In connection with the Pinnacle Acquisition, Penn National added 12 gaming properties to its portfolio, providing Penn National with greater operational scale and geographic diversity. Penn National assumed the Pinnacle Master Lease (defined below) concurrently with the closing of the Pinnacle Acquisition.

2019

In January 2019, Penn National acquired Margaritaville Casino Resort (“Margaritaville”) in Bossier City, Louisiana, subject to a triple net lease (the “Margaritaville Lease”) with VICI Properties Inc., a publicly listed REIT (“VICI”).

In May 2019, Penn National acquired Greektown Casino-Hotel (“Greektown”) in Detroit, Michigan, subject to a triple net lease (the “Greektown Lease”) with VICI.

2020

In February 2020, Penn National acquired a 36% (inclusive of 1% on a delayed basis) equity interest in Barstool Sports, Inc. (“Barstool Sports”), a leading digital sports, entertainment, lifestyle and media company, and entered into a strategic relationship with Barstool Sports, whereby Barstool Sports will exclusively promote Penn National’s land-based retail sportsbooks, iGaming products and online sports betting products, including the Barstool Sportsbook mobile app, to its national audience for a purchase price of US$161.2 million. Within three years after the closing or earlier at Penn National’s election, Penn National will increase its ownership in Barstool Sports to approximately 50% with an incremental investment of approximately US$62 million, consistent with the implied valuation at the time of the initial investment. With respect to the remaining Barstool Sports shares, Penn National has immediately exercisable call rights, and the existing Barstool Sports stockholders have put rights exercisable beginning three years after closing, all based on a fair market value calculation at the time of exercise (subject to a cap of US$650.0 million and a floor of 2.25 times the annualized revenue of Barstool Sports, all subject to various adjustments). Upon closing, Penn National became Barstool Sports’ exclusive gaming partner for up to 40 years and has the sole right to utilize the Barstool Sports brand for all of its online and retail sports betting and iGaming products. For additional information, see Note 7, “Investments in and Advances to Unconsolidated Affiliates” in Penn National’s Consolidated Financial Statements attached hereto as Schedule A to this Appendix “H”.

Penn Interactive launched an online sports betting app called Barstool Sports in Pennsylvania in September 2020.

On March 11, 2020, the World Health Organization declared the novel coronavirus (known as “COVID-19”) outbreak to be a global pandemic. To help combat the spread of COVID-19 and pursuant to various orders from state gaming regulatory bodies or governmental authorities, operations at all of Penn National’s properties were temporarily suspended for single or multiple time periods during the year. Once re-opened, properties operated with reduced gaming and hotel capacity and limited food and beverage offerings in order to accommodate social distancing and health and safety protocols.

On March 27, 2020, Penn National and GLPI entered into a binding term sheet pursuant to which Penn National agreed that, in the future, it would exercise the next scheduled five-year renewal under the Penn Master Lease and the Pinnacle Master Lease. See “Triple Net Leases – Penn Master Lease and Pinnacle Master Lease” below.

During the fourth quarter of 2020, Penn National’s properties temporarily suspended operations in Pennsylvania, Michigan and Illinois and were subject to increased operational restrictions in Ohio and Massachusetts (among other states). Penn National’s Michigan property temporarily closed on November 17, 2020 and reopened on December 23, 2020; the Pennsylvania properties temporarily closed on December 12, 2020 and reopened on January 4, 2021; and the Illinois properties temporarily closed on November 20, 2020 and began reopening with limited hours of operations beginning January 16, 2021. The property closures were pursuant to the various orders from state gaming regulatory bodies or governmental authorities to combat the rapid spread of COVID-19. As of the date of this Circular, all of Penn National’s properties have reopened.

The COVID-19 pandemic caused significant disruptions to Penn National’s business and had a material adverse impact on Penn National’s financial condition, results of operations and cash flows. During the year, substantial measures were taken to improve Penn National’s financial position and liquidity as discussed in the Consolidated Financial Statements Note 1, “Organization and Basis of Presentation” in Penn National’s Consolidated Financial Statements attached hereto as Schedule A to this Appendix “H”.

On December 15, 2020, Penn National entered into a definitive agreement with GLPI to purchase the operations of Hollywood Casino Perryville for US$31.1 million. The transaction closed in July of 2021. Simultaneous with the closing of the transaction, Penn National leased the real estate assets associated with Hollywood Casino Perryville from GLPI with initial annual rent of US$7.8 million per year subject to escalation. For additional information on Penn National’s acquisitions, see Note 6, “Acquisitions and Dispositions” in Penn National’s Consolidated Financial Statements attached hereto as Schedule A to this Appendix “H”.

Triple Net Leases

As noted above, the majority of the real estate assets used in Penn National’s operations are subject to either the Penn Master Lease or the Pinnacle Master Lease. In addition to the Penn Master Lease and the Pinnacle Master Lease, five individual gaming facilities used in Penn National’s operations are subject to individual triple net leases. Under triple net leases, in addition to lease payments for the real estate assets, Penn National is required to pay the following, among other things: (1) all facility maintenance; (2) all insurance required in connection with the leased properties and the business conducted on the leased properties; (3) taxes levied on or with respect to the leased properties (other than taxes on the income of the lessor); (4) all tenant capital improvements; and (5) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties.

The following summaries of the Master Leases are qualified in their entirety by reference to either the Penn Master Lease or the Pinnacle Master Lease.

Penn Master Lease and Pinnacle Master Lease

Pursuant to a triple net master lease with GLPI (the “Penn Master Lease”), which became effective November 1, 2013, Penn National leases real estate assets associated with nineteen of the gaming facilities used in its operations. The Penn Master Lease has an initial term of fifteen years with four subsequent, five-year renewal periods on the same terms and conditions, exercisable at Penn National’s option. If Penn National elects to renew the term of the Penn Master Lease, the renewal will be effective as to all of the leased real estate assets then subject to the Penn Master Lease, subject to limitations on the final renewal term with respect to certain of the barge-based facilities.

In connection with the Pinnacle Acquisition, Penn National assumed a triple net master lease with GLPI (the “Pinnacle Master Lease”), originally effective April 28, 2016. Pursuant to the Pinnacle Master Lease, Penn National leases real estate assets associated with twelve of the gaming facilities used in its operations from GLPI. Upon assumption of the Pinnacle Master Lease, as amended, there were seven and a half years remaining of the initial ten-year term, with five subsequent, five-year renewal periods exercisable at Penn National’s option. Furthermore, in conjunction with the Pinnacle Acquisition, GLPI acquired the real estate assets associated with Plainridge Park Casino and leased back such assets to Penn National pursuant to an amendment to the Pinnacle Master Lease.

Pursuant to a binding term sheet between Penn National and GLPI entered into on March 27, 2020, Penn National agreed that, in the future, it would exercise the next scheduled five-year renewal under the Penn Master Lease and the Pinnacle Master Lease. GLPI agreed they would grant Penn National the option to exercise an additional five-year renewal term at the end of the lease term on the Penn Master Lease and the Pinnacle Master Lease, subject to certain conditions. In the future, upon exercising each of these renewal options, the term of the Penn Master Lease would extend to November 30, 2033 and the term of the Pinnacle Master Lease would extend to April 30, 2031. If all renewal options contained within the Penn Master Lease and the Pinnacle Master Lease were exercised, inclusive of these renewal options, the term of the Penn Master Lease would extend to November 30, 2053 and the term of the Pinnacle Master Lease would extend to April 30, 2056.

Morgantown Lease

On October 1, 2020, Penn National sold the land underlying its Morgantown development project to GLPI in exchange for rent credits of US$30.0 million. Contemporaneous with the sale, Penn National entered into a triple net lease with a Subsidiary of GLPI for the land underlying Morgantown (the “Morgantown Lease”). The initial term of the Morgantown Lease is twenty years with six subsequent, five-year renewal periods, exercisable at Penn National’s option.

Meadows Lease, Margaritaville Lease, Greektown Lease and Tropicana Lease

In connection with the Pinnacle Acquisition, Penn National assumed a triple net lease of the real estate assets used in the operations of Meadows Racetrack and Casino (the “Meadows Lease”), originally effective September 9, 2016, with GLPI as the landlord. Upon assumption of the Meadows Lease, there were eight years remaining of the initial ten-year term, with three subsequent, five-year renewal options followed by one four-year renewal option on the same terms and conditions, exercisable at Penn National’s option.

As discussed above, in separate acquisitions, Penn National entered into the Margaritaville Lease with VICI for the real estate assets used in the operations of Margaritaville and the Greektown Lease with VICI for the real estate assets used in the operations of Greektown. Both the Margaritaville Lease and the Greektown Lease have initial terms of 15 years, with four subsequent five-year renewal options on the same terms and conditions, exercisable at Penn National’s option.

On April 16, 2020, Penn National sold the real estate assets associated with its Tropicana Las Vegas (“Tropicana”) property to a Subsidiary of GLPI in exchange for rent credits of US$307.5 million. Contemporaneous with the sale, Penn National entered into a leaseback of the real estate assets for nominal cash rent. Penn National is required to continue to operate the Tropicana for two years (subject to three one-year extensions at GLPI’s option) or until the real estate assets and the operations of the Tropicana are earlier sold by GLPI.

On April 13, 2021, GLPI announced that it entered into a binding term sheet with Bally’s Corporation (“Bally’s”) whereby Bally’s plans to acquire both GLPI’s non-land real estate assets and Penn National’s outstanding equity interests in Tropicana Las Vegas Hotel and Casino, Inc., which has the gaming license and operates the Tropicana, for an aggregate cash acquisition price of US$150.0 million. GLPI will retain ownership of the land and will concurrently enter into a 50-year ground lease with initial annual rent of US$10.5 million. This transaction is expected to close in early 2022, subject to Penn National, GLPI and Bally’s entering into definitive agreements and regulatory approval. There is no guarantee that this transaction will close within this time frame, or at all.

Operating Properties

Penn National organizes the properties it operates, manages and owns, as applicable, into four segments: Northeast, South, Midwest and West. Below is a description of each of Penn National’s properties by segment.

Northeast Segment

Ameristar East Chicago

Ameristar East Chicago is located less than 25 miles from downtown Chicago, Illinois and offers guests a gaming and entertainment experience in the Chicago metropolitan area. In addition to gaming amenities, the property features a full-service hotel, a sportsbook for live sports betting, a fitness center, dining venues, lounges and 5,400 square feet of meeting and event space.

Greektown Casino-Hotel

Greektown Casino-Hotel is located in the Greektown district of Detroit, Michigan, and is one of four casino hotels in the Detroit-Windsor area. In addition to slot machines, table games, poker tables and a sportsbook for live sports betting, the property features a 30-story hotel, several food and beverage options from casual to fine dining, as well as 10,000 square feet of convention and banquet space.

Hollywood Casino Bangor

Hollywood Casino Bangor is located less than five miles from the Bangor airport in Maine. It features slot machines, table games and poker tables, as well as a hotel with 5,100 square feet of meeting and multipurpose space; and dining and entertainment options. Bangor Raceway, which is adjacent to the property, is located at historic Bass Park and includes a one-half mile standardbred racetrack and a 12,000 square foot grandstand capable of seating 3,500 patrons.

Hollywood Casino at Charles Town Races

Hollywood Casino at Charles Town Races is located within approximately an hour drive of the Baltimore, Maryland and Washington, D.C. markets. In addition to slot machines, table games and poker tables, the property includes a sportsbook for live sports betting, as well as a variety of dining options. The complex also features live thoroughbred racing at a 3/4-mile all-weather lighted thoroughbred racetrack with a 3,000-seat grandstand and simulcast wagering.

Hollywood Casino Columbus

Hollywood Casino Columbus is a Hollywood-themed casino located in Columbus, Ohio. It features slot machines, table games and poker tables as well as multiple food and beverage outlets, and an entertainment lounge.

Hollywood Casino Lawrenceburg

Hollywood Casino Lawrenceburg is a Hollywood-themed casino riverboat located along the Ohio River in Lawrenceburg, Indiana, approximately 15 miles west of Cincinnati, Ohio. In addition to slot machines, table games, and poker tables, the riverboat features a sportsbook for live sports betting, as well as a variety of dining options. The hotel and event center, located within one mile from the casino, includes 18,000 square feet of multipurpose space and 19,500 square feet of ballroom and meeting space.

Hollywood Casino at Penn National Race Course

Hollywood Casino at Penn National Race Course is located 15 miles northeast of Harrisburg, Pennsylvania. This gaming facility also includes a variety of dining and entertainment options, as well as sports betting and a viewing area for live racing. The property includes a one-mile all-weather lighted thoroughbred racetrack and a 7/8-mile turf track.

Hollywood Casino Toledo

Hollywood Casino Toledo is a Hollywood-themed casino, located on the bank of the Maumee River, in Toledo, Ohio. The property features slot machines, table games and poker tables, as well as multiple food and beverage outlets and an entertainment lounge.

Hollywood Gaming at Dayton Raceway

Hollywood Gaming at Dayton Raceway is a Hollywood-themed casino and raceway located in Dayton, Ohio. It features video lottery terminals, a 5/8-mile standardbred racetrack, as well as various restaurants and bars, amongst other amenities.

Hollywood Gaming at Mahoning Valley Race Course

Hollywood Gaming at Mahoning Valley Race Course is a Hollywood-themed casino and raceway located in Youngstown, Ohio featuring video lottery terminals and a one-mile thoroughbred racetrack. The property also includes various restaurants, and bars, amongst other amenities.

Marquee by Penn

Marquee by Penn is Penn National’s licensed VGT route operator with a network of twenty-three truck stop establishments in Pennsylvania.

Meadows Racetrack and Casino

Meadows Racetrack and Casino is located in Washington, Pennsylvania, approximately 25 miles south of Pittsburgh, Pennsylvania. In addition to gaming amenities, the property offers a sportsbook for live sports betting, several dining options, as well as an event and banquet center, a simulcast betting parlor, a harness racetrack and a bowling alley.

Plainridge Park Casino

Plainridge Park Casino is located 20 miles southwest of the Boston beltway just off I-95 in Plainville, Massachusetts. In addition to gaming offerings, Plainridge Park Casino features various restaurants and bars, along with a 5/8-mile live harness racing facility with a two-story clubhouse for simulcast operations, special events, and live racing viewing.

Hollywood Casino Perryville

Hollywood Casino Perryville is located in Perryville Maryland approximately 50 miles northeast of Baltimore, Maryland. In addition to gaming amenities, the property offers several dining options, and live entertainment.

Hollywood Casino York

Hollywood Casino York is located in Springettsbury Township, Pennsylvania approximately 80 miles north of Baltimore, Maryland. In addition to gaming amenities (including slot machines and table games), the property offers the first retail Barstool Sportsbook in Pennsylvania for live sports betting as well as casual dining options.

South Segment

1st Jackpot Casino

1st Jackpot Casino is the closest Tunica-area casino to downtown Memphis, Tennessee. It features slot machines, table games, a café, a sportsbook and a live entertainment venue.

Ameristar Vicksburg

Ameristar Vicksburg, the largest dockside casino in central Mississippi, is located along the Mississippi River approximately forty-five miles west of Mississippi’s largest city, Jackson. In addition to gaming amenities, the property features a hotel, multiple dining and bar facilities, an 1,800 square feet of meeting and event space, a sports book and an RV park.

Boomtown Biloxi

Boomtown Biloxi, located in Biloxi, Mississippi, offers slot machines and table games, and a sportsbook for live sports betting, as well as a variety of dining options. The property also includes a recreational vehicle park, and a 3,600 square foot event center and board room.

Boomtown Bossier City

Boomtown Bossier City features a hotel adjoining a dockside riverboat casino located less than one mile from the Louisiana Boardwalk. It also offers several dining options, ranging from a high-end steakhouse to casual dining restaurants, and 1,500 square feet of meeting and conference space.

Boomtown New Orleans

Boomtown New Orleans is located in the West Bank area across the Mississippi River and approximately 15 minutes from the French Quarter of New Orleans, Louisiana. In addition to gaming amenities, it also features a five-story hotel, a fitness center, several restaurants, a 500-seat entertainment venue, and over 14,000 square feet of meeting and conference space.

Hollywood Casino Gulf Coast

Hollywood Casino Gulf Coast is located in Bay St. Louis, Mississippi and features slot machines, table games, and a sportsbook for live sports betting. The property also features a golf course, various dining options, and an RV park amongst other amenities. The waterfront hotel includes a 10,000 square foot ballroom, and nine separate meeting rooms offering more than 14,000 square feet of meeting space.

Hollywood Casino Tunica

Hollywood Casino Tunica is a Hollywood-themed casino, located less than 10 miles from Tunica County River Park. In addition to gaming offerings, it features a sportsbook for live sports betting, a hotel, a 123-space recreational vehicle park, various dining and bar options, and banquet and meeting facilities.

L’Auberge Baton Rouge

L’Auberge Baton Rouge is located approximately ten miles southeast of downtown Baton Rouge, Louisiana. In addition to gaming options, the property features a 12-story hotel, a variety of dining choices, and 13,000 square feet of meeting and event space.

L’Auberge Lake Charles

L’Auberge Lake Charles offers one of the closest full-scale casino hotel facilities to Houston, Texas, as well as to the Austin, Texas and San Antonio, Texas metropolitan areas. The location is approximately 140 miles from Houston and approximately 300 miles and 335 miles from Austin and San Antonio, respectively. In addition to gaming amenities, the property features several dining outlets, a golf course, a full-service spa, and more than 26,000 square feet of meeting and event space.

Margaritaville Resort Casino

Margaritaville Resort Casino is one of the premier gaming, lodging, dining and entertainment experiences in Northern Louisiana. The property provides an island-style theme and includes a 15,000 square foot 1,000-seat theater, and 9,500 square feet of meeting space.

West Segment

Ameristar Black Hawk

Ameristar Black Hawk is located in the center of the Black Hawk gaming district, approximately 40 miles west of Denver, Colorado. In addition to gaming amenities, the resort features a hotel, a full-service day spa, several dining outlets, a live entertainment bar, and 15,000 square feet of meeting and event space.

Cactus Petes and Horseshu

Cactus Petes and Horseshu (collectively, the “Jackpot Properties”) are located just south of the Idaho border in Jackpot, Nevada. The Jackpot Properties collectively feature two hotels, several dining options, a 4,000 seat amphitheater, a showroom, a live entertainment lounge, and meeting and event facilities.

M Resort

M Resort, located approximately ten miles from the Las Vegas strip in Henderson, Nevada, is situated at the southeast corner of Las Vegas Boulevard and St. Rose Parkway. The resort features slot machines, table games and a sportsbook for live sports betting, as well as a hotel and a variety of dining and bar options. The property also features more than 60,000 square feet of meeting and conference space, a spa and fitness center, and a 100,000 square foot event center.

Tropicana Las Vegas

Tropicana Las Vegas, located on the strip in Las Vegas, Nevada, is situated at the corner of Tropicana Boulevard and Las Vegas Boulevard. In addition to gaming, the resort features a hotel, a sportsbook kiosk, full-service restaurants, a food court, and a variety of bar and lounge options. The property also includes entertainment venues, over 100,000 square feet of exhibition and meeting space, and a five-acre tropical beach event area and spa.

Zia Park Casino

Zia Park Casino is located in Hobbs, New Mexico, and features slot machines, a hotel, restaurants, a one-mile quarter/thoroughbred racetrack with live racing from September to December, and a year-round simulcast parlor.

Midwest Segment

Ameristar Council Bluffs

Ameristar Council Bluffs is located across the Missouri River from Omaha, Nebraska and includes the largest riverboat in Iowa. In addition to gaming amenities, the property also features a hotel, a fitness center, several dining facilities, a sports bar featuring a sportsbook with live sports betting, and 5,000 square feet of convention and meeting space.

Argosy Casino Alton

Argosy Casino Alton is located on the Mississippi River in Alton, Illinois, approximately twenty miles northeast of downtown St. Louis, Missouri. Argosy Casino Alton is a three-deck riverboat featuring slot machines, table games and a sportsbook for live betting. Argosy Casino Alton includes an entertainment pavilion and features a deli, a VIP lounge and a 475-seat main showroom.

Argosy Casino Riverside

Argosy Casino Riverside is located on the Missouri River, approximately five miles from downtown Kansas City. In addition to gaming amenities, this Mediterranean-themed property features a nine-story hotel, a spa, an entertainment facility featuring various food and beverage areas, a VIP lounge and a sports/entertainment lounge and 19,000 square feet of banquet/conference facilities.

Hollywood Casino Aurora

Hollywood Casino Aurora is located in Aurora, Illinois, the second largest city in Illinois, approximately thirty-five miles west of Chicago. This single-level dockside casino offers guests gaming amenities, including a poker room and a sportsbook for live sports betting and features multiple dining and bar options.

Hollywood Casino Joliet

Hollywood Casino Joliet is located on the Des Plaines River in Joliet, Illinois, approximately forty miles southwest of Chicago. The complex includes a barge-based casino which provides guests with two levels of gaming experience, as well as a land-based pavilion with several dining and entertainment options. In addition, the property includes a sportsbook for live betting, a hotel, 4,600 square feet of meeting space, and an eighty-space RV park.

Hollywood Casino at Kansas Speedway

Hollywood Casino at Kansas Speedway, our fifty percent joint venture with NASCAR, is located in Kansas City, Kansas. It features slot machines, table games and poker tables and offers a variety of dining and entertainment facilities, and a meeting room.

Hollywood Casino St. Louis

Hollywood Casino St. Louis is located adjacent to the Missouri River directly off I-70 and approximately twenty-two miles northwest of downtown St. Louis, Missouri. The facility features slot machines, table games, poker tables, a hotel, and a variety of dining and entertainment venues.

Prairie State Gaming

Prairie State Gaming is Penn National’s licensed VGT route operator in Illinois across a network of over 390 bar and/or retail gaming establishments in seven distinct geographic areas throughout Illinois.

River City Casino

River City Casino is located in the St. Louis, Missouri metropolitan area, just south of the confluence of the Mississippi River and the River des Peres in the south St. Louis community of Lemay, Missouri. River City Casino features a hotel, multiple dining outlets, an entertainment lounge, and over 10,000 square feet of conference space.

Other Properties

Freehold Raceway

Through Penn National’s joint venture in Pennwood Racing, Inc. (“Pennwood”), Penn National owns fifty percent of Freehold Raceway. The property features a half-mile standardbred race track and a 118,000 square foot grandstand. In addition, through Penn National’s Pennwood joint venture, Penn National owns fifty percent of a leased off-track wagering facility (“OTW”) in Toms River, New Jersey, and operates another OTW, which Penn National constructed, in Gloucester Township, New Jersey.

Retama Park Racetrack

Penn National has a management contract with Retama Development Corporation, a local government corporation of the City of Selma, Texas, to manage the day-to-day operations of Retama Park Racetrack. In addition, Penn National owns one percent of the equity of Retama Nominal Holder, LLC, which holds a nominal interest in the racing license used to operate Retama Park Racetrack. Additionally, Penn National owns a seventy-five and a half percent interest in Pinnacle Retama Partners, LLC (“PRP”), which owns the contingent gaming rights that may arise if gaming under the existing racing license becomes legal in Texas in the future.

Sam Houston Race Park and Valley Race Park

Penn National has a joint venture with MAXXAM, which owns and operates Sam Houston Race Park and Valley Race Park, and holds a license for a racetrack in Manor, Texas, just outside of Austin. Sam Houston Race Park, which is located fifteen miles northwest from downtown Houston along Beltway 8, hosts thoroughbred and quarter horse racing and offers daily simulcast operations, as well as hosts various special events, private parties and meetings, concerts and national touring festivals throughout the year. Valley Race Park features 91,000 of property square footage as a dog racing and simulcasting facility.

On March 15, 2021, Penn National entered into a purchase agreement with PM Texas Holdings, LLC for the purchase of the remaining fifty percent ownership interest in the Sam Houston Race Park in Houston, Texas, the Valley Race Park in Harlingen, Texas, and a license to operate a racetrack in Austin, Texas. The purchase price consisted of US$56.0 million, comprised of US$42.0 million in cash and US$14.0 million of Penn National's common equity, as well as contingent consideration. The contingent consideration will be triggered in the event the State of Texas establishes a statutory framework authorizing land-based gaming or online gaming operations in the state prior to the ten-year anniversary of the closing date. The transaction closed August 1, 2021.

Sanford-Orlando Kennel Club

The greyhound racetrack and related facility was sold to a land developer during the fourth quarter of 2020. The remaining facility owned by Penn National is used to operate a restaurant and to offer year-round simulcast racing operations.

Recent Acquisitions, Development Projects and Other

As noted above, Penn Interactive launched the Barstool Sports online sports betting app in Pennsylvania in September 2020. The Barstool Sports app was subsequently launched in Michigan in January 2021, in Illinois in March 2021, in Indiana in May 2021, in Virginia, Colorado and New Jersey in August 2021, and in Tennessee and Arizona in September 2021. In addition, Penn Interactive has entered into multi-year agreements with leading sports betting operators for online sports betting and iGaming market access across our portfolio of properties.

On December 15, 2020, Penn National entered into a definitive agreement with GLPI to purchase the operations of Hollywood Casino Perryville for US$31.1 million. The transaction closed early in the second quarter of 2021. Simultaneous with the closing of the transaction, Penn National leased the real estate assets associated with Hollywood Casino Perryville from GLPI with initial annual rent of US$7.8 million per year subject to escalation. See “ – Three Year History – 2020”, above.

On May 11, 2021, Penn National acquired 100% of the outstanding equity of HitPoint. The purchase price totaled US$12.7 million, consisting of US$6.2 million in cash, US$3.5 million of Penn National's common equity, and a US$3.0 million contingent liability. The contingent liability is payable in annual installments over three years, through a combination of cash and Penn National's common equity and is based on achievement of certain performance factors. The preliminary purchase price allocation resulted in recognition of US$8.5 million of goodwill, US$4.3 million in developed technology which is included in “Other intangible assets, net” within Penn National’s unaudited consolidated balance sheets, along with other miscellaneous operating assets and liabilities. See “Business Description”, above.

In March 2021, Penn National entered into a purchase agreement with PM Texas Holdings, LLC for the purchase of the remaining 50% ownership interest in the Sam Houston Race Park in Houston, Texas, the Valley Race Park in Harlingen, Texas, and a license to operate a racetrack in Austin, Texas. The transaction closed August 1, 2021. See “ – Other Properties – Sam Houston Race Park and Valley Race Park”, above.

On August 12, 2021, Penn National opened Hollywood Casino York, a Category 4 satellite gaming casino in Grantville, Pennsylvania.

In the fourth quarter of 2021, Penn National expects to close the Arrangement.

HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated balance sheets of Penn National as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “Penn National Annual Financial Statements”) and the unaudited consolidated financial statements of Penn National for the quarterly period ended June 30, 2021 (the “Interim Consolidated Financial Statements” and together with the Penn National Annual Financial Statements, the “Consolidated Financial Statements”) are attached as Schedule A to this Appendix “H”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion & Analysis of Penn National as of and for the year ended December 31, 2020 compared to December 31, 2019 (the “Penn National Annual MD&A”) and Management’s Discussion & Analysis of Penn National for the quarterly period ended June 30, 2021 (the “Penn National Interim MD&A” and together with the Penn National Annual MD&A, the “Penn National MD&A”) are appended hereto as Schedule B and should be read in conjunction with the Consolidated Financial Statements.

DIVIDENDS OR DISTRIBUTIONS

Since Penn National’s initial public offering of common stock in May 1994, Penn National has not paid any cash dividends on its common stock. Penn National intends to retain all of its earnings to finance the development of its business and thus, does not anticipate paying cash dividends on its common stock for the foreseeable future. Payment of any cash dividends in the future will be at the discretion of the Penn National Board and will depend upon, among other things, Penn National’ future earnings, operations and capital requirements, Penn National’s general financial condition and general business conditions. In addition, Penn National’s Senior Secured Credit Facilities and senior notes (as described in Penn National’s 2020 Annual Report incorporated by reference herein) restrict, among other things, Penn National’s ability to pay dividends. Future financing arrangements may also prohibit the payment of dividends under certain conditions.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

Penn National is authorized under its Second Amended and Restated Articles of Incorporation (the “Penn National Articles”) to issue 400,000,000 shares of common stock, par value US$0.01 per share (the “Penn Shares”).

As at September 10, 2021, there were 1,000,000 shares of Series B preferred stock, 18,500 shares of Series C preferred stock, and 5,000 shares of Series D preferred stock authorized. Penn National has also reserved for issuance 4,947,467 Penn Shares in connection with its 2018 Long Term Incentive Compensation Plan. As at September 10, 2021, Penn National has 3,187,579 stock option awards and 1,529,751 restricted stock awards outstanding, each exercisable into 3,187,579 and 1,529,751 Penn Shares, respectively (assuming that, in the case of restricted stock awards, such awards vest at target level). Penn National’s Articles permit the Penn National Board to, without stockholder approval, fix the designation, rights, preferences and limitations of shares of preferred stock.

Except as otherwise provided in the Articles and Fourth Amended and Restated Bylaws (together with the Penn National Articles, the “Charter Documents”), the holders of Penn Shares have the exclusive voting power, and every holder of Penn Shares is entitled to one vote for every Penn Share standing in the name of the shareholder on Penn National’s books. Except as otherwise provided in the Pennsylvania Business Corporation Law of 1998 or the Charter Documents, whenever any corporate action is to be taken by vote of the shareholders of Penn National, it shall be authorized by a majority of the votes cast at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon. The shareholders of Penn National may act only at a duly organized meeting.

Holders of Penn Shares are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Penn National Board, in its discretion, out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock.

In the event of a liquidation, dissolution or winding up of Penn National, holders of Penn Shares are entitled to share ratably in all assets remaining after the payment of all of Penn National’s liabilities and subject to the liquidation preferences of any outstanding preferred stock. Any undesignated preferred stock issued by Penn National may rank prior to Penn Shares in the event of voluntary or involuntary liquidation, dissolution distribution of assets or winding up of Penn National.

The Penn Shares do not carry preemptive rights, are not redeemable, do not have any conversion rights, are not subject to further calls and are not subject to any sinking fund provisions. The rights and preferences of holders of Penn Shares are subject to the rights of any series of preferred stock that Penn National may issue.

The Penn Shares are denominated in U.S. dollars and trade in U.S. dollars on the NASDAQ. As at August 31, 2021, 157,032,236 Penn Shares are outstanding and publicly traded on the NASDAQ under the trading symbol “PENN”. The outstanding Penn Shares are fully paid and non-assessable.

CONSOLIDATED CAPITALIZATION

The following table sets forth Penn National’s consolidated capitalization as at June 30, 2021 and adjusted to give effect to the Arrangement. The table sets forth cash and cash equivalents and capitalizations (i) on an actual basis and (ii) on an as adjusted basis to reflect the estimated theScore financial position in US$ and in accordance with US Generally Accepted Accounting Principles. Except as otherwise noted, for the purposes of this capitalization table, theScore financial results depict its financial position as of the end of its third quarter (May 31, 2021). The following table should be read in conjunction with the Consolidated Financial Statements attached hereto as Schedule A and the Penn National MD&A attached hereto as Schedule B.

	Penn National As of June 30, 2021		Combined Company As of June 30, 2021
(in millions, except share and per share data)	Actual		As Adjusted
Cash and cash equivalents	US$	2,274.7	US$	1,475.5
Total long term debt, net of debt discounts and debt issuance costs(1)(2)	US$	2,360.3	US$	2,360.3
Stockholders’ equity
Series B Preferred stock (US$0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding), Actual and As Adjusted		-		-
Series C Preferred stock (US$0.01 par value, 18,500 shares authorized, no shares issued and outstanding), Actual and As Adjusted		-		-
Series D Preferred stock (US$0.01 par value, 5,000 shares authorized, 926 shares issued and 775 shares outstanding) Actual and As Adjusted		24.2		24.2
Common stock (US$0.01 par value, 400,000,000 shares authorized, 158,954,266 shares issued, and 156,786,873 shares outstanding), Actual; (US$0.01 par value, 400,000,000 shares authorized, 172,836,389 shares issued, and 170,668,996 shares outstanding), As Adjusted(3)		1.6		1.7
Treasury stock, at cost, (2,167,393 shares held)		(28.4)		(28.4)
Additional paid-in capital(3)		3,178.5		4,240.2
Retained earnings (accumulated deficit)		(217.6)		(217.6)
Total Penn National stockholders’ equity		2,958.3		4,020.1
Non-controlling interest		(0.5)		(0.5)
Total stockholders’ equity	US$	2,957.8	US$	4,019.6
Total capitalization(4)	US$	5,318.1	US$	6,379.9

(1)	As of June 30, 2021, Penn National had US$672.2 million of available borrowing capacity under the Revolving Credit Facility.

(2)	Reflects the conversion of all of the outstanding convertible debentures of theScore to 2,969,107 Class A Shares.

(3)	Excludes 1,666,667 theScore Class A Shares owned by Penn National as of June 30, 2021.

(4)	Includes total debt and total shareholders’ equity.

OPTIONS TO PURCHASE SECURITIES

Penn National maintains the following plans pursuant to which options to purchase Penn Shares or equity-based securities in respect of Penn Shares are outstanding:

•	Penn National’s 2018 Long Term Incentive Compensation Plan (as amended and restated effective June 9, 2021)

•	Penn National’s Performance Share Program; and

•	Penn National’s 2008 Long Term Incentive Compensation Plan.

The following table shows the aggregate number of options or share awards as at August 30, 2021 outstanding under these various plans:

Group (Number of Holders in Group)	Number of Penn Shares Subject to Options	Exercise Price (US$)	Expiry Date	Number of Penn Shares Subject to Share Awards	Grant Date Fair Market Value of Share Awards
Executive officers and past executive officers of Penn National [7]	2,201,149	12.87-117.82	January 6, 2022 – February 23, 2031	1,026,687	24.08-117.82
Directors and past directors of Penn National [9]	44,543	12.87	February 9, 2023	82,219	19.45-81.77
Executive officers and past executive officers of subsidiaries of Penn National	-	-	-	-	-
Directors and past directors of subsidiaries of Penn National	-	-	-	-	-
Employees and past employees of Penn National	943,315	12.65-104.84	September 14, 2021 – July 1, 2031	306,837	12.65-126.26
Employees and past employees of subsidiaries of Penn National	-	-	-	-
Consultants of Penn National	-	-	-	115,070	22.85-126.26
Total	3,189,007	12.65-117.82	September 14, 2021 – July 1, 2031	1,530,813	12.65-126.26

PRIOR SALES

The following table summarizes issuances of Penn Shares, options to purchase Penn Shares and share awards in respect of Penn Shares, and any exercise of such options or share awards, within the 12 months preceding the date of this Circular.

Date of Issue	Type of Security	Price per Security ($US)	Number of Securities
September 10, 2020	Exercise of Options	12.87-30.74	39,681
September 15, 2020	Exercise of Options	19.26-30.74	892
September 16, 2020	Exercise of Options	12.87-30.74	4,943
September 18, 2020	Exercise of Options	12.87-19.45	1,600
September 21, 2020	Exercise of Options	12.87	20,000
September 22, 2020	Awards Issued(1)	-	8,918
September 23, 2020	Exercise of Options	12.87-30.74	2,491
September 29, 2020	Penn Shares	61	16,100,000

Date of Issue	Type of Security	Price per Security ($US)	Number of Securities
September 30, 2020	Exercise of Options	14.10	2,200
October 1, 2020	Exercise of Options	18.63-19.45	1,111
October 16, 2020	Awards Issued(1)	-	4,274
October 23, 2020	Exercise of Options	14.10-30.74	2,000
October 26, 2020	Exercise of Options	14.10-19.45	65,622
October 30, 2020	Exercise of Options	14.10-30.74	2,595
October 30, 2020	Awards Issued(1)	-	2,467
October 30, 2020	Awards Issued(2)	-	4,474
November 2, 2020	Exercise of Options	14.10-19.45	20,638
November 4, 2020	Exercise of Options	14.10-30.74	3,007
November 5, 2020	Exercise of Options	14.10-30.74	5,924
November 9, 2020	Exercise of Options	12.87-30.74	31,318
November 13, 2020	Exercise of Options	18.63	900
November 16, 2020	Exercise of Options	12.87-14.10	3,461
November 17, 2020	Exercise of Options	12.87-14.10	7,526
November 18, 2020	Exercise of Options	14.10-18.63	4,391
November 20, 2020	Exercise of Options	12.87	33,317
November 23, 2020	Exercise of Options	19.26-19.45	2,263
November 24, 2020	Exercise of Options	14.10	10,000
November 27, 2020	Exercise of Options	12.87-14.10	11,844
November 30, 2020	Exercise of Options	19.45-30.74	44,472
December 1, 2020	Exercise of Options	11.61	197,727
December 8, 2020	Exercise of Options	19.45	6,562
December 9, 2020	Exercise of Options	13.19-13.35	2,548
December 14, 2020	Exercise of Options	19.45	795
December 15, 2020	Exercise of Options	19.45	700
December 16, 2020	Exercise of Options	12.87-13.19	5,382
December 17, 2020	Exercise of Options	14.10-19.45	2,115
January 1, 2021	Awards Issued(2)	-	219,382
January 4, 2021	Exercise of Options	14.10-30.74	77,985
January 5, 2021	Exercise of Options	14.10-30.74	4,522
January 5, 2021	Awards Issued(1)	-	2,467
January 6, 2021	Exercise of Options	12.87-30.74	19,625
January 7, 2021	Exercise of Options	19.45-30.74	2,070
January 8, 2021	Exercise of Options	19.45-30.74	3,825
January 11, 2021	Exercise of Options	13.19-30.74	10,433
January 12, 2021	Exercise of Options	14.10	42,568
January 13, 2021	Exercise of Options	14.10-26.14	420
January 14, 2021	Exercise of Options	14.10-30.74	1,998

Date of Issue	Type of Security	Price per Security ($US)	Number of Securities
January 15, 2021	Exercise of Options	19.45-26.14	11,831
January 19, 2021	Exercise of Options	19.45-26.14	747
January 20, 2021	Exercise of Options	19.45-26.14	884
January 22, 2021	Exercise of Options	19.45-26.14	265
January 25, 2021	Exercise of Options	19.45-26.14	3,891
January 27, 2021	Exercise of Options	19.45-26.14	409
February 3, 2021	Exercise of Options	19.45	210
February 4, 2021	Exercise of Options	13.35-26.14	1,828
February 5, 2021	Exercise of Options	12.87-30.74	9,736
February 8, 2021	Exercise of Options	12.87-26.14	85,201
February 9, 2021	Exercise of Options	14.10-30.74	1,468
February 11, 2021	Exercise of Options	36.31	11,227
February 12, 2021	Exercise of Options	19.45-26.14	10,804
February 12, 2021	Awards Issued(1)	-	12,668
February 16, 2021	Exercise of Options	14.10	1,000
February 17, 2021	Exercise of Options	14.10-30.74	3,708
February 19, 2021	Exercise of Options	14.10	6,444
February 22, 2021	Exercise of Options	14.10-30.74	9,547
February 23, 2021	Awards Issued(1)	-	2,122
February 23, 2021	Awards Issued(2)	-	11,697
February 25, 2021	Awards Issued(1)	-	10,314
February 26, 2021	Awards Issued(1)	-	48,784
March 1, 2021	Exercise of Options	14.10-30.74	8,532
March 2, 2021	Exercise of Options	18.63-26.14	22,455
March 2, 2021	Awards Issued(1)	-	198
March 4, 2021	Awards Issued(1)	-	27,545
March 5, 2021	Awards Issued(1)	-	230
March 11, 2021	Exercise of Options	14.10-26.14	520
March 12, 2021	Exercise of Options	14.10	1,000
March 15, 2021	Exercise of Options	13.19	71,540
March 25, 2021	Awards Issued(1)	-	503
April 1, 2021	Awards Issued(1)	-	510
April 1, 2021	Awards Issued(2)	-	11,697
April 5, 2021	Exercise of Options	12.65-18.63	2,368
April 12, 2021	Exercise of Options	26.14	40
April 12, 2021	Awards Issued(1)	-	994,673
May 11, 2021	Awards Issued(1)	-	24,671
May 13, 2021	Awards Issued(1)	-	5,805
May 14, 2021	Exercise of Options	14.10-30.74	26,200

Date of Issue	Type of Security	Price per Security ($US)	Number of Securities
June 10, 2021	Awards Issued(1)	-	3,404
June 30, 2021	Exercise of Options	19.45	5
July 1, 2021	Awards Issued(1)	-	1,658
July 1, 2021	Awards Issued(2)	-	736
July 2, 2021	Exercise of Options	19.45	1,1150
July 2, 2021	Awards Issued(1)	-	7,596
July 7, 2021	Exercise of Options	26.14	901
July 8, 2021	Exercise of Options	19.45-26.14	942
July 9, 2021	Exercise of Options	26.14	34
August 16, 2020	Awards Issued(1)	-	18,774
August 25, 2021	Exercise of Options	14.10	300

(1)	Represents awards of restricted stock and restricted share units.

(2)	Represents awards of options.

Trading Price and Volume

The following table sets out the intraday high and low prices and total trading volume of the Penn Shares as reported by Bloomberg on the NASDAQ for each month or partial month, as applicable, from September 2020 through September 2021.

	Price Range (US$)
Month	High	Low	Total Volume
September 1, 2021 – September 9, 2021	86.4	80.63	6,186,914
August, 2021	84.15	61.05	26,859,904
July, 2021	79.16	63.22	22,442,991
June, 2021	85.69	72.9	34,052,391
May, 2021	93.02	73.43	26,864,861
April, 2021	109.97	85.98	22,868,043
March, 2021	142	95.38	50,473,979
February, 2021	129	102.56	22,318,291
January, 2021	111	80.15	23,361,464
December, 2020	99.21	67.2	24,231,088
November, 2020	76.59	52.1	23,710,068
October, 2020	74.93	52.3	32,142,503
September, 2020	76.61	51.19	69,180,156

PRINCIPAL SECURITYHOLDERS

So far as is known to Penn National, the names of any persons who, directly or indirectly, are interested in 10% or more of Penn National’s issued share capital as at September 10, 2021, are as follows:

•	FMR LLC holding 21,015,457 Penn Shares representing 13.36% of the issued Penn Shares(1);

•	BlackRock, Inc. holding 19,263,581 Penn Shares representing 12.25% of the issued Penn Shares(2); and

•	The Vanguard Group, holding 16,356,877 Penn Shares representing 10.40% of the issued Penn Shares(3).

(1)	Based on its Schedule 13G/A filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 8, 2021, the number of Penn Shares includes shares beneficially owned as of December 31, 2020 by FMR LLC and its affiliates, FIAM LLC, Fidelity Institutional Asset Management Trust Company, Fidelity Management & Research Company, and Strategic Advisers Inc. FMR LLC has sole voting power over 3,422,734 Penn Shares, share voting power over 0 Penn Shares, sole dispositive power over 21,015,457 Penn Shares and shared dispositive power over 0 Penn Shares. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210. Such holdings would represent 11.26% of the issued Penn Shares following completion of the Arrangement (and assuming no Exchangeable Shares are issued).

(2)	Based on its Schedule 13G/A filed with the SEC on February 5, 2021, the number of Penn Shares includes shares beneficially owned as of December 31, 2020 by BlackRock, Inc. and its affiliates, BlackRock Life Limited, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, and BlackRock Fund Managers Ltd. BlackRock, Inc. has sole voting power over 18,981,904 Penn Shares, shared voting power over 0 Penn Shares, sole dispositive power over 19,263,581 Penn Shares and shared dispositive power over 0 Penn Shares. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055. Such holdings would represent 10.32% of the issued Penn Shares following completion of the Arrangement (and assuming no Exchangeable Shares are issued).

(3)	Based on its Schedule 13G/A filed with the SEC on August 10, 2021, the number of Penn Shares includes shares beneficially owned as of July 30, 2021 by the Vanguard Group and its affiliates, Vanguard Asset Management, Limited, Vanguard Fiduciary Trust Company, Vanguard Global Advisors, LLC, Vanguard Group (Ireland) Limited, Vanguard Investments Australia Ltd, Vanguard Investments Canada Inc., Vanguard Investments Hong Kong Limited, and Vanguard Investments UK, Limited. The Vanguard Group has sole voting power over 0 Penn Shares, shared voting power over 202,810 Penn Shares, sole dispositive power over 15,854,399 Penn Shares and shared dispositive power over 502,478 Penn Shares. The address of The Vanguard Group is 100 Vanguard Blvd, Malvern, PA 19355. Such holdings would represent 8.77% of the issued Penn Shares following completion of the Arrangement (and assuming no Exchangeable Shares are issued).

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security holding

The names and municipality of residence of each of the directors and executive officers of Penn National and the principal occupations in which each has been engaged during the immediately preceding five years are as follows:

Name and Municipality of Residence	Independent	Position(s) / Title(s)	Principal Occupation For the Past Five Years	Director or Executive Officer Since
David A. Handler Miami, Florida	Yes	Chairman of the Board and Class I Director	Partner at Centerview Partners	1994
Barbara Shattuck Kohn(1)(2)(3) New York, New York	Yes	Class II Director	Director of Fluent, Inc. and former Principal of Hammond Hanlon Camp LLC	2004
Jane Scaccetti(1) Philadelphia, PA	Yes	Class III Director	Chief Executive Officer of Drucker & Scaccetti, P.C. and Director of Myer Industries, Inc.	2015

Name and Municipality of Residence	Independent	Position(s) / Title(s)	Principal Occupation For the Past Five Years	Director or Executive Officer Since
John M. Jacquemin(1)(2)(3) Castleton, VA	Yes	Class I Director	President of Mooring Financial Corporation	1995
Saul V. Reibstein(4) Huntingdon Valley, PA	Yes	Class II Director	Director of Vishay Precision Group, Inc. and former Executive Vice President, Chief Financial Officer and Treasurer of Penn National Gaming, Inc.	2018
Ronald J. Naples(2)(3)(4) Philadelphia, PA	Yes	Class II Director	Director of P.H. Glatfelter Company, Glenmede Trust Company and the Philadelphia Contributionship	2013
Marla Kaplowitz(2)(4) New York, New York	Yes	Class III Director	President and Chief Executive Officer of the American Association of Advertising Agencies (since 2017). Chief Executive Officer of North America of MEC Global (now Wavemaker Global) from 2011 to 2017.	2020
Vimla Black-Gupta New York, New York	Yes	Class III Director	Chief Marketing Officer and Executive Vice President of Commercial for a stealth Skin Care Bio Tech startup	2021
Jay A. Snowden Hingham, MA	No(5)	President, Chief Executive Officer and Class III Director	President and Chief Executive Officer of Penn National (since 2020). President and Chief Operating Officer (from 2014 until 2020).	2019
Felicia Hendrix New York, New York	N/A	Chief Financial Officer	President and Chief Financial Officer of Penn National (since February 2021). Managing Director and Equity Research Analyst at Barclays (from 2008 to February 2021).	2021
Todd George Wyomissing, PA	N/A	Executive Vice President, Operations	Executive Vice President, Operations of Penn National (since January 2020). Senior Vice President, Regional Operations (from 2017 to January 2020)	2020
Harper Ko Devon, PA	N/A	Executive Vice President, Chief Legal Officer and Secretary	Executive Vice President, Chief Legal Officer and Secretary of Penn National (since January 2021). Executive Vice-President, Chief Legal Officer – General Counsel and Secretary of Everi Holdings, Inc. from 2017 to 2020.	2021

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Member of the Compliance Committee.

(5)	Mr. Snowden is not independent within the meaning of the current Listing Rules of the NASDAQ Stock Market (the “NASDAQ Rules”).

As a group, the directors and executive officers beneficially own, control or direct, directly or indirectly, 2,099,406 Penn Shares (including Penn Shares that may be acquired upon the exercise of outstanding options and excluding Penn Shares held by chairman emeritus Peter Carlino), being 1.3% of the securities of Penn National, as at September 10, 2021.

Biographies

David A. Handler

Mr. Handler has served as Penn National’s Chairman of the Penn National Board since June 2019 and as a director since 1994. In August 2008, Mr. Handler joined Centerview Partners as a Partner. Centerview Partners is an independent financial advisory and private equity firm. From April 2006 to August 2008, he was a Managing Director at UBS Investment Bank. Mr. Handler is not on the board of any other public company.

Mr. Handler has considerable investment banking and capital markets experience, which includes a focus on mergers and acquisitions and other significant transactions (including many in the technology space), which compliments his long-term exposure to the gaming industry. Mr. Handler’s background has been an invaluable asset to Penn National over the years, particularly in connection with evaluating potential acquisitions and financing opportunities. Mr. Handler’s current term as director expires in 2024.

Barbara Shattuck Kohn

Ms. Kohn serves as a director of Fluent, Inc. Ms. Kohn was a Principal at Hammond Hanlon Camp LLC, a strategic advisory and investment banking firm from 2012 to 2018. Ms. Kohn also serves as a director of Emblem Health, one of the nation’s largest nonprofit health plans. She has previously served as a director of Computer Task Group and a division of Sunlife Financial Corporation. Prior to joining Hammond Hanlon Camp LLC in 2012, Ms. Kohn was a Managing Director of Morgan Keegan – Raymond James. Morgan Keegan & Company, Inc. was acquired by Raymond James Financial from Regions Financial Corp. and was the successor to Shattuck Hammond Partners, an investment banking firm Ms. Kohn co-founded in 1993. Prior to 1993, she spent 11 years at Cain Brothers, Shattuck & Company, Inc., an investment banking firm she also co-founded. From 1976 to 1982, she was a Vice President of Goldman, Sachs & Co. Ms. Kohn began her career as a municipal bond analyst at Standard & Poor’s Corporation. Ms. Kohn was named to Women Inc.’s list of “2019 Most Influential Corporate Directors.”

Ms. Kohn has substantial experience in investment banking, capital markets and project finance. Further, she possesses the experience, financial sophistication and financial statement expertise necessary to evaluate potential acquisition and financing opportunities for Penn National, and she was instrumental in evaluating both the preferred equity investment in Penn National by Fortress Investment Group, LLC in 2008 and the spin-off of Penn National’s real estate in 2013. This financial background is ideally suited for Ms. Kohn’s service on the Audit and Compensation Committees, and her reputation, integrity, judgment and proven leadership ability meets both the Penn National Board’s high standards and the rigorous requirements of the various regulatory agencies with jurisdiction over Penn National. Ms. Kohn’s current term as director expires in 2022.

Jane Scaccetti

Ms. Scaccetti is the Chief Executive Officer of Drucker & Scaccetti, P.C., a public accounting and business advisory firm, of which she has been a principal since 1990. In addition, Ms. Scaccetti is a member of the Board of Directors of Myers Industries, Inc., a New York Stock Exchange listed company, and is a member of its Audit and Governance Committees. Ms. Scaccetti also serves as Chair of the Board of Directors of Mathematica Policy Research, Inc., trustee of Temple University, and a trustee of Salus University. In addition, Ms. Scaccetti served as a director and audit committee chair of The Pep Boys – Manny, Moe & Jack from 2002 until 2016, and of Nutrition Management Services Company from 1992 until 2010. Ms. Scaccetti was named to Women Inc.’s list of “2019 Most Influential Corporate Directors.”

Ms. Scaccetti brings financial expertise as a practicing CPA since 1977, as well as her management expertise as chief executive officer of a public accounting and business advisory firm and as a director of other publicly traded companies. Her experience brings unique perspective to the Penn National Board and the Penn National Board is enhanced by Ms. Scaccetti’s financial sophistication and expertise. Ms. Scaccetti’s current term as director expires in 2023.

John M. Jacquemin

Mr. Jacquemin is President of Mooring Financial Corporation, a group of financial services companies founded by Mr. Jacquemin in 1982 that specializes in the purchase and administration of commercial loan portfolios. Mr. Jacquemin is not on the board of any other public company.

Mr. Jacquemin has significant experience with private equity funds specializing in restructurings, workouts and the valuation of distressed debt. The nature of these investments requires a sophisticated understanding of financial statements to enable the identification of growth opportunities in troubled companies, as well as valuation expertise. This experience brings unique perspective to the Penn National Board and is enhanced by Mr. Jacquemin’s financial sophistication and financial statement expertise and long-term exposure to the gaming industry. Mr. Jacquemin’s current term as director expires in 2024.

Saul V. Reibstein

Mr. Reibstein served on Penn National’s Board of Directors and was Chairman of the Audit Committee of Penn National (the “Audit Committee”) from June 2011 until his appointment as Senior Vice President and Chief Financial Officer in November 2013. Mr. Reibstein retired as Penn National’s Executive Vice President, Chief Financial Officer and Treasurer on December 31, 2016 and was employed by Penn National as an executive advisor from January 1, 2017 through December 31, 2017. From 2004 until joining Penn National as an executive, Mr. Reibstein served as a member of the senior management team of CBIZ, Inc., a New York Stock Exchange-listed professional services company, where, as Executive Managing Director, he was responsible for the management of the CBIZ New York City Financial Services office operations and the overall international activities of the Financial Services Group. Mr. Reibstein has over 40 years of public accounting experience, including 11 years serving as a partner in BDO Seidman, a national accounting services firm, where he was the partner in charge of the Philadelphia office from June 1997 to December 2001 and Regional Business Line Leader from December 2001 until September 2004. In addition, since July 2010, Mr. Reibstein has served as a member of the Board of Directors of Vishay Precision Group, Inc., a publicly traded company, where he is Chairman of the Audit Committee and a member of both of its Compensation and Nominating and Corporate Governance Committees. Mr. Reibstein is a licensed CPA in Pennsylvania and received a Bachelor of Business Administration from Temple University.

Mr. Reibstein brings to our Board extensive familiarity with Penn National and the gaming industry, having previously served as Penn National’s Executive Vice President, Chief Financial Officer and Treasurer, as well as accounting, finance, risk management and strategic management expertise for both public and private companies, including gaming companies. Mr. Reibstein’s current term as director expires in 2022.

Ronald J. Naples

Mr. Naples serves as a director of P.H. Glatfelter Company, Glenmede Trust Company and the Philadelphia Contributionship. Mr. Naples served as Chairman of the Pennsylvania Stimulus Oversight Commission and Chief Accountability Officer for the Commonwealth of Pennsylvania, having been appointed to that position by the Governor of Pennsylvania, from April 2009 until February 2011. From 1997 until May 2009, Mr. Naples was the Chairman of Quaker Chemical Corporation, a public specialty chemical company serving the metalworking and manufacturing industries worldwide, and served as Quaker’s Chief Executive Officer from 1995 to 2008. Previously, Mr. Naples was Chairman and Chief Executive Officer of Hunt Manufacturing Company, a public company, from 1981 to 1995. He also served as Chairman of the Federal Reserve Bank of Philadelphia.

Mr. Naples has significant business experience as a chief executive officer and director of large, publicly traded corporations. Mr. Naples has significant government and regulatory experience as Chairman of the Pennsylvania Stimulus Oversight Commission and Chief Accountability Officer for the Commonwealth of Pennsylvania and as Chairman of the Federal Reserve Bank of Philadelphia. Mr. Naples’ impressive educational background and distinguished military career as well as his reputation, integrity, judgment and proven leadership ability meets both the Penn National Board’s high standards and the rigorous requirements of the various regulatory agencies with jurisdiction over Penn National. In addition, Mr. Naples’ military, leadership and regulated company experience is invaluable in the context of his service on the Compliance Committee. Mr. Naples’ current term as director expires in 2022.

Marla Kaplowitz

Ms. Kaplowitz has served as President and Chief Executive Officer of the American Association of Advertising Agencies (4A’s), a trade association serving more than 600 member agencies throughout the United States since 2017. From 2011 to 2017, Ms. Kaplowitz served as Chief Executive Officer of North America of MEC Global (now Wavemaker Global), a global media agency. Ms. Kaplowitz also spent 12 years at MediaVest, where she led Procter & Gamble’s communications planning for North America and worked with brands including Avon, Denny’s, Heineken and Norelco. She began her career at DMB&B and later joined Ammirati Puris Lintas, where she managed the agency’s Labatt, Nickelodeon Networks and Unilever accounts. Ms. Kaplowitz does not sit on the board of any other public company.

Ms. Kaplowitz brings marketing and digital transformation expertise to the Penn National Board as President and Chief Executive Officer of the American Association of Advertising Agencies (4A’s) and other senior management positions. Her experience brings to our Board significant marketing and digital experience, which is invaluable in the context of Penn National evolving into a leading ominichannel provider of retail and interactive gaming, sports betting and entertainment. Ms. Kaplowitz’s current term as director expires in 2023.

Vimla Black-Gupta

Ms. Black-Gupta serves as the Chief Marketing Officer and Executive Vice President of Commercial for a stealth Skin Care Bio Tech startup. She previously served as the Global Chief Marketing Officer of Equinox Fitness Clubs, where she oversaw marketing strategy development and execution on behalf of Equinox and its growing portfolio of 100 global fitness club locations and the Equinox Hotel. Prior to Equinox, Ms. Black-Gupta served as the Senior Vice President of Global Marketing of Bobbi Brown Cosmetics at Estee Lauder where she managed, led and created their product, consumer and digital marketing strategy. Ms. Black-Gupta has also held Executive Global Marketing leadership roles at Procter and Gamble and the Gillette Companies. Ms. Black-Gupta does not sit on the board of any other public company.

Ms. Black-Gupta is a seasoned marketer with deep lifestyle credentials. She brings more than 25 years of marketing experience with a history for setting the standard for luxury, global beauty and wellness. Ms. Black-Gupta’s global perspective, deep consumer understanding and entrepreneurial instincts have allowed her to drive growth and innovation across premier consumer companies including Gillette, Procter & Gamble and Estee Lauder. Ms. Black-Gupta’s current term as director expires in 2023.

Jay A. Snowden

In August 2019, the Penn National Board elected Mr. Snowden as a board member. Effective January 1, 2020, Mr. Snowden became Penn National’s Chief Executive Officer. One of his first actions as Chief Executive Officer was to acquire a minority interest in Barstool Sports, a leading sports media and entertainment company, which is the centerpiece of his vision to evolve Penn National from a regional casino operator into a leading omnichannel provider of land-based and interactive gaming, sports betting and entertainment. Despite the challenges presented by the COVID-19 pandemic in his first few months as Chief Executive Officer, which included the temporary closure of all of Penn National’s properties, Mr. Snowden successfully navigated Penn National through a series of mitigation efforts and capital raises to help secure Penn National’s future. Mr. Snowden joined Penn National in October 2011 as Senior Vice President-Regional Operations and was promoted to Chief Operating Officer in January 2014. In March 2017, Mr. Snowden was named President and Chief Operating Officer and led Penn National’s successful margin improvement plan, as well as the integration of Pinnacle Entertainment, an acquisition which nearly doubled the size of Penn National. Prior to joining Penn National, Mr. Snowden was the Senior Vice President and General Manager of Caesars and Harrah’s in Atlantic City, and prior to that, held various leadership positions with them in St. Louis, San Diego and Las Vegas. Mr. Snowden does not sit on the board of any other public company.

Mr. Snowden brings well-established gaming, hospitality and interactive gaming, sports betting, and entertainment experience to the Penn National Board based on his extensive experience in the rapidly evolving gaming industry. Given his achievements in leading Penn National as President and Chief Operating Officer and now as President and Chief Executive Officer, he has unique perspectives and experience related to the strategic direction of Penn National and the broader gaming industry. Mr. Snowden’s current term as director expires in 2023.

Felicia Hendrix

Ms. Hendrix was appointed as Penn National’s Executive Vice President and Chief Financial Officer in February 2021. Prior to joining Penn, Ms. Hendrix most recently was a Managing Director and Equity Research Analyst at Barclays (an investment banking firm) leading the Gaming, Lodging and Leisure group. As a Managing Director and Equity Research Analyst, Ms. Hendrix has been responsible for providing research analysis and recommendations regarding companies in the Gaming, Lodging and Leisure industries, including Penn National. Prior to joining Barclays, Felicia was a Managing Director at Lehman Brothers.

Todd George

Mr. George has served as Penn National’s Executive Vice President, Operations since January 2020. Mr. George joined Penn National in October 2012 as Vice President and General Manager of Hollywood Casino in Lawrenceburg, Indiana, transitioning to the role of Vice President and General Manager of Hollywood Casino St. Louis in 2014. In 2017, he was promoted to his previous role as Senior Vice President, Regional Operations, overseeing nine properties in Penn National’s Midwest Region. Prior to joining Penn National, Mr. George spent 12 years in various management positions at Pinnacle Entertainment Inc., including leading the development and launch of Pinnacle’s two St. Louis, Missouri properties.

Harper Ko

Ms. Ko was appointed as Penn National’s Executive Vice President, Chief Legal Officer and Secretary on January 1, 2021. Prior to joining Penn, Ms. Ko was the Executive Vice President, Chief Legal Officer – General Counsel and Secretary of Everi Holdings, Inc., a full service casino gaming equipment and payment solutions provider from 2017 until December 2020. Prior to joining Everi, Ms. Ko served as Deputy General Counsel, Gaming for Scientific Games Corporation. During her time there from November 2014 to December 2017, Ms. Ko led the legal integration of Bally Gaming, Inc., SHFL entertainment Inc., and WMS Gaming Inc. into the Scientific Games Gaming division and served as a strategic advisor to their Gaming unit executive management team on all material commercial transactions, customer and third-party issues, and regulatory compliance and litigation matters.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders and Bankruptcies

None of the directors or executive officers of Penn National, is or has been within the ten years before the date of this Circular a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity: (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty consecutive days (an “Order”); or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer of chief financial officer and which resulted from an event which occurred while such person was acting as a director, chief executive officer or chief financial officer.

No director or executive officer of Penn National, nor any shareholder holding a sufficient number of securities of Penn National to affect materially the control of Penn National is, or has been within the ten years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the directors or executive officers of Penn National, nor any shareholder holding a sufficient number of securities of Penn National to affect materially the control of Penn National, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Personal Bankruptcies

No director or officer of Penn National, nor any shareholder holding a sufficient number of securities of Penn National to affect materially the control of Penn National has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Conflicts of Interest

To the best of Penn National’s knowledge, there are no existing potential conflicts of interest among Penn National or its subsidiaries and the directors or officers of Penn National or its subsidiaries as a result of their outside business interests as at the date of this Circular. Certain directors and officers of Penn National are or may serve as directors or officers, or may become associated with, other public or private companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of Penn National.

The officers and directors of Penn National are required by law to act honestly and in good faith with a view to the best interests of Penn National and to disclose any interest which they may have in any project or opportunity of Penn National. The directors and officers of Penn National are aware of their obligations to act at all times in good faith in the interest of Penn National and to disclose any conflicts to Penn National if and when they arise.

The Penn National Board has adopted and regularly reviews Penn National’s Code of Business Conduct (the “Code of Conduct”), which applies to all directors and employees of Penn National. The Code of Conduct is designed to, among other things, promote ethical behavior, deter wrongdoing, address potential conflicts of interest, and encourage full and accurate reporting in Penn National’s filings with the SEC and compliance with applicable laws. The Code of Conduct also provides for a 24-hour hotline that any employee, patron, vendor or other third party can use to report, anonymously if they so choose, any suspected fraud, financial impropriety or other alleged wrongdoing. These reports are promptly investigated and receive the highest level of management attention, with particular focus from Penn National’s Chief Compliance Officer; Vice President, Internal Audit; Chief Legal Officer and Senior Vice President, Chief Human Resources Officer, as appropriate. Subsequently, senior management provides investigation summaries to the Compliance Committee and the Audit Committee. A copy of the current Code of Conduct is available on Penn National’s website at www.pngaming.com/about-us.

Pursuant to the terms of its charter, Penn National’s Audit Committee reviews and pre-approves all conflicts of interest and related person transactions. For purposes of the Audit Committee’s review, related person transactions are transactions, arrangements or relationships where Penn National is a participant and in which an executive officer, a director or an owner of 5% or greater of Penn National’s common stock (or any immediate family member of the foregoing persons) has a direct or indirect material interest. Penn National’s Code of Business Conduct has a broad definition of conflict of interest, which includes related person transactions, and requires employees to report potential conflicts to the Chief Compliance Officer. All potential conflicts of interest involving an executive officer, director or 5% or greater shareholder of Penn National are communicated by the Chief Compliance Officer (or other members of Company management) to the Vice President of Internal Audit. The Vice President of Internal Audit then consults with members of the legal and finance staff to determine whether the proposed transaction represents a conflict of interest or a related person transaction that must be presented to the Audit Committee. For transactions determined to require Audit Committee review, the Vice President of Internal Audit collaborates with members of the legal and finance staff to prepare and present the transaction to the Audit Committee. In terms of standards applied by the Audit Committee in reviewing related person transactions, a director will not participate in the review of transactions in which such director or his or her immediate family member has an interest. The Audit Committee will only approve related person transactions that are not inconsistent with the best interests of Penn National and its shareholders, based on a review of (i) the benefits to Penn National of the transaction and (ii) the terms of the transaction and the terms available to or from unrelated third parties, as applicable. Currently, the policy to review related person transactions is evidenced in the Audit Committee charter, Penn National’s Code of Business Conduct and Penn National’s Corporate Governance Guidelines, and certain of the procedures followed in considering related person transactions are based on past practice and the advice of counsel.

COMPENSATION DISCUSSION AND ANALYSIS

Information regarding Penn National’s Compensation Discussion and Analysis is included in the sections of the Proxy Statement incorporated by reference herein. See the section of the Proxy Circular titled “Compensation Discussion & Analysis” which is incorporated by reference into, and forms an integral part of, this Circular.

Compensation Tables

Except as may be updated in this Appendix “H”, a discussion regarding Penn National’s compensation, including summary compensation, grants of plan-based awards, outstanding equity awards and option exercises and stock vested is included in the section of the Proxy Statement titled “Compensation Tables” which is incorporated by reference into, and forms an integral part of, this Circular.

Performance Graph

The following graph shows the total cumulative return to holders of Penn Shares for the period from December 31, 2015 to December 31, 2020 together with the cumulative total returns of the S&P 500 Index for such period.

Between January 1, 2016 and December 31, 2020, the total cumulative return to holders of Penn Shares per $100.00 invested, as a percentage, has been significantly greater than the percentage increase in average compensation paid to NEOs in 2020 as compared to 2016.

Equity Compensation Plan Information

Except as may be updated in this Appendix “H”, a discussion regarding Penn National’s equity compensation, including nonqualified deferred compensation, employment, retirement and separation agreements and CEO pay ratio is included in the section of the Proxy Statement titled “Equity Compensation Plan Information” which is incorporated by reference into, and forms an integral part of, this Circular. The Penn National Board, in granting supplemental performance-based equity awards, has considered the compensation of NEOs and outstanding share-based and option-based awards.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning equity awards outstanding as of December 31, 2020 for the Named Executive Officers:

Option Awards							Stock Awards
												Equity
												incentive
										Equity		plan awards:
										incentive		market or
										plan awards		payout value
									Market	number of		of unearned
							Number of		Value of	unearned		shares, units
							Shares or		Shares or	shares, units		or other
	Number of Securities Underlying			Option		Value of Un-	Units Held		Units Held	or other		rights that
	Unexercised Options:			Exercise	Option	exercised in	that Have		that Have	rights that		have not
	Exercisable	Unexercisable		Price	Expiration	the-money	Not Vested		Not Vested	have not		vested (US$)
Name	(#)	(#)		(US$)	Date	options (n)	(#) (g)		(US$) (j)	vested (#)		(k)
Jay A. Snowden	234,827	—		13.19	1/6/2022	$17,184,640	40,614	(h)	3,507,831	—		—
	237,437	—		12.87	2/9/2023	$17,451,620	40,997	(i)	3,540,911	21,699	(k)	1,874,143
	164,417	54,805	(a)	14.10	1/4/2024	$15,843,174	40,997	(i)	3,540,911	21,699	(k)	1,874,143
	52,885	52,884	(b)	30.74	1/3/2025	$5,883,929
	39,051	117,152	(c)	19.45	1/3/2029	$10,453,105
	258,177	774,529	(d)	18.81	8/6/2029	$69,769,617

Carl Sottosanti	—	21,313	(a)	14.10	1/4/2024	$1,540,291	17,777	(l)	1,535,399	—		—
	—	24,291	(b)	30.74	1/3/2025	$1,351,308	17,447	(l)	1,506,897	1,246	(m)	107,617
	—	60,537	(c)	19.45	1/3/2029	$4,051,136	17,447	(l)	1,506,897	1,246	(m)	107,617
	—	65,312	(e)	26.14	1/3/2030	$3,933,742	5,159	(l)	445,583	860	(m)	74,278
							5,159	(l)	445,583	860	(m)	74,278

David Williams	—	44,905	(f)	36.31	2/11/2030	$2,247,944				21,704	(k)(f)	1,874,531

William J. Fair	29,191	—		30.74	3/31/2022	$1,623,895	—		—	—		—
	21,155	—		19.45	3/31/2022	$1,415,693	—		—	—		—

(a)	The vesting date is January 4, 2021.

(b)	The vesting dates are January 3, 2021 and January 3, 2022.

(c)	The vesting dates are January 3, 2021, January 3, 2022 and January 3, 2023.

(d)	The vesting dates are August 6, 2021, August 6, 2022 and August 6, 2023.

(e)	The vested dates are January 3, 2021, January 3, 2022, January 3, 2023, and January 3, 2024.

(f)	The vesting date are February 11, 2021, February 11, 2022, February 11, 2023, and February 11, 2024. Pursuant to the separation agreement, Mr. Williams is entitled to the vesting of his options that vest prior to February 19, 2021 and no other equity awards shall vest, including the 21,704 performance awards under the 2020 performance plan.

(g)	The stock awards consist of performance awards, which were made under the performance share programs adopted under the 2008 Long Term Incentive Compensation Plan and the 2018 Long Term Incentive Compensation Plan, as applicable.

(h)	The vesting date is March 5, 2021.

(i)	The vesting date shall be in the first quarter of 2022 following the certification of performance by the Compensation Committee or the Penn National Board of Directors, as applicable.

(j)	Calculated based on the closing price of US$86.37 for Penn National’s common stock on December 31, 2020, which was the last trading day of 2020.

(k)	These amounts represent the maximum number of performance-based restricted stock and phantom stock units for the performance periods ending December 31, 2021 and December 31, 2022. The final number of shares or units earned, if any, will be based on the performance achieved for such periods.

(l)	Pursuant to the separation agreement, Mr. Sottosanti is entitled to vesting on March 1, 2021 of the target number of performance shares of common stock of Penn National under his 2018 performance plan and target number of performance shares and phantom stock units under the 2019 performance plan and the 2020 performance plan.

(m)	Pursuant to the retirement agreement, Mr. Sottosanti is entitled to pro rata vesting on March 1, 2021 of the target number of performance shares and phantom stock units under the 2019 performance plan and 2020 performance plan.

(n)	Calculated based on the closing price of $86.37 for the Company’s common stock on December 31, 2020, which was the last trading day of 2020.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no directors or executive officers or any of their respective associates or affiliates are or have been indebted to Penn National or any of its subsidiaries, either in connection with the purchase of securities or otherwise, nor any of the aforementioned individuals are or have been indebted to another entity which indebtedness has been the subject of a guarantee, support agreement, letter of credit or other similar merger or understanding provided by Penn National or any of its subsidiaries.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Audit Committee Disclosure

Audit Committee Charter

The complete text of the charter of Penn National’s Audit Committee is attached as Schedule C hereto.

Information regarding Penn National’s external auditor service fees by category is included in the section of the Proxy Statement incorporated by reference herein. See the section of the Proxy Circular titled “Professional Fees” which is incorporated by reference into, and forms an integral part of, this Circular.

Corporate Governance Disclosure

Information regarding Penn National’s corporate governance practices, including a discussion of the independence of Penn National’s Board of Directors, outside Board membership, Penn National’s director and executive position descriptions, Penn National’s Code of Conduct, Penn National’s director nomination practices, descriptions of the various board committees, the independence of board committees, how often the Penn National Board meets, the attendance record of each director for all Penn National Board meetings since the beginning of the most recently completed financial year, and other corporate governance matters are included in the section of the Proxy Statement incorporated by reference herein. See the section of the Proxy Circular titled “Governance of Penn National” which is incorporated by reference into, and forms an integral part of, this Circular.

Diversity

Information regarding Penn National’s Nominating and Corporate Governance Committee are included in the section of the Proxy Statement incorporated by reference herein. See the section of the Proxy Circular titled “Governance of Penn National – Nominating and Corporate Governance Committee” which is incorporated by reference into, and forms an integral part of, this Circular.

While Penn National has not adopted a formal written Board diversity policy nor targets regarding the number of women on the Penn National Board and in executive officer positions given, in part, that such policies or targets are not required pursuant to the rules of NASDAQ Global Select Market or the SEC and that Penn National believes a target would not be the most effective way of ensuring the Penn National Board and management is comprised of diverse individuals, Penn National's long-standing support of diversity and inclusion is represented in action by the Penn National board currently including three female directors (or 33% of the directors) and 38% of Penn National’s executive officers being female.

RISK FACTORS

Except as may be updated in this Appendix “H” or in the body of the Circular, a discussion of risk factors that affect operating results, financial conditions and prospects of Penn National, refer to the risks factors described under the heading “Item 1A Risk Factors” in the 2020 Annual Report incorporated by reference herein.

Risks Related to the COVID-19 Pandemic

The COVID-19 pandemic has significantly impacted the global economy, including the gaming industry, and has had a material adverse effect on Penn National’s business, financial condition, results of operations, and cash flows, and may continue to do so.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak to be a global pandemic. The COVID-19 pandemic has significantly impacted health and economic conditions throughout the United States. The global spread of the COVID-19 pandemic has been, and continues to be, complex and rapidly evolving, with governments, public institutions, and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation, stay-at-home directives, social distancing and health and safety guidelines, limitations on the size of gatherings, closures of work facilities, schools, public buildings, and businesses, cancellation of events, including sporting events, concerts, conferences, and meetings, and quarantines and lock-downs. The COVID-19 pandemic and its consequences dramatically reduced travel and demand for casino gaming and related amenities. Many jurisdictions where Penn National’s properties are located required mandatory closures or imposed capacity limitations, health and safety guidelines and other restrictions affecting Penn National’s operations. The COVID-19 pandemic and these resulting developments caused significant disruptions to Penn National’s ability to generate revenues, profitability, and cash flows and had a material adverse impact on Penn National’s financial condition, results of operations, and cash flows. Such impact could worsen and last for an unknown period of time. In addition, these disruptions to Penn National and the gaming industry in general as well as significant negative economic trends due to the COVID-19 pandemic may adversely affect Penn National’s stock price.

As at the date hereof, all of Penn National’s properties are open, and the majority of Penn National’s properties are operating at full capacity while adhering to state mandated health and safety protocols. Though all of Penn National’s properties are open, Penn National may be required to again temporarily suspend operations at Penn National’s properties if ordered by such governmental bodies. Penn National’s properties may again face restrictions on Penn National’s operations, including hours of operations, capacity limitations, cleaning requirements, restrictions on the number of seats per table game, slot machine spacing, temperature checks, mask protection and social distancing requirements and food and beverage options, which impact Penn National’s future operations and ability to generate the same level of revenues and cash flows compared to Penn National’s current operation and compared to pre COVID-19 pandemic levels. Additionally, Penn National’s operation may be affected by Penn National’s ability to retain Penn National’s workforce or hire new team members.

Penn National’s properties have large customer-facing footprints and large areas where customers can gather together for personal interaction. As such, some customers may choose for a period of time not to travel or visit Penn National’s properties for health and safety concerns or due to overall changes in consumer behavior resulting from social distancing. Penn National’s vendors and other suppliers could also experience potential adverse effects of the pandemic that could impact Penn National’s ability to operate to the same level as prior to the COVID-19 pandemic. Cancellations, delays or shortened sports seasons and sporting events due to the COVID-19 pandemic could also have an adverse impact on the revenues of Penn National’s sports betting operations. If COVID-19 continues to spread significantly in its current form or as a more contagious variant of the virus, governmental agencies or officials may again order closures or impose restrictions on the number of people allowed in Penn National’s properties or in proximity to each other. Any of these events could result in significant disruption to Penn National’s operations and a drop in demand for Penn National’s properties and could have a material adverse effect on us.

Penn National could experience other potential adverse impacts as a result of the COVID-19 pandemic, including, but not limited to, charges from adjustments to the carrying amount of goodwill and other intangible assets, long-lived asset impairment charges, or impairments of investments in joint ventures. The ultimate impact of the COVID-19 pandemic on Penn National’s business, results of operations, financial condition and cash flows will depend on numerous evolving factors that Penn National may not be able to accurately predict or assess, including the duration and scope of the pandemic (including how long the current resurgence may last, and whether there will be multiple resurgences in the future); the duration and impact on overall customer demand; the possibility that governmental bodies may again order temporary suspension of operation at Penn National’s properties; Penn National’s ability to again generate revenue and profits capable of supporting Penn National’s ongoing operations; new information which may emerge concerning the severity of COVID-19 or variants of the virus, or the efficacy of, or adverse reactions to, vaccines; the negative impact it has on global and regional economies and economic activity; the ability of Penn National and Penn National’s business partners to successfully navigate the impacts of the pandemic; actions governments, businesses, and individuals continue to take in response to the pandemic, including limiting or banning travel and limiting or banning leisure, casino, and entertainment activities (including concerts, sports and similar events); and how quickly economies, travel activity, and demand for gaming, entertainment and leisure activities recovers after the pandemic subsides. The impact of the COVID-19 pandemic may also have the effect of exacerbating many of the other risks described in the 2020 Annual Report. As a result of the foregoing, Penn National cannot predict the ultimate scope, duration, and impact that the COVID-19 pandemic will have on Penn National’s results of operations, but it could have a material impact on Penn National’s business, financial condition, liquidity, results of operations (including revenues and profitability), and stock price.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described elsewhere in this Circular, there is no material interest, direct or indirect, of: (i) any director or executive officer of Penn National; (ii) any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Penn Shares; or (iii) any affiliate of the persons or companies referred to above in (i) or (ii), in any transaction within the three years before the date of this Circular that has materially affected or is reasonably expected to materially affect Penn National.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

Deloitte & Touch LLP, located at 1700 Market St. Philadelphia, PA 19103, are the independent registered public accounting firm and auditors of Penn National. Deloitte & Touche LLP were re-appointed as auditors of Penn National on June 9, 2021.

The Consolidated Financial Statements of Penn National attached hereto as Schedule A have been audited by Deloitte & Touche LLP for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, as stated in their reports.

Transfer Agents, Registrars, Trustees or Other Agents

The registrar for the Penn Shares is Continental Stock Transfer and Trust Company located at 1 State St., 30th Floor, New York, New York 10004.

MATERIAL CONTRACTS

Penn National and theScore entered into the Arrangement Agreement on August 4, 2021 in connection with the Arrangement. See “Summary of Arrangement Agreement” in the Circular.

Penn National has entered into a voting support agreement with the directors of theScore, John Levy and Benjamin Levy, and Relay Ventures, a significant shareholder of theScore, under which they have agreed, subject to certain termination rights, to vote all of theScore shares held by them in favour of the transaction, which represents in total approximately thirty percent of the existing voting shares of theScore as at September 10, 2021.

Penn National has entered into non-competition agreements with John Levy and Benjamin Levy under which they have agreed, subject to a restriction period and except as permitted pursuant to the non-competition agreement, not to, among other things, engage with any other person or activity that competes with the business of theScore, or advise, invest in or guarantee the debts or obligations of, or otherwise have any other financial or other interest in, or in respect of any person that is engaged in any business or activity that competes with the business of theScore in the restricted region.

Agreement and Plan of Merger by and among Pinnacle Entertainment, Inc., Penn National Gaming, Inc. and Franchise Merger Sub, Inc., dated as of December 17, 2017 (SEC File No. 000-24206).

Membership Interest Purchase Agreement by and among Boyd Gaming Corporation, Boyd TCIV, LLC, Penn National Gaming, Inc., Pinnacle Entertainment, Inc. and Pinnacle MLS, LLC, dated as of December 17, 2017 (SEC File No. 000-24206).

Agreement and Plan of Merger dated as of June 18, 2018, among VICI Properties Inc., Riverview Merger Sub Inc., Penn Tenant II, LLC, Penn National Gaming, Inc., Bossier Casino Venture (HoldCo), Inc. and Silver Slipper Gaming, LLC (SEC File No. 000-24206).

Transaction Agreement, dated as of November 13, 2018, among Penn Tenant III, LLC, VICI Properties L.P., and Greektown Mothership LLC (SEC File No. 000-24206).

Stock Purchase Agreement by and among Penn National Gaming, Inc., Barstool Sports, Inc., TCG XII, LLC, TCG Digital Spots, LLC and the Individuals Set Forth on Schedule A, dated as of January 28, 2020 (SEC File No. 000-24206).

Purchase Agreement by and among Tropicana Las Vegas, Inc., Penn National Gaming, Inc., GLP Capital, L.P., Gold Merger Sub, LLC, PA Meadows, LLC, Tropicana LV LLC and, solely for the purposes set forth therein, Gaming and Leisure Properties, Inc., dated as of April 16, 2020 (SEC File No. 000-24206).

Binding Term Sheet, dated as of March 27, 2020, by and between Penn National Gaming, Inc. and Gaming and Leisure

Properties, Inc. (SEC File No. 000-24206).

Indenture, dated as of January 19, 2017 between Penn National Gaming, Inc. and Wells Fargo Bank, N.A., as Trustee, relating to the 5.625% Senior Notes due 2027 (SEC File No. 000-24206).

Indenture, dated as of May 14, 2020 between Penn National Gaming, Inc. and Wells Fargo Bank, National Association, as Trustee (SEC File No. 000-24206).

First Supplemental Indenture, dated as of May 14, 2020 between Penn National Gaming, Inc. and Wells Fargo Bank, National Association, as Trustee (SEC File No. 000-24206).

Indenture, dated as of July 1, 2021, between Penn National Gaming, Inc. and Wells Fargo Bank, National Association as Trustee (incorporated by reference to Exhibit 4.1 to Penn National’s Current Report on Form 8-K filed July 1, 2021).

Form of Trust Agreement of Peter D. Carlino, Peter M. Carlino, Richard J. Carlino, David E. Carlino, Susan F. Harrington, Anne de Lourdes Irwin, Robert M. Carlino, Stephen P. Carlino and Rosina E. Carlino Gilbert (SEC File No. 33-77758).

Lease Agreement, dated March 31, 1995 between Wyomissing Professional Center III, LP and Penn National Gaming, Inc., as amended by certain amendments dated April 15, 1997, October 30, 1997, April 23, 1998, November 16, 1999, August 21, 2000, April 5, 2005, November 20, 2007, and May 25, 2012, respectively (SEC File No. 000-24206).

Lease dated January 30, 2002 between Wyomissing Professional Center II, LP and Penn National Gaming, Inc. as amended by certain amendments dated May 23, 2002, December 4, 2002, January 29, 2003, October 19, 2010, May 25, 2012, and September 1, 2017, respectively (SEC File No. 000-24206).

Amended and Restated Lease dated April 5, 2005 between Wyomissing Professional Center, Inc. and Penn National Gaming, Inc. as amended by certain amendments dated April 20, 2006 and May 25, 2012, respectively (SEC File No. 000-24206).

Master Lease between GLP Capital L.P. and Penn Tenant LLC dated November 1, 2013 (“Penn Master Lease”) (SEC File No. 000-24206).

First Amendment to the Penn Master Lease (SEC File No. 000-24206).

Second Amendment to the Penn Master Lease (SEC File No. 000-24206).

Third Amendment to the Penn Master Lease (SEC File No. 000-24206).

Fourth Amendment to the Penn Master Lease (SEC File No. 000-24206).

Fifth Amendment to the Penn Master Lease (SEC File No. 000-24206).

Sixth Amendment to the Penn Master Lease (SEC File No. 000-24206).

Seventh Amendment to the Penn Master Lease (SEC File No. 000-24206).

Eighth Amendment to the Penn Master Lease (SEC File No. 000-24206).

Master Lease, dated April 28, 2016, by and between PNK Entertainment, Inc. and Pinnacle Entertainment, Inc. (“PNK Master Lease”) (SEC File No. 001-37666)

First Amendment to PNK Master Lease, dated August 29, 2016, by and between Pinnacle MLS, LLC and Gold Merger Sub, LLC (SEC File No. 001-37666).

Second Amendment to PNK Master Lease, dated October 25, 2016, by and between Pinnacle MLS, LLC and Gold Merger Sub, LLC (SEC File No. 001-37666).

Third Amendment to PNK Master Lease, dated March 24, 2017, by and between Pinnacle MLS, LLC and Gold Merger Sub, LLC (SEC File No. 001-37666).

Fourth Amendment to PNK Master Lease, dated as of October 15, 2018, by and between Pinnacle MLS, LLC and Gold Merger Sub, LLC (SEC File No. 000-24206).

Guarantee of PNK Master Lease, dated as of October 15, 2018, by Penn National Gaming, Inc. (SEC File No. 000-24206).

Lease, dated as of April 16, 2020, by and between Tropicana Land LLC and Tropicana Las Vegas, Inc. (SEC File No. 000-24206).

Second Amendment and Refinancing Agreement, dated as of January 19, 2017, by and among Penn National Gaming, Inc., as borrower, the guarantors party thereto, the lenders party thereto, Bank of America, N.A., as swingline lender, Bank of America, N.A., as administrative agent and Bank of America, N.A., as collateral agent (SEC File No. 000-24206).

Amended and Restated Credit Agreement, dated as of January 19, 2017, by and among Penn National Gaming, Inc., as borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto, Bank of America, N.A., as administrative agent, Bank of America, N.A., as collateral agent and the other parties thereto (SEC File No. 000-24206).

First Amendment to Amended and Restated Credit Agreement dated as of February 23, 2018, among Penn National Gaming, Inc., certain subsidiaries of Penn National Gaming, Inc. party thereto as guarantors, each consenting lender and Bank of America, N.A., as letter of credit lender, swingline lender, administrative agent and collateral agent (SEC File No. 000-24206).

Second Amendment to Amended and Restated Credit Agreement dated as of April 14, 2020, by and among Penn National Gaming, Inc., the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as letter of credit lender, swingline lender, administrative agent and collateral agent (SEC File No. 000-24206).

Incremental Joinder Agreement No. 1, dated as of October 15, 2018, by and among Penn National Gaming, Inc., certain subsidiaries of Penn National Gaming, Inc. party thereto as guarantors, Bank of America, N.A., as letter of credit lender, swingline lender, administrative agent and collateral agent and the lenders party thereto (SEC File No. 000-24206).

Lottery Gaming Facility Management Contract dated August 25, 2009 between the Kansas Lottery and Kansas Entertainment, LLC (SEC File No. 000-24206).

Commercial Lease dated September 9, 1996 by and between State of Louisiana, State Land Office and PNK (Bossier City), Inc. (f/k/a Casino Magic of Louisiana, Corp.) (SEC File No. 001-37666).

Second Amended and Restated Excursion Boat Sponsorship and Operations Agreement, dated November 18, 2004, between Iowa West Racing Association and Ameristar Casino Council Bluffs, Inc. (SEC File No. 001-37666).

Amendment to Second Amended and Restated Excursion Boat Sponsorship and Operations Agreement, dated February 16, 2010, between Iowa West Racing Association and Ameristar Casino Council Bluffs, Inc. (SEC File No. 001-37666).

Second Amendment to Second Amended and Restated Excursion Boat Sponsorship and Operations Agreement, dated May 16, 2017, between Iowa West Racing Association and Ameristar Casino Council Bluffs, LLC (SEC File No. 001-37666).

Membership Interest Purchase Agreement, dated as of June 18, 2018, among VICI Properties Inc., Riverview Merger Sub Inc., Penn Tenant II, LLC and Penn National Gaming, Inc. (SEC File No. 000-24206).

INDEPENDENT AUDITORS

The Consolidated Financial Statements of Penn National as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, attached hereto as Schedule A, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. See “Auditors” above.

DOCUMENTS INCORPORATED BY REFERENCE

The 2020 Annual Report and certain sections of the Proxy Statement are specifically incorporated by reference into, and form an integral part of, this Circular. The 2020 Annual Report and the Proxy Statement have been filed with the SEC by Penn National and are posted on its website at www.pngaming.com. For the purposes of this Circular, the 2020 Annual Report and the Proxy Statement have been filed by theScore on its SEDAR profile at www.sedar.com under “Other Documents”. Penn National will provide copies of such documents incorporated by reference upon written or oral request to Joseph N. Jaffoni at penn@jcir.com or (212) 835-8500.

Any future filings made by Penn National with the SEC under Section 13(a), 13(c), 14, or 15(d) of the U.S. Exchange Act after the date of this Circular but before the Meeting will be automatically incorporated by reference into this Circular. Notwithstanding the foregoing, information furnished by Penn National on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the U.S. Exchange Act will not be deemed to be incorporated by reference into this Circular. Any statement contained in this Circular or in a document incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

Schedule A

Consolidated Financial Statements

See attached.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Penn National Gaming, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Penn National Gaming, Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2021 (not presented herein), expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, effective January 1, 2019, the Company adopted FASB ASC Topic 842, Leases, using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Other Intangible Assets—Refer to Notes 2 and 9 to the financial statements

Critical Audit Matter Description

The Company’s goodwill, gaming license, and trademarks are tested annually for impairment, or more frequently if indicators of impairment exist, by comparing the fair value of each reporting unit to their carrying amount for goodwill and by comparing the fair value of each gaming license or trademark to its carrying value. The Company determines the fair value of its reporting units using a combination of income-based and market-based approaches. The Company assesses the fair value of its gaming licenses using the Greenfield Method under the income approach, which estimates the fair value using a discounted cash flow model assuming the Company built a casino with similar utility to that of the existing casino. The Company assesses the fair value of its trademarks using the relief-from-royalty method under the income approach. The key inputs in determining the fair value, among others, include projected revenue and operating cash flows discounted to reflect the level of risk associated with receiving future cash flows. As of December 31, 2020, the book value of goodwill is $1,157.1 million, gaming license is $1,246.1 million, and trademarks is $240.9 million.

Auditing the fair value of the Company’s reporting units, gaming licenses, and trademarks involved a high degree of subjectivity in evaluating whether management’s estimates and assumptions of projected revenue and operating cash flows and the selection of the discount rates used to derive the fair value were reasonable, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasts of future revenue and operating cash flows and the determination of the discount rates used by management to estimate the fair value of the reporting units, gaming licenses, and trademarks included the following, among others:

•	We tested the effectiveness of controls over determining the fair value of the Company’s reporting units, gaming licenses, and trademarks, including those over the forecasts of future revenue and operating cash flows and the selection of the discount rates.

•	We evaluated management’s ability to accurately forecast future revenues and operating cash flows by comparing actual results to management’s historical forecasts.

•	We evaluated the reasonableness of management’s revenue and operating cash flow forecasts by comparing the forecasts to:

O	Historical results

O	Internal communications to management and the Board of Directors

O	Forecasted information included in the Company’s press release as well as in analyst and industry reports for the Company and certain of its peer companies

O	The impact of changes in the regulatory environment on management’s projections.

•	With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates by:

O	Testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculations.

O	Developing a range of independent estimates and comparing those to the discount rates selected by management.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

February 26, 2021

We have served as the Company’s auditor since 2017.

PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(in millions, except share and per share data)	2020	2019
Assets
Current assets
Cash and cash equivalents	$1,853.8	$437.4
Receivables, net of allowance for doubtful accounts of $8.8 and $7.7	96.4	88.7
Prepaid expenses	103.5	76.7
Other current assets	31.3	40.0
Total current assets	2,085.0	642.8
Property and equipment, net	4,529.3	5,120.2
Investment in and advances to unconsolidated affiliates	266.8	128.3
Goodwill	1,157.1	1,270.7
Other intangible assets, net	1,513.5	2,026.5
Lease right-of-use assets	4,817.7	4,837.3
Other assets	297.9	168.7
Total assets	$14,667.3	$14,194.5

Liabilities
Current liabilities
Accounts payable	$33.2	$40.3
Current maturities of long-term debt	81.4	62.9
Current portion of financing obligations	36.0	40.5
Current portion of lease liabilities	134.3	130.6
Accrued expenses and other current liabilities	575.1	631.3
Total current liabilities	860.0	905.6
Long-term debt, net of current maturities, debt discount and debt issuance costs	2,231.2	2,322.2
Long-term portion of financing obligations	4,096.4	4,102.2
Long-term portion of lease liabilities	4,578.2	4,670.0
Deferred income taxes	126.3	244.6
Other long-term liabilities	119.4	98.0
Total liabilities	12,011.5	12,342.6
Commitments and contingencies (Note 13)
Stockholders’ equity
Series B preferred stock ($0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding)	—	—
Series C preferred stock ($0.01 par value, 18,500 shares authorized, no shares issued and outstanding)	—	—
Series D Preferred stock ($0.01 par value, 5,000 shares authorized, 883 shares issued and outstanding)	23.1	—
Common stock ($0.01 par value, 200,000,000 shares authorized, 157,868,227 and 118,125,652 shares issued, and 155,700,834 and 115,958,259 shares outstanding)	1.6	1.2
Treasury stock, at cost, (2,167,393 shares held in both periods)	(28.4)	(28.4)
Additional paid-in capital	3,167.2	1,718.3
Retained earnings (accumulated deficit)	(507.3)	161.6
Total Penn National stockholders’ equity	2,656.2	1,852.7
Non-controlling interest	(0.4)	(0.8)
Total stockholders’ equity	2,655.8	1,851.9
Total liabilities and stockholders’ equity	$14,667.3	$14,194.5

See accompanying notes to the Consolidated Financial Statements.

PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

	For the year ended December 31,
(in millions, except per share data)	2020	2019	2018
Revenues
Gaming	$3,051.1	$4,268.7	$2,894.9
Food, beverage, hotel and other	527.6	1,032.7	629.7
Management service and license fees	—	—	6.0
Reimbursable management costs	—	—	57.3
Total revenues	3,578.7	5,301.4	3,587.9

Operating expenses
Gaming	1,530.3	2,281.8	1,551.4
Food, beverage, hotel and other	337.7	672.7	439.3
General and administrative	1,130.8	1,187.7	618.9
Reimbursable management costs	—	—	57.3
Depreciation and amortization	366.7	414.2	269.0
Impairment losses	623.4	173.1	34.9
Recoveries on loan loss and unfunded loan commitments	—	—	(17.0)
Total operating expenses	3,988.9	4,729.5	2,953.8
Operating income (loss)	(410.2)	571.9	634.1
Other income (expenses)
Interest expense, net	(543.2)	(534.2)	(538.4)
Income from unconsolidated affiliates	13.8	28.4	22.3
Loss on early extinguishment of debt	(1.2)	—	(21.0)
Other	106.6	20.0	(7.1)
Total other expenses	(424.0)	(485.8)	(544.2)
Income(loss) before income taxes	(834.2)	86.1	89.9
Income tax benefit (expense)	165.1	(43.0)	3.6
Net income(loss)	(669.1)	43.1	93.5
Less: Net (income) loss attributable to non-controlling interest	(0.4)	0.8	—
Net income(loss) attributable to Penn National	$(669.5)	$43.9	$93.5

Comprehensive income (loss)	$(669.1)	$43.1	$93.5
Less: Comprehensive (income) loss attributable to non-controlling interest	(0.4)	0.8	—
Comprehensive income(loss) attributable to Penn National	$(669.5)	$43.9	$93.5

Earnings (loss) per share
Basic earnings (loss) per share	$(5.00)	$0.38	$0.96
Diluted earnings (loss) per share	$(5.00)	$0.37	$0.93

Weighted-average common shares outstanding - basic	134.0	115.7	97.1
Weighted-average common shares outstanding - diluted	134.0	117.8	100.3

See accompanying notes to the Consolidated Financial Statements.

PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

									Total Penn
									National		Total
							Retained	Accumulated	Stock-		Stock-
						Additional	Earnings	Other	holders’	Non-	holders’
	Preferred Stock		Common Stock		Treasury	Paid-In	(Accumulated	Comprehensive	Equity	Controlling	Equity
(in millions, except share data)	Shares	Amount	Shares	Amount	Stock	Capital	Deficit)	Loss	(Deficit)	Interest	(Deficit)
Balance as of January 1, 2018	—	$—	91,225,242	$0.9	$(28.4)	$1,007.6	$(1,051.9)	$(1.5)	$(73.3)	$—	$(73.3)
Share-based compensation arrangements	—	—	1,466,625	—	—	19.4	—	—	19.4	—	19.4
Pinnacle Acquisition	—	—	26,295,439	0.3	—	749.4	—	—	749.7	—	749.7
Reclassification of accumulated other comprehensive loss to earnings upon termination of management contract	—	—	—	—	—	—	—	1.5	1.5	—	1.5
Cumulative-effect adjustment upon adoption of ASC 606	—	—	—	—	—	—	(9.6)	—	(9.6)	—	(9.6)
Share repurchases	—	—	(2,299,498)	—	—	(50.0)	—	—	(50.0)	—	(50.0)
Net income	—	—	—	—	—	—	93.5	—	93.5	—	93.5
Balance as of December 31, 2018	—	—	116,687,808	1.2	(28.4)	1,726.4	(968.0)	—	731.2	—	731.2
Share-based compensation arrangements	—	—	542,274	—	—	16.8	—	—	16.8	—	16.8
Cumulative-effect adjustment upon adoption of ASC 842	—	—	—	—	—	—	1,085.7	—	1,085.7	—	1,085.7
Share repurchases	—	—	(1,271,823)	—	—	(24.9)	—	—	(24.9)	—	(24.9)
Net income (loss)	—	—	—	—	—	—	43.9	—	43.9	(0.8)	43.1
Balance as of December 31, 2019	—	—	115,958,259	1.2	(28.4)	1,718.3	161.6	—	1,852.7	(0.8)	1,851.9
Share-based compensation arrangements	—	—	4,475,908	—	—	71.0	—	—	71.0	—	71.0
Common stock offerings (Note 15)	—	—	35,266,667	0.4	—	1,288.4	—	—	1,288.8	—	1,288.8
Convertible debt offering (Note 11)	—	—	—	—	—	88.2	—	—	88.2	—	88.2
Barstool Sports investment (Note 7)	883	23.1	—	—	—	—	—	—	23.1	—	23.1
Cumulative-effect adjustment upon adoption of ASU 2016-13	—	—	—	—	—	—	0.6	—	0.6	—	0.6
Net income (loss)	—	—	—	—	—	—	(669.5)	—	(669.5)	0.4	(669.1)
Other	—	—	—	—	—	1.3	—	—	1.3	—	1.3
Balance as of December 31, 2020	883	$23.1	155,700,834	$1.6	$(28.4)	$3,167.2	$(507.3)	$—	$2,656.2	$(0.4)	$2,655.8

See accompanying notes to the Consolidated Financial Statements.

PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
(in millions)	2020	2019	2018
Operating activities
Net income (loss)	$(669.1)	$43.1	$93.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	366.7	414.2	269.0
Amortization of items charged to interest expense	16.3	7.7	6.4
Noncash operating lease expense	120.3	100.4	—
Change in fair values of contingent purchase price	(1.1)	7.0	0.5
Holding gain on equity securities	(106.7)	(19.9)	—
Loss (gain) on sale or disposal of property and equipment	(29.2)	5.5	3.2
Noncash rent and interest expense related to the utilization of rent credits	287.1	—	—
Income from unconsolidated affiliates	(13.8)	(28.4)	(22.3)
Return on investment from unconsolidated affiliates	21.8	29.0	27.0
Deferred income taxes	(118.3)	21.1	(26.7)
Stock-based compensation	14.5	14.9	12.0
Impairment losses	623.4	173.1	34.9
Recoveries on loan loss and unfunded loan commitments	—	—	(17.0)
Reclassification of accumulated other comprehensive loss to earnings upon termination of management contract	—	—	1.5
Loss on early extinguishment of debt	1.2	—	21.0
Changes in operating assets and liabilities, net of businesses acquired Accounts receivable	(16.5)	27.0	(1.8)
Prepaid expenses and other current assets	13.5	9.7	13.3
Other assets	(12.8)	(2.3)	1.5
Accounts payable	(6.6)	4.4	(6.1)
Accrued expenses	(40.9)	(3.9)	(47.0)
Income taxes	(32.5)	(7.2)	(3.3)
Operating lease liabilities	(94.8)	(139.1)	—
Other current and long-term liabilities	16.3	47.6	(6.8)
Net cash provided by operating activities	338.8	703.9	352.8

Investing activities
Capital expenditures	(137.0)	(190.6)	(92.6)
Dispositions of property and equipment	16.1	0.6	0.4
Hurricane Laura insurance proceeds	32.7	—	—
Consideration paid for Barstool Sports investment	(135.0)	—	—
Consideration paid for acquisitions of businesses, net of cash acquired	(3.0)	(1,359.4)	(1,945.2)
Proceeds from sale-and-leaseback transactions in conjunction with acquisitions	—	961.1	—
Cash received for the sale of the Divested Properties and Belterra Park	—	—	661.7
Consideration paid for gaming licenses and other intangible assets	(4.8)	(11.7)	(81.6)
Acquisition of equity securities	—	(5.1)	—
Additional contributions from (to) joint ventures	(5.4)	(0.4)	18.9

	For the year ended December 31,
(in millions)	2020	2019	2018
Proceeds from sale of loan	—	—	15.2
Receipts applied against non-accrual loan	—	—	0.5
Other	2.7	(2.0)	(0.4)
Net cash used in investing activities	(233.7)	(607.5)	(1,423.1)
Financing activities
Proceeds from revolving credit facility	540.0	412.0	201.0
Repayments on revolving credit facility	(680.0)	(384.0)	(89.0)
Proceeds from issuance of long-term debt, net of discounts	322.2	—	1,558.9
Principal payments on long-term debt	(161.7)	(46.6)	(482.5)
Prepayment penalties and modification payments incurred with debt
refinancing	—	—	(11.3)
Debt and equity issuance costs	(6.9)	—	(27.3)
Payments of other long-term obligations	(16.2)	(15.4)	(15.7)
Principal payments on financing obligations	(26.7)	(51.6)	(67.4)
Principal payments on finance leases	(3.9)	(6.2)	—
Proceeds from the sale of real estate assets in conjunction with acquisitions	—	—	250.0
Proceeds from common stock offerings, net of discounts and fees	1,288.8	—	—
Proceeds from exercise of options	62.7	1.9	7.4
Repurchase of common stock	—	(24.9)	(50.0)
Proceeds from insurance financing	20.2	16.1	13.1
Payments on insurance financing	(21.4)	(19.4)	(11.0)
Other	(7.0)	(4.3)	(4.1)
Net cash provided by (used in) financing activities	1,310.1	(122.4)	1,272.1
Change in cash, cash equivalents, and restricted cash	1,415.2	(26.0)	201.8
Cash, cash equivalents and restricted cash at the beginning of the year	455.2	481.2	279.4
Cash, cash equivalents and restricted cash at the end of the year	$1,870.4	$455.2	$481.2

	For the year ended December 31,
(in millions)	2020	2019	2018
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$1,853.8	$437.4	$479.6
Restricted cash included in Other current assets	15.3	15.5	—
Restricted cash included in Other assets	1.3	2.3	1.6
Total cash, cash equivalents and restricted cash	$1,870.4	$455.2	$481.2

Supplemental disclosure:
Cash paid for interest, net of amounts capitalized	$355.0	$528.1	$530.4
Cash payments (refunds) related to income taxes, net	$(15.2)	$21.8	$24.4

Non-cash investing activities:
Rent credits received upon sale of Tropicana land and buildings and Morgantown land	$337.5	$—	$—
Commencement of operating leases	$73.6	$713.5	$—
Commencement of finance leases	$—	$4.6	$—
Accrued capital expenditures	$17.2	$12.6	$7.7
Acquisition of equity securities	$—	$16.1	$—

See accompanying notes to the Consolidated Financial Statements

PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Basis of Presentation

Organization: Penn National Gaming, Inc., together with its subsidiaries (“Penn National,” the “Company,” “we,” “our,” or “us”), is a leading, diversified, multi-jurisdictional owner and manager of gaming and racing properties, retail and online sports betting operations, and video gaming terminal (“VGT”) operations. Our wholly-owned interactive division, Penn Interactive Ventures, LLC (“Penn Interactive”), operates retail sports betting across the Company’s portfolio, as well as online sports betting, online social casino, bingo and online casinos (“iGaming”). In February 2020, the Company acquired 36% (inclusive of 1% on a delayed basis) equity interest in Barstool Sports, Inc. (“Barstool Sports”), a leading digital sports, entertainment, lifestyle and media company, and entered into a strategic relationship with Barstool Sports, whereby Barstool Sports will exclusively promote the Company’s land-based retail sportsbooks, iGaming products and online sports betting products, including the Barstool Sportsbook mobile app, to its national audience. We launched an online sports betting app called Barstool Sports in Pennsylvania in September 2020 and in Michigan in January 2021. We also operate iGaming in Pennsylvania and Michigan. Our MYCHOICE® customer loyalty program (the “mychoice program”) currently has over 20 million members and provides such members with various benefits, including complimentary goods and/or services. The Company’s strategy has continued to evolve from an owner and manager of gaming and racing properties into an omni-channel provider of retail and online gaming, live racing and sports betting entertainment.

As of December 31, 2020, we owned, managed, or had ownership interests in 41 gaming and racing properties in 19 states and were licensed to offer live sports betting at our properties in Colorado, Illinois, Indiana, Iowa, Michigan, Mississippi, Nevada, Pennsylvania and West Virginia. The majority of the real estate assets (i.e., land and buildings) used in our operations are subject to triple net master leases; the most significant of which are the Penn Master Lease and the Pinnacle Master Lease (as such terms are defined in Note 12, “Leases,” and collectively referred to as the “Master Leases”), with Gaming and Leisure Properties, Inc. (Nasdaq: GLPI) (“GLPI”), a real estate investment trust (“REIT”).

In May 2019, we acquired Greektown Casino-Hotel (“Greektown”), in Detroit, Michigan, subject to a triple net lease with VICI Properties Inc. (NYSE: VICI) (“VICI”, a REIT and collectively with GLPI, our “REIT Landlords”) (the “Greektown Lease”) and, in January 2019, we acquired Margaritaville Casino Resort (“Margaritaville”) in Bossier City, Louisiana, subject to a triple net lease with VICI (the “Margaritaville Lease”). See Note 12, “Leases,” In October 2018, the Company completed the acquisition of Pinnacle Entertainment, Inc. (“Pinnacle”), a leading regional gaming operator (the “Pinnacle Acquisition”), which added 12 gaming properties to our holdings. For more information on our acquisitions, see Note 6, “Acquisitions and Dispositions.”

Impact of the COVID-19 Pandemic and Company Response: On March 11, 2020, the World Health Organization declared the novel coronavirus (known as “COVID-19”) outbreak to be a global pandemic. We began temporarily suspending the operations of all of our properties between March 13, 2020 and March 19, 2020 pursuant to various orders from state gaming regulatory bodies or governmental authorities to combat the rapid spread of COVID-19. We began reopening our properties on May 18, 2020 with reduced gaming and hotel capacity and limited food and beverage offerings in order to accommodate comprehensive social distancing and health and safety protocols.

During the fourth quarter of 2020, our properties temporarily suspended operations in Pennsylvania, Michigan and Illinois and were subject to increased operational restrictions in Ohio and Massachusetts (among other states). Our Michigan property was temporarily closed on November 17, 2020 and reopened December 23, 2020. Our Pennsylvania properties were temporarily closed on December 12, 2020 and reopened on January 4, 2021. Our Illinois properties were temporarily closed on November 20, 2020 and began reopening with limited hours of operations beginning January 16, 2021 and throughout the week. The property closures were pursuant to various orders from state gaming regulatory bodies or governmental authorities to combat the rapid spread of COVID-19. As of February 26, 2021, all of our properties were open to the public with the exception of Zia Park and Valley Race Park, which remain closed.

Between March 13, 2020 and December 31, 2020, we entered into a series of transactions to improve our financial position and liquidity in light of the COVID-19 pandemic, including: (i) on March 13, 2020, we provided notice to our lenders to borrow the remaining available amount of $430.0 million under our Revolving Credit Facility; (ii) on March 27, 2020, we entered into a binding term sheet with GLPI (the “Term Sheet”) whereby GLPI agreed to (a) purchase the real estate assets associated with Tropicana Las Vegas (“Tropicana”) in exchange for rent credits of $307.5 million, which closed on April 16, 2020, and (b) a sale-leaseback of the land underlying our Hollywood Casino Morgantown (“Morgantown”) development project in Morgantown, Pennsylvania, in exchange for rent credits of $30.0 million, which closed on October 1, 2020; (iii) on May 14, 2020 (May 19, 2020 with respect to the underwriters’ exercising their options to acquire additional 2.75% Convertible Notes), we completed a public offering of $330.5 million aggregate principal amount of 2.75% Convertible Notes; (iv) on May 14, 2020 (May 19, 2020 with respect to the underwriters’ exercising their options to purchase additional shares), we completed a public offering of 19,166,667 aggregate shares of common stock, par value of $0.01 per share, of the Company (“Penn Common Stock”) for gross proceeds of $345.0 million; and (v) on September 24, 2020 (September 25, 2020 with respect to the underwriters’ exercising their options to purchase additional shares), we completed a public offering of 16,100,000 aggregate shares of Penn Common Stock for gross proceeds of $982.1 million. In addition, on April 14, 2020, the Company entered into an amendment to its Credit Agreement, which, among other things, provides it with relief from its financial covenants for a period of up to one year. On September 30, 2020, the Company fully repaid $670.0 million of outstanding borrowings under its Revolving Credit Facility. Further, on November 12, 2020 the Company prepaid $115.0 million of outstanding borrowings on its Term Loan B-1 Facility. The terms “Revolving Credit Facility,” “Convertible Notes”, “Credit Agreement” and “Term Loan B-1” are defined in Note 11, “Long-term Debt.”

The COVID-19 pandemic caused significant disruptions to our business and had a material adverse impact on our financial condition, results of operations and cash flows, the magnitude of which continues to develop based on (i) the timing and extent of the recovery in visitation and consumer spending at our properties; (ii) the continued impact of implementing social distancing and health and safety guidelines at our properties, including reductions in gaming, hotel capacity, limiting the number of food and beverage options and limiting other amenities; and (iii) whether any of our properties will be required to again temporarily suspend operations in the event that the pandemic significantly worsens. We are currently unable to determine whether, when or how the conditions surrounding the COVID-19 pandemic will change or whether the recovery in visitation and consumer spending is sustainable.

The Company could experience other potential adverse impacts as a result of the COVID-19 pandemic, including, but not limited to, further charges from adjustments to the carrying amount of goodwill and other intangible assets, long-lived asset impairment charges, or impairments of investments in joint ventures. In addition, the negative impacts of the COVID-19 pandemic may result in further changes in the amount of valuation allowance required. Actual results may differ materially from the Company’s current estimates as the scope of the COVID-19 pandemic evolves, depending largely, though not exclusively, on the impact of required capacity reductions, social distancing and health and safety guidelines, and the sustainability of current trends in recovery at our reopened properties.

As of December 31, 2020, the Company has a strong balance sheet and sufficient liquidity in place, including total cash and cash equivalents, excluding restricted cash, of $1.9 billion and available borrowing capacity of $0.7 billion.

Basis of Presentation: The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Note 2—Significant Accounting Policies

Principles of Consolidation: The Consolidated Financial Statements include the accounts of Penn National Gaming, Inc. and its subsidiaries. Investments in and advances to unconsolidated affiliates that do not meet the consolidation criteria of the authoritative guidance for voting interest entities (“VOEs”) or variable interest entities (“VIEs”) are accounted for under the equity method. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications: Certain reclassifications have been made to conform the prior period presentation.

Use of Estimates: The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions as of the date of the Consolidated Financial Statements that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and (iii) the reported amounts of revenues and expenses during the reporting period. Estimates used by us include, among other things, the useful lives for depreciable and amortizable assets, the allowance for doubtful accounts receivable, income tax provisions, the evaluation of the future realization of deferred tax assets, determining the adequacy of reserves for self-insured liabilities, the liabilities associated with our mychoice program, the initial measurements of financing obligations associated with the Master Leases, projected cash flows in assessing the recoverability of long-lived assets, asset impairments, goodwill and other intangible assets, projected cash flows in assessing the initial valuation of intangible assets in conjunction with acquisitions, the initial selection of useful lives for depreciable and amortizable assets in conjunction with acquisitions, contingencies and litigation, and stock-based compensation expense. We applied estimation methods consistently for all periods presented within our Consolidated Financial Statements. Actual results may differ from those estimates.

Segment Information: We view each of our gaming and racing properties as an operating segment with the exception of our two properties in Jackpot, Nevada, which we view as one operating segment. We consider our combined VGT operations, by state, to be separate operating segments. See Note 18, “Segment Information,” for further information. For financial reporting purposes, we aggregate our operating segments into the following four reportable segments:

Real Estate Assets Lease or
	Location	Ownership Structure
Northeast segment
Ameristar East Chicago	East Chicago, Indiana	Pinnacle Master Lease
Greektown Casino-Hotel	Detroit, Michigan	Greektown Lease
Hollywood Casino Bangor	Bangor, Maine	Penn Master Lease
Hollywood Casino at Charles Town Races	Charles Town, West Virginia	Penn Master Lease
Hollywood Casino Columbus	Columbus, Ohio	Penn Master Lease
Hollywood Casino Lawrenceburg	Lawrenceburg, Indiana	Penn Master Lease
Hollywood Casino at Penn National Race Course	Grantville, Pennsylvania	Penn Master Lease
Hollywood Casino Toledo	Toledo, Ohio	Penn Master Lease
Hollywood Gaming at Dayton Raceway	Dayton, Ohio	Penn Master Lease
Hollywood Gaming at Mahoning Valley Race Course	Youngstown, Ohio	Penn Master Lease
Marquee by Penn (1)	Pennsylvania	N/A
Meadows Racetrack and Casino	Washington, Pennsylvania	Meadows Lease
Plainridge Park Casino	Plainville, Massachusetts	Pinnacle Master Lease

South segment (2)
1st Jackpot Casino	Tunica, Mississippi	Penn Master Lease
Ameristar Vicksburg	Vicksburg, Mississippi	Pinnacle Master Lease
Boomtown Biloxi	Biloxi, Mississippi	Penn Master Lease
Boomtown Bossier City	Bossier City, Louisiana	Pinnacle Master Lease
Boomtown New Orleans	New Orleans, Louisiana	Pinnacle Master Lease
Hollywood Casino Gulf Coast	Bay St. Louis, Mississippi	Penn Master Lease
Hollywood Casino Tunica	Tunica, Mississippi	Penn Master Lease
L’Auberge Baton Rouge	Baton Rouge, Louisiana	Pinnacle Master Lease
L’Auberge Lake Charles	Lake Charles, Louisiana	Pinnacle Master Lease
Margaritaville Resort Casino	Bossier City, Louisiana	Margaritaville Lease

West segment
Ameristar Black Hawk	Black Hawk, Colorado	Pinnacle Master Lease
Cactus Petes and Horseshu	Jackpot, Nevada	Pinnacle Master Lease
M Resort	Henderson, Nevada	Penn Master Lease
Tropicana Las Vegas	Las Vegas, Nevada	Tropicana Lease
Zia Park Casino	Hobbs, New Mexico	Penn Master Lease

Midwest segment
Ameristar Council Bluffs	Council Bluffs, Iowa	Pinnacle Master Lease
Argosy Casino Alton (3)	Alton, Illinois	Penn Master Lease
Argosy Casino Riverside	Riverside, Missouri	Penn Master Lease
Hollywood Casino Aurora	Aurora, Illinois	Penn Master Lease
Hollywood Casino Joliet	Joliet, Illinois	Penn Master Lease
Hollywood Casino at Kansas Speedway (4)	Kansas City, Kansas	Owned - JV
Hollywood Casino St. Louis	Maryland Heights, Missouri	Penn Master Lease
Prairie State Gaming (1)	Illinois	N/A
River City Casino	St. Louis, Missouri	Pinnacle Master Lease

(1)	VGT route operations

(2)	Resorts Casino Tunica ceased operations on June 30, 2019, but remains subject to the Penn Master Lease.

(3)	The riverboat is owned by us and not subject to the Penn Master Lease.

(4)	Pursuant to a joint venture (“JV”) with NASCAR and includes the Company’s 50% investment in Kansas Entertainment, LLC (“Kansas Entertainment”), which owns Hollywood Casino at Kansas Speedway.

Cash and Cash Equivalents: The Company considers all cash balances and highly-liquid investments with original maturities of three months or less at the date of purchase to be cash and cash equivalents.

Concentration of Credit Risk: Financial instruments that subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company’s policy is to limit the amount of credit exposure to any one financial institution, and place investments with financial institutions evaluated as being creditworthy, or in short-term money market and tax-free bond funds which are exposed to minimal interest rate and credit risk. The Company has bank deposits and overnight repurchase agreements that exceed federally-insured limits.

Concentration of credit risk, with respect to casino receivables, is limited through the Company’s credit evaluation process. The Company issues markers to approved casino customers following investigations of creditworthiness.

The Company’s receivables as of December 31, 2020 and 2019 primarily consisted of the following:

	December 31,
(in millions)	2020	2019
Markers issued to customers	$14.8	$22.9
Credit card receivables and other advances to customers	8.9	16.5
Receivables from ATM and cash kiosk transactions	10.9	14.4
Hotel and banquet receivables	2.7	6.5
Racing settlements	7.7	6.6
Receivables due from platform providers for social casino games	10.5	3.3
Insurance Receivable - Hurricane Laura	23.0	—
Other	26.7	26.2
Allowance for doubtful accounts	(8.8)	(7.7)
Accounts receivable, net	$96.4	$88.7

The Company adopted Accounting Standards Codification (“ASC”) No. 2016-13 (“ASC 2016-13”), “Financial Instruments - Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments” during the first quarter of 2020 which utilizes a forward-looking current expected credit loss model to measure the allowance for doubtful accounts. Prior to the adoption of ASC 2016-13, accounts were written off when management determined that an account was uncollectible. Recoveries of accounts previously written off were recorded when received. Historically, the Company has not incurred any significant credit-related losses.

Property and Equipment: Property and equipment are stated at cost, less accumulated depreciation. Capital expenditures are accounted for as either project capital or maintenance (replacement) capital expenditures. Project capital expenditures are for fixed asset additions that expand an existing facility or create a new facility. Maintenance capital expenditures are expenditures to replace existing fixed assets with a useful life greater than one year that are obsolete, worn out or no longer cost-effective to repair. Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of income.

The estimated useful lives of property and equipment are determined based on the nature of the assets as well as the Company’s current operating strategy. Depreciation of property and equipment is recorded using the straight-line method over the shorter of the estimated useful life of the asset or the related lease term, if any, as follows:

Years
Land improvements	15
Buildings and improvements	5 to 31
Vessels	10 to 35
Furniture, fixtures and equipment	3 to 31

All costs funded by the Company considered to be an improvement to the real estate assets subject to any of our Triple Net Leases are recorded as leasehold improvements. Leasehold improvements are depreciated over the shorter of the estimated useful life of the improvement or the related lease term.

The Company reviews the carrying amount of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on undiscounted estimated future cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other regulatory and economic factors. For purposes of recognizing and measuring impairment, assets are grouped at the individual property level representing the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. In assessing the recoverability of the carrying amount of property and equipment, we must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, we may be required to record an impairment loss for these assets. Such an impairment loss would be recognized as a non-cash component of operating income. See Note 8, “Property and Equipment.”

Goodwill and Other Intangible Assets: Goodwill represents the future economic benefits of a business combination measured as the excess of the purchase price over the fair value of net assets acquired and has been allocated to our reporting units. Goodwill is tested annually, or more frequently if indicators of impairment exist. For the quantitative goodwill impairment test, an income approach, in which a discounted cash flow (“DCF”) model is utilized, and a market-based approach using guideline public company multiples of earnings before interest, taxes, depreciation, and amortization (“EBITDA”) from the Company’s peer group are utilized in order to estimate the fair market value of the Company’s reporting units. In determining the carrying amount of each reporting unit that utilizes real estate assets subject to our Triple Net Leases, if and as applicable, (i) the Company allocates each reporting unit their pro-rata portion of the right-of-use (“ROU”) assets, lease liabilities, and/or financing obligations, and (ii) pushes down the carrying amount of the property and equipment subject to such leases. The Company compares the fair value of its reporting units to the carrying amounts. If the carrying amount of the reporting unit exceeds the fair value, an impairment is recorded equal to the amount of the excess (not to exceed the amount of goodwill allocated to the reporting unit).

We consider our gaming licenses, trademarks, and certain other intangible assets to be indefinite-lived based on our future expectations to operate our gaming properties indefinitely as well as our historical experience in renewing these intangible assets at minimal cost with various state commissions. Indefinite-lived intangible assets are tested annually for impairment, or more frequently if indicators of impairment exist, by comparing the fair value of the recorded assets to their carrying amount. If the carrying amounts of the indefinite-lived intangible assets exceed their fair value, an impairment is recognized. The Company completes its testing of its indefinite-lived intangible assets prior to assessing the realizability of its goodwill.

The Company assesses the fair value of its gaming licenses using the Greenfield Method under the income approach, which estimates the fair value using a DCF model assuming the Company built a casino with similar utility to that of the existing casino. The method assumes a theoretical start-up company going into business without any assets other than the intangible asset being valued. The Company assesses the fair value of its trademarks using the relief-from-royalty method under the income approach. The principle behind this method is that the value of the trademark is equal to the present value of the after-tax royalty savings attributable to the owned trademark.

Our annual goodwill and other indefinite-lived intangible assets impairment test is performed on October 1st of each year. Once an impairment of goodwill or other intangible asset has been recorded, it cannot be reversed. Other intangible assets that have a definite-life are amortized on a straight-line basis over their estimated useful lives or related service contract. The Company reviews the carrying amount of its amortizing intangible assets for possible impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the carrying amount of the amortizing intangible assets exceed their fair value, an impairment is recognized. See Note 9, “Goodwill and Other Intangible Assets.”

Equity Securities: The Company’s equity securities (including warrants) are measured at fair value each reporting period with unrealized holding gains and losses included in current period earnings. During the year ended December 31, 2020, the Company recognized a holding gain of $106.7 million related to equity securities, which is included in “Other,” as reported in “Other income (expenses)” within our Consolidated Statements of Operations and Comprehensive Income (Loss).

Convertible Debt: Under ASC 470-20, “Debt with Conversion and Other Options” (“ASC 470-20”), an entity must separately account for the liability and equity components of convertible debt instruments that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest. The effect of ASC 470-20 on the accounting for our Convertible Notes is that the equity component is required to be included in “Additional paid-in capital” within our Consolidated Balance Sheets at the issuance date and the value of the equity component is treated as a debt discount. See Note 11, “Long-term Debt,” for more information.

Financing Obligations: Subsequent to the adoption of ASC 842, “Leases” (“ASC 842”) on January 1, 2019, certain of the components contained within our Master Leases (primarily buildings) are accounted for as financing obligations, rather than leases. Prior to the adoption of ASC 842, our Master Leases, in their entirety, were accounted for as financing obligations.

On November 1, 2013, the Company spun-off its real estate assets into GLPI (the “Spin-Off”) and entered into the Penn Master Lease. This transaction did not meet all of the requirements for sale-leaseback accounting treatment under ASC 840, “Leases,” (“ASC 840”); specifically, the Penn Master Lease contains provisions that indicate the Company has prohibited forms of continuing involvement in the leased assets, which are not a normal leaseback. Accordingly, at lease inception, we calculated a financing obligation based on the future minimum lease payments discounted at our estimated incremental borrowing rate at lease inception over the lease term of 35 years, which was determined to be 9.7%. The lease term included renewal options that were reasonably assured of being exercised and the funded construction of certain leased assets in development at the commencement of the Penn Master Lease.

On October 15, 2018, in connection with the Pinnacle Acquisition, we assumed the Pinnacle Master Lease. Within a business combination, an arrangement that previously did not meet all of the requirements for sale-leaseback accounting treatment (and is accounted for as a financing obligation by the acquiree) retains its classification as a financing obligation on the acquiring entity’s consolidated balance sheets at the business combination date. As of the date of acquisition, we calculated the financing obligation based on the future minimum lease payments discounted at a rate determined to be fair value at the business combination date, which was determined to be 7.3%, over the remaining lease term of 32.5 years. The remaining lease term included renewal options that were reasonably assured of being exercised. Furthermore, in conjunction with the Pinnacle Acquisition, GLPI acquired the real estate assets associated with Plainridge Park Casino and leased back such assets to the Company pursuant to an amendment to the Pinnacle Master Lease (the “Plainridge Park Casino Sale-Leaseback”). The effective yield used to determine the financing obligation associated with the Plainridge Park Casino Sale-Leaseback was 9.6%.

Subsequent to the adoption of ASC 842, minimum lease payments under our Master Lease are allocated between components that continue to be financing obligations (primarily buildings) and operating lease components (primarily land). Minimum lease payments related to financing obligations are recorded to interest expense and, in part, as repayments of principal reducing the associated financing obligations. Contingent payments are recorded as interest expense as incurred. The real estate assets subject to the Master Leases and which are accounted for as failed sales, are included in “Property and equipment, net” within the Company’s Consolidated Balance Sheets and are depreciated over the shorter of their remaining useful lives or lease term. Principal payments associated with financing obligations are presented as financing cash outflows and interest payments associated with financing obligations are presented as operating cash outflows within our Consolidated Statements of Cash Flows. For more information, see Note 8, “Property and Equipment,” and Note 12, “Leases”.

On October 1, 2020, we sold the land underlying our Morgantown development project to GLPI in exchange for rent credits of $30.0 million. Contemporaneous with the sale, the Company entered into a triple net lease with GLPI for the land underlying Morgantown (as defined and discussed in Note 12, “Leases.”). The sale-leaseback transaction did not meet the requirements for sale accounting as control of the underlying asset as defined in accordance with ASC 842 remains with the Company. Accordingly, at lease inception, we calculated a financing obligation based on the future minimum lease payments discounted at our estimated incremental borrowing rate over the lease term of 50 years, which was determined to be 11.4%. The lease term included renewal options that were reasonably assured of being exercised.

Operating and Finance Leases: The Company determines if a contract is or contains a leasing element at contract inception or the date in which a modification of an existing contract occurs. In order for a contract to be considered a lease, the contract must transfer the right to control the use of an identified asset for a period of time in exchange for consideration. Control is determined to have occurred if the lessee has the right to (i) obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use and (ii) direct the use of the identified asset.

Upon adoption of ASC 842, we elected the following policies: (a) to account for lease and non-lease components as a single component for all classes of underlying assets and (b) to not recognize short-term leases (i.e., leases that are less than 12 months and do not contain purchase options) within the Consolidated Balance Sheets, with the expense related to these short-term leases recorded in total operating expenses within the Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company has leasing arrangements that contain both lease and non-lease components. We account for both the lease and non-lease components as a single component for all classes of underlying assets. In determining the present value of lease payments at lease commencement date, the Company utilizes its incremental borrowing rate based on the information available, unless the rate implicit in the lease is readily determinable. The liability for operating and finance leases is based on the present value of future lease payments. Operating lease expenses are recorded as rent expense, which is included within general and administrative expense, within the Consolidated Statements of Operations and Comprehensive Income (Loss) and presented as operating cash outflows within the Consolidated Statements of Cash Flows. Finance lease expenses are recorded as depreciation expense, which is included within depreciation and amortization expense within the Consolidated Statements of Operations and Comprehensive Income (Loss) and interest expense over the lease term. Principal payments associated with finance leases are presented as financing cash outflows and interest payments associated with finance leases are presented as operating cash outflows within our Consolidated Statements of Cash Flows.

Debt Discount and Debt Issuance Costs: Debt issuance costs that are incurred by the Company in connection with the issuance of debt are deferred and amortized to interest expense using the effective interest method over the contractual term of the underlying indebtedness. These costs are classified as a direct reduction of long-term debt within the Company’s Consolidated Balance Sheets.

Self-Insurance Reserves: The Company is self-insured for employee health coverage, general liability and workers’ compensation up to certain stop-loss amounts (for general liability and workers’ compensation). We use a reserve method for each reported claim plus an allowance for claims incurred but not yet reported to a fully-developed claims reserve method based on an actuarial computation of ultimate liability. Self-insurance reserves are included in “Accrued expenses and other current liabilities” within the Company’s Consolidated Balance Sheets.

Contingent Purchase Price: The consideration for the Company’s acquisitions may include future payments that are contingent upon the occurrence of a particular event. We record an obligation for such contingent payments at fair value as of the acquisition date. We revalue our contingent purchase price obligations each reporting period. Changes in the fair value of the contingent purchase price obligation can result from changes to one or multiple inputs, including adjustments to the discount rate and changes in the assumed probabilities of successful achievement of certain financial targets. The changes in the fair value of contingent purchase price are recognized within our Consolidated Statements of Operations and Comprehensive Income (Loss) as a component of “General and administrative” expense.

Income Taxes: Under ASC 740, “Income Taxes” (“ASC 740”), deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured at the prevailing enacted tax rates that will be in effect when these differences are settled or realized. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more-likely-than-not (a greater than 50% probability) that some portion or all of the deferred tax assets will not be realized.

The realizability of the net deferred tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the amount of the allowance, if necessary. The Company considers all available positive and negative evidence including projected future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. The evaluation of both positive and negative evidence is a requirement pursuant to ASC 740 in determining more-likely-than-not the net deferred tax assets will be realized. In the event the Company determines that the deferred income tax assets would be realized in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be recorded, which would reduce the provision for income taxes.

ASC 740 also creates a single model to address uncertainty in tax positions and clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in an enterprise’s financial statements. It also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. See Note 14, “Income Taxes.”

Revenue Recognition: Our revenue from contracts with customers consists of gaming wagers, food and beverage transactions, retail transactions, hotel room sales, racing wagers, sports betting wagers, and management services related to the management of external casinos and reimbursable costs associated with management contracts. In May 2018, our management contract was terminated for Hollywood Casino-Jamul San Diego, which is located in San Diego, California. In addition, our management contract was terminated for Casino Rama, which is located in Ontario, Canada, in July 2018. See Note 5, “Revenue Disaggregation,” for information on our revenue by type and geographic location.

The transaction price for a gaming wagering contract is the difference between gaming wins and losses, not the total amount wagered. The transaction price for food and beverage, hotel and retail contracts is the net amount collected from the customer for such goods and services. Sales tax and other taxes collected on behalf of governmental authorities are accounted for on the net basis and are not included in revenues or expenses. The transaction price for our racing operations, inclusive of live racing events conducted at our racing facilities and our import and export arrangements, is the commission received from the pari-mutuel pool less contractual fees and obligations primarily consisting of purse funding requirements, simulcasting fees, tote fees and certain pari-mutuel taxes that are directly related to the racing operations. The transaction price for our former management service contracts was the amount collected for services rendered in accordance with the contractual terms. The transaction price for the reimbursable costs associated with our former management contracts was the gross amount of the reimbursable expenditure, which primarily consisted of payroll costs incurred by the Company for the benefit of the managed entity. Since the Company was the controlling entity to the arrangement, the reimbursement was recorded on a gross basis with an offsetting amount charged to operating expense.

Gaming revenue contracts involve two performance obligations for those customers earning points under our mychoice program and a single performance obligation for customers that do not participate in the mychoice program. The Company applies a practical expedient by accounting for its gaming contracts on a portfolio basis as opposed to an individual wagering contract. For purposes of allocating the transaction price in a gaming contract between the wagering performance obligation and the obligation associated with the loyalty points earned, we allocate an amount to the loyalty point contract liability based on the standalone selling price (“SSP”) of the points earned, which is determined by the value of a point that can be redeemed for slot play and complimentaries such as, food and beverage at our restaurants, lodging at our hotels and products offered at our retail stores, less estimated breakage. The allocated revenue for gaming wagers is recognized when the wagering occurs as all such wagers settle immediately. The liability associated with the loyalty points is deferred and recognized as revenue when the customer redeems the loyalty points for slot play and complimentaries and such goods and services are delivered to the customer.

Food and beverage, hotel and retail services have been determined to be separate, standalone performance obligations and the transaction price for such contracts is recorded as revenue as the good or service is transferred to the customer over their stay at the hotel or when the delivery is made for the food and beverage or retail product. Cancellation fees for hotel and meeting space services are recognized upon cancellation by the customer and are included in food, beverage, hotel and other revenue within our Consolidated Statements of Operations and Comprehensive Income (Loss).

Racing revenue contracts, inclusive of our (i) host racing facilities, (ii) import arrangements that permit us to simulcast in live racing events occurring at other racetracks, and (iii) export arrangements that permit our live racing events to be simulcast at other racetracks, provide access to and the processing of wagers into the pari-mutuel pool. The Company has concluded it is not the controlling entity to the arrangement, but rather functions as an agent to the pari-mutuel pool. Commissions earned from the pari-mutuel pool less contractual fees and obligations are recognized on a net basis, which is included within food, beverage, hotel and other revenues within our Consolidated Statements of Operations and Comprehensive Income (Loss).

Management services have been determined to be separate, standalone performance obligations and the transaction price for such contracts was recorded as services were performed. The Company recorded revenues on a monthly basis calculated by applying the contractual rate called for in the contracts.

In addition to sports betting and iGaming revenues, Penn Interactive generates in-app purchase and advertising revenues from free-to-play social casino games, which can be downloaded to mobile phones and tablets from digital storefronts. Players can purchase virtual playing credits within our social casino games, which allows for increased playing opportunities and functionality. Penn Interactive records deferred revenue from the sale of virtual playing credits and recognizes this revenue over the average redemption period of the credits, which is approximately three days. Advertising revenues are recognized in the period when the advertising impression, click or install delivery occurs.

Complimentaries Associated with Gaming Contracts

Food and beverage, hotel, and other services furnished to patrons for free as an inducement to gamble or through the redemption of our customers’ loyalty points are recorded as food and beverage, hotel, and other revenues, at their estimated SSPs with an offset recorded as a reduction to gaming revenues. The cost of providing complimentary goods and services to patrons as an inducement to gamble as well as for the fulfillment of our loyalty point obligation is included in food, beverage, hotel, and other expenses. Revenues recorded to food, beverage, hotel and other and offset to gaming revenues were as follows:

	For the year ended December 31,
(in millions)	2020	2019	2018
Food and beverage	$123.6	$261.4	$137.2
Hotel	79.6	159.6	60.8
Other	6.7	17.6	8.1
Total complimentaries associated with gaming contracts	$209.9	$438.6	$206.1

Customer-related Liabilities

The Company has three general types of liabilities related to contracts with customers: (i) the obligation associated with its mychoice program (loyalty points and tier status benefits), (ii) advance payments on goods and services yet to be provided and for unpaid wagers, and (iii) deferred revenue associated with third-party sports betting operators for online sports betting and related iGaming market access.

Our mychoice program allows members to utilize their reward membership cards to earn loyalty points that are redeemable for slot play and complimentaries, such as food and beverage at our restaurants, lodging at our hotels and products offered at our retail stores across the vast majority of our properties. In addition, members of the mychoice program earn credit toward tier status, which entitles them to receive certain other benefits, such as gifts. The obligation associated with our mychoice program, which is included in “Accrued expenses and other current liabilities” within our Consolidated Balance Sheets, was $35.8 million and $36.2 million as of December 31, 2020 and 2019, respectively, and consisted principally of the obligation associated with the loyalty points. Our loyalty point obligations are generally settled within six months of issuance; however, as a result of the COVID-19 pandemic and resulting temporary closures, loyalty point obligations may take longer to settle. Changes between the opening and closing balances primarily relate to the timing of our customers’ election to redeem loyalty points as well as the timing of when our customers receive their earned tier status benefits.

The Company’s advance payments on goods and services yet to be provided and for unpaid wagers primarily consist of the following: (i) deposits on rooms and convention space, (ii) money deposited on behalf of a customer in advance of their property visit (referred to as “safekeeping” or “front money”), (iii) outstanding tickets generated by slot machine play or pari-mutuel wagering, (iv) outstanding chip liabilities, (v) unclaimed jackpots, and (vi) gift cards redeemable at our properties. Unpaid wagers primarily relate to the Company’s obligation to settle outstanding slot tickets, pari-mutuel racing tickets and gaming chips with customers and generally represent obligations stemming from prior wagering events, of which revenue was previously recognized. The Company’s advance payments on goods and services yet to be provided and for unpaid wagers were $47.1 million and $42.2 million as of December 31, 2020 and 2019, respectively, of which $0.5 million and $0.6 million were classified as long-term in both periods. The current portion and long-term portion of our advance payments on goods and services yet to be provided and for unpaid wagers are included in “Accrued expenses and other current liabilities” and “Other long-term liabilities” within our Consolidated Balance Sheets, respectively.

Penn Interactive enters into multi-year agreements with sports betting operators for online sports betting and related iGaming market access across our portfolio of properties, from which we received cash and equity securities, including ordinary shares and warrants, specific to two operator agreements. During the fourth quarter of 2019, certain of the operations contemplated by these agreements commenced, resulting in the recognition of $5.6 million and $0.6 million of revenue (most of which was previously deferred) during the year ended December 31, 2020 and 2019, respectively. Deferred revenue associated with third-party sports betting operators for online sports betting and related iGaming market access, which is included in “Other long-term liabilities” within our Consolidated Balance Sheets was $52.7 million and $43.6 million as of December 31, 2020 and 2019, respectively.

Gaming and Racing Taxes: We are subject to gaming and pari-mutuel taxes based on gross gaming revenue and pari-mutuel revenue in the jurisdictions in which we operate. The Company primarily recognizes gaming and pari-mutuel tax expense based on the statutorily required percentage of revenue that is required to be paid to state and local jurisdictions in the states where or in which wagering occurs. For the years ended December 31, 2020, 2019 and 2018, these expenses, which were recorded primarily in gaming expense within the Consolidated Statements of Operations and Comprehensive Income (Loss), were $1,098.9 million, $1,590.0 million, and $1,102.3 million, respectively.

Stock-Based Compensation: The cost of employee services received in exchange for an award of equity instruments is based on the grant-date fair value of the award and the expense is recognized ratably over the requisite service period. The Company accounts for forfeitures in the period in which they occur based on actual amounts. The fair value of stock options is estimated at the grant date using the Black-Scholes option-pricing model, which requires us to make assumptions, including the expected term, which is based on the contractual term of the stock option and historical exercise data of the Company’s employees; the risk-free interest rate, which is based on the U.S. Treasury spot rate with a term equal to the expected term assumed at the grant date; the expected volatility, which is estimated based on the historical volatility of the Company’s stock price over the expected term assumed at the grant date; and the expected dividend yield, which is zero since we have not historically paid dividends. See Note 16, “Stock-based Compensation.”

Earnings Per Share: Basic earnings per share (“EPS”) is computed by dividing net income (loss) applicable to common stock by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the additional dilution, if any, for all potentially-dilutive securities such as stock options, unvested restricted stock awards (“RSAs”), outstanding convertible preferred stock and convertible debt.

Holders of the Company’s Series D Preferred Stock (as defined in Note 7, “Investments in and Advances to Unconsolidated Affiliates”) are entitled to participate equally and ratably in all dividends and distributions paid to holders of Penn Common Stock irrespective of any vesting requirement. Accordingly, the Series D Preferred Stock shares are considered a participating security and the Company is required to apply the two-class method to consider the impact of the preferred shares on the calculation of basic and diluted EPS. The holders of the Company’s Series D Preferred Stock are not obligated to absorb losses; therefore, in reporting periods where the Company is in a net loss position, it does not apply the two-class method. In reporting periods where the Company is in a net income position, the two-class method is applied by allocating all earnings during the period to common shares and preferred shares. See Note 17, “Earnings (Loss) per Share,” for more information.

Application of Business Combination Accounting: We utilize the acquisition method of accounting in accordance with ASC 805, “Business Combinations,” which requires us to allocate the purchase price to tangible and identifiable intangible assets based on their fair values. The excess of the purchase price over the fair value ascribed to tangible and identifiable intangible assets is recorded as goodwill. If the fair value ascribed to tangible and identifiable intangible assets changes during the measurement period (due to additional information being available and related Company analysis), the measurement period adjustment is recognized in the reporting period in which the adjustment amount is determined and offset against goodwill. The measurement period for our acquisitions are no more than one year in duration. See Note 6, “Acquisitions and Dispositions.”

Voting Interest Entities and Variable Interest Entities: The Company consolidates all subsidiaries or other entities in which it has a controlling financial interest. The consolidation guidance requires an analysis to determine if an entity should be evaluated for consolidation using the VOE model or the VIE model. Under the VOE model, controlling financial interest is generally defined as a majority ownership of voting rights. Under the VIE model, controlling financial interest is defined as (i) the power to direct activities that most significantly impact the economic performance of the entity and (ii) the obligation to absorb losses of or the right to receive benefits from the entity that could potentially be significant to the entity. For those entities that qualify as a VIE, the primary beneficiary is generally defined as the party who has a controlling financial interest in the VIE. The Company consolidates the financial position and results of operations of every VOE in which it has a controlling financial interest and VIEs in which it is considered to be the primary beneficiary. See Note 7, “Investments in and Advances to Unconsolidated Affiliates.”

Note 3—New Accounting Pronouncements

Accounting Pronouncements Implemented in 2020

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments” (“ASU 2016-13”), which sets forth a “current expected credit loss” (referred to as “CECL”) model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. We adopted ASU 2016-13 during the first quarter of 2020 using a modified retrospective approach, which resulted in a cumulative-effect adjustment to retained earnings of $0.6 million as of January 1, 2020.

In August 2018, the FASB issued ASU No. 2018-15, “Customer’s Accounting for Implementation Cost Incurred in a Cloud Computing Arrangement That Is a Service Contract” (“ASU 2018-15”). Under the new guidance, customers apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. This will result in certain implementation costs being capitalized; the associated amortization charge will, however, be recorded as an operating expense. Under the previous guidance, costs incurred when implementing a cloud computing arrangement deemed to be a service contract were recorded as an operating expense when incurred. We adopted ASU 2018-15 during the first quarter of 2020 using a prospective approach, which did not have a material impact on our Consolidated Financial Statements.

In December 2019, the FASB issued ASU No. 2019-12, “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which intends to simplify the guidance by removing certain exceptions to the general principles and clarifying or amending existing guidance. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We elected to early adopt ASU 2019-12 during the third quarter of 2020 on a prospective basis, which did not have a material impact on our Consolidated Financial Statements.

In January 2020, the FASB issued ASU No. 2020-01, “Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815” (“ASU 2020-01”), which made targeted improvements to accounting for financial instruments, including providing an entity the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Among other topics, ASU 2020-01 clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. ASU 2020-01 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years with early adoption permitted. The Company’s early adoption of ASU 2020-01 did not have a material impact on our Consolidated Financial Statements.

In October 2020, the FASB issued ASU No. 2020-10, “Codification Improvements,” (“ASU 2020-10”) which updates various codification topics by clarifying or improving disclosure requirements to align with the SEC’s regulations. ASU 2020-10 is effective for fiscal years beginning after December 15, 2020 with early adoption permitted. The Company’s early adoption of ASU 2020-10 did not have a material impact on our Consolidated Financial Statements.

Accounting Pronouncements to be Implemented

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”). ASU 2020-04 provides optional expedient and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In response to the concerns about structural risks of interbank offered rates and, particularly, the risk of cessation of the London Interbank Offered Rate (referred to as “LIBOR”), regulators in several jurisdictions around the world have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction-based and less susceptible to manipulation. ASU 2020-04 also provides companies with optional guidance to ease the potential accounting burden associated with transitioning away from reference rates that are expected to be discontinued. ASU 2020-04 can be adopted no later than December 1, 2022 with early adoption permitted. The interest rates associated with the Company’s borrowings under its Senior Secured Credit Facilities (as defined in Note 11, “Long-term Debt”) are tied to LIBOR. The Company is currently evaluating the impact of the adoption of ASU 2020-04 on our Consolidated Financial Statements.

In August 2020, The FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Topic 814): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”). ASU 2020-06 eliminates the number of accounting models used to account for convertible debt instruments and convertible preferred stock. The update also amends the disclosure requirements for convertible instruments and EPS in effort to increase financial reporting transparency. ASU 2020-06 will be effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2020-06 on our Consolidated Financial Statements.

A variety of proposed or otherwise potential accounting standards are currently being studied by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of such proposed standards would have on our Consolidated Financial Statements.

Note 4—Hurricane Laura

On August 27, 2020, Hurricane Laura made landfall in Lake Charles, Louisiana, which caused significant damage to our L’Auberge Lake Charles property and closure of the property for approximately two weeks. The Company maintains insurance, subject to certain deductibles and coinsurance, for the repair or replacement of assets that suffered loss and provides coverage for interruption to our business, including lost profits.

As of December 31, 2020, the Company recorded a receivable of $23.0 million relating to our estimate of repairs and maintenance costs which have been incurred as well as identified property and equipment which have been written off for which we deem the recovery of such costs from our insurers to be probable. The insurance recovery receivable is included in “Receivables” within the Consolidated Balance Sheets. As we deem it is probable that the proceeds to be recovered from our insurers exceeds the total of our insurance recovery recorded and our insurers’ deductible and coinsurance, we did not record any loss associated with the impact of this natural disaster.

Additionally as of December 31, 2020, we continue to be in the process of performing our due diligence in an effort to quantify the claim amount under the policy that will be submitted to the insurers. During the fourth quarter we received $47.5 million of insurance proceeds from our insurers representing upfront payments related to our anticipated policy claim. Timing differences are likely to exist between the recognition of (i) impairment losses and capital expenditures made to repair or restore the assets and (ii) the receipt of insurance proceeds within the Consolidated Financial Statements.

We will record proceeds in excess of the recognized losses and lost profits under our business interruption insurance as a gain contingency in accordance with ASC 450, “Contingencies,” which we expect to recognize at the time of final settlement or when nonrefundable cash advances are made in a period subsequent to December 31, 2020.

The following table summarizes the financial impact of Hurricane Laura related matters:

For the year ended
(in millions)	December 31, 2020
Insurance Proceeds	$47.5
Deductible	$15.0
Coinsurance	$2.5
Clean-up and Restoration Costs	$47.1
Fixed Asset Write-off	$23.2
Inventory Write-off	$0.2
Insurance Receivable	$23.0

Note 5—Revenue Disaggregation

We generate revenues at our owned, managed or operated properties principally by providing the following types of services: (i) gaming, including iGaming and online sportsbook; (ii) food and beverage; (iii) hotel; (iv) reimbursable management costs; and (v) other. Other revenues are principally comprised of ancillary gaming-related activities, such as commissions received on ATM transactions, racing, and Penn Interactive’s social gaming. In addition, we assess our revenues based on geographic location of the related properties, which is consistent with our reportable segments (see Note 18, “Segment Information,” for further information). Our revenue disaggregation by type of revenue and geographic location was as follows:

	For the year ended December 31, 2020
						Intersegment
(in millions)	Northeast	South	West	Midwest	Other	Eliminations (1)	Total
Revenues:
Gaming	$1,495.1	$684.0	$194.2	$615.2	$62.7	$(0.1)	$3,051.1
Food and beverage	68.9	76.9	46.0	32.0	0.6	—	224.4
Hotel	17.4	64.3	46.4	18.7	—	—	146.8
Other	57.9	24.4	15.9	15.5	61.7	(19.0)	156.4
Total revenues	$1,639.3	$849.6	$302.5	$681.4	$125.0	$(19.1)	$3,578.7

	For the year ended December 31, 2019
						Intersegment
(in millions)	Northeast	South	West	Midwest	Other	Eliminations (1)	Total
Revenues:
Gaming	$2,117.1	$831.1	$374.3	$938.1	$8.8	$(0.7)	$4,268.7
Food and beverage	155.1	154.1	116.7	84.7	1.4	—	512.0
Hotel	43.5	98.2	125.9	43.4	—	—	311.0
Other	84.2	35.5	25.6	28.3	37.3	(1.2)	209.7
Total revenues	$2,399.9	$1,118.9	$642.5	$1,094.5	$47.5	$(1.9)	$5,301.4

	For the year ended December 31, 2018
(in millions)	Northeast	South	West	Midwest	Other	Total
Revenues:
Gaming	$1,644.2	$302.9	$228.0	$719.8	$—	$2,894.9
Food and beverage	109.6	56.6	89.6	57.9	1.1	314.8
Hotel	23.2	23.3	90.8	26.3	—	163.6
Reimbursable management costs	46.8	—	10.5		—	57.3
Other	67.7	11.6	19.0	19.7	39.3	157.3
Total revenues	$1,891.5	$394.4	$437.9	$823.7	$40.4	$3,587.9

(1)	Represents the elimination of intersegment revenues associated with our Barstool-branded and internally-branded retail sportsbooks, which are operated by Penn Interactive, and our live and televised poker tournament series that operates under the trade name, Heartland Poker Tour (“HPT”).

Note 6—Acquisitions and Dispositions

Greektown Casino-Hotel

On May 23, 2019, the Company acquired all of the membership interests of Greektown Holdings, L.L.C., for a net purchase price of $320.3 million, after working capital and other adjustments, pursuant to a transaction agreement among the Company, VICI Properties L.P., a wholly-owned subsidiary of VICI, and Greektown Mothership LLC. In connection with the acquisition, the real estate assets relating to Greektown were acquired by a subsidiary of VICI for an aggregate sales price of $700.0 million and the Company entered into the Greektown Lease, which has an initial annual rent of $55.6 million and an initial term of 15 years, with four five-year renewal options. The acquisition of the operations was financed through a combination of cash on hand and incremental borrowings under the Company’s Revolving Credit Facility (as defined in Note 11, “Long-term Debt”).

During the first quarter of 2020, the Company finalized the allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed which resulted in no measurement period adjustments for the year ended December 31, 2020. The fair value is as follows:

(in millions)	Fair value
Cash and cash equivalents	$31.1
Receivables, prepaid expenses, and other current assets	14.5
Property and equipment	28.4
Goodwill (1)	67.4
Other intangible assets
Gaming license	166.4
Trademark	24.4
Customer relationships	3.3
Operating lease right-of-use assets	516.1
Finance lease right-of-use assets	4.1
Other assets	—
Total assets	$855.7

Accounts payable, accrued expenses and other current liabilities	$15.2
Operating lease liabilities	516.1
Finance lease liabilities	4.1
Total liabilities	535.4
Net assets acquired	$320.3

(1) The goodwill has been assigned to our Northeast segment. The entire $67.4 million goodwill amount is deductible for tax purposes.

The Company used the income, market, or cost approach (or a combination thereof) for the valuation, as appropriate, and used valuation inputs in these models and analyses that were based on market participant assumptions. Market participants are considered to be buyers and sellers unrelated to the Company in the principal or most advantageous market for the asset or liability. Property and equipment acquired consists of non-REIT assets (e.g., equipment for use in gaming operations, furniture and other equipment). We determined that the land and buildings subject to the Greektown Lease, which was entered into at the time of the acquisition, represented operating lease ROU assets with a corresponding operating lease liability calculated based on the present value of the future lease payments at the acquisition date in accordance with GAAP. Management determined the fair value of its office equipment, computer equipment and slot machine gaming devices based on the market approach and other personal property based on the cost approach, supported where available by observable market data, which includes consideration of obsolescence.

Acquired identifiable intangible assets consist of a gaming license and a trademark, which are both indefinite-lived intangible assets, and customer relationships, which is an amortizing intangible asset with an assigned useful life of 2 years. Management valued (i) the gaming license using the Greenfield Method under the income approach; (ii) the trademark using the relief-from-royalty method under the income approach; and (iii) customer relationships (rated player databases) using the with-and-without method of the income approach. All valuation methods are forms of the income approach supported by observable market data for peer casino operator companies. See Note 2, “Significant Accounting Policies,” for more information.

The following table includes the financial results of Greektown from the acquisition date through December 31, 2019, which is included within our Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2019:

Period from May 23, 2019
(in millions)	through December 31, 2019
Revenues	$195.9
Net income	$10.9

Margaritaville Resort Casino

On January 1, 2019, the Company acquired the operations of Margaritaville for a net purchase price of $122.9 million, after working capital and other adjustments, pursuant to (i) an agreement and plan of merger (the “Margaritaville Merger Agreement”) among the Company, VICI, Bossier Casino Venture (HoldCo), Inc. (“Holdco”), and Silver Slipper Gaming, LLC, and (ii) a membership interest purchase agreement (the “MIPA”) among VICI and the Company.

Pursuant to the MIPA, HoldCo sold its interests in its sole direct subsidiary and owner of the Margaritaville operating assets, to the Company. In connection with the acquisition, the real estate assets used in the operations of Margaritaville were acquired by VICI for $261.1 million and the Company entered into the Margaritaville Lease, which has an initial annual rent of $23.2 million and an initial term of 15 years, with four five-year renewal options. The acquisition of the operations was financed through incremental borrowings under the Company’s Revolving Credit Facility.

During the fourth quarter of 2019, the Company finalized the allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed, with the excess recorded as goodwill as follows:

(in millions)	Fair value
Cash and cash equivalents	$10.7
Receivables, prepaid expenses, and other current assets	7.0
Property and equipment	20.7
Goodwill (1)	44.2
Other intangible assets
Gaming license	48.1
Customer relationships	2.3
Operating lease right-of-use assets	196.2
Total assets	$329.2

Accounts payable, accrued expenses and other current liabilities	$10.1
Operating lease liabilities	196.2
Total liabilities	206.3
Net assets acquired	$122.9

(1) The goodwill has been assigned to our South segment. The entire $44.2 million goodwill amount is deductible for tax purposes.

The Company used the income, market, or cost approach (or a combination thereof) for the valuation, as appropriate, and used valuation inputs in these models and analyses that were based on market participant assumptions. Market participants are considered to be buyers and sellers unrelated to the Company in the principal or most advantageous market for the asset or liability. Property and equipment acquired consists of non-REIT assets (e.g., equipment for use in gaming operations, furniture and other equipment). We determined that the land and buildings subject to the Margaritaville Lease, which was entered into at the time of the acquisition, represented operating lease ROU assets with a corresponding operating lease liability calculated based on the present value of the future lease payments at the acquisition date in accordance with GAAP. Management determined the fair value of its office equipment, computer equipment and slot machine gaming devices based on the market approach and other personal property based on the cost approach, supported where available by observable market data, which includes consideration of obsolescence.

Acquired identifiable intangible assets consist of a gaming license, which is an indefinite-lived intangible asset, and a customer relationship, which is an amortizing intangible asset with an assigned useful life of 2 years. Management valued (i) the gaming license using the Greenfield Method under the income approach and (ii) the customer relationships using the with-and-without method of the income approach. All valuation methods are forms of the income approach supported by observable market data for peer casino operator companies. See Note 2, “Significant Accounting Policies,” for more information.

The following table includes the financial results of Margaritaville from the acquisition date through December 31, 2019, which is included within our Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2019:

For the year ended
(in millions)	December 31, 2019
Revenues	$157.6
Net income	$13.7

Pinnacle Acquisition

On October 15, 2018, the Company acquired all of the outstanding shares of Pinnacle, for a total purchase price of $2,816.2 million, which consisted of (i) a cash payment of $20.00 per share of Pinnacle common stock, totaling $1,252.2 million; (ii) issuance of Penn National common stock in the amount of $749.7 million; and (iii) the retirement of $814.3 million of Pinnacle debt obligations. In conjunction with the Pinnacle Acquisition, the Company divested the membership interests of certain Pinnacle subsidiaries, which operated the casinos known as Ameristar St. Charles, Ameristar Kansas City, Belterra Resort and Belterra Park (referred to collectively as the “Divested Properties”), to Boyd Gaming Corporation (NYSE: BYD). Additionally, as a part of the transaction, GLPI acquired the real estate assets associated with Plainridge Park Casino, and concurrently leased back such assets to the Company. In connection with the sale of the Divested Properties and the Plainridge Park Casino Sale-Leaseback, the Pinnacle Master Lease, which was assumed by the Company concurrent with the closing of the Pinnacle Acquisition, was amended. The Pinnacle Acquisition added 12 gaming properties to our holdings and provided us with greater operational scale and geographic diversity. For more information on the Pinnacle Master Lease and related amendment, see Note 12, “Leases.”

During the third quarter of 2019, the Company finalized the allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed, with the excess recorded as goodwill as follows:

(in millions)	Fair value
Cash and restricted cash	$124.2
Assets held for sale	667.5
Other current assets	81.1
Property and equipment - non-Pinnacle Master Lease	318.6
Property and equipment - Pinnacle Master Lease (1)	3,954.9
Goodwill (2)	238.2
Other intangible assets	1,067.6
Gaming licenses	298.0
Trademarks	22.4
Customer relationships	38.9
Other long-term assets	$6,811.4
Total assets

Long-term financing obligation, including current portion (3)	$3,432.5
Current liabilities	206.1
Deferred income taxes	340.0
Other long-term liabilities	16.6
Total liabilities	3,995.2
Net assets acquired	$2,816.2

(1)	Includes buildings, boats, vessels, barges, and implied land and land use rights. Land use rights represent the intangible value of the Company’s ability to utilize and access land associated with long term ground lease agreements that give the Company the exclusive rights to operate the casino gaming facilities associated with such agreements.

(2)	See Note 9, “Goodwill and Other Intangible Assets,” for details on the impact to each reportable segment.

(3)	Long-term financing obligation, including current portion represents the financing obligation associated with Pinnacle Master Lease, as amended.

Pro Forma Financial Information - Greektown, Margaritaville, and Pinnacle

The following table includes unaudited pro forma consolidated financial information assuming our acquisitions of Greektown and Margaritaville had occurred as of January 1, 2018 and Pinnacle had occurred as of January 1, 2017. The pro forma financial information does not represent the anticipated future results of the combined company. The pro forma amounts include the historical operating results of Penn National, Greektown, Margaritaville, and Pinnacle, prior to the acquisition, with adjustments directly attributable to the acquisitions, inclusive of adjustments for acquisition costs. The below pro forma results do not include any adjustments related to synergies.

	For the year ended December 31,
(in millions)	2019	2018
Revenues	$5,434.9	$5,552.2
Net income (loss)	$64.9	$101.9

1st Jackpot Casino and Resorts Casino Tunica

On May 1, 2017, the Company acquired the operations of 1st Jackpot Casino and Resorts Casino Tunica, for a net purchase price of $47.0 million. In connection with the acquisitions, the real estate assets relating to 1st Jackpot Casino and Resorts Casino Tunica were acquired by GLPI for an aggregate sales price of $82.6 million and included in the Penn Master Lease. Resorts Casino Tunica ceased operations on June 30, 2019.

Jamul Indian Village Development Corporation

In April 2013, the Company and the Jamul Tribe, a federally recognized Indian Tribe holding a government-to-government relationship with the U.S., entered into definitive agreements to assist the Jamul Tribe in the development of a Hollywood Casino-branded casino on the Jamul Tribe’s trust land in San Diego County, California. In addition, the definitive agreements and a related loan commitment letter set forth the terms and conditions under which the Company would provide loans to the Jamul Indian Village Development Corporation (the “JIVDC”) to fund certain development costs. Following the opening, the Company also managed the property.

In October 2016, the JIVDC obtained long-term secured financing, consisting of a revolving credit facility, a term loan B facility and a term loan C facility (the “Term Loan C Facility” and collectively with the revolving credit facility and the term loan B facility, the “Credit Facilities”) totaling approximately $460.0 million. The Company was the lender under the Term Loan C Facility in the amount of $98.0 million.

As of December 31, 2017, the JIVDC breached one of the financial covenants contained within the Credit Facilities, resulting in default. Consequently, the Company performed an analysis of the expected future cash flows it would receive based on forecasted operations of the property, discounted at the Term Loan C Facility’s effective interest rate, as well as any concessions it would grant to the JIVDC. As a result of such analysis, the Company recorded a charge of $86.0 million for the year ended December 31, 2017, of which $64.0 million pertained to the Term Loan C Facility and $22.0 million was a reserve for unfunded loan commitments. In addition, the Company recorded charges of $3.8 million related to certain advances made to the JIVDC.

In February 2018, the Company and the Jamul Tribe mutually agreed that the Company would no longer manage the property nor provide branding and development services as of May 28, 2018. On May 25, 2018, the Company entered into a purchase agreement with the senior lender under the Credit Facilities for the property to sell them all of the Company’s outstanding rights and obligations under the Term Loan C Facility and the JIVDC commitments. As a result, the Company received cash proceeds of $15.2 million from the sale and was relieved of all rights and obligations with respect to the JIVDC. The sale of the loan resulted in a recovery of loan losses and unfunded loan commitments of $17.0 million for the year ended December 31, 2018.

Tropicana Las Vegas

On April 16, 2020, we sold the real estate assets associated with our Tropicana property to GLPI in exchange for rent credits of $307.5 million that we began utilizing to pay rent under our existing Master Leases and the Meadows Lease in May 2020. Contemporaneous with the sale, the Company entered into the Tropicana Lease (as defined and discussed in Note 12, “Leases”). Pursuant to the purchase agreement, GLPI will conduct a sale process with respect to both the real estate assets and the operations of Tropicana for up to 24 months (the “Sale Period”), with the Company receiving (i) 75% of the proceeds above $307.5 million plus certain taxes, expenses and costs if an agreement for such sale is signed in the first 12 months of the Sale Period or (ii) 50% of the proceeds above $307.5 million plus certain taxes, expenses and costs if an agreement for such sale is signed in the remainder of the Sale Period.

We recognized a gain on this transaction of $29.8 million during the year ended December 31, 2020, which is included in “General and administrative” within our Consolidated Statements of Operations and Comprehensive Income (Loss).

Morgantown

On October 1, 2020, we sold the land underlying our Morgantown development project to GLPI in exchange for rent credits of $30.0 million. Contemporaneous with the sale, the Company entered into a triple net lease with GLPI for the land underlying Morgantown (as defined and discussed in Note 12, “Leases”).

As of December 31, 2020, we had utilized all of the rent credits pertaining to the Tropicana and Morgantown transactions which totaled $337.5 million (see Note 12, “Leases”).

Hollywood Casino Perryville

On December 15, 2020, the Company entered into a definitive agreement with GLPI to purchase the operations of Hollywood Casino Perryville for $31.1 million. The transaction is expected to close during the second or third quarter of 2021, subject to approval of the Maryland Lottery and Gaming Control Commission and other customary closing conditions. Simultaneous with the closing of the transaction, we would lease the real estate assets associated with Hollywood Casino Perryville from GLPI with initial annual rent of $7.8 million per year subject to escalation.

Note 7—Investments in and Advances to Unconsolidated Affiliates

As of December 31, 2020 and 2019, investments in and advances to unconsolidated affiliates primarily consisted of the Company’s approximate 36% interest in Barstool Sports; its 50% investment in Kansas Entertainment, the JV with NASCAR that owns Hollywood Casino at Kansas Speedway; its 50% interest in Freehold Raceway; and its 50% JV with MAXXAM, Inc. (“MAXXAM”) that owns and operates racetracks in Texas.

Investment in Barstool Sports

In February 2020, we closed on our investment in Barstool Sports pursuant to a stock purchase agreement with Barstool Sports and certain stockholders of Barstool Sports, in which we purchased 36% (inclusive of 1% on a delayed basis) of the common stock, par value $0.0001 per share, of Barstool Sports for a purchase price of $161.2 million. The purchase price primarily consisted of $135.0 million in cash and $23.1 million in shares of a new class of non-voting convertible preferred stock of the Company (as discussed below). Within the three years after the closing of the transaction or earlier at our election, we will increase our ownership in Barstool Sports to approximately 50% by purchasing approximately $62.0 million worth of additional shares of Barstool Sports common stock, consistent with the implied valuation at the time of the initial investment, which was $450.0 million. With respect to the remaining Barstool Sports shares, we have immediately exercisable call rights, and the existing Barstool Sports stockholders have put rights exercisable beginning three years after closing, all based on a fair market value calculation at the time of exercise (subject to a cap of $650.0 million and a floor of 2.25 times the annualized revenue of Barstool Sports, all subject to various adjustments).

On February 20, 2020, the Company issued 883 shares of Series D Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”) to certain individual stockholders affiliated with Barstool Sports. 1/1,000th of a share of Series D Preferred Stock is convertible into one share of Penn Common Stock. The Series D Preferred Stock will be entitled to participate equally and ratably in all dividends and distributions paid to holders of Penn Common Stock based on the number of shares of Penn Common Stock into which such Series D Preferred Stock could convert. Series D Preferred Stock is nonvoting stock. The Series D Preferred Stock issued to certain individual stockholders affiliated with Barstool Sports will be available for conversion into Penn Common Stock in tranches over the next four years as stipulated in the stock purchase agreement, with the first 20% tranche available for conversion into Penn Common Stock in the first quarter of 2021. As of December 31, 2020, none of the Series D Preferred Stock can be converted into Penn Common Stock.

As a part of the stock purchase agreement, we entered into a commercial agreement that provides us with access to Barstool Sports’ customer list and exclusive advertising on the Barstool Sports platform over the term of the agreement. The initial term of the commercial agreement is ten years and, unless earlier terminated and subject to certain exceptions, will automatically renew for three additional ten-year terms (a total of 40 years assuming all renewals are exercised). As of December 31, 2020 we have an amortizing intangible asset pertaining to the customer list of $1.6 million and a prepaid expense pertaining to the advertising in the amount of $16.5 million, of which $15.4 million is classified as long-term. The long-term portion of the prepaid advertising expense is included in “Other assets” within our Consolidated Balance Sheets.

As of December 31, 2020, our investment in Barstool Sports was $147.5 million, which is inclusive of $3.4 million of costs we incurred to close the transaction. We record our proportionate share of Barstool Sports’ net income or loss one quarter in arrears.

The Company determined that Barstool Sports qualified as a VIE as of December 31, 2020. The Company did not consolidate its investment in Barstool Sports as of and for the year ended December 31, 2020 as the Company determined that it did not qualify as the primary beneficiary of Barstool Sports either at the commencement date of its investment or for the subsequent period ended December 31, 2020, primarily as a result of the Company not having the power to direct the activities of the VIE that most significantly affect Barstool Sports’ economic performance.

Kansas Joint Venture

As of December 31, 2020 and 2019, our investment in Kansas Entertainment was $85.2 million and $90.8 million, respectively. During the years ended December 31, 2020, 2019 and 2018, the Company received distributions from Kansas Entertainment totaling $20.0 million, $29.0 million and $27.0 million, respectively, which the Company deemed to be returns on its investment based on the source of those cash flows from the normal business operations of Kansas Entertainment.

As of the years ended December 31, 2020 and 2019, we determined that Kansas Entertainment does not qualify as a VIE. Using the guidance for entities that are not VIEs, the Company determined that it did not have a controlling financial interest in the JV as of and for the years ended December 31, 2020 and 2019, primarily as it did not have the ability to direct the activities of the JV that most significantly impacted the JV’s economic performance without the input of NASCAR. Therefore, the Company did not consolidate its investment in the JV as of and for the years ended December 31, 2020 and 2019.

The following table provides summarized balance sheet and results of operations information related to Kansas Entertainment and our share of income from unconsolidated affiliates from our investment in Kansas Entertainment:

	December 31,
(in millions)	2020	2019
Current assets	$14.7	$21.5
Long-term assets	$151.4	$159.2
Current liabilities	$10.2	$13.5

	For the year ended December 31,
(in millions)	2020	2019	2018
Revenues	$104.2	$162.3	$159.0
Operating expenses	75.5	101.3	110.4
Operating income	28.7	61.0	48.6
Net income	$28.7	$61.0	$48.6

Net income attributable to Penn National	$14.4	$30.5	$24.3

Texas and New Jersey Joint Ventures

The Company has a 50% interest in a JV with MAXXAM, which owns and operates the Sam Houston Race Park in Houston, Texas and the Valley Race Park in Harlingen, Texas, and holds a license for a racetrack in Austin, Texas. During the first quarter of 2020, principally due to on-going negative operating results of these racetracks, we recorded an other-than-temporary impairment on our investment in the JV of $4.6 million, which is included in “Impairment losses” within our Consolidated Statements of Operations and Comprehensive Income (Loss). Sam Houston Race Park hosts thoroughbred and quarter-horse racing and offers daily simulcast operations, and Valley Race Park features dog racing and simulcasting. In addition, through a separate arrangement, the Company has a 50% interest in a JV with Greenwood, which owns and operates Freehold Raceway, in Freehold, New Jersey. The property features a half-mile standardbred racetrack and a grandstand.

As of December 31, 2020 and 2019, we determined that neither our Texas JV nor our New Jersey JV qualify as a VIE. Using the guidance for entities that are not VIEs, in both cases, the Company determined that it did not have a controlling financial interest in either of the JVs as of and for the years ended December 31, 2020 and 2019, primarily as it did not have the ability to direct the activities of either of the JVs that most significantly impacted the JVs’ economic performance without the input of MAXXAM or Greenwood, respectively. Therefore, the Company did not consolidate either of its investment in the JVs as of and for the years ended December 31, 2020 and 2019.

Note 8—Property and Equipment

Property and equipment, net, consisted of the following:

	December 31,
(in millions)	2020	2019
Property and equipment - Not Subject to Master Leases
Land and improvements (1)	$105.6	$353.2
Building, vessels and improvements (1)	205.4	420.4
Furniture, fixtures and equipment	1,620.4	1,598.3
Leasehold improvements	219.5	183.6
Construction in progress	89.8	59.3
	2,240.7	2,614.8
Less: Accumulated depreciation(1)	(1,559.0)	(1,548.3)
	681.7	1,066.5
Property and equipment - Subject to Master Leases
Land and improvements	1,523.2	1,525.9
Building, vessels and improvements	3,640.3	3,664.6
	5,163.5	5,190.5
Less: Accumulated depreciation	(1,315.9)	(1,136.8)
	3,847.6	4,053.7
Property and equipment, net	$4,529.3	$5,120.2

(1) On April 16, 2020, we sold real estate assets associated with our Tropicana property to GLPI. See Note 6, Acquisitions and Dispositions.

Depreciation expense was as follows:

	For the year ended December 31,
(in millions)	2020	2019	2018
Depreciation expense (1)	$336.9	$381.6	$251.9

(1)	Of such amounts, $156.1 million, $158.9 million, and $112.1 million, respectively, pertained to real estate assets subject to either of our Master Leases.

Hurricane Laura

In August 2020, Hurricane Laura made landfall in Lake Charles, Louisiana, which caused significant damage to our L’Auberge Lake Charles property. As a result, we wrote off property and equipment with a net book value of $23.2 million of which $2.1 million and $21.1 million was included in Property and equipment – Not subject to Master Lease, and Property and equipment – Subject to Master Leases, respectively.

Tropicana

During the year ended December 31, 2020, we recorded $7.3 million of impairment on the property and equipment associated with Tropicana, relating to the operating assets, which is included in “Impairment losses” within our Consolidated Statements of Operations and Comprehensive Income (Loss). The charge was the result of an impairment assessment performed after reviewing the projected results of this property over the remaining lease term contained within the Tropicana Lease.

Note 9—Goodwill and Other Intangible Assets

A reconciliation of goodwill and accumulated goodwill impairment losses, by reportable segment, is as follows:

(in millions)	Northeast	South	West	Midwest	Other	Total
Balance as of January 1, 2019
Goodwill, gross	$848.4	$185.2	$210.4	$1,110.1	$156.1	$2,510.2
Accumulated goodwill impairment losses	(707.6)	(34.6)	(16.6)	(435.3)	(87.7)	(1,281.8)
Goodwill, net	140.8	150.6	193.8	674.8	68.4	1,228.4
Goodwill acquired during year	67.4	44.2	—	—	—	111.6
Impairment losses during year	(10.3)	(17.4)	—	(60.3)	—	(88.0)
Other (1)	(1.5)	7.2	6.4	6.6	—	18.7
Balance as of December 31, 2019
Goodwill, gross	914.3	236.6	216.8	1,116.7	156.1	2,640.5
Accumulated goodwill impairment losses	(717.9)	(52.0)	(16.6)	(495.6)	(87.7)	(1,369.8)
Goodwill, net	196.4	184.6	200.2	621.1	68.4	1,270.7
Impairment losses during year	(43.5)	(9.0)	—	(60.5)	—	(113.0)
Other (2)	—	—	—	—	(0.6)	(0.6)
Balance as of December 31, 2020
Goodwill, gross	914.3	236.6	216.8	1,116.7	155.5	2,639.9
Accumulated goodwill impairment losses	(761.4)	(61.0)	(16.6)	(556.1)	(87.7)	(1,482.8)
Goodwill, net	$152.9	$175.6	$200.2	$560.6	$67.8	$1,157.1

(1)	Amounts relate to adjustments made to the preliminary purchase price allocation of Pinnacle during the year ended December 31, 2019, prior to it being finalized.

(2)	Amounts relate to the write-off of goodwill related to the land sale at Sanford Orlando Kennel Club which discontinued our racing operations. The write-off of this goodwill balance is included as a component of the gain calculation recorded on the sale.

2020 Annual and Interim Assessment for Impairment

During the first quarter of 2020, we identified an indicator of impairment on our goodwill and other intangible assets due to the COVID-19 pandemic. As a result of the COVID-19 pandemic, we revised our cash flow projections to reflect the current economic environment, including the uncertainty surrounding the nature, timing and extent of reopening our gaming properties. As a result of the interim assessment for impairment, during the first quarter of 2020, we recognized impairments on our goodwill, gaming licenses and trademarks of $113.0 million, $437.0 million and $61.5 million, respectively. The estimated fair values of the reporting units were determined through a combination of a discounted cash flow model and a market-based approach, which utilized Level 3 inputs. The estimated fair values of the gaming licenses and trademarks were determined by using discounted cash flow models, which utilized Level 3 inputs.

As noted in the table above, the goodwill impairments pertained to our Northeast, South and Midwest segments, in the amounts of $43.5 million, $9.0 million and $60.5 million, respectively. The gaming license impairments pertained to our Northeast, South and Midwest segments in the amounts of $177.0 million, $166.0 million and $94.0 million, respectively. The trademark impairments pertained to our Northeast, South, Midwest and West segments, in the amounts of $17.0 million, $17.0 million, $15.0 million and $12.5 million, respectively.

Upon reopening of our gaming facilities and throughout the fourth quarter of 2020 we undertook various initiatives to mitigate the impact of regulatory restrictions imposed as a result of the COVID-19 pandemic. We completed our annual assessment for impairment as of October 1, 2020, which did not result in any impairment charges to goodwill, gaming licenses and trademarks. The estimated fair values of the reporting units were determined through a combination of discounted cash flow models and a market-based approach, which utilized Level 3 inputs. The estimated fair values of the gaming licenses and trademarks were determined by using discounted cash flow models, which utilized Level 3 inputs.

2019 Annual Assessment for Impairment

As a result of our 2019 annual assessment for impairment, we recognized impairments on our goodwill, gaming licenses, and trademarks, of $88.0 million, $62.6 million, and $20.0 million, respectively. The impairments of goodwill were largely driven by increases in the carrying amount of certain of our reporting units as a result of decreases in the allocated amount of the financing obligation to such reporting units, which was driven by the adoption of ASC 842. The impairments of gaming licenses and trademarks were largely driven by reductions in the long-term projections for certain of our properties where competition has increased due to expansion of gaming legislation, primarily within the Northeast segment. The estimated fair values of the reporting units were determined through a combination of discounted cash flow models and a market-based approach, which utilized Level 3 inputs. The estimated fair values of the gaming licenses and trademarks were determined by using discounted cash flow models, which utilized Level 3 inputs.

As noted in the table above, the goodwill impairments pertained to our Northeast, South and Midwest segments, in the amounts of $10.3 million, $17.4 million and $60.3 million, respectively. The gaming license impairments pertained to our Northeast and South segments in the amounts of $55.1 million and $7.5 million, respectively. The trademark impairments pertained to our Northeast, South and Midwest segments, in the amounts of $11.5 million, $6.5 million and $2.0 million, respectively.

2018 Annual Assessment for Impairment

During the year ended December 31, 2018, the Company completed its 2018 annual assessment for impairment, which did not result in any impairment charges to goodwill or other intangible assets.

The aforementioned impairments for the years ended December 31, 2020 and 2019 are included in “Impairment losses” within our Consolidated Statements of Operations and Comprehensive Income (Loss). See Note 19, “Fair Value Measurements,” for quantitative information about the significant unobservable inputs used in the fair value measurements of other intangible assets.

Carrying Values of Goodwill and Other Intangible Assets

As of October 1, 2020, the date of the most recent annual impairment test, seven reporting units had negative carrying amounts. The amount of goodwill at these reporting units was as follows (in millions):

Northeast segment
Hollywood Casino at Charles Town Races	$8.7
Hollywood Casino Toledo	$5.8
Plainridge Park Casino	$6.3
South segment
Ameristar Vicksburg	$19.5
Boomtown New Orleans	$5.2
West segment
Cactus Petes and Horseshu	$10.2
Midwest segment
Ameristar Council Bluffs	$36.2

The table below presents the gross carrying amount, accumulated amortization, and net carrying amount of each major class of other intangible assets:

	December 31, 2020			December 31, 2019
	Gross			Gross
	Carrying	Accumulated	Net Carrying	Carrying	Accumulated	Net Carrying
(in millions)	Amount	Amortization	Amount	Amount	Amortization	Amount
Indefinite-lived intangible assets
Gaming licenses	$1,246.1	$—	$1,246.1	$1,681.9	$—	$1,681.9
Trademarks	240.9	—	240.9	302.4	—	302.4
Other	0.7	—	0.7	0.7	—	0.7
Amortizing intangible assets
Customer relationships	106.9	(85.2)	21.7	104.4	(69.0)	35.4
Other	39.6	(35.5)	4.1	36.1	(30.0)	6.1
Total other intangible assets	$1,634.2	$(120.7)	$1,513.5	$2,125.5	$(99.0)	$2,026.5

During the year ended December 31, 2020 we paid $1.3 million for online and retail sports betting licenses. During the year ended December 31, 2019, we paid $10.0 million for online and retail sports betting licenses in Pennsylvania. During the year ended December 31, 2018, we purchased two Category 4 gaming licenses to operate up to 750 slot machines and initially up to 30 table games, under each license, in York County, Pennsylvania for $50.1 million and in Berks County, Pennsylvania for $7.5 million, and iGaming and sports betting licenses in Pennsylvania for $20.0 million, all of which have been classified as indefinite-lived intangible assets.

Amortization expense related to our amortizing intangible assets was $21.7 million, $24.7 million, and $17.1 million for the years ended December 31, 2020, 2019 and 2018, respectively. The following table presents the estimated amortization expense based on our amortizing intangible assets as of December 31, 2020 (in millions):

Years ending December 31:
2021	$7.4
2022	5.5
2023	3.9
2024	3.7
2025	4.9
Thereafter	0.4
Total	$25.8

Note 10—Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
(in millions)	2020	2019
Accrued salaries and wages	$120.4	$142.1
Accrued gaming, pari-mutuel, property, and other taxes	75.0	103.3
Accrued interest	13.2	13.0
Other accrued expenses (1)	229.1	225.8
Other current liabilities (2)	137.4	147.1
Accrued expenses and other current liabilities	$575.1	$631.3

(1)	Amounts as of December 31, 2020 and 2019 include $40.8 million and $38.3 million, respectively, pertaining to the Company’s accrued progressive jackpot liability. Additionally, amounts include the obligation associated with its mychoice program and the current portion of advance payments on goods and services yet to be provided and for unpaid wagers, which are discussed in Note 2, “Significant Accounting Policies.”

(2)	Amounts as of December 31, 2020 and 2019 include $86.3 million and $80.1 million, respectively, pertaining to the Company’s non-qualified deferred compensation plan that covers management and other highly-compensated employees.

Note 11—Long-term Debt

Long-term debt, net of current maturities, was as follows:

	December 31,
(in millions)	2020	2019
Senior Secured Credit Facilities:
Revolving Credit Facility due 2023	$—	$140.0
Term Loan A Facility due 2023	636.9	672.3
Term Loan B-1 Facility due 2025	991.2	1,117.5
5.625% Notes due 2027	400.0	400.0
2.75% Convertible Notes due 2026	330.5	—
Other long-term obligations	73.0	89.2
	2,431.6	2,419.0
Less: Current maturities of long-term debt	(81.4)	(62.9)
Less: Debt discount	(86.2)	(2.4)
Less: Debt issuance costs	(32.8)	(31.5)
	$2,231.2	$2,322.2

The following is a schedule of future minimum repayments of long-term debt as of December 31, 2020 (in millions):

Year ending December 31:
2021	$81.4
2022	99.9
2023	543.1
2024	21.3
2025	946.8
Thereafter	739.1
Total minimum payments	$2,431.6

Senior Secured Credit Facilities

On January 19, 2017, the Company entered into an agreement to amend and restate its Amended 2013 Credit Agreement (the “Credit Agreement”), which provided for: (i) a five-year $700.0 million revolving credit facility (the “Revolving Credit Facility”); (ii) a five-year $300.0 million Term Loan A facility (the “Term Loan A Facility”); and (iii) a seven-year $500.0 million Term Loan B facility (the “Term Loan B Facility” and collectively with the Revolving Credit Facility and the Term Loan A Facility, the “Senior Secured Credit Facilities”).

On October 15, 2018, in connection with the Pinnacle Acquisition, we entered into an incremental joinder agreement (the “Incremental Joinder”), which amended the Credit Agreement (the “Amended 2017 Credit Agreement”). The Incremental Joinder provided for an additional $430.2 million of incremental loans having the same terms as the existing Term Loan A Facility, with the exception of extending the maturity date, and an additional $1,128.8 million of loans as a new tranche having new terms (the “Term Loan B-1 Facility”). The proceeds resulting from the Incremental Joinder were used; together with cash on hand and proceeds received from (i) newly-issued shares of the Company’s common stock, (ii) the sale of the Divested Properties, (iii) the Plainridge Park Casino Sale-Leaseback, and (iv) the sale of the real estate assets associated with Belterra Park; to (a) acquire all of the issued and outstanding equity interests of Pinnacle, (b) repay in full Pinnacle’s existing senior secured credit facilities at the time of the acquisition, (c) redeem, repurchase, defease or satisfy and discharge in full Pinnacle’s outstanding 5.625% senior notes due 2024, (d) repay in full the Company’s outstanding borrowings under its Term Loan B Facility at the time of the acquisition, and (e) pay fees, costs and expenses associated with the foregoing. With the exception of extending the maturity date, the Incremental Joinder did not impact the Revolving Credit Facility.

The final maturity dates for the Term Loan A Facility and Term Loan B-1 Facility are October 19, 2023 and October 15, 2025, respectively. The applicable margin for the Term Loan A Facility ranges from 1.25% to 3.00% per annum for LIBOR loans and 0.25% to 2.00% per annum for base rate loans, in each case depending on the Consolidated Total Net Leverage Ratio (as defined in the Amended 2017 Credit Agreement) as of the most recent fiscal quarter. The applicable margin for the Term Loan B-1 Facility is 2.25% per annum for LIBOR loans and 1.25% per annum for base rate loans. The Term Loan B-1 Facility is subject to a LIBOR “floor” of 0.75%. Prior to the Amended 2017 Credit Agreement and related extinguishment of the Term Loan B Facility, the applicable margin for the Term Loan B Facility was 2.50% per annum for LIBOR loans and 1.50% per annum for base rate loans. In addition, we pay a commitment fee on the unused portion of the commitments under the Revolving Credit Facility at a rate that ranges from 0.20% to 0.50% per annum, depending on the Consolidated Total Net Leverage Ratio as of the most recent fiscal quarter.

On April 14, 2020, the Company entered into a second amendment to its Credit Agreement with its various lenders (the “Second Amendment”) to provide for certain modifications. During the period beginning on April 14, 2020 and ending on the earlier of (x) the date that is two business days after the date on which the Company delivers a covenant relief period termination notice to the administrative agent and (y) the date on which the administrative agent receives a compliance certificate for the quarter ending March 31, 2021 (the “Covenant Relief Period”), the Company will not have to comply with any Maximum Leverage Ratio or Minimum Interest Coverage Ratio (as such terms are defined in the Amended 2017 Credit Agreement). During the Covenant Relief Period, the Company will be subject to a minimum liquidity covenant that requires cash and cash equivalents and availability under its Revolving Credit Facility to be (i) at least $400.0 million through April 30, 2020; (ii) $350.0 million during the period from May 1, 2020 through May 31, 2020; (iii) $300.0 million during the period from June 1, 2020 through June 30, 2020; and (iv) $225.0 million during the period from July 1, 2020 through March 31, 2021. We are required to maintain specified financial ratios and to satisfy certain financial tests when our covenant relief period terminates on March 31, 2021.

The Second Amendment also amended the financial covenants that are applicable after the Covenant Relief Period to permit the Company to (i) maintain a maximum consolidated total net leverage ratio of up to a ratio that varies by quarter, ranging between 5.50:1.00 and 4.50:1.00 in 2021 and 4.25:1.00 thereafter, tested quarterly on a pro forma trailing twelve month (“PF TTM”) basis; (ii) maintain a maximum senior secured net leverage ratio of up to a ratio that varies by quarter, ranging between 4.50:1.00 and 3.50:1.00 in 2021 and 3.00:1.00 thereafter, tested quarterly on a PF TTM basis; and (iii) maintain an interest coverage ratio of 2.50:1.00, tested quarterly on a PF TTM basis.

In addition, the Second Amendment (i) provides that, during the Covenant Relief Period, loans under the Revolving Credit Facility and the Term Loan A Facility shall bear interest at either a base rate or an adjusted LIBOR rate, in each case, plus an applicable margin, in the case of base rate loans, of 2.00%, and in the case of adjusted LIBOR rate loans, of 3.00%; (ii) provides that, during the Covenant Relief Period, the Company shall pay a commitment fee on the unused portion of the commitments under the Revolving Credit Facility at a rate of 0.50% per annum; (iii) provides for a 0.75% LIBOR floor applicable to all LIBOR loans under the Senior Secured Credit Facilities; (iv) carves out COVID-19 related effects from certain terms of the Senior Secured Credit Facilities during the Covenant Relief Period; and (v) makes certain other changes to the covenants and other provisions of the Credit Agreement.

As of December 31, 2020 and 2019, the Company had conditional obligations under letters of credit issued pursuant to the Senior Secured Credit Facilities with face amounts aggregating to $28.2 million and $30.0 million, respectively, resulting in $671.8 million and $530.0 million of available borrowing capacity under the Revolving Credit Facility, respectively.

During the fourth quarter of 2020, in connection with a prepayment of $115.0 million of outstanding borrowings on our Term Loan B-1 Facility, we recorded a $1.2 million loss on early extinguishment of debt, related to the write-off of debt issuance costs and debt discounts.

For the year ended December 31, 2018, in connection with the debt financing transactions relating to the Pinnacle Acquisition and principal repayments on the Term Loan B Facility, the Company recorded $5.5 million in refinancing costs and a $21.0 million loss on early extinguishment of debt, related to refinancing costs on the extinguishment of the Term Loan B Facility and the write-off of debt issuance costs and the discount on the Term Loan B Facility. The refinancing costs are included in “Other,” as reported in “Other income (expenses)” within our Consolidated Statements of Operations and Comprehensive Income (Loss).

The payment and performance of obligations under the Senior Secured Credit Facilities are guaranteed by a lien on and security interest in substantially all of the assets (other than excluded property, such as gaming licenses) of the Company.

5.625% Senior Unsecured Notes

On January 19, 2017, the Company completed an offering of $400.0 million aggregate principal amount of 5.625% senior unsecured notes that mature on January 15, 2027 (the “5.625% Notes”) at a price of par. Interest on the 5.625% Notes is payable on January 15th and July 15th of each year. The 5.625% Notes are not guaranteed by any of the Company’s subsidiaries except in the event that the Company in the future issues certain subsidiary-guaranteed debt securities. The Company may redeem the 5.625% Notes at any time on or after January 15, 2022, at the declining redemption premiums set forth in the indenture governing the 5.625% Notes, and, prior to January 15, 2022, at a “make-whole” redemption premium set forth in the indenture governing the 5.625% Notes.

2.75% Unsecured Convertible Notes

In May 2020, the Company completed a public offering of $330.5 million aggregate principal amount of 2.75% unsecured convertible notes that mature, unless earlier converted, redeemed or repurchased, on May 15, 2026 (the “Convertible Notes”) at a price of par. After lender fees and discounts, net proceeds received by the Company were $322.2 million. Interest on the Convertible Notes is payable on May 15th and November 15th of each year, beginning on November 15, 2020.

The Convertible Notes are convertible into shares of the Company’s common stock at an initial conversion price of $23.40 per share, or 42.7350 shares, per $1,000 principal amount of notes, subject to adjustment if certain corporate events occur. However, in no event will the conversion exceed 55.5555 shares of common stock per $1,000 principal amount of notes. As of December 31, 2020, the maximum number of shares that could be issued to satisfy the conversion feature of the Convertible Notes is 18,360,815 and the amount by which the Convertible Notes if-converted value exceeded its principal amount was $1,255.3 million.

Prior to February 15, 2026, at their election, holders of the Convertible Notes may convert outstanding notes starting in the fourth quarter of 2020 if the trading price of the Company’s common stock exceeds 130% of the conversion price or, starting shortly after the issuance of the Convertible Notes, if the trading price per $1,000 principal amount of notes is less than 98% of the product of the trading price of the Company’s common stock and the conversion rate then in effect. The Convertible Notes may, at the Company’s election, be settled in cash, shares of common stock of the Company, or a combination thereof. The Company has the option to redeem the Convertible Notes, in whole or in part, beginning November 20, 2023.

In addition, the Convertible Notes convert into shares of the Company’s common stock upon the occurrence of certain corporate events that constitute a fundamental change under the indenture governing the Convertible Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of repurchase. In connection with certain corporate events or if the Company issues a notice of redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their Convertible Notes in connection with such corporate events or during the relevant redemption period for such Convertible Notes.

The Convertible Notes contain a cash conversion feature, and as a result, the Company has separated it into liability and equity components. The Company valued the liability component based on its borrowing rate for a similar debt instrument that does not contain a conversion feature. The equity component, which is recognized as debt discount, was valued as the difference between the face value of the Convertible Notes and the fair value of the liability component. The equity component was valued at $91.8 million upon issuance of the Convertible Notes.

In connection with the Convertible Notes issuance, the Company incurred debt issuance costs of $10.2 million, which were allocated on a pro rata basis to the liability component and the equity component in the amounts of $6.6 million and $3.6 million, respectively.

The Convertible Notes consisted of the following components:

December 31,
(in millions)	2020
Liability component:
Principal	$330.5
Unamortized debt discount	(84.4)
Unamortized debt issuance costs	(6.2)
Net carrying amount	$239.9

Carrying amount of equity component	$88.2

Interest expense, net

Interest expense, net, was as follows:

	For the year ended December 31,
(in millions)	2020	2019	2018
Interest expense	$(546.3)	$(535.9)	$(539.4)
Interest income	0.9	1.4	1.0
Capitalized interest	2.2	0.3	—
Interest expense, net	$(543.2)	$(534.2)	$(538.4)

Interest expense related to the Convertible Notes was as follows:

(in millions)	For the year ended December 31, 2020
Coupon interest	$5.7
Amortization of debt discount	7.3
Amortization of debt issuance costs	0.5
Convertible Notes interest expense	$13.5

The debt discount and the debt issuance costs attributable to the liability component are being amortized to interest expense over the term of the Convertible Notes at an effective interest rate of 9.23%. The remaining term of the Convertible Notes was 5.4 years as of December 31, 2020.

Covenants

Our Senior Secured Credit Facilities and 5.625% Notes require us, among other obligations, to maintain specified financial ratios and to satisfy certain financial tests. In addition, our Senior Secured Credit Facilities and 5.625% Notes restrict, among other things, our ability to incur additional indebtedness, incur guarantee obligations, amend debt instruments, pay dividends, create liens on assets, make investments, engage in mergers or consolidations, and otherwise restrict corporate activities. Our debt agreements also contain customary events of default, including cross-default provisions that require us to meet certain requirements under the Penn Master Lease and the Pinnacle Master Lease, each with GLPI. If we are unable to meet our financial covenants or in the event of a cross-default, it could trigger an acceleration of payment terms. As of December 31, 2020, the Company was in compliance with all required financial covenants. When our covenant relief period ends, the Company is subject to and expects to be in compliance with all required financial covenants including (i) Maximum Consolidated Total Net Leverage Ratio; (ii) Maximum Consolidated Senior Secured Net Leverage Ratio; and (iii) Minimum Interest Coverage Ratio (as discussed above) with the Company’s submission of its compliance certificate for the quarter ending March 31, 2021.

 Other Long-Term Obligations

Ohio Relocation Fees

As of December 31, 2020 and 2019, other long-term obligations included $60.9 million and $76.4 million, respectively, related to the relocation fees for Dayton and Mahoning Valley, which opened in August 2014 and September 2014, respectively. In June 2013, we finalized the terms of our memorandum of understanding with the State of Ohio, which included an agreement for us to pay a relocation fee in return for being able to relocate our existing racetracks in Toledo and Grove City to Dayton and Mahoning Valley, respectively. Upon opening Dayton and Mahoning Valley, each relocation fee was recorded at the present value of the contractual obligation, which was calculated as $75.0 million based on the 5.0% discount rate included in the agreement. Each relocation fee is payable as follows: $7.5 million upon opening and eighteen semi-annual payments of $4.8 million beginning one year after opening. This obligation is accreted to interest expense at an effective yield of 5.0%. The amount included in interest expense related to this obligation was $3.4 million, $4.1 million and $4.8 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Event Center

As of December 31, 2020 and 2019, other long-term obligations included $12.0 million and $12.6 million, respectively, related to the repayment obligation of a hotel and event center located less than a mile away from Hollywood Casino Lawrenceburg, which was constructed by the City of Lawrenceburg Department of Redevelopment. Effective in January 2015, by contractual agreement, we assumed a repayment obligation for the hotel and event center in the amount of $15.3 million, which was financed through a loan with the City of Lawrenceburg Department of Redevelopment, in exchange for conveyance of the property. Beginning in January 2016, the Company was obligated to make annual payments on the loan of $1.0 million for 20 years. This obligation is accreted to interest expense at its effective yield of 3.0%. The amount included in interest expense related to this obligation was $0.4 million for each of the years ended December 31, 2020, 2019 and 2018.

Note 12—Leases

Lessee

Master Leases

The components contained within the Master Leases are accounted for as either (i) operating leases, (ii) finance leases, or (iii) financing obligations. Changes to future lease payments under the Master Leases (i.e., when future escalators become known or future variable rent resets occur), which are discussed below, require the Company to either (i) increase both the ROU assets and corresponding lease liabilities with respect to operating and finance leases or (ii)  record the incremental variable payment associated with the financing obligation to interest expense. In addition, monthly rent associated with Hollywood Casino Columbus (“Columbus”) and monthly rent in excess of the Hollywood Casino Toledo (“Toledo”) rent floor, which are discussed below, are considered contingent rent.

Penn Master Lease

The payment structure under the Penn Master Lease includes a fixed component, a portion of which is subject to an annual escalator of up to 2%, depending on the Adjusted Revenue to Rent Ratio (as defined in the Penn Master Lease) of 1.8:1, and a component that is based on the performance, which is prospectively adjusted (i) every five years by an amount equal to 4% of the average change in net revenues of all properties under the Penn Master Lease (other than Columbus and Toledo) compared to a contractual baseline during the preceding five years (“Penn Percentage Rent”) and (ii) monthly by an amount equal to 20% of the net revenues of Columbus and Toledo in excess of a contractual baseline and subject to a rent floor specific to Toledo (see below).

We did not incur an annual escalator on November 1, 2020 for the lease year ended October 31, 2020. The next annual escalator test date is scheduled to occur effective November 1, 2021. As a result of the annual escalator, effective as of November 1, 2019 and 2018, the fixed component of rent increased by $5.5 million and $5.4 million, for each respective year. As a result of the annual escalator effective November 1, 2019, an additional ROU asset and corresponding lease liability of $34.4 million were recognized associated with operating lease components and an additional ROU asset and corresponding lease liability of $3.1 million were recognized associated with finance lease components. Additionally, effective November 1, 2018, the Penn Percentage Rent reset resulted in an annual rent reduction of $11.3 million, which will be in effect until the next Penn Percentage Rent reset, occurring on November 1, 2023.

The acquisition of Greektown on May 23, 2019 activated a competition clause within the Penn Master Lease, which introduced a rent floor specific to Toledo. As a result, an additional ROU asset and corresponding lease liability of $151.2 million were recognized associated with operating lease components. Lease payments resulting from the rent floor associated with components determined to continue to be financing obligations are included in “Interest expense, net” within our Consolidated Statements of Operations and Comprehensive Income (Loss).

Monthly rent associated with Columbus and monthly rent in excess of the Toledo rent floor are variable and considered contingent rent. Expense related to operating lease components associated with Columbus and Toledo are included in “General and administrative” within our Consolidated Statements of Operations and Comprehensive Income (Loss) and the variable expense related to the financing obligation component is included in “Interest expense, net” within our Consolidated Statements of Operations and Comprehensive Income (Loss). The entire variable expense related to the year ended December 31, 2018 was included in “Interest expense, net” pursuant to the failed sale-leaseback accounting treatment under ASC 840. Total monthly variable expenses were as follows:

	For the year ended December 31,
(in millions)	2020	2019	2018
Variable expenses included in “General and administrative”	$12.9	$16.4	$—
Variable expenses included in “Interest expense, net”	11.8	16.1	48.9
Total variable expenses	$24.7	$32.5	$48.9

Pinnacle Master Lease

In connection with the Pinnacle Acquisition, we assumed a triple net master lease with GLPI (the “Pinnacle Master Lease”), originally effective April 28, 2016, pursuant to which the Company leases real estate assets associated with 12 of the gaming facilities used in its operations. Upon assumption of the Pinnacle Master Lease, as amended, there were 7.5 years remaining of the initial ten-year term, with five subsequent, five-year renewal periods, on the same terms and conditions, exercisable at the Company’s option. The Company has determined that the lease term is 32.5 years.

The payment structure under the Pinnacle Master Lease includes a fixed component, a portion of which is subject to an annual escalator of up to 2%, depending on the Adjusted Revenue to Rent Ratio (as defined in the Pinnacle Master Lease) of 1.8:1, and a component that is based on the performance of the properties, which is prospectively adjusted every two years by an amount equal to 4% of the average change in net revenues compared to a contractual baseline during the preceding two years (“Pinnacle Percentage Rent”).

We did not incur an annual escalator on May 1, 2020 for the lease year ended April 30, 2020. As a result of the annual escalator, effective as of May 1, 2019 for the lease year ended April 30, 2019, the fixed component of rent increased by $1.0 million and an additional ROU asset and corresponding lease liability of $3.8 million were recognized associated with operating lease components of the Pinnacle Master Lease. The next annual escalator test date is scheduled to occur on May 1, 2021.

Effective May 1, 2020, the Pinnacle Percentage Rent resulted in an annual rent reduction of $5.0 million, which will be in effect until the next Pinnacle Percentage Rent reset, scheduled to occur on May 1, 2022. Upon reset of the Pinnacle Percentage Rent, effective May 1, 2020, we recognized an additional operating lease ROU asset and corresponding lease liability of $14.9 million.

Morgantown Lease

On October 1, 2020, the Company entered into a triple net lease with a subsidiary of GLPI for the land underlying our development project in Morgantown, Pennsylvania (“Morgantown Lease”) in exchange for $30.0 million in rent credits to be utilized to pay rent under the Master Leases, Meadows Lease, and the Morgantown Lease, as discussed in Note 6, “Acquisitions and Dispositions.”

The initial term of the Morgantown Lease is twenty years with six subsequent, five-year renewal periods, exercisable at the Company’s option. Annual rent under the Morgantown Lease will be $3.0 million and is subject to 1.50% fixed annual escalation in each of the first three years subsequent to the facility opening, and thereafter will be subject to an annual escalator consisting of either (i) 1.25% or (ii) zero depending upon the consumer price index being greater or less than 0.50%. All improvements made on the land, including the building currently being constructed, will be owned by the Company while the lease is in effect, however, on the expiration or termination of the Morgantown Lease, ownership of all tenant improvements on the land will transfer to GLPI. We determined the transaction to be a financing arrangement and upon execution of the Morgantown Lease, recorded a $30.0 million financing obligation which is included in “Long-term portion of financing obligations” within our Consolidated Balance Sheets. Lease payments are included in “Interest expense, net” within our Consolidated Statements of Operations and Comprehensive Income (Loss).

Operating Leases

In addition to the operating lease components contained within the Master Leases (primary land), the Company’s operating leases consist mainly of (i) individual triple net leases with GLPI for the real estate assets used in the operations of Tropicana Las Vegas (the “Tropicana Lease”) and Meadows Racetrack and Casino (the “Meadows Lease”), (ii) individual triple net leases with VICI for the real estate assets used in the operations of Margaritaville (the “Margaritaville Lease”) and Greektown (the “Greektown Lease” and collectively with the Master Leases operating lease components (primarily the land), the Meadows Lease, the Margaritaville Lease and the Tropicana Lease, the “Triple Net Operating Leases”), (iii) ground and levee leases to landlords which were not assumed by our REIT Landlords and remain an obligation of the Company, and (iv) building and equipment not subject to the Master Leases. Certain of our lease agreements include rental payments based on a percentage of sales over specified contractual amounts, rental payments adjusted periodically for inflation, and rental payments based on usage. The Company’s leases include options to extend the lease terms. The Company’s operating lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Tropicana Lease

On April 16, 2020, we entered into the Tropicana Lease with a subsidiary of GLPI for the real estate assets used in the operations of Tropicana for nominal cash rent and will continue to operate the Tropicana for two years (subject to three one-year extensions at GLPI’s option) or until the real estate assets and the operations of the Tropicana are earlier sold, as discussed in Note 6, “Acquisitions and Dispositions.” In the event that GLPI sells the real estate assets used in the operations of Tropicana, the Tropicana Lease will automatically terminate. Upon execution of the Tropicana Lease, we recorded an operating lease ROU asset of $61.6 million, which is included in “Lease right-of-use assets” within the Consolidated Balance Sheets.

Meadows Lease

In connection with the Pinnacle Acquisition, we assumed the Meadows Lease, originally effective September 9, 2016. Upon assumption of the Meadows Lease, there were eight years remaining of the initial ten-year term, with three subsequent, five-year renewal options followed by one four-year renewal option on the same terms and conditions, exercisable at the Company’s option. The payment structure under the Meadows Lease includes a fixed component (“Meadows Base Rent”), which is subject to an annual escalator of up to 5% for the initial term or until the lease year in which Meadows Base Rent plus Meadows Percentage Rent (as defined below) is a total of $31.0 million, subject to certain adjustments, and up to 2% thereafter, subject to an Adjusted Revenue to Rent Ratio (as defined in the Meadows Lease) of 2.0:1. The “Meadows Percentage Rent” is based on performance, which is prospectively adjusted for the next two-year period equal to 4.0% of the average annual net revenues of the property during the trailing two-year period.

We did not incur an annual escalator on October 1, 2020 for the lease year ended September 30, 2020. Effective October 1, 2019, as a result of the annual escalator for the lease year ended September 30, 2019, which was determined to be $0.8 million, an additional operating ROU asset and corresponding operating lease liability of $4.3 million were recognized.

Effective October 1, 2020, the Meadows Percentage Rent resulted in an annual rent reduction of $2.1 million, which will be in effect until the next Meadows Percentage Rent reset, scheduled to occur on October 1, 2022. Upon reset of the Meadows Percentage Rent, effective October 1, 2020, we recognized an additional operating lease ROU asset and corresponding lease liability of $17.1 million.

Margaritaville Lease

The Margaritaville Lease has an initial term of 15 years, with four subsequent five-year renewal options on the same terms and conditions, exercisable at the Company’s option. The payment structure under the Margaritaville Lease includes a fixed component, a portion which was originally subject to an annual escalator of up to 2% depending on an Adjusted Revenue to Rent Ratio (as defined in the Margaritaville Lease) of 1.9:1, and a component that is based on performance, which is prospectively adjusted every two years by an amount equal to 4% of the average change in net revenues of the property compared to a contractual baseline during the preceding two years (“Margaritaville Percentage Rent”). On February 1, 2020, the Margaritaville Lease was amended to provide for a change in the measurement of the annual escalator from an Adjusted Revenue to Rent Ratio of 1.9:1 to a minimum coverage floor ratio of Net Revenue to Rent of 6.1:1.

As a result of the annual escalator, which was determined to be $0.3 million, effective February 1, 2020 for the lease year ended January 31, 2020, an additional operating lease ROU asset and corresponding operating lease liability of  $3.1 million were recognized. The first percentage rent reset is scheduled to occur on February 1, 2021.

Greektown Lease

The Greektown Lease has an initial term of 15 years, with four subsequent five-year renewal options on the same terms and conditions, exercisable at the Company’s option. The payment structure under the Greektown Lease includes a fixed component, a portion subject to an annual escalator of up to 2% depending on an Adjusted Revenue to Rent Ratio (as defined in the Greektown Lease) of 1.85:1, and a component that is based on performance, which is prospectively adjusted every two years by an amount equal to 4% of the average change in net revenues of the property compared to a contractual baseline during the preceding two years (“Greektown Percentage Rent”).

We did not incur an annual escalator on June 1, 2020 for the lease year ended May 31, 2020. In May 2020, the lease was amended to remove the escalator for the lease years ending May 31, 2021 and 2022 and to provide for a Net Revenue to Rent coverage floor to be mutually agreed upon prior to the commencement of the fourth lease year (June 1, 2022). The first Greektown Percentage Rent reset is scheduled to occur on June 1, 2021.

Information related to lease term and discount rate was as follows:

December 31, 2020
Weighted-Average Remaining Lease Term
Operating leases	26.7 years
Finance leases	27.8 years
Financing obligations	29.5 years

Weighted-Average Discount Rate
Operating leases	6.7%
Finance leases	6.9%
Financing obligations	8.1%

The components of lease expense were as follows:

	Location on Consolidated Statements of Operations and	For the year ended December 31,
(in millions)	Comprehensive Income (Loss)	2020	2019
Operating Lease Costs
Rent expense associated with triple net operating leases (1)	General and administrative	$419.8	$366.4
Operating lease cost (2)	Primarily General and administrative	15.8	17.5
Short-term lease cost	Primarily Gaming expense	37.7	56.6
Variable lease cost (2)	Primarily Gaming expense	2.5	3.9
Total		$475.8	$444.4

Finance Lease Costs
Interest on lease liabilities (3)	Interest expense, net	$15.2	$15.4
Amortization of ROU assets (3)	Depreciation and amortization	8.0	7.9
Total		$23.2	$23.3

Financing Obligation Costs
Interest expense (4)	Interest expense, net	$403.1	$394.1

(1)	Pertains to the operating lease components contained within the Master Leases (primarily land), the Meadows Lease, the Margaritaville Lease, the Greektown Lease, and the Tropicana Lease, inclusive of the variable expense associated with Columbus and Toledo for the operating lease components (the land).

(2)	Excludes the operating lease costs and variable lease costs pertaining to our Triple Net Leases with our REIT landlords classified as operating leases, discussed in footnote (1) above.

(3)	Primarily pertains to the Dayton and Mahoning Valley finance leases.

(4)	Pertains to the components contained within the Master Leases (primarily buildings) and Morgantown Lease determined to be financing obligations, inclusive of the variable expense associated with Columbus and Toledo for the finance lease components (the buildings).

Total rent expense under all operating lease agreements pursuant to the accounting treatment under ASC 840 was $58.1 million for the year ended December 31, 2018.

Supplemental cash flow information related to leases was as follows:

	For the year ended December 31,
(in millions)	2020	2019
Cash paid for amounts included in the measurement of lease liabilities(1)
Operating cash flows from finance leases	$15.2	$15.4
Operating cash flows from operating leases	$426.7	$403.6
Financing cash flows from finance leases	$6.3	$6.2

(1) Amounts related to the year ended December 31, 2020 are inclusive of utilized rent credits.

Total payments made under the Triple Net Leases, inclusive of rent credits utilized, were as follows:

	For the year ended December 31,
(in millions)	2020	2019
Penn Master Lease (1)	$457.9	$457.9
Pinnacle Master Lease (1)	326.9	328.6
Meadows Lease (1)	26.4	26.4
Margaritaville Lease	23.5	23.1
Greektown Lease	55.6	33.8
Morgantown Lease (1)	0.8	—
Total (2)	$891.1	$869.8

(1)	During the twelve months ended December 31, 2020 we utilized rent credits to pay $190.7 million, $135.5 million, $11.0 million and $0.3 million of rent under the Penn Master Lease, Pinnacle Master Lease, Meadows Lease and Morgantown Lease, respectively.

(2)	Cash rent payable under the Tropicana Lease is nominal. Therefore, it has been excluded from the table above.

The following is a maturity analysis of our operating leases, finance leases and financing obligations as of December 31, 2020:

			Financing
(in millions)	Operating Leases	Finance Leases	Obligations
Years ending December 31:
2021	$422.6	$21.7	$370.3
2022	412.4	21.6	370.3
2023	399.9	20.8	370.4
2024	383.7	16.7	370.4
2025	380.7	16.7	370.5
Thereafter	7,779.9	376.7	9,095.3
Total lease payments	9,779.2	474.2	10,947.2
Less: Imputed interest	(5,286.1)	(254.8)	(6,814.8)
Present value of future lease payments	4,493.1	219.4	4,132.4
Less: Current portion of lease obligations	(127.4)	(6.9)	(36.0)
Long-term portion of lease obligations	$4,365.7	$212.5	$4,096.4

Lessor

The Company leases its hotel rooms to patrons and records the corresponding lessor revenue in “Food, beverage, hotel and other revenues” within our Consolidated Statements of Operations and Comprehensive Income (Loss). For the years ended December 31, 2020, 2019, and 2018, the Company recognized $146.8 million, $311.0 million, and $163.6 million, of lessor revenues related to the rental of hotel rooms, respectively. Hotel leasing arrangements vary in duration, but are short-term in nature. The cost and accumulated depreciation of property and equipment associated with hotel rooms is included in “Property and equipment, net” within our Consolidated Balance Sheets.

Note 13—Commitments and Contingencies

Litigation

The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions, development agreements and other matters arising in the ordinary course of business. Although the Company maintains what it believes is adequate insurance coverage to mitigate the risk of loss pertaining to covered matters, legal and administrative proceedings can be costly, time-consuming and unpredictable. The Company believes that it has meritorious defenses, claims and/or counter-claims with respect to these proceedings, and intends to vigorously defend itself or pursue its claims.

Although no assurance can be given, the Company does not believe that the final outcome of these matters, including costs to defend itself in such matters, will have a material adverse effect on the Company’s Consolidated Financial Statements. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.

Location Share Agreements

Prairie State Gaming (“PSG”) enters into location share agreements with bar and retail establishments in Illinois. These agreements are contracts which allow PSG to place VGTs in the bar or retail establishment in exchange for a percentage of the variable revenue generated by the VGTs. PSG holds the gaming license with the state of Illinois and the location share percentage is determined by the state of Illinois. For the years ended December 31, 2020, 2019 and 2018, the total location share payments made by PSG, which are recorded within our Consolidated Statements of Operations and Comprehensive Income (Loss) as gaming expenses, were $20.2 million, $33.1 million, and $34.7 million, respectively.

Purchase Obligations

The Company has obligations to purchase various goods and services totaling $149.1 million as of December 31, 2020, of which $59.7 million will be incurred in 2021.

Capital Expenditure Commitments

Pursuant to each of our Triple Net Leases with the exception of our Morgantown Lease (which is a land lease we entered into on October 1, 2020 with GLPI as discussed in Note 12 “Leases”), we are obligated to spend a minimum of 1% of annual net revenues, in the aggregate under each lease, on the maintenance of such facilities.

Employee Benefit Plans

The Company maintains a qualified retirement plan under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended, which covers all eligible employees (the “Penn 401(k) Plan”). The Penn 401(k) Plan enables participating employees to defer a portion of their salary in a retirement fund to be administered by the Company. The Company makes a discretionary match contribution, where applicable, of 50% of employees’ elective salary deferrals, up to a maximum of 6% of eligible employee compensation. The matching contributions to the Penn 401(k) Plan for the years ended December 31, 2020, 2019 and 2018 were $6.0 million, $11.7 million, and $6.5 million, respectively.

We maintain a non-qualified deferred compensation plan (the “EDC Plan”) that covers most management and other highly-compensated employees. The EDC Plan was effective beginning March 1, 2001. The EDC Plan allows the participants to defer, on a pre-tax basis, a portion of their base annual salary and/or their annual bonus and earn tax-deferred earnings on these deferrals. The EDC Plan also provides for matching Company contributions that vest over a five-year period. The Company has established a trust, and transfers to the trust, on a periodic basis, an amount necessary to provide for its respective future liabilities with respect to participant deferral and Company contribution amounts. The Company’s matching contributions for the EDC Plan for the years ended December 31, 2020, 2019 and 2018 were $2.6 million, $2.3 million, and $2.3 million, respectively. Our deferred compensation liability, which is included in “Accrued expenses and other current liabilities” within the Consolidated Balance Sheets, was $86.3 million and $80.1 million as of December 31, 2020 and 2019, respectively.

As part of our initiative to reduce our cost structure while our properties were temporarily closed due to the COVID-19 pandemic, we suspended our matching contributions to the Penn 401(k) Plan and the EDC Plan from April 1, 2020 to September 30, 2020.

Labor Agreements

We are required to have agreements with the horsemen at the majority of our racetracks to conduct our live racing and/or simulcasting activities. In addition, in order to operate gaming machines and table games in West Virginia, the Company must maintain agreements with each of the Charles Town horsemen, pari-mutuel clerks and breeders. As of December 31, 2020, we had 38 collective bargaining agreements covering approximately 2,779 active employees. Nine collective bargaining agreements are scheduled to expire in 2021, and we are currently renegotiating three collective bargaining agreements that expired in 2020.

Note 14—Income Taxes

The following table summarizes the tax effects of temporary differences between the Consolidated Financial Statements carrying amount of assets and liabilities and their respective tax basis, which are recorded at the prevailing enacted tax rate that will be in effect when these differences are settled or realized. These temporary differences result in taxable or deductible amounts in future years. The Company assessed all available positive and negative evidence to estimate whether sufficient future taxable income will be generated to realize our existing net deferred tax assets. For the year ended December 31, 2020, the Company made a reclassification within the below table to separate the right of use asset from the financing and operating lease obligations. This reclassification change was also made to 2019 for transparency, which has no impact to the net deferred tax amount.

The components of the Company’s deferred tax assets and liabilities were as follows:

	December 31,
(in millions)	2020	2019
Deferred tax assets:
Stock-based compensation expense	$18.2	$11.7
Accrued expenses	43.3	37.6
Financing and operating leasing obligations	2,336.9	2,178.0
Unrecognized tax benefits	7.9	7.7
Net operating losses, interest limitation and tax credit carryforwards	153.9	87.6
Gross deferred tax assets	2,560.2	2,322.6
Less: Valuation allowance	(101.0)	(54.2)
Net deferred tax assets	2,459.2	2,268.4
Deferred tax liabilities:
Property and equipment, not subject to the Master Leases	(51.1)	(53.1)
Property and equipment, subject to the Master Leases	(1,051.2)	(1,088.9)
Investments in and advances to unconsolidated affiliates	(27.9)	(2.9)
Discount on convertible notes	(20.9)	—
Undistributed foreign earnings	(0.4)	(0.4)
Intangible assets	(183.4)	(287.3)
Lease right of use assets	(1,250.6)	(1,080.4)
Net deferred tax liabilities	(2,585.5)	(2,513.0)
Long-term deferred tax assets (liabilities), net	$(126.3)	$(244.6)

The realizability of the net deferred tax assets is evaluated quarterly by assessing the need for a valuation allowance and by adjusting the amount of the allowance, if necessary. The Company gives appropriate consideration to all available positive and negative evidence including statutory carryback periods, projected future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. The evaluation of both positive and negative evidence is a requirement pursuant to ASC 740 in determining if the net deferred tax assets will be realized. ASC 740 suggests that additional scrutiny should be given to deferred taxes of an entity with cumulative pre-tax book losses during the three most recent years and is widely considered significant negative evidence that is objective and verifiable and therefore, difficult to overcome. Due to the financial results during the year ended December 31, 2020, the Company has a cumulative pre-tax book loss of $658.2 million, which is significant negative evidence used in our assessment.

Additionally, the Company expects to remain in a three year cumulative loss position in the near future. As a result of these facts, the Company has recorded a valuation allowance against its net deferred tax assets, excluding net operating losses (“NOLs”) that can be realized based on statutory carryback periods and the reversal of net deferred taxes related to indefinite-lived intangibles. The Company intends to continue to maintain a valuation allowance on its net deferred tax assets until there is sufficient objectively verifiable positive evidence to support the realization of all or some portion of these deferred tax assets. In the event the Company determines that the deferred income tax assets would be realized in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be recorded, which would reduce the provision for income taxes.

During the year ended December 31, 2020, the Company increased the valuation allowance by $46.8 million, primarily related to federal and state NOL carryforwards, which substantially increased in the current year as a result of the global pandemic.

Following the ownership changes of the Tropicana, the Company has $120.3 million of total gross federal NOL carryforwards that will expire on various dates through 2035. All acquired tax attributes are subject to limitations under the Internal Revenue Code and underlying Treasury Regulations. During the year ended December 31, 2020, the Company increased its federal NOL carryforward by $148.1 million due to the current year loss, which resulted in an indefinite federal NOL carryforward. The utilization of the indefinite federal NOL carryforward is limited to 80% of taxable income in any given year.

For state income tax reporting, as of December 31, 2020, the Company had gross state NOL carryforwards aggregating $1,332.0 million available to reduce future state income taxes, primarily for the Commonwealth of Pennsylvania and the States of Colorado, Iowa, Louisiana, Missouri, New Mexico and Ohio localities. The tax benefit associated with these NOL carryforwards was $78.3 million. Due to statutorily limited NOL carryforwards and income and loss projections in the applicable jurisdictions, a valuation allowance has been recorded to reflect the NOLs which are not presently expected to be realized in the amount of $60.2 million. If not used, the majority of the carryforwards will expire at various dates from December 31, 2021 through December 31, 2040.

The domestic and foreign components of income (loss) before income taxes for the years ended December 31, 2020, 2019 and 2018 were as follows:

	For the year ended December 31,
(in millions)	2020	2019	2018
Domestic	$(834.0)	$85.5	$89.6
Foreign	(0.2)	0.6	0.3
Total	$(834.2)	$86.1	$89.9

The components of income tax benefit (expense) for the years ended December 31, 2020, 2019 and 2018 were as follows:

	For the year ended December 31,
(in millions)	2020	2019	2018
Current tax benefit (expense)
Federal	$47.0	$(12.5)	$(15.3)
State	0.2	(9.2)	(6.4)
Foreign	(0.4)	(0.2)	(1.4)
Total current	46.8	(21.9)	(23.1)
Deferred tax benefit (expense)
Federal	103.6	(16.7)	14.6
State	14.7	(4.4)	10.9
Foreign	—	—	1.2
Total deferred	118.3	(21.1)	26.7
Total income tax benefit (expense)	$165.1	$(43.0)	$3.6

The following table reconciles the statutory federal income tax rate to the actual effective income tax rate, and related amounts of income tax benefit (expense), for the years ended December 31, 2020, 2019 and 2018:

	For the year ended December 31,
	2020		2019		2018
(in millions, except tax rates)	Percent	Amount	Percent	Amount	Percent	Amount
Percent and amount of pretax income
Federal statutory rate	21.0%	$175.2	21.0%	$(18.1)	21.0%	$(18.9)
State and local income taxes, net of federal benefits	1.4	12.1	9.9	(8.5)	(6.2)	5.6
Nondeductible expenses	(0.3)	(2.6)	4.0	(3.5)	6.9	(6.2)
Goodwill impairment losses	(2.3)	(19.0)	14.4	(12.4)	—	—
Compensation	2.5	20.5	0.3	(0.3)	(3.8)	3.4
Foreign	—	(0.4)	0.1	(0.1)	(0.1)	0.1
Federal valuation allowance	(3.9)	(32.7)	—	—	(20.3)	18.3
Tax credits	1.2	10.0	—	—	—	—
Other	0.2	2.0	0.2	(0.1)	(1.5)	1.3
Total effective tax rate and income tax benefit (expense)	19.8%	$165.1	49.9%	$(43.0)	(4.0)%	$3.6

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(in millions)	Unrecognized tax benefits
Unrecognized tax benefits as of January 1, 2018	$30.9
Additions based on prior year positions	0.8
Decreases due to settlements and/or reduction in reserves	(2.0)
Unrecognized tax benefits as of December 31, 2018	29.7
Additions based on prior year positions	6.5
Decreases due to settlements and/or reduction in reserves	(0.2)
Unrecognized tax benefits as of December 31, 2019	36.0
Additions based on prior year positions	1.2
Decreases due to settlements and/or reduction in reserves	(0.9)
Unrecognized tax benefits as of December 31, 2020	$36.3

During the year ended December 31, 2020, we did not record any new tax reserves, and accrued interest or penalties related to current year uncertain tax positions. Regarding prior year tax positions, we recorded $1.9 million of tax reserves and accrued interest and reversed $1.0 million of previously recorded tax reserves and accrued interest for uncertain tax positions. As of December 31, 2020 and 2019, unrecognized tax benefits, inclusive of accruals for income tax related penalties and interest, of $38.2 million and $37.2 million, respectively, were included in “Other long-term liabilities” within the Company’s Consolidated Balance Sheets. Overall, the Company recorded a net tax expense of $0.9 million in connection with its uncertain tax positions for the year ended December 31, 2020.

The liability for unrecognized tax benefits as of December 31, 2020 and 2019 included $30.2 million and $29.4 million, respectively, of tax positions that, if reversed, would affect the effective tax rate. During the years ended December 31, 2020, 2019 and 2018, we recognized $0.5 million, $0.1 million and $0.5 million, respectively, of interest and penalties, net of deferred taxes. In addition, due to settlements and/or reductions in previously recorded liabilities, the Company had reductions in previously accrued interest and penalties of $0.1 million, net of deferred taxes. The Company had no reductions in previously accrued interest and penalties for the year ended December 31, 2019. We classify any income tax related penalties and interest accrued related to unrecognized tax benefits in “Income tax benefit (expense)” within the Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company is currently in various stages of the examination process in connection with its open audits. Generally, it is difficult to determine when these examinations will be closed, but the Company reasonably expects that its ASC 740 liabilities will not significantly change over the next twelve months. As of December 31, 2020, the Company has open tax years 2017 through 2019 that could be subject to examination for U.S. federal income taxes. In addition, we are subject to state and local income tax examinations for various tax years in the taxing jurisdictions in which we operate. Such audits could result in increased tax liabilities, interest and penalties. While the Company believes its tax positions are appropriate, we cannot assure the outcome will remain consistent with our expectation. The Company believes we have adequately reserved for potential audit exposures of uncertain tax positions. In the event the final outcome of these matters is different than the amounts recorded, such differences will impact our income tax provision in the period in which the determination is made. As of December 31, 2020 and 2019, prepaid income taxes of $52.7 million and $22.2 million, respectively, were included in “Prepaid expenses” within the Company’s Consolidated Balance Sheets.

Note 15—Stockholders’ Equity

Common Stock Offerings

On May 14, 2020, the Company completed a public offering of 16,666,667 shares of Penn Common Stock and on May 19, 2020, the underwriters exercised their right to purchase an additional 2,500,000 shares of Penn Common Stock, resulting in an aggregate public offering of 19,166,667 shares of Penn Common Stock. All of the shares were issued at a public offering price of $18.00 per share, resulting in gross proceeds of $345.0 million, and net proceeds of $331.2 million after underwriter fees and discounts of $13.8 million.

On September 24, 2020, the Company completed a public offering of 14,000,000 shares of Penn Common Stock and on September 25, 2020, the underwriters exercised their right to purchase an additional 2,100,000 shares of Penn Common Stock, resulting in an aggregate public offering of 16,100,000 shares of Penn Common Stock. All of the shares were issued at a public offering price of $61.00 per share, resulting in gross proceeds of $982.1 million, and net proceeds of $957.6 million after underwriter fees and discounts of $24.5 million.

Share Repurchase Program

In January 2019, the Company announced a share repurchase program pursuant to which the Board of Directors authorized the repurchase of up to $200.0 million of the Company’s common stock, which expired on December 31, 2020. During the year ended December 31, 2019, the Company repurchased 1,271,823 shares of its common stock in open market transactions for $24.9 million at an average price of $19.55 per share. All of the repurchased shares were retired. There were no repurchases of the Company’s common stock for the year ended December 31, 2020.

Preferred Stock

On February 20, 2020, the Company issued 883 shares of Series D Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”), to certain individual stockholders affiliated with Barstool Sports as discussed in “Note 7— Investments in and Advances to Unconsolidated Affiliates.” There were 5,000 shares authorized of Series D Preferred Stock and 883 shares outstanding as of December 31, 2020.

The Company previously issued two series of preferred stock, Series B and Series C, each with a par value of $0.01 per share. As of December 31, 2020 and 2019, there were 1,000,000 and 18,500 shares authorized of our Series B and Series C preferred stock, respectively. There were no shares outstanding of either Series B or Series C preferred stock as of December 31, 2020 and 2019.

Note 16—Stock-Based Compensation

2018 Long Term Incentive Compensation Plan

The Company’s 2018 Long Term Incentive Compensation Plan, as amended (the “2018 Plan”) permits it to issue stock options (incentive and/or non-qualified), stock appreciation rights (“SARs”), restricted stock awards (“RSAs”), phantom stock units (“PSUs”) and other equity and cash awards to employees. Non-employee directors and the chairman emeritus are eligible to receive all such awards, other than incentive stock options. Pursuant to the 2018 Plan, 12,700,000 shares of the Company’s common stock are reserved for issuance. For purposes of determining the number of shares available for issuance under the 2018 Plan, stock options and SARs count against the 12,700,000 limit as one share of common stock for each share granted and restricted stock or any other full value stock award count as issuing 2.30 shares of common stock for each share granted. Any awards that are not settled in shares of common stock are not counted against the limit. As of December 31, 2020, there were 7,612,054 shares available for future grants under the 2018 Plan.

2008 Long Term Incentive Compensation Plan

In November 2008, the Company’s shareholders approved the 2008 Long Term Incentive Compensation Plan (the “2008 Plan”), which permitted the Company to issue stock options (incentive and/or non-qualified), SARs, RSAs, PSUs and other equity and cash awards to employees. Non-employee directors were eligible to receive all such awards, other than incentive stock options. Upon approval of the 2018 Plan, awards were no longer available to be granted under the 2008 Plan. However, the 2008 Plan remains in place until all of the awards previously granted thereunder have been paid, forfeited or expired.

Stock-based Compensation Expense

Stock-based compensation expense, which pertains principally to our stock options and RSAs, for the years ended December 31, 2020, 2019 and 2018 totaled $14.5 million, $14.9 million and $12.0 million, respectively, and is included within the Consolidated Statements of Operations and Comprehensive Income (Loss) under “General and administrative.”

Stock Options

Stock options that expire between February 21, 2021 and October 31, 2030 have been granted to officers, directors, employees, and predecessor employees to purchase common stock at prices ranging from $12.65 to $55.74 per share. All options were granted at the fair market value of the common stock on the grant date (as defined in the respective plan document) and have contractual lives ranging from four to ten years. The Company issues new authorized common shares to satisfy stock option exercises.

The following table contains information about our stock options:

			Weighted-Average
			Remaining
			Contractual	Aggregate
	Number of Option	Weighted-Average	Term	Intrinsic Value
	Shares	Exercise Price	(in years)	(in millions)
Outstanding as of January 1, 2020	7,817,436	$16.30
Granted	652,733	$26.79
Exercised	(4,362,654)	$14.37
Forfeited	(508,326)	$21.69
Outstanding as of December 31, 2020	3,599,189	$19.79	6.46	$242.2
Exercisable as of December 31, 2020	1,343,421	$16.71	3.94	$94.6

The weighted-average grant-date fair value of options granted during the years ended December 31, 2020, 2019 and 2018 were $8.62, $6.39 and $9.88, respectively. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2020, 2019 and 2018 was $128.9 million, $2.0 million and $28.7 million, respectively. The total fair value of stock options that vested during the years ended December 31, 2020, 2019 and 2018 was $9.6 million, $6.2 million and $5.9 million, respectively.

The following table summarizes information about our outstanding stock options as of December 31, 2020:

	Exercise Price Range				Total
	$12.65 to	$18.81 to	$30.74 to	$55.74 to	$12.65 to
	$18.63	$26.14	$36.31	$55.74	$55.74
Outstanding options
Number outstanding	1,045,257	2,245,484	303,974	4,474	3,599,189
Weighted-average remaining contractual term (in years)	2.77	8.44	4.46	9.84	6.46
Weighted-average exercise price	$13.86	$20.88	$31.57	$55.74	$19.79
Exercisable options
Number outstanding	830,121	389,945	123,355	—	1,343,421
Weighted-average exercise price	$13.48	$19.14	$30.74	$—	$16.71

As of December 31, 2020, the unamortized compensation costs not yet recognized related to stock options granted totaled $11.5 million and the weighted-average period over which the costs are expected to be recognized was 2.5 years.

The following are the weighted-average assumptions used in the Black-Scholes option-pricing model for the years ended December 31, 2020, 2019 and 2018:

	For the year ended December 31,
	2020	2019	2018
Risk-free interest rate	1.55%	2.00%	2.26%
Expected volatility	33.78%	32.90%	30.80%
Dividend yield	—	—	—
Weighted-average expected life (in years)	5.00	5.30	5.30

Restricted Stock Awards

As noted above, the Company grants RSAs to our employees and certain non-employee directors. In addition, the Company issues its named executive officers (“NEOs”) and other key executives RSAs with performance conditions (we refer to our RSAs with performance conditions as “PSAs”), which are discussed in further detail below.

Performance Share Programs

The Company’s Performance Share Programs (as defined below) were adopted in order to provide our NEOs and certain other key executives with stock-based compensation tied directly to the Company’s performance, which further aligns their interests with those of shareholders and provides compensation only if the designated performance goals are met for the applicable performance periods.

On February 6, 2018, our Compensation Committee adopted a performance share program (the “2018 Performance Share Program”) pursuant to the 2018 Plan, which provided for the issuance of 197,727 PSAs, at target, to be granted in one-third increments.

In February 2019, the Company’s Compensation Committee of the Board of Directors adopted a performance share program (the “Performance Share Program II”) pursuant to the 2018 Plan.

On February 14, 2019, an aggregate of 278,780 PSAs with performance-based vesting conditions, at target, was granted under the Performance Share Program II, to be granted in one-third increments.

On February 25, 2020, an aggregate of 107,297 PSAs with performance-based vesting conditions, at target, was granted under the Performance Share Program II, to be granted in one-third increments.

PSAs issued pursuant to the Performance Share Programs consist of three one-year performance periods over a three-year service period. The awards have the potential to be earned at between 0% and 150% of the number of shares granted depending on achievement of the annual performance goals, but remain subject to vesting for the full three-year service period.

The grant date fair value of our RSAs is based on the most recent closing stock price of the Company’s shares of common stock. The stock-based compensation expense is recognized over the remaining service period at the time of grant, adjusted for the Company’s expectation of the achievement of the performance conditions.

The following table contains information on our RSAs:

	With Performance Conditions		Without Performance Conditions
		Weighted-Average		Weighted-Average
	Number of	Grant Date Fair	Number of	Grant Date Fair
	Shares	Value	Shares	Value
Nonvested as of January 1, 2020	395,362	$24.35	298,479	$23.15
Granted	179,045	$28.68	131,313	$26.18
Vested	(352,371)	$23.63	(106,666)	$22.53
Forfeited	—	$—	(39,180)	$25.18
Nonvested as of December 31, 2020	222,036	$28.73	283,946	$24.50

As of December 31, 2020, the unamortized compensation costs not yet recognized related to RSAs totaled $6.4 million and the weighted-average period over which the costs are expected to be recognized is 1.7 years. The total fair value of RSAs that vested during the years ended December 31, 2020, 2019 and 2018 was $16.7 million, $5.5 million and $0.9 million, respectively.

Phantom Stock Units

Our outstanding PSUs entitle employees, non-employee directors, and the chairman emeritus to receive cash based on the fair value of the Company’s common stock on the vesting date. Our PSUs vest over a period of three or four years. The cash-settled PSUs are accounted for as liability awards and are re-measured at fair value each reporting period until they become vested with compensation expense being recognized over the requisite service period. The Company has a liability, which is included in “Accrued expenses and other current liabilities” within the Consolidated Balance Sheets, associated with its cash-settled PSUs of $10.1 million and $3.3 million as of December 31, 2020 and 2019, respectively.

For PSUs held by employees, non-employee directors, and the chairman emeritus of the Company, there was $16.0 million of total unrecognized compensation cost as of December 31, 2020 that will be recognized over the awards remaining weighted-average vesting period of 2.3 years. For the years ended December 31, 2020, 2019 and 2018, the Company recognized $11.5 million, $4.1 million, and $1.1 million of compensation expense associated with these awards, respectively. Compensation expense associated with our PSUs is recorded in “General and administrative” within the Consolidated Statements of Operations and Comprehensive Income (Loss). We paid $4.7 million, $2.5 million, and $4.2 million during the years ended December 31, 2020, 2019 and 2018, respectively, pertaining to cash-settled PSUs.

Stock Appreciation Rights

Our outstanding cash-settled SARs are accounted for as liability awards since they will be settled in cash and vest over a period of four years. The fair value of cash-settled SARs is calculated each reporting period and estimated using the Black-Scholes option pricing model. The Company has a liability, which is included in “Accrued expenses and other current liabilities” within the Consolidated Balance Sheets, associated with its cash-settled SARs of $54.6 million and $14.4 million as of December 31, 2020 and 2019, respectively.

For SARs held by employees of the Company, there was $71.2 million of total unrecognized compensation cost as of December 31, 2020 that will be recognized over the awards remaining weighted-average vesting period of 2.7 years. For the years ended December 31, 2020 and 2019, the Company recognized a charge to compensation expense of $69.7 million and $10.7 million, respectively, associated with these awards, as compared to a reduction to compensation expense of $6.7 million for the year ended December 31, 2018. Compensation expense associated with the SARs is recorded in “General and administrative” within the Consolidated Statements of Operations and Comprehensive Income (Loss). We paid $32.6 million, $3.5 million and $10.5 million during the years ended December 31, 2020, 2019 and 2018, respectively, related to cash-settled SARs.

Note 17—Earnings (Loss) per Share

For the year ended December 31, 2020, we recorded a net loss attributable to Penn Common Stock. As such, because the dilution from potential common shares was antidilutive, we used basic weighted-average common shares outstanding, rather than diluted weighted-average common shares outstanding when calculating diluted loss per share for the year ended December 31, 2020.

On February 20, 2020, the Company issued 883 shares of Series D Preferred Stock to certain individual stockholders affiliated with Barstool Sports which can be converted into 883,000 shares of Penn Common Stock. The Series D Preferred Stock will be entitled to participate equally and ratably in all dividends and distributions paid to holders of Penn Common Stock. Holders of the Company’s Series D Preferred Stock are not obligated to absorb losses therefore the two-class method was not applied for the year ended December 31, 2020. (See Note 7 - Investments in and Advances to Unconsolidated Affiliates).

The stock options, RSAs, convertible preferred shares and convertible debt that could potentially dilute basic EPS in the future that were not included in the computation of diluted loss per share were as follows:

For the year ended
(in millions)	December 31, 2020
Assumed conversion of dilutive stock options	3.0
Assumed conversion of dilutive RSAs	0.5
Assumed conversion of convertible preferred shares	0.7
Assumed conversion of convertible debt	9.1

The following table reconciles the weighted-average common shares outstanding used in the calculation of basic EPS to the weighted-average common shares outstanding used in the calculation of diluted EPS for the years ended December 31, 2019 and 2018:

	For the year ended December 31,
(in millions)	2019	2018
Weighted-average common shares outstanding—Basic	115.7	97.1
Assumed conversion of:
Dilutive stock options	1.8	3.0
Dilutive RSAs	0.3	0.2
Weighted-average common shares outstanding—Diluted	117.8	100.3

Options to purchase zero, 2.4 million, and 0.7 million shares were outstanding during the years ended December 31, 2020, 2019 and 2018, respectively, but were not included in the computation of diluted EPS because they were antidilutive.

The following table presents the calculation of basic and diluted earnings (loss) for the Company’s common stock for the years ended December 31, 2020, 2019 and 2018:

(in millions, except per share data)	2020	2019	2018
Calculation of basic earnings (loss) per share:
Net income (loss) applicable to common stock	$(669.5)	$43.9	$93.5
Weighted-average common shares outstanding - basic	134.0	115.7	97.1
Basic earnings (loss) per share	$(5.00)	$0.38	$0.96
Calculation of diluted earnings (loss) per share:
Net income (loss) applicable to common stock	(669.5)	$43.9	$93.5
Weighted-average common shares outstanding - diluted	134.0	117.8	100.3
Diluted earnings (loss) per share	$(5.00)	$0.37	$0.93

Note 18—Segment Information

We have aggregated our operating segments into four reportable segments based on the similar characteristics of the operating segments within the regions in which they operate: Northeast, South, West and Midwest. The Other category is included in the following tables in order to reconcile the segment information to the consolidated information.

The Company utilizes Adjusted EBITDAR (as defined below) as its measure of segment profit or loss. The following table highlights our revenues and Adjusted EBITDAR for each reportable segment and reconciles Adjusted EBITDAR on a consolidated basis to net income (loss).

	For the year ended December 31,
(in millions)	2020	2019	2018
Revenues:
Northeast segment	$1,639.3	$2,399.9	$1,891.5
South segment	849.6	1,118.9	394.4
West segment	302.5	642.5	437.9
Midwest segment	681.4	1,094.5	823.7
Other(1)	125.0	47.5	40.4
Intersegment eliminations(2)	(19.1)	(1.9)	—
Total	$3,578.7	$5,301.4	$3,587.9
Adjusted EBITDAR(3):
Northeast segment	$478.9	$720.8	$583.8
South segment	318.9	369.8	118.9
West segment	82.2	198.8	114.3
Midwest segment	258.3	403.6	294.3
Other(1)	(43.5)	(87.8)	(68.1)
Total(3)	1,094.8	1,605.2	1,043.2
Other operating benefits (costs) and other income (expenses):
Rent expense associated with triple net operating leases(4)	(419.8)	(366.4)	(3.8)
Stock-based compensation	(14.5)	(14.9)	(12.0)
Cash-settled stock-based awards variance	(67.2)	(0.8)	19.6
Gain(loss) on disposal of assets	29.2	(5.5)	(3.2)
Contingent purchase price	1.1	(7.0)	(0.5)
Pre-opening and acquisition costs	(11.8)	(22.3)	(95.0)
Depreciation and amortization	(366.7)	(414.2)	(269.0)
Impairment losses	(623.4)	(173.1)	(34.9)
Recoveries on loan loss and unfunded loan commitments	—	—	17.0
Insurance recoveries, net of deductible charges	0.1	3.0	0.1
Non-operating items of equity method investments(5)	(4.7)	(3.7)	(5.1)
Interest expense,net	(543.2)	(534.2)	(538.4)
Loss on early extinguishment of debt	(1.2)	—	(21.0)
Other(6)	93.1	20.0	(7.1)
Income (loss) before income taxes	(834.2)	86.1	89.9
Income tax benefit (expense)	165.1	(43.0)	3.6
Net income (loss)	$(669.1)	$43.1	$93.5

(1)	The Other category consists of the Company’s stand-alone racing operations, namely Sanford-Orlando Kennel Club and the Company’s JV interests in Sam Houston Race Park, Valley Race Park, and Freehold Raceway; our management contract for Retama Park Racetrack and our live and televised poker tournament series that operates under the trade name, Heartland Poker Tour (“HPT”). The Other category also includes Penn Interactive, which operates social gaming, our internally-branded retail sportsbooks, iGaming and our Barstool Sports online sports betting app. Expenses incurred for corporate and shared services activities that are directly attributable to a property or are otherwise incurred to support a property are allocated to each property. The Other category also includes corporate overhead costs, which consist of certain expenses, such as: payroll, professional fees, travel expenses and other general and administrative expenses that do not directly relate to or have not otherwise been allocated to a property. In addition, the Other category includes our proportionate share of the Adjusted EBITDAR of Barstool Sports (as determined and discussed in footnotes (3) and (5) below).

(2)	Represents the elimination of intersegment revenues associated with Penn Interactive and HPT.

(3)	We define Adjusted EBITDAR as earnings before interest expense, net; income taxes; depreciation and amortization; rent expense associated with triple net operating leases (see footnote (4) below); stock-based compensation; debt extinguishment and financing charges; impairment losses; insurance recoveries and deductible charges; changes in the estimated fair value of our contingent purchase price obligations; gain or loss on disposal of assets; the difference between budget and actual expense for cash-settled stock-based awards; pre-opening and acquisition costs; and other income or expenses. Adjusted EBITDAR is also inclusive of income or loss from unconsolidated affiliates, with our share of non-operating items (see footnote (5) below) added back for Barstool Sports and our Kansas Entertainment JV.

(4)	The Company’s triple net operating leases include certain components of the Master Leases (primarily land), the Meadows Lease, the Margaritaville Lease, the Greektown Lease, and the Tropicana Lease.

(5)	Consists principally of interest expense, net; income taxes; depreciation and amortization; and stock-based compensation expense associated with Barstool Sports and our Kansas Entertainment JV.

(6)	Principally includes holding gains on our equity securities, which are discussed in Note 19, “Fair Value Measurements.” Additionally, includes non-recurring restructuring charges (primarily severance) of $13.4 million associated with a company-wide initiative, triggered by the COVID-19 pandemic, designed to (i) improve the operational effectiveness across our property portfolio; and (ii) improve the effectiveness and efficiency of our Corporate functional support areas.

	For the year ended December 31,
(in millions)	2020	2019	2018
Capital expenditures:
Northeast segment	$78.0	$96.2	$38.9
South segment	15.8	29.8	10.6
West segment	8.2	21.2	12.8
Midwest segment	15.1	32.7	25.3
Other	19.9	10.7	5.0
Total capital expenditures	$137.0	$190.6	$92.6

(in millions)	Northeast	South	West	Midwest	Other	Total
As of December 31, 2020
Investment in and advances to unconsolidated affiliates(1)	$0.1	$—	$—	$85.2	$181.5	$266.8
Total assets(2)	$1,958.4	$1,165.4	$401.5	$1,161.1	$9,980.9	$14,667.3

As of December 31, 2019
Investment in and advances to unconsolidated affiliates	$0.1	$—	$—	$90.9	$37.3	$128.3
Total assets(2)	$2,273.7	$1,397.0	$752.1	$1,412.2	$8,359.5	$14,194.5

As of December 31, 2018
Investment in and advances to unconsolidated affiliates	$0.1	$—	$—	$89.4	$39.0	$128.5
Total assets(3)	$1,330.2	$1,082.3	$755.7	$1,411.5	$6,381.3	$10,961.0

(1)	Our investment in Barstool Sports is included within the Other category.

(2)	As of December 31, 2020 and 2019, total assets of the Other category includes real estate assets subject to the Master Leases, which are classified as either property and equipment, operating lease ROU assets, or finance lease ROU assets.

(3)	As of December 31, 2018, total assets of the Other category includes the real estate assets subject to the Master Leases, which are classified as property and equipment.

Note 19—Fair Value Measurements

ASC Topic 820, “Fair Value Measurements and Disclosures,” establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach and cost approach). The levels of the hierarchy are described below:

•	Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets, such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions, as there is little, if any, related market activity.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy. The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is practicable to estimate. The fair value of the Company’s trade accounts receivable and payables approximates the carrying amounts.

Cash and Cash Equivalents

The fair value of the Company’s cash and cash equivalents approximates their carrying amount, due to the short maturity of the cash equivalents.

Equity Securities

As of December 31, 2020 and 2019, we held $143.1 million and $40.5 million in equity securities, respectively, including ordinary shares and warrants, which are reported as “Other assets” in our Consolidated Balance Sheets. These equity securities are the result of Penn Interactive entering into multi-year agreements with third-party sports betting operators for online sports betting and related iGaming market access across our portfolio. During the year ended December 31, 2020 and 2019, we recognized a holding gain of $106.7 million and $19.9 million, respectively, related to these equity securities, which is included in “Other,” as reported in “Other income (expenses)” within our Consolidated Statements of Operations and Comprehensive Income (Loss).

The fair value of the equity securities was determined using Level 2 inputs, which use market approach valuation techniques. The primary inputs to those techniques include the quoted market price of the equity securities, foreign currency exchange rates, a discount for lack of marketability (“DLOM”) with respect to the ordinary shares, and a Black-Scholes option pricing model with respect to the warrants. The DLOM is based on the remaining term of the relevant lock-up periods and the volatility associated with the underlying equity securities. The Black-Scholes option pricing model utilizes the exercise price of the warrants, a risk-free rate, volatility associated with the underlying equity securities and the expected life of the warrants.

Held-to-maturity Securities and Promissory Notes

We have a management contract with Retama Development Corporation (“RDC”), a local government corporation of the City of Selma, Texas, to manage the day-to-day operations of Retama Park Racetrack, located outside of San Antonio, Texas. In addition, we own 1.0% of the equity of Retama Nominal Holder, LLC, which holds a nominal interest in the racing license used to operate Retama Park Racetrack, and a 75.5% interest in Pinnacle Retama Partners, LLC (“PRP”), which owns the contingent gaming rights that may arise if gaming under the existing racing license becomes legal in Texas in the future.

As of December 31, 2020 and 2019, PRP held $15.1 million in promissory notes issued by RDC and $6.7 million in local government corporation bonds issued by RDC, at amortized cost. The promissory notes and the local government corporation bonds are collateralized by the assets of Retama Park Racetrack. As of December 31, 2020 and 2019, the promissory notes and the local government corporation bonds, which have long-term contractual maturities, are included in “Other assets” within our Consolidated Balance Sheets.

During the year ended December 31, 2019, principally due to the lack of legislative progress and on-going negative operating results of Retama Park Racetrack, we recorded an other-than-temporary impairment on the promissory notes and the local government corporation bonds totaling $2.5 million, which is included in “Impairment losses” within our Consolidated Statements of Operations and Comprehensive Income (Loss).

The contractual terms of these promissory notes include interest payments due at maturity; however, we have not recorded accrued interest on these promissory notes because uncertainty exists as to RDC’s ability to make interest payments. We have the positive intent and ability to hold the local government corporation bonds to maturity and until the amortized cost is recovered. The estimated fair values of such investments are principally based on appraised values of the land associated with Retama Park Racetrack, which are classified as Level 2 inputs.

Long-term Debt

The fair value of our Term Loan A Facility, Term Loan B-1 Facility, 5.625% Notes, and the 2.75% Convertible Notes is estimated based on quoted prices in active markets and is classified as a Level 1 measurement. The fair value of our Revolving Credit Facility approximates its carrying amount as it is revolving, variable rate debt, which we also classify as a Level 1 measurement.

Other long-term obligations as of December 31, 2020 and 2019 included the relocation fees for Dayton and Mahoning Valley, which are discussed in Note 11, “Long-term Debt,” and the repayment obligation of the hotel and event center located near Hollywood Casino Lawrenceburg. The fair values of these long-term obligations are estimated based on rates consistent with the Company’s credit rating for comparable terms and debt instruments and are classified as Level 2 measurements.

Other Liabilities

Other liabilities as of December 31, 2020 principally consisted of contingent purchase price related to Plainridge Park Casino and, as of December 31, 2019, principally consisted of contingent purchase price related to Plainridge Park Casino and Absolute Games, LLC, which was acquired by Penn Interactive during the second quarter of 2018. The Plainridge Park Casino contingent purchase price is calculated based on earnings of the gaming operations over the first ten years of operations, which commenced on June 24, 2015. As of December 31, 2020 and 2019, we were contractually obligated to make five and six additional annual payments, respectively. During the second quarter of 2020, we made the second and final payment of $8.2 million on the Absolute Games, LLC contingent purchase price, which corresponded to the second year of operations after the acquisition and was calculated based on earnings. The fair value of these liabilities, which are estimated based on an income approach using a discounted cash flow model and have been classified as Level 3 measurements, are included within our Consolidated Balance Sheets in “Accrued expenses and other current liabilities” or “Other long-term liabilities,” depending on the timing of the next payment.

The carrying amounts and estimated fair values by input level of the Company’s financial instruments were as follows:

	December 31, 2020
	Carrying
(in millions)	Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$1,853.8	$1,853.8	$1,853.8	$—	$—
Equity securities	$143.1	$143.1	$—	$143.1	$—
Held-to-maturity securities	$6.7	$6.7	$—	$6.7	$—
Promissory notes	$15.1	$15.1	$—	$15.1	$—
Financial liabilities:
Long-term debt
Senior Secured Credit Facilities	$1,600.3	$1,609.3	$1,609.3	$—	$—
5.625% Notes	$399.5	$418.0	$418.0	$—	$—
Convertible Notes	$239.8	$1,274.5	$1,274.5	$—	$—
Other long-term obligations	$73.0	$72.8	$—	$72.8	$—
Other liabilities	$10.1	$10.1	$—	$2.8	$7.3
Puts and calls related to certain Barstool Sports shares	$0.3	$0.3	$—	$0.3	$—

	December 31, 2019
(in millions)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$437.4	$437.4	$437.4	$—	$—
Equity securities	$40.5	$40.5	$—	$40.5	$—
Held-to-maturity securities	$6.7	$6.7	$—	$6.7	$—
Promissory notes	$15.1	$15.1	$—	$15.1	$—
Financial liabilities:
Long-term debt
Senior Secured Credit Facilities	$1,896.5	$1,930.6	$1,930.6	$—	$—
5.625% Notes	$399.4	$426.0	$426.0	$—	$—
Other long-term obligations	$89.2	$89.7	$—	$89.7	$—
Other liabilities	$20.3	$20.3	$—	$2.8	$17.5

The following table summarizes the changes in fair value of our Level 3 liabilities measured on a recurring basis:

Other Liabilities
Contingent Purchase
(in millions)	Price
Balance as of January 1,2018	$22.7
Payments	(4.2)
Included in earnings (1)	0.5
Balance as of December 31,2018	19.0
Payments	(8.5)
Included in earnings (1)	7.0
Balance as of December 31,2019	17.5
Payments	(9.1)
Included in loss (1)	(1.1)
Balance as of December 31,2020	$7.3

(1) The expense is included in “General and administrative” within our Consolidated Statements of Operations and Comprehensive Income (Loss).

The following table sets forth the assets measured at fair value on a non-recurring basis during the years ended December 31, 2020 and 2019:

							Total
							Reduction in
	Valuation					Total	Fair Value
(in millions)	Date	Valuation Technique	Level 1	Level 2	Level 3	Balance	Recorded
Property and equipment (1)	12/31/2020	Discounted cash flow	$—	$—	$—	$—	$(7.3)
Goodwill (2)	3/31/2020	Discounted cash flow and market approach	$—	$—	$160.5	$160.5	$(113.0)
Gaming licenses (2)	3/31/2020	Discounted cash flow	$—	$—	$568.0	$568.0	$(437.0)
Trademarks (2)	3/31/2020	Discounted cash flow	$—	$—	$216.5	$216.5	$(61.5)
Goodwill	10/1/2019	Discounted cash flow and market approach	$—	$—	$161.1	$161.1	$(88.0)
Gaming licenses	10/1/2019	Discounted cash flow	$—	$—	$290.0	$290.0	$(62.6)
Trademarks	10/1/2019	Discounted cash flow	$—	$—	$87.5	$87.5	$(20.0)

(1)	The fair value, which was concluded to be zero, of our property and equipment associated with Tropicana was determined using Level 3 inputs. See Note 8, “Property and Equipment,” for more information.

(2)	During the first quarter of 2020, we identified an indicator of impairment on our goodwill and other intangible assets due to the COVID-19 pandemic. See Note 9, “Goodwill and Other Intangible Assets” for more information.

The following table summarizes the significant unobservable inputs used in calculating fair value for our Level 3 liabilities on a recurring basis as of December 31, 2020:

	Valuation Technique	Unobservable Input	Discount Rate
Contingent purchase price - Plainridge Park Casino	Discounted cash flow	Discount rate	5.05%

As discussed in Note 9, “Goodwill and Other Intangible Assets,” we recorded impairments on our goodwill, gaming licenses and trademarks as a result of the interim assessment for impairment during the first quarter of 2020. Our annual assessment for impairment as of October 1, 2020, did not result in any impairment charges to goodwill, gaming licenses and trademarks. The following table presents quantitative information about the significant unobservable inputs used in the fair value measurements of other indefinite-lived intangible assets as of the valuation date below:

(in millions)	Fair Value	Valuation Technique	Unobservable Input	Range or Amount
As of March 31, 2020
Gaming licenses	$568.0	Discounted cash flow	Discount rate	13.25% - 14.00%
			Long-term revenue growth rate	2.0%
Trademarks	$216.5	Discounted cash flow	Discount rate	13.25% - 14.00%
			Long-term revenue growth rate	2.0%
			Pretax royalty rate	1.0% - 2.0%

Note 20—Related Party Transactions

The Company currently leases executive office buildings in Wyomissing, Pennsylvania from affiliates of its Chairman Emeritus of the Board of Directors. Rent expense for the years ended December 31, 2020, 2019 and 2018 was $1.2 million, $1.2 million and $1.3 million, respectively. Certain of the leases for the office space expired in May 2019, but have been extended on a month-to-month basis; the remaining long-term lease for the office space expires in August 2024. The future minimum lease commitments relating to these leases as of December 31, 2020 were $1.5 million.

PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
(in millions, except share and per share data)	2021	2020
Assets
Current assets
Cash and cash equivalents	$2,274.7	$1,853.8
Receivables, net	138.5	96.4
Prepaid expenses	104.4	103.5
Other current assets	34.8	31.3
Total current assets	2,552.4	2,085.0
Property and equipment, net	4,456.4	4,529.3
Investment in and advances to unconsolidated affiliates	277.3	266.8
Goodwill	1,165.6	1,157.1
Other intangible assets, net	1,531.7	1,513.5
Lease right-of-use assets	4,767.1	4,817.7
Other assets	327.7	297.9
Total assets	$15,078.2	$14,667.3
Liabilities
Current liabilities
Accounts payable	$38.3	$33.2
Current maturities of long-term debt	90.4	81.4
Current portion of financing obligations	37.4	36.0
Current portion of lease liabilities	140.1	134.3
Accrued expenses and other current liabilities	651.9	575.1
Total current liabilities	958.1	860.0
Long-term debt, net of current maturities, debt discount and debt issuance costs	2,269.9	2,231.2
Long-term portion of financing obligations	4,077.5	4,096.4
Long-term portion of lease liabilities	4,534.7	4,578.2
Deferred income taxes	148.1	126.3
Other long-term liabilities	132.1	119.4
Total liabilities	12,120.4	12,011.5
Commitments and contingencies (Note 12)
Stockholders’ equity
Series B Preferred stock ($0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding)	—	—
Series C Preferred stock ($0.01 par value, 18,500 shares authorized, no shares issued and outstanding)	—	—
Series D Preferred stock ($0.01 par value, 5,000 shares authorized, 926 and 883 shares issued, and 775 and 883 shares outstanding)	24.2	23.1
Common stock ($0.01 par value, 400,000,000 and 200,000,000 shares authorized, 158,954,266 and 157,868,227 shares issued, and 156,786,873 and 155,700,834 shares outstanding)	1.6	1.6
Treasury stock, at cost, (2,167,393 shares held in both periods)	(28.4)	(28.4)
Additional paid-in capital	3,178.5	3,167.2
Retained earnings (accumulated deficit)	(217.6)	(507.3)
Total Penn National stockholders’ equity	2,958.3	2,656.2
Non-controlling interest	(0.5)	(0.4)
Total stockholders’ equity	2,957.8	2,655.8
Total liabilities and stockholders’ equity	$15,078.2	$14,667.3

See accompanying notes to the Consolidated Financial Statements.

PENN NATIONAL GAMING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the three months ended		For the six months ended
	June 30,		June 30,
(in millions, except per share data)	2021	2020	2021	2020
Revenues
Gaming	$1,305.5	$259.2	$2,387.5	$1,162.1
Food, beverage, hotel and other	240.3	46.3	433.2	259.5
Total revenues	1,545.8	305.5	2,820.7	1,421.6
Operating expenses
Gaming	620.9	142.0	1,148.7	642.9
Food, beverage, hotel and other	148.6	32.9	271.7	189.9
General and administrative	316.5	204.1	642.7	511.1
Depreciation and amortization	81.9	91.9	163.2	187.6
Impairment losses	—	—	—	616.1
Total operating expenses	1,167.9	470.9	2,226.3	2,147.6
Operating income (loss)	377.9	(165.4)	594.4	(726.0)
Other income (expenses)
Interest expense, net	(138.0)	(135.0)	(273.7)	(264.8)
Income (loss) from unconsolidated affiliates	9.1	(1.7)	18.7	2.4
Other	2.8	29.3	23.9	7.5
Total other expenses	(126.1)	(107.4)	(231.1)	(254.9)
Income (loss) before income taxes	251.8	(272.8)	363.3	(980.9)
Income tax benefit (expense)	(53.1)	58.4	(73.7)	157.9
Net income (loss)	198.7	(214.4)	289.6	(823.0)
Less: Net loss attributable to non-controlling interest	—	0.5	0.1	0.5
Net income (loss) attributable to Penn National	$198.7	$(213.9)	$289.7	$(822.5)

Comprehensive income (loss)	$198.7	$(214.4)	$289.6	$(823.0)
Less: Comprehensive loss attributable to non-controlling interest	—	0.5	0.1	0.5
Comprehensive income (loss) attributable to Penn National	$198.7	$(213.9)	$289.7	$(822.5)

Earnings (loss) per share:
Basic earnings (loss) per share	$1.27	$(1.69)	$1.85	$(6.78)
Diluted earnings (loss) per share	$1.17	$(1.69)	$1.72	$(6.78)

Weighted-average common shares outstanding—basic	156.0	126.8	155.8	121.3
Weighted-average common shares outstanding—diluted	172.7	126.8	172.8	121.3

See accompanying notes to the Consolidated Financial Statements.

PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)

	Three Months Ended June 30, 2021 and 2020
						Additional	Retained Earnings	Total Penn National		Total
(in millions, except	Preferred Stock		Common Stock		Treasury	Paid-In	(Accumulated	Stockholders’	Non-Controling	Stockholders’
share data)	Shares	Amount	Shares	Amount	Stock	Capital	Deficit)	Equity	Interest	Equity
Balance as of April 1, 2021	775	$24.2	156,330,141	$1.6	$(28.4)	$3,175.2	$(416.3)	$2,756.3	$(0.5)	$2,755.8
Share-based compensation arrangements	—	—	413,048	—	—	9.4	—	9.4	—	9.4
Share issuance (Note 13)	—	—	43,684	—	—	3.5	—	3.5	—	3.5
Net income	—	—	—	—	—	—	19 8.7	198.7	—	198.7
Other	—	—	—	—	—	(9.6)		(9.6)	—	(9.6)
Balance as of June 30, 2021	775	$24.2	156,786,873	$1.6	$(28.4)	$3,178.5	$(217.6)	$2,958.3	$(0.5)	$2,957.8

Balance as of April 1, 2020	883	$23.1	116,793,722	$1.2	$(28.4)	$1,728.9	$(446.4)	$1,278.4	$(0.8)	$1,277.6
Share-based compensation arrangements	—	—	1,474,701	—	—	22.1	—	22.1	—	22.1
Common Stock Offering (Note 13)	—	—	19,166,667	0.2	—	331.0	—	331.2	—	331.2
Convertible debt offering (Note 8)	—	—	—	—	—	88.2	—	88.2	—	88.2
Net loss	—	—	—	—	—	—	(213.9)	(213.9)	(0.5)	(214.4)
Other	—	—	—	—	—	0.2	—	0.2	—	0.2
Balance as of June 30, 2020	883	$23.1	137,435,090	$1.4	$(28.4)	$2,170.4	$(660.3)	$1,506.2	$(1.3)	$1,504.9

PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)

CONTINUED

	Six Months Ended June 30, 2021 and 2020
	Preferred Stock		Common Stock			Additional	Retained Earnings	Total Penn National		Total
(in millions, except					Treasury	Paid-In	(Accumulated	Stockholders’	Non-Controlling	Stockholders’
share data)	Shares	Amount	Shares	Amount	Stock	Capital	Deficit)	Equity	Interest	Equity
Balance as of January 1, 2021	883	$23.1	155,700,834	$1.6	$(28.4)	$3,167.2	$(507.3)	$2,656.2	$(0.4)	$2,655.8
Share-based compensation arrangements	—	—	891,155	—	—	13.4	—	13.4	—	13.4
Share issuance (Note 13)	43	5.1	43,684	—	—	3.5	—	8.6	—	8.6
Preferred Stock Conversion (Note 13)	(151)	(4.0)	151,200	—	—	4.0	—	—	—	—
Net income (loss)	—	—	—	—	—	—	289.7	289.7	(0.1)	289.6
Other	—	—	—	—	—	(9.6)		(9.6)	—	(9.6)
Balance as of June 30, 2021	775	$24.2	156,786,873	$1.6	$(28.4)	$3,178.5	$(217.6)	$2,958.3	$(0.5)	$2,957.8

Balance as of January 1, 2020	—	$—	115,958,259	$1.2	$(28.4)	$1,718.3	$161.6	$1,852.7	$(0.8)	$1,851.9
Share-based compensation arrangements	—	—	2,310,164	—	—	32.7	—	32.7	—	32.7
Common stock offering (Note 13)	—	—	19,166,667	0.2	—	331.0	—	331.2	—	331.2
Convertible debt offering (Note 8)	—	—	—	—	—	88.2	—	88.2	—	88.2
Barstool Sports investment (Note 10)	883	23.1	—	—	—	—	—	23.1	—	23.1
Cumulative- effect adjustment upon adoption of ASU 2016-13	—	—	—	—	—	—	0.6	0.6	—	0.6
Net loss	—	—	—	—	—	—	(822.5)	(822.5)	(0.5)	(823.0)
Other	—	—	—	—	—	0.2	—	0.2	—	0.2
Balance as of June 30, 2020	883	$23.1	137,435,090	$1.4	$(28.4)	$2,170.4	$(660.3)	$1,506.2	$(1.3)	$1,504.9

See accompanying notes to the Consolidated Financial Statements.

PENN NATIONAL GAMING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the six months ended June 30,
(in millions)	2021	2020
Operating activities
Net income (loss)	$289.6	$(823.0)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	163.2	187.6
Amortization of debt discount and debt issuance costs	11.0	5.6
Noncash interest expense	5.2	—
Noncash operating lease expense	75.5	52.5
Change in fair value of contingent purchase price	1.3	(1.4)
Holding gain on equity securities	(18.8)	(7.7)
Change in fair value in puts/calls associated with our Barstool Sports investment	(1.3)	—
Gain on sale or disposal of property and equipment	(0.2)	(27.9)
Noncash rent and interest expense related to the utilization of rent credits	—	110.7
Income from unconsolidated affiliates	(18.7)	(2.4)
Return on investment from unconsolidated affiliates	13.4	10.5
Deferred income taxes	21.8	(114.2)
Stock-based compensation	13.4	8.9
Impairment losses	—	616.1
Changes in operating assets and liabilities, net of businesses acquired
Accounts receivable	(42.1)	18.3
Prepaid expenses and other current assets	(22.0)	4.3
Other assets	(8.4)	0.3
Accounts payable	1.0	(12.0)
Accrued expenses	55.3	(39.9)
Income taxes	21.1	(44.0)
Operating lease liabilities	(63.2)	(49.9)
Other current and long-term liabilities	7.5	(23.3)
Net cash provided by (used in) operating activities	504.6	(130.9)
Investing activities
Capital expenditures	(64.6)	(73.7)
Consideration paid for Barstool Sports investment	—	(135.0)
Consideration paid for acquisitions of businesses, net of cash acquired	(6.2)	(3.0)
Consideration paid for gaming licenses and other intangible assets	(18.7)	—
Other	(9.6)	(6.8)
Net cash used in investing activities	(99.1)	(218.5)

	For the six months ended June 30,
(in millions)	2021	2020
Financing activities
Proceeds from revolving credit facility	—	540.0
Repayments on revolving credit facility	—	(10.0)
Proceeds from issuance of long-term debt, net of discounts	—	322.2
Principal payments on long-term debt	(32.2)	(23.3)
Debt and equity issuance costs	—	(6.1)
Proceeds from other long-term obligations	72.5	—
Payments of other long-term obligations	(8.6)	(8.4)
Principal payments on financing obligations	(17.7)	(18.0)
Principal payments on finance leases	(3.4)	(2.1)
Proceeds from common stock offerings, net of discounts and fees	—	331.2
Proceeds from exercise of options	8.5	27.5
Proceeds from insurance financing	26.6	19.3
Payments on insurance financing	(17.5)	(13.4)
Other	(9.4)	(3.8)
Net cash provided by financing activities	18.8	1,155.1
Change in cash, cash equivalents, and restricted cash	424.3	805.7
Cash, cash equivalents and restricted cash at the beginning of the year	1,870.4	455.2
Cash, cash equivalents and restricted cash at the end of the period	$2,294.7	$1,260.9

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$2,274.7	$1,244.3
Restricted cash included in Other current assets	18.8	14.3
Restricted cash included in Other assets	1.2	2.3
Total cash, cash equivalents and restricted cash	$2,294.7	$1,260.9

Supplemental disclosure:
Cash paid for interest, net of amounts capitalized	$275.2	$188.8
Cash payments (refunds) related to income taxes, net	$27.7	$(1.2)

Non-cash investing and financing activities:
Rent credits received upon sale of Tropicana land and buildings	$—	$307.5
Commencement of operating leases	$28.9	$63.5
Accrued capital expenditures	$25.5	$(8.6)

See accompanying notes to the Consolidated Financial Statements.

PENN NATIONAL GAMING, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1—Organization and Basis of Presentation

Organization: Penn National Gaming, Inc., together with its subsidiaries (“Penn National,” the “Company,” “we,” “our,” or “us”), is a leading, diversified, multi-jurisdictional owner and manager of gaming and racing properties, online gaming, retail and online sports betting operations, and video gaming terminal (“VGT”) operations. Our wholly-owned interactive division, Penn Interactive Ventures, LLC (“Penn Interactive”), operates retail sports betting across the Company’s portfolio, as well as online sports betting, online social casino, bingo and online casinos (“iGaming”). The Company holds a 36% (inclusive of 1% on a delayed basis) equity interest in Barstool Sports, Inc. (“Barstool Sports”), a leading digital sports, entertainment, lifestyle and media company, and entered into a strategic relationship with Barstool Sports, whereby Barstool Sports will exclusively promote the Company’s land-based retail sportsbooks, iGaming products and online sports betting products, including the Barstool Sportsbook mobile app, to its national audience. We launched an app called Barstool Sportsbook and Casino in Pennsylvania, Michigan, Illinois and Indiana. Our mychoice® customer loyalty program (the “mychoice program”) currently has over 20 million members and provides such members with various benefits, including complimentary goods and/or services. The Company’s strategy continues to evolve from an owner and manager of gaming and racing properties into an omni-channel provider of retail and online gaming and sports betting entertainment.

As of June 30, 2021, we owned, managed, or had ownership interests in 41 gaming and racing properties in 19 states and were licensed to offer live sports betting at our properties in Colorado, Illinois, Indiana, Iowa, Michigan, Mississippi, Nevada, Pennsylvania, and West Virginia. The majority of the real estate assets (i.e., land and buildings) used in our operations are subject to triple net master leases, the most significant of which are the Penn Master Lease and the Pinnacle Master Lease (as such terms are defined in Note 9, “Leases,” and collectively referred to as the “Master Leases”), with Gaming and Leisure Properties, Inc. (Nasdaq: GLPI) (“GLPI”), a real estate investment trust (“REIT”).

Update on the Impact of the COVID-19 Pandemic: As of June 30, 2021, all of our properties have reopened, and the majority of our properties are operating at full capacity while adhering to state mandated health and safety protocols.

Basis of Presentation: The unaudited Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) for interim financial information and with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and notes required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Results of operations and cash flows for the interim periods presented herein are not necessarily indicative of the results that would be achieved during a full year of operations or in future periods. These unaudited Consolidated Financial Statements and notes thereto should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

Note 2—Significant Accounting Policies

Principles of Consolidation: The unaudited Consolidated Financial Statements include the accounts of Penn National Gaming, Inc. and its subsidiaries. Investments in and advances to unconsolidated affiliates that do not meet the consolidation criteria of the authoritative guidance for voting interest entities or variable interest entities (“VIEs”) are accounted for under the equity method. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of unaudited Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities at the date of the financial statements, and (iii) the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Segment Information: We view each of our gaming and racing properties as an operating segment with the exception of our two properties in Jackpot, Nevada, which we view as one operating segment. We consider our combined VGT operations, by state, to be separate operating segments. See Note 16, “Segment Information,” for further information. For financial reporting purposes, we aggregate our operating segments into the following four reportable segments:

Real Estate Assets Lease or Ownership
	Location	Structure
Northeast segment
Ameristar East Chicago	East Chicago, Indiana	Pinnacle Master Lease
Greektown Casino-Hotel	Detroit, Michigan	Greektown Lease
Hollywood Casino Bangor	Bangor, Maine	Penn Master Lease
Hollywood Casino at Charles Town Races	Charles Town, West Virginia	Penn Master Lease
Hollywood Casino Columbus	Columbus, Ohio	Penn Master Lease
Hollywood Casino Lawrenceburg	Lawrenceburg, Indiana	Penn Master Lease
Hollywood Casino at Penn National Race Course(1)	Grantville, Pennsylvania	Penn Master Lease
Hollywood Casino Toledo	Toledo, Ohio	Penn Master Lease
Hollywood Gaming at Dayton Raceway	Dayton, Ohio	Penn Master Lease
Hollywood Gaming at Mahoning Valley Race Course	Youngstown, Ohio	Penn Master Lease
Marquee by Penn (2)	Pennsylvania	N/A
Meadows Racetrack and Casino	Washington, Pennsylvania	Meadows Lease
Plainridge Park Casino	Plainville, Massachusetts	Pinnacle Master Lease

South segment
1st Jackpot Casino	Tunica, Mississippi	Penn Master Lease
Ameristar Vicksburg	Vicksburg, Mississippi	Pinnacle Master Lease
Boomtown Biloxi	Biloxi, Mississippi	Penn Master Lease
Boomtown Bossier City	Bossier City, Louisiana	Pinnacle Master Lease
Boomtown New Orleans	New Orleans, Louisiana	Pinnacle Master Lease
Hollywood Casino Gulf Coast	Bay St. Louis, Mississippi	Penn Master Lease
Hollywood Casino Tunica	Tunica, Mississippi	Penn Master Lease
L’Auberge Baton Rouge	Baton Rouge, Louisiana	Pinnacle Master Lease
L’Auberge Lake Charles	Lake Charles, Louisiana	Pinnacle Master Lease
Margaritaville Resort Casino	Bossier City, Louisiana	Margaritaville Lease

West segment
Ameristar Black Hawk	Black Hawk, Colorado	Pinnacle Master Lease
Cactus Petes and Horseshu	Jackpot, Nevada	Pinnacle Master Lease
M Resort	Henderson, Nevada	Penn Master Lease
Tropicana Las Vegas	Las Vegas, Nevada	Tropicana Lease
Zia Park Casino	Hobbs, New Mexico	Penn Master Lease

Midwest segment
Ameristar Council Bluffs	Council Bluffs, Iowa	Pinnacle Master Lease
Argosy Casino Alton (3)	Alton, Illinois	Penn Master Lease
Argosy Casino Riverside	Riverside, Missouri	Penn Master Lease
Hollywood Casino Aurora	Aurora, Illinois	Penn Master Lease
Hollywood Casino Joliet	Joliet, Illinois	Penn Master Lease
Hollywood Casino at Kansas Speedway (4)	Kansas City, Kansas	Owned - JV
Hollywood Casino St. Louis	Maryland Heights, Missouri	Penn Master Lease
Prairie State Gaming (2)	Illinois	N/A
River City Casino	St. Louis, Missouri	Pinnacle Master Lease

(1)	Our two Category 4 developments, Hollywood Casino York (not subject to the Penn Master Lease) and Hollywood Casino Morgantown (subject to the Morgantown Lease), are included with Hollywood Casino at Penn National Race Course.

(2)	VGT route operations

(3)	The riverboat is owned by us and not subject to the Penn Master Lease.

(4)	Pursuant to a joint venture (“JV”) with NASCAR and includes the Company’s 50% investment in Kansas Entertainment, LLC (“Kansas Entertainment”), which owns Hollywood Casino at Kansas Speedway.

Revenue Recognition: Our revenue from contracts with customers consists primarily of gaming wagers, food and beverage transactions, retail transactions, hotel room sales, racing wagers, and sports betting wagers. See Note 5, “Revenue Disaggregation,” for information on our revenue by type and geographic location.

Complimentaries Associated with Gaming Contracts

Food, beverage, hotel, and other services furnished to patrons for free as an inducement to gamble or through the redemption of our customers’ loyalty points are recorded as food, beverage, hotel and other revenues, at their estimated standalone selling prices with an offset recorded as a reduction to gaming revenues. The cost of providing complimentary goods and services to patrons as an inducement to gamble as well as for the fulfillment of our loyalty point obligation is included in food, beverage, hotel and other expenses. Revenues recorded to food, beverage, hotel and other and offset to gaming revenues were as follows:

	For the three months ended June 30,		For the six months ended June 30,
(in millions)	2021	2020	2021	2020
Food and beverage	$44.1	$7.3	$80.2	$61.3
Hotel	30.7	5.8	57.1	36.7
Other	2.1	0.3	4.0	3.5
Total complimentaries associated with gaming contracts	$76.9	$13.4	$141.3	$101.5

Customer-related Liabilities

The Company has three general types of liabilities related to contracts with customers: (i) the obligation associated with its mychoice program (loyalty points and tier status benefits), (ii) advance payments on goods and services yet to be provided and for unpaid wagers, and (iii) deferred revenue associated with third-party sports betting operators for online sports betting and related iGaming market access.

Our mychoice program allows members to utilize their reward membership card to earn loyalty points that are redeemable for slot play and complimentaries, such as food and beverage at our restaurants, lodging at our hotels and products offered at our retail stores across the vast majority of our properties. In addition, members of the mychoice program earn credit toward tier status, which entitles them to receive certain other benefits, such as gifts. The obligation associated with our mychoice program, which is included in “Accrued expenses and other current liabilities” within our unaudited Consolidated Balance Sheets, was $36.7 million and $35.8 million as of June 30, 2021 and December 31, 2020, respectively, and consisted principally of the obligation associated with the loyalty points. Our loyalty point obligations are generally settled within six months of issuance; however, as a result of the COVID-19 pandemic and resulting temporary closures, loyalty point obligations may take longer to settle. Changes between the opening and closing balances primarily relate to the timing of our customers’ election to redeem loyalty points as well as the timing of when our customers receive their earned tier status benefits.

The Company’s advance payments on goods and services yet to be provided and for unpaid wagers primarily consist of the following: (i) deposits on rooms and convention space, (ii) money deposited on behalf of a customer in advance of their property visit (referred to as “safekeeping” or “front money”), (iii) money deposited in an online wallet not yet wagered or wagered and not yet withdrawn, (iv) outstanding tickets generated by slot machine play or pari-mutuel wagering, (v) outstanding chip liabilities, (vi) unclaimed jackpots, and (vii) gift cards redeemable at our properties. Unpaid wagers primarily relate to the Company’s obligation to settle outstanding slot tickets, pari-mutuel racing tickets, gaming chips with customers and future withdrawals from online wallets. Unpaid wagers generally represent obligations stemming from prior wagering events, of which revenue was previously recognized. The Company’s advance payments on goods and services yet to be provided and for unpaid wagers were $54.4 million and $47.1 million as of June 30, 2021 and December 31, 2020, respectively, of which none was classified as long-term as of June 30, 2021 as compared to $0.5 million as of December 31, 2020. The current portion and long-term portion of our advance payments on goods and services yet to be provided and for unpaid wagers are included in “Accrued expenses and other current liabilities” and “Other long-term liabilities” within our unaudited Consolidated Balance Sheets, respectively.

Penn Interactive enters into multi-year agreements with sports betting operators for online sports betting and related iGaming market access across our portfolio of properties, from which we received cash and equity securities, including ordinary shares and warrants, specific to two operator agreements. Deferred revenue associated with third-party sports betting operators for online sports betting and related iGaming market access, which is included in “Other long-term liabilities” within our unaudited Consolidated Balance Sheets, was $54.9 million and $52.7 million as of June 30, 2021 and December 31, 2020, respectively.

Gaming and Racing Taxes: We are subject to gaming and pari-mutuel taxes primarily based on gross gaming revenue and pari-mutuel revenue in the jurisdictions in which we operate. The Company primarily recognizes gaming and pari-mutuel tax expense based on the statutorily required percentage of revenue that is required to be paid to state and local jurisdictions in the states where or in which the wagering occurs, as well as taxes on revenues derived from arrangements which allow for third party partners to operate online casinos and online sportsbooks under our gaming licenses. For the three and six months ended June 30, 2021, these expenses, which were recorded in gaming expense or food, beverage, hotel and other expenses within the unaudited Consolidated Statements of Operations and Comprehensive Income (Loss) as applicable, were $515.9 million and $933.8 million respectively, as compared to $97.6 million and $433.9 million for the three and six months ended June 30, 2020, respectively.

Earnings Per Share: Basic earnings per share (“EPS”) is computed by dividing net income (loss) applicable to common stock by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the additional dilution, if any, for all potentially-dilutive securities such as stock options, unvested restricted stock awards (“RSAs”), outstanding convertible preferred stock and convertible debt.

Holders of the Company’s Series D Preferred Stock (as defined in Note 10, “Investments in and Advances to Unconsolidated Affiliates”) are entitled to participate equally and ratably in all dividends and distributions paid to holders of Penn Common Stock irrespective of any vesting requirement. Accordingly, the Series D Preferred Stock shares are considered a participating security and the Company is required to apply the two-class method to consider the impact of the preferred shares on the calculation of basic and diluted EPS. The holders of the Company’s Series D Preferred Stock are not obligated to absorb losses; therefore, in reporting periods where the Company is in a net loss position, it does not apply the two-class method. In reporting periods where the Company is in a net income position, the two-class method is applied by allocating all earnings during the period to common shares and preferred shares. See Note 14, “Earnings (Loss) per Share,” for more information.

Note 3—New Accounting Pronouncements

Accounting Pronouncements to be Implemented

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”). ASU 2020-04 provides an optional expedient and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In response to the concerns about structural risks of interbank offered rates and, particularly, the risk of cessation of the London Interbank Offered Rate (referred to as “LIBOR”), regulators in several jurisdictions around the world have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction-based and less susceptible to manipulation. ASU 2020-04 also provides companies with optional guidance to ease the potential accounting burden associated with transitioning away from reference rates that are expected to be discontinued. ASU 2020-04 can be adopted no later than December 31, 2022 with early adoption permitted. The interest rates associated with the Company’s borrowings under its Senior Secured Credit Facilities (as defined in Note 8, “Long-term Debt”) are tied to LIBOR. The Company is currently evaluating the impact of the adoption of ASU 2020-04 on our Consolidated Financial Statements.

In August 2020, The FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Topic 814): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”). ASU 2020-06 eliminates the number of accounting models used to account for convertible debt instruments and convertible preferred stock. The update also amends the disclosure requirements for convertible instruments and EPS in an effort to increase financial reporting transparency. ASU 2020-06 will be effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2020-06 on our Consolidated Financial Statements.

A variety of proposed or otherwise potential accounting standards are currently being studied by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of such proposed standards would have on our Consolidated Financial Statements.

Note 4—Hurricane Laura

On August 27, 2020, Hurricane Laura made landfall in Lake Charles, Louisiana, which caused significant damage to our L’Auberge Lake Charles property and closure of the property for approximately two weeks. The Company maintains insurance, subject to certain deductibles and coinsurance, for the repair or replacement of assets that suffered loss and provides coverage for interruption to our business, including lost profits.

The Company recorded a receivable relating to our estimate of repairs and maintenance costs which have been incurred and property and equipment which have been written off, and for which we deem the recovery of such costs and property and equipment from our insurers to be probable. The insurance recovery receivable is included in “Receivables, net” within the unaudited Consolidated Balance Sheets. As we deem it is probable that the proceeds to be recovered from our insurers exceeds the total of our insurance recovery recorded and our insurers’ deductible and coinsurance, we did not record any loss associated with the impact of this natural disaster. Timing differences are likely to exist between the recognition of (i) impairment losses and capital expenditures made to repair or restore the assets and (ii) the receipt of insurance proceeds within the unaudited Consolidated Financial Statements.

The amount of the receivable was $28.3 million and $23.0 million, as of June 30, 2021 and December 31, 2020, respectively. For the three and six months ended June 30, 2021, we identified an additional $1.3 million and $5.3 million of costs related to our policy claim, respectively. No proceeds were received from our insurers during the six months ended June 30, 2021. We continue to be in the process of quantifying the claim amount under the policies to be submitted to our insurers.

We will record proceeds in excess of the recognized losses and lost profits under our business interruption insurance as a gain contingency in accordance with ASC 450, “Contingencies,” which we expect to recognize at the time of final settlement or when nonrefundable cash advances are made in a period subsequent to June 30, 2021.

The following table summarizes the financial impact of Hurricane Laura related matters:

		December 31,
(in millions)	June 30, 2021	2020
Insurance Proceeds	$47.5	$47.5
Deductible	$15.0	$15.0
Coinsurance	$2.5	$2.5
Clean-up and Restoration Costs	$52.4	$47.1
Fixed Asset Write-off	$23.2	$23.2
Inventory Write-off	$0.2	$0.2
Insurance Receivable	$28.3	$23.0

Note 5—Revenue Disaggregation

We generate revenues at our owned, managed or operated properties principally by providing the following types of services: (i) gaming, including iGaming; (ii) food and beverage; (iii) hotel; and (iv) other. Other revenues are principally comprised of ancillary gaming-related activities, such as commissions received on ATM transactions, racing, and Penn Interactive’s social gaming. In addition, we assess our revenues based on geographic location of the related properties, which is consistent with our reportable segments (see Note 16, “Segment Information,” for further information). Our revenue disaggregation by type of revenue and geographic location was as follows:

	For the three months ended June 30, 2021
						Intersegment
(in millions)	Northeast	South	West	Midwest	Other	Eliminations (1)	Total
Revenues:
Gaming	$602.5	$304.4	$96.7	$272.1	$29.8	$—	$1,305.5
Food and beverage	24.1	29.4	18.2	9.7	0.2	—	81.6
Hotel	6.7	24.1	19.9	7.0	—	—	57.7
Other	19.2	10.3	5.6	6.0	67.7	(7.8)	101.0
Total revenues	$652.5	$368.2	$140.4	$294.8	$97.7	$(7.8)	$1,545.8

	For the three months ended June 30, 2020
						Intersegment
(in millions)	Northeast	South	West	Midwest	Other	Eliminations(1)	Total
Revenues:
Gaming	$94.1	$103.7	$12.8	$33.5	$15.1	—	$259.2
Food and beverage	2.2	7.6	2.2	1.0	0.1	—	13.1
Hotel	0.2	6.8	1.5	0.6	—	—	9.1
Other	6.2	3.4	1.2	0.9	12.4	—	24.1
Total revenues	$102.7	$121.5	$17.7	$36.0	$27.6	—	$305.5

	For the six months ended June 30, 2021
						Intersegment
(in millions)	Northeast	South	West	Midwest	Other	Eliminations(1)	Total
Revenues:
Gaming	$1,129.5	$549.8	$165.8	$489.0	$53.4	—	$2,387.5
Food and beverage	45.0	52.5	30.1	16.7	0.3	—	144.6
Hotel	12.5	43.7	32.4	12.9	—	—	101.5
Other	36.4	18.1	8.7	10.9	131.9	(18.9)	187.1
Total revenues	$1,223.4	$664.1	$237.0	$529.5	$185.6	$(18.9)	$2,820.7

	For the six months ended June 30, 2020
						Intersegment
(in millions)	Northeast	South	West	Midwest	Other	Eliminations(1)	Total
Revenues:
Gaming	$552.8	$272.3	$84.7	$229.7	$22.7	$(0.1)	$1,162.1
Food and beverage	36.1	37.3	25.7	18.8	0.3	—	118.2
Hotel	9.0	24.6	27.3	8.8	—	—	69.7
Other	25.5	10.6	6.6	6.8	24.9	(2.8)	71.6
Total revenues	$623.4	$344.8	$144.3	$264.1	$47.9	$(2.9)	$1,421.6

(1)	Primarily represents the elimination of intersegment revenues associated with our internally-branded retail sportsbooks, which are operated by Penn Interactive.

Note 6—Acquisitions and Dispositions

HitPoint Inc. and LuckyPoint Inc.

On May 11, 2021, we acquired 100% of the outstanding equity of HitPoint Inc. and Lucky Point Inc. (collectively, “Hitpoint”). The purchase price totaled $12.7 million, consisting of $6.2 million in cash, $3.5 million of the Company’s common equity, and a $3.0 million contingent liability. The contingent liability is payable in annual installments over three years, through a combination of cash and the Company’s common equity, and is based on achievement of certain performance factors. The preliminary purchase price allocation resulted in recognition of $8.5 million of goodwill, $4.3 million in developed technology which is included in “Other intangible assets, net” within the unaudited Consolidated Balance Sheets, along with other miscellaneous operating assets and liabilities.

Tropicana Las Vegas

On April 16, 2020, we sold the real estate assets associated with our Tropicana Las Vegas Hotel and Casino, Inc. (“Tropicana”) property to GLPI in exchange for rent credits of $307.5 million and utilized them to pay rent under our existing Master Leases and the Meadows Lease beginning in May 2020. Contemporaneous with the sale, the Company entered into the Tropicana Lease (as defined and discussed in Note 9, “Leases”). Pursuant to the purchase agreement, GLPI would conduct a sale process with respect to both the real estate assets and the operations of Tropicana for up to 24 months (the “Sale Period”), with the Company receiving (i) 75% of the proceeds above $307.5 million plus certain taxes, expenses and costs if an agreement for such sale is signed in the first 12 months of the Sale Period or (ii) 50% of the proceeds above $307.5 million plus certain taxes, expenses and costs if an agreement for such sale is signed in the remainder of the Sale Period.

On April 13, 2021, GLPI announced that it entered into a binding term sheet with Bally’s Corporation (“Bally’s”) whereby Bally’s plans to acquire both GLPI’s non-land real estate assets and Penn’s outstanding equity interests in Tropicana, which has the gaming license and operates the Tropicana, for an aggregate cash acquisition price of $150.0 million. GLPI will retain ownership of the land and will concurrently enter into a 50-year ground lease with initial annual rent of $10.5 million. This transaction is expected to close in late 2021 or early 2022, subject to Penn, GLPI and Bally’s entering into definitive agreements and obtaining regulatory approval.

Hollywood Casino Perryville

On December 15, 2020, we entered into a definitive agreement with GLPI to purchase the operations of Hollywood Casino Perryville for $31.1 million. The transaction closed on July 1, 2021. Simultaneous with the closing, we entered into a lease with GLPI for the real estate assets associated with Hollywood Casino Perryville for initial annual rent of $7.8 million per year subject to escalation.

Sam Houston Race Park and Valley Race Park

On March 15, 2021, we entered into a purchase agreement with PM Texas Holdings, LLC for the purchase of the remaining 50% ownership interest in the Sam Houston Race Park in Houston, Texas, the Valley Race Park in Harlingen, Texas, and a license to operate a racetrack in Austin, Texas. The purchase price consists of $56.0 million, comprised of $42.0 million in cash and $14.0 million of the Company’s common equity, as well as a contingent consideration. The contingent consideration will be triggered in the event the State of Texas establishes a statutory framework authorizing land-based gaming or online gaming operations in the state prior to the ten-year anniversary of the closing date. The transaction closed August 1, 2021.

Score Media and Gaming Inc.

On August 4, 2021, we entered into an agreement with Score Media and Gaming Inc., a British Columbia corporation (“theScore”), under which we will acquire theScore in a cash and stock transaction valued at approximately $2.0 billion at the agreement date. Under the terms of the agreement, theScore shareholders will receive (a) US$17.00 in cash consideration, and (b) 0.2398 of a share of common stock, par value $0.01 per share, of the Company’s common equity for each theScore share. The agreement is conditioned upon obtaining theScore shareholders’ approval and is subject to regulatory approval.

Note 7—Goodwill and Other Intangible Assets

A reconciliation of goodwill and accumulated goodwill impairment losses, by reportable segment, is as follows:

(in millions)	Northeast	South	West	Midwest	Other	Total
Balance as of December 31, 2020
Goodwill, gross	$914.3	$236.6	$216.8	$1,116.7	$155.5	$2,639.9
Accumulated goodwill impairment losses	(761.4)	(61.0)	(16.6)	(556.1)	(87.7)	(1,482.8)
Goodwill, net	$152.9	$175.6	$200.2	$560.6	$67.8	$1,157.1
Goodwill acquired during the period	$—	$—	$—	$—	$8.5	$8.5
Balance as of June 30, 2021
Goodwill, gross	$914.3	$236.6	$216.8	$1,116.7	$164.0	$2,648.4
Accumulated goodwill impairment losses	(761.4)	(61.0)	(16.6)	(556.1)	(87.7)	(1,482.8)
Goodwill, net	$152.9	$175.6	$200.2	$560.6	$76.3	$1,165.6

There were no impairment charges recorded to goodwill during the three and six months ended June 30, 2021.

2020 Assessment for Impairment

During the first quarter of 2020, we identified an indicator of impairment on our goodwill and other intangible assets due to the COVID-19 pandemic. As a result of the COVID-19 pandemic, we revised our cash flow projections to reflect changes in the economic environment, including the uncertainty surrounding the nature, timing and extent of gaming property closures. As a result of the interim assessment for impairment, during the first quarter of 2020, we recognized impairments on our goodwill, gaming licenses, and trademarks of $113.0 million, $437.0 million, and $61.5 million, respectively. The estimated fair values of the reporting units were determined through a combination of a discounted cash flow model and a market-based approach, which utilized Level 3 inputs. The estimated fair values of the gaming licenses and trademarks were determined by using discounted cash flow models, which utilized Level 3 inputs.

The goodwill impairments pertained to our Northeast, South, and Midwest segments, in the amounts of $43.5 million, $9.0 million and $60.5 million, respectively. The gaming license impairments pertained to our Northeast, South, and Midwest segments in the amounts of $177.0 million, $166.0 million and $94.0 million, respectively. The trademark impairments pertained to our Northeast, South, Midwest, and West segments, in the amounts of $17.0 million, $17.0 million, $15.0 million, and $12.5 million, respectively.

No further impairments were recorded for the three months ended June 30, 2020.

The table below presents the gross carrying amount, accumulated amortization and net carrying amount of each major class of other intangible assets:

	June 30, 2021			December 31, 2020
	Gross			Gross
	Carrying	Accumulated	Net Carrying	Carrying	Accumulated	Net Carrying
(in millions)	Amount	Amortization	Amount	Amount	Amortization	Amount
Indefinite-lived intangible assets
Gaming licenses	$1,263.4	$—	$1,263.4	$1,246.1	$—	$1,246.1
Trademarks	240.9	—	240.9	240.9	—	240.9
Other	0.7	—	0.7	0.7	—	0.7
Amortizing intangible assets
Customer relationships	106.1	(87.4)	18.7	106.9	(85.2)	21.7
Other	44.2	(36.2)	8.0	39.6	(35.5)	4.1
Total other intangible assets	$1,655.3	$(123.6)	$1,531.7	$1,634.2	$(120.7)	$1,513.5

There were no impairment charges recorded to other intangible assets, net for the three and six months ended June 30, 2021.

Amortization expense related to our amortizing intangible assets was $2.5 million and $4.7 million for the three and six months ended June 30, 2021, respectively, as compared to $6.2 million and $12.3 million for the three and six months ended June 30, 2020, respectively. The following table presents the estimated amortization expense based on our amortizing intangible assets as of June 30, 2021 (in millions):

Years ending December 31,
2021 (excluding the six months ended June 30, 2021)	$4.3
2022	6.9
2023	5.0
2024	4.5
2025	3.9
Thereafter	2.1
Total	$26.7

Note 8—Long-term Debt

The table below presents long-term debt, net of current maturities, debt discounts and issuance costs:

	June 30,	December 31,
(in millions)	2021	2020
Senior Secured Credit Facilities:
Revolving Credit Facility due 2023	$—	$—
Term Loan A Facility due 2023	610.4	636.9
Term Loan B-1 Facility due 2025	985.5	991.2
5.625% Notes due 2027	400.0	400.0
2.75% Convertible Notes due 2026	330.5	330.5
Other long-term obligations	141.9	73.0
	2,468.3	2,431.6
Less: Current maturities of long-term debt	(90.4)	(81.4)
Less: Debt discount	(79.9)	(86.2)
Less: Debt issuance costs	(28.1)	(32.8)
	$2,269.9	$2,231.2

Senior Secured Credit Facilities

In January 2017, the Company entered into an agreement to amend and restate its previous credit agreement, dated October 30, 2013, as amended (the “Credit Agreement”), which provided for: (i) a five-year $700.0 million revolving credit facility (the “Revolving Credit Facility”), (ii) a five-year $300.0 million term loan A facility (the “Term Loan A Facility”), and (iii) a seven-year $500.0 million Term Loan B facility (the “Term Loan B Facility” and collectively with the Revolving Credit Facility and the Term Loan A Facility, the “Senior Secured Credit Facilities”).

On October 15, 2018, in connection with the acquisition of Pinnacle Entertainment, Inc. (the “Pinnacle Acquisition”), we entered into an incremental joinder agreement (the “Incremental Joinder”), which amended the Credit Agreement (the “Amended 2017 Credit Agreement”). The Incremental Joinder provided for an additional $430.2 million of incremental loans having the same terms as the existing Term Loan A Facility, with the exception of extending the maturity date, and an additional $1,128.8 million of loans as a new tranche having new terms (the “Term Loan B-1 Facility”). With the exception of extending the maturity date, the Incremental Joinder did not impact the Revolving Credit Facility.

On April 14, 2020, the Company entered into a second amendment to its Credit Agreement with its various lenders (the “Second Amendment”) to provide for certain modifications to financial covenants and interest rates during, and subsequent to a Covenant Relief Period, which concluded on May 7, 2021.

Upon conclusion of the Covenant Relief Period, the Second Amendment permits the Company to (i) maintain a maximum consolidated total net leverage ratio of 5.50:1.00 for the quarter ended March 31, 2021, 5.00:1.00 for the quarter ended June 30, 2021, 4.75:1.00 for the quarter ended September 30, 2021, 4.50:1.00 for the quarter ended December 31, 2021, and 4.25:1.00 thereafter, tested quarterly on a pro forma trailing twelve month (“PF TTM”) basis; (ii) maintain a maximum senior secured net leverage ratio of 4.50:1.00 for the quarter ended March 31, 2021, 4.00:1.00 for the quarter ended June 30, 2021, 3.75:1.00 for the quarter ended September 30, 2021, 3.50:1.00 for the quarter ended December 31, 2021, and 3.00:1.00 thereafter, tested quarterly on a PF TTM basis; and (iii) maintain an interest coverage ratio of 2.50:1.00, tested quarterly on a PF TTM basis.

In addition, upon conclusion of the Covenant Relief Period, loans under the Senior Secured Credit Facilities bear interest at either a base rate or an adjusted LIBOR rate, plus an applicable margin. The applicable margins for the Revolving Credit Facility and Term Loan A Facility range from 1.25% to 3.00% per annum for LIBOR loans and 0.25% to 2.00% per annum for base rate loans, in each case depending on the Consolidated Total Net Leverage Ratio (as defined in the Amended 2017 Credit Agreement) as of the most recent fiscal quarter. The Term Loan B-1 Facility continues to bear interest at 2.25% per annum for LIBOR loans and 1.25% per annum for base rate loans. All loans under the Senior Secured Credit Facilities are subject to a LIBOR “floor” of 0.75%. In addition, a commitment fee is paid on the unused portion of the commitments under the Revolving Credit Facility at a rate that ranges from 0.20% to 0.50% per annum, depending on the Consolidated Total Net Leverage Ratio as of the most recent fiscal quarter.

The payment and performance of obligations under the Senior Secured Credit Facilities are guaranteed by a lien on and security interest in substantially all of the assets (other than excluded property such as gaming licenses) of the Company.

As of June 30, 2021, and December 31, 2020, the Company had conditional obligations under letters of credit issued pursuant to the Senior Secured Credit Facilities with face amounts aggregating to $27.8 million and $28.2 million, respectively, resulting in $672.2 million and $671.8 million, respectively, of available borrowing capacity under the Revolving Credit Facility.

5.625% Senior Unsecured Notes

On January 19, 2017, the Company completed an offering of $400.0 million aggregate principal amount of 5.625% senior unsecured notes that mature on January 15, 2027 (the “5.625% Notes”) at a price of par. Interest on the 5.625% Notes is payable on January 15th and July 15th of each year. The 5.625% Notes are not guaranteed by any of the Company’s subsidiaries except in the event that the Company in the future issues certain subsidiary-guaranteed debt securities. The Company may redeem the 5.625% Notes at any time on or after January 15, 2022, at the declining redemption premiums set forth in the indenture governing the 5.625% Notes, and, prior to January 15, 2022, at a “make-whole” redemption premium set forth in the indenture governing the 5.625% Notes.

2.75% Unsecured Convertible Notes

In May 2020, the Company completed an offering of $330.5 million aggregate principal amount of 2.75% unsecured convertible notes that mature, unless earlier converted, redeemed or repurchased, on May 15, 2026 (the “Convertible Notes”) at a price of par. After lender fees and discounts, net proceeds received by the Company were $322.2 million. Interest on the Convertible Notes is payable on May 15th and November 15th of each year, commencing November 15, 2020.

The Convertible Notes are convertible into shares of the Company’s common stock at an initial conversion price of $23.40 per share, or 42.7350 shares, per $1,000 principal amount of notes, subject to adjustment if certain corporate events occur. However, in no event will the conversion exceed 55.5555 shares of common stock per $1,000 principal amount of notes. As of June 30, 2021, the maximum number of shares that could be issued to satisfy the conversion feature of the Convertible Notes is 18,360,815 and the amount by which the Convertible Notes if-converted value exceeded its principal amount was $1,073.9 million.

Starting in the fourth quarter of 2020 and prior to February 15, 2026, at their election, holders of the Convertible Notes may convert outstanding notes if the trading price of the Company’s common stock exceeds 130% of the initial conversion price or, starting shortly after the issuance of the Convertible Notes, if the trading price per $1,000 principal amount of notes is less than 98% of the product of the trading price of the Company’s common stock and the conversion rate then in effect. The Convertible Notes may, at the Company’s election, be settled in cash, shares of common stock of the Company, or a combination thereof. The Company has the option to redeem the Convertible Notes, in whole or in part, beginning November 20, 2023.

In addition, the Convertible Notes convert into shares of the Company’s common stock upon the occurrence of certain corporate events that constitute a fundamental change under the indenture governing the Convertible Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of repurchase. In connection with certain corporate events or if the Company issues a notice of redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their Convertible Notes in connection with such corporate events or during the relevant redemption period for such Convertible Notes.

As of June 30, 2021 and December 31, 2020, no Convertible Notes have been converted into the Company’s common stock.

The Convertible Notes contain a cash conversion feature, and as a result, the Company has separated it into liability and equity components. The Company valued the liability component based on its borrowing rate for a similar debt instrument that does not contain a conversion feature. The equity component, which is recognized as debt discount, was valued as the difference between the face value of the Convertible Notes and the fair value of the liability component. The equity component was valued at $91.8 million upon issuance of the Convertible Notes.

In connection with the Convertible Notes issuance, the Company incurred debt issuance costs of $10.2 million, which were allocated on a pro rata basis to the liability component and the equity component in the amounts of $6.6 million and $3.6 million, respectively.

The Convertible Notes consisted of the following components:

	June 30,	December 31,
(in millions)	2021	2020
Liability component:
Principal	$330.5	$330.5
Unamortized debt discount	(78.2)	(84.4)
Unamortized debt issuance costs	(5.8)	(6.2)
Net carrying amount	$246.5	$239.9

Carrying amount of equity component	$88.2	$88.2

4.125% Senior Unsecured Notes

On July 1, 2021, the Company completed an offering of $400.0 million aggregate principal amount of 4.125% senior unsecured notes that mature on July 1, 2029 (the “4.125% Notes”). The 4.125% Notes were issued at par and interest is payable semi-annually on January 1st and July 1st of each year. The 4.125% Notes are not guaranteed by any of the Company’s subsidiaries except in the event that the Company in the future issues certain subsidiary-guaranteed debt securities. The Company may redeem the 4.125% Notes at any time on or after July 1, 2024, at the declining redemption premiums set forth in the indenture governing the 4.125% Notes, and, prior to July 1, 2024, at a “make-whole” redemption premium set forth in the indenture governing the 4.125% Notes.

Interest expense, net

The table below presents interest expense, net:

	For the three months ended June 30,		For the six months ended June 30,
(in millions)	2021	2020	2021	2020
Interest expense	$(139.1)	$(135.7)	$(275.7)	$(266.1)
Interest income	0.2	0.2	0.4	0.4
Capitalized interest	0.9	0.5	1.6	0.9
Interest expense, net	$(138.0)	$(135.0)	$(273.7)	$(264.8)

The table below presents interest expense related to the Convertible Notes:

	For the three months ended June 30,		For the six months ended June 30,
(in millions)	2021	2020	2021	2020
Coupon interest	$2.2	$1.2	$4.5	$1.2
Amortization of debt discount	3.1	1.4	6.2	1.4
Amortization of debt issuance costs	0.3	0.1	0.5	0.1
Convertible Notes interest expense	$5.6	$2.7	$11.2	$2.7

The debt discount and the debt issuance costs attributable to the liability component are being amortized to interest expense over the term of the Convertible Notes at an effective interest rate of 9.23%. The remaining term of the Convertible Notes was 4.9 years as of June 30, 2021.

Covenants

Our Senior Secured Credit Facilities, 5.625% Notes and 4.125% Notes, require us, among other obligations, to maintain specified financial ratios and to satisfy certain financial tests. In addition, our Senior Secured Credit Facilities, 5.625% Notes and 4.125% notes, restrict, among other things, our ability to incur additional indebtedness, incur guarantee obligations, amend debt instruments, pay dividends, create liens on assets, make investments, engage in mergers or consolidations, and otherwise restrict corporate activities. Our debt agreements also contain customary events of default, including cross-default provisions that require us to meet certain requirements under the Penn Master Lease and the Pinnacle Master Lease (both of which are defined in Note 9, “Leases”) , each with GLPI. If we are unable to meet our financial covenants or in the event of a cross-default, it could trigger an acceleration of payment terms.

As of June 30, 2021, the Company was in compliance with all required financial covenants. The Company believes that it will remain in compliance with all of its required financial covenants for at least the next twelve months following the date of filing our Quarterly Report on Form 10-Q with the SEC.

Other Long-Term Obligations

Other Long-term Obligation

In February 2021, we entered into a financing arrangement providing the Company with upfront cash proceeds while permitting us to participate in future proceeds on certain claims. The financing obligation has been classified as a non-current liability, which is expected to be settled in a future period of which the principal is contingent and predicated on other events. Consistent with an obligor’s accounting under a debt instrument, period interest will be accreted using an effective interest rate of 27.0% and until such time that the claims and related obligation is settled. The amount included in interest expense related to this obligation was $3.7 million and $5.2 million for the three and six months ended June 30, 2021, respectively.

Ohio Relocation Fees

Other long-term obligations included $52.8 million and $60.9 million as of June 30, 2021 and December 31, 2020, related to the relocation fees for Hollywood Gaming at Dayton Raceway (“Dayton”) and Hollywood Gaming at Mahoning Valley Race Course (“Mahoning Valley”), which opened in August 2014 and September 2014, respectively. The relocation fee for each facility is payable as follows: $7.5 million upon the opening of the facilities and eighteen semi-annual payments of $4.8 million beginning one year after the commencement of operations. This obligation is accreted to interest expense at an effective yield of 5.0%.

Event Center

As of June 30, 2021 and December 31, 2020, other long-term obligations included $11.4 million and $12.0 million, respectively, related to the repayment obligation of a hotel and event center located less than a mile away from Hollywood Casino Lawrenceburg, which was constructed by the City of Lawrenceburg Department of Redevelopment. Effective in January 2015, by contractual agreement, we assumed a repayment obligation for the hotel and event center in the amount of $15.3 million, which was financed through a loan with the City of Lawrenceburg Department of Redevelopment, in exchange for conveyance of the property. Beginning in January 2016, the Company was obligated to make annual payments on the loan of $1.0 million for 20 years. This obligation is accreted to interest expense at its effective yield of 3.0%.

Note 9—Leases

Master Leases

The components contained within the Master Leases are accounted for as either (i) operating leases, (ii) finance leases, or (iii) financing obligations. Changes to future lease payments under the Master Leases (i.e., when future escalators become known or future variable rent resets occur), which are discussed below, require the Company to either (i) increase both the ROU assets and corresponding lease liabilities with respect to operating and finance leases or (ii)  record the incremental variable payment associated with the financing obligation to interest expense. In addition, monthly rent associated with Hollywood Casino Columbus (“Columbus”) and monthly rent in excess of the Hollywood Casino Toledo (“Toledo”) rent floor, which are discussed below, are considered contingent rent.

Pursuant to a binding term sheet between the Company and GLPI entered into on March 27, 2020, we agreed that, in the future, we would exercise the next scheduled five-year renewal under the Penn Master Lease and the Pinnacle Master Lease. GLPI agreed they would grant us the option to exercise an additional five-year renewal term at the end of the lease term on the Penn Master Lease and the Pinnacle Master Lease, subject to certain conditions. In the future, upon exercising each of these renewal options, the term of the Penn Master Lease would extend to November 30, 2033 and the term of the Pinnacle Master Lease would extend to April 30, 2031. If all renewal options contained within the Penn Master Lease and the Pinnacle Master Lease were exercised, inclusive of these renewal options, the term of the Penn Master Lease would extend to November 30, 2053 and the term of the Pinnacle Master Lease would extend to April 30, 2056.

Penn Master Lease

Pursuant to the triple net master lease with GLPI (the “Penn Master Lease”), which became effective November 1, 2013, the Company leases real estate assets associated with 19 of the gaming facilities used in its operations. The Penn Master Lease has an initial term of 15 years with four subsequent, five-year renewal periods on the same terms and conditions, exercisable at the Company’s option. The Company has determined that the lease term is 35 years.

The payment structure under the Penn Master Lease includes a fixed component, a portion of which is subject to an annual escalator of up to 2%, depending on the Adjusted Revenue to Rent Ratio (as defined in the Penn Master Lease) of 1.8:1, and a component that is based on performance, which is prospectively adjusted (i) every five years by an amount equal to 4% of the average change in net revenues of all properties under the Penn Master Lease (other than Columbus and Toledo) compared to a contractual baseline during the preceding five years (“Penn Percentage Rent”) and (ii) monthly by an amount equal to 20% of the net revenues of Columbus and Toledo in excess of a contractual baseline and subject to a rent floor specific to Toledo.

The next Annual Escalator test date is scheduled to occur effective November 1, 2021. The next Penn Percentage Rent reset is scheduled to occur on November 1, 2023.

Pinnacle Master Lease

In connection with the acquisition of Pinnacle Entertainment, Inc., on October 15, 2018, the Company assumed a triple net master lease with GLPI (the “Pinnacle Master Lease”), originally effective April 28, 2016, pursuant to which the Company leases real estate assets associated with 12 of the gaming facilities used in its operations. Upon assumption of the Pinnacle Master Lease, as amended, there were 7.5 years remaining of the initial ten-year term, with five subsequent, five-year renewal periods, on the same terms and conditions, exercisable at the Company’s option. The Company has determined that the lease term is 32.5 years.

The payment structure under the Pinnacle Master Lease includes a fixed component, a portion of which is subject to an annual escalator of up to 2%, depending on the Adjusted Revenue to Rent Ratio (as defined in the Pinnacle Master Lease) of 1.8:1, and a component that is based on the performance, which is prospectively adjusted every two years by an amount equal to 4% of the average change in net revenues compared to a contractual baseline during the preceding two years (“Pinnacle Percentage Rent”).

As a result of the annual escalator, effective as of May 1, 2021 for the lease year ended April 30, 2021, the fixed component of rent increased by $4.5 million and an additional ROU asset and corresponding lease liability of $17.2 million were recognized associated with the operating lease components of the Pinnacle Master Lease.

The next Pinnacle Percentage Rent reset and Annual Escalator test date is scheduled to occur on May 1, 2022.

Operating Leases

In addition to the operating lease components contained within the Master Leases (primarily land), the Company’s operating leases consist mainly of (i) individual triple net leases with GLPI for the real estate assets used in the operations of Tropicana (the “Tropicana Lease”) and Meadows Racetrack and Casino (the “Meadows Lease”), (ii) individual triple net leases with VICI for the real estate assets used in the operations of Margaritaville Resort Casino (the “Margaritaville Lease”) and Greektown Casino-Hotel (the “Greektown Lease” and collectively with the Master Leases operating lease components (primarily the land), the Meadows Lease, the Margaritaville Lease and the Tropicana Lease, the “Triple Net Operating Leases”), (iii) ground and levee leases to landlords which were not assumed by our REIT Landlords and remain an obligation of the Company, and (iv) building and equipment not subject to the Master Leases. Certain of our lease agreements include rental payments based on a percentage of sales over specified contractual amounts, rental payments adjusted periodically for inflation, and rental payments based on usage. The Company’s leases include options to extend the lease terms. The Company’s operating lease agreements do not contain any material residual value guarantees or material restrictive covenants.

On February 1, 2021, the Margaritaville Percentage Rent reset resulted in an annual rent reduction of $0.1 million, which will be in effect until the next Margaritaville Percentage Rent reset, scheduled to occur on February 1, 2023. Upon reset of the Margaritaville Percentage Rent, effective February 1, 2021, we recognized an additional operating lease ROU asset and corresponding lease liability of $5.5 million. We did not incur an annual escalator for the lease year ended January 31, 2021. The next annual escalator test date is scheduled to occur on February 1, 2022.

On June 1, 2021, the Greektown Percentage Rent reset resulted in an annual rent reduction of $4.2 million, which will be in effect until the next Greektown Percentage Rent reset, scheduled to occur on June 1, 2023. Upon reset of the Greektown Percentage Rent, effective June 1, 2021, we recognized an additional operating lease ROU asset and corresponding lease liability of $4.1 million. We did not incur an Annual Escalator for the lease year ended May 31, 2021. The next annual escalator test date is scheduled to occur on June 1, 2022.

The following is a maturity analysis of our operating leases, finance leases and financing obligations as of June 30, 2021:

			Financing
(in millions)	Operating Leases	Finance Leases	Obligations
Years ending December 31,
2021 (excluding the six months ended June 30, 2021)	$211.4	$10.8	$185.2
2022	414.4	21.6	370.3
2023	402.6	20.8	370.4
2024	385.2	16.7	370.4
2025	382.5	16.7	370.5
Thereafter	7,824.3	376.8	9,095.3
Total lease payments	9,620.4	463.4	10,762.1
Less: Imputed interest	(5,161.6)	(247.4)	(6,647.2)
Present value of future lease payments	4,458.8	216.0	4,114.9
Less: Current portion of lease obligations	(133.0)	(7.1)	(37.4)
Long-term portion of lease obligations	$4,325.8	$208.9	$4,077.5

Total payments made under the Triple Net Leases were as follows:

	For the three months ended June 30,		For the six months ended June 30,
(in millions)	2021	2020	2021	2020
Penn Master Lease (1)	$120.7	$108.3	$238.7	$223.1
Pinnacle Master Lease (1)	82.1	81.8	163.4	164.3
Meadows Lease (1)	6.2	6.7	12.4	13.5
Margaritaville Lease	5.9	5.9	11.7	11.7
Greektown Lease	13.5	13.9	27.4	27.8
Morgantown Lease	0.7	—	1.5	—
Total (2)	$229.1	$216.6	$455.1	$440.4

(1)	During the three and six months ended June 30, 2020, we utilized rent credits to pay $72.1 million, $54.2 million and $4.5 million of rent under the Penn Master Lease, Pinnacle Master Lease and Meadows Lease, respectively.

(2)	Rent payable under the Tropicana Lease is nominal. Therefore, it has been excluded from the table above.

The components of lease expense were as follows:

		For the three months ended		For the six months ended
	Location on unaudited Consolidated Statements of	June 30,		June 30,
(in millions)	Operations and Comprehensive Income (Loss)	2021	2020	2021	2020
Operating Lease Costs
Rent expense associated with triple net operating leases (1)	General and administrative	$116.5	$103.8	$226.9	$201.3
Operating lease cost (2)	Primarily General and administrative	3.9	3.7	7.8	8.0
Short-term lease cost	Primarily Gaming expense	15.5	4.1	28.8	16.2
Variable lease cost (2)	Primarily Gaming expense	1.0	0.2	2.1	1.0
Total		$136.9	$111.8	$265.6	$226.5

Finance Lease Costs
Interest on lease liabilities (3)	Interest expense, net	$3.7	$3.8	$7.4	$7.7
Amortization of ROU assets (3)	Depreciation and amortization	2.1	2.0	4.0	4.0
Total		$5.8	$5.8	$11.4	$11.7

Financing Obligation Costs
Interest on financing obligations (4)	Interest expense, net	$105.3	$99.1	$207.9	$196.5

(1)	Pertains to the operating lease components contained within the Master Leases (primarily land), the Meadows Lease, the Margaritaville Lease, the Greektown Lease, and the Tropicana Lease, inclusive of the variable expense associated with Columbus and Toledo for the operating lease components (the land), which was $6.1 million and $9.3 million for the three and six months ended June 30, 2021, respectively; and $1.6 million and $4.7 million for the three and six months ended June 30, 2020 respectively, pertaining to Columbus.

(2)	Excludes the operating lease costs and variable lease costs pertaining to our triple net leases with our REIT landlords classified as operating leases, discussed in footnote (1) above.

(3)	Pertains to the Dayton and Mahoning Valley finance leases.

(4)	Pertains to the components contained within the Master Leases (primarily buildings) and Morgantown Lease determined to be financing obligations, inclusive of the variable expense associated with Columbus and Toledo for the finance lease components (the buildings), which was $5.5 million and $8.5 million for the three and six months ended June 30, 2021, respectively; and $2.2 million and $5.6 million for the three and six months ended June 30, 2020, respectively, pertaining to Columbus.

Note 10—Investments in and Advances to Unconsolidated Affiliates

As of June 30, 2021, investments in and advances to unconsolidated affiliates primarily consisted of the Company’s 36% interest in Barstool Sports; its 50% investment in Kansas Entertainment, the JV with NASCAR that owns Hollywood Casino at Kansas Speedway; its 50% interest in Freehold Raceway; and its 50% JV with MAXXAM, Inc. (“MAXXAM”) that owns and operates racetracks in Texas.

Investment in Barstool Sports

In February 2020, we closed on our investment in Barstool Sports pursuant to a stock purchase agreement with Barstool Sports and certain stockholders of Barstool Sports, in which we purchased 36% (inclusive of 1% on a delayed basis) of the common stock, par value $0.0001 per share, of Barstool Sports for a purchase price of $161.2 million. The purchase price consisted of $135.0 million in cash and $23.1 million in shares of a new class of non-voting convertible preferred stock of the Company (as discussed below). Within the three years after the closing of the transaction or earlier at our election, we will increase our ownership in Barstool Sports to approximately 50% by purchasing approximately $62.0 million worth of additional shares of Barstool Sports common stock, consistent with the implied valuation at the time of the initial investment, which was $450.0 million. With respect to the remaining Barstool Sports shares, we have immediately exercisable call rights, and the existing Barstool Sports stockholders have put rights exercisable beginning three years after closing, all based on a fair market value calculation at the time of exercise (subject to a cap of $650.0 million and, subject to such cap, a floor of 2.25 times the annualized revenue of Barstool Sports, all subject to various adjustments).

On February 20, 2020, the Company issued 883 shares of Series D Preferred Stock, par value $0.01 (the “Series D Preferred Stock”) to certain individual stockholders affiliated with Barstool Sports. 1/1,000th of a share of Series D Preferred Stock is convertible into one share of Penn Common Stock. The Series D Preferred Stock will be entitled to participate equally and ratably in all dividends and distributions paid to holders of Penn Common Stock based on the number of shares of Penn Common Stock into which such Series D Preferred Stock could convert. Series D Preferred Stock is nonvoting stock. The Series D Preferred Stock issued to certain individual stockholders affiliated with Barstool Sports will be available for conversion into Penn Common Stock in tranches over four years as stipulated in the stock purchase agreement, with the first 20% tranche having been available for conversion into Penn Common Stock in the first quarter of 2021. As of June 30, 2021, 26 shares of the Series D Preferred Stock can be converted into Penn Common Stock.

During the first quarter, the Company acquired 0.3% of Barstool Sports common stock, par value $0.0001 per share, as contemplated within the February 2020 stock purchase agreement which represents a partial settlement of the 1% purchase on a delayed basis as noted above. The acquisition of the acquired Barstool Sports common stock was settled through a predetermined number of Series D Preferred Stock as contained within the stock purchase agreement (see Note 13, “Stockholders’ Equity and Stock-Based Compensation,” for further information).

As a part of the stock purchase agreement, we entered into a commercial agreement that provides us with access to Barstool Sports’ customer list and exclusive advertising on the Barstool Sports platform over the term of the agreement. The initial term of the commercial agreement is ten years and, unless earlier terminated and subject to certain exceptions, will automatically renew for three additional ten-year terms (a total of 40 years assuming all renewals are exercised).

As of June 30, 2021 and December 31, 2020, we have an amortizing intangible asset pertaining to the customer list of $1.3 million and $1.6 million, respectively. As of June 30, 2021 and December 31, 2020, we have a prepaid expense pertaining to the advertising in the amount of $16.0 million, and $16.5 million respectively, of which $14.9 million and $15.4 million was classified as long-term, respectively. The long-term portion of the prepaid advertising expense is included in “Other assets” within our unaudited Consolidated Balance Sheets.

As of June 30, 2021 and December 31, 2020, our investment in Barstool Sports was $155.7 million and $147.5 million, respectively. We record our proportionate share of Barstool Sports’ net income or loss one quarter in arrears.

The Company determined that Barstool Sports qualified as a VIE as of June 30, 2021 and December 31, 2020. The Company did not consolidate the financial position of Barstool Sports as of June 30, 2021 and December 31, 2020, nor the results of operations for the three and six months ended June 30, 2021 and 2020, as the Company determined that it did not qualify as the primary beneficiary of Barstool Sports either at the commencement date of its investment or for subsequent periods, primarily as a result of the Company not having the power to direct the activities of the VIE that most significantly affect Barstool Sports’ economic performance.

Kansas Joint Venture

As of June 30, 2021 and December 31, 2020, our investment in Kansas Entertainment was $86.3 million and $85.2 million, respectively. During the three and six months ended June 30, 2021, the Company received distributions from Kansas Entertainment totaling $7.9 million and $13.4 million, respectively, as compared to no distributions for the three months ended June 30, 2020 and $8.7 million for the six months ended June 30, 2020. The Company deems these distributions to be returns on its investment based on the source of those cash flows from the normal business operations of Kansas Entertainment.

The Company has determined that Kansas Entertainment does not qualify as a VIE. Using the guidance for entities that are not VIEs, the Company determined that it did not have a controlling financial interest in the JV, primarily as it did not have the ability to direct the activities of the JV that most significantly impacted the JV’s economic performance without the input of NASCAR. Therefore, the Company did not consolidate the financial position of Kansas Entertainment as of June 30, 2021 and December 31, 2020, nor the results of operations for the three and six months ended June 30, 2021 and 2020.

Texas Joint Venture

The Company has a 50% interest in a JV with MAXXAM, which owns and operates the Sam Houston Race Park in Houston, Texas and the Valley Race Park in Harlingen, Texas, and holds a license for a racetrack in Austin, Texas.

On March 15, 2021, the Company entered into a purchase agreement to purchase the remaining 50% ownership interest in the Sam Houston Race Park and the Valley Race Park located in Texas as well as a license to operate a racetrack in Austin, Texas. See Note 6, “Acquisitions and Dispositions” for further information.

During the first quarter of 2020, we recorded an other-than-temporary impairment on our investment in the JV of $4.6 million, which is included in “Impairment losses” within our unaudited Consolidated Statements of Operations and Comprehensive Income (Loss). No further impairment loss was recorded for the three months ended June 30, 2020. No impairment was recorded for the three and six months ended June 30, 2021.

Note 11—Income Taxes

The Company calculates the provision for income taxes during interim reporting periods by applying an estimate of the annual effective tax rate to its year-to-date pretax book income or loss. The tax effects of discrete items, including but not limited to, excess tax benefits associated with stock-based compensation, are reported in the interim period in which they occur. The effective tax rate (income taxes as a percentage of income or loss before income taxes) including discrete items was 21.1% and 20.3% for the three and six months ended June 30, 2021, as compared to 21.4% and 16.1% for the three and six months ended June 30, 2020. Our effective income tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings, changes to our valuation allowance and the level of our tax credits. Certain of these and other factors, including our history and projections of pretax earnings, are considered in assessing our ability to realize our net deferred tax assets.

As of each reporting date, the Company considers all available positive and negative evidence that could affect its view of the future realization of deferred tax assets pursuant to ASC Topic 740, “Income Taxes.” As of June 30, 2021, we intend to continue maintaining a valuation allowance on our deferred tax assets until there is sufficient positive evidence to support the reversal of all or some portion of these allowances. A reduction in the valuation allowance would result in a significant decrease to income tax expense in the period the release is recorded. However, the exact timing and amount of the reduction in our valuation allowance are unknown at this time and will be subject to the earnings level we achieve in 2021 as well as our projected income levels in future periods. During the three months ended June 30, 2021, the Company decreased the valuation allowance in the amount of $12.9 million on certain federal and state deferred tax assets that are more likely than not to be realized. As of June 30, 2021 and December 31, 2020, prepaid income taxes of $31.6 million and $52.7 million, respectively, were included in “Prepaid expenses” within our unaudited Consolidated Balance Sheets.

Note 12—Commitments and Contingencies

The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions, development agreements and other matters arising in the ordinary course of business. Although the Company maintains what it believes to be adequate insurance coverage to mitigate the risk of loss pertaining to covered matters, legal and administrative proceedings can be costly, time-consuming and unpredictable. The Company does not believe that the final outcome of these matters will have a material adverse effect on its financial position, results of operations, or cash flows.

Note 13—Stockholders’ Equity and Stock-Based Compensation

Common Stock

On May 14, 2020, the Company completed a public offering of 16,666,667 shares of Penn Common Stock and on May 19, 2020, the underwriters exercised their right to purchase an additional 2,500,000 shares of Penn Common Stock, resulting in an aggregate public offering of 19,166,667 shares of Penn Common Stock. All of the shares were issued at a public offering price of $18.00 per share, resulting in gross proceeds of $345.0 million, and net proceeds of $331.2 million after underwriter fees and discounts of $13.8 million.

On May 11, 2021, as part of the acquisition of Hitpoint, the Company issued 43,684 shares for a total of $3.5 million. See Note 6, “Acquisitions and Dispositions.”

On June 17, 2021, the Company filed its Second Amended and Restated Articles of Incorporation with the Department of State of the Commonwealth of Pennsylvania. These Articles of Incorporation, as amended and restated and approved by the Company’s shareholders at the 2021 Annual Meeting of Shareholders, increase the number of authorized shares of common stock from 200,000,000 to 400,000,000.

Preferred Stock

On February 20, 2020, the Company issued 883 shares of Series D Preferred Stock, par value $0.01 per share, to certain individual stockholders affiliated with Barstool Sports as discussed in Note 10, “Investments in and Advances to Unconsolidated Affiliates.”

During the quarter ended March 31, 2021, 151.2 shares of Series D Preferred Stock were converted to Penn Common Stock. As a result of the conversion, the Company issued 151,200 shares of common stock with a par value of $0.01.

During the quarter ended March 31, 2021, the Company issued 43 shares of Series D Preferred Stock in conjunction with acquiring 0.3% of Barstool Sports common stock. The acquisition of the incremental Barstool Sports common stock represents a partial settlement of the 1% purchase on a delayed basis as described in Note 10, “Investments in and Advances to Unconsolidated Affiliates.”

As of June 30, 2021 and December 31, 2020, there were 5,000 shares authorized of Series D Preferred Stock of which 775 shares and 883 shares were outstanding, respectively.

2018 Long Term Incentive Compensation Plan

The Company’s 2018 Long Term Incentive Compensation Plan, as amended (the “2018 Plan”) permits it to issue stock options (incentive and/or non-qualified), stock appreciation rights (“SARs”), RSAs, restricted stock units (“RSUs”), cash-settled phantom stock units (“CPSUs”) and other equity and cash awards to employees. Non-employee directors and the chairman emeritus are eligible to receive all such awards, other than incentive stock options. Pursuant to the 2018 Plan, 12,700,000 shares of the Company’s common stock are reserved for issuance. For purposes of determining the number of shares available for issuance under the 2018 Plan, stock options and SARs (except cash-settled SARs) count against the 12,700,000 limit as one share of common stock for each share granted and restricted stock or any other full value stock award count as issuing 2.30 shares of common stock for each share granted. Any awards that are not settled in shares of common stock are not counted against the share limit. As of June 30, 2021, there were 5,011,193 shares available for future grants under the 2018 Plan.

On April 12, 2021, the Board of Directors granted 600,000 RSUs and 300,000 RSAs with market-based and service-based vesting conditions (collectively the “Stock Awards”), solely to the Company’s President and Chief Executive Officer. The Stock Awards are classified as equity with separate tranches and requisite service periods identified for each separately achievable component. The fair value of the Stock Awards was $48.7 million and was calculated using a Monte Carlo simulation. The fair value of the RSAs was estimated at $19.4 million and segregated into 15 tranches with expense recognition periods ranging from 2.2 to 6.0 years. The fair value of the RSUs was estimated at $29.3 million and segregated into 4 tranches with expense recognition periods ranging from 6.7 to 8.7 years. We recognized $1.9 million of stock compensation expense for the Stock Awards during the three and six months ended June 30, 2021.

Performance Share Program

In February 2019, the Company’s Compensation Committee of the Board of Directors adopted a performance share program (the “Performance Share Program II”) pursuant to the 2018 Plan. An aggregate of 107,297 RSAs with performance-based vesting conditions, at target, was granted in February 2020 under the Performance Share Program II, with the grant having a three-year award period consisting of three one-year performance periods and a three-year service period. The performance threshold for vesting of these awards is 50% of target and, based on the level of achievement, up to 150% of target.

An aggregate of 95,276 RSAs and RSUs with performance-based vesting conditions, at target, was granted in April 2021 under the Performance Share Program II, with the grant having a three-year award period consisting of three one-year performance periods and a three-year service period. The performance threshold for vesting of these awards is 50% of target and, based on the level of achievement, up to 150% of target.

Stock-based Compensation Expense

Stock-based compensation expense, which pertains principally to our stock options, RSAs and RSUs, for the three and six months ended June 30, 2021 was $9.2 million and $13.4 million, respectively, as compared to $2.9 million and $8.9 million for the three and six months ended June 30, 2020, respectively, and is included within the unaudited Consolidated Statements of Operations and Comprehensive Income (Loss) under “General and administrative.”

Stock Options

The Company granted 0.0 million and 0.2 million stock options during the three and six months ended June 30, 2021, respectively, as compared to 0.0 million and 0.6 million stock options during the three and six months ended June 30, 2020, respectively.

Cash-settled Phantom Stock Units

Our outstanding CPSUs entitle employees, non-employee directors, and the chairman emeritus to receive cash based on the fair value of the Company’s common stock on the vesting date. Our CPSUs vest over a period of three or four years. The cash-settled CPSUs are accounted for as liability awards and are re-measured at fair value each reporting period until they become vested with compensation expense being recognized over the requisite service period. The Company has a liability, which is included in “Accrued expenses and other current liabilities” within the unaudited Consolidated Balance Sheets, associated with its cash-settled CPSUs of $9.8 million and $10.1 million as of June 30, 2021 and December 31, 2020, respectively.

For CPSUs held by employees, non-employee directors, and the chairman emeritus of the Company, there was $12.4 million of total unrecognized compensation cost as of June 30, 2021 that will be recognized over the awards remaining weighted-average vesting period of 1.9 years. For the three and six months ended June 30, 2021, the Company recognized $1.0 million and $5.7 million of compensation expense associated with these awards, respectively, as compared to $1.9 million and $2.0 million for the three and six months ended June 30, 2020, respectively. Compensation expense associated with our CPSUs is recorded in “General and administrative” within the unaudited Consolidated Statements of Operations and Comprehensive Income (Loss). We paid $6.0 million and $2.8 million during the six months ended June 30, 2021 and 2020, respectively, pertaining to cash-settled CPSUs.

Stock Appreciation Rights

Our outstanding SARs are accounted for as liability awards since they will be settled in cash and vest over a period of four years. The fair value of cash-settled SARs is calculated each reporting period and estimated using the Black-Scholes option pricing model. The Company has a liability, which is included in “Accrued expenses and other current liabilities” within the unaudited Consolidated Balance Sheets, associated with its cash-settled SARs of $27.7 million and $54.6 million as of June 30, 2021 and December 31, 2020, respectively.

For SARs held by employees of the Company, there was $50.7 million of total unrecognized compensation cost as of June 30, 2021 that will be recognized over the awards remaining weighted-average vesting period of 2.3 years. The Company recognized a reduction to compensation expense of $9.9 million and a charge to compensation expense of $10.4 million for the three and six months ended June 30, 2021, respectively, as compared to a charge of $17.7 million and $12.2 million for the three and six months ended June 30, 2020, respectively. Compensation expense associated with our SARs is recorded in “General and administrative” within the unaudited Consolidated Statements of Operations and Comprehensive Income (Loss). We paid $38.0 million and $10.2 million during the six months ended June 30, 2021 and 2020, respectively, related to cash-settled SARs.

Other

In the second quarter of 2021, the Company entered into two promissory notes with shareholders for a total of $9.0 million. The promissory notes are unsecured and bear interest of 2.25%. The receivable is recorded as a reduction of equity within our unaudited Consolidated Balance Sheets and is presented within our unaudited Consolidated Statement of Changes in Stockholders’ Equity within the “other” caption.

Note 14—Earnings (Loss) per Share

For the three and six months ended June 30, 2021, we recorded net income attributable to Penn National. As such, we used diluted weighted-average common shares outstanding when calculating diluted income per share for the three and six months ended June 30, 2021. Stock options, RSAs, convertible preferred shares and convertible debt that could potentially dilute basic EPS in the future are included in the computation of diluted income per share.

For the three and six months ended June 30, 2020, we recorded a net loss attributable to Penn National. As such, because the dilution from potential common shares was antidilutive, we used basic weighted-average common shares outstanding, rather than diluted weighted-average common shares outstanding when calculating diluted loss per share for the three and six months ended June 30, 2020. Stock options, RSAs, convertible preferred shares and convertible debt that could potentially dilute basic EPS in the future that were not included in the computation of diluted loss per share were as follows:

	For the three months	For the six months
	ended June 30,	ended June 30,
(in millions)	2020	2020
Assumed conversion of dilutive stock options	1.5	1.8
Assumed conversion of dilutive RSAs	0.2	0.3
Assumed conversion of convertible preferred shares	0.8	0.6
Assumed conversion of convertible debt	7.9	4.0

The following table sets forth the allocation of net income for the three and six months ended June 30, 2021 under the two-class method. For the three and six months ended June 30, 2020 we did not utilize the two-class method due to incurring a net loss for the period.

	For the three months ended June 30,		For the six months ended June 30,
(in millions)	2021	2020	2021	2020
Net income (loss) attributable to Penn National	$198.7	$(213.9)	$289.7	$(822.5)
Net income applicable to preferred stock	1.0	—	1.5	—
Net income (loss) applicable to common stock	$197.7	$(213.9)	$288.2	$(822.5)

The following table reconciles the weighted-average common shares outstanding used in the calculation of basic EPS to the weighted-average common shares outstanding used in the calculation of diluted EPS for the three and six months ended June 30, 2021 and 2020:

	For the three months ended June 30,		For the six months ended June 30,
(in millions)	2021	2020	2021	2020
Weighted-average common shares outstanding	156.0	126.8	155.8	121.3
Assumed conversion of:
Dilutive stock options	2.2	—	2.4	—
Dilutive RSAs	0.4	—	0.5	—
Convertible debt	14.1	—	14.1	—
Weighted-average common shares outstanding - Diluted	172.7	126.8	172.8	121.3

RSAs and RSUs with performance and market based vesting conditions that have not been met as of June 30, 2021 were excluded from the computation of diluted earnings (loss) per share for the three and six months ended June 30, 2021.

In addition, 0.8 million shares from the assumed conversion of convertible preferred shares were excluded from the computation of diluted income per share for the three and six months ended June 30, 2021 because including them would have been anti-dilutive.

Options to purchase 0.2 million shares were outstanding during the three and six months ended June 30, 2021, respectively, compared to 3.0 million and 1.9 million during the three and six months ended June 30, 2020, respectively, but were not included in the computation of diluted earnings (loss) per share because they were anti-dilutive.

The following table presents the calculation of basic and diluted earnings (loss) per share for the Company’s common stock for the three and six months ended June 30, 2021 and 2020:

	For the three months ended June 30,		For the six months ended June 30,
(in millions, except per share data)	2021	2020	2021	2020
Calculation of basic earnings (loss) per share:
Net income (loss) applicable to common stock	$197.7	$(213.9)	$288.2	$(822.5)
Weighted-average common shares outstanding - basic	156.0	126.8	155.8	121.3
Basic earnings (loss) per share	$1.27	$(1.69)	$1.85	$(6.78)
Calculation of diluted earnings (loss) per share:
Net income (loss) applicable to common stock	$197.7	$(213.9)	$288.2	$(822.5)
Interest expense, net of tax (1):
Convertible Notes	4.3	—	8.6	—
Diluted income (loss) applicable to common stock	$202.0	$(213.9)	$296.8	$(822.5)
Weighted-average common shares outstanding - diluted	172.7	126.8	172.8	121.3
Diluted earnings (loss) per share	$1.17	$(1.69)	$1.72	$(6.78)

(1) The three and six months ended June 30, 2021 were tax-affected at a rate of 20%.

Note 15—Fair Value Measurements

ASC Topic 820, “Fair Value Measurements and Disclosures,” establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach, and cost approach). The levels of the hierarchy are described below:

•	Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets, such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions, as there is little, if any, related market activity.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy. The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is practicable to estimate. The fair value of the Company’s trade accounts receivable and payables approximates the carrying amounts.

Cash and Cash Equivalents

The fair value of the Company’s cash and cash equivalents approximates their carrying amount, due to the short maturity of the cash equivalents.

Equity Securities

As of June 30, 2021 and December 31, 2020, we held $161.9 million and $143.1 million in equity securities, respectively, including ordinary shares and warrants, which are reported as “Other assets” in our unaudited Consolidated Balance Sheets. These equity securities are the result of Penn Interactive entering into multi-year agreements with third-party sports betting operators for online sports betting and related iGaming market access across our portfolio. During the three and six months ended June 30, 2021, we recognized a holding loss of $7.4 million, and a holding gain of $18.8 million related to these equity securities, respectively, compared to a gain of $29.5 million and $7.7 million for three and six months ended June 30, 2020, respectively, which is included in “Other,” as reported in “Other income (expenses)” within our unaudited Consolidated Statements of Operations and Comprehensive Income (Loss).

The fair value of the equity securities was determined using Level 2 inputs, which use market approach valuation techniques. The primary inputs to those techniques include the quoted market price of the equity securities, foreign currency exchange rates, a discount for lack of marketability (“DLOM”) with respect to the ordinary shares, and a Black-Scholes option pricing model with respect to the warrants. The DLOM is based on the remaining term of the relevant lock-up periods and the volatility associated with the underlying equity securities. The Black-Scholes option pricing model utilizes the exercise price of the warrants, a risk-free rate, volatility associated with the underlying equity securities and the expected life of the warrants.

Held-to-maturity Securities and Promissory Notes

We have a management contract with Retama Development Corporation (“RDC”), a local government corporation of the City of Selma, Texas, to manage the day-to-day operations of Retama Park Racetrack, located outside of San Antonio, Texas. In addition, we own 1.0% of the equity of Retama Nominal Holder, LLC, which holds a nominal interest in the racing license used to operate Retama Park Racetrack, and a 75.5% interest in Pinnacle Retama Partners, LLC (“PRP”), which owns the contingent gaming rights that may arise if gaming under the existing racing license becomes legal in Texas in the future.

As of June 30, 2021 and December 31, 2020, PRP held $15.1 million in promissory notes issued by RDC and $6.7 million in local government corporation bonds issued by RDC, at amortized cost. The promissory notes and the local government corporation bonds are collateralized by the assets of Retama Park Racetrack. As of June 30, 2021 and December 31, 2020, the promissory notes and the local government corporation bonds were included in “Other assets” within our unaudited Consolidated Balance Sheets.

The contractual terms of these promissory notes include interest payments due at maturity; however, we have not recorded accrued interest on these promissory notes because uncertainty exists as to RDC’s ability to make interest payments. We have the positive intent and ability to hold the local government corporation bonds to maturity and until the amortized cost is recovered. The estimated fair values of such investments are principally based on appraised values of the land associated with Retama Park Racetrack, which are classified as Level 2 inputs.

Long-term Debt

The fair value of our Term Loan A Facility, Term Loan B-1 Facility, 5.625% Notes, and 2.75% Convertible Notes is estimated based on quoted prices in active markets and is classified as a Level 1 measurement. The fair value of our Revolving Credit Facility approximates its carrying amount as it is revolving, variable-rate debt, which we also classify as a Level 1 measurement.

Other long-term obligations as of June 30, 2021 and December 31, 2020 included a financing arrangement entered in February of 2021, the relocation fees for Dayton and Mahoning Valley, and the repayment obligation of the hotel and event center located near Hollywood Casino Lawrenceburg. See Note 8, “Long-term Debt” for details. The fair values of the Dayton and Mahoning Valley relocations fees and the Lawrenceburg repayment obligation are estimated based on rates consistent with the Company’s credit rating for comparable terms and debt instruments and are classified as Level 2 measurements.

Other Liabilities

Other liabilities as of June 30, 2021 and December 31, 2020 consisted of contingent purchase price liabilities related to Plainridge Park Casino and Hitpoint, which was acquired on May 11, 2021. The Hitpoint contingent purchase price liability is payable in $1.0 million installments in the form of cash and equity, on the first three anniversaries of the acquisition close date (May 11, 2021) and is based on the achievement of mutual goals established by the Company and Hitpoint. The Plainridge Park Casino contingent purchase price liability is calculated based on earnings of the gaming operations over the first ten years of operations, which commenced on June 24, 2015. As of June 30, 2021, we were contractually obligated to make five additional annual payments. The fair value of the Plainridge Park Casino contingent purchase price liability is estimated based on an income approach using a discounted cash flow model. These contingent purchase price liabilities have been classified as a Level 3 measurement and are included within our unaudited Consolidated Balance Sheets in “Accrued expenses and other current liabilities” or “Other long-term liabilities,” depending on the timing of the next payment.

The carrying amounts and estimated fair values by input level of the Company’s financial instruments were as follows:

	June 30, 2021
(in millions)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$2,274.7	$2,274.7	$2,274.7	$—	$—
Equity securities	$161.9	$161.9	$—	$161.9	$—
Held-to-maturity securities	$6.7	$6.7	$—	$6.7	$—
Promissory notes	$15.1	$15.1	$—	$15.1	$—
Puts and calls related to certain
Barstool Sports shares	$2.8	$2.8	$—	$2.8	$—
Financial liabilities:
Long-term debt
Senior Secured Credit Facilities	$1,572.4	$1,588.7	$1,588.7	$—	$—
5.625% Notes	$399.5	$415.0	$415.0	$—	$—
Convertible Notes	$246.5	$1,093.9	$1,093.9	$—	$—
Other long-term obligations	$141.9	$139.7	$—	$62.0	$77.7
Other liabilities	$14.4	$14.2	$—	$2.6	$11.6

	December 31, 2020
(in millions)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$1,853.8	$1,853.8	$1,853.8	$—	$—
Equity securities	$143.1	$143.1	$—	$143.1	$—
Held-to-maturity securities	$6.7	$6.7	$—	$6.7	$—
Promissory notes	$15.1	$15.1	$—	$15.1	$—
Financial liabilities:
Long-term debt
Senior Secured Credit Facilities	$1,600.3	$1,609.3	$1,609.3	$—	$—
5.625% Notes	$399.5	$418.0	$418.0	$—	$—
Convertible notes	$239.8	$1,274.5	$1,274.5	$—	$—
Other long-term obligations	$73.0	$72.8	$—	$72.8	$—
Other liabilities	$10.1	$10.1	$—	$2.8	$7.3
Puts and calls related to certain Barstool
Sports shares	$0.3	$0.3	$—	$0.3	$—

The following table summarizes the changes in fair value of our Level 3 liabilities measured on a recurring basis:

(in millions)	Other Liabilities
Balance as of January 1, 2021	$7.3
Additions	75.5
Interest	5.2
Included in earnings (1)	1.3
Balance as of June 30, 2021	$89.3

(1)	The expense is included in “General and administrative” within our unaudited Consolidated Statements of Operations and Comprehensive Income (Loss).

The following table summarizes the significant unobservable inputs used in calculating fair value for our Level 3 liabilities on a recurring basis as of June 30, 2021:

	Valuation Technique	Unobservable Input	Discount Rate
Other long-term obligation	Discounted cash flow	Discount rate	27.00%
Contingent purchase price - Plainridge Park Casino	Discounted cash flow	Discount rate	4.91%

Note 16—Segment Information

We have aggregated our operating segments into four reportable segments based on the similar characteristics of the operating segments within the regions in which they operate: Northeast, South, West and Midwest. The Other category is included in the following tables in order to reconcile the segment information to the consolidated information.

The Company utilizes Adjusted EBITDAR (as defined below) as its measure of segment profit or loss. The following table highlights our revenues and Adjusted EBITDAR for each reportable segment and reconciles Adjusted EBITDAR on a consolidated basis to net income (loss).

	For the three months ended June 30,		For the six months ended June 30,
(in millions)	2021	2020	2021	2020
Revenues:
Northeast segment	$652.5	$102.7	$1,223.4	$623.4
South segment	368.2	121.5	664.1	344.8
West segment	140.4	17.7	237.0	144.3
Midwest segment	294.8	36.0	529.5	264.1
Other (1)	97.7	27.6	185.6	47.9
Intersegment eliminations (2)	(7.8)	—	(18.9)	(2.9)
Total	$1,545.8	$305.5	$2,820.7	$1,421.6
Adjusted EBITDAR (3):
Northeast segment	$231.6	$(3.6)	$424.8	$120.9
South segment	177.1	44.4	311.0	97.0
West segment	61.4	(3.0)	96.6	21.6
Midwest segment	142.2	(4.6)	248.2	64.9
Other (1)	(25.7)	(8.7)	(47.0)	(27.6)
Total (3)	586.6	24.5	1,033.6	276.8

	For the three months ended June 30,		For the six months ended June 30,
(in millions)	2021	2020	2021	2020
Other operating benefits (costs) and other income (expenses):
Rent expense associated with triple net operating leases (4)	(116.5)	(103.8)	(226.9)	(201.3)
Stock-based compensation	(9.2)	(2.9)	(13.4)	(8.9)
Cash-settled stock-based awards variance	12.4	(16.1)	(9.1)	(7.2)
Gain on disposal of assets	0.1	28.5	0.2	27.9
Contingent purchase price	(1.2)	(0.8)	(1.3)	1.4
Pre-opening expenses (5)	0.4	(3.5)	(1.2)	(6.7)
Depreciation and amortization	(81.9)	(91.9)	(163.2)	(187.6)
Impairment losses	—	—	—	(616.1)
Insurance recoveries, net of deductible charges	—	—	—	0.1
Non-operating items of equity method investments (6)	(1.4)	(1.1)	(3.0)	(2.0)
Interest expense, net	(138.0)	(135.0)	(273.7)	(264.8)
Other (5)(7)	0.5	29.3	21.3	7.5
Income (loss) before income taxes	251.8	(272.8)	363.3	(980.9)
Income tax benefit (expense)	(53.1)	58.4	(73.7)	157.9
Net income (loss)	$198.7	$(214.4)	$289.6	$(823.0)

(1)	The Other category consists of the Company’s stand-alone racing operations, namely Sanford-Orlando Kennel Club and the Company’s JV interests in Sam Houston Race Park, Valley Race Park, and Freehold Raceway; our management contract for Retama Park Racetrack and our live and televised poker tournament series that operates under the trade name, Heartland Poker Tour (“HPT”). The Other category also includes Penn Interactive, which operates social gaming, our internally-branded retail sportsbooks, iGaming and our Barstool Sportsbook mobile app. Expenses incurred for corporate and shared services activities that are directly attributable to a property or are otherwise incurred to support a property are allocated to each property. The Other category also includes corporate overhead costs, which consist of certain expenses, such as: payroll, professional fees, travel expenses and other general and administrative expenses that do not directly relate to or have not otherwise been allocated to a property. In addition, the Other category includes our proportionate share of the Adjusted EBITDAR of Barstool Sports (as determined and discussed in footnotes (3) and (5) below).

(2)	Primarily represents the elimination of intersegment revenues associated with our internally-branded retail sportsbooks, which are operated by Penn Interactive.

(3)	We define Adjusted EBITDAR as earnings before interest expense, net; income taxes; depreciation and amortization; rent expense associated with triple net operating leases (see footnote (4) below); stock-based compensation; debt extinguishment and financing charges; impairment losses; insurance recoveries, net of deductible charges; changes in the estimated fair value of our contingent purchase price obligations; gain or loss on disposal of assets; the difference between budget and actual expense for cash-settled stock-based awards; pre-opening expenses (see footnote (5) below); and other. Adjusted EBITDAR is also inclusive of income or loss from unconsolidated affiliates, with our share of non-operating items (see footnote (5) below) added back for Barstool Sports and our Kansas Entertainment JV.

(4)	The Company’s triple net operating leases include the operating lease components contained within our triple net master lease dated November 1, 2013 with GLPI and the triple net master lease assumed in connection with our acquisition of Pinnacle Entertainment, Inc. (primarily land), our individual triple net leases with GLPI for the real estate assets used in the operation of Tropicana and Meadows Racetrack and Casino, and our individual triple net leases with VICI Properties Inc. for the real estate assets used in the operations of Margaritaville Casino Resort and Greektown Casino-Hotel.

(5)	During 2020 and during the first quarter of 2021, acquisition costs were included within pre-opening and acquisition costs. As of and for the quarter ended June 30, 2021, acquisition costs are presented as part of other expenses.

(6)	Consists principally of interest expense, net; income taxes; depreciation and amortization; and stock-based compensation expense associated with Barstool Sports and our Kansas Entertainment JV.

(7)	Principally includes holding gains and losses on our equity securities, which are discussed in Note 15, “Fair Value Measurements.” Additionally, includes finance transformation costs associated with the implementation of our new Enterprise Resource Management system, other non-recurring transaction costs, and non-recurring restructuring charges (primarily severance) associated with a company-wide initiative, triggered by the COVID-19 pandemic, designed to (i) improve the operational effectiveness across our property portfolio; (ii) improve the effectiveness and efficiency of our Corporate functional support area.

The table below presents capital expenditures by segment:

	For the three months ended June 30,		For the six months ended June 30,
(in millions)	2021	2020	2021	2020
Capital expenditures:
Northeast segment	$20.8	$21.7	$36.2	$52.0
South segment	6.3	3.8	8.1	7.8
West segment	—	1.6	3.2	4.1
Midwest segment	3.6	1.3	5.5	4.9
Other	8.2	2.5	11.6	4.9
Total capital expenditures	$38.9	$30.9	$64.6	$73.7

The table below presents investment in and advances to unconsolidated affiliates and total assets by segment:

(in millions)	Northeast	South	West	Midwest	Other (1)	Total
Balance sheet as of June 30, 2021
Investment in and advances to unconsolidated affiliates (2)	$0.1	$—	$—	$86.3	$190.9	$277.3
Total assets	$2,059.5	$1,206.2	$414.7	$1,225.5	$10,172.3	$15,078.2
Balance sheet as of December 31, 2020
Investment in and advances to unconsolidated affiliates (2)	$0.1	$—	$—	$85.2	$181.5	$266.8
Total assets	$1,958.4	$1,165.4	$401.5	$1,161.1	$9,980.9	$14,667.3

(1)	The real estate assets subject to the Master Leases, which are classified as either property and equipment, operating lease ROU assets, or finance lease ROU assets, are included within the Other category.

(2)	Our investment in Barstool Sports is included within the Other category.

Schedule B

Management’s Discussion & Analysis

See attached.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with, and is qualified in its entirety by, our Consolidated Financial Statements and the notes thereto, included in our Annual Report on Form 10-K, and other filings with the Securities and Exchange Commission. This management’s discussion and analysis of financial condition and results of operations includes discussion as of and for the year ended December 31, 2020 compared to December 31, 2019. Discussion of our financial condition and results of operations as of and for the year ended December 31, 2019 compared to December 31, 2018 can be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on February 27, 2020.

EXECUTIVE OVERVIEW

Our Business

Penn National Gaming, Inc., together with its subsidiaries (“Penn National,” the “Company,” “we,” “our,” or “us”), is a leading, diversified, multi-jurisdictional owner and manager of gaming and racing properties, retail and online sports betting operations, and video gaming terminal (“VGT”) operations. Our wholly-owned interactive division, Penn Interactive Ventures, LLC (“Penn Interactive”), operates retail sports betting across the Company’s portfolio, as well as online sports betting, online social casino, bingo and online casinos (“iGaming”). In February 2020, the Company acquired 36% (inclusive of 1% on a delayed basis) equity interest in Barstool Sports, Inc. (“Barstool Sports”), a leading digital sports, entertainment, lifestyle and media company, and entered into a strategic relationship with Barstool Sports, whereby Barstool Sports will exclusively promote the Company’s land-based retail sportsbooks, iGaming products and online sports betting products, including the Barstool Sportsbook mobile app, to its national audience. We launched an online sports betting app called Barstool Sports in Pennsylvania in September 2020 and in Michigan in January 2021. We also operate iGaming in Pennsylvania and Michigan. Our mychoice program currently has over 20 million members and provides such members with various benefits, including complimentary goods and/or services. The Company’s strategy has continued to evolve from an owner and manager of gaming and racing properties into an omni-channel provider of retail and online gaming, live racing and sports betting entertainment. We believe our continued evolution into a best-in-class omni-channel provider of retail and online gaming and sports betting entertainment will be a catalyst for our core land-based business, while also providing a platform for significant long-term shareholder value.

As of December 31, 2020, we owned, managed, or had ownership interests in 41 gaming and racing properties in 19 states and were licensed to offer live sports betting at our properties in Colorado, Illinois, Indiana, Iowa, Michigan, Mississippi, Nevada, Pennsylvania and West Virginia. The majority of the real estate assets (i.e., land and buildings) used in our operations are subject to triple net master leases; the most significant of which are the Penn Master Lease and the Pinnacle Master Lease (as such terms are defined in “Liquidity and Capital Resources” and collectively referred to as the “Master Leases”), with Gaming and Leisure Properties, Inc. (Nasdaq: GLPI) (“GLPI”), a real estate investment trust (“REIT”). In addition, we are currently developing two Category 4 satellite gaming casinos in Pennsylvania: Hollywood Casino York and Hollywood Casino Morgantown, both of which are expected to commence operations by the end of 2021.

Impact of the COVID-19 Pandemic and Company Response

On March 11, 2020, the World Health Organization declared the novel coronavirus (known as “COVID-19”) outbreak to be a global pandemic. We began temporarily suspending the operations of all of our properties between March 13, 2020 and March 19, 2020 pursuant to various orders from state gaming regulatory bodies or governmental authorities to combat the rapid spread of COVID-19. We began reopening our properties on May 18, 2020 with reduced gaming and hotel capacity and limited food and beverage offerings in order to accommodate comprehensive social distancing and health and safety protocols.

During the fourth quarter of 2020, our properties temporarily suspended operations in Pennsylvania, Michigan and Illinois and were subject to increased operational restrictions in Ohio and Massachusetts (among other states). Our Michigan property was temporarily closed on November 17, 2020 and reopened December 23, 2020. Our Pennsylvania properties were temporarily closed on December 12, 2020 and reopened on January 4, 2021. Our Illinois properties were temporarily closed on November 20, 2020 and began reopening with limited hours of operations beginning January 16, 2021 and throughout the week. The property closures were pursuant to various orders from state gaming regulatory bodies or governmental authorities to combat the rapid spread of COVID-19. As of February 26, 2021, all of our properties were open to the public with the exception of Zia Park and Valley Race Park, which remain closed. For a thorough discussion of the operating performance of our properties, see “Results of Operations” below.

Between March 13, 2020 and December 31, 2020, we entered into a series of transactions to improve our financial position and liquidity in light of the COVID-19 pandemic, including: (i) on March 13, 2020, we provided notice to our lenders to borrow the remaining available amount of $430.0 million under our Revolving Credit Facility; (ii) on March 27, 2020, we entered into a binding term sheet with GLPI (the “Term Sheet”) whereby GLPI agreed to (a) purchase the real estate assets associated with Tropicana Las Vegas (“Tropicana”) in exchange for rent credits of $307.5 million, which closed on April 16, 2020, and (b) a sale-leaseback of the land underlying our Hollywood Casino Morgantown (“Morgantown”) development project in Morgantown, Pennsylvania, in exchange for rent credits of $30.0 million, which closed on October 1, 2020; (iii) on May 14, 2020 (May 19, 2020 with respect to the underwriters’ exercising their options to acquire additional 2.75% Convertible Notes), we completed a public offering of $330.5 million aggregate principal amount of 2.75% Convertible Notes; (iv) on May 14, 2020 (May 19, 2020 with respect to the underwriters’ exercising their options to purchase additional shares), we completed a public offering of 19,166,667 aggregate shares of common stock, par value of $0.01 per share, of the Company (“Penn Common Stock”) for gross proceeds of $345.0 million; and (v) on September 24, 2020 (September 25, 2020 with respect to the underwriters’ exercising their options to purchase additional shares), we completed a public offering of 16,100,000 aggregate shares of Penn Common Stock for gross proceeds of $982.1 million. In addition, on April 14, 2020, the Company entered into an amendment to its Credit Agreement, which, among other things, provides it with relief from its financial covenants for a period of up to one year. On September 30, 2020, the Company fully repaid $670.0 million of outstanding borrowings under its Revolving Credit Facility. Further, on November 12, 2020 the Company prepaid $115.0 million of outstanding borrowings on its Term Loan B-1 Facility. The terms “Revolving Credit Facility,” “Convertible Notes,” “Credit Agreement” and “Term Loan B-1” are defined in “Liquidity and Capital Resources”.

The COVID-19 pandemic caused significant disruptions to our business and had a material adverse impact on our financial condition, results of operations and cash flows, the magnitude of which continues to develop based on (i) the timing and extent of the recovery in visitation and consumer spending at our properties; (ii) the continued impact of implementing social distancing and health and safety guidelines at our properties, including reductions in gaming, hotel capacity, limiting the number of food and beverage options and limiting other amenities; and (iii) whether any of our properties will be required to again temporarily suspend operations in the event that the pandemic significantly worsens. We are currently unable to determine whether, when or how the conditions surrounding the COVID-19 pandemic will change or whether the recovery in visitation and consumer spending is sustainable.

The Company could experience other potential adverse impacts as a result of the COVID-19 pandemic, including, but not limited to, further charges from adjustments to the carrying amount of goodwill and other intangible assets, long-lived asset impairment charges, or impairments of investments in joint ventures. In addition, the negative impacts of the COVID-19 pandemic may result in further changes in the amount of valuation allowance required. Actual results may differ materially from the Company’s current estimates as the scope of the COVID-19 pandemic evolves, depending largely, though not exclusively, on the impact of required capacity reductions, social distancing and health and safety guidelines, and the sustainability of current trends in recovery at our reopened properties.

Recent Acquisitions, Development Projects and Other

In February 2020, we closed on our investment in Barstool Sports pursuant to a stock purchase agreement with Barstool Sports and certain stockholders of Barstool Sports, in which we purchased 36% (inclusive of 1% on a delayed basis) of the common stock of Barstool Sports for a purchase price of $161.2 million. Within three years after the closing of the transaction (or earlier at our election), we will increase our ownership in Barstool Sports to approximately 50% by purchasing approximately $62 million worth of additional shares of Barstool Sports common stock, consistent with the implied valuation at the time of the initial investment, which was $450.0 million. With respect to the remaining Barstool Sports shares, we have immediately exercisable call rights, and the existing Barstool Sports stockholders have put rights exercisable beginning three years after closing, all based on a fair market value calculation at the time of exercise (subject to a cap of $650.0 million and a floor of 2.25 times the annualized revenue of Barstool Sports, all subject to various adjustments). Upon closing, we became Barstool Sports’ exclusive gaming partner for up to 40 years and have the sole right to utilize the Barstool Sports brand for all of our online and retail sports betting and iGaming products.

As noted above, Penn Interactive launched the Barstool Sports online sports betting app in Pennsylvania in September 2020 and in Michigan in January 2021. In addition, Penn Interactive has entered into multi-year agreements with leading sports betting operators for online sports betting and iGaming market access across our portfolio of properties.

In December 2020, the Company entered into a definitive agreement to purchase from GLPI the operations of Hollywood Casino Perryville for $31.1 million. The transaction is expected to close during the second or third quarter of 2021, subject to approval of the Maryland Lottery and Gaming Control Commission and other customary closing conditions. Simultaneous with the closing of the transaction, we would lease the real estate assets associated with Hollywood Casino Perryville from GLPI with initial annual rent of $7.8 million per year subject to escalation.

In May 2019, we acquired Greektown Casino-Hotel (“Greektown”) in Detroit, Michigan, subject to a triple net lease with VICI Properties Inc. (NYSE: VICI) (“VICI”, a REIT and collectively with GLPI, our “REIT Landlords”) (the “Greektown Lease”) and in January 2019, we acquired Margaritaville Casino Resort (“Margaritaville”) in Bossier City, Louisiana, subject to a triple net lease with VICI (the “Margaritaville Lease”). In March 2020, in light of the COVID-19 pandemic, we temporarily suspended construction of our development of two Category 4 satellite gaming casinos in Pennsylvania: Hollywood Casino York and Morgantown. We have since restarted construction and expect both casinos to open in late 2021, subject to regulatory approval.

In October 2018, the Company completed the acquisition of Pinnacle Entertainment, Inc. (“Pinnacle”), a leading regional gaming operator (the “Pinnacle Acquisition”). In connection with the Pinnacle Acquisition, we added 12 gaming properties to our portfolio, providing us with greater operational scale and geographic diversity. We assumed the Pinnacle Master Lease concurrently with the closing of the Pinnacle Acquisition to our holdings and has provided us with greater operational scale and geographic diversity.

We believe that our portfolio of assets provides us the benefit of geographically-diversified cash flow from operations. We expect to continue to expand our gaming operations through the implementation and execution of a disciplined capital expenditure program at our existing properties, the pursuit of strategic acquisitions and investments, and the development of new gaming properties. In addition, the partnership with Barstool Sports reflects our strategy to continue evolving from the nation’s largest regional gaming operator to a best-in-class omni-channel provider of retail and online gaming and sports betting entertainment.

Operating and Competitive Environment

Most of our properties operate in mature, competitive markets. We expect that the majority of our future growth will come from new business lines or distribution channels, such as retail and online gaming and sports betting; entrance into new jurisdictions; expansions of gaming in existing jurisdictions; and, to a lesser extent, improvements/expansions of our existing properties and strategic acquisitions of gaming properties. Our portfolio is comprised largely of well-maintained regional gaming facilities, which has allowed us to develop what we believe to be a solid base for future growth opportunities. We have also made investments in joint ventures that we believe will allow us to capitalize on additional gaming opportunities in certain states if legislation or referenda are passed that permit and/or expand gaming in these jurisdictions and we are selected as a licensee.

As reported by most jurisdictions, regional gaming industry trends have shown little revenue growth the last several years as numerous jurisdictions now permit gaming or have expanded their gaming offerings. In recent years, the proliferation of new gaming properties has impacted the overall domestic gaming industry as well as our results of operations in certain markets. Prior to the COVID-19 pandemic, the economic environment, specifically historically low levels of unemployment, strength in residential real estate prices, and high levels of consumer confidence, had resulted in a stable operating environment in recent years. The COVID-19 pandemic has increased the level of unemployment and decreased the level of consumer confidence. Our ability to succeed in this new environment will be predicated on our ability to adjust operations and cost structures at our reopened properties to reflect the new economic and health and safety conditions, operating our properties efficiently, realizing revenue and cost synergies from recent acquisitions, and offering our customers additional gaming experiences through our omni-channel distribution strategy. We seek to continue to expand our customer database through accretive acquisitions or investments, such as Barstool Sports, capitalize on organic growth opportunities from the development of new properties or the expansion of recently-developed business lines, and develop partnerships that allow us to enter new jurisdictions for iGaming and sports betting.

The gaming industry is characterized by an increasingly high degree of competition among a large number of participants, including riverboat casinos; dockside casinos; land-based casinos; video lottery; iGaming; online and retail sports betting; gaming at taverns; gaming at truck stop establishments; sweepstakes and poker machines not located in casinos; the potential for increased fantasy sports, significant growth of Native American gaming tribes, historic racing or state-sponsored i-lottery products in or adjacent to states we operate in; and other forms of gaming in the U.S. See the “Segment comparison of the years ended December 31, 2020 and 2019” section below for discussions of the impact of competition on our results of operations by reportable segment.

Key Performance Indicators

In our business, revenue is driven by discretionary consumer spending. We have no certain mechanism for determining why consumers choose to spend more or less money at our properties from period-to-period; therefore, we are unable to quantify a dollar amount for each factor that impacts our customers’ spending behaviors. However, based on our experience, we can generally offer some insight into the factors that we believe are likely to account for such changes and which factors may have a greater impact than others. For example, decreases in discretionary consumer spending have historically been brought about by weakened general economic conditions, such as lackluster recoveries from recessions, high unemployment levels, higher income taxes, low levels of consumer confidence, weakness in the housing market, and high fuel or other transportation costs. We believe that the COVID-19 pandemic has led to and will continue to lead to meaningful decreases in discretionary consumer spending and will continue to negatively impact visitation at our properties and the volume of play for the foreseeable future. In addition, visitation and the volume of play have historically been negatively impacted by significant construction surrounding our properties, adverse regional weather conditions and natural disasters. In all instances, such insights are based solely on our judgment and professional experience, and no assurance can be given as to the accuracy of our judgments.

The vast majority of our revenues is gaming revenue, which is highly dependent upon the volume and spending levels of customers at our properties. Our gaming revenue is derived primarily from slot machines (which represented approximately 87%, 92% and 92% of our gaming revenue in 2020, 2019 and 2018, respectively) and, to a lesser extent, table games and sports betting. Aside from gaming revenue, our revenues are derived from our hotel, dining, retail, commissions, program sales, admissions, concessions and certain other ancillary activities, and our racing operations.

Key performance indicators related to gaming revenue are slot handle and table game drop, which are volume indicators, and “win” or “hold” percentage. Our typical property slot win percentage is in the range of approximately 7% to 10% of slot handle, and our typical table game hold percentage is in the range of approximately 14% to 27% of table game drop.

Slot handle is the gross amount wagered during a given period. The win or hold percentage is the net amount of gaming wins and losses, with liabilities recognized for accruals related to the anticipated payout of progressive jackpots. Given the stability in our slot hold percentages on a historical basis, we have not experienced significant impacts to net income from changes in these percentages. For table games, customers usually purchase chips at the gaming tables. The cash and markers (extensions of credit granted to certain credit-worthy customers) are deposited in the gaming table’s drop box. Table game hold is the amount of drop that is retained and recorded as gaming revenue, with liabilities recognized for funds deposited by customers before gaming play occurs and for unredeemed gaming chips. As we are primarily focused on regional gaming markets, our table game hold percentages are fairly stable as the majority of these markets do not regularly experience high-end play, which can lead to volatility in hold percentages. Therefore, changes in table game hold percentages do not typically have a material impact to our results of operations and cash flows.

Under normal operating conditions, our properties generate significant operating cash flow since most of our revenue is cash-based from slot machines, table games, and pari-mutuel wagering. Our business is capital intensive, and we rely on cash flow from our properties to generate sufficient cash to satisfy our obligations under the Triple Net Leases (as defined in “Liquidity and Capital Resources”), repay debt, fund maintenance capital expenditures, fund new capital projects at existing properties and provide excess cash for future development and acquisitions. Additional information regarding our capital projects is discussed in “Liquidity and Capital Resources” below.

Reportable Segments

We view each of our gaming and racing properties as an operating segment with the exception of our two properties in Jackpot, Nevada, which we view as one operating segment. We consider our combined VGT operations, by state, to be separate operating segments. We aggregate our operating segments into four reportable segments: Northeast, South, West and Midwest. For a listing of our gaming properties and VGT operations included in each reportable segment, see Note 2, “Significant Accounting Policies,” in the notes to our Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following table highlights our revenues, net income (loss), and Adjusted EBITDA, on a consolidated basis, as well as our revenues and Adjusted EBITDAR by reportable segment. Such segment reporting is on a basis consistent with how we measure our business and allocate resources internally. We consider net income (loss) to be the most directly comparable financial measure calculated in accordance with generally accepted accounting principles in the United States (“GAAP”) to Adjusted EBITDA and Adjusted EBITDAR, which are non-GAAP financial measures. Refer to “Non-GAAP Financial Measures” below for the definitions of Adjusted EBITDA, Adjusted EBITDAR, and Adjusted EBITDAR margin; as well as a reconciliation of net income (loss) to Adjusted EBITDA, Adjusted EBITDAR and Adjusted EBITDAR margin.

	For the year ended December 31,
(dollars in millions)	2020	2019	2018
Revenues:
Northeast segment	$1,639.3	$2,399.9	$1,891.5
South segment	849.6	1,118.9	394.4
West segment	302.5	642.5	437.9
Midwest segment	681.4	1,094.5	823.7
Other (1)	125.0	47.5	40.4
Intersegment eliminations (2)	(19.1)	(1.9)	—
Total	$3,578.7	$5,301.4	$3,587.9

Net income (loss)	$(669.1)	$43.1	$93.5

Adjusted EBITDAR:
Northeast segment	$478.9	$720.8	$583.8
South segment	318.9	369.8	118.9
West segment	82.2	198.8	114.3
Midwest segment	258.3	403.6	294.3
Other (1)	(43.5)	(87.8)	(68.1)
Total(3)	1,094.8	1,605.2	1,043.2
Rent expense associated with triple net operating leases (4)	(419.8)	(366.4)	(3.8)
Adjusted EBITDA	$675.0	$1,238.8	$1,039.4

Net income (loss) margin	(18.7)%	0.8%	2.6%
Adjusted EBITDAR margin	30.6%	30.3%	29.1%

(1)	The Other category consists of the Company’s stand-alone racing operations, namely Sanford-Orlando Kennel Club and the Company’s joint venture interests in Sam Houston Race Park, Valley Race Park, and Freehold Raceway; our management contract for Retama Park Racetrack and our live and televised poker tournament series that operates under the trade name, Heartland Poker Tour (“HPT”). The Other category also includes Penn Interactive, which operates our social gaming, internally-branded retail sportsbooks, iGaming and our Barstool Sports online sports betting app. Expenses incurred for corporate and shared services activities that are directly attributable to a property or are otherwise incurred to support a property are allocated to each property. The Other category also includes corporate overhead costs, which consist of certain expenses, such as: payroll, professional fees, travel expenses and other general and administrative expenses that do not directly relate to or have not otherwise been allocated to a property. In addition, Adjusted EBITDAR of the Other category includes our proportionate share of the net income or loss of Barstool Sports after adding back our share of non-operating items (such as interest expense, net; income taxes; depreciation and amortization; and stock-based compensation expense).

(2)	Represents the elimination of intersegment revenues associated with Penn Interactive and HPT.

(3)	The total is a mathematical calculation derived from the sum of reportable segments (as well as the Other category). As noted within “Non-GAAP Financial Measures” below, Adjusted EBITDAR, and the related margin, is presented on a consolidated basis outside the financial statements solely as a valuation metric.

(4)	Solely comprised of rent expense associated with the operating lease components contained within the Master Leases (primarily land), the Tropicana Lease, the Meadows Lease, the Margaritaville Lease and the Greektown Lease (of which the Tropicana Lease, Meadows Lease, Margaritaville Lease and the Greektown Lease as defined in “Liquidity and Capital Resources” and are referred to collectively as our “triple net operating leases”). The finance lease components contained within the Master Leases (primarily buildings) and the financing obligation associated with the Morgantown Lease (as defined in “Liquidity and Capital Resources”) result in interest expense, as opposed to rent expense.

During the year ended December 31, 2020 and as of February 26, 2021, our properties temporary closure dates pursuant to various orders from state gaming regulatory bodies or governmental authorities to combat the rapid spread of COVID-19 are shown below:

		Temporary Closure and	Temporary Closure and Reopening
	Location	Reopening Date	Date
Northeast segment
Ameristar East Chicago	East Chicago, IN	March 16, 2020 - June 15, 2020
Greektown Casino-Hotel	Detroit, MI	March 16, 2020 - August 5, 2020	November 17, 2020 - December 23, 2020
Hollywood Casino Bangor	Bangor, ME	March 16, 2020 - July 10, 2020
Hollywood Casino at Charles Town Races	Charles Town, WV	March 18, 2020 - June 5, 2020
Hollywood Casino Columbus	Columbus, OH	March 13, 2020 - June 19, 2020
Hollywood Casino Lawrenceburg	Lawrenceburg, IN	March 16, 2020 - June 15, 2020
Hollywood Casino at Penn National Race Course	Grantville, PA	March 17, 2020 - June 19, 2020	December 12, 2020 - January 4, 2021
Hollywood Casino Toledo	Toledo, OH	March 13, 2020 - June 19, 2020
Hollywood Gaming at Dayton Raceway	Dayton, OH	March 13, 2020 - June 19, 2020
Hollywood Gaming at Mahoning Valley Race Course	Youngstown, OH	March 13, 2020 - June 19, 2020
Marquee by Penn (1)	Pennsylvania	March 19, 2020 - June 5, 2020	December 12, 2020 - January 4, 2021
Meadows Racetrack and Casino	Washington, PA	March 17, 2020 - June 9, 2020	December 12, 2020 - January 4, 2021
Plainridge Park Casino	Plainville, MA	March 15, 2020 - July 8, 2020

South segment
1st Jackpot Casino	Tunica, MS	March 17, 2020 - May 21, 2020
Ameristar Vicksburg	Vicksburg, MS	March 17, 2020 - May 21, 2020
Boomtown Biloxi	Biloxi, MS	March 17, 2020 - May 21, 2020
Boomtown Bossier City	Bossier City, LA	March 17, 2020 - May 20, 2020
Boomtown New Orleans	New Orleans, LA	March 17, 2020 - May 18, 2020
Hollywood Casino Gulf Coast	Bay St. Louis, MS	March 17, 2020 - May 21, 2020
Hollywood Casino Tunica	Tunica, MS	March 17, 2020 - May 21, 2020
L’Auberge Baton Rouge	Baton Rouge, LA	March 17, 2020 - May 18, 2020
L’Auberge Lake Charles	Lake Charles, LA	March 17, 2020 - May 18, 2020
Margaritaville Resort Casino	Bossier City, LA	March 17, 2020 - May 18, 2020

West segment
Ameristar Black Hawk	Black Hawk, CO	March 17, 2020 - June 17, 2020
Cactus Petes and Horseshu	Jackpot, NV	March 17, 2020 - June 4, 2020
M Resort	Henderson, NV	March 17, 2020 - June 4, 2020
Tropicana Las Vegas	Las Vegas, NV	March 17, 2020 - September 17, 2020
Zia Park Casino	Hobbs, NM	March 16, 2020 - remains closed

Midwest segment
Ameristar Council Bluffs	Council Bluffs, IA	March 17, 2020 - June 1, 2020
Argosy Casino Alton	Alton, IL	March 16, 2020 - July 1, 2020	November 20, 2020 - January 23, 2021
Argosy Casino Riverside	Riverside, MO	March 18, 2020 - June 1, 2020
Hollywood Casino Aurora	Aurora, IL	March 16, 2020 - July 1, 2020	November 20, 2020 - January 19, 2021
Hollywood Casino Joliet	Joliet, IL	March 16, 2020 - July 1, 2020	November 20, 2020 - January 22, 2021
Hollywood Casino at Kansas Speedway	Kansas City, KS	March 17, 2020 - May 25, 2020
Hollywood Casino St. Louis	Maryland Heights, MO	March 18, 2020 - June 16, 2020
Prairie State Gaming (1)	Illinois	March 16, 2020 - July 1, 2020	November 20, 2020 - January 16, 2021
River City Casino	St. Louis, MO	March 18, 2020 - June 16, 2020

Other
Freehold Raceway	Freehold, NJ	March 16, 2020 - August 27, 2020
Retama Park Racetrack	Selma, TX	March 19, 2020 - June 4, 2020
Sam Houston Race Park	Houston, TX	March 19, 2020 - June 4, 2020
Sanford-Orlando Kennel Club	Longwood, FL	March 13, 2020 - May 26, 2020
Valley Race Park	Harlingen, TX	March 19, 2020 - remains closed

(1)	VGT route operations

Consolidated comparison of the years ended December 31, 2020 and 2019

Revenues

The following table presents our consolidated revenues:

	For the year ended December 31,			$ Change		% Change
				2020 vs.	2019 vs.
(dollars in millions)	2020	2019	2018	2019	2018	2020 vs. 2019	2019 vs. 2018
Revenues
Gaming	$3,051.1	$4,268.7	$2,894.9	$(1,217.6)	$1,373.8	(28.5)%	47.5%
Food, beverage, hotel and other	527.6	1,032.7	629.7	(505.1)	403.0	(48.9)%	64.0%
Management service and license fees	—	—	6.0	—	(6.0)	—	(100.0)%
Reimbursable management costs	—	—	57.3	—	(57.3)	—	(100.0)%
Total revenues	$3,578.7	$5,301.4	$3,587.9	$(1,722.7)	$1,713.5	(32.5)%	47.8%

Gaming revenues and food, beverage, hotel and other revenues for the year ended December 31, 2020 decreased compared to the prior year primarily as a result of the COVID-19 pandemic, which caused temporary closures of all of our properties during the year, and upon subsequent property reopenings, our operations were impacted by operating restrictions. Our properties are subject to restrictions on gaming capacity, which depending on the jurisdiction, are generally 50% less gaming devices. Furthermore, due primarily to the implementation of social distancing and health and safety protocols, our properties are subject to reduced hotel capacity, limitations on the number of food and beverage offerings and limitations on other amenities. As a result, upon reopening our properties, gaming revenue now represents a larger portion of our total revenues, which we expect to continue until at least such time that social distancing and health and safety protocols are relaxed or no longer necessary.

Since reopening, our properties have generally experienced reduced visitation and higher spend per trip, as compared to pre-closure levels. We largely attribute the higher spend per trip to pent-up demand, visitation from our higher worth customers, and customers’ propensity to spend after a prolonged period of limited domestic commerce and upon receipt of government stimulus payments. In addition, in many of the states in which we operate, leisure alternatives remain partially limited (e.g., bars, concerts, entertainment events, etc.), which may have impacted our operating results upon reopening our properties. See “Segment comparison of the years ended December 31, 2020, and 2019” below for more detailed explanations of the fluctuations in revenues.

Operating expenses

The following table presents our consolidated operating expenses:

	For the year ended December 31,			$ Change		% Change
				2020 vs.	2019 vs.
(dollars in millions)	2020	2019	2018	2019	2018	2020 vs. 2019	2019 vs. 2018
Operating expenses
Gaming	$1,530.3	$2,281.8	$1,551.4	$(751.5)	$730.4	(32.9)%	47.1%
Food, beverage, hotel and other	337.7	672.7	439.3	(335.0)	233.4	(49.8)%	53.1%
General and administrative	1,130.8	1,187.7	618.9	(56.9)	568.8	(4.8)%	91.9%
Reimbursable management costs	—	—	57.3	—	(57.3)	—	(100.0)%
Depreciation and amortization	366.7	414.2	269.0	(47.5)	145.2	(11.5)%	54.0%
Impairment losses	623.4	173.1	34.9	450.3	138.2	260.1%	396.0%
Recoveries on loan loss and unfunded loan commitments	—	—	(17.0)	—	17.0	—	(100.0)%
Total operating expenses	$3,988.9	$4,729.5	$2,953.8	$(740.6)	$1,775.7	(15.7)%	60.1%

Gaming expenses consist primarily of salaries and wages associated with our gaming operations and gaming taxes. Food, beverage, hotel and other expenses consist principally of salaries and wages and costs of goods sold associated with our food, beverage, hotel, retail, racing, and other operations. Gaming, food, beverage, hotel and other expenses for the year ended December 31, 2020 decreased year over year primarily as a result of the temporary closures of all of our properties due to the COVID-19 pandemic, which reduced our salaries and wages, gaming taxes, costs of goods sold, and other expenses. As discussed above, our reopened properties are operating with reduced gaming, hotel capacity, limited food and beverage and limited other amenity offerings. As such, our properties are operating with a reduced workforce, which reduced our salaries and wages. In addition, our properties have reduced marketing costs, which reduces gaming expenses.

General and administrative expenses include items such as compliance, facility maintenance, utilities, property and liability insurance, surveillance and security, lobbying expenses, and certain housekeeping services, as well as all expenses for administrative departments such as accounting, purchasing, human resources, legal and internal audit. General and administrative expenses also include stock-based compensation expense; pre-opening and acquisition costs; gains and losses on disposal of assets; changes in the fair value of our contingent purchase price obligations; expense associated with cash-settled stock-based awards (including changes in fair value thereto); restructuring costs (primarily severance) associated with a company-wide initiative triggered by the COVID-19 pandemic; and rent expense associated with our triple net operating leases.

General and administrative expenses for the year ended December 31, 2020 decreased year over year primarily as a result of the actions taken to reduce our cost structure while our properties were temporarily closed, which included: (i) furloughing the vast majority of our employees and operating with a minimum staffing of less than 850 employees company-wide during the temporary closures; (ii) enacting meaningful compensation reductions to our remaining property and corporate leadership teams effective April 1, 2020 and through September 30, 2020 (compensation was fully restored effective October 1, 2020); and (iii) executing substantial reductions in operating expenses. In addition, we recognized a gain on disposal of assets of $29.2 million, which reduced general and administrative expenses in the current year. Additionally, the expense associated with the Company’s contingent purchase price obligations and preopening expenses decreased by $8.1 million and $10.5 million, respectively, as compared to the prior year period. Offsetting these decreases for the year ended December 31, 2020, as compared to the prior year, was an increase in expense associated with the Company’s cash-settled stock-based awards expense of $66.4 million, due to the increase in our stock price, and an increase in rent expense of $53.4 million, which principally relates to the Greektown Lease. Additionally, we incurred $13.4 million of restructuring costs, primarily related to employee severance as a result of the COVID-19 pandemic as described above.

Depreciation and amortization for the year ended December 31, 2020 decreased year over year primarily due to fixed assets becoming fully depreciated since December 31, 2019, a reduction in capital spend in 2020 due to the casino closures and a $2.7 million decrease in amortization expense at Penn Interactive. These were offset for the year ended December 31, 2020 by an increase of $3.2 million at Greektown, which was acquired in May 2019.

Impairment losses for the year ended December 31, 2020 primarily relate to impairments taken on our goodwill and other intangible assets of $113.0 million and $498.5 million, respectively, as a result of an interim impairment assessment during the first quarter of 2020. During the first quarter of 2020, we identified an indicator of impairment triggered by the COVID-19 pandemic, which caused all of our gaming properties to temporarily close. At the time of the interim impairment assessment, we revised our cash flow projections to reflect the current economic environment, including the uncertainty of the nature, timing and extent of reopening our gaming properties. Additionally, we recorded an impairment charge of $7.3 million resulting from an impairment analysis of the long-lived assets at the Tropicana Las Vegas and an impairment charge of $4.6 million on our investment in the Texas Joint Venture.

Other income (expenses)

The following table presents our consolidated other income (expenses):

	For the year ended December 31,			$ Change		% Change
				2020 vs.	2019 vs.
(dollars in millions)	2020	2019	2018	2019	2018	2020 vs. 2019	2019 vs. 2018
Other income (expenses)
Interest expense, net	$(543.2)	$(534.2)	$(538.4)	$(9.0)	$4.2	1.7%	(0.8)%
Income from unconsolidated affiliates	$13.8	$28.4	$22.3	$(14.6)	$6.1	(51.4)%	27.4%
Loss on early extinguishment of debt	$(1.2)	$—	$(21.0)	$(1.2)	$21.0	—	(100.0)%
Income tax benefit (expense)	$165.1	$(43.0)	$3.6	$208.1	$(46.6)	N/M	N/M
Other	$106.6	$20.0	$(7.1)	$86.6	$27.1	433.0%	N/M

N/M - Not meaningful

Interest expense, net increased for the year ended December 31, 2020, as compared to the prior year, due primarily to increases in interest expense related to our Master Leases of $8.8 million partially offset by an increase in capitalized interest of $1.9 million. Additionally, the interest expense associated with our long-term debt increased $1.8 million, as compared to the prior year, due primarily to the issuance of our 2.75% Convertible Notes, which offset the reduction in interest expense incurred on the Senior Secured Credit Facilities (as defined in “ Note 11, “Long-term Debt,”) from a decrease in the London Interbank Offered Rate (referred to as “LIBOR”) during the corresponding periods.

Income from unconsolidated affiliates relates principally to our Kansas Entertainment joint venture. The decrease for the year ended December 31, 2020, as compared to the prior year, was primarily due to a decrease in the results of operations of Hollywood Casino at Kansas Speedway, which temporarily closed on March 17, 2020 and reopened on May 25, 2020 and continues to be impacted by COVID-19 capacity restrictions. This decrease was partially offset by income earned from Barstool Sports.

Loss on early extinguishment of debt for the year December 31, 2020 related to the write-offs of previously unamortized debt issuance costs and debt discounts in connection with the prepayment of Term Loan B-1 Facility, (as defined in Note 11, “Long-term Debt,”). There were no principal prepayments of our long-term debt during the year ended December 31, 2019.

Income tax benefit (expense) for the year ended December 31, 2020, was a benefit of $165.1 million compared to income tax expense of $43.0 million in the prior year. Our effective tax rate was 19.8% for the year ended December 31, 2020, as compared to 49.9% for the year ended December 31, 2019. The Company’s effective tax rate for the year ended December 31, 2020 was lower than the federal statutory tax rate of 21% primarily driven by the increase in the valuation allowance (see Note 14, “Income Taxes”, in the notes to our Consolidated Financial Statements). The Company’s effective tax rate for the year ended December 31, 2019 was higher than the federal statutory tax rate of 21% primarily driven by the effect of the non-deductible goodwill impairment charge, non-deductible officers’ compensation, and higher state taxable income from operations.

Our effective income tax rate can vary each reporting period depending on, among other factors, the geographic and business mix of our earnings, changes to our valuation allowance, and the level of our tax credits. Certain of these and other factors, including our history and projections of pre-tax earnings, are considered in assessing our ability to realize our net deferred tax assets.

Other includes miscellaneous income and expense items. The amount for the years ended December 31, 2020 and 2019 relates primarily to unrealized holding gains of $106.7 million and $19.9 million, respectively, on equity securities (including warrants), which were acquired during the third quarter of 2019 in connection with Penn Interactive entering into multi-year agreements with sports betting operators for online sports betting and related iGaming market access across our portfolio.

Segment comparison of the years ended December 31, 2020 and 2019

Northeast Segment

	For the year ended December 31,			$ Change		% / bps Change
				2020 vs.	2019 vs.
(dollars in millions)	2020	2019	2018	2019	2018	2020 vs. 2019	2019 vs. 2018
Revenues:
Gaming	$1,495.1	$2,117.1	$1,644.2	$(622.0)	$472.9	(29.4)%	28.8%
Food, beverage, hotel and other	144.2	282.8	194.6	(138.6)	88.2	(49.0)%	45.3%
Management service and licensing fees	—	—	5.9	—	(5.9)	—	(100.0)%
Reimbursable management costs	—	—	46.8	—	(46.8)	—	(100.0)
Total revenues	$1,639.3	$2,399.9	$1,891.5	$(760.6)	$508.4	(31.7)%	26.9%
Adjusted EBITDAR	$478.9	$720.8	$583.8	$(241.9)	$137.0	(33.6)%	23.5%
Adjusted EBITDAR margin	29.2%	30.0%	30.9%			(80) bps	(90) bps

The Northeast segment’s results of operations for the year ended December 31, 2020 were primarily impacted by the COVID-19 pandemic. During the year ended December 31, 2020, our properties had temporary closures pursuant to various orders from state gaming regulatory bodies or governmental authorities to combat the rapid spread of COVID-19. All of our properties within the Northeast segment reopened and continue to operate with reduced gaming and hotel (if applicable) capacity, limited food and beverage and other amenity offerings. In response to the impact of the COVID-19 pandemic on our operations, we implemented cost saving initiatives to offset inevitable revenue degradation, such as: operating with a reduced workforce, focusing on higher margin gaming offerings, reducing marketing costs, and limiting certain lower margin food and beverage offerings.

For the year ended December 31, 2020 the Northeast segment’s total revenues, Adjusted EBITDAR and Adjusted EBITDAR margin decreased, as compared to the prior year, due to the temporary closures described above. While revenues and Adjusted EBITDAR decreased 31.7% and 33.6% compared to the prior year, Adjusted EBITDAR margin decreased 80 basis points primarily as a result of cost cutting measures and other structural changes put in place in response to the COVID-19 pandemic.

South Segment

	For the year ended December 31,			$ Change		% / bps Change
				2020 vs.	2019 vs.
(dollars in millions)	2020	2019	2018	2019	2018	2020 vs. 2019	2019 vs. 2018
Revenues:
Gaming	$684.0	$831.1	$302.9	$(147.1)	$528.2	(17.7)%	174.4%
Food, beverage, hotel and other	165.6	287.8	91.5	(122.2)	196.3	(42.5)%	214.5%
Total revenues	$849.6	$1,118.9	$394.4	$(269.3)	$724.5	(24.1)%	183.7%
Adjusted EBITDAR	$318.9	$369.8	$118.9	$(50.9)	$250.9	(13.8)%	211.0%
Adjusted EBITDAR margin	37.5%	33.1%	30.1%			440 bps	300 bps

The South segment’s results of operations for the year ended December 31, 2020 were primarily impacted by the COVID-19 pandemic and Hurricane Laura (described below). During the year ended December 31, 2020 our properties had temporary closures pursuant to various orders from state gaming regulatory bodies or governmental authorities to combat the rapid spread of COVID-19. All of our properties within the South segment reopened and continue to operate with reduced gaming, hotel (if applicable) capacity, limited food and beverage and other amenity offerings. In response to the COVID-19 pandemic on our operations, we implemented cost saving initiatives to offset inevitable revenue degradation, such as: operating with a reduced workforce, focusing on higher margin gaming offerings, reducing marketing costs, and limiting certain lower margin food and beverage offerings.

For the year ended December 31, 2020, the South segment’s total revenues and Adjusted EBITDAR decreased, as compared to the prior year, due to the temporary closures, operational restrictions, and social distancing measures described above. The Souths segment’s Adjusted EBITDAR margin increased 440 basis points for the year ended December 31, 2020, as compared to the prior year due to our cost structure savings initiatives described above.

On August 27, 2020, Hurricane Laura made landfall in Lake Charles, Louisiana and caused significant damage to L’Auberge Lake Charles, forcing it to close for approximately two weeks. The Company maintains insurance, subject to certain deductibles and coinsurance, for the repair or replacement of assets that suffered loss and provides coverage for interruption to our business, including lost profits. The Company received upfront prepayments of $47.5 million from our insurers related to our anticipated policy claim (i.e. an advance) for the year ended December 31, 2020. The insurance proceeds were recorded as an offset to recovery costs incurred (i.e. Receivables within our Consolidated Balance Sheets) and we did not recognize any gain or loss as a result of this event.

West Segment

	For the year ended December 31,			$ Change		% / bps Change
				2020 vs.	2019 vs.
(dollars in millions)	2020	2019	2018	2019	2018	2020 vs. 2019	2019 vs. 2018
Revenues:
Gaming	$194.2	$374.3	$228.0	$(180.1)	$146.3	(48.1)%	64.2%
Food, beverage, hotel and other	108.3	268.2	199.4	(159.9)	68.8	(59.6)%	34.5%
Reimbursable management costs	—	—	10.5	—	(10.5)	—	(100.0)%
Total revenues	$302.5	$642.5	$437.9	$(340.0)	$204.6	(52.9)%	46.7%
Adjusted EBITDAR	$82.2	$198.8	$114.3	$(116.6)	$84.5	(58.7)%	73.9%
Adjusted EBITDAR margin	27.2%	30.9%	26.1%			(370) bps	480 bps

The West segment’s results of operations for the year ended December 31, 2020 were primarily impacted by the COVID-19 pandemic. During the year ended December 31, 2020 our properties had temporary closures pursuant to various orders from state gaming regulatory bodies or governmental authorities to combat the rapid spread of COVID-19. All of our properties within the West segment reopened and continue to operate with reduced gaming, hotel (if applicable) capacity, limited food and beverage and other amenity offerings, with the exception of Zia Park which remains closed. In response to the COVID-19 pandemic on our operations, we implemented cost saving initiatives to offset inevitable revenue degradation, such as: operating with a reduced workforce, focusing on higher margin gaming offerings, reducing marketing costs, and limiting certain lower margin food and beverage offerings.

For the year ended December 31, 2020, the West segment’s total revenues, Adjusted EBITDAR and Adjusted EBITDAR margin decreased, as compared to the prior year, due to the temporary closures, operational restrictions, and social distancing measures described above.

Midwest Segment

	For the year ended December 31,			$ Change		% / bps Change
				2020 vs.	2019 vs.
(dollars in millions)	2020	2019	2018	2019	2018	2020 vs. 2019	2019 vs. 2018
Revenues:
Gaming	$615.2	$938.1	$719.8	$(322.9)	$218.3	(34.4)%	30.3%
Food, beverage, hotel and other	66.2	156.4	103.9	(90.2)	52.5	(57.7)%	50.5%
Total revenues	$681.4	$1,094.5	$823.7	$(413.1)	$270.8	(37.7)%	32.9%
Adjusted EBITDAR	$258.3	$403.6	$294.3	$(145.3)	$109.3	(36.0)%	37.1%
Adjusted EBITDAR margin	37.9%	36.9%	35.7%			100 bps	120 bps

The Midwest segment’s results of operations for the year ended December 31, 2020 were primarily impacted by the COVID-19 pandemic. During the year ended December 31, 2020 our properties had temporary closures pursuant to various orders from state gaming regulatory bodies or governmental authorities to combat the rapid spread of COVID-19. All of our properties within the Midwest segment reopened and continue to operate with reduced gaming, hotel (if applicable) capacity, limited food and beverage and other amenity offerings. In response to the COVID-19 pandemic on our operations, we implemented cost saving initiatives to offset inevitable revenue degradation, such as: operating with a reduced workforce, focusing on higher margin gaming offerings, reducing marketing costs, and limiting certain lower margin food and beverage offerings.

For the year ended December 31, 2020, the Midwest segment’s total revenues and Adjusted EBITDAR decreased, as compared to the prior year, due to the temporary closures, operational restrictions, and social distancing measures described above. The Midwest segment’s Adjusted EBITDAR margin increased 100 basis points for the year ended December 31, 2020, as compared to the prior year due to our cost structure savings initiatives described above.

Other

	For the year ended December 31,			$ Change		% / bps Change
				2020 vs.	2019 vs.
(dollars in millions)	2020	2019	2018	2019	2018	2020 vs. 2019	2019 vs. 2018
Revenues:
Gaming	$62.7	$8.8	$—	$53.9	$8.8	612.5%	—
Food, beverage, hotel and other	62.3	38.7	40.3	23.6	(1.6)	61.0%	(4.0)%
Management service and licensing fees	—	—	0.1	—	(0.1)	—	(100.0)%
Total revenues	$125.0	$47.5	$40.4	$77.5	$7.1	163.2%	17.6%
Adjusted EBITDAR	$(43.5)	$(87.8)	$(68.1)	$44.3	$(19.7)	(50.5)%	28.9%

Total revenues and Adjusted EBITDAR of the Other category increased for the year ended December 31, 2020, as compared to the prior year, primarily as a result of Penn Interactive. Penn Interactive’s operations benefited from the launch of the online Barstool Sportsbook in Pennsylvania in September 2020 and increases in online social and real-money gaming revenue. Real-money online gaming revenue benefited from an improved conversion of the mychoice database to our real-money gaming platform, and was also positively impacted by the temporary closures of Pennsylvania casinos throughout portions of 2020.

In addition to benefiting from Penn Interactive’s operating results, the increase in Adjusted EBITDAR is driven by decreases in corporate overhead costs of $20.5 million for the year ended December 31, 2020, principally driven by furloughs to team members, compensation reductions effective April 1, 2020 through September 30, 2020, and the overall reduction of expenses due to the temporary closures, as well as an overall permanent reduction to our workforce as a result of the COVID-19 pandemic, offset by increased expenses related to the ramp up of the Penn Interactive online sportsbook operations.

Non-GAAP Financial Measures

Use and Definitions

In addition to GAAP financial measures, management uses Adjusted EBITDA, Adjusted EBITDAR and Adjusted EBITDAR margin as non-GAAP financial measures. These non-GAAP financial measures should not be considered a substitute for, nor superior to, financial results and measures determined or calculated in accordance with GAAP. Each of these non-GAAP financial measures is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure of comparing performance among different companies.

We define Adjusted EBITDA as earnings before interest expense, net; income taxes; depreciation and amortization; stock-based compensation; debt extinguishment and financing charges; impairment losses; insurance recoveries and deductible charges; changes in the estimated fair value of our contingent purchase price obligations; gain or loss on disposal of assets, the difference between budget and actual expense for cash-settled stock-based awards; pre-opening and acquisition costs; and other income or expenses. Adjusted EBITDA is inclusive of income or loss from unconsolidated affiliates, with our share of non-operating items (such as interest expense, net; income taxes; depreciation and amortization; and stock-based compensation expense) added back for Barstool Sports and our Kansas Entertainment joint venture. Adjusted EBITDA is inclusive of rent expense associated with our triple net operating leases (the operating lease components contained within the Penn Master Lease and Pinnacle Master Lease (primarily land), the Meadows Lease, the Margaritaville Lease, the Greektown Lease and the Tropicana Lease). Although Adjusted EBITDA includes rent expense associated with our triple net operating leases, we believe Adjusted EBITDA is useful as a supplemental measure in evaluating the performance of our consolidated results of operations.

Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business, and is especially relevant in evaluating large, long-lived casino-hotel projects because it provides a perspective on the current effects of operating decisions separated from the substantial non-operational depreciation charges and financing costs of such projects. We present Adjusted EBITDA because it is used by some investors and creditors as an indicator of the strength and performance of ongoing business operations, including our ability to service debt, and to fund capital expenditures, acquisitions and operations. These calculations are commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare operating performance and value companies within our industry. In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including us, have historically excluded from their Adjusted EBITDA calculations certain corporate expenses that do not relate to the management of specific casino properties. However, Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with GAAP. Adjusted EBITDA information is presented as a supplemental disclosure, as management believes that it is a commonly used measure of performance in the gaming industry and that it is considered by many to be a key indicator of the Company’s operating results.

We define Adjusted EBITDAR as Adjusted EBITDA (as defined above) plus rent expense associated with triple net operating leases (which is a normal, recurring cash operating expense necessary to operate our business). Adjusted EBITDAR is presented on a consolidated basis outside the financial statements solely as a valuation metric. Management believes that Adjusted EBITDAR is an additional metric traditionally used by analysts in valuing gaming companies subject to triple net leases since it eliminates the effects of variability in leasing methods and capital structures. This metric is included as supplemental disclosure because (i) we believe Adjusted EBITDAR is traditionally used by gaming operator analysts and investors to determine the equity value of gaming operators and (ii) Adjusted EBITDAR is one of the metrics used by other financial analysts in valuing our business. We believe Adjusted EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing real estate; and (ii) using a multiple of Adjusted EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from operating leases related to real estate. However, Adjusted EBITDAR when presented on a consolidated basis is not a financial measure in accordance with GAAP and should not be viewed as a measure of overall operating performance or considered in isolation or as an alternative to net income because it excludes the rent expense associated with our triple net operating leases and is provided for the limited purposes referenced herein.

Adjusted EBITDAR margin is defined as Adjusted EBITDAR on a consolidated basis (as defined above) divided by revenues on a consolidated basis. Adjusted EBITDAR margin is presented on a consolidated basis outside the financial statements solely as a valuation metric. We further define Adjusted EBITDAR margin by reportable segment as Adjusted EBITDAR for each segment divided by segment revenues.

Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures

The following table includes a reconciliation of net income (loss), which is determined in accordance with GAAP, to Adjusted EBITDA, Adjusted EBITDAR and Adjusted EBITDAR margin, which are non-GAAP financial measures:

	For the year ended December 31,
(dollars in millions)	2020	2019	2018
Net income (loss)	$(669.1)	$43.1	$93.5
Income tax expense (benefit)	(165.1)	43.0	(3.6)
Loss on early extinguishment of debt	1.2	—	21.0
Income from unconsolidated affiliates	(13.8)	(28.4)	(22.3)
Interest expense, net	543.2	534.2	538.4
Other expense (income)	(106.6)	(20.0)	7.1
Operating income (loss)	(410.2)	571.9	634.1
Stock-based compensation (1)	14.5	14.9	12.0
Cash-settled stock-based award variance (1)(2)	67.2	0.8	(19.6)
(Gain) loss on disposal of assets (1)	(29.2)	5.5	3.2
Contingent purchase price (1)	(1.1)	7.0	0.5
Pre-opening and acquisition costs (1)	11.8	22.3	95.0
Depreciation and amortization	366.7	414.2	269.0
Impairment losses	623.4	173.1	34.9
Recoveries on loan loss and unfunded loan commitments	—	—	(17.0)
Insurance recoveries, net of deductible charges (1)	(0.1)	(3.0)	(0.1)
Income from unconsolidated affiliates	13.8	28.4	22.3
Non-operating items of equity method investments (3)	4.7	3.7	5.1
Other expenses (1)(4)	13.5	—	—
Adjusted EBITDA	675.0	1,238.8	1,039.4
Rent expense associated with triple net operating leases (1)	419.8	366.4	3.8
Adjusted EBITDAR	$1,094.8	$1,605.2	$1,043.2
Net income (loss) margin	(18.7)%	0.8%	2.6%
Adjusted EBITDAR margin	30.6%	30.3%	29.1%

(1)	These items are included in “General and administrative” within the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss).

(2)	Our cash-settled stock-based awards are adjusted to fair value each reporting period based primarily on the price of the Company’s common stock. As such, significant fluctuations in the price of the Company’s common stock during any reporting period could cause significant variances to budget on cash-settled stock-based awards. During the year ended December 31, 2020, the price of the Company’s common stock increased significantly, which resulted in unfavorable variances to budget.

(3)	Consists principally of interest expense, net; income taxes; depreciation and amortization; and stock-based compensation expense associated with Barstool Sports and our Kansas Entertainment joint venture.

(4)	Consists of non-recurring restructuring charges (primarily severance) associated with a company-wide initiative, triggered by the COVID-19 pandemic, designed to (i) improve the operational effectiveness across our property portfolio; and (ii) improve the effectiveness and efficiency of our Corporate functional support areas.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity and capital resources have been and will continue to be cash flow from operations, borrowings from banks and proceeds from the issuance of debt and equity securities. Our ongoing liquidity will depend on a number of factors, including available cash resources, cash flow from operations, acquisitions or investments, funding of construction for development projects, and our compliance with covenants contained under our debt agreements.

	For the year ended December 31,			$ Change		% Change
				2020 vs.	2019 vs.	2020 vs.	2019 vs.
(dollars in millions)	2020	2019	2018	2019	2018	2019	2018
Net cash provided by operating activities	$338.8	$703.9	$352.8	$(365.1)	$351.1	(51.9)%	99.5%
Net cash used in investing activities	$(233.7)	$(607.5)	$(1,423.1)	$373.8	$815.6	(61.5)%	(57.3)%
Net cash provided by (used in) financing activities	$1,310.1	$(122.4)	$1,272.1	$1,432.5	$(1,394.5)	N/M	N/M

N/M - Not meaningful

Operating Cash Flow

The decrease in net cash provided by operating activities of $365.1 million for the year ended December 31, 2020, is due to the temporary closures of our properties due to the COVID-19 pandemic, which significantly decreased cash receipts from customers. Offsetting this decrease was a $316.2 million decrease in cash paid for rent and interest payments, in total, under our Triple Net Leases, due primarily to utilizing rent credits to pay rent in the current year under the Master Leases, the Meadows Lease and the Morgantown Lease (offset by the increase in payments under the Greektown Lease due to the timing of the acquisition in the second quarter of 2019).

Investing Cash Flow

Net cash used in investing activities for the year ended December 31, 2020 decreased compared to the prior year primarily due to decrease in capital expenditures of $53.6 million in the current year and the 2019 acquisitions of the operations of Margaritaville and Greektown for $109.1 million and $289.2 million, respectively, both net of cash. As a part of the acquisitions of Margaritaville and Greektown, the Company entered into sale-leaseback transactions with VICI in the amounts of $261.1 million and $700.0 million, respectively, which had no net impact on net cash used in investing activities for the year ended December 31, 2019. In addition, during the year ended December 31, 2019, we paid $10.0 million for online and retail sports betting licenses in Pennsylvania. The decrease in capital expenditures in the current year primarily reflects our efforts to reduce or defer our planned Category 4 project capital expenditures as we mitigate the impact of the COVID-19 pandemic. These decreases were partially offset by our $135.0 million investment in Barstool Sports made during the first quarter of 2020.

Capital Expenditures

Capital expenditures are accounted for as either project capital (new facilities or expansions) or maintenance (replacement) capital expenditures. Cash provided by operating activities as well as cash available under our Revolving Credit Facility funded our capital expenditures for the years ended December 31, 2020, 2019 and 2018.

During the year ended December 31, 2020, we had capital expenditures of $137.0 million primarily related to our maintenance projects and our Category 4 development projects. For the year ending December 31, 2021, our expected capital expenditures are $296.8 million of which $98.9 million relates our Category 4 projects and $197.9 million relates to our maintenance projects. Our Category 4 projects are Hollywood Casino York and Hollywood Casino Morgantown. Hollywood Casino York, which is located in the York Galleria Mall in York County, will represent an overall capital investment of approximately $120.0 million inclusive of the gaming license. Hollywood Casino Morgantown is being built on a previously vacant 36-acre site in Berks County with a capital investment of approximately $111.0 million inclusive of the gaming license. We anticipate that both of these projects will be completed by the end of 2021.

Financing Cash Flow

Net cash provided by financing activities for the year ended December 31, 2020 was $1,310.1 million compared to net cash used in financing activities of $122.4 million in the prior year. The change is driven primarily by the separate public offerings of Penn Common Stock on May 14, 2020 and September 24, 2020, in which we received net proceeds of $331.2 million and $957.6 million, respectively. Additionally, we received $322.2 million of net proceeds from the issuance of the Convertible Notes. These proceeds were partially offset by net repayments under our Senior Secured Credit Facilities of $301.7 million. In the current year we fully repaid $670.0 million of outstanding borrowings under our Revolving Credit Facility and a $115.0 million prepayment of outstanding borrowings on our Term Loan B-1 Facility. In comparison, in the prior year net cash used by financing activities consisted principally of net repayments of long-term debt of $18.6 million despite the borrowing associated with the acquisition of Greektown, $51.6 million of principal payments on our financing obligations, $6.2 million of principal payments on our finance leases, and $24.9 million in payments related to the repurchase of common stock.

Debt Issuances, Redemptions and Other Long-term Obligations

On March 13, 2020, we borrowed the remaining available amount of $430.0 million under our Revolving Credit Facility. The Company elected to draw down the remaining available funds from its Revolving Credit Facility in order to maintain maximum financial flexibility in light of the COVID-19 pandemic. Through the use of our September 2020 equity raise proceeds, we fully repaid $670.0 million outstanding borrowings under our Revolving Credit Facility. Additionally, on November 12, 2020 the Company prepaid $115.0 million of outstanding borrowings on its Term Loan B-1 Facility.

On April 14, 2020, the Company entered into a second amendment to its Credit Agreement with its various lenders (the “Second Amendment”) to provide for certain modifications. During the period beginning on April 14, 2020 and ending on the earlier of (x) the date that is two business days after the date on which the Company delivers a covenant relief period termination notice to the administrative agent and (y) the date on which the administrative agent receives a compliance certificate for the quarter ending March 31, 2021 (the “Covenant Relief Period”), the Company will not have to comply with any Maximum Leverage Ratio or Minimum Interest Coverage Ratio (as such terms are defined in the Credit Agreement that was amended on January 19, 2017, the “Amended 2017 Credit Agreement”). During the Covenant Relief Period, the Company will be subject to a minimum liquidity covenant that requires cash and cash equivalents and availability under its Revolving Credit Facility to be (i) at least $400.0 million through April 30, 2020; (ii) $350.0 million during the period from May 1, 2020 through May 31, 2020; (iii) $300.0 million during the period from June 1, 2020 through June 30, 2020; and (iv) $225.0 million during the period from July 1, 2020 through March 31, 2021.

The Second Amendment also amended the financial covenants that are applicable after the Covenant Relief Period to permit the Company to (i) maintain a maximum consolidated total net leverage ratio of up to a ratio that varies by quarter, ranging between 5.50:1.00 and 4.50:1.00 in 2021 and 4.25:1.00 thereafter, tested quarterly on a pro forma trailing twelve month (“PF TTM”) basis; (ii) maintain a maximum senior secured net leverage ratio of up to a ratio that varies by quarter, ranging between 4.50:1.00 and 3.50:1.00 in 2021 and 3.00:1.00 thereafter, tested quarterly on a PF TTM basis; and (iii) maintain an interest coverage ratio of 2.50:1.00, tested quarterly on a PF TTM basis.

In addition, the Second Amendment (i) provides that, during the Covenant Relief Period, loans under the Revolving Credit Facility and the Term Loan A Facility shall bear interest at either a base rate or an adjusted LIBOR rate, in each case, plus an applicable margin, in the case of base rate loans, of 2.00%, and in the case of adjusted LIBOR rate loans, of 3.00%; (ii) provides that, during the Covenant Relief Period, the Company shall pay a commitment fee on the unused portion of the commitments under the Revolving Credit Facility at a rate of 0.50% per annum; (iii) provides for a 0.75% LIBOR floor applicable to all LIBOR loans under the Senior Secured Credit Facilities; (iv) carves out COVID-19 related effects from certain terms of the Senior Secured Credit Facilities during the Covenant Relief Period; and (v) makes certain other changes to the covenants and other provisions of the Credit Agreement.

In May 2020, the Company completed a public offering of $330.5 million aggregate principal amount of 2.75% unsecured convertible notes that mature, unless earlier converted, redeemed or repurchased, on May 15, 2026 (the “Convertible Notes”) at a price of par. After lender fees and discounts, net proceeds received by the Company were $322.2 million. Interest on the Convertible Notes is payable on May 15th and November 15th of each year, beginning on November 15, 2020.

The Convertible Notes are convertible into shares of the Company’s common stock at an initial conversion price of $23.40 per share, or 42.7350 shares, per $1,000 principal amount of notes, subject to adjustment if certain corporate events occur. However, in no event will the conversion exceed 55.5555 shares of common stock per $1,000 principal amount of notes. As of December 31, 2020, the maximum number of shares that could be issued to satisfy the conversion feature of the Convertible Notes is 18,360,815 and the amount by which the Convertible Notes if-converted value exceeded its principal amount was $1,255.3 million.

Prior to February 15, 2026, at their election, holders of the Convertible Notes may convert outstanding notes starting in the fourth quarter of 2020 if the trading price of the Company’s common stock exceeds 130% of the conversion price or, starting shortly after the issuance of the Convertible Notes, if the trading price per $1,000 principal amount of notes is less than 98% of the product of the trading price of the Company’s common stock and the conversion rate then in effect. The Convertible Notes may, at the Company’s election, be settled in cash, shares of common stock of the Company, or a combination thereof. The Company has the option to redeem the Convertible Notes, in whole or in part, beginning November 20, 2023.

In addition, the Convertible Notes convert into shares of the Company’s common stock upon the occurrence of certain corporate events that constitute a fundamental change under the indenture governing the Convertible Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of repurchase. In connection with certain corporate events or if the Company issues a notice of redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their Convertible Notes in connection with such corporate events or during the relevant redemption period for such Convertible Notes.

At December 31, 2020, we had $2,431.6 million in aggregate principal amount of indebtedness, including $1,628.1 million outstanding under our Senior Secured Credit Facilities, $330.5 million outstanding under our Convertible Notes, $400.0 million outstanding under our 5.625% senior unsecured notes, and $73.0 million outstanding in other long-term obligations. No amounts were drawn on our Revolving Credit Facility. We have no debt maturing prior to 2023. As of December 31, 2020 we had conditional obligations under letters of credit issued pursuant to the Senior Secured Credit Facilities with face amounts aggregating to $28.2 million resulting in $671.8 million available borrowing capacity under our Revolving Credit Facility.

Covenants

Our Senior Secured Credit Facilities and 5.625% Notes require us, among other obligations, to maintain specified financial ratios and to satisfy certain financial tests, including the Maximum Consolidated Total Net Leverage Ratio, Maximum Consolidated Senior Secured Net Leverage Ratio and Minimum Interest Coverage Ratio (as such terms are defined in our Amended 2017 Credit Agreement) as well as the Fixed Charge Coverage Ratio (as defined in the indenture governing our 5.625% Notes). In addition, our Senior Secured Credit Facilities and 5.625% Notes restrict, among other things, our ability to incur additional indebtedness, incur guarantee obligations, amend debt instruments, pay dividends, create liens on assets, make investments, engage in mergers or consolidations, and otherwise restrict corporate activities. As of December 31, 2020, the Company was in compliance with all required financial covenants. When our covenant relief period ends, the Company is subject to and expects to be in compliance with all required financial covenants including (i) Maximum Consolidated Total Net Leverage Ratio; (ii) Maximum Consolidated Senior Secured Net Leverage Ratio; and (iii) Minimum Interest Coverage Ratio (as discussed above) with the Company’s submission of its compliance certificate for the quarter ending March 31, 2021.

See Note 11, “Long-term Debt,” in the notes to our Consolidated Financial Statements for additional information of the Company’s debt and other long-term obligations.

Common Stock Offering

On May 14, 2020, the Company completed a public offering of 16,666,667 shares of Penn Common Stock and on May 19, 2020, the underwriters exercised their right to purchase an additional 2,500,000 shares of Penn Common Stock, resulting in an aggregate public offering of 19,166,667 shares of Penn Common Stock. All of the shares were issued at a public offering price of $18.00 per share, resulting in gross proceeds of $345.0 million, and net proceeds of $331.2 million after underwriter fees and discounts of $13.8 million.

On September 24, 2020, the Company completed a public offering of 14,000,000 shares of Penn Common Stock and on September 25, 2020, the underwriters exercised their right to purchase an additional 2,100,000 shares of Penn Common Stock, resulting in an aggregate public offering of 16,100,000 shares of Penn Common Stock. All of the shares were issued at a public offering price of $61.00 per share, resulting in gross proceeds of $982.1 million, and net proceeds of $957.6 million after underwriter fees and discounts of $24.5 million.

Triple Net Leases

The majority of the real estate assets used in the Company’s operations are subject to triple net master leases; the most significant of which are the Penn Master Lease and the Pinnacle Master Lease. Subsequent to the adoption of ASC 842, the Company’s Master Leases are accounted for as either operating leases, finance leases, or determined to continue to be financing obligations. Prior to the adoption of ASC 842, all components contained within the Master Leases were accounted for as financing obligations. In addition, five of the gaming facilities used in our operations are subject to individual triple net leases. As previously mentioned, we refer to the Penn Master Lease, the Pinnacle Master Lease, the Meadows Lease, the Margaritaville Lease, the Greektown Lease, the Tropicana Lease and the Morgantown Lease, collectively, as our Triple Net Leases.

Under our Triple Net Leases, in addition to lease payments for the real estate assets, we are required to pay the following, among other things: (1) all facility maintenance; (2) all insurance required in connection with the leased properties and the business conducted on the leased properties; (3) taxes levied on or with respect to the leased properties (other than taxes on the income of the lessor); (4) all tenant capital improvements; and (5) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. As of December 31, 2020, we are required to make annual minimum rent payments of $814.6 million. Additionally, our Triple Net Leases are subject to annual escalators and periodic percentage rent resets, as applicable. See Note 12, “Leases,” in the notes to our Consolidated Financial Statements for further discussion and disclosure related to the Company’s leases.

Payments to our REIT Landlords under Triple Net Leases

Total payments made to our REIT Landlords, GLPI and VICI, inclusive of rent credits utilized, were as follows:

	For the year ended December 31,
(in millions)	2020	2019	2018
Penn Master Lease (1)	$457.9	$457.9	$461.5
Pinnacle Master Lease (1)	326.9	328.6	70.3
Meadows Lease (1)	26.4	26.4	5.6
Margaritaville Lease	23.5	23.1	—
Greektown Lease	55.6	33.8	—
Morgantown Lease (1)	0.8	—	—
Total (2)	$891.1	$869.8	$537.4

(1)	During the twelve months ended December 31, 2020 we utilized rent credits to pay $190.7 million, $135.5 million, $11.0 million and $0.3 million of rent under the Penn Master Lease, Pinnacle Master Lease, Meadows Lease and Morgantown Lease, respectively.

(2)	Cash rent payable under the Tropicana Lease is nominal. Therefore, it has been excluded from the table above.

Share Repurchase Programs

In January 2019, the Company announced a share repurchase program pursuant to which the Board of Directors authorized the repurchase of up to $200.0 million of the Company’s common stock, which expired on December 31, 2020. During the year ended December 31, 2019, the Company repurchased 1,271,823 shares of its common stock in open market transactions for $24.9 million at an average price of $19.55 per share. All of the repurchased shares were retired. There were no repurchases of the Company’s common stock for the year ended December 31, 2020.

Other Contractual Cash Obligations

The following table presents our other contractual cash obligations as of December 31, 2020:

		Payments Due By Period
(in millions)	Total	2021	2022-2023	2024-2025	2026 and After
Purchase obligations	$149.1	$59.7	$33.3	$12.9	$43.2
Other liabilities reflected within our Consolidated Balance Sheets (1)	9.4	0.8	0.6	0.6	7.4
Total	$158.5	$60.5	$33.9	$13.5	$50.6

(1)	Excludes the liability for unrecognized tax benefits of $38.2 million, as we cannot reasonably estimate the period of cash settlement with the respective taxing authorities. Additionally, it does not include an estimate of the payments associated with our contingent purchase price obligations of $7.3 million as it is not a fixed obligation.

Outlook

Based on our current level of operations, we believe that cash generated from operations and cash on hand, together with amounts available under our Senior Secured Credit Facilities, will be adequate to meet our anticipated obligations under our Triple Net Leases, debt service requirements, capital expenditures and working capital needs for the foreseeable future. However, our ability to generate sufficient cash flow from operations will depend on a range of economic, competitive and business factors, many of which are outside our control, including the impact of the COVID-19 pandemic. We cannot be certain: (i) of the impact of the operating restrictions to accommodate social distancing and health and safety guidelines on our properties; (ii) of the magnitude and duration of the impact of the COVID-19 pandemic (including reoccurrences) on general economic conditions, capital markets, unemployment and our liquidity, operations, supply chain and personnel, including the potential that some or all of our properties may be forced to close or cease operations for a certain period of time; (iii) that the U.S. economy and our business will recover to levels that existed prior to the COVID-19 pandemic and on what time frame; (iv) that our anticipated earnings projections will be realized; (v) that we will achieve the expected synergies from our acquisitions; (vi) that future borrowings will be available under our Senior Secured Credit Facilities or otherwise will be available in the credit markets to enable us to service our indebtedness or to make anticipated capital expenditures. We caution you that the trends seen at our reopened properties (e.g., higher spend per trip) may not continue. In addition, while we anticipated that a significant amount of our future growth would come through the pursuit of opportunities within other distribution channels, such as retail and online sports betting, social gaming, retail gaming, and iGaming; from acquisitions of gaming properties at reasonable valuations; greenfield projects; and jurisdictional expansions and property expansion in under-penetrated markets; there can be no assurance that this will be the case given the uncertainty arising from the COVID-19 pandemic. If we consummate significant acquisitions in the future or undertake any significant property expansions, our cash requirements may increase significantly and we may need to make additional borrowings or complete equity or debt financings to meet these requirements. See “Risk Factors—Risks Related to Our Indebtedness and Capital Structure” within “Item 1A. Risk Factors,” of our Annual Report on Form 10-K for a discussion of the risks related to our capital structure.

We have historically maintained a capital structure comprised of a mix of equity and debt financing. We vary our leverage to pursue opportunities in the marketplace in an effort to maximize our enterprise value for our shareholders. We expect to meet our debt obligations as they come due through internally-generated funds from operations and/or refinancing them through the debt or equity markets prior to their maturity.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For information on new accounting pronouncements and the impact of these pronouncements on our Consolidated Financial Statements, see Note 3, “New Accounting Pronouncements,” in the notes to our Consolidated Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Consolidated Financial Statements in accordance with GAAP requires us to make estimates and judgments that are subject to an inherent degree of uncertainty. The nature of the estimates and assumptions are material due to the levels of subjectivity and judgment necessary to account for highly uncertain factors or the susceptibility of such factors to change. The development and selection of critical accounting estimates, and the related disclosures, have been reviewed with the Audit Committee of our Board of Directors. We believe the current assumptions and other considerations used to estimate amounts reflected in our Consolidated Financial Statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our Consolidated Financial Statements, the resulting changes could have a material adverse effect on our financial condition, results of operations and cash flows.

Goodwill and other intangible assets

As of December 31, 2020, the Company had $1,157.1 million in goodwill and $1,513.5 million in other intangible assets within its Consolidated Balance Sheet, representing 7.9% and 10.3% of total assets, respectively. The Company’s goodwill and other intangible assets are primarily the result of acquisitions of businesses and payments for gaming licenses. These intangible assets require significant management estimates and judgment pertaining to: (i) the valuation in connection with initial purchase price allocations and (ii) the ongoing evaluation for impairment. During the fourth quarter we performed our annual impairment analysis and the fair value of goodwill for all reporting units exceeded the carrying value by a substantial margin. Therefore, none of our reporting units incurred any goodwill impairment charges as a result of the annual assessment.

In connection with the Company’s acquisitions, valuations are completed to determine the allocation of the purchase price. The factors considered in the valuations include data gathered as a result of the Company’s due diligence in connection with the acquisitions, projections for future operations, and data obtained from third-party valuation specialists, as deemed appropriate. Goodwill represents the future economic benefits of a business combination measured as the excess purchase price over the fair market value of net assets acquired. Goodwill is tested annually, or more frequently if indicators of impairment exist.

For the quantitative goodwill impairment test, an income approach, in which a discounted cash flow (“DCF”) model is utilized, and a market-based approach using guideline public company multiples of earnings before interest, taxes, depreciation, and amortization from the Company’s peer group are utilized in order to estimate the fair market value of the Company’s reporting units. In determining the carrying amount of each reporting unit that utilizes real estate assets subject to the Triple Net Leases, if and as applicable, (i) the Company allocates each reporting unit their pro-rata portion of the right-of-use (“ROU”) assets, lease liabilities, and/or financing obligations, and (ii) pushes down the carrying amount of the property and equipment subject to such leases. In general, as it pertains to the Master Leases, such amounts are allocated based on the reporting unit’s projected Adjusted EBITDA as a percentage of the aggregate estimated Adjusted EBITDA of all reporting units subject to either of the Master Leases, as applicable. The Company compares the fair value of its reporting units to the carrying amounts. If the carrying amount of the reporting unit exceeds the fair value, an impairment is recorded equal to the amount of the excess (not to exceed the amount of goodwill allocated to the reporting unit).

We consider our gaming licenses, trademarks, and certain other intangible assets as indefinite-lived intangible assets that do not require amortization based on our future expectations to operate our gaming properties indefinitely as well as our historical experience in renewing these intangible assets at minimal cost with various state commissions. Rather, these intangible assets are tested annually for impairment, or more frequently if indicators of impairment exist, by comparing the fair value of the recorded assets to their carrying amount. If the carrying amounts of the indefinite-lived intangible assets exceed their fair value, an impairment loss is recognized. We complete the testing of our indefinite-lived intangible assets prior to assessing our goodwill for impairment. Our annual goodwill and other indefinite-lived intangible assets impairment test is performed on October 1st of each year.

We assess the fair value of our gaming licenses using the Greenfield Method under the income approach, which estimates the fair value of the gaming license using a DCF model assuming we built a new casino with similar utility to that of the existing casino. The method assumes a theoretical start-up company going into business without any assets other than the intangible asset being valued. As such, the value of the gaming license is a function of the following assumptions:

•	Projected revenues and operating cash flows (including an allocation of the projected payments under any applicable Triple Net Lease);

•	Estimated construction costs and duration;

•	Pre-opening costs; and

•	Discounting that reflects the level of risk associated with receiving future cash flows attributable to the license.

We assess the fair value of our trademarks using the relief-from-royalty method under the income approach. The principle behind this method is that the value of the trademark is equal to the present value of the after-tax royalty savings attributable to the owned trademark. As such, the value of the trademark is a function of the following assumptions:

•	Projected revenues;

•	Selection of an appropriate royalty rate to apply to projected revenues; and

•	Discounting that reflects the level of risk associated with the after-tax revenue stream associated with the trademark.

The evaluation of goodwill and indefinite-lived intangible assets requires the use of estimates about future operating results of each reporting unit to determine the estimated fair value of the reporting unit and the indefinite-lived intangible assets. The Company must make various assumptions and estimates in performing its impairment testing. The implied fair value includes estimates of future cash flows (including an allocation of the projected payments under any applicable Triple Net Lease) that are based on reasonable and supportable assumptions which represent the Company’s best estimates of the cash flows expected to result from the use of the assets including their eventual disposition. Changes in estimates, increases in the Company’s cost of capital, reductions in transaction multiples, changes in operating and capital expenditure assumptions or application of alternative assumptions and definitions could produce significantly different results. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from the Company’s estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future periods. Our estimates of cash flows are based on the current regulatory and economic climates (including as a result of COVID-19), recent operating information and budgets of the various properties where it conducts operations. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting our properties.

Forecasted cash flows (based on our annual operating plan as determined in the fourth quarter) can be significantly impacted by the local economy in which our reporting units operate, as illustrated by the COVID-19 pandemic which caused temporary suspension of our operations pursuant to various orders from state gaming regulatory bodies or governmental authorities. Increases in unemployment rates can also result in decreased customer visitations and/or lower customer spend per visit. In addition, the impact of new legislation which approves gaming in nearby jurisdictions or further expands gaming in jurisdictions where our reporting units currently operate can result in opportunities for us to expand our operations. However, it also has the impact of increasing competition for our established properties which generally will have a negative effect on those locations’ profitability once competitors become established as a certain level of cannibalization occurs absent an overall increase in customer visitations. Additionally, increases in gaming taxes approved by state regulatory bodies can negatively impact forecasted cash flows.

Assumptions and estimates about future cash flow levels and multiples by individual reporting units are complex and subjective. They are sensitive to changes in underlying assumptions and can be affected by a variety of factors, including external factors, such as industry, geopolitical and economic trends, and internal factors, such as changes in the Company’s business strategy, which may re-allocate capital and resources to different or new opportunities which management believes will enhance its overall value but may be to the detriment of an individual reporting unit.

Once an impairment of goodwill or other intangible asset has been recorded, it cannot be reversed. Since the Company’s goodwill and other indefinite-lived intangible assets are not amortized, there may be volatility in reported net income or loss because impairment losses, if any, are likely to occur irregularly and in varying amounts. Intangible assets that have a definite life are amortized on a straight-line basis over their estimated useful lives or related service contract. The Company reviews the carrying amount of its amortizing intangible assets for possible impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the carrying amount of the amortizing intangible assets exceed their fair value, an impairment loss is recognized.

Revenue and earnings streams within our industry can vary significantly based on various circumstances, which in many cases are outside of the Company’s control, and as such are difficult to predict and quantify. We have disclosed several of these circumstances in “Item 1A. Risk Factors” of our Annual Report on Form 10-K. Circumstances include, for instance, temporary property closures as a result of COVID-19, changes in legislation that approves gaming in nearby jurisdictions, further expansion of gaming in jurisdictions where we currently operate, new state legislation that requires the implementation of smoking restrictions at our casinos or any other events outside of our control that make the customer experience less desirable.

During the first quarter of 2020, we identified an indicator of impairment as a result of the COVID-19 pandemic and recognized impairments on our goodwill, gaming licenses and trademarks, of $113.0 million, $437.0 million and $61.5 million, respectively. Upon reopening of our gaming facilities and throughout the fourth quarter of 2020 we undertook various initiatives to mitigate the impact of regulatory restrictions imposed as a result of the COVID-19 pandemic. We completed our annual assessment for impairment as of October 1, 2020, which did not result in any impairment charges to goodwill, gaming licenses and trademarks. See Note 9, “Goodwill and Other Intangible Assets,” in the notes to our Consolidated Financial Statements.

Income taxes

Under ASC Topic 740, “Income Taxes” (“ASC 740”), deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured at the prevailing enacted tax rates that will be in effect when these differences are settled or realized. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The realizability of the net deferred tax assets is evaluated each reporting period by assessing the valuation allowance and by adjusting the amount of the allowance, if necessary. Pursuant to ASC 740, in evaluating the more-likely-than-not standard, we consider all available positive and negative evidence including projected future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. In the event the Company determines that the deferred income tax assets would be realized in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be recorded, which would reduce the provision for income taxes.

ASC 740 suggests that additional scrutiny should be given to deferred tax assets of an entity with cumulative pre-tax losses during the three most recent years and is widely considered significant negative evidence that is objective and verifiable and therefore, difficult to overcome. For the year ended December 31, 2020, we have cumulative pre-tax losses and considered this factor in our analysis of deferred taxes. Additionally, we expect to remain in a three year cumulative loss position in the near future. As a result, the Company has recorded a valuation allowance against its net deferred tax assets, excluding assets that can be realized based on our ability to carry back losses to recoup taxes previously paid and excluding the reversal of deferred tax liabilities related to indefinite-lived intangibles. We intend to continue to maintain a valuation allowance on our net deferred tax assets until there is sufficient positive evidence to support the reversal of all or some portion of these allowances.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with, and is qualified in its entirety by, the unaudited Consolidated Financial Statements and the notes thereto included in our Quarterly Report on Form 10-Q, and the Consolidated Financial Statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-K for the year ended December 31, 2020.

EXECUTIVE OVERVIEW

Our Business

Penn National Gaming, Inc., together with its subsidiaries (“Penn National,” the “Company,” “we,” “our,” or “us”), is a leading, diversified, multi-jurisdictional owner and manager of gaming and racing properties, online gaming, retail and online sports betting operations, and video gaming terminal (“VGT”) operations. Our wholly-owned interactive division, Penn Interactive Ventures, LLC (“Penn Interactive”), operates retail sports betting across the Company’s portfolio, as well as online sports betting, online social casino, bingo and online casinos (“iGaming”). The Company holds a 36% (inclusive of 1% on a delayed basis) equity interest in Barstool Sports, Inc. (“Barstool Sports”), a leading digital sports, entertainment, lifestyle and media company, and entered into a strategic relationship with Barstool Sports, whereby Barstool Sports will exclusively promote the Company’s land-based retail sportsbooks, iGaming products and online sports betting products, including the Barstool Sportsbook mobile app, to its national audience. We launched an app called Barstool Sportsbook and Casino in Pennsylvania, Michigan, Illinois and Indiana, and anticipate extending this footprint to other states by the end of the year. Our mychoice® customer loyalty program (the “mychoice program”) currently has over 20 million members and provides such members with various benefits, including complimentary goods and/or services. The Company’s strategy continues to evolve from an owner and manager of gaming and racing properties into an omni-channel provider of retail and online gaming, and sports betting entertainment.

As of June 30, 2021, we owned, managed, or had ownership interests in 41 gaming and racing properties in 19 states and were licensed to offer live sports betting at our properties in Colorado, Illinois, Indiana, Iowa, Michigan, Mississippi, Nevada, Pennsylvania and West Virginia. The majority of the real estate assets (i.e., land and buildings) used in our operations are subject to triple net master leases; the most significant of which are the Penn Master Lease and the Pinnacle Master Lease (as such terms are defined in “Liquidity and Capital Resources” and collectively referred to as the “Master Leases”), with Gaming and Leisure Properties, Inc. (Nasdaq: GLPI) (“GLPI”), a real estate investment trust (“REIT”). In addition, we will soon commence operations of two Category 4 satellite gaming casinos in Pennsylvania: Hollywood Casino York, which is scheduled to open August 12, 2021, and Hollywood Casino Morgantown is expected to commence operations by the end of 2021.

Update on the Impact of the COVID-19 Pandemic: As of June 30, 2021, all of our properties have reopened, and majority of our properties are operating at full capacity while adhering to state mandated health and safety protocols.

Recent Acquisitions, Development Projects and Other

In February 2020, we closed on our investment in Barstool Sports pursuant to a stock purchase agreement with Barstool Sports and certain stockholders of Barstool Sports, in which we purchased 36% (inclusive of 1% on a delayed basis) of the common stock of Barstool Sports for a purchase price of $161.2 million. Within three years after the closing of the transaction (or earlier at our election), we will increase our ownership in Barstool Sports to approximately 50% by purchasing approximately $62.0 million worth of additional shares of Barstool Sports common stock, consistent with the implied valuation at the time of the initial investment, which was $450.0 million. With respect to the remaining Barstool Sports shares, we have immediately exercisable call rights, and the existing Barstool Sports stockholders have put rights exercisable beginning three years after closing, all based on a fair market value calculation at the time of exercise (subject to a cap of $650.0 million and, subject to such cap, a floor of 2.25 times the annualized revenue of Barstool Sports, all subject to various adjustments). Upon closing, we became Barstool Sports’ exclusive gaming partner for up to 40 years and have the sole right to utilize the Barstool Sports brand for all of our online and retail sports betting and iGaming products.

As noted above, Penn Interactive operates the Barstool Sports mobile app in Pennsylvania, Michigan, Illinois and Indiana. In addition, Penn Interactive has entered into multi-year agreements with leading sports betting operators for online sports betting and iGaming market access across our portfolio of properties.

On May 11, 2021, we acquired 100% of the outstanding equity of HitPoint Inc. and Lucky Point Inc. (collectively, “Hitpoint”). The purchase price totaled $12.7 million, consisting of $6.2 million in cash, $3.5 million of the Company’s common equity, and a $3.0 million contingent liability. The contingent liability is payable in annual installments over three years, through a combination of cash and the Company’s common equity, and is based on achievement of certain performance factors. The preliminary purchase price allocation resulted in recognition of $8.5 million of goodwill, $4.3 million in developed technology which is included in “Other intangible assets, net” within the unaudited Consolidated Balance Sheets, along with other miscellaneous operating assets and liabilities.

On April 16, 2020, we sold the real estate assets associated with our Tropicana Las Vegas Hotel and Casino, Inc. (“Tropicana”) property to GLPI in exchange for rent credits of $307.5 million and utilized them to pay rent under our existing Master Leases and the Meadows Racetrack and Casino Lease (as defined in Note 9, “Leases” of our unaudited Consolidated Financial Statements,) beginning in May 2020. Contemporaneous with the sale, the Company entered into the Tropicana Lease (as defined and discussed in Note 9, “Leases” of our unaudited Consolidated Financial Statements ). Pursuant to the purchase agreement, GLPI would conduct a sale process with respect to both the real estate assets and the operations of Tropicana for up to 24 months (the “Sale Period”), with the Company receiving (i) 75% of the proceeds above $307.5 million plus certain taxes, expenses and costs if an agreement for such sale is signed in the first 12 months of the Sale Period or (ii) 50% of the proceeds above $307.5 million plus certain taxes, expenses and costs if an agreement for such sale is signed in the remainder of the Sale Period.

On April 13, 2021, GLPI announced that it entered into a binding term sheet with Bally’s Corporation (“Bally’s”) whereby Bally’s plans to acquire both GLPI’s non-land real estate assets and Penn’s outstanding equity interests in Tropicana, which has the gaming license and operates the Tropicana, for an aggregate cash acquisition price of $150.0 million. GLPI will retain ownership of the land and will concurrently enter into a 50-year ground lease with initial annual rent of $10.5 million. This transaction is expected to close in late 2021 or early 2022, subject to Penn, GLPI and Bally’s entering into definitive agreements and obtaining regulatory approval.

On December 15, 2020, we entered into a definitive agreement with GLPI to purchase the operations of Hollywood Casino Perryville for $31.1 million. The transaction closed on July 1, 2021. Simultaneous with the closing, we entered into a lease with GLPI for the real estate assets associated with Hollywood Casino Perryville for initial annual rent of $7.8 million per year subject to escalation.

On March 15, 2021, we entered into a purchase agreement with PM Texas Holdings, LLC for the purchase of the remaining 50% ownership interest in the Sam Houston Race Park in Houston, Texas, the Valley Race Park in Harlingen, Texas, and a license to operate a racetrack in Austin, Texas. The purchase price consists of $56.0 million,, comprised of $42.0 million in cash and $14.0 million of the Company’s common equity, as well as a contingent consideration. The contingent consideration will be triggered in the event the State of Texas establishes a statutory framework authorizing land-based gaming or online gaming operations in the state prior to the ten-year anniversary of the closing date. The transaction closed August 1, 2021.

On August 4, 2021, we entered into an agreement with Score Media and Gaming Inc., a British Columbia corporation (“theScore”), under which we will acquire theScore in a cash and stock transaction valued at approximately $2.0 billion at the agreement date. Under the terms of the agreement, theScore shareholders will receive (a) US$17.00 in cash consideration, and (b) 0.2398 of a share of common stock, par value $0.01 per share, of the Company’s common equity for each theScore share. The agreement is conditioned upon obtaining theScore shareholders’ approval and is subject to regulatory approval.

Operating and Competitive Environment

Most of our properties operate in mature, competitive markets. We expect that the majority of our future growth will come from new business lines or distribution channels, such as retail and online gaming and sports betting; entrance into new jurisdictions; expansions of gaming in existing jurisdictions; and, to a lesser extent, improvements/expansions of our existing properties and strategic acquisitions of gaming properties. Our portfolio is comprised largely of well-maintained regional gaming facilities, which has allowed us to develop what we believe to be a solid base for future growth opportunities. We have also made investments in joint ventures that we believe will allow us to capitalize on additional gaming opportunities in certain states if legislation or referenda are passed that permit and/or expand gaming in these jurisdictions and we are selected as a licensee.

As the COVID-19 pandemic evolves, we continue to adjust operations and cost structures at our properties to reflect the changing economic and health and safety conditions. We also continue to focus on revenue and cost synergies from recent acquisitions, and offering our customers additional gaming experiences through our omni-channel distribution strategy. We seek to continue to expand our customer database by partnering with third-party operators such as Choice Hotels International, Inc. to expand our loyalty program, as well as through accretive acquisitions or investments, such as Barstool Sports, capitalize on organic growth opportunities from the development of new properties or the expansion of recently-developed business lines, and develop partnerships that allow us to enter new jurisdictions for iGaming and sports betting.

The gaming industry is characterized by an increasingly high degree of competition among a large number of participants, including riverboat casinos; dockside casinos; land-based casinos; video lottery; iGaming; online and retail sports betting; gaming at taverns; gaming at truck stop establishments; sweepstakes and poker machines not located in casinos; the potential for increased fantasy sports, significant growth of Native American gaming tribes, historic racing or state-sponsored i-lottery products in or adjacent to states we operate in; and other forms of gaming in the U.S.

Key Performance Indicators

In our business, revenue is driven by discretionary consumer spending. We have no certain mechanism for determining why consumers choose to spend more or less money at our properties from period-to-period; therefore, we are unable to quantify a dollar amount for each factor that impacts our customers’ spending behaviors. However, based on our experience, we can generally offer some insight into the factors that we believe are likely to account for such changes and which factors may have a greater impact than others. For example, decreases in discretionary consumer spending have historically been brought about by weakened general economic conditions, such as lackluster recoveries from recessions, high unemployment levels, higher income taxes, low levels of consumer confidence, weakness in the housing market, high fuel or other transportation costs, and most recently, the effects of the COVID-19 pandemic. In addition, visitation and the volume of play have historically been negatively impacted by significant construction surrounding our properties, adverse regional weather conditions and natural disasters. In all instances, such insights are based solely on our judgment and professional experience, and no assurance can be given as to the accuracy of our judgments.

The vast majority of our revenues is gaming revenue, which is highly dependent upon the volume and spending levels of customers at our properties. Our gaming revenue is derived primarily from slot machines (which represented approximately 85% and 89% of our gaming revenue for the six months ended June 30, 2021 and 2020) and, to a lesser extent, table games and sports betting. Aside from gaming revenue, our revenues are primarily derived from our hotel, dining, retail, commissions, program sales, admissions, concessions and certain other ancillary activities, and our racing operations.

Key performance indicators related to gaming revenue are slot handle and table game drop, which are volume indicators, and “win” or “hold” percentage. Our typical property slot win percentage is in the range of approximately 7% to 10% of slot handle, and our typical table game hold percentage is in the range of approximately 14% to 27% of table game drop.

Slot handle is the gross amount wagered during a given period. The win or hold percentage is the net amount of gaming wins and losses, with liabilities recognized for accruals related to the anticipated payout of progressive jackpots. Given the stability in our slot hold percentages on a historical basis, we have not experienced significant impacts to net income from changes in these percentages. For table games, customers usually purchase chips at the gaming tables. The cash and markers (extensions of credit granted to certain credit-worthy customers) are deposited in the gaming table’s drop box. Table game hold is the amount of drop that is retained and recorded as gaming revenue, with liabilities recognized for funds deposited by customers before gaming play occurs and for unredeemed gaming chips. As we are primarily focused on regional gaming markets, our table game hold percentages are fairly stable as the majority of these markets do not regularly experience high-end play, which can lead to volatility in hold percentages. Therefore, changes in table game hold percentages do not typically have a material impact to our results of operations and cash flows.

Under normal operating conditions, our properties generate significant operating cash flow since most of our revenue is cash-based from slot machines, table games, and pari-mutuel wagering. Our business is capital intensive, and we rely on cash flow from our properties to generate sufficient cash to satisfy our obligations under the Triple Net Leases (as defined in “Liquidity and Capital Resources”), repay debt, fund maintenance capital expenditures, fund new capital projects at existing properties and provide excess cash for future development and acquisitions. Additional information regarding our capital projects is discussed in “Liquidity and Capital Resources” below.

Reportable Segments

We view each of our gaming and racing properties as an operating segment with the exception of our two properties in Jackpot, Nevada, which we view as one operating segment. We consider our combined VGT operations, by state, to be separate operating segments. We aggregate our operating segments into four reportable segments: Northeast, South, West and Midwest. For a listing of our gaming properties and VGT operations included in each reportable segment, see Note 2, “Significant Accounting Policies,” in the notes to our unaudited Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following table highlights our revenues, net income (loss), and Adjusted EBITDA, on a consolidated basis, as well as our revenues and Adjusted EBITDAR by reportable segment. Such segment reporting is on a basis consistent with how we measure our business and allocate resources internally. We consider net income (loss) to be the most directly comparable financial measure calculated in accordance with generally accepted accounting principles in the United States (“GAAP”) to Adjusted EBITDA and Adjusted EBITDAR, which are non-GAAP financial measures. Refer to “Non-GAAP Financial Measures” below for the definitions of Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDAR, and Adjusted EBITDAR margin; as well as a reconciliation of net income (loss) to Adjusted EBITDA and Adjusted EBITDAR and related margins.

	For the three months ended June 30,		For the six months ended June 30,
(dollars in millions)	20 21	2020	2021	2020
Revenues:
Northeast segment	$652.5	$102.7	$1,223.4	$623.4
South segment	368.2	121.5	664.1	344.8
West segment	140.4	17.7	237.0	144.3
Midwest segment	294.8	36.0	529.5	264.1
Other (1)	97.7	27.6	185.6	47.9
Intersegment eliminations (2)	(7.8)	—	(18.9)	(2.9)
Total	$1,545.8	$305.5	$2,820.7	$1,421.6

Net income (loss)	$198.7	$(214.4)	$289.6	$(823.0)

Adjusted EBITDAR:
Northeast segment	$231.6	$(3.6)	$424.8	$120.9
South segment	177.1	44.4	311.0	97.0
West segment	61.4	(3.0)	96.6	21.6
Midwest segment	142.2	(4.6)	248.2	64.9
Other (1)	(25.7)	(8.7)	(47.0)	(27.6)
Total (3)	586.6	24.5	1,033.6	276.8
Rent expense associated with triple net operating leases (4)	(116.5)	(103.8)	(226.9)	(201.3)
Adjusted EBITDA (3)	$470.1	$(79.3)	$806.7	$75.5

Net income (loss) margin	12.9%	(70.2)%	10.3%	(57.9)%
Adjusted EBITDAR margin (3)	37.9%	8.0%	36.6%	19.5%
Adjusted EBITDA margin	30.4%	(26.0)%	28.6%	5.3%

(1)	The Other category consists of the Company’s stand-alone racing operations, namely Sanford-Orlando Kennel Club and the Company’s joint venture interests in Sam Houston Race Park, Valley Race Park, and Freehold Raceway; our management contract for Retama Park Racetrack and our live and televised poker tournament series that operates under the trade name, Heartland Poker Tour (“HPT”). The Other category also includes Penn Interactive, which operates our social gaming, internally-branded retail sportsbooks, iGaming and our Barstool Sports mobile app. Expenses incurred for corporate and shared services activities that are directly attributable to a property or are otherwise incurred to support a property are allocated to each property. The Other category also includes corporate overhead costs, which consist of certain expenses, such as: payroll, professional fees, travel expenses and other general and administrative expenses that do not directly relate to or have not otherwise been allocated to a property. In addition, Adjusted EBITDAR of the Other category includes our proportionate share of the net income or loss of Barstool Sports after adding back our share of non-operating items (such as interest expense, net; income taxes; depreciation and amortization; and stock-based compensation expense).

(2)	Primarily represents the elimination of intersegment revenues associated with our internally-branded retail sportsbooks, which are operated by Penn Interactive.

(3)	The total is a mathematical calculation derived from the sum of reportable segments (as well as the Other category). As noted within “Non-GAAP Financial Measures” below, Adjusted EBITDAR, and the related margin, is presented on a consolidated basis outside the financial statements solely as a valuation metric.

(4)	Solely comprised of rent expense associated with the operating lease components contained within our triple net master lease dated November 1, 2013 with GLPI and the triple net master lease assumed in connection with our acquisition of Pinnacle Entertainment, Inc.

(primarily land), our individual triple net leases with GLPI for the real estate assets used in the operation of Tropicana and Meadows Racetrack and Casino, and our individual triple net leases with VICI Properties Inc. for the real estate assets used in the operations of Margaritaville Casino Resort and Greektown Casino-Hotel (of which the Tropicana Lease, Meadows Lease, Margaritaville Lease and the Greektown Lease are defined in “Liquidity and Capital Resources”) and are referred to collectively as our “triple net operating leases”. The finance lease components contained within the Master Leases (primarily buildings) and the financing obligation associated with the Morgantown Lease (as defined in “Liquidity and Capital Resources”) result in interest expense, as opposed to rent expense.

Consolidated comparison of the three and six months ended June 30, 2021 and 2020.

Revenues

The following table presents our consolidated revenues:

	For the three months ended				For the six months ended
	June 30,		Change		June 30,		Change
(dollars in millions)	2021	2020	$	%	2021	2020	$	%
Revenues
Gaming	$1,305.5	$259.2	$1,046.3	403.7%	$2,387.5	$1,162.1	$1,225.4	105.4%
Food, beverage, hotel and other	240.3	46.3	194.0	419.0%	433.2	259.5	173.7	66.9%
Total revenues	$1,545.8	$305.5	$1,240.3	406.0%	$2,820.7	$1,421.6	$1,399.1	98.4%

Gaming revenues for the three and six months ended June 30, 2021 increased $1,046.3 million and $1,225.4 million, respectively, compared to the prior year corresponding periods, primarily due to a full quarter of operating results in the current periods, strong visitation levels, and increased length of play. The prior year periods were negatively impacted by the COVID-19 pandemic, which caused temporary closures of all of our properties during the three and six months ended June 30, 2020.

Food, beverage, hotel and other revenues for the three and six months ended June 30, 2021 increased $194.0 million and $173.7 million, respectively, compared to the prior year corresponding periods, primarily due to strong visitation levels, increased length of play, and lifting of capacity and operational restrictions previously in place in response to the COVID-19 pandemic. Additionally, other revenues include a gross-up of gaming tax reimbursement amounts derived from arrangements which allow for our third party partners to operate online casinos and online sportsbooks under our gaming licenses of $46.0 million and $85.5 million for the three and six months ended June 30, 2021, respectively. The prior year periods were negatively impacted by the COVID-19 pandemic, which caused temporary closures of all of our properties during the three and six months ended June 30, 2020. Additionally during 2020, upon reopening our properties operated within locally restricted capacity and limited food and beverage and other amenity offerings.

For the six month period ended June 30, 2021, our properties experienced strong visitation levels and increased length of play across all age segments of our player database, attributable to the increased willingness of the 55+ age group to engage in social gatherings as vaccines continue to roll out across the country and the younger demographic’s continued engagement even as other entertainment options become available. In addition, our unrated play continues to perform well as we work to introduce these customers into our mychoice loyalty program. See “Segment comparison of the three and six months ended June 30, 2021 and 2020” below for more detailed explanations of the fluctuations in revenues.

Operating expenses

The following table presents our consolidated operating expenses:

	For the three months ended				For the six months ended
	June 30,		Change		June 30,		Change
(dollars in millions)	2021	2020	$	%	2021	2020	$	%
Operating expenses
Gaming	$620.9	$142.0	$478.9	337.3%	$1,148.7	$642.9	$505.8	78.7%
Food, beverage, hotel and other	148.6	32.9	115.7	351.7%	271.7	189.9	81.8	43.1%
General and administrative	316.5	204.1	112.4	55.1%	642.7	511.1	131.6	25.7%
Depreciation and amortization	81.9	91.9	(10.0)	(10.9)%	163.2	187.6	(24.4)	(13.0)%
Impairment losses	—	—	—	—%	—	616.1	(616.1)	(100.0)%
Total operating expenses	$1,167.9	$470.9	$697.0	148.0%	$2,226.3	$2,147.6	$78.7	3.7%

Gaming expenses consist primarily of salaries and wages associated with our gaming operations and gaming taxes. Gaming expenses for the three and six months ended June 30, 2021 increased $478.9 million and $505.8 million, respectively, compared to the prior year corresponding periods, primarily due to an increase in gaming taxes resulting from the increase in gaming revenues, as discussed above. Additionally, during the three and six months ended June 30, 2020, our properties were temporarily closed as a result of the COVID-19 pandemic, which reduced our gaming taxes, marketing expenses, and salaries and wages.

Food, beverage, hotel and other expenses consist primarily of salaries and wages and costs of goods sold associated with our food, beverage, hotel, retail, racing, and other operations. Also included in other expenses are gaming taxes of $46.0 million and $85.5 million for the three and six months ended June 30, 2021, respectively, on revenues derived from arrangements which allow for third party partners to operate online casinos and online sportsbooks under our gaming licenses for which we collect and remit applicable gaming taxes. Food, beverage, hotel and other expenses for the three and six months ended June 30, 2021 increased $115.7 million and $81.8 million, respectively, compared to the prior year corresponding periods, primarily due to the inclusion of the gaming taxes in the current year periods, discussed above, and due to continued revenue recovery in food, beverage, hotel and other activity as various health and safety restrictions are relaxed or lifted. In response to the COVID-19 pandemic, we implemented cost saving measures such as: operating with a reduced workforce, focusing on higher margin gaming offerings, reducing marketing costs, and limiting certain lower margin food and beverage offerings which reduced our salaries and wages, costs of goods sold, and other expenses which helped mitigate our food, beverage, hotel and other expenses during the first six months of 2021 as compared to the previous year corresponding periods.

General and administrative expenses include items such as compliance, facility maintenance, utilities, property and liability insurance, surveillance and security, lobbying expenses, and certain housekeeping services, as well as all expenses for administrative departments such as accounting, purchasing, human resources, legal and internal audit. General and administrative expenses also include stock-based compensation expense; pre-opening expenses; acquisition and transaction costs; gains and losses on disposal of assets; changes in the fair value of our contingent purchase price obligations; expense associated with cash-settled stock-based awards (including changes in fair value thereto); restructuring costs (primarily severance) associated with a company-wide initiative triggered by the COVID-19 pandemic; and rent expense associated with our triple net operating leases.

For the three months ended June 30, 2021, general and administrative expenses increased period over period primarily due to a $70.6 million increase in payroll expenses as minimal payroll costs were incurred as a result of property closures during the three months ended June 30, 2020, and a $12.7 million increase in rent expenses associated with our triple net operating leases, offset by a $28.5 million decrease associated with the Company’s cash-settled stock-based awards. Additionally, the prior year quarter included a $28.5 million gain on disposal of capital assets related to sale of our Tropicana property in April 2020.

For the six months ended June 30, 2021, general and administrative expenses increased period over period primarily due to an increase of $49.2 million in payroll expenses as minimal payroll costs were incurred as a result of property closures during the six months ended June 30, 2020, a $25.6 million increase in rent expenses associated with our triple net operating leases, principally related to the Tropicana Lease, and the inclusion of the gain on the sale of our Tropicana property discussed above.

Depreciation and amortization for the three and six months ended June 30, 2021 decreased period over period primarily due to fixed assets and intangible assets becoming fully depreciated and amortized, and the sale of the real estate assets of Tropicana in April 2020.

Impairment losses for the six months ended June 30, 2020 primarily relates to impairments taken on our goodwill and other intangible assets of $113.0 million and $498.5 million, respectively, as a result of an interim impairment assessment during the first quarter of 2020. During the first quarter of 2020, we identified an indicator of impairment triggered by the COVID-19 pandemic, which caused all of our gaming properties to temporarily close. There were no impairment losses during the three and six months ended June 30, 2021.

Other income (expenses)

The following table presents our consolidated other income (expenses):

	For the three months ended				For the six months ended
	June 30,		Change		June 30,		Change
(dollars in millions)	2021	2020	$	%	2021	2020	$	%
Other income (expenses)
Interest expense, net	$(138.0)	$(135.0)	$(3.0)	2.2%	$(273.7)	$(264.8)	$(8.9)	3.4%
Income from unconsolidated affiliates	$9.1	$(1.7)	$10.8	N/M	$18.7	$2.4	$16.3	679.2%
Other	$2.8	$29.3	$(26.5)	(90.4)%	$23.9	$7.5	$16.4	218.7%
Income tax benefit (expense)	$(53.1)	$58.4	$(111.5)	N/M	$(73.7)	$157.9	$(231.6)	N/M

N/M - Not meaningful

Interest expense, net increased for the three and six months ended June 30, 2021, as compared to the prior year corresponding periods, due to an increase in interest expense related to the issuance of our 2.75% Convertible Notes in May, 2020 and interest expense related to our Other long-term obligations.

Income from unconsolidated affiliates relates principally to Barstool Sports and our Kansas Entertainment joint venture. The increase for the three and six months ended June 30, 2021, as compared to the prior year corresponding periods, was due to ongoing positive results in the operations at Hollywood Casino at Kansas Speedway, which was closed for a period during the three and six months ended June 30, 2020, and income earned from our Barstool Sports investment, which we completed in February, 2020. We record our proportionate share of Barstool Sports’ net income or loss one quarter in arrears.

Other includes miscellaneous income and expense items and primarily relates to unrealized gains and losses on equity securities (including warrants), held by Penn Interactive and unrealized gains and losses related to certain Barstool Sports shares. The securities are multi-year agreements with sports betting operators for online sports betting and related iGaming market access across our portfolio. During the three and six months ended June 30, 2021 we recorded an unrealized holding loss of $7.4 million and an unrealized holding gain of $18.8 million, respectively, compared to unrealized holding gains of $29.5 million and $7.7 million for the three and six months ended June 30, 2020, respectively. During the three months ended June 30, 2021 the $7.4 million unrealized holding loss was offset by a $5.8 million unrealized gain related to certain Barstool Sports shares and other miscellaneous income.

Income tax benefit (expense) was a $53.1 million and $73.7 million expense for the three and six months ended June 30, 2021, respectively, as compared to a $58.4 million and $157.9 million benefit for the three and six months ended June 30, 2020, respectively. Our effective tax rate (income taxes as a percentage of income or loss from operations before income taxes) including discrete items was 21.1% and 20.3% for the three and six months ended June 30, 2021 respectively, as compared to 21.4% and 16.1% for the three and six months ended June 30, 2020, respectively. The change in the effective rate for the six months ended June 30, 2021 as compared to the prior year period was primarily due to an increase of pre-tax income.

Our effective income tax rate can vary each reporting period depending on, among other factors, the geographic and business mix of our earnings, changes to our valuation allowance, and the level of our tax credits. Certain of these and other factors, including our history and projections of pre-tax earnings, are considered in assessing our ability to realize our net deferred tax assets.

Segment comparison of the three and six months ended June 30, 2021 and 2020

Northeast Segment

	For the three months ended				For the six months ended
	June 30,		Change		June 30,		Change
(dollars in millions)	2021	2020	$	%	2021	2020	$	%
Revenues
Gaming	$602.5	$94.1	$508.4	540.3%	$1,129.5	$552.8	$576.7	104.3%
Food, beverage, hotel and other	50.0	8.6	41.4	481.4%	93.9	70.6	23.3	33.0%
Total revenues	$652.5	$102.7	$549.8	535.3%	$1,223.4	$623.4	$600.0	96.2%
Adjusted EBITDAR	$231.6	$(3.6)	$235.2	N/M	$424.8	$120.9	$303.9	251.4%
Adjusted EBITDAR margin	35.5%	(3.5)%		3,900 bps	34.7%	19.4%		1,530 bps

N/M - Not meaningful

The Northeast segment’s revenues for the three and six months ended June 30, 2021 increased by $549.8 million and $600.0 million, respectively, over the prior year corresponding periods, primarily due to a full quarter of operating results in the current year periods, strong visitation levels, and increased length of play. During the three and six months ended June 30, 2020, the COVID-19 pandemic caused temporary closures of all of our properties which negatively impacted our operations. Our properties located at Greektown, Bangor and Plainridge Park were temporarily closed during the entire quarter ended June 30, 2020.

For the three months ended June 30, 2021, the Northeast segment’s Adjusted EBITDAR increased $235.2 million, and Adjusted EBITDAR margin increased to 35.5% due to high proportionate share of gaming activity yielding a higher overall Adjusted EBITDAR margin and due to the negative impact of temporary closures during the three months ended June 30, 2020.

For the six months ended June 30, 2021, the Northeast segment’s Adjusted EBITDAR increased by $303.9 million and Adjusted EBITDAR margin increased to 34.7% primarily due to a higher proportionate share of gaming activity yielding a higher overall Adjusted EBITDAR margin, and cost saving initiatives implemented throughout the prior year, designed to mitigate revenue degradation in 2020, such as: operating with a reduced workforce, focusing on higher margin gaming offerings, reducing marketing costs, and limiting certain lower margin food and beverage offerings.

South Segment

	For the three months ended				For the six months ended
	June 30,		Change		June 30,		Change
(dollars in millions)	2021	2020	$	%	2021	2020	$	%
Revenues
Gaming	$304.4	$103.7	$200.7	193.5%	$549.8	$272.3	$277.5	101.9%
Food, beverage, hotel and other	63.8	17.8	46.0	258.4%	114.3	72.5	41.8	57.7%
Total revenues	$368.2	$121.5	$246.7	203.0%	$664.1	$344.8	$319.3	92.6%
Adjusted EBITDAR	$177.1	$44.4	$132.7	298.9%	$311.0	$97.0	$214.0	220.6%
Adjusted EBITDAR margin	48.1%	36.5%		1,160 bps	46.8%	28.1%		1,870 bps

The South segment’s revenues for the three and six months ended June 30, 2021 increased by $246.7 million and $319.3 million, respectively, primarily due to a full quarter and year-to-date operating results in the current year periods, strong visitation levels, and increased length of play. During the three and six months ended June 30, 2020, the COVID-19 pandemic caused temporary closures of all of our properties which negatively impacted our operations.

For the three months ended June 30, 2021, the South segment’s Adjusted EBITDAR increased $132.7 million, and Adjusted EBITDAR margin increased to 48.1%, due to high proportionate share of gaming activity yielding a higher overall Adjusted EBITDAR margin and due to the negative impact of temporary closures during the three months ended June 30, 2020.

For the six months ended June 30, 2021, the South segment’s Adjusted EBITDAR increased $214.0 million and Adjusted EBITDAR margin increased to 46.8% primarily due to a higher proportionate share of gaming activity yielding a higher overall Adjusted EBITDAR margin, and cost saving initiatives implemented throughout the prior year designed to mitigate revenue degradation in 2020, such as: operating with a reduced workforce, focusing on higher margin gaming offerings, reducing marketing costs, and limiting certain lower margin food and beverage offerings.

West Segment

	For the three months ended				For the six months ended
	June 30,		Change		June 30,		Change
(dollars in millions)	2021	2020	$	%	2021	2020	$	%
Revenues
Gaming	$96.7	$12.8	$83.9	655.5%	$165.8	$84.7	$81.1	95.7%
Food, beverage, hotel and other	43.7	4.9	38.8	791.8%	71.2	59.6	11.6	19.5%
Total revenues	$140.4	$17.7	$122.7	693.2%	$237.0	$144.3	$92.7	64.2%
Adjusted EBITDAR	$61.4	$(3.0)	$64.4	N/M	$96.6	$21.6	$75.0	347.2%
Adjusted EBITDAR margin	43.7%	(16.9)%		6,060 bps	40.8%	15.0%		2,580 bps

N/M - Not meaningful

The West segment’s revenues for the three and six months ended June 30, 2021 increased by $122.7 million and $92.7 million, respectively, primarily due to a full quarter of operating results in the current year periods, strong visitation levels, and increased length of play. During the three and six months ended June 30, 2020, the COVID-19 pandemic caused temporary closures of all of our properties which negatively impacted our operations. Our Tropicana and Zia Park properties were temporarily closed during the entire quarter ended June 30, 2020.

For the three months ended June 30, 2021, the West segment’s Adjusted EBITDAR increased $64.4 million and Adjusted EBITDAR margin increased to 43.7% due to high proportionate share of gaming activity yielding a higher overall Adjusted EBITDAR margin and due to the negative impact of temporary closures during the three months ended June 30, 2020.

For the six months ended June 30, 2021, the West segment’s Adjusted EBITDAR increased $75.0 million and Adjusted EBITDAR margin increased to 40.8% primarily due to a higher proportionate share of gaming activity yielding a higher overall Adjusted EBITDAR margin, and cost saving initiatives implemented throughout the prior year designed to mitigate revenue degradation in 2020, such as: operating with a reduced workforce, focusing on higher margin gaming offerings, reducing marketing costs, and limiting certain lower margin food and beverage offerings.

Midwest Segment

	For the three months ended				For the six months ended
	June 30,		Change		June 30,		Change
(dollars in millions)	2021	2020	$	%	2021	2020	$	%
Revenues
Gaming	$272.1	$33.5	$238.6	712.2%	$489.0	$229.7	$259.3	112.9%
Food, beverage, hotel and other	22.7	2.5	20.2	808.0%	40.5	34.4	6.1	17.7%
Total revenues	$294.8	$36.0	$258.8	718.9%	$529.5	$264.1	$265.4	100.5%
Adjusted EBITDAR	$142.2	$(4.6)	$146.8	N/M	$248.2	$64.9	$183.3	282.4%
Adjusted EBITDAR margin	48.2%	(12.8)%		6,100 bps	46.9%	24.6%		2,230 bps

N/M - Not meaningful

The Midwest segment’s revenues for the three and six months ended June 30, 2021 increased by $258.8 million and $265.4 million, respectively, primarily due to a full quarter of operating results in the current year periods, strong visitation levels, and increased length of play. During the three and six months ended June 30, 2020, the COVID-19 pandemic caused temporary closures of all of our properties which negatively impacted our operations. Our Alton, Aurora and Joliet properties were temporarily closed during the entire quarter ended June 30, 2020.

For the three months ended June 30, 2021, the Midwest segment’s Adjusted EBITDAR increased $146.8 million, and Adjusted EBITDAR margin increased to 48.2%, due to high proportionate share of gaming activity yielding a higher overall Adjusted EBITDAR margin and due to the negative impact of temporary closures during the three months ended June 30, 2020.

For the six months ended June 30, 2021, the Midwest segment’s Adjusted EBITDAR increased $183.3 million and Adjusted EBITDAR margin increased to 46.9% primarily due to a higher proportionate share of gaming activity yielding a higher overall Adjusted EBITDAR margin, and cost saving initiatives implemented throughout the prior year designed to mitigate revenue degradation in 2020, such as: operating with a reduced workforce, focusing on higher margin gaming offerings, reducing marketing costs, and limiting certain lower margin food and beverage offerings.

Other

	For the three months ended				For the six months ended
	June 30,		Change		June 30,		Change
(dollars in millions)	2021	2020	$	%	2021	2020	$	%
Revenues
Gaming	$29.8	$15.1	$14.7	97.4%	$53.4	$22.7	$30.7	135.2%
Food, beverage, and other	67.9	12.5	55.4	443.2%	132.2	25.2	107.0	424.6%
Total revenues	$97.7	$27.6	$70.1	254.0%	$185.6	$47.9	$137.7	287.5%
Adjusted EBITDAR	$(25.7)	$(8.7)	$(17.0)	195.4%	$(47.0)	$(27.6)	$(19.4)	70.3%

Total revenues for the Other category increased for the three and six months ended June 30, 2021, as compared to the prior year corresponding periods, primarily as a result of the activities at Penn Interactive. The three and six months ended June 30, 2021 include a gross-up of gaming tax reimbursement amounts derived from arrangements which allow for our third party partners to operate online casinos and online sportsbooks under our gaming licenses of $46.0 million and $85.5 million, respectively. Penn Interactive’s operations continue to build with the launch of the online Barstool Sportsbook in Pennsylvania during the third quarter of 2020 and the launch of Michigan, Illinois and Indiana in 2021, and with ongoing increases in online social and real-money gaming revenue.

Adjusted EBITDAR decreased by $17.0 million and $19.4 million for the three and six months ended June 30, 2021, respectively, as compared to the prior year corresponding periods, primarily due to increased expenses related to the ramp up of the Penn Interactive online sportsbook operations and increases in corporate overhead costs as operations returned to pre-pandemic levels. For the three and six months ended June 30, 2021, corporate overhead costs were $26.1 million and $50.1 million, as compared to $16.7 million and $40.9 million for the three and six months ended June 30, 2020.

Non-GAAP Financial Measures

Use and Definitions

In addition to GAAP financial measures, management uses Adjusted EBITDA, Adjusted EBITDAR, Adjusted EBITDA margin, and Adjusted EBITDAR margin as non-GAAP financial measures. These non-GAAP financial measures should not be considered a substitute for, nor superior to, financial results and measures determined or calculated in accordance with GAAP. Each of these non-GAAP financial measures is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure of comparing performance among different companies.

We define Adjusted EBITDA as earnings before interest expense, net; income taxes; depreciation and amortization; stock-based compensation; debt extinguishment and financing charges; impairment losses; insurance recoveries, net of deductible charges; changes in the estimated fair value of our contingent purchase price obligations; gain or loss on disposal of assets, the difference between budget and actual expense for cash-settled stock-based awards; pre-opening expenses; and other. Adjusted EBITDA is inclusive of income or loss from unconsolidated affiliates, with our share of non-operating items (such as interest expense, net; income taxes; depreciation and amortization; and stock-based compensation expense) added back for Barstool Sports, Inc. (“Barstool Sports”) and our Kansas Entertainment, LLC joint venture. Adjusted EBITDA is inclusive of rent expense associated with our triple net operating leases (the operating lease components contained within our triple net master lease dated November 1, 2013 with Gaming and Leisure Properties, Inc. (“GLPI”) and the triple net master lease assumed in connection with our acquisition of Pinnacle Entertainment, Inc. (primarily land), our individual triple net leases with GLPI for the real estate assets used in the operation of Tropicana Las Vegas Hotel and Casino, Inc. and Meadows Racetrack and Casino, and our individual triple net leases with VICI Properties Inc. for the real estate assets used in the operations of Margaritaville Casino Resort and Greektown Casino-Hotel). Although Adjusted EBITDA includes rent expense associated with our triple net operating leases, we believe Adjusted EBITDA is useful as a supplemental measure in evaluating the performance of our consolidated results of operations. We define adjusted EBITDA margin as Adjusted EBITDA divided by consolidated revenues.

Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business, and is especially relevant in evaluating large, long-lived casino-hotel projects because it provides a perspective on the current effects of operating decisions separated from the substantial non-operational depreciation charges and financing costs of such projects. We present Adjusted EBITDA because it is used by some investors and creditors as an indicator of the strength and performance of ongoing business operations, including our ability to service debt, and to fund capital expenditures, acquisitions and operations. These calculations are commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare operating performance and value companies within our industry. In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including us, have historically excluded from their Adjusted EBITDA calculations of certain corporate expenses that do not relate to the management of specific casino properties. However, Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with GAAP. Adjusted EBITDA information is presented as a supplemental disclosure, as management believes that it is a commonly used measure of performance in the gaming industry and that it is considered by many to be a key indicator of the Company’s operating results.

We define Adjusted EBITDAR as Adjusted EBITDA (as defined above) plus rent expense associated with triple net operating leases (which is a normal, recurring cash operating expense necessary to operate our business). Adjusted EBITDAR is presented on a consolidated basis outside the financial statements solely as a valuation metric. Management believes that Adjusted EBITDAR is an additional metric traditionally used by analysts in valuing gaming companies subject to triple net leases since it eliminates the effects of variability in leasing methods and capital structures. This metric is included as supplemental disclosure because (i) we believe Adjusted EBITDAR is traditionally used by gaming operator analysts and investors to determine the equity value of gaming operators and (ii) Adjusted EBITDAR is one of the metrics used by other financial analysts in valuing our business. We believe Adjusted EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing real estate; and (ii) using a multiple of Adjusted EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from operating leases related to real estate. However, Adjusted EBITDAR when presented on a consolidated basis is not a financial measure in accordance with GAAP, and should not be viewed as a measure of overall operating performance or considered in isolation or as an alternative to net income because it excludes the rent expense associated with our triple net operating leases and is provided for the limited purposes referenced herein.

Adjusted EBITDAR margin is defined as Adjusted EBITDAR on a consolidated basis divided by revenues on a consolidated basis. Adjusted EBITDAR margin is presented on a consolidated basis outside the financial statements solely as a valuation metric. We further define Adjusted EBITDAR margin by reportable segment as Adjusted EBITDAR for each segment divided by segment revenues.

Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures

The following table includes a reconciliation of net income (loss), which is determined in accordance with GAAP, to Adjusted EBITDA and Adjusted EBITDAR, which are non-GAAP financial measures, as well as related margins:

	For the three months ended June 30,		For the six months ended June 30,
(dollars in millions)	2021	2020	2021	2020
Net income (loss)	$198.7	$(214.4)	$289.6	$(823.0)
Income tax expense (benefit)	53.1	(58.4)	73.7	(157.9)
Loss (income) from unconsolidated affiliates	(9.1)	1.7	(18.7)	(2.4)
Interest expense, net	138.0	135.0	273.7	264.8
Other income	(2.8)	(29.3)	(23.9)	(7.5)
Operating income (loss)	377.9	(165.4)	594.4	(726.0)
Stock-based compensation (1)	9.2	2.9	13.4	8.9
Cash-settled stock-based award variance (1)(2)	(12.4)	16.1	9.1	7.2
Gain on disposal of assets (1)	(0.1)	(28.5)	(0.2)	(27.9)
Contingent purchase price (1)	1.2	0.8	1.3	(1.4)
Pre-opening expenses (1)(3)	(0.4)	3.5	1.2	6.7
Depreciation and amortization	81.9	91.9	163.2	187.6
Impairment losses	—	—	—	616.1
Insurance recoveries, net of deductible charges (1)	—	—	—	(0.1)
Income (loss) from unconsolidated affiliates	9.1	(1.7)	18.7	2.4
Non-operating items of equity method investments (4)	1.4	1.1	3.0	2.0
Other expenses (1)(3)(5)	2.3	—	2.6	—
Adjusted EBITDA	470.1	(79.3)	806.7	75.5
Rent expense associated with triple net operating leases (1)	116.5	103.8	226.9	201.3
Adjusted EBITDAR	$586.6	$24.5	$1,033.6	$276.8
Net income (loss) margin	12.9%	(70.2)%	10.3%	(57.9)%
Adjusted EBITDA margin	30.4%	(26.0)%	28.6%	5.3%
Adjusted EBITDAR margin	37.9%	8.0%	36.6%	19.5%

(1)	These items are included in “General and administrative” within the Company’s unaudited Consolidated Statements of Operations and Comprehensive Income (Loss).

(2)	Our cash-settled stock-based awards are adjusted to fair value each reporting period based primarily on the price of the Company’s common stock. As such, significant fluctuations in the price of the Company’s common stock during any reporting period could cause significant variances to budget on cash-settled stock-based awards. During the three and six months ended June 30, 2021, the fluctuations in the price of the Company’s common stock resulted in respective gains and losses.

(3)	During 2020 and during the first quarter of 2021, acquisition costs were included within pre-opening and acquisition costs. As of and for the quarter ended June 30, 2021, acquisition costs are presented as part of other expenses.

(4)	Consists principally of interest expense, net; income taxes; depreciation and amortization; and stock-based compensation expense associated with Barstool Sports and our Kansas Entertainment joint venture.

(5)	Consists of finance transformation costs associated with the implementation of our new Enterprise Resource Management system, other non-recurring transaction costs, and non-recurring restructuring charges (primarily severance) associated with a company-wide initiative, triggered by the COVID-19 pandemic, designed to (i) improve the operational effectiveness across our property portfolio; (ii) improve the effectiveness and efficiency of our Corporate functional support area.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity and capital resources have been and are expected to be cash flow from operations, borrowings from banks, and proceeds from the issuance of debt and equity securities. Our ongoing liquidity will depend on a number of factors, including available cash resources, cash flow from operations, acquisitions or investments, funding of construction for development projects, and our compliance with covenants contained under our debt agreements.

	For the six months ended June 30,		Change
(dollars in millions)	2021	2020	$	%
Net cash provided by (used in) operating activities	$504.6	$(130.9)	$635.5	N/M
Net cash used in investing activities	$(99.1)	$(218.5)	$119.4	(54.6)%
Net cash provided by financing activities	$18.8	$1,155.1	$(1,136.3)	(98.4)%

N/M - Not meaningful

Operating Cash Flow

Net cash provided by operating activities of $504.6 million for the six months ended June 30, 2021, compared to net cash used of $130.9 million in the prior year period, is principally due to increased gaming revenues as operations at our properties benefited from strong visitation levels, increased length of play, and higher overall Adjusted EBITDAR margins, resulting from cost saving initiatives implemented throughout 2020, such as: operating with a reduced workforce, focusing on higher margin gaming offerings, reducing marketing costs, and limiting certain lower margin food and beverage offerings. Operating cash flows in the prior year were negatively impacted by the temporary closures of all of our properties due to the COVID-19 pandemic, which significantly decreased cash receipts from customers, offset by the utilization of rent credits resulting from the sale of our Tropicana property.

Investing Cash Flow

The decrease of $119.4 million in net cash used in investing activities for the six months ended June 30, 2021 compared to the same period in the prior year was due to the completion of our investment in Barstool Sports in February of 2020, as well as decrease in capital expenditures, partially offset by $6.2 million in cash consideration related to the Hitpoint acquisition and purchases of gaming licenses and developed technology.

Capital Expenditures

Capital expenditures are accounted for as either project capital (new facilities or expansions) or maintenance (replacement) capital expenditures. Cash provided by operating activities as well as cash available under our Revolving Credit Facility is used to fund our capital expenditures for six months ended June 30, 2021 and 2020.

Capital expenditures for the six months ended June 30, 2021 and 2020 were $64.6 million and $73.7 million, respectively. Capital expenditures related to our York and Morgantown development project were $25.6 million for the six months ended June 30, 2021. Capital expenditures have decreased for the six months ended June 30, 2021, as compared to the prior year period, due to continued cautionary spending and uncertainty surrounding the COVID-19 pandemic, which has carried forward to the current year. We expect that as operations continue to recover, capital expenditures will increase.

Financing Cash Flow

For the six months ended June 30, 2021, net cash provided by financing activities totaled $18.8 million compared to $1,155.1 million in net cash provided in the prior year period. During the six months ended June 30, 2020, we had net borrowings under our Senior Secured Credit Facilities of $540.0 million, net cash proceeds of $322.2 million related to the issuance of our 2.75% Convertible Notes, and net cash proceeds of $331.2 million related to the issuance of the Company’s common equity in May 2020, which primarily resulted in a decrease of $1,136.3 million as compared to the current year period.

Debt Issuances, Redemptions and Other Long-term Obligations

On March 13, 2020, we borrowed the remaining available amount of $430.0 million under our Revolving Credit Facility. The Company elected to draw down the remaining available funds from its Revolving Credit Facility in order to maintain maximum financial flexibility in light of the COVID-19 pandemic.

On April 14, 2020, the Company entered into a second amendment to its Credit Agreement with its various lenders (the “Second Amendment”) to provide for certain modifications to financial covenants and interest rates during, and subsequent to a Covenant Relief Period, which concluded on May 7, 2021.

In May 2020, the Company completed an offering of $330.5 million aggregate principal amount of 2.75% unsecured convertible notes that mature, unless earlier converted, redeemed or repurchased, on May 15, 2026 (the “Convertible Notes”) at a price of par. After lender fees and discounts, net proceeds received by the Company were $322.2 million. Interest on the Convertible Notes is payable on May 15th and November 15th of each year, commencing November 15, 2020.

In February 2021, the Company entered into a financing arrangement providing the Company with upfront cash proceeds while permitting us to participate in future proceeds on certain claims. The financing obligation has been classified as a non-current liability, which is expected to be settled in a future period of which the principal is contingent and predicated on other events. Consistent with an obligor’s accounting under a debt instrument, period interest will be accreted using an effective interest rate of 27.0% and until such time that the claims and related obligation is settled. The amount included in interest expense related to this obligation was $3.7 million and $5.2 million for the three and six months ended June 30, 2021, respectively.

On July 1, 2021. the Company completed an offering of $400.0 million aggregate principal amount of 4.125% Senior Unsecured Notes that mature on July 1, 2029 (the “4.125% Notes”). The 4.125% Notes were issued at par and interest is payable semi-annually on January 1st and July 1st of each year. The Company intends to use the proceeds from the 4.125% Notes for general corporate purposes.

At June 30, 2021, we had $2,468.3 million in aggregate principal amount of indebtedness, including $1,595.9 million outstanding under our Senior Secured Credit Facilities, $330.5 million outstanding under our Convertible Notes, $400.0 million outstanding under our 5.625% senior unsecured notes, and $141.9 million outstanding in other long-term obligations. No amounts were drawn on our Revolving Credit Facility. We have no debt maturing prior to 2023. As of June 30, 2021 we had conditional obligations under letters of credit issued pursuant to the Senior Secured Credit Facilities with face amounts aggregating to $27.8 million resulting in $672.2 million available borrowing capacity under our Revolving Credit Facility.

Covenants

Our Senior Secured Credit Facilities, 5.625% Notes and 4.125% Notes require us, among other obligations, to maintain specified financial ratios and to satisfy certain financial tests. In addition, our Senior Secured Credit Facilities, 5.625% Notes and 4.125% Notes, restrict, among other things, our ability to incur additional indebtedness, incur guarantee obligations, amend debt instruments, pay dividends, create liens on assets, make investments, engage in mergers or consolidations, and otherwise restrict corporate activities. Our debt agreements also contain customary events of default, including cross-default provisions that require us to meet certain requirements under the Penn Master Lease and the Pinnacle Master Lease (both of which are defined in Note 9, “Leases” of our unaudited Consolidated Financial Statements), each with GLPI. If we are unable to meet our financial covenants or in the event of a cross-default, it could trigger an acceleration of payment terms.

As of June 30, 2021, the Company was in compliance with all required financial covenants. The Company believes that it will remain in compliance with all of its required financial covenants for at least the next twelve months following the date of filing our Quarterly Report on Form 10-Q with the SEC.

See Note 8, “Long-term Debt,” in the notes to our unaudited Consolidated Financial Statements for additional information of the Company’s debt and other long-term obligations.

Common Stock Offering

On May 14, 2020, the Company completed a public offering of 16,666,667 shares of Penn Common Stock and on May 19, 2020, the underwriters exercised their right to purchase an additional 2,500,000 shares of Penn Common Stock, resulting in an aggregate public offering of 19,166,667 shares of Penn Common Stock. All of the shares were issued at a public offering price of $18.00 per share, resulting in gross proceeds of $345.0 million, and net proceeds of $331.2 million after underwriter fees and discounts of $13.8 million.

Score Media and Gaming Inc.

On August 4, 2021, we entered into an agreement with Score Media and Gaming Inc., a British Columbia corporation (“theScore”), under which we will acquire theScore in a cash and stock transaction valued at approximately $2.0 billion at the agreement date. Under the terms of the agreement, theScore shareholders will receive (a) US$17.00 in cash consideration, and (b) 0.2398 of a share of common stock, par value $0.01 per share, of the Company’s common equity for each theScore share. The agreement is conditioned upon obtaining theScore shareholders’ approval and is subject to regulatory approval.

Triple Net Leases

The majority of the real estate assets used in the Company’s operations are subject to triple net master leases; the most significant of which are the Penn Master Lease and the Pinnacle Master Lease. The Company’s Master Leases are accounted for as either operating leases, finance leases, or financing obligations. In addition, five of the gaming facilities used in our operations are subject to individual triple net leases. As previously mentioned, we refer to the Penn Master Lease, the Pinnacle Master Lease, the Meadows Lease, the Margaritaville Lease, the Greektown Lease, the Tropicana Lease and the Morgantown Lease, collectively, as our Triple Net Leases.

Under our Triple Net Leases, in addition to lease payments for the real estate assets, we are required to pay the following, among other things: (1) all facility maintenance; (2) all insurance required in connection with the leased properties and the business conducted on the leased properties; (3) taxes levied on or with respect to the leased properties (other than taxes on the income of the lessor); (4) all tenant capital improvements; and (5) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. Additionally, our Triple Net Leases are subject to annual escalators and periodic percentage rent resets, as applicable. See Note 9, “Leases,” in the notes to our unaudited Consolidated Financial Statements for further discussion and disclosure related to the Company’s leases.

Payments to our REIT Landlords under Triple Net Leases

Total payments made to our REIT Landlords, GLPI and VICI, were as follows:

	For the three months ended June 30,		For the six months ended June 30,
(in millions)	2021	2020	2021	2020
Penn Master Lease (1)	$120.7	$108.3	$238.7	$223.1
Pinnacle Master Lease (1)	82.1	81.8	163.4	164.3
Meadows Lease (1)	6.2	6.7	12.4	13.5
Margaritaville Lease	5.9	5.9	11.7	11.7
Greektown Lease	13.5	13.9	27.4	27.8
Morgantown Lease	0.7	—	1.5	—
Total (2)	$229.1	$216.6	$455.1	$440.4

(1)	During the three and six months ended June 30, 2020, we utilized rent credits to pay $72.1 million, $54.2 million and $4.5 million of rent under the Penn Master Lease, Pinnacle Master Lease and Meadows Lease, respectively.

(2)	Rent payable under the Tropicana Lease is nominal. Therefore, this lease has been excluded from the table above.

Outlook

Based on our current level of operations, we believe that cash generated from operations and cash on hand, together with amounts available under our Senior Secured Credit Facilities, will be adequate to meet our anticipated obligations under our Triple Net Leases, debt service requirements, capital expenditures and working capital needs for the foreseeable future. However, our ability to generate sufficient cash flow from operations will depend on a range of economic, competitive and business factors, many of which are outside our control, including the ongoing impact of the COVID-19 pandemic. We cannot be certain: (i) of the impact of any continuing operating restrictions to accommodate social distancing and health and safety guidelines on our properties and financial results, including the cash generated from operations; (ii) of the magnitude and duration of the impact of the COVID-19 pandemic (including reoccurrences) on general economic conditions, capital markets, unemployment and our liquidity, operations, supply chain and personnel, including the potential that some or all of our properties may again be forced to close or cease operations for a certain period of time; (iii) that the U.S. economy and our business will recover to levels that existed prior to the COVID-19 pandemic and on what time frame; (iv) that our anticipated earnings projections will be realized; (v) that we will achieve the expected synergies from our acquisitions; and (vi) that future borrowings will be available under our Senior Secured Credit Facilities or otherwise will be available in the credit markets to enable us to service our indebtedness or to make anticipated capital expenditures. We caution you that the trends seen at our reopened properties, such as strong visitation and increased length of play, may not continue. In addition, while we anticipated that a significant amount of our future growth would come through the pursuit of opportunities within other distribution channels, such as retail and online sports betting, social gaming, retail gaming, and iGaming; from acquisitions of gaming properties at reasonable valuations; greenfield projects; and jurisdictional expansions and property expansion in under-penetrated markets; there can be no assurance that this will be the case given the uncertainty arising from the COVID-19 pandemic. If we consummate significant acquisitions in the future or undertake any significant property expansions, our cash requirements may increase significantly and we may need to make additional borrowings or complete equity or debt financings to meet these requirements. See “Part II, Item 1A. Risk Factors” of our Form 10-Q and Part I, Item 1A. “Risk Factors” of the Company’s Form 10-K for the year ended December 31, 2020 for a discussion of additional risks related to the Company’s capital structure.

We have historically maintained a capital structure comprised of a mix of equity and debt financing. We vary our leverage to pursue opportunities in the marketplace in an effort to maximize our enterprise value for our shareholders. We expect to meet our debt obligations as they come due through internally-generated funds from operations and/or refinancing them through the debt or equity markets prior to their maturity.

CRITICAL ACCOUNTING ESTIMATES

A complete discussion of our critical accounting estimates is included in our Form 10-K for the year ended December 31, 2020. There have been no significant changes in our critical accounting estimates during the six months ended June 30, 2021.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For information with respect to new accounting pronouncements and the impact of these pronouncements on our unaudited Consolidated Financial Statements, see Note 3, “New Accounting Pronouncements,” in the notes to our unaudited Consolidated Financial Statements.

IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-Q includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as “expects,” “believes,” “estimates,” “projects,” “intends,” “plans,” “goal,” “seeks,” “may,” “will,” “should,” or “anticipates” or the negative or other variations of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Specifically, forward-looking statements include, but are not limited to, statements regarding: COVID-19; continued demand for the gaming properties that have reopened and the possibility that the Company’s gaming properties may be required to close again in the future due to COVID-19; the impact of COVID-19 on general economic conditions, capital markets, unemployment, and the Company’s liquidity, operations, supply chain and personnel; the potential benefits of the Perryville transaction with Gaming and Leisure Properties, Inc.; the potential benefits of the Hitpoint transaction; the Company’s estimated cash burn and future liquidity, future revenue and Adjusted EBITDAR, including from the Company’s iGaming business in Pennsylvania and Michigan; the expected benefits and potential challenges of the investment in Barstool Sports; the expected launch of the Barstool-branded mobile sports betting product in future states and its future revenue and profit contributions; the Company’s expectations of future results of operations and financial condition, including margins; the Company’s expectations for its properties and the potential benefits of the cashless, cardless and contactless (“3Cs”) technology; the Company’s development projects or its iGaming initiatives; the timing, cost and expected impact of planned capital expenditures on the Company’s results of operations; the anticipated opening dates of the Company’s retail sportsbooks in future states; the Company’s expectations with regard to acquisitions, potential divestitures and development opportunities, as well as the integration of and synergies related to any companies the Company have acquired or may acquire; the outcome and financial impact of the litigation in which the Company is or will be periodically involved; the actions of regulatory, legislative, executive or judicial decisions at the federal, state or local level with regard to our business and the impact of any such actions; the Company’s ability to maintain regulatory approvals for its existing businesses and to receive regulatory approvals for its new business partners; the Company’s expectations with regard to the impact of competition in online sports betting, iGaming and retail/mobile sportsbooks as well as the potential impact of this business line on the Company’s existing businesses; and the performance of the Company’s partners in online sports betting, iGaming and retail/mobile sportsbooks, including the risks associated with any new business, the actions of regulatory, legislative, executive or judicial decisions with regard to online sports betting, iGaming and retail/mobile sportsbooks and the impact of any such actions. Such statements are all subject to risks, uncertainties and changes in circumstances that could significantly affect the Company’s future financial results and business.

Accordingly, the Company cautions that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include, but are not limited to: (a) the magnitude and duration of the impact of the COVID-19 pandemic on general economic conditions, capital markets, unemployment, consumer spending and the Company’s liquidity, financial condition, supply chain, operations and personnel; (b) industry, market, economic, political, regulatory and health conditions; (c) disruptions in operations from data protection breaches, cyberattacks, extreme weather conditions, medical epidemics or pandemics such as the COVID-19, and other natural or man-made disasters or catastrophic events; (d) the Company’s ability to access additional capital on favorable terms or at all; (e) the Company’s ability to remain in compliance with the financial covenants of its debt obligations; (f) actions to reduce costs and improve efficiencies to mitigate losses as a result of the COVID-19 pandemic that could negatively impact guest loyalty and the Company’s ability to attract and retain employees; (g) the outcome of any legal proceedings that may be instituted against the Company or its directors, officers or employees; (h) the impact of new or changes in current laws, regulations, rules or other industry standards; (i) the ability of the Company’s operating teams to drive revenue and margins; (j) the impact of significant competition from other gaming and entertainment operations; (k) the Company’s ability to obtain timely regulatory approvals required to own, develop and/or operate its properties, or other delays, approvals or impediments to completing its planned acquisitions or projects, construction factors, including delays, and increased costs; (l) the passage of state, federal or local legislation that would expand, restrict, further tax, prevent or negatively impact operations in or adjacent to the jurisdictions in which the Company does or seek to do business; (m) the effects of local and national economic, credit, capital market, housing, and energy conditions on the economy in general and on the gaming and lodging industries in particular; (n) our ability to identify attractive acquisition and development opportunities (especially in new business lines) and to agree to terms with, and maintain good relationships with partners and municipalities for such transactions; (o) the costs and risks involved in the pursuit of such opportunities and our ability to complete the acquisition or development of, and achieve the expected returns from, such opportunities; (p) the risk of failing to maintain the integrity of our information technology infrastructure and safeguard our business, employee and customer data (particularly as our iGaming division grows); (q) with respect to new casinos, risks relating to construction, and its ability to achieve its expected budgets, timelines and investment returns; (r) the Company may not be able to achieve the anticipated financial returns from the acquisition of Score Media & Gaming, Inc. (“theScore”), including due to fees, costs and taxes in connection with the integration of theScore and expansion of its betting and content platform; (s) the closing of the acquisition of theScore may be delayed or may not occur at all, for reasons beyond the Company’s control; (t) the requirement to satisfy the closing conditions in the agreement with theScore, including receipt of regulatory approvals and the approval of shareholders of theScore; (u) there is significant competition in the interactive gaming market; (v) potential adverse reactions or changes to business or regulatory relationships resulting from the announcement or completion of the acquisition of theScore; (w) the ability of the Company or theScore to retain and hire key personnel; (x) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the Company and theScore to terminate the agreement between the companies; (y) the outcome of any legal proceedings that may be instituted against the Company, theScore or their respective directors, officers or employees; and (z) other factors as discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each as filed with the U.S. Securities and Exchange Commission. The Company does not intend to update publicly any forward-looking statements except as required by law.

Schedule C

Audit Committee Charter

See attached.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF

PENN NATIONAL GAMING, INC.

CHARTER

I.	PURPOSE

The Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of Penn National Gaming, Inc. (the “Company”) shall assist the Board in monitoring (a) the integrity of the financial statements of the Company, (b) the independent auditor’s qualifications and independence, (c) the performance of the Company’s internal audit function and independent auditors, and (d) the compliance by the Company with certain legal and listing requirements. The Audit Committee’s primary duties and responsibilities include:

●	Serving as an independent and objective party to monitor the Company’s financial reporting process and internal control system.

●	Reviewing and appraising the audit efforts of the Company’s independent accountants and internal auditors and monitoring their independence.

●	Maintaining free and open communication with and among the independent accountants, the internal auditors, and financial and senior management of the Company and the Board.

In discharging this oversight role, the Audit Committee is empowered to investigate any matter brought to its attention and any other matters that the Audit Committee believes should be investigated. The Audit Committee may at any time engage, at the expense of the Company, independent counsel or other advisors, as it deems necessary to carry out its duties. The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits, assure compliance with certain laws and listing standards, assure compliance with the Company’s Code of Business Conduct, or determine that the Company’s financial statements are complete and accurate and prepared in accordance with generally accepted accounting principles. These duties are the responsibility of management.

II.	COMPOSITION

The Audit Committee shall be comprised of no fewer than three directors, each of whom shall meet the “independence” requirements of NASDAQ and the rules and regulations of the Securities and Exchange Commission (the “SEC”). All members of the Audit Committee shall be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement at the time of his or her appointment to the Audit Committee. The Company is responsible for providing the Committee with educational resources pertinent to the Company and other matters as may be requested by the Committee. At least one member of the Audit Committee shall be an “audit committee financial expert” as defined by the rules and regulations of the SEC within the time prescribed by applicable law or listing standards, or the Company will publicly disclose why it does not comply with this requirement.

The members of the Audit Committee shall be elected by the Board at the annual organizational meeting of the Board and shall serve until their successors shall be duly elected and qualified. Audit Committee members may be removed or replaced by a majority vote of the Board. Unless an Audit Committee Chair is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the Audit Committee.

III.	MEETINGS

The Audit Committee shall meet as often as it deems necessary, but no less frequently than quarterly.

In discharging its responsibility to foster open communications, the Audit Committee shall meet at least annually with management and the independent auditors in separate executive sessions to discuss any matters that the Audit Committee or either of these groups believe should be discussed privately. In addition, the Audit Committee may request any officer, employee or agent of the Company to attend an Audit Committee meeting or to meet with members of the Audit Committee.

The Audit Committee shall meet with the independent auditors and/or management quarterly to review the Company’s financial statements consistent with Section IV below.

The Audit Committee may also act by unanimous written consent without a meeting.

IV.	RESPONSIBILITIES AND DUTIES

The Audit Committee shall:

A.	Documents/Reports Review

1.	Annually review and reassess this Charter.

2.	Submit all proposed revisions to this Charter to the Board for approval and confirm with management that the Charter is disclosed in accordance with the rules and regulations of the SEC and applicable listing standards.

3.	Review and discuss the Company’s audited financial statements for each fiscal year with management and the independent auditors; review the written disclaimer and the letter from the independent auditors required by PCAOB Rule 3526, as it may be modified or supplemented; and discuss with the independent auditors their independent status. Based on the review and discussions in the preceding sentence, make a recommendation to the Board on inclusion of the audited financial statements in the Company’s Annual Report on Form 10-K for each fiscal year. The Audit Committee shall review any certification, report or opinion rendered by the independent auditors in connection with the audited annual financial statements.

4.	Review and discuss, with management and the independent auditors, adjustments recorded as a result of the audit of the Company’s financial statements for each fiscal year, and the effects of audit findings that were not adjusted in the underlying accounting records of the Company.

5.	Review, discuss and assess, with management and the independent auditors, the impact of new accounting pronouncements on the Company’s financial statements and related disclosures.

6.	Review with management and the independent auditors the matters that the independent auditors are required to communicate to the Audit Committee as a result of their review of the Company’s interim financial information to be included in periodic reports to be filed with the SEC.

7.	Discuss with management and the independent auditors significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies, and such other matters that the Audit Committee deems appropriate.

8.	Inquire of management and the independent auditors if any correspondence or published reports that raise material issues regarding the Company’s financial statements or accounting policies have been received from regulators or governmental agencies.

9.	Confirm management has included a report on the Audit Committee in all proxies and information statements, as required by applicable laws or listing standards.

B.	Independent Auditors

1.	Exercise sole authority within the Company to appoint, determine the scope of services, compensation and funding for, oversee and, where appropriate, discharge and replace the independent auditors. The independent auditors shall report directly to the Audit Committee and shall be evaluated by the Audit Committee.

2.	Determine the independence of the independent auditors by: (i) reviewing and considering the written disclosures and the letter from the independent auditors required by PCAOB Rule 3526, as it may be modified or supplemented, that they are independent; (ii) actively engaging in a discussion with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors; and (iii) taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditors.

3.	Approve, in advance, the nature, timing and scope of (a) the proposed audit of the Company’s financial statements for each fiscal year and the procedures to be utilized in each such audit and (b) all other audit and audit-related services. The Audit Committee may delegate such preapproval authority to a subcommittee of the Audit Committee and any pre-approval granted pursuant to such delegation shall be presented to the full Audit Committee at its next scheduled meeting.

4.	Approve, in advance, all requests by management for permissible non-audit services to be provided to the Company by the independent auditors. The Audit Committee may delegate such pre-approval authority to a subcommittee of the Audit Committee and any pre-approval granted pursuant to such delegation shall be presented to the full Audit Committee at its next scheduled meeting.

5.	On a timely basis, obtain from the independent auditors and review, in connection with each audit, a report to the Audit Committee setting forth (a) all critical accounting policies and practices to be used; (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and (c) other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

6.	The independent auditors will provide to the Audit Committee for their review and comment a report at least annually regarding:

a.	the independent auditors’ internal quality-control procedures;

b.	any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding one or more independent audits carried out by the firm;

c.	any steps taken to deal with any such issues; and

d.	all relationships between the independent auditors and the Company.

7.	The independent auditors will provide a confirmation to the Audit Committee regarding the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law or listing standards.

8.	Recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditors who participated in any capacity in the audit of the Company.

9.	Provide the independent auditors with full access to the Audit Committee and the Board to report on any and all matters deemed appropriate by the independent auditors.

10.	Annually, or more frequently to the extent necessary, consult with the independent auditors outside the presence of management regarding internal controls and the completeness and accuracy of the Company’s annual financial statements.

11.	Direct the attention of independent auditors towards specific matters or areas deemed to be of special significance, and authorize the independent auditors to perform supplemental reviews or audits that the Audit Committee may deem advisable.

C.	Internal Auditing

1.	Participate in the appointment, promotion, or dismissal of the Company’s head of internal audit.

2.	Assist with the development and approval of the internal audit department’s mandate, goals and mission.

3.	Annually review the internal audit department’s budget, plan, activities and organizational structure.

4.	Review significant reports prepared by the internal audit department together with management’s response and follow-up to these reports.

5.	Review with the internal auditors the results of the Internal Audit department’s monitoring of compliance with the Company’s Code of Business Conduct.

6.	Review the performance of the internal audit department.

D.	Financial Reporting Processes

1.	Prior to filing the Company’s Annual Report or Form 10-K and Quarterly Reports on Form 10-Q, review and discuss the Company’s financial statements with management and the independent auditors.

2.	Prior to disclosure, review and discuss with management the Company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

3.	Review and discuss, with management and the independent auditors, any reports on the Company’s internal accounting controls rendered by the independent auditors. The review shall include discussions regarding the quality, adequacy and effectiveness of the Company’s accounting and financial controls including computerized information system controls and security.

4.	Obtain from the officers providing certifications required in connection with the filing of the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, and review with management, disclosure of (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and any material weaknesses in internal controls and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

5.	For the Company’s Annual Report on Form 10-K, review and comment on the independent auditor’s report on the Company’s internal control over financial Reporting, as required by section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC.

6.	Review and comment on the integrity of the Company’s financial reporting processes, both internal and external, by consultation with the independent auditors at least once annually.

7.	Review the independent auditors’ judgments regarding the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

8.	Consider significant changes to the Company’s accounting principles and practices as suggested by the independent auditors or management.

9.	Make periodic inquiries, but no less than annually, of management and the independent auditors with regard to significant risks and exposures facing the Company and assess the steps management has taken to minimize such risks.

10.	Make inquiries, at least quarterly, of management and the independent auditors with regard to any off-balance-sheet transactions and assess the purpose, need and risks.

E.	Process Improvement

1.	No less than annually, the Audit Committee should independently address with management and the independent auditors any significant accounting policies, procedures and judgments made by management in the preparation of the annual financial statements.

2.	Subsequent to the completion of the annual audit, review separately with management and the independent auditors any significant difficulties encountered during the course of the audit, significant changes in the audit plan or scope of work and any restrictions on the scope of work or access to required information.

3.	Review and comment on any significant disagreement among management and the independent auditors in connection with the preparation of the financial statements.

4.	Review and comment on significant findings during the year with management and the independent auditors, including status of previous audit recommendations.

5.	Review, with the independent auditors and management, the extent to which changes or improvements in financial or accounting practices have been implemented. These reviews should be conducted at appropriate times subsequent to implementation of changes or improvements, as decided by the Audit Committee.

F.	Ethical and Legal Compliance

1.	Annually review the Company’s Code of Business Conduct. Annually review and comment on the procedures that management has established to administer and enforce the Company’s Code of Business Conduct.

2.	Along with management, ensure adequate procedures are in place and being adhered to for receiving and handling complaints regarding accounting, internal controls or auditing matters and the confidential, anonymous submission of information by employees regarding questionable accounting, internal controls or auditing matters.

3.	Review and pre-approve conflicts of interest and related party transactions in accordance with the Company’s Corporate Governance Guidelines.

4.	Review with corporate counsel any legal compliance matters, including corporate securities trading policies, as may be deemed appropriate by the Audit Committee.

5.	Discuss with management and with corporate counsel the status of material matters such as pending litigation, taxation matters and other areas of oversight to the legal and compliance area as may be appropriate by the Audit Committee.

6.	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law, as the Audit Committee or the Board deems necessary or appropriate.

G.	Audit Committee Reporting

1.	Provide periodic reports to the Board regarding the activities of the Audit Committee.

2.	Issue such reports as may be required by the SEC for inclusion in the Company’s annual proxy statement, or as otherwise required by applicable laws or listing standards.

APPENDIX “H-2”

INFORMATION RELATING TO EXCHANGECO

The following information concerning Exchangeco should be read in conjunction with the information appearing elsewhere in the Circular including in respect of Penn National. Capitalized terms used but not otherwise defined in this Appendix “H-2” have the meaning ascribed to them in the Circular.

CORPORATE STRUCTURE

Exchangeco was incorporated under the BCBCA on July 30, 2021 for the purposes of effecting the Arrangement. Exchangeco’s registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, BC V7X 1L3.

DESCRIPTION OF THE BUSINESS

Exchangeco is an indirect wholly-owned Subsidiary of Penn National. From incorporation until the Effective Date, Exchangeco will not have any material assets, carry on any business except in accordance with its role as a party to the Arrangement Agreement, or issue any shares in its capital stock, other than the issuance of one common share to Penn National upon its incorporation.

At the Effective Time, Penn National will acquire, through Exchangeco, all outstanding Company Shares not owned by Penn National and its Subsidiaries as of the date of the Arrangement Agreement pursuant to a statutory plan of arrangement under the BCBCA. See “The Arrangement Agreement” in the Circular.

DIRECTORS AND EXECUTIVE OFFICERS

The sole director and executive officer of Exchangeco is Harper Ko of Pennsylvania, U.S.A., Executive Vice President, Chief Legal Officer and Secretary of Penn National. Ms. Ko has been the sole director of Exchangeco since its incorporation. Ms. Ko will hold office until the next annual general meeting of shareholders or until her successors are elected or until the earlier of death, resignation or removal. Ms. Ko also acts as Secretary of Exchangeco. Jay Snowden, President and Chief Executive Officer of Penn National acts as President of Exchangeco and Felicia Hendrix, Chief Financial Officer of Penn National acts Treasurer of Exchangeco. It is not anticipated that Ms. Ko, Mr. Snowden or Ms. Hendrix will receive compensation for acting as a director or executive officer of Exchangeco.

Cease Trade Orders and Bankruptcies

None of the directors or executive officers of Exchangeco is, as at the date hereof, and was not within ten years before date of the Circular, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity: (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty consecutive days (an “Order”); or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer of chief financial officer and which resulted from an event which occurred while such person was acting as a director, chief executive officer or chief financial officer.

Bankruptcies

None of the directors or executive officers of Exchangeco nor Penn National has been within the ten years before the date of the Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

H-2-1

Penalties or Sanctions

None of the directors or executive officers of Exchangeco nor Penn National has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Personal Bankruptcies

None of the directors or executive officers of Exchangeco nor Penn National has, within the ten years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

CONFLICTS OF INTEREST

To the best of Exchangeco’s knowledge, there are no existing potential conflicts of interest among Exchangeco or its subsidiaries and the directors or officers of Exchangeco or its subsidiaries as a result of their outside business interests as at the date of the Circular. Certain directors and officers of Exchangeco are or may serve as directors or officers, or may become associated with, other public or private companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of Exchangeco.

The officers and directors of Exchangeco are required by law to act honestly and in good faith with a view to the best interests of Exchangeco and to disclose any interest which they may have in any project or opportunity of Exchangeco. The directors and officers of Exchangeco are aware of their obligations to act at all times in good faith in the interest of Exchangeco and to disclose any conflicts to Exchangeco if and when they arise.

MATERIAL CONTRACTS

The following is a list of the material contacts that Exchangeco has entered into since its incorporation:

(a)	the Arrangement Agreement (see “The Arrangement Agreement” in the Circular);

(b)	the Voting Support Agreements (see “The Arrangement – Voting Support Agreements” in the Circular); and

(c)	the Non-Competition Agreements (see “The Arrangement Agreement – Non-Competition and Non-Solicitation Agreements” in the Circular).

INDEPENDENT AUDITORS

The statement of financial position of 1317774 B.C. Ltd. as of July 30, 2021 (date of incorporation) included in the Circular has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein.

FINANCIAL STATEMENTS

The audited statement of financial position as of July 30, 2021 (date of incorporation) of Exchangeco is attached as Schedule “A” hereto.

H-2-2

A-1

SCHEDULE “A”

AUDITED STATEMENT OF FINANCIAL POSITION AS OF JULY 30, 2021

(DATE OF INCORPORATION) OF EXCHANGECO

(See attached.)

H-2-3

A-2

Independent Auditor’s Report

To 1317774 B.C. Ltd.

Opinion

We have audited the statement of financial position of 1317774 B.C. Ltd. (the “Company”) as at July 30, 2021 (date of incorporation) and notes to the statement of financial position, including a summary of significant accounting policies (collectively referred to as the “financial statement”).

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company as at July 30, 2021 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”) and auditing standards generally accepted in the United States of America (“U.S. GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statement section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statement in Canada and the United States of America, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS or U.S. GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial statement.

H-2-4

A-3

As part of an audit in accordance with Canadian GAAS and U.S. GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates, if any, and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statement, including the disclosures, and whether the financial statement represents the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identify during our audit.

/s/ Deloitte & Touche LLP

Philadelphia, PA

September 10, 2021

H-2-5

A-4

1317774 B.C. LTD.

Statement of Financial Position

(In Canadian dollars)

As of July 30, 2021

Assets
Current assets
Receivables from parent company (note 4)	$100.0
Total assets	$100.0

Shareholder's Equity
Share capital (note 3 and note 4)	$100.0
Total Shareholder's Equity	$100.0

Subsequent event (note 4)

See accompanying notes

On behalf of the Board:

(Signed) Harper Ko

Director

H-2-6

A-5

1317774 B.C. LTD.

NOTES TO FINANCIAL STATEMENT

1.	INCORPORATION

1317774 B.C. Ltd. (“Exchangeco”) was incorporated pursuant to the British Columbia Business Corporations Act on July 30, 2021. The address of the registered office is Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, BC V7X 1L3. Exchangeco, an indirect wholly-owned subsidiary of Penn Interactive Ventures LLC (“Penn Interactive”), which is a wholly-owned subsidiary of Penn National Gaming, Inc. (“Penn National”), has not carried on active business since incorporation.

The financial statement was authorized for issue by the sole Director of Exchangeco on September 10, 2021.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation: The financial statement has been prepared on a historical cost basis as of the time of incorporation on July 30, 2021.

Statement of Compliance: The financial statement has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

3.	SHARE CAPITAL

a)	Authorized

Exchangeco is authorized to issue an unlimited number of voting common shares. The common shares are without nominal or par value.

b)	Issued and Outstanding

Common shares

	Number of
	Shares
	Capital	Share
Balance, July 30, 2021	1	$100

4.	SUBSEQUENT EVENTS

Subsequent to incorporation Exchangeco received a payment of C$100 for one common share from Callco (Parent), which is a wholly owned subsidiary of Penn Interactive, which is a wholly owned subsidiary of Penn National.

Pursuant to the Arrangement Agreement dated August 4, 2021 (the “Arrangement”), Exchangeco will acquire all of the issued and outstanding Class A Subordinate Voting Shares and Special Voting Shares of Score Media and Gaming Inc. (“theScore”) not already owned by Penn National, Exchangeco or their respective subsidiaries for approximately $2.0 billion, anticipated to be funded in cash and equity by Penn National and Exchangeco, as applicable, and subsequently, the current shareholders of Penn National and theScore will hold 93% and 7%, respectively, of the Penn National's shares. The Arrangement is subject to Canadian regulatory, judicial and theScore shareholder approval.

H-2-7

Appendix “I”

COMPARISON OF RIGHTS OF Company ShareholderS AND PENN NATIONAL SHAREHOLDERS

The rights of Company Shareholders are governed by the BCBCA and by theScore’s notice of articles and articles. Following the Arrangement, Company Shareholders who receive Penn Shares as part of the Arrangement will become shareholders of Penn National and as such their rights will be governed by the PBCL and by the Penn National Articles and the Penn National Bylaws.

The following is a summary of the material differences between the rights of Company Shareholders and the rights of shareholders of Penn National. This summary is not a complete comparison of rights that may be of interest, and Company Shareholders should therefore read the full text of the Penn National Articles and Penn National Bylaws at www.sec.gov under the Penn National profile and the notice of articles and articles of theScore at www.sedar.com under the theScore profile.

	Company Shareholder Rights	Penn National Shareholder Rights
Authorized Share Capital	The Company’s authorized share capital consists of: (i) an unlimited number of Class A Subordinate Voting Shares without par value and with special rights and restrictions attached; (ii) an unlimited number of Special Voting Shares without par value and with special rights and restrictions attached; and (iii) an unlimited number of preference shares without par value and with special rights and restrictions attached.

Penn National is authorized by the Penn National Articles to issue 400,000,000 stock, par value US$0.01 per share, and 1,000,000 shares of preferred stock, par value US$0.01 per share.

The board of directors may fix preferences, rights, limitations and restrictions on the preferred stock, or any series thereof, to the extent permitted by Section 1522 of the PBCL and the Penn National Articles.

Voting Rights	Unless a poll is directed by the chair of a meeting of the shareholders or demanded by a shareholder with the right to vote, motions are voted on by a show of hands with each person having one vote (regardless of the number of shares such person is entitled to vote). If voting is conducted by poll, each person is entitled to one vote (or such other number as may be provided in the articles) for each share such person is entitled to vote. However, if one or more shareholders votes at a meeting by telephone or other communications medium, motions will be voted on by poll or another method that adequately discloses the intentions of the shareholders.	Except as provided for in the Penn National Articles, each holder of shares of common stock is entitled to attend all special and annual meetings of the shareholders of Penn National and to cast one vote for each outstanding share of common stock held of record by such shareholder upon any matter upon which shareholders are entitled to vote generally.

I-1

	Company Shareholder Rights	Penn National Shareholder Rights
Shareholder Approval of Business Combinations; Fundamental Changes

Under the BCBCA and theScore’s articles, certain extraordinary company alterations, such as changes to authorized share structure, continuances, into or out of province, certain amalgamations, sales, leases or other dispositions of all or substantially all of the undertaking of a company (other than in the ordinary course of business) liquidations, dissolutions, and certain arrangements are required to be approved by ordinary or special resolution as applicable.

An ordinary resolution is a resolution (i) passed at a shareholders’ meeting by a simple majority, or (ii) passed, after being submitted to all of the shareholders, by being consented to in writing by shareholders who, in the aggregate, hold shares carrying at least two-thirds of the votes entitled to be cast on the resolution.

A special resolution is a resolution (i) passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose or (ii) signed by all shareholders entitled to vote on the resolution.
In certain cases, an action that prejudices, adds restrictions to or interferes with a right or special right attached to issued shares of a class or series of shares must be approved separately by the holders of the class or series of shares being affected by special resolution.
Under the BCBCA, arrangements are permitted and a company may make any proposal it considers appropriate “despite any other provision” of the BCBCA. In general, a plan of arrangement is approved by a company’s board of directors and then is submitted to a court for approval. It is not unusual for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Plans of arrangement involving shareholders must be approved by shareholders by a special resolution (on which holders of shares not normally entitled to vote are entitled to a vote). The court may, in respect of an arrangement proposed with persons other than shareholders and creditors, require that those persons approve the arrangement in the manner and to the extent required by the court. The court determines, among other things, to whom notice will be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.

Under the PBCL, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares entitled to vote on the matter, unless the articles of incorporation provides otherwise.

In addition, under Section 321(d)(1)(jj) and (d)(3) of the PBCL, mergers in which one corporation owns 80% or more of each class of stock of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. The PBCL does not contain a procedure comparable to a plan of arrangement under the BCBCA.

Under Section 2555 of the PBCL, a corporation generally may not engage in any “business combination” with any interested shareholder for a period of five years after the time of the transaction in which the person became an interested shareholder.
These restrictions will not apply if the corporation’s original articles of incorporation contain a provision expressly electing not to be governed by these provisions or if the corporation’s articles of incorporation or by-laws are amended to contain such a provision or under certain other circumstances. Penn National has not made such an election and thus Penn National is subject to Section 2555 of the PBCL, an anti-takeover law prohibiting business combinations with any interested shareholder.
See also “Special Vote Required for Combinations with Interested Shareholders” section below describing certain restrictions on business combinations with interested shareholders.

I-2

Company Shareholder Rights	Penn National Shareholder Rights
Special Vote Required for Combinations with Interested Shareholders	The BCBCA does not contain a provision comparable to Section 2555 of the PBCL with respect to business combinations.	Section 2555 of the PBCL provides (in general) that a corporation may not engage in a business combination with an interested shareholder for a period of five years after the time of the transaction in which the person became an interested shareholder. The prohibition on business combinations with interested shareholders does not apply in some cases, including if: (i) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested shareholder, approves (a) the business combination or (b) the transaction in which the shareholder becomes an interested shareholder; (ii) the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation (this exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements); or (iii) the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation. After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (i) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates, or (ii) the merger is approved at a shareholders meeting and certain fair price requirements are met.
Section 2553 of the PBCL generally defines an interested shareholder to include any person who, together with that person’s affiliates or associates, (i) owns 20% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and owned 20% or more of the outstanding voting stock of the corporation at any time within the previous five years.

I-3

	Company Shareholder Rights	Penn National Shareholder Rights
Appraisal Rights; Rights to Dissent	The BCBCA provides that shareholders of a company are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. The dissent right is applicable where the company resolves to (i) alter its articles to alter the restrictions on the powers of the company or on the business it is permitted to carry on; (ii) approve certain amalgamations; (iii) approve an arrangement, where the terms of the arrangement permit dissent; (iv) sell, lease or otherwise dispose of all or substantially all of its undertaking; or (v) continue the company into another jurisdiction.
	A court may also make an order permitting a shareholder to dissent in certain circumstances.	Under the PBCL, a shareholder of a corporation does not have appraisal rights in connection with a merger or consolidation, if, among other things: (i) the corporation’s shares are listed on a national securities exchange or held of record by more than 2,000 shareholders; or (ii) the corporation will be the surviving corporation of the merger and no vote of its shareholders is required to approve the merger. The PBCL grants appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock.
Compulsory Acquisition; Short-Form Merger	The BCBCA provides that if, within 4 months after the making of an offer to acquire shares, or any class of shares, of a company, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice within 5 months after the date of the offer, to acquire (on the same terms on which the offeror acquired shares from those holders of shares who accepted the offer) the shares held by those holders of shares of that class who did not accept the offer. Offerees may apply to the court, within 2 months of receiving notice, and the court may set a different price or terms of payment or make any consequential orders or directions as it considers appropriate.	Under Section 321(d)(1)(ii) and (d)(3) of the PBCL, a corporation which owns at least 80% of the shares of each class of stock of a second corporation may unilaterally merge with the second corporation without the vote of the second corporation’s board of directors or shareholders.

I-4

Company Shareholder Rights	Penn National Shareholder Rights
Oppression Remedy	The BCBCA’s oppression remedy enables a court to make almost any order (interim or final) to rectify the matters complained of if the court is satisfied upon application by a shareholder (as defined below) that the affairs of the company are being conducted or that the powers of the directors have been exercised in a manner that is oppressive, or that some action has been or may be taken which is unfairly prejudicial, in each case to one or more shareholders. The applicant must be one of the persons being oppressed or prejudiced and the application must be brought in a timely manner. A “shareholder” for the purposes of the oppression remedy includes legal and beneficial owners of shares as well as any other person whom the court considers appropriate.
The oppression remedy provides the court with extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders. The court may order relief including but not limited to orders that remedy the specific conduct complained of, orders that require the company or other shareholders to purchase the wronged shareholder’s shares, orders that appoint a receiver or receiver manager and orders for liquidation and dissolution. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights.	Although the PBCL imposes upon directors and officers fiduciary duties of loyalty (i.e., a duty to act in a manner believed to be in the best interest of the corporation and its shareholders) and care, there is no remedy under the PBCL that is comparable to the BCBCA’s oppression remedy.
Shareholder Consent to Action Without a Meeting	Under the BCBCA, shareholder action without a meeting may be taken by a consent resolution of shareholders provided that it satisfies the thresholds for approval in the company’s articles, the BCBCA and the regulations thereunder. A consent resolution is as valid and effective as if it was a resolution passed at a meeting of shareholders. Under the BCBCA a consent resolution is, in the case of a resolution of shareholders that may be passed as an ordinary resolution, a resolution passed, after being submitted to all of the shareholders holding shares that carry the right to vote at general meetings, by being consented to in writing by shareholders holding shares that carry the right to vote at general meetings who, in the aggregate, hold shares carrying at least a special majority of the votes entitled to be cast on the resolution and in the case of any other resolution of shareholders, a unanimous resolution.	Under the PBCL, unless otherwise provided in the bylaws, any action that can be taken at a meeting of the shareholders may be taken without a meeting if written consent to the action is signed by all of the shareholders who would be entitled to vote at a meeting for such purpose.
The Penn National Bylaws do not restrict shareholder action by written consent.

I-5

Company Shareholder Rights	Penn National Shareholder Rights
Requisition of Shareholders’ Meetings	Under the BCBCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a general meeting may requisition that the directors call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting. Upon receiving a requisition that complies with the technical requirements set out in the BCBCA, the directors must, subject to certain limited exceptions, call a meeting of shareholders to be held not more than 4 months after receiving the requisition. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them holding in aggregate not less than 2.5% of the issued shares of the company that carry the right to vote at general meetings may call the meeting.	Under the PBCL, a special meeting of shareholders may be called only by the board of directors or by persons authorized in the certificate of incorporation or the bylaws.
The Penn National Bylaws provide that special meetings of the shareholders may be called only by the Chairman or a majority of the directors then in office.
Distributions and Dividends; Repurchases and Redemptions	Under the BCBCA, a company may pay a dividend in money or other property unless there are reasonable grounds for believing that the company is insolvent, or the payment of the dividend would render the company insolvent.
A company may also pay a dividend by issuing shares or warrants. The BCBCA provides that no special rights or restrictions attached to a series of shares confer on the series a priority in respect of dividends or return of capital over any other series of shares of the same class.
Under the BCBCA, the purchase or other acquisition by a company of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends, as set out above. The Company is permitted, under its articles, to acquire any of its shares, subject to the special rights and restrictions attached to such class or series of shares and the approval of its board of directors.
Under the BCBCA, subject to solvency tests similar to those applicable to the payment of dividends (as set out above), a company may redeem, on the terms and in the manner provided in its articles, any of its shares that has a right of redemption attached to it.	Under Section 1551 of the PBCL, a corporation may, subject to any restrictions in its bylaws, pay dividends unless the corporation would be unable to pay its debts as they come due or if the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights of certain shareholders.
A Pennsylvania corporation may purchase or redeem shares of any class.
Penn National has historically not paid dividends.

I-6

	Company Shareholder Rights	Penn National Shareholder Rights
Number of Directors; Vacancies on the Board of Directors	The BCBCA provides that a public company must have at least 3 directors. The Company’s articles provide that it will have a board of directors consisting of the number of directors set by ordinary resolution of the shareholders from time to time. Directors are generally elected by shareholders by ordinary resolutions; however, theScore’s articles also provide that the directors may appoint one or more directors to hold office until the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.
Under the BCBCA, a vacancy among the directors created by the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the shareholders or by the remaining directors. In the case of a casual vacancy under the BCBCA, the remaining directors may fill the vacancy.
Under the BCBCA, if as a result of one or more vacancies, the number of directors in office falls below the number required for a quorum, the remaining directors may appoint as directors the number of individuals that, when added to the number of remaining directors, will constitute a quorum and/or call a shareholders’ meeting to fill any or all vacancies among directors and to conduct such other business that may be dealt with at that meeting, but must not take any other action until a quorum is obtained.	The PBCL provides that the board of directors of a corporation will consist of one or more members.
The Penn National Bylaws provide that the number of directors of the corporation constituting the whole board and the number of directors constituting each class of directors shall be fixed (and may be changed from time to time) solely by resolution of the board of directors.
Under the PBCL, a vacancy or a newly created directorship may be filled by a majority vote of the remaining directors, although less than a quorum, unless otherwise provided in the bylaws.
The Penn National Bylaws provide that any newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other case shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, of the board of directors and directors appointed in this manner will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been duly elected and qualified.
Constitution and Residency of Directors	The BCBCA and theScore’s articles do not place any residency restrictions on the boards of directors.	The PBCL does not have any residency requirements, but a corporation can prescribe qualifications for directors under its certificate of incorporation or bylaws. Neither the Penn National Articles nor the Penn National Bylaws provide for any such qualifications for directors.

I-7

Company Shareholder Rights	Penn National Shareholder Rights
Removal of Directors; Terms of Directors	The Company’s articles allow for the removal of a director by special resolution of the shareholders.
The Company’s articles provide that all directors cease to hold office immediately before the election or appointment of directors at every annual general meeting, but are eligible for re-election or reappointment.	The PBCL permits classified boards and Penn National’s board of directors is divided into three classes designated as Class I, Class II and Class III, the members of which are elected for staggered terms. The term of office of at least one class shall expire in each year. At each election, directors shall be elected for a term expiring at the annual meeting of shareholders held in the third year following the year of election, and until their respective successors are elected and qualified.
Under the Penn National Articles and Penn National Bylaws, subject to the rights of any class or series of stock having preference over the common stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed from office, with or without cause, by the affirmative vote of the holders of seventy-five per cent (75%) of the voting power of all shares of the corporation entitled to vote generally in the election of directors, voting together as a single class.
In addition, under the PBCL, a court may remove a director upon application in a derivative suit in cases of fraudulent or dishonest acts, gross abuse of authority or discretion, or for any other proper cause. The PBCL also provides that the board of directors may be removed at any time with or without cause by the unanimous vote or consents of shareholder entitled to vote thereon.

I-8

Company Shareholder Rights	Penn National Shareholder Rights
Indemnification of Directors and Officers	Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an “indemnifiable person”), against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, if: (i) the individual acted honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; and (ii) in the case of a proceeding other than a civil proceeding, the individual had reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its memorandum or articles, even if it had agreed to do so by an indemnification agreement (provided that the memorandum or articles prohibited indemnification when the indemnification agreement was made). A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement.
As permitted by the BCBCA, theScore’s articles require theScore to indemnify directors or officers of theScore, former directors or officers of theScore or other individuals who, at theScore’s request, act or acted as directors or officers or in a similar capacity of another entity (and such individual’s respective heirs and personal representatives) to the extent permitted by the BCBCA.
Because theScore’s articles require that indemnification be subject to the BCBCA, any indemnification that theScore provides is subject to the same restrictions set out in the BCBCA which are summarized, in part, above.	Under the PBCL, a corporation is generally permitted to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the individual’s conduct was unlawful. That determination must be made by: (i) a majority vote of a quorum of the disinterested directors; (ii) independent legal counsel, if such a quorum is not obtainable or a majority vote of a quorum of disinterested directors so directs; or (iii) by the shareholders. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation.
The Penn National Bylaws provide that a director shall indemnify, to the maximum extent permitted by the PBCL, any director or officer of Penn National or any employee that is requested, as part of Penn National’s disclosure controls and procedures and in connection with the employee’s responsibilities in service to Penn National, to provide to Penn National a certification or certifications to be used by Penn National in connection with the preparation of its periodic reports under the U.S. Exchange Act, and any other person approved by the Penn National board of directors against all liability, loss and expense (including attorneys’ fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such person by reason of the fact that such person is or was a director, officer, employee or agent of Penn National, or is or was serving at the request of Penn National as a director, officer, employee, agent, fiduciary or trustee of another corporation or of a partnership, joint venture, trust, employee benefit plan or other enterprise or entity, whether or not for profit, whether domestic or foreign, including service with respect to an employee benefit plan, its participants or beneficiaries. The Penn National By-laws also permit the advancement of expenses.

I-9

Company Shareholder Rights	Penn National Shareholder Rights
Limited Liability of Directors	Under the BCBCA, a director or officer of a company must (i) act honestly and in good faith with a view to the best interest of the company; (ii) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; (iii) act in accordance with the BCBCA and the regulations thereunder; and (iv) subject to (i) to (iii), act in accordance with the articles of the company. These statutory duties are in addition to duties under common law and equity.
Under the BCBCA, the directors of a company who vote for or consent to a resolution that authorizes the company to (i) carry on any business or exercise any power that it is restricted by its articles from carrying on or exercising or exercise any of its powers in a manner inconsistent with such restrictions as a result of such act or exercise the company has paid compensation to any person; (ii) to pay a commission or allow as discount in violation of the BCBCA to in connection with the sale of share of the company; (iii) to pay a dividend, purchase, redeem or otherwise acquire shares in circumstances where the company is insolvent, or the payment of the dividend would render the company insolvent; or (iv) to make a payment or give an indemnity to an indemnifiable person in violation of the BCBCA, are, in each case, jointly and severally liable to restore to the company any amount paid or distributed as a result and not otherwise recovered by the company. In addition, the directors of a company who vote for or consent to a resolution that authorizes the issue of a share that is not fully paid are jointly and severally liable to compensate the company or any shareholder for any losses, damages and costs sustained as a result.
Under the BCBCA, a director is not subject to statutory liability for the above acts if the director relied, in good faith, on (i) financial statements of the company represented to the director by an officer of the company or in a written report of the auditor of the company to fairly reflect the financial position of the company, (ii) a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person, (iii) a statement of fact represented to the director by an officer of the company to be correct, or (iv) any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not that record was forged, fraudulently made or inaccurate or that information or representation was fraudulently made or inaccurate. Further, a director is not liable for certain assets if the director did not know and could not reasonably have known that the act done by the director or authorized by the resolution voted for or consented to by the director was contrary to the BCBCA.	The PBCL permits the adoption of a provision in a corporation’s bylaws limiting or eliminating the monetary liability of a director to a corporation or its shareholders by reason of a director’s breach of the fiduciary duty of care. The PBCL does not permit any limitation of the liability of a director for: self-dealing, willful misconduct or recklessness.
The Penn National Bylaws provide that a director will not be personally liable, as such, for monetary damages for any action taken, or any failure to take any action, unless: (i) the director has breached or failed to perform the duties of his or her office under the Penn National Articles, the Penn National Bylaws or the PBCL and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The provisions of this section of the Penn National Bylaws do not apply to the responsibility or liability of a director pursuant to any criminal statute, or the liability of a director for the payment of taxes pursuant to local, state or federal law.

I-10

Company Shareholder Rights	Penn National Shareholder Rights
Derivative Actions	Under the BCBCA, a shareholder (including a beneficial shareholder) or director of a company and any person who, in the discretion of the court, is a proper person to make an application to court to prosecute or defend an action on behalf of a company (a derivative action) may, with judicial leave: (i) bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation or (ii) defend, in the name and on behalf of the company, a legal proceeding brought against the company.
Under the BCBCA, the court may grant leave if: (i) the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the action; (ii) notice of the application for leave has been given to the company and any other person that the court may order; (iii) the complainant is acting in good faith; and (iv) it appears to the court to be in the interests of the company for the action be brought, prosecuted or defended.
Under the BCBCA, the court upon the final disposition of a derivative action may make any order it determines to be appropriate. In addition, under the BCBCA, a court may order a company or its subsidiary to pay the complainant’s interim costs, including legal fees and disbursements. However, the complainant may be held accountable for the costs on final disposition of the action.	Under the PBCL, a shareholder bringing a derivative suit must have been a shareholder at the time of the wrong complained of or the shareholder must have received stock in the corporation by operation of law from a person who was such a shareholder at the time of the wrong complained of. In addition, the shareholder must remain a shareholder throughout the litigation. There is no requirement under the PBCL to advance the expenses of a lawsuit to a shareholder bringing a derivative suit.

I-11

Company Shareholder Rights	Penn National Shareholder Rights

Advance Notification Requirements for Proposals of Shareholders

Under the BCBCA, a proposal may be made by certain registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. To be eligible to submit such a proposal, a shareholder must be the registered or beneficial holder of, or have the support of the registered or beneficial holders of, (i) at least 1% of the total number of outstanding voting shares of the company; or (ii) voting shares whose fair market value is at least $2,000. Such registered or beneficial holder(s) must have held such shares for an uninterrupted period of at least two years immediately prior to the date of the signing of the proposal and such shareholder will not have, within two years before the date of the signing of the proposal, failed to present, in person or by proxy, at an annual general meeting, an earlier proposal submitted by such shareholder in response to which the company complied with its obligations under the BCBCA. A proposal under the BCBCA must include the name and address of the person submitting the proposal, the names and addresses of the person’s supporters and the number and class or series of shares of the company, carrying the right to vote at annual general meetings that are owned by such person(s).

The Penn National Bylaws contain advance notice procedures with respect to shareholder proposals and recommendations of candidates for election as directors other than nominations made by or at the direction of the Penn National board of directors or a committee of the Penn National board of directors. Shareholders must notify the corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in the Penn National Bylaws. To be timely, the notice must be received at Penn National’s principal executive office not less than 120 nor more than 150 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. In order to be eligible to present a shareholder proposal or recommend a candidate for nomination for election as a director at a shareholders meeting, a shareholder must have owned beneficially at least 1% of the outstanding Penn National common stock for a continuous period of not less than 12 months. In addition, shareholders will not be permitted to directly nominate candidates for election to the Penn National board of directors, but will instead be permitted to recommend potential nominees to the governance committee.

I-12

	Company Shareholder Rights	Penn National Shareholder Rights

If the proposal and a written statement in support of the proposal (if any) are submitted at least three months before the anniversary date the previous annual meeting and the proposal and written statement (if any) meet other specified requirements, then the company must either set out the proposal, including the names and mailing addresses of the submitting person and supporters and the written statement (if any), in the proxy circular of the company or attach the proposal and written statement thereto.

If the submitter is a qualified shareholder at the time of the annual general meeting to which its proposal relates, the company must allow the submitter to present the proposal, in person or by proxy, at such meeting. If two or more proposals received by the company in relation to the same annual general meeting are substantially the same, the company only needs to comply with such requirements in relation to the first proposal received and not any others. The company may also refuse to process a proposal in certain other circumstances including when the directors have called an annual general meeting to be held after the date the proposal is received and have sent a notice of that meeting, when substantially the same proposal was submitted to shareholders in a notice of meeting or an information circular relating to an annual general meeting of shareholders held within five years preceding the receipt of the request and the proposal did not obtain the prescribed level of support or a proposal that deals with matters beyond the company’s power to implement.

If a company refuses to process a proposal, the company will notify the person making such proposal in writing within 21 days after its receipt of the proposal of its decision in relation to the proposal and the reasons therefor. In any such event, the person submitting the proposal may make application to a court for a review of the company’s decision and a court may restrain the holding of the annual general meeting and make any further order it considers appropriate. In addition, a company or any person claiming to be aggrieved by a proposal may apply to a court for an order permitting or requiring the company to refrain from processing the proposal and the court may make such order as it considers appropriate.

Shareholder Rights Plans	The Company has not adopted a shareholder rights plan.	Penn National has not adopted a shareholder rights plan.
Inspection of Books and Records	Under the BCBCA, directors and shareholders may, without charge, inspect certain of the records of a company. Former shareholders and directors may also inspect certain of the records, free of charge, but only those records pertaining to the times that they were shareholders or directors.	Under the PBCL, any shareholder, in person or by attorney or other agent, may, upon written demand, inspect the corporation’s books and records for a proper purpose.

I-13

Company Shareholder Rights	Penn National Shareholder Rights

Amendment of Governing Documents

Under the BCBCA, a company may amend its articles or notice of articles by (i) the type of resolution specified in the BCBCA, (ii) if the BCBCA does not specify a type of resolution, then by the type specified in the company’s articles, or (iii) if the company’s articles do not specify a type of resolution, then by special resolution. The BCBCA permits many substantive changes to a company’s articles (such as a change in the company’s authorized share structure or a change in the special rights or restrictions that may be attached to a certain class or series of shares) to be changed by the resolution specified in that company’s articles.

The Company’s articles provide that certain changes to the theScore’s share structure and any creation or alteration of special rights and restrictions to a series or class of shares be done by way of special resolution, provided that, if a right or special right attached to a class or series of shares would be prejudiced or interfered with by such an alteration, the holders of such class or series of shares must approve the alteration by a special separate resolution of those shareholders.

The Company’s articles also provide that, the shareholders may from time to time, by special resolution, make any alteration to theScore’s notice of articles and articles as permitted by the BCBCA.

Under the PBCL, a corporation’s articles of incorporation may be amended if: (i) the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of shareholders; and (ii) the holders of a majority of shares of stock entitled to vote on the matter approve the amendment, unless the articles of incorporation requires the vote of a greater number of shares.

In addition, under the PBCL, class voting rights exist with respect to amendments to the certificate of incorporation that adversely affect the terms of the shares of a class. Class voting rights do not exist as to other extraordinary matters, unless the articles of incorporation provides otherwise.

Under the PBCL, the board of directors may amend a corporation’s bylaws if so authorized in the bylaws.

The Penn National Articles provides that any amendment to the director removal provision requires the affirmative vote of 75% of the voting power of all shares of Penn National entitled to vote generally in the election of directors, voting together as a single class.

The Penn National Bylaws provide that the Penn National Bylaws may be amended or repealed, or new bylaws may be adopted, either: (i) upon receiving at least 75% of the votes cast at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon; (ii) in the event that the proposed bylaw amendment, repeal or adoption has been proposed by a majority of the directors, upon receiving a majority of the votes cast at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon; or (iii) by the board of directors.

I-14

Appendix “J”
DIVISION 2 OF PART 8 OF THE BCBCA

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the Dissenting Holder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

Appendix “K”
GLOSSARY OF DEFINED TERMS

“Accelerated Unvested Company Option” means that portion of each outstanding and unexercised Company Option that is unvested as of immediately prior to the Effective Time and (i) that is a Director Company Option or (ii) held by a Person who is party to an agreement with the Company or its Subsidiaries providing for the acceleration of such unvested Company Option in connection with the consummation of the Arrangement.

“Accelerated Unvested Company RSU” means that portion of each outstanding and unexercised Director Company RSU that is unvested as of immediately prior to the Effective Time.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person or group (within the meaning of Section 13(d) (3) of the U.S. Exchange Act) of Persons (other than Exchangeco or its Affiliates) relating to (a) any direct or indirect acquisition, purchase, sale or disposition, in a single transaction or series of related transactions (by amalgamation, merger, plan of arrangement, or otherwise), of (i) businesses or assets (including equity interests of Subsidiaries) with a fair market value equal to 20% or more of the fair market value of, or that constitutes 20% or more of the revenue or assets of, the Company and its Subsidiaries, taken as a whole, or (ii) 20% or more of the outstanding Company Shares, (b) any direct or indirect tender offer, take-over bid, exchange offer or issuance that if consummated would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Company, or (c) any amalgamation, merger, plan of arrangement, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries that if consummated would result in such Person or group of Persons beneficially owning (i) businesses or assets (including equity interests of Subsidiaries) with a fair market value equal to 20% or more of the fair market value of, or that constitutes 20% or more of the revenue or assets of, the Company and its Subsidiaries, taken as a whole, (ii) 20% or more of any class of voting or equity securities of the Company or (iii) in the case of such a transaction involving the Company (as opposed to its Subsidiaries) in which the Company is not the surviving entity, 20% or more of the total voting power of such surviving entity.

“affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Alternative Transaction” means a form of transaction (including a take-over bid or an amalgamation) whereby Exchangeco or one of its affiliates would effectively acquire all of the Company Shares within substantially the same time periods and on economic terms that are equivalent to or better to the Levy Supporting Shareholders (including in respect of the tax treatment of the Levy Supporting Shareholders pursuant to such transaction) than those contemplated by the Arrangement Agreement.

“Amalco” means the entity formed on the Amalgamation as contemplated by the Plan of Arrangement.

“Amalco Class A Shares” means the Class A Subordinate Voting Shares in the capital of Amalco.

“Amalco Special Voting Shares” means the Special Voting Shares in the capital of Amalco.

“Amalgamation” has the meaning ascribed to that term under “The Arrangement – Description of the Plan of Arrangement”.

“Antitrust Laws” means Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Arrangement” means the arrangement of theScore under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in accordance with the Final Order with the consent of the Company and Exchangeco.

“Arrangement Agreement” means the arrangement agreement dated August 4, 2021 by and among theScore, Penn National and Exchangeco, including all schedules annexed thereto, as amended by an amending agreement dated September 10, 2021 by and among theScore, Penn National and Exchangeco, as the same may be amended, supplemented or otherwise modified from time to time in accordance therewith, prior to the Effective Time, providing for, among other things, the Arrangement.

“Arrangement Resolution” means the special resolution of Company Shareholders approving the Plan of Arrangement which is to be considered at the Meeting substantially in the form of Appendix “B” hereto.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Beneficiary” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Exchangeable Share Support Agreement – Exchangeco Insolvency Event – Exchange Right”.

“beneficial Company Shareholders” has the meaning ascribed to that term under “General Information About the Meeting and Voting – Voting and Other Meeting Activities”.

“Blakes” means Blakes, Cassels & Graydon LLP.

“Broadridge” has the meaning ascribed to that term under “General Information About the Meeting and Voting – Voting by Beneficial Company Shareholders”.

“Burdensome Condition” means a Company Material Adverse Effect where Company Material Adverse Effect is measured against the pro forma Company and its Subsidiaries combined with Penn National’s interactive division, Penn Interactive Ventures, LLC (such pro forma combined enterprise, the “Combined Interactive Business”), taking into account (i) the aggregate Consideration payable by Exchangeco pursuant to the Arrangement, (ii) the financial support Penn National would reasonably be expected to provide to the Combined Interactive Business after the Closing, (iii) the historical financial support provided to Penn Interactive Ventures, LLC by Penn National and (iv) Penn National’s business plan for the Combined Interactive Business as of the date hereof; provided, however, in no event will Penn National be required to sell, dispose of, hold separate, restrict its freedom of action, place in trust or agree to any similar restrictions or actions with respect to the land-based businesses of Penn National or its Subsidiaries or Penn National’s current or future equity interests in, or other rights related to, Barstool Sports, Inc.

“Business Day” means any day other than the days on which banks in New York, New York or Toronto, Ontario are required or authorized to close.

“Callco” means 1317769 B.C. Ltd., a British Columbia corporation.

“Call Rights” means, collectively, the rights of Penn National and Callco to purchase Exchangeable Shares pursuant to the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right and the Change of Law Call Right.

“Canaccord Genuity” means Canaccord Genuity Corp.

“Canaccord Genuity Engagement Agreement” means the engagement letter dated July 30, 2021 between theScore and Canaccord Genuity.

“Canaccord Genuity Fairness Opinion” means the written opinion of Canaccord Genuity dated as of August 4, 2021 addressed to the Company. A copy of the Canaccord Genuity Fairness Opinion is attached as Appendix “G” to this Circular.

“Canadian Securities Laws” means the Canadian provincial or territorial securities laws and the rules, regulations and published policies thereunder.

“Cash Portion of Consideration” means US$17.00.

“CDS” has the meaning ascribed to that term under “General Information About the Meeting and Voting – Voting by Beneficial Company Shareholders”.

“Change” means any effect, fact, development, circumstance, event, occurrence or change.

“Change of Law” means any amendment to the Tax Act and other applicable provincial income tax Laws that permits Canadian resident holders of the Exchangeable Shares, who hold the Exchangeable Shares as capital property and deal at arm's length with Penn National and Exchangeco (all for the purposes of the Tax Act and other applicable provincial income tax Laws), to exchange their Exchangeable Shares for Penn Shares on a basis that will not require such holders to recognize any income, gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax Laws;

“Change of Law Call Date” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Change of Law Call Right”.

“Change of Law Call Purchase Price” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Change of Law Call Right”.

“Change of Law Call Right” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Change of Law Call Right”.

“Circular” means this Management Information Circular of theScore dated September 10, 2021.

“Class A Share” means the issued and outstanding Class A Subordinate Voting Shares in the capital of the Company.

“Closing” means the closing of the Arrangement and the other transactions contemplated in the Arrangement Agreement and Plan of Arrangement.

“Closing Condition Gaming Consents” means the approvals, decisions, clearances and confirmations set out in Section 1.1(a)(i) of the Exchangeco Disclosure Letter (including by way of any expiration, waiver or termination of any relevant waiting period in relation to any Gaming Authority).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Combined Company” means Penn National after completion of the Arrangement.

“Company” or “theScore” means Score Media and Gaming Inc., a British Columbia corporation.

“Company Board” means the board of directors of theScore as the same is constituted from time to time.

“Company Material Adverse Effect” means any Change that, together with all other Changes, is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has been, a Company Material Adverse Effect: (a) Changes in general economic or political conditions or in the financial, credit or securities markets in Canada or the United States; (b) Changes generally affecting, the industries in which the Company and its Subsidiaries operate; (c) failure of the Company to meet internal or external projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failures will not be excluded); (d) Changes in the price or trading volume of the Company Shares in and of itself (provided that the underlying causes of such Changes will not be excluded); (e) Changes that result from the announcement of the Arrangement Agreement or the transactions contemplated hereby or the identity of Exchangeco or any of its Affiliates as the acquiror of the Company, including the loss of employees or customers (other than for purposes of any representation or warranty addressing the effect of the announcement, execution, delivery and performance of the Arrangement Agreement or the consummation of the transactions contemplated hereby, including the Arrangement); (f) compliance with the express terms of, or the taking of any action expressly required or contemplated by, the Arrangement Agreement (other than for purposes of any representation or warranty addressing the effect of the announcement, execution, delivery and performance of the Arrangement Agreement or the consummation of the transactions contemplated hereby, including the Arrangement) or actions taken (or omitted to be taken) upon the written request of Exchangeco or Penn National; (g) acts of terrorism or war; (h) Changes resulting from epidemics, pandemics, disease outbreak (including COVID-19), other health crisis or public health event (including the COVID-19 Measures); (i) Changes in IFRS or U.S. GAAP or the authoritative interpretation thereof after the date hereof; (j) Changes in Law or the authoritative interpretation thereof after the date hereof (including in connection with or in response to COVID-19); or (k) Changes in currency exchange or interest rates, except, in the case of clauses (a), (b), (g), (h), (i), (j) and (k), to the extent such Changes referred to therein have or would be reasonably expected to have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate.

“Company Option & RSU Plan” means the Second Amended and Restated Stock Option and Restricted Stock Unit Plan of the Company, effective as of February 10, 2021.

“Company Option” means any option, outstanding as of immediately prior to the Effective Time, exercisable to acquire one or more Class A Shares from the Company.

“Company RSU” means an award of restricted share units, with each restricted share unit corresponding on a one for one basis to a Class A Share.

“Company Securities” means, collectively, (i) shares of capital or other voting securities of the Company; (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital or voting securities of the Company; (iii) rights or options to acquire from the Company or its Subsidiaries, or obligations of the Company or its Subsidiaries to issue, any shares of capital, voting securities or securities convertible into or exchangeable for shares of capital or voting securities of the Company, as the case may be; or (iv) equity equivalent interests in the ownership or earnings of the Company or its Subsidiaries or other similar rights.

“Company Shareholder Approval” means the approval of the Arrangement Resolution by Company Shareholders at the Meeting in accordance with Section 2.3(b) of the Arrangement Agreement.

“Company Shareholder” means a registered and/or beneficial holder of Company Shares and, where the context so provides, includes joint holders of such Company Shares.

“Company Shares” means, collectively, Class A Shares and Special Voting Shares.

“Competition Act” means the Competition Act (Canada).

“Computershare” means Computershare Trust Company of Canada.

“Confidentiality Agreement” means the Confidentiality Agreement between theScore and Penn National dated June 3, 2021, as amended.

“Consideration” means (i) in the case of a Company Shareholder who is an Eligible Holder who validly elects to receive Exchangeable Shares prior to the Election Deadline in accordance with the Plan of Arrangement, for each Company Share, 0.2398 of an Exchangeable Share and the Cash Portion of Consideration in cash, and (ii) in the case of each other Company Shareholder, for each Share, 0.2398 of a Penn Share and the Cash Portion of Consideration in cash.

“Convertible Debenture” means the 8.00% convertible unsecured subordinated debenture of the Company due August 31, 2024 with an aggregate principal amount outstanding of $24,718,804.37 as of the date of the Arrangement Agreement.

“Court” means the Supreme Court of British Columbia.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, mutations or variances thereof or other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” has the meaning ascribed to that term in the Arrangement Agreement.

“CRA” means the Canada Revenue Agency.

“Current Market Price” means, in respect of a Penn Share on any date, the average closing price of a Penn Share on the NASDAQ during the period of twenty (20) consecutive trading days ending on the third (3rd) trading day immediately before such date or, if the Penn Shares are not then listed on the NASDAQ, on such other stock exchange or automated quotation system on which the Penn Shares are listed or quoted, as the case may be, as may be selected by the Exchangeco Board for such purpose; provided, however, that if in the reasonable opinion of the Exchangeco Board the public distribution or trading activity of Penn Shares during such period does not reflect the fair market value of a Penn Share, then the “Current Market Price” of a Penn Share will be determined in good faith by the Exchangeco Board, based upon the advice of such qualified independent financial advisors as the Exchangeco Board may deem to be appropriate; and provided further that any such selection, opinion or determination by the Exchangeco Board of Directors will be conclusive and binding, absent manifest error.

“Damages” means any and all costs or expenses (including attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative.

“December 2020 Offering” has the meaning ascribed to that term under “Information Relating to theScore – Company Documents Incorporated by Reference”.

“Depositary” means Computershare Investor Services Inc. or a bank or trust company selected by Exchangeco in its reasonable discretion and reasonably acceptable to the Company, which Depositary will perform the duties described in a depositary agreement in form and substance reasonably acceptable to the parties.

“Director Company Option” means a Company Option granted to an individual in his or her capacity as a non-employee director of the Company or any of its Subsidiaries.

“Director Company RSU” means a Company RSU granted to an individual in his or her capacity as a non-employee director of the Company or any of its Subsidiaries.

“Dissent Rights” means the rights of dissent in respect of the Arrangement under Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement.

“Dissenting Holder” means any registered Company Shareholder as of the Record Date for the Meeting who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Company Shares.

“DOJ” has the meaning ascribed to that term under “Regulatory Matters – HSR Approval”.

“D&O Supporting Shareholders” has the meaning ascribed to that term under “The Arrangement – Voting Support Agreements”.

“D&O Voting Support Agreements” has the meaning ascribed to that term under “The Arrangement – Voting Support Agreements”.

“DTC” means The Depository Trust Company.

“EDGAR” has the meaning ascribed to that term under “Notice Regarding Information”.

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 1.1 of the Arrangement Agreement.

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Election Deadline” has the meaning ascribed to that term in the Plan of Arrangement.

“Eligible Holder” means a Company Shareholder that is: (a) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (b) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act.

“Eligible Recipients” has the meaning ascribed to that term under “The Arrangement – Interest of Certain Parties in the Arrangement – Retention Payments”.

“Employee Company Option” means a Company Option granted to an individual in his or her capacity as an employee or director of the Company or any of its Subsidiaries that is not a Director Company Option.

“Employee Company RSU” means a Company RSU granted to an individual in his or her capacity as an employee or director of the Company or any of its Subsidiaries that is not a Director Company RSU.

“Employee Share Purchase Plan” means the Amended and Restated Employee Share Purchase Plan of theScore, effective as of November 25, 2020.

“End Date” means February 4, 2022.

“Equity Award Exchange Ratio” means the sum of (1) the Exchange Ratio, and (2) the quotient (rounded to four decimal places) of (a) the Cash Portion of Consideration, divided by (b) the Penn Share Reference Price.

“Equivalent Dividend” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements –Exchangeable Share Support Agreement – Covenants regarding Exchangeable Shares”.

“Exchange Ratio” means 0.2398.

“Exchange Right” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Exchangeable Share Support Agreement – Exchangeco Insolvency Event – Exchange Right”.

“Exchangeable Share Consideration” means, with respect to each Exchangeable Share, for any acquisition of, redemption of or distribution of assets of Exchangeco in respect of such Exchangeable Share, or purchase of such Exchangeable Share pursuant to the Exchangeable Share Provisions or the Exchangeable Share Support Agreement: (i) one Penn Share multiplied by the Exchangeable Share Exchange Ratio on the Business Day immediately preceding the date on which the Exchangeable Share Price in respect of the Exchangeable Share Consideration being delivered is calculated; plus (ii) a cheque or cheques payable at par at any branch of the bankers of the payor in the amount contemplated by clause (ii) and (iv) of the definition of “Exchangeable Share Price”; plus (iii) such stock or other property contemplated by clause (iii) of the definition of “Exchangeable Share Price”.

“Exchangeable Share Exchange Ratio” means, at any time and in respect of each Exchangeable Share, an amount equal to 1.00000, as at the Effective Date, as cumulatively adjusted from time to time thereafter in accordance with the Exchangeable Share Provisions.

“Exchangeable Share Price” means, at any time, for each Exchangeable Share, an amount equal to the aggregate of: (i) the Current Market Price of one Penn Share at such time multiplied by the Exchangeable Share Exchange Ratio on the Business Day immediately preceding the date on which the Exchangeable Share Price is calculated; (ii) the full amount of all cash dividends declared or, to the extent a cash dividend has been declared by Penn National on the Penn Shares at such time for which a corresponding cash dividend on the Exchangeable Shares would be required to be, but has as not yet been, declared, undeclared (but only to the extent Exchangeco has not taken one of the alternative actions permitted under the Exchangeable Share Provisions to account for such declaration by Penn National), payable and unpaid, at such time, on such Exchangeable Share; (iii) the full amount of all non-cash dividends declared, payable and unpaid, at such time, on such Exchangeable Share; and (iv) the full amount of all dividends declared and payable in respect of each Penn Share (as adjusted by the Exchangeable Share Exchange Ratio from time to time) which have not, at such time, been paid on such Exchangeable Share in accordance with the Exchangeable Share Provisions or adjusted for under the Exchangeable Share Exchange Ratio.

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions will be in substantially the form set out in Appendix I to the Plan of Arrangement, which forms part of Appendix “A” of this Circular.

“Exchangeable Share Support Agreement” means the agreement to be made among Penn National, Callco and Exchangeco at or prior to the issuance by Exchangeco of any Exchangeable Shares, as the same may be amended, supplemented or otherwise modified from time to time in accordance the terms of the Exchangeable Share Provisions.

“Exchangeable Shares” means the exchangeable shares in the capital of Exchangeco, having the rights, privileges, restrictions and conditions set forth in the Exchangeable Share Provisions.

“Exchangeco” means 1317774 B.C. Ltd., a British Columbia corporation.

“Exchangeco Board” means the board of directors of Exchangeco as the same is constituted from time to time.

“Exchangeco Disclosure Letter” means the disclosure letter delivered by Exchangeco to the Company concurrently with entering into the Agreement.

“Exchangeco Insolvency Event” means (i) the institution by Exchangeco of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of Exchangeco to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, (ii) the filing by Exchangeco of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), or the failure by Exchangeco to contest in good faith any such proceedings commenced in respect of Exchangeco within thirty (30) days of becoming aware thereof, or the consent by Exchangeco to the filing of any such petition or to the appointment of a receiver, (iii) the making by Exchangeco of a general assignment for the benefit of creditors, or the admission in writing by Exchangeco of its inability to pay its debts generally as they become due or (iv) Exchangeco not being permitted, pursuant to solvency requirements of applicable Law, to redeem any Retracted Shares pursuant to the Exchangeable Share Provisions specified in a Retraction Request delivered to Exchangeco in accordance with the Exchangeable Share Provisions.

“Exchangeco Option” has the meaning ascribed to that term under “The Arrangement – Description of the Plan of Arrangement”.

“Exchangeco RSU” has the meaning ascribed to that term under “The Arrangement – Description of the Plan of Arrangement”.

“Exchangeco Transfer Agent” means such person as may from time to time be appointed by Exchangeco as the registrar and transfer agent for the Exchangeable Shares.

“Exemptive Relief” has the meaning ascribed to that term under “Regulatory Matters – Canadian Securities Law Matters – Canadian Reporting Obligations of Penn National and Exchangeco”.

“Fairness Opinions” means, collectively, the Morgan Stanley Fairness Opinion, the Canaccord Genuity Fairness Opinion and the Greenhill Fairness Opinion.

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court at any time prior to the Effective Time with the consent of both the Company and Exchangeco or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended on appeal at the direction of the Court (provided that any such amendment is acceptable to both the Company and Exchangeco).

“Financial Advisors” means, collectively, Morgan Stanley, Canaccord Genuity and Greenhill (and each, a “Financial Advisor”).

“FTC” has the meaning ascribed to that term under “Regulatory Matters – HSR Approval”.

“Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority or under Gaming Laws necessary for or relating to conduct of gaming and related activities or the ownership, the operation, management or development of any gaming operations.

“Gaming Authority” means any Governmental Entity with regulatory control and authority or jurisdiction over the conduct of gaming, pari-mutuel wagering and related activities or the ownership, operation, management or development of any gaming operations.

“Gaming Consents” means the approvals, decisions, clearances and confirmations set out in Section 1.1(a) of the Exchangeco Disclosure Letter (including by way of any expiration, waiver or termination of any relevant waiting period in relation to any Gaming Authority).

“Gaming Law” means any foreign, federal, tribal, state, county or local statute, law, ordinance, rule, regulation, permit, consent, approval, finding of suitability, license, judgment, order, decree, injunction or other authorization governing or relating to the conduct of gaming, pari-mutuel wagering and related activities or the ownership, operation, management or development of any gaming operations, including the rules, regulations, and orders of any Gaming Authority.

“Gaming Notifications” means the notices set out in Section 1.1(b) of the Exchangeco Disclosure Letter.

“Governmental Entity” means any nation or government or any agency, public or regulatory authority, taxing authority, self-regulatory organization (including stock exchanges), instrumentality, department, commission, court, arbitrator (public or private), ministry, tribunal or board of any nation, government or political subdivision or delegated authority thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

“Greenhill” means Greenhill & Co. Canada Ltd.

“Greenhill Fairness Opinion” has the meaning ascribed to that term under “The Arrangement – Greenhill Fairness Opinion”. A copy of the Greenhill Fairness Opinion is attached as Appendix “E” to this Circular.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Approval” means the condition satisfied when the waiting period (and any extension thereof) applicable to the transactions contemplated by the Plan of Arrangement under the HSR Act will have expired or will have been terminated.

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board, as adopted in Canada.

“including” means including without limitation, and “include” and “includes” have a corresponding meaning.

“Interim Order” means the interim order of the Court made pursuant to the BCBCA, providing for, among other things, the calling and holding of the Meeting, as the same may be amended, modified, supplemented or varied by the Court.

“Intermediary” means a broker, investment dealer or other intermediary through which a Company Shareholder holds its Company Shares.

“Investment Canada Act” means the Investment Canada Act (Canada).

“Investment Canada Act Approval” means that (a) Exchangeco or Penn National shall have either received a notice from the responsible Minister under the Investment Canada Act that such Minister is satisfied that the transactions contemplated hereby are likely to be of net benefit to Canada or the Minister shall be deemed to be satisfied that the transactions contemplated hereby are likely to be of net benefit to Canada, and (b) there shall not be any Law in effect under the Investment Canada Act that prohibits the completion of the transactions contemplated by the Arrangement Agreement.

“JLFHL” has the meaning ascribed to that term under “General Information About the Meeting and Voting – Persons Entitled to Vote”.

“Law” or “Laws” means applicable statutes, common laws, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law or bylaws, in each case, of a Governmental Entity.

“Letter of Transmittal and Election Form” means the letter of transmittal and election form(s) for use by registered Company Shareholders, in the form accompanying the Circular (which will be reasonably acceptable to Exchangeco), providing for the Company Shareholder's election with respect to the Consideration and which will specify that delivery will be effected, and risk of loss and title to the Company Share certificates, if any, shall pass, only upon proper delivery of the Company Share certificates (or effective affidavits of loss in lieu thereof), if any, to the Depositary and which will be in such form and have such other customary provisions as the Company may specify (which shall be reasonably acceptable to Exchangeco).

“Levy Family” means, collectively, John Levy, Benjamin Levy and the entities respectively controlled by them.

“Levy Supporting Shareholders” has the meaning ascribed to that term under “The Arrangement – Voting Support Agreements”.

“Levy Voting Support Agreements” has the meaning ascribed to that term under “The Arrangement – Voting Support Agreements”.

“Liens” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

“Liquidation Amount” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Distribution on Liquidation and Associated Call Right”.

“Liquidation Call Purchase Price” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Distribution on Liquidation and Associated Call Right”.

“Liquidation Call Right” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Distribution on Liquidation and Associated Call Right”.

“Liquidation Date” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Distribution on Liquidation and Associated Call Right”.

“March 2021 Offering” has the meaning ascribed to that term under “Information Relating to theScore – Company Documents Incorporated by Reference”.

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act.

“McCarthys” means McCarthy Tétrault LLP.

“Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Meeting Materials” has the meaning ascribed to that term under “General Information About the Meeting and Voting – Voting by Beneficial Company Shareholders”.

“MergerSub” means a British Columbia corporation with nominal assets and share capital to be formed that will be a direct, wholly-owned subsidiary of Callco with the authorized capital of MergerSub consisting solely of common shares.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“misrepresentation” has the meaning ascribed to that term in the Securities Act.

“Morgan Stanley” means Morgan Stanley & Co. LLC.

“Morgan Stanley Fairness Opinion” has the meaning ascribed to that term under “The Arrangement – Morgan Stanley Fairness Opinion”. A copy of the Morgan Stanley Fairness Opinion is attached as Appendix “F” to this Circular.

“NASDAQ” means the NASDAQ Global Select Market.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“NI 71-102” means National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers.

“Non-Employee Option” means a Company Option that is not an Employee Company Option or a Director Company Option.

“Non-Employee RSU” means a Company RSU that is not an Employee Company RSU or a Director Company RSU.

“Notice of Meeting” means the Notice of Special Meeting of Company Shareholders which is attached to this Circular.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Paul, Weiss” means Paul, Weiss, Rifkind, Wharton & Garrison LLP.

“Payment Schedule” has the meaning ascribed to that term under “The Arrangement – Interest of Certain Parties in the Arrangement – Retention Payments”.

“PBCL” means the Pennsylvania Business corporation Law of 1988.

“Penn Material Adverse Effect” means any Change that, together with all other Changes, is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Penn National and its Subsidiaries, taken as a whole; provided, however, that in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has been, a Penn Material Adverse Effect: (a) Changes in general economic or political conditions or in the financial, credit or securities markets in Canada or the United States; (b) Changes generally affecting, the industries in which Penn National and its Subsidiaries operate; (c) failure of Penn National to meet internal or external projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failures will not be excluded); (d) Changes in the price or trading volume of the Penn Shares in and of itself (provided that the underlying causes of such Changes will not be excluded); (e) Changes that result from the announcement of the Arrangement Agreement or the transactions contemplated thereby or the identity of Exchangeco or any of its affiliates as the acquiror of the Company, including the loss of employees or customers (other than for purposes of any representation or warranty addressing the effect of the announcement, execution, delivery and performance of the Arrangement Agreement or the consummation of the transactions contemplated thereby, including the Arrangement); (f) compliance with the express terms of, or the taking of any action expressly required or contemplated by, the Arrangement Agreement (other than for purposes of any representation or warranty addressing the effect of the announcement, execution, delivery and performance of the Arrangement Agreement or the consummation of the transactions contemplated thereby, including the Arrangement); (g) acts of terrorism or war; (h) Changes resulting from epidemics, pandemics, disease outbreak (including COVID-19), other health crisis or public health event (including the COVID-19 Measures); (i) Changes in IFRS or U.S. GAAP or the authoritative interpretation thereof after the date hereof; (j) Changes in Law or the authoritative interpretation thereof after the date hereof (including in connection with or in response to COVID-19); or (k) Changes in currency exchange or interest rates, except, in the case of clauses (a), (b), (g), (h), (i), (j) and (k), to the extent such Changes referred to therein have or would be reasonably expected to have a disproportionate impact on Penn National and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Penn National and its Subsidiaries operate.

“Penn National” means Penn National Gaming, Inc., a Pennsylvania corporation.

“Penn National Articles” means the Second Amended and Restated Articles of Incorporation of Penn National.

“Penn National Board” means the board of directors of Penn National as the same is constituted from time to time.

“Penn National Bylaws” means the Fourth Amended and Restated Bylaws of Penn National.

“Penn National Dividend Declaration Date” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Dividends and Other Distributions”.

“Penn National Extraordinary Transaction” means: (i) any person acquiring, directly or indirectly, any voting security of Penn National and, immediately after such acquisition, directly or indirectly owning, or exercises control and direction over, voting securities representing more than 50% of the total voting power of all of the then-outstanding voting securities of Penn National; (ii) the shareholders of Penn National approving a merger, consolidation, recapitalization or reorganization of Penn National, other than any such transaction which would result in the holders of outstanding voting securities of Penn National immediately prior to such transaction directly or indirectly owning, or exercising control and direction over, voting securities representing more than 50% of the total voting power of all of the voting securities of the surviving entity outstanding immediately after such transaction; (iii) the shareholders of Penn National approving a liquidation of Penn National; (iv) Penn National selling or disposing of all or substantially all of its assets; (v) Penn National distributing securities or other property, by way of dividend, distribution, reorganization, spin-off, split-off or other similar event, to all holders of Penn Shares that constitutes, prior to the date of distribution, businesses, securities or assets (including equity interests of affiliates or investees of Penn National) with a fair market value (as determined by the board of directors of Penn National in its good faith judgment) equal to 10% or more of the fair market value of, or that constitutes 10% or more of the revenue or assets of, Penn National and its Subsidiaries, taken as a whole; or (vi) any other transaction or series of related transactions having a substantially similar effect.

“Penn National Liquidation Event” means any of the following events: (i) any determination by the Penn National Board to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Penn National or to effect any other distribution of assets of Penn National among its shareholders for the purpose of winding up its affairs, at least thirty (30) days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and (ii) the earlier of (A) receipt by Penn National of notice of, and (B) Penn National otherwise becoming aware of any instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of Penn National or to effect any other distribution of assets of Penn National among its shareholders for the purpose of winding up its affairs, in each case where Penn National has failed to contest in good faith any such proceeding commenced in respect of Penn National within thirty (30) days of becoming aware thereof.

“Penn Offer” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Exchangeable Share Support Agreement – Tender Offers”.

“Penn Option” means an option granted by Penn National.

“Penn RSU” has the meaning ascribed to that term under “The Arrangement – Description of the Plan of Arrangement”.

“Penn Shareholders” means the holders of Penn Shares.

“Penn Share Reference Price” means the volume weighted averages of the trading price of the Penn Shares on the NASDAQ per day as displayed under the VWAP function on the “PENN US equity” Bloomberg page (or its equivalent successor if such page is not available) on each of the five (5) consecutive trading days commencing on the tenth (10th) trading day immediately before the Effective Date and ending on the sixth (6th) trading day immediately before the Effective Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Penn Shares” means shares of common stock, US$0.01 par value per share, of Penn National.

“Per Share Value” means the sum of (i) the Cash Portion of Consideration and (ii) the product (rounded to the nearest cent) obtained by multiplying (x) the Exchange Ratio by (y) the Penn Share Reference Price.

“Permits” means any licenses, franchises, permits, waivers, notices, certificates, consents, approvals or other similar authorizations of, from or by a Governmental Entity possessed by or granted to, or necessary for the ownership of the assets or conduct of the business of, the Company or its Subsidiaries.

“Permitted Transferee” has the meaning ascribed to that term in the Levy Voting Support Agreements.

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

“Plan of Arrangement” means the plan of arrangement of theScore, substantially in the form of Appendix “A” hereto, and any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order.

“Proceeding” legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations.

“Purchase Date” has the meaning ascribed to that term in the Employee Share Purchase Plan.

“Recommendation Withdrawal” means, collectively, an act of the Company Board or any committee thereof to directly or indirectly (i) modify or qualify in a manner adverse to Exchangeco or withdraw, or publicly propose to modify or qualify in a manner adverse to Exchangeco or withdraw, the Recommendation, (ii) approve or make any recommendation to the Company Shareholders in connection with any tender offer, take-over bid or other Acquisition Proposal (other than a recommendation against such offer, bid or Acquisition Proposal), (iii) fail to include a recommendation to vote in favour of the Arrangement Resolution in the Circular or otherwise take any other action in connection with the Meeting or make any other public statement inconsistent with such recommendation, (iv) except in the case of a tender offer or exchange offer subject to Regulation 14D under the U.S. Exchange Act (which is covered by the succeeding clause (v)) or a take-over bid or insider bid (which is covered by the succeeding clause (vi)), fail to publicly reaffirm its recommendation of the Arrangement Agreement within five (5) Business Days after Exchangeco so reasonably requests in writing (or within such fewer number of days as remains prior to the day that is two (2) Business Days before the Meeting), (v) in the case of a tender offer or exchange offer subject to Regulation 14D under the U.S. Exchange Act, fail to recommend, in a solicitation/recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) Business Days of the commencement of such tender offer or exchange offer, or (vi) in the case of a take-over bid or insider bid subject to National Instrument 62-104 - Take-Over Bids and Issuer Bids of the Canadian securities regulatory authorities, fail to recommend, in a directors’ circular, rejection of such take-over bid or insider bid within fifteen (15) days of the date of such take-over bid or insider bid.

“Record Date” means Tuesday, September 7, 2021.

“Redemption Call Right” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Redemption of Exchangeable Shares and Associated Call Right”.

“Redemption Call Purchase Price” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Redemption of Exchangeable Shares and Associated Call Right”.

“Redemption Date” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Redemption of Exchangeable Shares and Associated Call Right”.

“Redemption Price” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Redemption of Exchangeable Shares and Associated Call Right”.

“Registration Statement” has the meaning ascribed to that term under “Summary – United States Securities Law Matters – Registration of Penn Shares issued upon exchange of the Exchangeable Shares”.

“Regulatory Approvals” means the Investment Canada Act Approval, the HSR Approval and the Closing Condition Gaming Consents.

“Relay Ventures” has the meaning ascribed to that term under “General Information About the Meeting and Voting – Persons Entitled to Vote”.

“Relay Voting Support Agreement” has the meaning ascribed to that term under “The Arrangement – Voting Support Agreements”.

“Requisite Vote” means a simple majority of the votes cast on the Arrangement Resolution by Company Shareholders (voting on a separate class basis) present in person or represented by proxy at the Meeting, excluding Company Shares held by Persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, if any.

“Response to Petition” has the meaning ascribed to that term under the heading “The Arrangement Agreement – Court Approval”.

“Restraint” means each of a temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other Law.

“Retention Program” has the meaning ascribed to that term under “The Arrangement – Interest of Certain Parties in the Arrangement – Retention Payments”.

“Retracted Shares” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Retraction of Exchangeable Shares and Associated Call Right”.

“Retraction Call Right” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Retraction of Exchangeable Shares and Associated Call Right”.

“Retraction Call Right Purchase Price” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Retraction of Exchangeable Shares and Associated Call Right”.

“Retraction Date” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Retraction of Exchangeable Shares and Associated Call Right”.

“Retraction Price” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Retraction of Exchangeable Shares and Associated Call Right”.

“Retraction Request” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Retraction of Exchangeable Shares and Associated Call Right”.

“SEC” means the United States Securities and Exchange Commission.

“Second Request” has the meaning ascribed to that term under “Regulatory Matters – HSR Approval”.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder.

“SEDAR” has the meaning ascribed to that term under “Notice Regarding Information”.

“Seventh Anniversary Redemption” has the meaning ascribed to that term under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Redemption of Exchangeable Shares and Associated Call Right”.

“Special Voting Shares” means the issued and outstanding Special Voting Shares in the capital of theScore.

“Subject Levy Securities” has the meaning ascribed to that term under “The Arrangement – Voting Support Agreements – Levy Supporting Shareholders”.

“Subscription Event” has the meaning ascribed to that term under “The Arrangement Agreement – Termination of the Arrangement Agreement – Penn National Subscription”.

“Subsidiary” with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, (a) securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions or (b) more than 50% of the equity interests of the second Person.

“Superior Proposal” means a bona fide written Acquisition Proposal that the Company Board in good faith determines (after consultation with its outside counsel and financial advisors) (a) is more favourable from a financial point of view to the Company Shareholders (solely in their capacities as Company Shareholders) than the Arrangement and is reasonably capable of being consummated in accordance with its terms, in each case after taking into account all other relevant factors permitted by applicable Law (including regulatory, legal, financing, timing and other factors, all conditions included in such Acquisition Proposal and the identity of the Person or group of Persons making such Acquisition Proposal) and (b) is not subject to any diligence, access or financing condition; provided, that for purposes of the definition of “Superior Proposal”, the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “all or substantially all” with respect to the revenue or assets of, the Company and its Subsidiaries, taken as a whole, or “100%” with respect to the Company Shares, as applicable.

“Supporting Shareholders” has the meaning ascribed to that term under “The Arrangement – Voting Support Agreements”.

“tax” or “taxes” means any and all national, supranational, federal, provincial, state, regional, local or municipal and other taxes, levies, premiums, excises, fees, assessments, imposts, duties, and other similar charges imposed, assessed, or collected by a Governmental Entity, whether disputed or not, (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (a) taxes imposed on, or measured by gross or net income, franchise, profits, receipts, gains, windfalls, capital, production, or recapture and (b) ad valorem, value added, capital gains, sales, goods and services, harmonized sales, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), government pension plan premiums or contributions, unemployment, health, employee health, worker’s compensation, education, utility, severance, disability, excise, stamp, documentary, registration, environmental, alternative or add-on minimum, occupation, premium, transfer, land transfer and estimated taxes and customs duties.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

“Termination Fee” means US$70,000,000.

“Transfer” means to option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey with respect to any securities.

“TSX” means the Toronto Stock Exchange.

“U.S. Dollar Equivalent” means, in respect of any amount expressed in Canadian dollars (the “Canadian Dollar Amount”), the quotient obtained by dividing (i) the Canadian Dollar Amount by (ii) the “US Dollar” daily exchange rate published by the Bank of Canada on the Business Day immediately preceding the Effective Date or, in the event such daily exchange rate is not available, the Canadian dollar-U.S. dollar exchange rate on the Business Day immediately preceding the Effective Date, expressed in U.S. dollars, as may be determined by Penn National (which will be reasonably acceptable to the Company).

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“U.S. GAAP” means U.S. generally accepted accounting principles.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended.

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal securities laws.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“Vested Option Consideration” means a cash amount determined by the following formula:

[“A” minus “B”] multiplied by “C”.

Where

“A” equals the Per Share Value;

“B” equals the U.S. Dollar Equivalent per Share exercise price of such Company Option; and

“C” equals the number of Company Shares covered by (I) the vested portion of such Company Option immediately prior to the Effective Time or (II) such Accelerated Unvested Company Option, if any.

“Voting Support Agreements” has the meaning ascribed to that term under “The Arrangement – Voting Support Agreements”.

“Wachtell Lipton” means Wachtell, Lipton, Rosen & Katz.

“Willful and Material Breach” means a deliberate act or a deliberate failure to act by a party, which act or failure to act constitutes in and of itself a material breach of the Arrangement Agreement by such party and which was undertaken with the knowledge of such party that such act or failure to act would be, or would reasonably be expected to cause, a material breach of the Arrangement Agreement.

QUESTIONS? NEED HELP VOTING? CONTACT US North American Toll-Free Phone 1.888.302.5677 @ E-mail: contactus@kingsdaleadvisors.com Fax: 416.867.2271 I@ Toll Free Facsimile: 1.866.545.5580 ~ Outside North America, Banks and Brokers Call Collect: 416.867.2272 ,,.~ KINGSDALE ~ Advisors

theScore